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08001690

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TSX Group Inc.

*CURRENT ADDRESS The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35769 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

OICF/BY: MAC
DAT : 4/7/08

2007 First Quarter Report to Shareholders of TSX Group Inc. posted on website

2007 Second Quarter Report to Shareholders of TSX Group Inc. posted on website

2007 Third Quarter Report to Shareholders of TSX Group Inc. posted on website

Report of voting results of TSX Group Inc.'s Annual and Special Meeting of Shareholders and Management held on April 25, 2007

2006 Annual Participation Fee for Reporting Issuers (Form 13-502F1)

Report on number and value of securities distributed in Quebec pursuant to section 114 of the Regulation Concerning Securities regarding TSX Group Inc. Share Option Plan dated March 27, 2007





Interim Consolidated Financial Statements of

TSX GROUP INC.

Quarters ended March 31, 2007 and 2006

(Unaudited)

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 48,718	$ 37,018
Marketable securities (note 7)	318,611	285,055
Accounts receivable	44,549	34,298
Energy contracts receivable (note 7)	688,135	889,395
Fair value of energy contracts undelivered (note 7)	54,804	-
Prepaid expenses	2,994	2,914
Future tax asset	21,645	25,095
	1,179,456	1,273,775
Premises and equipment	23,757	25,344
Future tax asset	134,773	127,362
Other assets	12,053	12,482
Investment in affiliate	11,398	11,357
Intangible assets	61,546	62,652
Goodwill	59,866	59,866
	$1,482,849	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 27,485	$ 39,194
Energy contracts payable (note 7)	688,135	889,395
Fair value of energy contracts undelivered (note 7)	54,804	-
Deferred revenue	61,271	6,468
Deferred revenue-initial and additional listing fees	52,923	50,410
Obligation under capital lease	686	778
Income taxes payable	317	20,465
	885,621	1,006,710
Accrued employee benefits liability	10,972	10,425
Obligation under capital lease	44	145
Other liabilities	33,703	32,880
Deferred revenue-initial and additional listing fees	310,860	295,723
	1,241,200	1,345,883
Shareholders' equity:		
Share capital	391,422	387,501
Share option plan (note 3)	3,718	3,942
Deficit	(153,491)	(164,488)
	241,649	226,955
	$1,482,849	$1,572,838

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended March 31, 2007	2006
Revenue:		
Listing	$ 30,148	$ 25,937
Trading and related	42,115	41,013
Market data	26,591	18,504
Business services	2,273	2,086
Other	49	473
	101,176	88,013
Expenses:		
Compensation and benefits	25,543	20,307
Information and trading systems	6,601	5,079
General and administration	11,083	7,894
Amortization	3,741	3,062
	46,968	36,342
Income from operations	54,208	51,671
Income (loss) from investment in affiliate	41	(129)
Investment income	3,913	2,185
Income before income taxes	58,162	53,727
Income taxes	21,714	19,000
Net income	$ 36,448	$ 34,727
Earnings per share (note 5):		
Basic	$ 0.53	$ 0.51
Diluted	$ 0.53	$ 0.50

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Common shares:		
Balance, beginning of period	$ 387,501	$ 380,925
Proceeds on options exercised	3,071	3,443
Cost of exercised options	850	849
Balance, end of period	391,422	385,217
Reserve for share option plan:		
Balance, beginning of period	3,942	2,669
Cost of exercised options	(850)	(849)
Cost of share option plan	626	551
Balance, end of period	3,718	2,371
Deficit:		
Balance, beginning of period	(164,488)	(205,799)
Transitional adjustment (note 1)	621	-
Net income	36,448	34,727
Dividends on common shares	(26,072)	(22,525)
Balance, end of period	(153,491)	(193,597)
Shareholders' equity, end of period	$ 241,649	$ 193,991

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended March 31,	
	2007	2006
Cash flows from (used in) operating activities:		
Net income	$ 36,448	$ 34,727
Items not involving cash:		
Amortization	3,741	3,062
Unrealized loss on marketable securities	510	-
(Income) loss from affiliate	(41)	129
Cost of share option plan	626	551
Future tax asset	(4,094)	(5,262)
Energy contracts receivable	201,260	436,377
Fair value of energy contracts undelivered	(54,804)	-
Accounts receivable and prepaid expenses	(10,331)	(10,175)
Other assets	429	311
Accounts payable and accrued liabilities	(11,709)	(10,026)
Energy contracts payable	(201,260)	(436,377)
Fair value of energy contracts undelivered	54,804	-
Accrued liabilities long term	1,370	2,344
Deferred revenue	72,453	62,698
Income taxes payable	(20,148)	(21,096)
	69,254	57,263
Cash flows from (used in) financing activities:		
Reduction in obligation under capital lease	(227)	(211)
Exercised options	3,071	3,443
Dividends on common shares	(26,072)	(22,525)
	(23,228)	(19,293)
Cash flows from (used in) investing activities:		
Additions to premises and equipment	(1,014)	(560)
Increase in marketable securities	(33,312)	(35,864)
	(34,326)	(36,424)
Increase in cash	11,700	1,546
Cash, beginning of period	37,018	28,485
Cash, end of period	$ 48,718	$ 30,031
Supplemental cash flow information:		
Interest paid	$ 228	$ 201
Interest received	4,113	3,432
Income taxes paid	46,527	45,584

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements
(In thousands of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006
(Unaudited)

The unaudited interim consolidated financial statements of TSX Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006 except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. Changes in Accounting Policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income. The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 7). The Company had no other comprehensive income or loss transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements
(In thousands of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006
(Unaudited)

2. Segmented information:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX")

	Three months ended March 31,		
	Capital Markets	Energy Markets	Total
2007			
Total Revenue	$ 96,226	$ 4,950	$ 101,176
Net Income	35,840	608	36,448
Goodwill	38,587	21,279	59,866
Total Assets	690,833	792,016	1,482,849

	Three months ended March 31,		
	Capital Markets	Energy Markets	Total
2006			
Total Revenue	$ 83,349	$ 4,664	$ 88,013
Net Income	33,710	1,017	34,727
Goodwill	5,963	18,978	24,941
Total Assets	554,476	616,291	1,170,767

(In thousands of dollars, except per share amounts)

3. Share option plan:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,491,554 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended March 31, 2007		Three months ended March 31, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,096,650	$ 25.17	1,248,462	$ 18.980
Granted	207,471	53.04	180,404	49.640
Forfeited	(2,628)	38.10	(14,426)	21.930
Exercised	(187,364)	16.39	(216,610)	15.900
Outstanding, end of period	1,114,129	$ 31.80	1,197,830	$ 24.120

(In thousands of dollars, except per share amounts)

3. Share option plan (continued):

At March 31, 2007, 576,038 options were fully vested and exercisable at strike prices in the range of $ 10.53 to $ 49.64.

For the quarter ended March 31, 2007, the Company recognized compensation cost of $626 (year to date March 31, 2006 - $551) in respect of its share option plan.

4. Long-Term Incentive Plan:

The Company records its obligation under the long term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 7). As at March 31, 2007, the total accrual for the restricted share units ("RSUs") is $6,021 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. Previously, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return at the time of payout. Effective January 1, 2007, the company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $1,178 for the three months ended March 31, 2007.

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements
(In thousands of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006
(Unaudited)

5. **Earnings per share:**

	Three months ended March 31, 2007	2006
Net income	$ 36,448	$ 34,727
Weighted average number of common shares outstanding	68,516,276	68,208,178
Basic earnings per share	$ 0.53	$ 0.51
Diluted weighted average number of common shares outstanding	69,083,472	68,993,600
Diluted earnings per share	$ 0.53	$ 0.50

6. **Employee future benefits:**

Total retirement benefit cost for the quarter ended March 31, 2007 was $1,888 (year to date March 31, 2006 - $1,558).

7. **Financial Instruments:**

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) **Marketable securities:**

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At March 31, 2007, these investments have been measured at fair value and the unrealized losses of $510 recognized during the three months ended March 31, 2007 have been reflected in net income in the consolidated financial statements.

(In thousands of dollars, except per share amounts)

7. Financial Instruments (continued):

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing the Company's shares as a partial fair value hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At March 31, 2007, the fair value of the total return swaps was estimated to be $2,155 and the unrealized gains reflected in net income during the three month period ended March 31, 2007 amounted to $1,340. At March 31, 2006, the fair value of the total return swaps was estimated to be $4,326 and the unrealized gains recorded in net income during the three month period ended March 31, 2006 amounted to $1,762.

c) NGX energy contracts:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trade contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

7. Financial Instruments (continued):

c) NGX energy contracts (continued):

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the counterparties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer.

NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

The changes in the fair value of the physical and financial trading contracts which have not yet been delivered are recognized in the consolidated assets and liabilities. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts are recognized in the consolidated statement of income.

8. Commitments:

On March 5, 2007, the Company announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange (ISE). DEX™ will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. The Company currently anticipates the joint cost of setting up this new exchange between now and the launch date to be approximately $26.0 million.

On March 28, 2007, the Company announced a technology and clearing arrangement with the IntercontinentalExchange (ICE). Under the arrangement, North American physical natural gas and Canadian electricity contracts will be offered on ICE's leading electronic commodities trading platform. In turn, NGX will serve as the clearinghouse for these products. The Company expects to launch this combined offering in the third quarter of 2007.

Interim Consolidated Financial Statements of

TSX GROUP INC.

Quarters ended June 30, 2007 and 2006

(Unaudited)

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 36,646	$ 37,018
Marketable securities (note 7)	334,246	285,055
Accounts receivable	53,784	34,298
Energy contracts receivable (note 7)	691,589	889,395
Fair value of energy contracts undelivered (note 7)	127,339	–
Prepaid expenses	6,758	2,914
Future tax asset	23,732	25,095
	1,274,094	1,273,775
Premises and equipment	22,741	25,344
Future tax asset	137,952	127,362
Other assets	11,625	12,482
Investment in affiliate	11,419	11,357
Intangible assets	64,838	62,652
Goodwill	65,692	59,866
	$1,588,361	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 31,205	$ 39,194
Energy contracts payable (note 7)	691,589	889,395
Fair value of energy contracts undelivered (note 7)	127,339	–
Deferred revenue	42,989	6,468
Deferred revenue – initial and additional listing fees	56,611	50,410
Obligation under capital lease	494	778
Income taxes payable	6,353	20,465
	956,580	1,006,710
Accrued employee benefits liability	11,518	10,425
Obligation under capital lease	33	145
Other liabilities	29,043	32,880
Deferred revenue – initial and additional listing fees	335,672	295,723
	1,332,846	1,345,883
Shareholders' equity:		
Share capital	391,756	387,501
Share option plan (note 3)	4,192	3,942
Deficit	(140,433)	(164,488)
	255,515	226,955
	$1,588,361	$1,572,838

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Revenue:				
Issuer services	$ 32,248	$ 26,712	$ 62,396	$ 52,649
Trading and related	42,880	41,632	84,995	82,645
Market data	27,787	21,468	54,378	39,972
Business services	2,752	2,288	5,025	4,374
Other	563	512	612	985
	106,230	92,612	207,406	180,625
Expenses:				
Compensation and benefits	22,573	18,424	48,116	38,731
Information and trading systems	6,525	4,892	13,126	9,971
General and administration	10,213	8,626	21,296	16,520
Amortization	3,771	3,068	7,512	6,130
	43,082	35,010	90,050	71,352
Income from operations	63,148	57,602	117,356	109,273
Income (loss) from investment in affiliate	21	(76)	62	(205)
Investment income	1,256	2,230	5,169	4,415
Income before income taxes	64,425	59,756	122,587	113,483
Income taxes	25,297	31,292	47,011	50,292
Net income	$ 39,128	$ 28,464	$ 75,576	$ 63,191
Earnings per share (note 5):				
Basic	$ 0.57	$ 0.42	$ 1.10	$ 0.93
Diluted	0.57	0.41	1.10	0.92

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Six months ended June 30, 2007	2006
Common shares:		
Balance, beginning of period	**$ 387,501**	$ 380,925
Proceeds on options exercised	**3,344**	3,689
Cost of exercised options	**911**	907
Balance, end of period	**391,756**	385,521
Share option plan:		
Balance, beginning of period	**3,942**	2,669
Cost of exercised options	**(911)**	(907)
Cost of share option plan	**1,161**	1,223
Balance, end of period	**4,192**	2,985
Deficit:		
Balance, beginning of period	**(164,488)**	(205,799)
Transitional adjustment (note 1)	**621**	–
Net income	**75,576**	63,191
Dividends on common shares	**(52,142)**	(45,074)
Balance, end of period	**(140,433)**	(187,682)
Shareholders' equity, end of period	**$ 255,515**	$ 200,824

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash flows from (used in) operating activities:				
Net income	**$ 39,128**	$ 28,464	**$ 75,576**	$ 63,191
Adjustments to determine net cash flows:				
Amortization	**3,771**	3,068	**7,512**	6,130
Unrealized loss on marketable securities	**3,276**	–	**3,786**	–
(Income) loss from investment in affiliate	**(21)**	76	**(62)**	205
Cost of share option plan	**535**	672	**1,161**	1,223
Future tax asset	**(6,006)**	(1,006)	**(10,100)**	(6,268)
Energy contracts receivable	**(3,454)**	25,390	**197,806**	461,767
Fair value of energy contracts undelivered	**(72,535)**	–	**(127,339)**	–
Accounts receivable and prepaid expenses	**(10,385)**	6,224	**(20,716)**	(3,951)
Other assets	**428**	(303)	**857**	8
Accounts payable and accrued liabilities	**2,617**	12,325	**(9,092)**	2,299
Energy contracts payable	**3,454**	(25,390)	**(197,806)**	(461,767)
Fair value of energy contracts undelivered	**72,535**	–	**127,339**	–
Long term accrued and other liabilities	**(4,160)**	(12,017)	**(2,790)**	(9,673)
Deferred revenue	**9,688**	8,132	**82,141**	70,830
Income taxes payable	**5,228**	10,470	**(14,920)**	(10,626)
	44,099	56,105	**113,353**	113,368
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	**(203)**	(213)	**(430)**	(424)
Proceeds on exercised options	**273**	246	**3,344**	3,689
Dividends on common shares	**(26,070)**	(22,549)	**(52,142)**	(45,074)
	(26,000)	(22,516)	**(49,228)**	(41,809)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	**(1,193)**	(567)	**(2,207)**	(1,127)
Acquisitions, net of cash acquired	**(8,142)**	–	**(8,142)**	–
Additions to intangible assets	**(1,925)**	–	**(1,925)**	–
Marketable securities	**(18,911)**	(37,539)	**(52,223)**	(73,403)
	(30,171)	(38,106)	**(64,497)**	(74,530)
Decrease in cash	**(12,072)**	(4,517)	**(372)**	(2,971)
Cash, beginning of period	**48,718**	30,031	**37,018**	28,485
Cash, end of period	**$ 36,646**	$ 25,514	**$ 36,646**	$ 25,514
Supplemental cash flow information:				
Interest paid	**$ 161**	$64	**$ 389**	$ 265
Interest received	**3,979**	4,091	**8,092**	7,523
Income taxes paid	**24,818**	21,334	**71,345**	66,918

See accompanying notes to consolidated financial statements.

(In thousands of dollars, except per share amounts)

The unaudited interim consolidated financial statements of TSX Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006 except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. Changes in Accounting Policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income. The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 7). The Company had no other comprehensive income or loss transactions during the six months ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

2. Segmented information:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange, and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX").

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Six months ended June 30, 2007 and 2006
(Unaudited)

2. **Segmented information (continued):**

	Capital Markets	Three months ended June 30, Energy Markets	Total
2007			
Total Revenue	**$ 100,934**	**$ 5,296**	**$ 106,230**
Net Income	**38,223**	**905**	**39,128**
Goodwill	**44,413**	**21,279**	**65,692**
Total Assets	**714,904**	**873,457**	**1,588,361**
2006			
Total Revenue	$ 87,431	$ 5,181	$ 92,612
Net Income	27,594	870	28,464
Goodwill	5,963	18,978	24,941
Total Assets	607,103	563,804	1,170,907

	Capital Markets	Six months ended June 30, Energy Markets	Total
2007			
Total Revenue	**$ 197,160**	**$ 10,246**	**$ 207,406**
Net Income	**74,063**	**1,513**	**75,576**
Goodwill	**44,413**	**21,279**	**65,692**
Total Assets	**714,904**	**873,457**	**1,588,361**
2006			
Total Revenue	$ 170,780	$ 9,845	$ 180,625
Net Income	61,304	1,887	63,191
Goodwill	5,963	18,978	24,941
Total Assets	607,103	563,804	1,170,907

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Six months ended June 30, 2007 and 2006
(Unaudited)

3. Share option plan:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,475,758 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended June 30, 2007		Three months ended June 30, 2006	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding, beginning of period	**1,114,129**	**$ 31.80**	1,197,830	$ 24.12
Granted	**6,013**	**43.68**	9,670	47.30
Forfeited	**(64,905)**	**45.15**	–	–
Exercised	**(15,796)**	**17.28**	(14,618)	18.76
Outstanding, end of period	**1,039,441**	**$ 31.26**	1,192,882	$ 24.40

During the second quarter, the Company recognized compensation cost of $535 (second quarter 2006 - $672) in respect of its share option plan.

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Six months ended June 30, 2007 and 2006
(Unaudited)

3. Share option plan (continued):

	Six months ended June 30, 2007		Six months ended June 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,096,650	$ 25.17	1,248,462	$ 18.98
Granted	213,484	52.78	190,074	49.52
Forfeited	(67,533)	44.88	(14,426)	21.93
Exercised	(203,160)	16.46	(231,228)	15.95
Outstanding, end of period	1,039,441	$ 31.26	1,192,882	$ 24.40

At June 30, 2007, 565,310 options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64. During the first half of 2007, the Company recognized compensation cost of $1,161 (year to date June 2006 - $1,223) in respect of its share option plan.

4. Long-Term Incentive Plan:

The Company records its obligation under the long term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 7). As at June 30, 2007, the total accrual for the restricted share units ("RSUs") is $4,476 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. In prior years, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid.

The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return to the time of payout. Effective January 1, 2007, the Company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $356 for the quarter ended June 30, 2007 and for the year-to-date by $1,534.

(In thousands of dollars, except per share amounts)

5. **Earnings per share:**

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Net income	**$ 39,128**	$28,464	**$ 75,576**	$63,191
Weighted average number of common shares outstanding	**68,614,623**	68,316,493	**68,570,273**	68,264,799
Basic earnings per share	**$0.57**	$0.42	**$1.10**	$0.93
Diluted weighted average number of common shares outstanding	**68,974,143**	68,909,304	**69,002,396**	68,957,098
Diluted earnings per share	**$0.57**	$0.41	**$1.10**	$0.92

6. **Employee future benefits:**

Total retirement benefit cost for the quarter ended June 30, 2007 was $1,882 (2006 - $1,546) and for the year-to-date was $3,770 (2006 – $3,104).

7. **Financial Instruments:**

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) **Marketable securities:**

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At June 30, 2007, these investments have been measured at fair value and the unrealized losses of $3,276 recognized during the three months ended June 30, 2007 and for the year-to-date $3,786 have been reflected in net income in the consolidated financial statements.

(In thousands of dollars, except per share amounts)

---

7. Financial Instruments (continued):

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing TSX Group Inc. shares as a partial fair value hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At June 30, 2007, the fair value of the total return swaps was estimated to be a liability of $1,075 and the unrealized losses reflected in net income during the three month period ended June 30, 2007 amounted to $3,533 and for the year-to-date $2,193. At June 30, 2006, the fair value of the total return swaps was estimated to be an asset of $372 and the unrealized losses recorded in net income during the three month period ended June 30, 2006 amounted to $2,591 and for the year-to-date $829.

c) NGX energy contracts:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trading contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the counterparties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer.

NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

---

7. Financial Instruments (continued):

c) NGX energy contracts (continued):

The changes in the fair value of the physical and financial trading contracts which have not yet been delivered are recognized in the consolidated assets and liabilities. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts are recognized in the consolidated statement of income.

8. Commitments:

On March 5, 2007, the Company announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange, Inc. ("ISE"). DEX™ will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. The Company currently anticipates the joint cost of setting up this new exchange from announcement to the launch date to be approximately $26.0 million.

On March 28, 2007, the Company announced a technology and clearing arrangement with the IntercontinentalExchange, Inc. ("ICE"). Under the arrangement, North American physical natural gas and Canadian electricity contracts will be accessible through ICE's leading electronic commodities trading platform. In turn, NGX will serve as the clearinghouse for these products. The Company expects to launch this arrangement in the second half of 2007.





Interim Consolidated Financial Statements of

TSX GROUP INC.

Quarters ended September 30, 2007 and 2006

(Unaudited)

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 45,981	$ 37,018
Marketable securities (note 8)	267,107	285,055
Accounts receivable	46,991	34,298
Energy contracts receivable (note 8)	479,573	889,395
Fair value of open energy contracts (note 8)	81,113	–
Prepaid expenses	6,006	2,914
Future tax asset	22,906	25,095
	949,677	1,273,775
Premises and equipment	22,331	25,344
Future tax asset	141,808	127,362
Other assets (note 3)	22,940	12,482
Investment in affiliate	11,549	11,357
Intangible assets	65,713	62,652
Goodwill	65,871	59,866
	$1,279,889	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 37,683	$ 39,194
Energy contracts payable (note 8)	479,573	889,395
Fair value of open energy contracts (note 8)	81,113	–
Deferred revenue	24,944	6,468
Deferred revenue – initial and additional listing fees	59,078	50,410
Obligation under capital lease	318	778
Income taxes payable	7,900	20,465
	690,609	1,006,710
Accrued employee benefits liability	11,815	10,425
Obligation under capital lease	29	145
Other liabilities	28,711	32,880
Deferred revenue – initial and additional listing fees	348,709	295,723
	1,079,873	1,345,883
Shareholders' equity:		
Share capital (note 10)	383,245	387,501
Share option plan (note 4)	4,531	3,942
Deficit (note 10)	(187,760)	(164,488)
	200,016	226,955
	$1,279,889	$1,572,838

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Revenue:				
Issuer services	$ 34,842	$ 27,573	$ 97,238	$ 80,222
Trading and related	41,514	28,204	126,509	110,849
Market data	27,538	23,043	81,916	63,015
Business services and other	2,233	2,377	7,870	7,736
	106,127	81,197	313,533	261,822
Expenses:				
Compensation and benefits	23,466	18,945	71,582	57,676
Information and trading systems	6,813	6,318	19,939	16,289
General and administration	10,015	9,214	31,311	25,734
Amortization	4,078	3,181	11,590	9,311
	44,372	37,658	134,422	109,010
Income from operations	61,755	43,539	179,111	152,812
Income (loss) from investment in affiliate	130	86	192	(119)
Investment income	4,726	5,084	9,895	9,499
Income before income taxes	66,611	48,709	189,198	162,192
Income taxes	23,929	15,492	70,940	65,784
Net income	$ 42,682	$ 33,217	$ 118,258	$ 96,408
Earnings per share (note 6):				
Basic	$ 0.63	$ 0.49	$ 1.73	$ 1.41
Diluted	0.62	0.48	1.72	1.40

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Nine months ended September 30, 2007	2006
Common shares:		
Balance, beginning of period	$ 387,501	$ 380,925
Proceeds on options exercised	4,360	5,162
Cost of exercised options	1,150	1,249
Purchased under normal course issuer bid (note 10)	(9,766)	–
Balance, end of period	383,245	387,336
Share option plan:		
Balance, beginning of period	3,942	2,669
Cost of exercised options	(1,150)	(1,249)
Cost of share option plan	1,739	1,886
Balance, end of period	4,531	3,306
Deficit:		
Balance, beginning of period	(164,488)	(205,799)
Transitional adjustment (note 1)	621	–
Net income	118,258	96,408
Dividends on common shares	(78,113)	(67,638)
Purchased under normal course issuer bid (note 10)	(64,038)	–
Balance, end of period	(187,760)	(177,029)
Shareholders' equity, end of period	$ 200,016	$ 213,613

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash flows from (used in) operating activities:				
Net income	$ 42,682	$ 33,217	$ 118,258	$ 96,408
Adjustments to determine net cash flows:				
Amortization	4,078	3,181	11,590	9,311
Unrealized (gain) loss on marketable securities	(829)	–	2,957	–
(Income) loss from investment in affiliate	(130)	(86)	(192)	119
Cost of share option plan	578	663	1,739	1,886
Future tax asset	(3,221)	(4,088)	(13,321)	(10,356)
Energy contracts receivable	212,016	62,088	409,822	523,855
Fair value of open energy contracts	46,226	–	(81,113)	–
Accounts receivable and prepaid expenses	7,545	993	(13,171)	(2,958)
Other assets	(1,050)	190	(193)	198
Accounts payable and accrued liabilities	6,478	11,415	(2,614)	13,714
Energy contracts payable	(212,016)	(62,088)	(409,822)	(523,855)
Fair value of open energy contracts	(46,226)	–	81,113	–
Long term accrued and other liabilities	(35)	(4,936)	(2,825)	(14,609)
Deferred revenue	(2,541)	(2,407)	79,600	68,423
Income taxes payable	1,547	(149)	(13,373)	(10,775)
	55,102	37,993	163,455	151,361
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	(182)	(207)	(612)	(631)
Proceeds on exercised options	1,016	1,473	4,360	5,162
Dividends on common shares	(25,971)	(22,564)	(78,113)	(67,638)
Purchased under normal course issuer bid	(73,804)	–	(73,804)	–
	(98,941)	(21,298)	(148,169)	(63,107)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	(2,424)	(2,493)	(4,631)	(3,620)
Acquisitions, net of cash acquired	–	–	(8,142)	–
Acquisition of option	(10,265)	–	(10,265)	–
Additions to intangible assets	(2,105)	–	(4,030)	–
Marketable securities	67,968	38,355	15,745	(35,048)
	53,174	35,862	(11,323)	(38,668)
Increase in cash	9,335	52,557	8,963	49,586
Cash, beginning of period	36,646	25,514	37,018	28,485
Cash, end of period	$ 45,981	$ 78,071	$ 45,981	$ 78,071
Supplemental cash flow information:				
Interest paid	$ 264	$ 232	$ 653	$ 497
Interest received	4,119	3,637	12,211	11,160
Income taxes paid	25,992	20,940	97,337	87,858

See accompanying notes to consolidated financial statements.

(In thousands of dollars, except per share amounts)

The unaudited interim consolidated financial statements of TSX Group Inc. (the 'Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006, except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. Significant accounting policies:

(a) Basis of presentation:

On August 14, 2007, the Company and International Securities Exchange, Inc. ("ISE") announced the completion of a shareholders agreement for CDEX Inc. ("CDEX"), which will operate DEX™, a new derivatives exchange scheduled to begin operations in March, 2009. CDEX is owned 52 per cent by the Company and 48 per cent by ISE Ventures LLC, a wholly owned subsidiary of ISE. The Company currently anticipates the joint cost of setting up this new exchange to be approximately $26,000 and CDEX is accounted for using proportionate consolidation. At September 30, 2007, CDEX's only significant transactions were cash from financing activities in the amount of $26,000 and a $1,067 asset and accrued liability reflecting the acquisition of a software license.

(b) Changes in accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian *Institute of Chartered Accountants* Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income.

(In thousands of dollars, except per share amounts)

1. **Significant accounting policies (continued):**

   (b) Changes in accounting policies (continued):

   The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 8). The Company had no other comprehensive income or loss transactions during the nine months ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

2. **Segmented information:**

   The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange, and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX").

	Three months ended September 30,		
	Capital Markets	Energy Markets	Total
2007			
Total Revenue	$ 100,662	$ 5,465	$ 106,127
Net Income	41,404	1,278	42,682
Goodwill	44,592	21,279	65,871
Total Assets	664,469	615,420	1,279,889
2006			
Total Revenue	$ 76,412	$ 4,785	$ 81,197
Net Income	31,804	1,413	33,217
Goodwill	5,963	18,978	24,941
Total Assets	619,359	505,967	1,125,326

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Nine months ended September 30, 2007 and 2006
(Unaudited)

2. Segmented information (continued):

	Nine months ended September 30,		
	Capital Markets	Energy Markets	Total
2007			
Total Revenue	$ 297,822	$ 15,711	$ 313,533
Net Income	115,467	2,791	118,258
Goodwill	44,592	21,279	65,871
Total Assets	664,469	615,420	1,279,889
2006			
Total Revenue	$ 247,192	$ 14,630	$ 261,822
Net Income	93,064	3,344	96,408
Goodwill	5,963	18,978	24,941
Total Assets	619,359	505,967	1,125,326

3. Other assets:

On September 6, 2007, the Company entered into an agreement with Enbridge Inc. ("Enbridge") and Circuit Technology Limited ("Circuit") granting it the option to acquire NetThruPut Inc. ("NTP") at a time after March 15, 2009. The Company paid $9,500 plus acquisition costs of $765 for the right to acquire all the shares of NTP from its shareholders at a price between $40,000 and $95,000. A portion of the purchase price will be satisfied by the issuance of the Company's shares, subject to Toronto Stock Exchange regulatory approval. This agreement also provides Enbridge and Circuit with the right to sell all the shares of NTP under the same terms to the Company. Exercise of the option by either the Company or NTP's shareholders is subject to certain closing conditions.

4. Share option plan:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,426,746 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

(In thousands of dollars, except per share amounts)

4. **Share option plan (continued):**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended September 30, 2007		Three months ended September 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,039,441	$ 31.26	1,192,882	$ 24.40
Granted	6,464	42.80	–	–
Forfeited	(9,548)	50.29	(3,402)	30.85
Exercised	(49,012)	20.73	(89,184)	16.52
Outstanding, end of period	987,345	$ 31.67	1,100,296	$ 25.02

During the third quarter, the Company recognized compensation cost of $578 (third quarter 2006 - $663) in respect of its share option plan.

	Nine months ended September 30, 2007		Nine months ended September 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,096,650	$ 25.17	1,248,462	$ 18.98
Granted	219,948	52.48	190,074	49.52
Forfeited	(77,081)	45.55	(17,828)	23.63
Exercised	(252,172)	17.24	(320,412)	16.11
Outstanding, end of period	987,345	$ 31.67	1,100,296	$ 25.02

(In thousands of dollars, except per share amounts)

4. Share option plan (continued):

At September 30, 2007, 521,091 options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64. During the first nine months of 2007, the Company recognized compensation cost of $1,739 (year to date September 2006 - $1,886) in respect of its share option plan.

5. Long-term incentive plan:

The Company records its obligation under the long-term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to economically hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 8). As at September 30, 2007, the total accrual for the restricted share units ("RSUs") is $5,532 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. In prior years, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid.

The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return to the time of payout. Effective January 1, 2007, the Company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $387 for the quarter ended September 30, 2007 and for the year-to-date by $1,921.

TSX GROUP INC.

Notes to Interim Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Nine months ended September 30, 2007 and 2006
(Unaudited)

6. **Earnings per share:**

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Net income	**$ 42,682**	$33,217	**$118,258**	$96,408
Weighted average number of common shares outstanding	**68,103,741**	68,351,231	**68,412,679**	68,503,704
Basic earnings per share	**$0.63**	$0.49	**$1.73**	$1.41
Diluted weighted average number of common shares outstanding	**68,495,979**	68,986,758	**68,896,557**	69,033,302
Diluted earnings per share	**$0.62**	$0.48	**$1.72**	$1.40

7. **Employee future benefits:**

Total retirement benefit cost for the quarter ended September 30, 2007 was $1,625 (2006 - $1,541) and for the year-to-date was $5,395 (2006 – $4,645).

8. **Financial instruments:**

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) **Marketable securities:**

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At September 30, 2007, these investments have been measured at fair value and unrealized net gains of $829 have been recognized during the three months ended September 30, 2007 and unrealized net losses year-to-date of $2,957 have been reflected in net income in the consolidated financial statements.

(In thousands of dollars, except per share amounts)

8. Financial instruments (continued):

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing TSX Group Inc. shares as a partial fair value hedge to the share appreciation rights of RSUs and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At September 30, 2007, the fair value of the total return swaps was estimated to be $1,119 and the unrealized gains reflected in net income during the three month period ended September 30, 2007 amounted to $2,194 and for the year-to-date $1. At September 30, 2006, the fair value of the total return swaps was estimated to be $2,560 and the unrealized gains recorded in net income during the three month period ended September 30, 2006 amounted to $2,188 and for the year-to-date $1,359.

c) NGX energy contracts:

As an electronic exchange and clearing house for physically and financially settled spot and forward energy products, NGX is the central counterparty for all transactions on NGX between buyers and sellers. Prices are either fixed and determined by the electronic matching of bids and offers from NGX participants at the time the trading contracts are initiated or swap contracts call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the buyers or sellers in a transaction, NGX has arranged for third party physical backstopping for the transaction with all related costs payable by the non-performing counterparty.

NGX energy contract receivable and payable positions are recognized for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not yet been made.

(In thousands of dollars, except per share amounts)

8. Financial instruments (continued):

c) NGX energy contracts (continued):

The changes in the fair value of the undelivered physically settled trading contracts and the forward financially settled trading contracts are recognized in the consolidated assets and liabilities as open energy contracts. The equal and offsetting unrealized gains and losses related to the change in the fair value of the open energy contracts are recognized in the consolidated statement of income.

9. Commitments:

On March 28, 2007, the Company announced a technology and clearing arrangement with the IntercontinentalExchange, Inc. ("ICE"). Under the arrangement, ICE will provide certain trading services to NGX on an outsourced basis with respect to Canadian physical natural gas and electricity contracts. In turn, NGX will serve as the clearinghouse for US physical natural gas products. The Company expects to launch this arrangement in the fourth quarter of 2007.

10. Normal course issuer bid:

On August 1, 2007, the Company received approval from Toronto Stock Exchange to repurchase up to 6,841,051 of its common shares under a normal course issuer bid ("NCIB"). Purchases may be made over a one year period to end on August 6, 2008. Common shares purchased under the NCIB are cancelled. From August 7, 2007 to September 30, 2007, the Company purchased 1,710,262 common shares at an aggregate cost of $73,804 of which $9,766 was charged to share capital and $64,038 was charged to the deficit.

11. Subsequent events:

As part of its clearing operations, NGX becomes the counterparty to each transaction concluded through its electronic trading platform. To manage the risks associated with its clearing activities, NGX is fully collateralized by the counterparty in accordance with its margining methodology and maintains a $30,000 clearing backstop fund. The Company is the guarantor of this fund, and has pledged $30,000 of marketable securities related to its obligation as a guarantor.

11. Subsequent events (continued):

On October 31, 2007, the Board of Directors of the Company approved an increase in the NGX clearing backstop fund to $100,000 U.S. to accommodate the anticipated growth in transaction activity. The previously secured guarantee of $30,000 will be replaced by an unsecured guarantee of $100,000 U.S.

12. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year.

Consolidated Financial Statements of

TSX GROUP INC.

Years ended December 31, 2006 and 2005

(in thousands of dollars)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of TSX Group Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

January 29, 2007

TSX GROUP INC.

Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	**$ 37,018**	$ 28,485
Marketable securities (notes 3 and 9)	**285,055**	247,747
Accounts receivable	**34,298**	24,511
Energy contracts receivable (notes 9 and 10)	**889,395**	1,004,320
Prepaid expenses	**2,914**	2,691
Future tax asset (note 21)	**25,095**	16,532
	1,273,775	1,324,286
Premises and equipment (note 5)	**25,344**	25,776
Future tax asset (note 21)	**127,362**	127,057
Other assets (note 6)	**12,482**	13,026
Investment in affiliate (note 8)	**11,357**	11,439
Intangible assets (note 11)	**62,652**	30,700
Goodwill (note 11)	**59,866**	24,941
	$ 1,572,838	$ 1,557,225
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 39,194**	$ 34,116
Energy contracts payable (notes 9 and 10)	**889,395**	1,004,320
Deferred revenue	**6,468**	3,006
Deferred revenue-initial and additional listing fees (note 15)	**50,410**	41,238
Current portion of obligation under capital lease (note 12)	**778**	833
Income taxes payable	**20,465**	27,872
	1,006,710	1,111,385
Accrued employee benefits liability (note 7)	**10,425**	8,524
Obligation under capital lease (note 12)	**145**	903
Other liabilities (note 14)	**32,880**	21,081
Deferred revenue-initial and additional listing fees (note 15)	**295,723**	237,537
	1,345,883	1,379,430
Shareholders' equity (note 16):		
Share capital	**387,501**	380,925
Share option plan	**3,942**	2,669
Deficit	**(164,488)**	(205,799)
	226,955	177,795
Commitments and contingent liability (notes 12 and 25)		
	$ 1,572,838	$ 1,557,225

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Wayne Fox" Chair

"J. Spencer Lanthier" Director

TSX GROUP INC.

Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
Years ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Listing	$ 108,483	$ 87,724
Trading and related	146,253	125,532
Market data	86,941	67,430
Business services (note 22)	9,395	7,910
Other	1,775	1,368
	352,847	289,964
Expenses:		
Compensation and benefits	79,006	72,510
Information and trading systems	22,014	17,443
General and administration	34,228	35,762
Amortization	13,048	13,477
	148,296	139,192
Income from operations	204,551	150,772
Loss from investment in affiliate	(82)	(693)
Investment income	14,425	6,876
Income before income taxes	218,894	156,955
Income taxes (note 21)	87,370	53,602
Net income	$ 131,524	$ 103,353
Earnings per share (note 20):		
Basic	$ 1.92	$ 1.52
Diluted	$ 1.91	$ 1.51

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
Years ended December 31, 2006 and 2005

	2006	2005
Common shares:		
Balance, beginning of year	**$ 380,925**	$ 375,765
Proceeds on options exercised	**5,296**	4,144
Cost of exercised options	**1,280**	1,016
Balance, end of year	**387,501**	380,925
Share option plan:		
Balance, beginning of year	**2,669**	1,662
Cost of exercised options	**(1,280)**	(1,016)
Cost of share option plan	**2,553**	2,023
Balance, end of year	**3,942**	2,669
Deficit:		
Balance, beginning of year	**(205,799)**	(247,911)
Net income	**131,524**	103,353
Dividends on common shares	**(90,213)**	(61,241)
Balance, end of year	**(164,488)**	(205,799)
Shareholders' equity, end of year	**$ 226,955**	$ 177,795

See accompanying notes to consolidated financial statements.

TSX GROUP INC.

Consolidated Statements of Cash Flows
(In thousands of dollars)
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from (used in) operating activities:		
Net income	$ 131,524	$ 103,353
Adjustments to determine net cash flows:		
Amortization	13,048	13,477
Loss from investment in affiliate	82	693
Cost of share option plan	2,553	2,023
Loss on disposal of equipment	-	7
Future tax asset	(12,608)	(26,022)
Energy contracts receivable	114,925	(395,937)
Accounts receivable and prepaid expenses	(6,095)	(4,981)
Other assets	544	1,782
Accounts payable and accrued liabilities	(11,144)	2,264
Energy contracts payable	(114,925)	396,783
Long term other liabilities	11,709	6,601
Deferred revenue	67,346	58,798
Income taxes payable	(7,431)	8,285
	189,528	167,126
Cash flows from (used in) financing activities:		
Reduction in obligation under capital lease	(838)	(770)
Proceeds on options exercised	5,296	4,144
Dividends on common shares	(90,213)	(61,241)
	(85,755)	(57,867)
Cash flows from (used in) investing activities:		
Additions to premises and equipment	(4,228)	(4,677)
Proceeds on disposal of equipment	-	100
Acquisitions, net of cash acquired (note 2)	(53,704)	-
Marketable securities	(37,308)	(93,621)
	(95,240)	(98,198)
Increase in cash	8,533	11,061
Cash, beginning of year	28,485	17,424
Cash, end of year	$ 37,018	$ 28,485
Supplemental cash flow information:		
Interest paid	$ 741	$ 489
Interest received	$ 15,026	$ 8,174
Income taxes paid	$ 108,112	$ 74,230

See accompanying notes to consolidated financial statements

(In thousands of dollars, except per share amounts)

TSX Group Inc. (the "Company") owns and operates two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange, serving the public venture equity market, Natural Gas Exchange Inc., an exchange for the trading and clearing of natural gas and electricity contracts in North America and Shorcan Brokers Limited, a fixed income inter-dealer broker.

All references to earnings per share, common shares issued and outstanding, common shares reserved for issuance, and options reflect the impact of the two-for-one stock split which was effective May 17, 2005.

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, TSX Inc. ("TSX"), Natural Gas Exchange Inc. ("NGX"), 2099242 Ontario Ltd., Shorcan Brokers Limited ("SBL") and their wholly owned subsidiaries TSX Venture Exchange Inc., Oxen Inc. and Shorcan ATS Limited. Intercompany balances and transactions have been eliminated upon consolidation.

(b) Change in accounting policy:

During 2005 the Company retroactively changed its accounting policy for initial listing fees and additional listing fees to comply with the evolving interpretation of The Canadian Institute of Chartered Accountants' Emerging Issues Committee Abstract 141-Revenue Recognition. Previously, non-refundable initial and additional listing fees were recognized at the time such fees were received. The Company now recognizes such fees on a straight-line basis over an estimated service period of ten years.

The effect of the change in accounting policy relating to revenue recognition from the prior method on the consolidated statement of income for the year ended December 31, 2005 was a decrease in revenue of $58,620. Income taxes for the year ended December 31, 2005 decreased by $24,246. Net income for the year ended December 31, 2005 decreased by $34,374. The effect of the change on basic earnings per share for the year ended December 31, 2005 was a decrease of $0.50.

1. Significant accounting policies (continued):

The effect on the consolidated balance sheet at December 31, 2005 was an increase in the future tax asset of $93,110, an increase in deferred revenue-initial and additional listing fees of $278,775, with a corresponding increase in deficit of $185,665. Revenue that was recorded in the years prior to the change in accounting policy and has been subsequently included in 2006 revenue amounted to $41,238 (2005-$33,398).

(c) Investments:

The investment portfolio includes pooled fund investments.

Pooled funds are managed by an external investment fund manager and are carried at the lower of carrying value or market value. Market values for securities held by the pooled funds are determined by reference to quoted market prices. To the extent that the value of the underlying assets in the pooled funds decrease, the value of the units will decrease and such decrease will be recognized during the period in which it occurs. There is no contractual maturity date for the investment in pooled funds.

Investment income is recognized in the period it is earned. Realized gains or losses on investments are recorded in the period in which they occur.

The Company's investment in an affiliate, which is subject to significant influence, is accounted for using the equity method of accounting.

(d) Derivative financial instruments:

The Company has restricted and deferred share units that are awarded to directors and employees. The Company uses derivatives to manage the exposure of the restricted share units and deferred share units to the Company's share price fluctuations. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company purchases total return forward contracts to economically hedge against fluctuations in the value of the units attributable to changes in the market price of the Company's common shares. Any increase in the Company's share price results in an increase in the liability to directors and employees and a corresponding increase in the return on the hedged units. Changes in the value of the total return forward contracts are recorded in income.

1. Significant accounting policies (continued):

(e) Amortization:

Amortization is provided over the following useful lives of the assets:

Asset	Basis	Rate
Premises under capital lease	Straight line	25 years
Computers and electronic trading equipment	Straight line	3 - 5 years
Furniture, fixtures and other equipment	Straight line	5 years
Leasehold improvements	Straight line	Over terms of various leases to a maximum of 15 years
Intangible assets comprising:		
Customer bases	Declining balance	2.0-8.0%
Data licence	Straight line	10 years

(f) Revenue recognition:

Revenue for goods and services is recognized when the services are provided or the goods are sold.

Trading and related revenues for capital markets are recorded and recognized as revenue in the month in which the trades are executed or when the related services are provided.

Fees relating to NGX trading, clearing and settlement are recognized over the period the services are provided.

Listing revenues are derived primarily from recurring annual sustaining fees and transaction-based fees for initial and additional listings. Sustaining fees are billed during the first quarter of the year and the amount is recorded as deferred revenue and amortized over the year on a straight-line basis. Initial and additional listing fees are recorded as deferred revenue and are recognized on a straight-line basis over an estimated service period of ten years.

Real time market data revenue is recognized based on usage as reported by customers and vendors. The Company conducts periodic audits of the information provided and records additional revenues, if any, at that time. Fixed income indices revenue is recognized over the period the service is provided. Other Market Data and Business Services revenue are recorded and recognized as revenue in the month in which the services are provided.

1. Significant accounting policies (continued):

(g) Development expenditures:

Development expenditures, including application software, are expensed as they are incurred.

(h) Income taxes:

Future income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enacted or substantive enactments occur.

(i) Employee future benefits:

TSX, TSX Venture Exchange Inc. and NGX have registered pension plans with a defined benefits tier and a defined contributions tier covering substantially all of their employees, as well as a retirement compensation arrangement ("RCA") for senior management. Benefits are based on years of service and the employee's compensation. The costs of these programs are being funded currently. In addition, the Company provides other employee future benefits, such as supplementary medical and dental coverage, to defined eligible employees ("other benefit plans"). The cost of the other benefit plans is not being funded; however, a provision for this has been made in the accounts.

The Company accrues its obligations under employee defined benefit plans as the employees render the services necessary to earn pension and other employee future benefits.

The Company has adopted the following policies for its benefit plans:

(i) The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of salary escalation, retirement ages and expected health care cost.

1. Significant accounting policies (continued):

(ii) For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

(iii) Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period of employees active at the time of the amendment.

(iv) Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the expected average remaining service period of active employees.

(v) When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(j) Intangible assets:

Intangible assets consisting of customer bases and a long term data licence are reviewed at least annually. When the carrying amount of the reporting unit's intangible asset exceeds the implied fair value of the intangible asset, an impairment loss is recognized as an amount equal to the excess and is identified separately on the statement of income.

(k) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the effective date of the transaction.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

1. Significant accounting policies (continued):

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is initially determined as described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is recorded in the statement of income before extraordinary items and discontinued operations.

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; specifically deferred revenue, future tax assets, intangible assets, pension plan assets and liabilities, long term incentive plan liabilities and the allocation of purchase prices of acquisitions. Management also makes estimates that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(m) Earnings per share:

Earnings per share are calculated using the treasury stock method.

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

1. Significant accounting policies (continued):

(n) Related party transactions:

Any transactions entered into between the Company and related parties are on terms and conditions that are at least as favourable to the Company as market terms and conditions and are recorded at the agreed upon exchange amount.

(o) Share based compensation:

The Company has a share-based compensation plan, which is described in notes 18 and 19. The Company accounts for all share-based payments to employees that call for settlement by the issuance of equity instruments, granted on or after January 1, 2003, using the fair value based method. Under the fair value based method, compensation cost attributable to options to employees is measured at fair value at the grant date and amortized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash is measured at intrinsic value and amortized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

For options that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(p) Financial Instruments and Comprehensive Income:

The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require the Company to account for all of its financial assets and liabilities at fair value. When the Company adopts the new rules effective January 1, 2007, it will remeasure its financial assets and liabilities, as appropriate, at fair value and report a new section of shareholders' equity called other comprehensive income.

The Company is determining the impact that these changes in accounting policy will have on its consolidated financial statements once adopted.

(In thousands of dollars, except per share amounts)

2. Acquisitions:

During the year, the Company or its subsidiaries acquired 100% of the outstanding common shares of Oxen Inc. ("Oxen") on October 2, 2006 and Shorcan Brokers Limited ("SBL") on December 1, 2006. Oxen owns the Alberta Watt Exchange Limited and provides ancillary services to support the Alberta electricity market. SBL is a fixed income inter-dealer broker. In addition, on October 25, 2006 a subsidiary of the Company purchased Scotia Capital's* Fixed Income Indices, PC Bond®, and related data assets, and also signed a long term data licence under which Scotia Capital will provide fixed income pricing data. These acquisitions were accounted for using the purchase method.

The aggregate purchase prices total $64,554 in cash plus closing costs of $1,283.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the dates of acquisition:

Cash	$ 4,248
Current assets	3,915
Premises and equipment	5,879
Intangible assets	34,435
Goodwill	34,925
	83,402
Current liabilities	10,328
Income taxes payable	24
Future tax liability	3,739
Deferred revenue	3,474
Purchase price	$ 65,837

The Company may make additional payments of up to a maximum $14,000 contingent on the results of operations over the next two years.

The results of operations of the businesses acquired are included from the acquisition dates.

* Registered trade mark of The Bank of Nova Scotia. Used under license.

(In thousands of dollars, except per share amounts)

3. Marketable securities:

The carrying and fair values of the investment portfolio are as follows:

As at December 31	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
Money market fund	$ 184,019	$ 184,019	$ 134,701	$ 134,701
Short-term bond and mortgage fund	101,036	101,790	113,046	113,117
	$ 285,055	$ 285,809	$ 247,747	$ 247,818

The Company has pledged $30,000 of marketable securities related to its obligations as guarantor for NGX (note 9).

4. Derivative financial instruments:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing the Company's shares as a partial economic hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

The following tables represent the total return swaps which are outstanding at December 31.

As at December 31, 2006:

	Remaining term to maturity (notional amount)			Fair value		
	Under 1 year	1 to 3 years	Total	Gain	Loss	Net
Equity Swap Contract #5	$ 695	$ –	$ 695	$ 457	$ –	$ 457
Equity Swap Contract #7	12,388	–	12,388	736	–	736
Equity Swap Contract #8	621	–	621	–	(11)	(11)
Equity Swap Contract #10	–	664	664	–	(13)	(13)
Equity Swap Contract #11	4,268	–	4,268	–	(333)	(333)
Equity Swap Contract #12	620	–	620	–	(22)	(22)
	$ 18,592	$ 664	$ 19,256	$ 1,193	$ (379)	$ 814

TSX GROUP INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2006 and 2005

4. Derivative financial instruments (continued):

As at December 31, 2005:

	Remaining term to maturity (notional amount)			Fair value		
	Under 1 year	1 to 3 years	Total	Gain	Loss	Net
Equity Swap Contract #3	$ 711	$ –	$ 711	$ 601	$ –	$ 601
Equity Swap Contract #4	772	–	772	652	–	652
Equity Swap Contract #5	–	695	695	409	–	409
Equity Swap Contract #6	935	–	935	471	–	471
Equity Swap Contract #7	–	12,388	12,388	430	–	430
	$ 2,418	$ 13,083	$ 15,501	$ 2,563	$ –	$ 2,563

5. Premises and equipment:

As at December 31, 2006	Cost	Accumulated amortization	Net book value
Premises under capital lease	$ 12,317	$ 11,473	$ 844
Computers and electronic trading equipment	61,149	47,952	13,197
Furniture, fixtures and other equipment	16,859	15,611	1,248
Leasehold improvements	37,734	27,679	10,055
	$ 128,059	$ 102,715	$ 25,344

As at December 31, 2005	Cost	Accumulated amortization	Net book value
Premises under capital lease	$ 12,317	$ 10,818	$ 1,499
Computers and electronic trading equipment	51,215	42,080	9,135
Furniture, fixtures and other equipment	16,984	15,209	1,775
Leasehold improvements	40,166	26,799	13,367
	$ 120,682	$ 94,906	$ 25,776

Amortization charged for the year was $10,565 (2005 - $10,969).

(In thousands of dollars, except per share amounts)

6. Other assets:

As at December 31	2006	2005
Accrued benefit assets (note 7)	$ 9,300	$ 8,841
Other assets	3,182	4,185
	$ 12,482	$ 13,026

7. Employee future benefits:

Information about the Company's benefit plans is as follows:

Total cash amounts recognized as paid or payable for employee future benefits in 2006, consisting of employer contributions to the defined benefit pension plans, employer contributions to the other benefit plans, and employer contributions to the defined contribution plans, was $4,856 (2005-$3,466).

Defined benefit plans:

Commencing January 1, 2004, the Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2005, and the next required valuation will be as at December 31, 2008.

	Pension and RCA plans		Other benefit plans	
	2006	2005	2006	2005
Accrued benefit obligation:				
Balance, beginning of year	$ 52,421	$ 40,996	$ 11,541	$ 7,566
Current service cost	2,174	1,653	1,287	880
Interest cost	2,728	2,642	671	547
Benefits paid	(2,797)	(1,799)	(117)	(129)
Employee contributions	311	322	–	–
Actuarial losses (gains)	37	8,607	(428)	2,677
Plan amendments	(755)	–	–	–
Balance, end of year	$ 54,119	$ 52,421	$ 12,954	$ 11,541

TSX GROUP INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2006 and 2005

7. Employee future benefits (continued):

	Pension and RCA plans		Other benefit plans	
	2006	2005	**2006**	2005
Plan assets:				
Fair value, beginning of year	**$ 49,478**	$ 43,406	**$ –**	$ –
Actual return on plan assets	**2,969**	6,142	**–**	–
Employer contributions	**2,816**	1,407	**–**	–
Employee contributions	**311**	322	**–**	–
Benefits paid	**(2,797)**	(1,799)	**–**	–
Fair value, end of year	**$ 52,777**	$ 49,478	**$ –**	$ –
Funded status-plan deficiency	**$ (1,342)**	$ (2,943)	**$ (12,954)**	$ (11,541)
Unamortized net actuarial loss	**9,628**	10,243	**2,368**	2,888
Employer contributions after measurement date	**619**	276	**39**	–
Unamortized transitional obligation	**42**	58	**–**	–
Unamortized past service costs	**353**	1,207	**122**	129
Accrued benefit asset (liability)	**$ 9,300**	$ 8,841	**$ (10,425)**	$ (8,524)

The accrued benefit asset and accrued benefit obligation is included in the Company's consolidated balance sheet as follows:

	Pension and RCA plans		Other benefit plans	
As at December 31	**2006**	2005	**2006**	2005
Other assets	**$ 9,300**	$8,841	**$ –**	$ –
Long term liabilities	**–**	–	**(10,425)**	(8,524)
Total	**$ 9,300**	$8,841	**$ (10,425)**	$(8,524)

(In thousands of dollars, except per share amounts)

7. Employee future benefits (continued):

Plan assets consist of:

Asset category	Percentage of plan assets	
	2006	2005
Equity securities	**48%**	51%
Debt securities	**38%**	37%
Canada Revenue Agency refundable tax account	**14%**	12%
	100%	100%

The elements of the Company's defined benefit plan costs recognized in the year are as follows:

	Pension and RCA plans		Other benefit plans	
	2006	2005	**2006**	2005
Current service cost, net of employees' contributions	**$ 2,174**	$ 1,653	**$ 1,287**	$ 880
Interest cost	**2,728**	2,642	**671**	547
Actual return on plan assets	**(2,969)**	(6,142)	**–**	–
Amortization of past service costs	**–**	–	**7**	7
Plan amendments	**(755)**	–	**–**	–
Actuarial losses	**2,007**	6,637	**91**	–
	3,185	4,790	**2,056**	1,434
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year (a)	**334**	3,760		
Difference between actuarial (gains) losses recognized for the year and actual actuarial (gains) losses on accrued benefit obligation for the year (b)	**(1,691)**	(6,575)		
Difference between amortization of past service costs for the year and actual plan amendments for the year (c)	**854**	154		
Difference between costs arising in the period and costs recognized in the period in respect of transitional obligation (asset)	**16**	16		
Net benefit plan expense	**$ 2,698**	$ 2,145	**$ 2,056**	$ 1,434

(a) Expected return on plan assets of $2,635 (2005 - $ 2,382) less the actual return on plan assets of $2,969 (2005 - $ 6,142).

(In thousands of dollars, except per share amounts)

7. Employee future benefits (continued):

(b) Actuarial (gain) loss recognized for the year of $316 (2005 - $62) less the actual actuarial (gain) loss on accrued benefit obligation of $2,007 (2005 - $6,637).

(c) Amortization of past service costs for the year of $1,609 (2005 - $ 154) less the actual plan amendments for the year of $755 (2005 - $nil).

The significant actuarial assumptions adopted in measuring the obligation are as follows (weighted average):

	Pension and RCA plans		Other benefit plans	
	2006	2005	**2006**	2005
Discount rate	**5.25 %**	6.25%	**5.40 %**	5.25%
Rate of compensation increase	**4.00 %**	4.25%	**n/a**	n/a
Expected long-term rate of return on plan assets	**6.00 %**	6.25%	**n/a**	n/a

The assumed health care cost trend rate at December 31, 2006 was 7.0% (2005 – 7.3 %), decreasing to 4.6% (2005 – 4.6%) over six years.

Increasing or decreasing the assumed health care cost trend rates by one percentage point would have the following effects for 2006:

	Increase	Decrease
Total of service and interest cost	$ 601	$ (443)
Accrued benefit obligation	$ 3,443	$ (2,590)

In 2006, the Company contributed and expensed $1,884 (2005 - $1,783) to the defined contribution tier, which amounts are not included in the recognized defined benefit costs above.

The average remaining service period of the active employees covered by the pension plans is 14 years (2005 – 12 years). The average remaining service period of the active employees covered by the other retirement benefits plans is 19 years (2005 – 19 years).

(In thousands of dollars, except per share amounts)

8. Investment in affiliate:

On July 8, 2002, the Company paid $15,000 plus closing costs of $126, to acquire approximately 40% equity interest in CanDeal.ca Inc. ("CanDeal"), which owns an electronic trading system for the institutional debt market. As part of the investment, the Company and CanDeal entered into an agreement under which the Company would provide technological services in support of CanDeal's electronic trading system.

On April 10, 2003, CanDeal acquired for redemption, shares previously issued to Basis 100, a technology provider, resulting in the Company's equity interest increasing to approximately 45%. On March 24, 2006, CanDeal acquired for redemption, shares previously issued to Moneyline Inc., a service provider, resulting in the Company's equity interest increasing to approximately 47%.

The other shareholders of CanDeal include its founders, Canada's six largest investment dealers, which represent the majority of the institutional debt trading market in Canada, and a service provider. The investment is accounted for using the equity method. The purchase price exceeded the proportionate share of the fair value of tangible net assets acquired by $16,069. This amount represents intangible assets and goodwill.

In 2006 the Company charged CanDeal $228 (2005 - $751) for technology services and remitted to CanDeal $642 (2005-$498) as part of a revenue sharing arrangement and for the supply of technology development.

9. NGX collateral arrangements and clearing backstop fund:

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the fulfillment of every contract that is executed on its electronic trading platform. To manage the risks associated with its clearing activities, NGX is fully collateralized by the counterparty and maintains a $30,000 clearing backstop fund. The Company is the guarantor of this fund, and has pledged $30,000 of marketable securities related to its obligations as guarantor.

NGX requires each counterparty (the "Contracting Party") to provide collateral in the form of cash or letters of credit based on the magnitude of its unsettled contractual obligations which may be accessed in the event of default by a Contracting Party. The collateral provided in the form of cash ("the cash collateral deposits") is segregated in individually designated bank accounts held by NGX at a major Canadian chartered bank which acts as trustee for these funds. The collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any time.

(In thousands of dollars, except per share amounts)

9. NGX collateral arrangements and clearing backstop fund (continued):

Restricted cash collateral deposits as at December 31, 2006 were $289,735 (2005-$391,966). Letters of credit held by NGX as of December 31, 2006 were $2,087,175 (2005-$2,615,684).

10. NGX clearing risk:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trade contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the Contracting Parties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer. As NGX handles the clearing of all payments related to trading contracts, it bears credit risk associated with customer obligations.

The terms of physical contracts traded on NGX range from same day to December 31, 2009 and the terms for swap contracts traded on NGX range from near month to Calendar Year 2010 which ends December 31, 2010.

As the clearing counterparty to every trade, NGX is exposed to credit risk in the event that a buyer fails to pay the required funds for energy products purchased and the market risk if buyers or sellers fail to take or deliver energy products which have been contracted at prices less favourable than market prices at the time of the contract delivery period or if a customer fails to settle their financial trade commitments. To mitigate these risks, NGX employs a customized energy market margining model secured by liquid collateral deposits from all Contracting Parties with exposure.

10. NGX clearing risk (continued):

NGX will provide the Contracting Party with an invoice on or before the 15th day of each calendar month for deliveries and receipts of energy products during the prior calendar month pursuant to physical contracts which are payable in the same currency, setting forth a net amount owing by or to the counterparty itemizing and applying set-off to each of any purchase amount payable or receivable in respect of any such physical contracts, any amounts payable for fees to NGX, and any amounts payable for GST. Physical and financial trading contracts which have not yet been settled, as well as the revenues and expenses related to the value of energy products traded or swap differential payments made during the year, are not recognized in these consolidated financial statements as NGX does not function as a principal in these trading activities. NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

NGX monitors and measures total potential exposure for each Contracting Party's portfolio on a real-time basis as the aggregate of:

(i) outstanding accounts receivable positions;

(ii) "Variation Margin", which is comprised of the aggregate "mark to market" exposure for all outstanding purchase and sale contracts with a negative value from the perspective of the customer; and

(iii) "Initial Margin", which is an amount expressed as a rate in dollars per unit of energy that estimates the worst expected loss that a position might incur under normal market conditions during a liquidation period.

NGX maintains credit policies and practices with regard to its customers that management believes significantly minimize overall clearing risk. These policies and practices include a continuous monitoring of aggregate margin requirements for each Contracting Party to ensure that the Contracting Party has posted sufficient collateral in compliance with the Risk Management Policy of the Contracting Party's Agreement which is a standardized agreement that allows for netting of positive and negative exposures associated with a single customer. In addition, NGX monitors the Contracting Party's (and its credit support providers, if any) financial condition to ensure full compliance with the representations and warranties of the contracting party. In the event of default by any Contracting Party, which includes a failure to take delivery of product, a failure to make delivery of product, failure to pay, failure to deposit collateral, or insolvency, NGX will liquidate the defaulting Contracting Party's open positions, draw down the collateral to cover the liquidation, and terminate such Contracting Party from trading on NGX.

(In thousands of dollars, except per share amounts)

11. Goodwill and intangible assets:

Goodwill is tested for impairment at least annually. The impairment test is carried out in two steps. In the first step, the Company compared the carrying amounts of its reporting units with their fair values. The tests were performed in the fourth quarter. The measurement methodology used to determine whether impairment exists was recoverability based on discounted future cash flows. The Company found that the fair values of its reporting units were not impaired. Therefore, the second step of the impairment test was not required.

At the time of the respective purchases, the Company recorded intangible assets related to the customer bases of TSX Venture Exchange Inc., NGX, Oxen, and Shorcan and the customer base and data licence of 2099242 Ontario Inc.

	2006	2005
Intangible assets, beginning of year	**$ 30,700**	$ 33,208
Acquisition of intangible assets (note 2)	**34,435**	-
Less amortization of intangible assets	**(2,483)**	(2,508)
Intangible assets, end of year	**$ 62,652**	$ 30,700

12. Lease commitments:

The Company is committed under long-term leases as follows:

(a) The rental of office space, under various long-term operating leases with remaining terms of up to 12 years and a capital lease for an initial term of 25 years with an additional 10-year renewal option.

(b) The rental of computer hardware and software for terms of one to three years.

Current lease obligations over the remaining terms of the operating leases are as follows:

Years ending December 31:	
2007	$ 13,006
2008	7,976
2009	7,128
2010	6,397
2011	6,049
Thereafter	29,216
	$ 69,772

(In thousands of dollars, except per share amounts)

12. Lease commitments (continued):

The obligations under capital leases are as follows:

	2006	2005
Total minimum lease payments	$ 977	$ 1,893
Less amounts representing interest	(54)	(157)
	923	1,736
Less current portion	(778)	(833)
	$ 145	$ 903

Interest on the obligations under capital leases amounted to $110 (2005 - $160).

Current lease obligations over the remaining terms of the capital leases are as follows:

Years ending December 31:	
2007	$ 830
2008	143
2009	4
2010	–
Thereafter	–
	$ 977

(In thousands of dollars, except per share amounts)

13. Segmented information:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange and operates Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contacts through NGX.

	Capital Markets*	Energy Markets*	Total
2006			
Total Revenue	**$ 332,764**	**$ 20,083**	**$ 352,847**
Net Income	**126,817**	**4,707**	**131,524**
Goodwill	**38,587**	**21,279**	**59,866**
Total Assets	**653,374**	**919,464**	**1,572,838**
2005			
Total Revenue	$ 272,541	$ 17,423	$ 289,964
Net Income	99,192	4,161	103,353
Goodwill	5,963	18,978	24,941
Total Assets	531,056	1,027,169	
1,558,225			

* Includes results from dates of acquisition in the year.

14. Other liabilities:

Other liabilities include amounts payable under the long term incentive plan (note 19), liabilities due to the contraction of office space and amounts due on acquisitions made during the year.

15. Deferred revenue-initial and additional listing fees:

Deferred revenue-initial and additional listing fees represents non-refundable fees received from listed issuers. This deferred revenue will be recognized on a straight-line basis over an estimated service period of ten years.

TSX GROUP INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Years ended December 31, 2006 and 2005

16. Shareholders' equity:

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

Each common share of the Company entitles its holder to one vote at all meetings of shareholders subject to certain restrictions with respect to the voting rights and the transferability of the shares. No person or combination of persons acting jointly or in concert is permitted to beneficially own or exercise control or direction over more than 10% of any class or series of voting shares of the Company without the prior approval of the Ontario Securities Commission.

Each common share of the Company is also entitled to receive dividends if, as and when declared by the Board of Directors of the Company. All dividends that the Board of Directors of the Company may declare and pay will be declared and paid in equal amounts per share on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate in any distribution of the net assets of the Company upon liquidation, dissolution or winding-up on an equal basis per share, but subject to the rights of the holders of the preference shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares, except for the compulsory sale of shares or redemption provision described in connection with enforcing the restriction on ownership of voting shares of the Company.

Details of capital transactions are as follows:

	Number of common shares	Share capital	Deficit	Share option plan	Total shareholders' equity
Balance, December 31, 2004	67,780,582	$ 375,765	$(247,911)	$1,662	$ 129,516
Net income	–	–	103,353	–	103,353
Dividends	–	–	(61,241)	–	(61,241)
Exercised options	312,436	5,160	–	–	5,160
Share option costs	–	–	–	1,007	1,007
Balance, December 31, 2005	68,093,018	380,925	(205,799)	2,669	177,795
Net income	**–**	**–**	**131,524**	**–**	**131,524**
Dividends	**–**	**–**	**(90,213)**	**–**	**(90,213)**
Exercised options	**328,246**	**6,576**	**–**	**–**	**6,576**
Share option costs	**–**	**–**	**–**	**1,273**	**1,273**
Balance, December 31, 2006	**68,421,264**	**$ 387,501**	**$ (164,488)**	**$ 3,942**	**$ 226,955**

(In thousands of dollars, except per share amounts)

17. Employee share purchase plan:

The Company offers an employee share purchase plan for eligible employees of the Company and its subsidiaries. Under the employee share purchase plan, contributions by the Company and by eligible employees will be used by the plan administrator, CIBC Mellon Trust Company, to make purchases of common shares of the Company on the open market. Each eligible employee may contribute up to 10% of the employee's salary to the employee share purchase plan. The Company will contribute to the plan administrator the funds required to purchase one common share of the Company for each two common shares purchased on behalf of the eligible employee, up to a maximum annual contribution of $2.5. Shareholder approval is not required for this plan.

The Company accounts for its contribution as compensation expense when it is contributed to the plan. Compensation expense related to this plan was $881 for the year ended December 31, 2006 (2005 - $829).

18. Share option plan:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the option plan. The plan provides that the number of shares reserved for issuance pursuant to stock options granted to any one person under the plan and all other share compensation arrangements cannot exceed 5 % of the outstanding common shares of the Company. 4,678,918 common shares of the Company have been reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2006: dividend yield of 2.75 percent; expected volatility of 25 percent; risk-free interest rate of 3.960 percent and expected life of seven years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2005: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4 percent and expected life of seven years.

(In thousands of dollars, except per share amounts)

18. Share option plan (continued):

Options granted in 2006 have strike prices in the range of $47.304 to $49.635. Options granted in 2005 had strike prices in the range of $29.636 to $31.113.

Options granted will expire in 2011, 2012 and 2013.

Share options:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	1,248,462	$ 18.980	1,331,900	$ 13.937
Granted	194,262	49.490	384,482	29.660
Forfeited	(17,828)	23.630	(155,484)	16.140
Exercised	(328,246)	16.130	(312,436)	13.270
Outstanding, end of year	1,096,650	$ 25.170	1,248,462	$ 18.980

296,188 options were fully vested and exercisable at strike prices in the range of $10.529 to $31.113 at December 31, 2006. During 2006, the Company recognized compensation cost of $2,553 (2005 - $2,023) in respect of its share option plan.

19. Long-term incentive plan:

Effective January 1, 2001, TSX Inc. introduced an interim bonus plan (in lieu of a long-term incentive plan) for officers and director level employees of TSX Inc. and its affiliates. The interim bonus plan provided eligible employees with a deferred award based on the annual financial performance of the Company. Amounts earned in 2001 were converted into deferred share units for executive officers and restricted share units for other participants in conjunction with the public offering of the Company, with each deferred share unit or restricted share unit having an initial value equal to the price of one common share of the Company in the public offering. Amounts earned in 2002 were converted into deferred share units or restricted share units based on the share value, with each deferred share unit or restricted share unit having a value based on the value of one common share of the Company on December 31, 2002.

(In thousands of dollars, except per share amounts)

19. Long-term incentive plan (continued):

Deferred share units vested over a three year period ended December 31, 2005, but can only be redeemed upon termination of employment or retirement. No shares will be issued or transferred on redemption of deferred share units; only cash payments will be made. Each participant may elect to receive their incentive compensation, in whole or in part, in the form of deferred share units. Restricted share units were vested and were redeemed in cash by December 31, 2005.

In January, 2004 the Board approved a long-term incentive plan which provides for the granting of restricted share units ("RSUs"). The amount of the award payable at the end of three years will be determined by the total shareholder return at the end of the three year period. Total shareholder return represents the appreciation in share price plus dividends paid on a share, measured at the time RSUs vest.

The Company records its obligation under the plan, if any, in the period in which the award is earned. As at December 31, 2006, $22,889 (2005 - $18,398) has been accrued and is included in accounts payable and accrued liabilities and other liabilities. The Company has purchased derivative financial instruments to economically hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 4).

20. Earnings per share:

	2006	2005
Net income	**$ 131,524**	$ 103,353
Basic weighted average number of common shares outstanding	**68,329,758**	68,025,907
Basic earnings per share	**$ 1.92**	$ 1.52
Diluted weighted average number of common shares outstanding	**68,998,718**	68,649,533
Diluted earnings per share	**$ 1.91**	$ 1.51

(In thousands of dollars, except per share amounts)

21. Income taxes:

Income tax expense attributable to income differs from the amounts computed by applying the combined federal and provincial income tax rate of 35.06% (2005 – 35.52%) to pre-tax income from operations as a result of the following:

	2006	2005
Income before income taxes	$ 218,894	$ 156,955

	2006	2005
Computed expected tax expense	$ 76,744	$ 55,750
Non-deductible expenses	948	1,400
Share of affiliate loss	29	248
Deferred revenue not affecting tax	(2,668)	(3,385)
Impact of changes in substantively enacted income tax rates	11,047	(301)
Other	1,270	(110)
	$ 87,370	$ 53,602

The income tax provisions for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current tax expense	$ 99,978	$ 79,624
Future tax benefit	(12,608)	(26,022)
	$ 87,370	$ 53,602

The tax effects of temporary differences that give rise to significant portions of the future tax asset at December 31, 2006 and 2005 are presented below:

	2006	2005
Non-capital loss carryforwards	$ 742	$ 1,434
Premises and equipment	5,309	5,660
Cumulative eligible capital	35,139	34,131
Financing costs	277	710
Deferred listing revenue	110,754	93,110
Other temporary differences	236	8,544
	$ 152,457	$ 143,589
Future tax asset:		
Current	$ 25,095	$ 16,532
Long-term	127,362	127,057

(In thousands of dollars, except per share amounts)

	$ 152,457	$ 143,589

22. Regulatory services:

Since 2002, the Securities Commissions of Alberta, British Columbia, Manitoba, Ontario and Quebec (the commissions) have recognized Market Regulation Services Inc. ("RS") as a self-regulatory organization and approved the retention of RS to perform certain market regulation functions formerly performed by TSX Inc. RS is a private corporation jointly owned by TSX Inc. and the Investment Dealers Association of Canada and operated on a not-for-profit basis in accordance with its articles. RS provides regulatory services to Canadian marketplaces (i.e., exchanges, alternative trading systems and quotation and trade reporting systems) that contract with it, in consideration of fees to be paid by such marketplaces and their participants. TSX Inc. and TSX Venture Exchange Inc. have retained RS to perform certain market regulation functions.

For the year ended December 31, 2006, $7,189 (2005 - $6,876) of business services revenue was earned for technology, payroll and human resources services provided to RS and $3,407 (2005 - $3,485) was paid to RS for services provided by RS.

23. Financial instruments:

(a) Fair values of financial assets and financial liabilities:

The fair values of the Company's cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of other assets and the obligation under capital lease is not readily determinable.

(b) Foreign currency risk:

Accounts receivable include U.S. $ 5,246 (2005 - U.S. $3,483), which is exposed to change in the U.S. - Canadian dollar exchange rate.

24. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year. Specifically, as at December 31, 2005, deferred revenue – initial and additional listing fees of $41,238 have been reclassified as current liabilities: deferred revenue – initial and additional listing fees and future tax asset of $11,961 have been reclassified as current assets: future tax asset.

25. Contingent liability:

From time to time in connection with its operations, the Company or its subsidiaries are named as a defendant in actions for damages and costs sustained by plaintiffs, or as a respondent in court proceedings challenging the Company's or its subsidiaries' regulatory actions, decisions or jurisdiction.

During the first quarter of 2005, TSX Venture Exchange Inc. was named as a defendant in an action for unspecified damages. The Company believes the claim is without merit and intends to vigorously defend the action. Accordingly, no provision has been set up in the accounts.

TSX GROUP INC.

ANNUAL INFORMATION FORM

March 26, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference in this Annual Information Form by TSX Group Inc. ("TSX Group") or our representatives are forward-looking and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "expect", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", "would" and similar expressions. These forward-looking statements, by their nature, involve various assumptions, risks and uncertainties. We caution you not to rely unduly on these forward-looking statements as a number of important factors could cause our actual results to differ materially from such statements. Some of these factors include, but are not limited to: competitive factors in the Canadian equity, energy and fixed income markets; our reliance on a small group of customers for our trading operations; the current and future economic conditions in Canada; our ability to retain and attract qualified personnel; geopolitical factors and possible business interruption; our ability to implement our strategy and whether it, including new business activities, will yield the expected benefits; the regulatory environments and legal proceedings; our dependence on market activity that is outside our control; our ability to timely develop and introduce new products; risks inherent in the clearing activities of our energy exchange; our significant dependence on information technology; our largely fixed cost structure; any interruption by key third party suppliers; too few customers accessing our equity exchanges; restrictions by and dependence on third party agreements; our inability to protect our intellectual property; our inability to meet cash requirements and restrictions on paying dividends; and restrictions on our share ownership. For more information, see the section entitled "Risk Factors" starting on page 40 of this Annual Information Form. We do not undertake to update or revise any forward-looking statement whether written or oral, that may be made from time to time by us or on our behalf.

NON-GAAP FINANCIAL MEASURES

Certain measures used in this Annual Information Form, specifically listing fees received, initial listing fees received and additional listing fees received, do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

STOCK SPLIT

All references in this Annual Information Form to common shares issued and outstanding, dividends paid on each outstanding common share, sale prices per common share and volume of common shares traded reflect the impact of the two-for-one stock split which was effective on May 17, 2005.

Unless otherwise noted the information contained in this Annual Information Form is given as at February 28, 2007, and all dollar amounts are expressed in Canadian dollars.

CORPORATE STRUCTURE

Name and Incorporation

The Toronto Stock Exchange was founded in 1852. It demutualized and continued as The Toronto Stock Exchange Inc. under the *Business Corporations Act* (Ontario) on April 3, 2000. In April 2002, the TSX group of companies introduced the "TSX" brand, name and logo. We renamed The Toronto Stock Exchange Inc. as TSX Inc. on July 10, 2002, and we renamed Canadian Venture Exchange Inc. (incorporated under the *Business Corporations Act* (Alberta)), a wholly-owned subsidiary of TSX Inc., as TSX Venture Exchange Inc. on July 26, 2002.

Immediately before we closed our initial public offering of our common shares on November 12, 2002, TSX Inc. and its affiliates completed a corporate reorganization under a court approved plan of arrangement. As part of the reorganization, TSX Group Inc., newly incorporated under the *Business Corporations Act* (Ontario) on August 23, 2002 (referred to, with its consolidated subsidiaries, as the context requires, as "TSX Group", "us" or "we"), acquired all of the outstanding shares of TSX Inc. and became the holding company for the TSX group of companies. The shareholders of TSX Inc. were issued shares of TSX Group in exchange for their shares of TSX Inc.

Intercorporate Relationships

Our business consists of the following operations:

- Toronto Stock Exchange (listing of senior equities);
- TSX Venture Exchange (listing of junior equities);
- TSX Markets (trading operations);
- TSX Datalinx (market data);
- TSX Technologies (information technology outsourcing and professional services);
- Natural Gas Exchange or "NGX" (trading and clearing natural gas and electricity contracts), which includes Oxen Inc. ("Oxen"), which owns Alberta Watt Exchange Limited ("Watt-Ex");
- Fixed income indices, PC-Bond analytics applications and related data assets through 2099242 Ontario Inc. (fixed income index and analytics products);
- Shorcan Brokers Limited ("Shorcan") (fixed income inter-dealer broker ("IDB")); and
- CanDeal.ca Inc. ("CanDeal") (electronic trading system for the institutional debt market), in which we own a 47% interest.

We carry on our business through the companies (boxed) and operations (circled) shown below:



TSX GROUP INC.
(Ontario)
100%
Natural Gas Exchange Inc.
(Canada)
NGX
energy trading & clearing
Oxen Inc.
(Alberta)
Alberta Watt Exchange Limited
(Alberta)
TSX INC.
(Ontario)
TSX Venture Exchange Inc.
(Alberta)
TSX Venture Exchange
junior listings
Toronto Stock Exchange
senior listings
TSX Markets
trading
TSX Datalinx
data
TSX Technologies
IT outsourcing
2099242 Ontario Inc.
(Ontario)
fixed income index and analytics products
CanDeal.ca Inc.
(Ontario)
institutional debt trading
47%
Shorcan Brokers Limited
(Ontario)
fixed income IDB
Shorcan ATS Limited
(Ontario)
equity ATS

Our head and registered offices are at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2. We also carry on business at the head offices of TSX Venture Exchange and NGX, each located in Calgary and through offices in Vancouver, Winnipeg and Montreal. Our website is *www.tsx.com*. We are not incorporating information contained on the website in this Annual Information Form.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of the Global Equity Exchange Industry

Equity securities exchanges are centralized markets where issuers raise capital and participants buy and sell securities. Exchanges are a central feature of many capital markets and provide a primary mechanism for securities price formation. According to the World Federation of Exchanges, over 50 regulated equity securities member exchanges currently operate throughout the world. These member exchanges listed equity securities with a combined market capitalization of CAD$59 trillion as at December 31, 2006, and a combined value of CAD$181.40 trillion in securities traded on these exchanges in 2006.

The last 25 years have demonstrated the long-term growth in the global equity securities industry's underlying fundamentals. However, the industry, like the general economy, is also characterized by its cycles. Performance of exchanges globally is driven by the underlying performance of the equity capital markets, including the number of issuers listed on exchanges, their market capitalizations and the trading activity in their securities.

Our History and Overview of the Canadian Equity Exchange Industry

The Toronto Stock Exchange was formed in 1852 as a mutual member-owned, not-for-profit corporation. Its primary objective was to meet the needs of its members and operate a fair and efficient market. Members of the exchange were brokerage firms whose membership interests (or seats) in the exchange gave them access rights to trade in listed securities, either as principal or on behalf of clients. Trading originally occurred on the floor of the exchange with traders executing and completing trades using manual paper-based systems. In 1977, The Toronto Stock Exchange introduced the world's first computer assisted electronic trading system (CATS) for certain

securities. In 1997, we closed the trading floor and became the first fully electronic major exchange in North America, and one of the first globally.

Canadian Market Realignment

Five equity securities exchanges operated in Canada until 1999. To reduce the fragmentation of the markets' liquidity and reduce costs for participants, we participated in the realignment and consolidation of the Canadian exchange industry. As part of this realignment and consolidation, Toronto Stock Exchange, the company that is now TSX Venture Exchange and the Bourse de Montréal Inc. ("Bourse de Montréal") entered into a memorandum of agreement. Under this agreement:

- Toronto Stock Exchange became the senior equity exchange by combining the senior equity securities businesses of the Toronto and Montreal exchanges;
- the exchange that is now TSX Venture Exchange (which we acquired in 2001) became the junior equity exchange by combining operations of the Vancouver, Alberta and Winnipeg stock exchanges, the junior listings from the Bourse de Montréal and the over-the-counter Canadian Dealing Network; and
- the Bourse de Montréal became the derivatives exchange for equity and fixed income securities.

We also acquired additional shares in the Canadian Depository for Securities Limited ("CDS"), bringing our ownership stake to approximately 18%. In addition, the memorandum of agreement prevents us from providing trading facilities and services in Canada for exchange-traded derivative products, comprising (without limitation) option and futures contracts, other than natural gas and electricity products until March 2009.

Demutualization and Initial Public Offering

In 2000, Toronto Stock Exchange became the first exchange in North America to demutualize and become a for-profit corporation owned by its shareholders. This separated ownership of the exchange from access to the facilities of the exchange. Then in 2001, we acquired the company that is now TSX Venture Exchange Inc., which increased both the scale and scope of our operations and made us the operator of both the senior and junior equity exchanges in Canada.

In 2002, we moved our expertise in market regulation into Market Regulation Services Inc. ("RS") after the Canadian securities commissions implemented the Alternative Trading System (or ATS) rules. These rules allow ATSs or electronic communication networks (ECNs, as they are known in the United States) to compete in the Canadian marketplace. This helped eliminate the perception of a conflict if we continued to regulate our markets in this new framework. We continue to own 50% of RS, and the remaining interest is owned by the Investment Dealers Association of Canada ("IDA"), although neither of us controls RS' operations.

We then completed the process which began with our demutualization in 2000 when in November 2002, TSX Group acquired all the shares of TSX Inc. and became the first publicly listed exchange in North America.

Recent Initiatives and Investments

Since demutualization, we have undertaken many initiatives to solidify our role at the centre of the Canadian equity capital market and to position us for future growth.

- On March 1, 2004, we purchased NGX for $39.3 million, excluding closing costs, from OMX AB (formerly OMHEX AB). NGX operates a Canadian electronic commodity exchange which trades and clears natural gas and electricity contracts. This transaction advanced our strategy to extend and diversify our pre-eminent position in Canada by broadening our product and service offering, while at the same time expanding our reach outside Canada. NGX enables energy traders to trade and clear physical and derivative natural gas spot and forward contracts and options, and derivative electricity forward contracts. As part of its operations, NGX becomes the counterparty in each transaction thereby guaranteeing the fulfillment of every contract that is executed on its electronic trading platform. To manage the risk associated with its activities, NGX is fully collateralized and maintains daylight and overnight credit facilities, as well as a $30 million clearing backstop fund that is guaranteed by TSX Group. The acquisition of NGX was facilitated through an arrangement reached with Bourse de Montréal Inc. that considers the memorandum of agreement signed in 1999. This arrangement included a payment to the Bourse totalling $5 million.

- On October 2, 2006, NGX acquired Oxen which owns Watt-Ex. Watt-Ex is a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta electricity grid. This transaction furthered our strategy to expand in the energy markets.

- On October 25, 2006, a wholly-owned subsidiary of TSX Group acquired Scotia Capital Inc.'s ("Scotia Capital") fixed income indices, its PC-Bond analytics applications, and related data assets. We also signed a long-term data license under which Scotia Capital will provide fixed income pricing data to us. This transaction advanced our strategy to diversify beyond equities by further expanding our presence in the Canadian fixed income market. We also purchased the ScotiaBond portfolio attribution package and Scotia Capital's historical price database.

- On December 1, 2006, we acquired Shorcan, Canada's first fixed income IDB. Shorcan offers broker services for clients trading in federal, provincial, corporate, mortgage bonds and treasury bills. Shorcan became the first IDB to offer straight through processing in 2003. This transaction further expanded our presence in the fixed income market.

We paid approximately $53.7 million (net of cash acquired) in the fourth quarter of 2006 related to these 2006 acquisitions. With respect to these acquisitions, we or one of our subsidiaries, will make further payments of up to $39.9 million related to performance incentives, data licenses and other arrangements over the term of the relevant agreements.

Canadian Exchange Environment

In addition to Toronto Stock Exchange and TSX Venture Exchange, Canadian Trading and Quotation Systems Inc. ("CNQ") is a recognized stock exchange in Ontario and has been granted an exemption from recognition as an exchange in Alberta and British Columbia. In July 2006,

CNQ made an application to the Autorité des marches financiers for an order authorizing CNQ to carry on securities trading activities in Quebec. As at February 7, 2007, CNQ's stock list comprised 68 listed securities. CNQ provides an automated, regulated marketplace for the trading of equity securities of emerging companies. CNQ commenced operations on July 25, 2003. In October 2005, CNQ announced plans to launch an alternative market to trade securities listed on Toronto Stock Exchange and TSX Venture Exchange. In October 2006, it introduced a block trade reporting facility as the first phase of this alternate market.

In March 2007, the British Columbia Securities Commission recognized egX Canada Inc. ("egX") as an exchange. egX plans to operate an exchange for real estate related securities in British Columbia. egX is a wholly-owned subsidiary of Global Financial Group Inc., a company listed and traded on TSX Venture Exchange.

Additionally, there are a number of equity ATSs that currently provide or intend to launch trading services in Canada to institutional clients and dealers. With the continuing evolution of the multiple marketplace environment in Canada, we anticipate that in 2007, the Canadian securities administrators will continue the process to establish the rules related to a market participant's best execution and trade through obligations.

Market capitalization on Canadian equity exchanges has increased by approximately 7% per year from 1981 to 2006. The total market capitalization of the 3,842 issuers listed on our equity exchanges at December 31, 2006 was in excess of $2.1 trillion, making our combined equity exchanges the third largest in North America and the eighth largest in the world. The number of issuers on Toronto Stock Exchange has also increased from 838 in 1981 to 1598 at the end of 2006. There has also been strong growth in volume traded on TSX Group's equity exchanges, with a compound annual growth rate (CAGR) of approximately 19% from 1981 to 2006, with approximately 699 billion securities traded on our equity exchanges. The following charts show statistics for annual trading volume, and the number of listed issuers and total market capitalization of listed issuers on Toronto Stock Exchange from 1981 to 2006, together with the related compound annual growth rates. The first chart includes TSX Venture Exchange and NEX[1] (a trading board launched in 2003 for issuers that have fallen below TSX Venture Exchange's ongoing listing standards) for the periods noted.

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[1] Unless otherwise indicated, market statistics and financial information for TSX Venture Exchange also includes such information for NEX.

Toronto Stock Exchange and TSX Venture Exchange
Volume Traded[2]


Combined Volume Traded
CAGR: 19%
Toronto Stock Exchange
Volume Traded
CAGR: 17%
TSXV
TSX
Volume Traded (B)
140
120
100
80
60
40
20
0
1981
1986
1991
1996
2001
2006
TSX TSXV

Toronto Stock Exchange
Market Capitalization and Number of Issuers


Market Cap CAGR: 7%
(1981-2006)
Issuers
1,750
1,500
1,250
1,000
750
Market Capitalization ($T)
2.4
2.0
1.6
1.2
0.8
0.4
0.0
1981
1986
1991
1996
2001
2006
Market Cap
Number of Issuers

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2 Volume traded includes TSX Venture Exchange for the years 2001 to 2006 and NEX for the years 2003 to 2006.

Overview of our Business

TSX Group Revenue

We derive our capital markets revenue primarily from three integrated activities: listings, trading and market data.

> ***Listings.*** Toronto Stock Exchange and TSX Venture Exchange list equity securities of Canadian and non-Canadian issuers, units of income funds, income trusts and limited partnerships and debentures. Toronto Stock Exchange also lists securities of exchange-traded funds ("ETFs") and other structured equity products. In 2004, 2005 and 2006, revenue from listing fees represented approximately 31%, 30% and 31% respectively, of our revenue.

> ***Trading.*** Brokerage firms, acting as principals or agents for retail and institutional investors, place orders or report trades through TSX Markets for listed securities on Toronto Stock Exchange and TSX Venture Exchange using our fully electronic trading systems. In 2004, 2005 and 2006, trading and related fees paid by brokerage firms represented approximately 37%, 37% and 36% respectively, of our revenue.

> ***Market Data.*** Through TSX Datalinx, TSX Group sells its trading and quotation data (real-time and historical) generated through Toronto Stock Exchange and TSX Venture Exchange to market participants on a global basis and receives license fees for the use of stock indices. We also distribute data from other sources. In 2004, 2005 and 2006, data revenue represented approximately 24%, 23% and 25%, respectively, of our revenue.

Each of these activities as it relates to the equity markets is linked to the others in a manner that supports the growth of them all: new listings tend to generate more trading and market data; increased trading creates greater liquidity and generates data; more liquid markets are likely to attract new listings and participation by brokerage firms and investors.

We also derive revenue from NGX's trading and clearing activities.

> *NGX.* Participants post orders to a central limit order book for natural gas and electricity contracts through NGX's electronic exchange. NGX's revenue from trading and clearing activities for the ten months ended December 31, 2004, and for the years ended December 31, 2005 and 2006 represented approximately 4%, 6% and 5% respectively, of our revenue.

Due to the timing of our 2006 acquisitions, revenue from Watt-Ex, Shorcan and our fixed income index and analytics products purchased from Scotia Capital did not have a material effect on 2006 revenue.

Trends

We have identified a number of trends that have important implications for our strategy and outlook. Globalization, consolidation, regulation, and advances in technology are changing the way global exchange markets operate. These trends will increase competition among global and regional exchanges.

Globalization

One of the most significant industry developments in recent years is the accelerating pace of globalization of the world capital markets. The emphasis on greater geographic diversification of investments, as well as expanded global cross-border commercial activities are leading to increasing levels of global cross-border trading and capital movements. Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous markets and asset classes, outside traditional exchanges and even directly among themselves. This has led to increased competition for listings and trading between domestic and international exchanges, and to a demand for increased technological and regulatory cooperation between market centres in different jurisdictions.

Demutualization, Consolidation and Strategic Alliances

Another common trend in the industry is demutualization and consolidation of marketplaces. For example, in Europe, Deutsche Börse AG, Euronext N.V. and London Stock Exchange plc demutualized and then became public companies in 2001. In North America, we demutualized and then became a public company in 2002, along with the Chicago Mercantile Exchange in 2002 and the Chicago Board of Trade in 2005. Most recently, in February 2007, the Boston Stock Exchange announced plans to demutualize and become a for-profit company owned by its current members.

In addition, the need to respond to the globalization of capital markets and the desire to provide cross-border and multi-asset class offerings to customers has led to a series of consolidations and alliances, initially domestic and then transcontinental, first in Europe and more recently in Asia. For example, in 2000, the exchanges of Paris, Brussels and Amsterdam combined to create Euronext N.V., the first cross-border European exchange. In 2002, Euronext acquired LIFFE (the London International Financial Futures and Options Exchange) and merged with *Bolsa de Valores de Lisboa e Porto*, a Portuguese exchange. In 2005 Nasdaq Stock Market, Inc. ("NASDAQ"), which operates an electronic screen-based equities securities market and is a publicly traded company, completed its acquisition of INET ECN, an electronic trading platform. In late 2005, IntercontinentalExchange Inc., which operates an electronic global futures and over-the-counter ("OTC") marketplace for trading energy commodity contracts, became a public company. Also, in November 2005 New York Mercantile Exchange, Inc., or NYMEX, announced an equity investment by General Atlantic LLC and completed its initial public offering in November 2006.

In March 2006, New York Stock Exchange and Archipelago Holdings Inc. merged to form NYSE Group, Inc. ("NYSE Group"), immediately followed by a listing of NYSE Group's shares. NYSE Group then announced a merger with Euronext N.V. in June 2006, which is expected to close in 2007. In July 2006, SFE Corporation Limited, owner and operator of Sydney Futures Exchange, merged with Australian Stock Exchange Limited, and in early December 2006, a new group emerged under the ASX Limited holding company.

In November 2006, NASDAQ increased its stake in the London Stock Exchange ("LSE") from 25.1% to 28.75% and relaunched a formal tender offer for the exchange. After the LSE immediately rejected its bid, NASDAQ revised its offer (without raising it) in December 2006, indicating that it would complete the deal with a simple majority of LSE's stock, rather than the 90% it had been seeking. NASDAQ was unable to increase its stake beyond 30% by the bid deadline and therefore its offer was deemed rejected. However, NASDAQ's 30% stake in LSE will represent a significant impediment to the success of any rival bid for LSE.

In February 2007, the Bourse de Montréal filed a non-offering preliminary prospectus in connection with the proposed listing of its shares on Toronto Stock Exchange. Also in February 2007, the Bourse de Montréal and NYMEX Holdings, Inc. announced plans to create a business venture to trade and clear OTC and on-exchange futures and options contracts (with financial or physical settlement) relating initially to Canadian natural gas, heavy crude oil and power. The venture also includes NYMEX Holdings, Inc. purchasing a 10% ownership interest in the Bourse de Montréal. The parties have stated that they intend to enter into definitive agreements and to close the related share issuance in March 2007.

On March 5, 2007, we and International Securities Exchange ("ISE"), a leading equity options exchange in the world, announced the creation of DEX™, a new derivatives exchange, which is scheduled to begin operations in March 2009. DEX will be owned 52% by TSX Group and 48% by ISE and will list and trade options, futures and options on futures on a range of Canadian securities. DEX will benefit from ISE's superior trading platform and complementary suite of technology. DEX will have a distinct order book and trading rules, and with the launch of DEX, we will be offering both cash and derivatives trading, providing maximum flexibility to our customers.

Some exchanges have been combining across multiple asset classes and moving to a multi-product business model to broaden their revenue sources. We believe, among other commercial reasons, competition will continue to drive exchanges to consolidate across product classes and geographies to diversify revenues and gain operating efficiencies necessary to compete for customers and market participants.

We have also seen a recent trend to invest in or create marketplaces and ATSs/ECNs such as:

- On April 19, 2006, the ISE announced that it is entering the cash equities market through the launch of the ISE Stock Exchange, L.L.C., in conjunction with several strategic partners including Bear Stearns, Citadel Derivatives Group, Deutsche Bank, Interactive Brokers Group, JP Morgan, Knight Capital Group, and Sun Trading, followed by Nomura Securities, Van der Moolen, and E-Trade Financial on July 24, 2006. ISE Stock Exchange launched its first product during the third quarter of 2006.

- In September 2006, several broker dealers including Citigroup, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS announced their intention to create Block Interest Discovery Service ("BIDS") as platform for block trading. BIDS is expected to commence trading in early 2007, pending regulatory approval. Also in September 2006, IntercontinentalExchange and the New York Board of Trade announced a cash and stock merger which was completed in January 2007.

- In October 2006, several broker dealers including Credit Suisse, Lehman Brothers, and Morgan Stanley announced they had acquired minority stakes in BATS Trading, Inc. ("BATS"), which operates an alternative trading system. In February 2007, BATS announced it has begun the process of assembling an application to be approved as an exchange. It has not, however, finalized the timing of the filing of this application with the Securities and Exchange Commission. Also in October, the Chicago Mercantile Exchange ("CME") and the Chicago Board of Trade ("CBOT") announced their plans to merge to create a $25 billion company, expected to close in mid-2007. On March 15, 2007, IntercontinentalExchange, Inc. made an unsolicited proposal to the directors of CBOT to combine the two companies in a stock-for-stock

transaction. The successful completion of this transaction would stop CBOT's planned merger with the CME.

- On November 15, 2006, a group of seven investment banks, including Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Merrill Lynch, Morgan Stanley and UBS, announced that they plan to create a new pan-European equity trading platform next year to compete with Europe's stock exchanges.

Regulatory Change

Best execution and trade through rules in Canada, like Regulation NMS in the United States (designed to modernize and strengthen the United States' national market system, or NMS, for equity securities) and the MiFID (Markets in Financial Instruments Directive) in Europe, are major sets of regulation that are expected to have a substantial impact on Canadian and U.S. equity trading and European cash and derivatives trading, respectively. These rules attempt to create fairer markets that better protect investors while facilitating competition between market participants.

Technology Advancements

Technology is enabling and accelerating change by providing capital markets with tools to improve efficiency and pursue new avenues of growth. This is evident as more exchanges become fully electronic, as increased processing power is available at a lower cost, and as access widens with rapid internet adoption as well as wireless connectivity.

The cost of technology also drives exchanges to consolidate and seek the benefits of cost synergies associated with operating on a common platform. Technology also facilitates global consolidation, as electronic trading eliminates the necessity for proximity to a marketplace and lessens geographic barriers.

Technological innovation is driving growth in new areas as well. This can be seen in the acceleration into electronic trading of additional classes of securities (such as fixed-income and derivatives); the development of increasingly sophisticated investment products (such as exchange-traded funds and structured equity products); and the proliferation of more complex trading practices (such as program, quantitative, basket, hedge fund and algorithmic trading). Opportunities are developing to standardize OTC products, which is often a precursor to trading on electronic exchanges.

Competitive Advantages and Strengths

We believe that our principal competitive advantages are:

Domestic:

- Brand and reputation
- Pre-eminent domestic position
- Trading and data technology capability
- Marketplace operations capability

- Data platform and capability

International:

- Mining listings and expertise
- Oil and Gas listings and expertise
- Small-Medium Enterprise ("SME") expertise

Strategy and Outlook[3]

Our corporate strategy has evolved through our assessment of the exchange sector and of our business. We have identified trends that have important implications for our strategy and outlook. Global industry consolidation accelerated over the last twelve months, culminating in regional consolidation and trans-Atlantic merger proposals. In our view, cost synergies are a strong driver of industry consolidation. We believe consolidation will continue. We expect to see large and small exchanges consolidate across asset classes and exchanges to look abroad to broaden distribution and expand their offerings.

In our view, Canada needs a strong marketplace that offers an integrated equities, fixed income and derivatives platform to compete globally in the consolidating world of exchanges. We continue to enhance our core equities business and have further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's fixed income indices, PC-Bond analytics applications and related data assets. On March 5, 2007, we and ISE announced the creation of DEX, which is scheduled to begin operations in March 2009. DEX will be owned 52% by TSX Group and 48% by ISE and will list and trade options, futures and options on futures on a range of Canadian securities. DEX will complement TSX Group's exchanges to provide investors with a full suite of trading products and strategies. The anticipated cost of setting up this new exchange between now and the launch in March 2009 is approximately $26 million. The costs will be split between TSX Group and ISE according to the share ownership of the new initiative. This binding arrangement between TSX Group and ISE is subject to certain conditions, including applicable regulatory filings and approvals, and is subject to termination in certain circumstances. DEX will be fully operational after our agreement with the Bourse de Montréal (as described above in the section "Canadian Market Realignment") precluding us from competing with them in the Canadian derivatives market comes to an end.

Our corporate objectives are to capitalize on our competitive advantages (as outlined above) and to pursue the principal strategies described below, organically and through acquisitions, strategic alliances and investments to achieve profitable growth and maximize shareholder returns. We will continue to focus on growing our core business in Canada and on expanding domestically into other asset classes. Going forward, we plan to place a larger focus on expansion beyond Canada, primarily in North America in the areas of mining, oil and gas, SMEs and derivatives.

We plan to invest our cash as we pursue the many opportunities that surround us for enhancing our core business, extending our pre-eminent domestic position in Canada through diversification and expanding internationally.

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[3] The "Strategy and Outlook" section contains certain forward-looking statements. Please refer to "Forward-Looking Statements" on page 1 for a discussion of assumptions, risks and uncertainties related to such statements.

Enhance the Core Business

To maintain our pre-eminent position in the Canadian equity capital markets, we intend to further expand our product and service offerings to address the changing needs of issuers, intermediaries and investors as we strive to maintain the highest quality marketplaces.

- We have organized the listings operations of Toronto Stock Exchange and TSX Venture Exchange to increase our focus on growth. This includes expanding the business development team to improve the efficiency of its sales efforts. The team will focus on: (i) promoting Toronto Stock Exchange and TSX Venture Exchange as listings destinations; (ii) enhancing relationships with influencers that will also promote Toronto Stock Exchange and TSX Venture Exchange as listing venues; and (iii) identifying targets and converting inquiries into listings.

- Toronto Stock Exchange will continue to focus on listing structured equity products, such as ETFs, which expand our reach into the investment marketplace. It will foster a customer-centric approach by tailoring listings standards to reflect the variety of equity products available on TSX. Toronto Stock Exchange will also continue to focus on launching initiatives aimed at providing our listed issuers with value-added products and services.

- TSX Venture Exchange will focus on pursuing initiatives that drive new listings, such as expanding its Capital Pool Company program and executing its Public Venture Capital Campaign. TSX Venture Exchange will offer mentoring programs designed to enhance existing issuers' probability of success as public companies. This exchange will pursue growth in Central and Eastern Canada, where public venture capital markets are relatively less developed and pursue growth in untapped non-resource sectors.

- Through upgrades to our trading system, we intend to continue to deliver the reliability, scalability, low cost and high speed of execution, which underpins us as one of the world's leading electronic marketplaces. In 2007, we plan to upgrade our trading system with the next generation of servers. We expect to enter into new operating leases that will replace existing leases. We are keenly aware of the importance of speed of execution due to the rapid growth of algorithmic trading and plan to take the necessary steps to continue to enhance capacity and performance. In 2006, we commenced an initiative to develop the next generation trading engine, aimed to be a state-of-the-art platform and designed to have world-class messaging capabilities and response times in the single digit millisecond range. We plan to commence a phased rollout of the new trading engine in the fourth quarter of 2007. We will continue to develop and offer new customized trading products and services, such as TSX Market on Close ("TSX MOC" or "MOC"), Multiple Broker Give Up and TSX Firm Order eXecution or FOX designed to meet the distinct needs of various investors and intermediaries and bring more liquidity and efficiency to the marketplace. TSX Alternative Trade eXecution or ATX, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other market participants, is scheduled to be launched in 2007, subject to regulatory approval.

- In growing our market data business, we will focus on increasing penetration of existing customers and up-selling them to premium content products. We will

continue to work with market data vendors to upgrade their data delivery capabilities and provide direct distribution to clients through TSX Direct (as described under "Market Data Operations - TSX Datalinx, NGX and Fixed Income Index and Analytics Products" under the heading "Real-Time Data") to meet their needs for reduced data latency. We plan to leverage our existing LinxPointOne data capabilities and infrastructure to add new content, such as OTC, fixed income, foreign exchange, and other premium data. We will build on our agreement with The Canadian Press ("CP") to provide fact-based, non-biased journalist generated news.

Extend our Pre-eminent Domestic Position

We will seek growth opportunities through diversification both horizontally into related markets in which we can leverage our competitive advantages and vertically into other areas of the capital markets. Two areas into which we have already expanded are the fixed income and energy markets.

- We are now the leading provider of fixed income indices in Canada, and provide IDB, fixed income trading. In October 2006, we acquired Scotia Capital's fixed income indices, its PC-Bond analytics applications, and related data assets. In December 2006, we acquired Shorcan, Canada's first fixed income IDB. Shorcan offers clients trading in federal, provincial, corporate, mortgage bonds and treasury bills. Through our investment in CanDeal, we also provide dealer to client fixed income trading. CanDeal continues to focus on expanding its product and service offering, and attracting more institutional customers. CanDeal also provides access beyond Canada through its technology and co-marketing agreement with Thomson TradeWeb®.

- NGX will continue to focus on growing its business. In October 2006, we added to our energy business when we acquired Oxen which owns Watt-Ex, a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta electricity grid.

- We will continue to provide select technology services to external customers, by drawing on our existing infrastructure and resources, and our staff's expertise in market-related technology.

Expand Internationally

We will look for ways to expand beyond the borders of Canada, organically and through new acquisitions, strategic alliances and investments.

- We will continue to place greater focus on making Toronto Stock Exchange the market of choice for U.S. market participants to trade all Toronto Stock Exchange listed securities. We plan to pursue multiple initiatives across all business areas:

    - We will seek to capture an increasing proportion of trading in Canadian-based interlisted stocks by continuing to meet U.S. and global connectivity standards (FIX), fostering best execution and educating the market on TSX's value proposition. Additionally, we will target executable order flow from U.S. market participants for Toronto Stock Exchange listed securities.

- We plan to leverage and expand the relationship between U.S. data sales agents and market data vendors with the goal of increasing data sales.
- We will seek to attract listings of U.S.-based issuers on our exchanges and focus on those areas where we have a competitive advantage including targeting SMEs and issuers in the natural resource sector. We have planned a targeted ten-city marketing campaign in the United States for 2007.

- We will work to attract foreign issuers to list on our equity exchanges, leveraging our global competitive advantages in:
  - Mining and Oil and Gas Sectors: We will seek to attract additional listings of global mining and oil and gas issuers by capitalizing on our international reputation of having a leading marketplace for those issuers. As at December 31, 2006, we had approximately 38% market share of the world's global mining financings by value. In addition, at that date, approximately 58% of all publicly-traded mining issuers, by number, were listed on one of our equity exchanges. We also listed the greatest number of oil and gas issuers globally.
  - Structured Equity Products: We will also leverage internationally our domestic success by listing structured equity products, such as ETFs.

  We have prioritized international target markets, focusing first on the U.S., then on Australia, South Africa, South America, China, Israel and India. We will increase our participation and presence in strategic events, such as conferences and listings forums. We will further develop and enhance relationships with key stakeholders and strategic partners to enable quick response to listing inquiries by prospective issuers.

- We intend to place a larger focus on expansion in cash and derivatives primarily in North America in the areas of mining, oil and gas and SMEs.

Regulatory Matters

Different organizations regulate or monitor participants in the Canadian capital markets including issuers, brokerage firms, stock exchanges, ATSs, trading and quotation systems and IDBs. Self-regulatory authorities, such as the IDA and RS, regulate the activities of brokerage firms, their capital requirements, and business and trading conduct. Canadian exchanges also establish standards for their listed issuers to maintain quality marketplaces and investor confidence.

We are a reporting issuer in all provinces and territories of Canada. TSX Venture Exchange, TSX Inc. and TSX Group are all regulated as stock exchanges. NGX is currently exempt from the requirement to be recognized as an exchange, and from related requirements, in applicable jurisdictions. NGX, however, continues to be subject to certain conditions, operating principles, or residual regulation in these jurisdictions, including the United States. Watt-Ex, an indirect, wholly-owned subsidiary of NGX, is also exempt from the requirement to be recognized as an exchange, and from related requirements, in Alberta. CanDeal is registered as an ATS. Shorcan is an Ontario Securities Commission registrant under the category of "limited market dealer" and has been approved by the IDA to act as an IDB. Shorcan ATS Limited, a wholly-owned subsidiary of Shorcan, established an equity ATS in August 2006 and engaged RS to act as its regulation services provider.

Recognition and Regulation of Stock Exchanges

A stock exchange operating in Canada must be recognized in certain jurisdictions under applicable securities legislation. In some circumstances, an exchange may obtain an exemption from this requirement. The Ontario, Alberta and British Columbia securities commissions have issued recognition orders and oversee our operations and those of Toronto Stock Exchange and TSX Venture Exchange to ensure we operate in the public interest. The Ontario Securities Commission is the lead regulator for TSX Group and TSX Inc. (which operates Toronto Stock Exchange) and the Alberta and British Columbia Securities Commissions are the joint lead regulator for TSX Venture Exchange Inc. (which operates TSX Venture Exchange).

The lead regulator of an equity exchange focuses, among other things, on the exchange's listing standards and trading activities (embodied in the rules of the exchange), including its market quality rules, and the universal market integrity rules approved by all the regulators. The lead regulator must approve any new standards or rules or changes to existing rules (for Toronto Stock Exchange and TSX Venture Exchange), or that are determined to be a significant regulatory instrument (for TSX Venture Exchange) before they are implemented. The lead regulator also has the general power to make any decision for an exchange that it deems necessary in the public interest, and can review any direction, decision, order or ruling of that exchange at the request of the regulator's executive director or any person directly affected by the direction, decision, order or ruling.

Toronto Stock Exchange

TSX Inc., which operates Toronto Stock Exchange, is recognized and regulated by the Ontario Securities Commission. TSX Inc. has received an exemption from recognition from the regulators in British Columbia, Alberta and Quebec. TSX Group, as the parent holding company of TSX Inc., is also recognized by the Ontario Securities Commission as carrying on business as a stock exchange.

The Ontario Securities Commission's recognition order for TSX Group and TSX Inc. recognizes them as stock exchanges in Ontario subject to certain terms and conditions.

TSX Inc.'s terms and conditions include the following:

- TSX Inc. must ensure that its governance structure provides for fair and meaningful representation on its board of directors and any governance committee of the board, including a requirement that at least fifty per cent of its board of directors be independent. A director is independent if he or she is independent within the meaning of Section 1.4 of Multilateral Instrument 52-110 – *Audit Committees* and he or she meets the additional standards established by our board of directors. The additional standards establish examples of when an individual is considered to have a material relationship with TSX Inc. and is therefore considered not to be independent (e.g., an employee of a Participating Organization). The current members of the board of TSX Inc. who are independent for these purposes are Messrs. Cedraschi, Chan, Fox, Garneau, Hagg, Jaako, Lanthier, Martel, McCreery and Mulvihill and Ms. O'Neill and Ms. Sinclair, representing more than 50% of board members. TSX Inc. also is required to take reasonable steps to ensure that each of its directors and officers is fit to serve in that role.

- TSX Inc. is required to meet specified financial viability tests to ensure that it maintains sufficient financial resources to properly perform its functions. Those financial ratios are:

  - a current ratio that must be greater than or equal to 1.1-to-1 based on current assets to current liabilities (where current assets are adjusted to exclude the current portion of the future tax asset related to deferred revenue-initial and additional listing fees and current liabilities are adjusted to exclude the current portion of deferred revenue-initial and additional listing fees);

  - a debt to cash flow ratio that must be less than or equal to 4-to-1 based on total debt used to finance TSX Inc.'s operations to adjusted earnings before interest, taxes, depreciation and amortization for the most recent twelve months (adjusted to include initial and additional listing fees received[4] and to exclude initial and additional listing fees reported as revenue); and

  - a financial leverage ratio that must be less than or equal to 4-to-1, based on adjusted total assets to adjusted shareholders' equity (where adjusted total assets is calculated as total assets as reported on the TSX Inc. balance sheet less the portion of the future tax asset on the TSX Inc. balance sheet that is related to deferred revenue - initial and additional listing fees as reported on the TSX Inc. balance sheet ("Adjusted Future Tax Asset") and adjusted shareholders' equity is calculated as shareholders' equity as reported on TSX Inc.'s balance sheet plus deferred revenue - initial and additional listing fees as reported on TSX Inc.'s balance sheet less Adjusted Future Tax Asset).

  If any of these tests is not met for a period of more than three months, TSX Inc.'s Chief Executive Officer must immediately deliver a letter advising the Ontario Securities Commission staff of the reasons for the continued deficiencies and the steps being taken to rectify the situation. In these circumstances, TSX Inc. will not, without the prior approval of the Director of the Ontario Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed to by Ontario Securities Commission staff.

- All fees imposed by TSX Inc. on Participating Organizations must be equitable and cannot have the effect of creating barriers to access.

- TSX Inc. must meet requirements for the capacity and integrity of the components of its trading system.

- Any material agreement or transaction entered into between TSX Inc. and TSX Group or a subsidiary or associate of TSX Group must be on terms that are at least as favourable to TSX Inc. as market terms and conditions.

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[4] See discussion under the heading "Non-GAAP Financial Measures" on page 1.

- TSX Inc. is required to maintain board-approved policies and procedures to: evaluate and approve material outsourcing arrangements with parties except its affiliates; assess the risk of any such arrangement; and in certain circumstances ensure that the outsourcing contract permits the Ontario Securities Commission to have access to any data and information maintained by the service provider.

- TSX Inc. has special terms and conditions relating to the listing of TSX Group shares on Toronto Stock Exchange, which are described below in the section entitled "Listing of our Shares on Toronto Stock Exchange".

TSX Group has similar requirements to TSX Inc. under the terms of its recognition order for governance structure, including the independence requirement (TSX Group's independent directors are the same as TSX Inc.'s independent directors) and fitness of officers and directors. TSX Group is also required to allocate sufficient financial and other resources to TSX Inc., so long as TSX Inc. carries on business as a stock exchange, to permit TSX Inc. to operate in accordance with the terms of its recognition order. In addition, TSX Group is required to do everything in its control to cause TSX Inc. to comply with the terms and conditions in its recognition order.

TSX Venture Exchange

The Alberta and British Columbia securities commissions jointly recognize and regulate TSX Venture Exchange Inc. (which operates TSX Venture Exchange). TSX Venture Exchange Inc. is exempt from recognition by the securities regulatory authorities in Ontario, Manitoba and Quebec.

The recognition orders of the British Columbia and Alberta securities commissions for TSX Venture Exchange Inc. recognize it as an exchange and impose similar terms and conditions to those in the TSX Inc. recognition order for: governance structure, including the independence requirement (TSX Venture Exchange Inc.'s independent directors are the same as TSX Inc.'s independent directors), fitness of directors and officers, fees and equality of access to the trading facilities, trading system capacity and integrity, material related party agreements or transactions, and material outsourcing. In addition, at least 25% of the directors of TSX Venture Exchange Inc. must have expertise in or be associated with the Canadian public venture capital market. The current members of the board for this purpose are Messrs. Fox, Hagg, Jaako and Martel and Ms. Sinclair, who together comprise approximately 36% of the directors. TSX Venture Exchange Inc. cannot, without the prior approval of the Alberta and British Columbia securities commissions, implement any significant changes to its governance structure and the practices of its board of directors. TSX Inc. and TSX Group have provided related undertakings, including to allocate sufficient financial and other resources to TSX Venture Exchange to permit it to operate in accordance with its recognition orders. In addition, TSX Group and TSX Inc. have represented that they will do everything in their control to cause TSX Venture Exchange to comply with the terms and conditions of its recognition orders. TSX Group has also created and agreed to maintain a public venture market committee of its Board of Directors.

Regulation of Brokerage Firms — Operations and Business Conduct Generally

All brokerage firms trading through Toronto Stock Exchange or TSX Venture Exchange must be members of a recognized self-regulatory organization which regulates its members. These organizations regulate the broker-client relationships, business conduct, and capital adequacy of their members. This regulation seeks to maintain the credibility of marketplaces, protect

investors' interests and instill investor confidence by addressing general issues of trading ethics and investor protection in the markets. Although the IDA now regulates brokerage firms, the exchanges also have criteria for access to their markets.

Regulation of Market Participants — Market Trading Conduct — RS

In the past, Toronto Stock Exchange and TSX Venture Exchange regulated their Participating Organizations and Member Firms (collectively, "POs") directly. In December 2001, the securities regulatory authorities in Canada implemented national instruments commonly referred to as the ATS rules. Under these rules, each ATS is regulated by a "regulation services provider" which is either a recognized exchange, recognized quotation and trade reporting system, or a recognized self-regulatory entity. An exchange can monitor its participants and enforce its requirements either directly, or through a regulation services provider. RS is recognized by the securities regulatory authorities in Ontario, Quebec, Manitoba, Alberta and British Columbia as a self-regulatory organization under the ATS rules to act as a regulation services provider.

In March 2002, Toronto Stock Exchange and TSX Venture Exchange retained RS to provide regulation services. As agent for each of them, RS regulates the trading activity of the exchanges' POs; and monitors and enforces compliance with the Universal Market Integrity Rules, or UMIR. Currently, RS also administers the exchanges' timely disclosure policies and conducts background checks on director or officer applicants and major shareholders for Toronto Stock Exchange and TSX Venture Exchange listed issuers and POs. Subject to regulatory approval, the exchanges intend to take back the administration of those functions.

The RS board of directors has thirteen members: six are independent of the two shareholders; four are appointed by the two shareholders; one represents the Canadian public venture capital market; one represents ATSs; and one is the President and CEO of RS. RS operates independently from us although we provide certain technology and administrative services to RS.

RS operates on a not-for-profit basis and its fees from POs are designed only to recover its costs of regulation.

In April 2006, the Boards of Directors of the IDA and RS announced a proposal to create a new SRO to succeed the IDA and RS. A joint steering committee has been established by the IDA and RS which is working with Canadian securities administrators and capital markets stakeholders to obtain necessary approvals to implement the proposal.

Issuers of Securities

In Canada, there is one securities regulatory body in each province or territory. These provincial and territorial securities regulatory authorities regulate the offering of securities by issuers and their reporting and continuous disclosure requirements and, in certain cases, the conduct of various market participants including stock exchanges and intermediaries.

The Alberta and British Columbia securities commissions have required TSX Venture Exchange to review and approve certain prospectuses filed by issuers listed on TSX Venture Exchange. Each of our equity exchanges establishes standards for listed issuers, and enforces compliance with those standards through the exchange's powers to halt trading in a security or to suspend or delist the listing of a security.

Listing of our Shares on Toronto Stock Exchange

Toronto Stock Exchange and staff of the Ontario Securities Commission approved the listing and posting for trading of our common shares on Toronto Stock Exchange under the symbol "X" on November 12, 2002. The Ontario Securities Commission also established procedures which require Toronto Stock Exchange to promptly report to the Ontario Securities Commission any conflicts or potential conflicts of interest that arise or may arise with respect to our continued listing or the initial listing or continued listing of a competitor of TSX Group or its affiliates. Under these procedures, a conflicts committee has been established, with at least two members who are independent of TSX Inc., and all conflict resolutions must be approved by staff of the Ontario Securities Commission.

In addition, under Ontario securities legislation, the Ontario Securities Commission has overriding powers to make decisions about Toronto Stock Exchange if it appears to be in the public interest. Toronto Stock Exchange's reporting requirements and the Ontario Securities Commission's monitoring function for the listing of our shares are set out in TSX Inc.'s recognition order.

NARRATIVE DESCRIPTION OF THE BUSINESS

Operations of TSX Group

Listings — Toronto Stock Exchange and TSX Venture Exchange

General

We conduct our listings operations through Toronto Stock Exchange, our senior market, and TSX Venture Exchange, our junior market. TSX Venture Exchange also has a board for issuers that have fallen below its ongoing listing standards, referred to as NEX[5]. At December 31, 2006, 1,598 issuers were listed on Toronto Stock Exchange with an aggregate market capitalization of $2.06 trillion. At the same date, 2,244 issuers were listed on TSX Venture Exchange with an aggregate market capitalization of $55.3 billion. We charge these issuers initial listing fees, annual sustaining listing fees, and additional listing fees for subsequent capital markets transactions, such as private placements and subsequent public offerings.

In general, issuers initially list on Toronto Stock Exchange either in connection with their initial public offerings ("IPOs"), or by graduating from TSX Venture Exchange. Listing on Toronto Stock Exchange provides issuers with a range of benefits, including opportunities to access public equity capital efficiently, liquidity for existing investors and the prestige and market exposure associated with being listed on Canada's senior exchange.

Junior companies generally list on TSX Venture Exchange either in connection with their IPOs or through alternative methods such as TSX Venture Exchange's Capital Pool Company program or reverse takeovers. As Canada's pre-eminent public venture market, TSX Venture Exchange provides emerging growth companies and entrepreneurs with a range of benefits, including opportunities to access public venture financing, liquidity for investors and the prospect of graduating to Toronto Stock Exchange. At the same time, TSX Venture Exchange offers

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[5] Unless otherwise indicated, market statistics and financial information for TSX Venture Exchange includes NEX.

investors an opportunity to invest in emerging companies at an early stage, on a diversified basis and through a supervised market.

To attract and retain listings and maintain investor confidence, our equity exchanges preserve the quality of their existing listings by applying initial and ongoing listing standards and policies, and by promoting best practices for timely disclosure, continuous disclosure reporting and corporate governance. Toronto Stock Exchange has established an industry advisory committee to assist in the development of its standards and policies and to advise as to whether they remain relevant. Our Board has a public venture market committee that, along with other industry advisory committees established by TSX Venture Exchange, advises TSX Venture Exchange to ensure that its standards and policies are applied and remain relevant, and on other policy matters relating to the Canadian public venture capital market generally.

Issuers that meet initial and ongoing listing requirements of Toronto Stock Exchange or TSX Venture Exchange receive a range of benefits, including opportunities to efficiently access public capital, liquidity for existing investors, mentorship programs and the prestige and market exposure associated with being listed on one of Canada's national stock exchanges.

One strategic objective of our listings operations is to provide added value to our issuers through ongoing development and introduction of new products and services as well as through a "high touch" relationship management approach with our listed issuers. In 2006, we launched TSXconnect, a web based investor relations analytics tools available to Toronto Stock Exchange and TSX Venture Exchange issuers. We expect to introduce additional value added products and services in the coming year. In order to support the expansion of available products and services, a relationship management platform has been developed with a team of relationship managers deployed across the country. Their primary role is to be a dedicated resource for listed issuers which will include product and service sales in addition to ongoing client management.

Revenue Recognition Policy – Listing Fees

Canadian GAAP requires that we recognize initial and additional listing fees over an estimated service period related to those fees, which we have determined to be ten years, even though we receive these fees upon completion of the related transaction and they are non-refundable to customers. In October 2005, we adopted these GAAP requirements regarding the accounting for fees charged for initial listings and additional financings and retroactively applied this treatment so that we recognize these fees over a ten-year period. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the future tax asset related to these fees. We record unamortized balances as deferred revenue – initial and additional listing fees on our consolidated balance sheet.

We did not change our accounting policy relating to revenue recognition of sustaining listing fees. We bill sustaining listing fees during the first quarter of the year, record them as deferred revenue and recognize them as revenue over the year on a straight-line basis.

Revenue

We generate revenue through our listing activities by charging issuers the following types of fees.

Initial and Additional Listing Fees

Initial Listing Fees. Toronto Stock Exchange and TSX Venture Exchange issuers pay initial listing fees based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. For accounting purposes, we recognize initial listing fees on a straight line basis over a ten-year period as described under the section entitled, "Revenue Recognition Policy – Listing Fees".

Additional Listing Fees. Issuers already listed on one of our equity exchanges pay fees in connection with subsequent capital market transactions, such as the raising of new capital through the sale of additional securities. Additional listing fees are based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. For accounting purposes, we recognise additional listing fees on a straight line basis over a ten-year period as described under the section entitled, "Revenue Recognition Policy – Listing Fees".

Sustaining Listing Fees

Issuers listed on one of our equity exchanges pay annual fees to maintain their listing which are primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees.

Changes to Listing Fees for 2007

In October 2006, we announced changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective January 1, 2007. This decision followed our review of listing fees on other major global exchanges. We changed the maximum fees payable on initial, additional and sustaining listing fees. Based on year-to-date levels of market activity up to October 26, 2006, we anticipated that listing fees received[6] would have increased by about five to seven percent on an annual basis primarily as a result of adjustments made to the maximum fee for certain listing fees.[7]

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6 Includes initial and additional listing fees received (Non-GAAP) and sustaining listing fees reported (GAAP). See discussion under the heading "Non-GAAP Financial Measures" on page 1.

7 The "Changes to Listing Fees for 2007" section contains certain forward-looking statements. Please refer to "Forward-Looking Statements" on page 1 for a discussion of assumptions, risks and uncertainties related to such statements.

Toronto Stock Exchange and TSX Venture Exchange Breakdown of Listing Fees

The chart below shows a breakdown of revenue from sustaining listing fees, initial and additional listing fee revenue and initial and additional listing fees received[8, 9] for the years ended December 31, 2004 to December 31, 2006.

Toronto Stock Exchange and TSX Venture Exchange[9]
Sustaining Listing Fees, Initial and Additional Listing Fee Revenue
and Initial and Additional Listing Fees Received[8]



200
180
160
140
120
100
80
60
40
20
0
7.1
24.5
59.1
24.7
9.3
29.8
69.7
28.0
11.4
35.9
86.3
2004
2005
2006
Sustaining Listing Fees
Initial Listing Fee Revenue
Additional Listing Fee Revenue
Initial Listing Fees Received8
Additional Listing Fees Received8

Initial and Additional Listing Fee Revenue. Initial and additional listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. Increases in revenue from initial and additional listing fees reflect increased capital market activity and fee increases over the period such revenue is recognized. In 2004, 2005 and 2006, revenue from initial listing fees was $7.1 million, $9.3 million and $11.4 million, respectively, and from additional listing fees was $24.5 million, $29.8 million and $35.9 million, respectively.

Initial and Additional Listing Fees Received.[8, 9] In 2004, 2005 and 2006, initial listing fees received were $24.7 million, $28.0 million and $28.4 million, respectively, and additional listing fees received were $59.1 million, $69.7 million and $86.3 million, respectively.

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[8] See discussion under the heading "Non-GAAP Financial Measures" on page 1 and reconciliation of initial and additional listing fees received to initial and additional listing fees reported.

[9] Reconciliation of Initial and Additional Listing Fees Received to Initial and Additional Listing Fees Reported:

	2006	2005	2004
Initial Listing Fees (in millions of dollars)			
Initial listing fees received	$ 28.4	$ 28.0	$ 24.7
Initial listing fees received and deferred to future periods	($ 28.0)	($ 27.4)	($ 24.0)
Recognition of initial listing fees received and previously included in deferred revenue	$ 11.0	$ 8.7	$ 6.4
Initial listing fee revenue reported	$ 11.4	$ 9.3	$ 7.1
Additional Listing Fees (in millions of dollars)			
Additional listing fees received	$ 86.3	$ 69.7	$ 59.1
Additional listing fees received and deferred to future periods	($ 84.9)	($ 68.3)	($ 57.6)
Recognition of additional listing fees received and previously included in deferred revenue	$ 34.5	$ 28.4	$ 23.0
Additional listing fee revenue reported	$ 35.9	$ 29.8	$ 24.5

Sustaining Listing Fees. Sustaining listing fees provide a relatively stable, recurring revenue stream. These fees fluctuate annually with changes in market capitalizations of listed issuers. In 2004, 2005 and 2006, sustaining listing fees were $43.4 million, $48.6 million and $61.2 million, respectively.

The chart below shows the total number and combined market capitalization (QMV) of issuers listed on Toronto Stock Exchange and TSX Venture Exchange from December 31, 2004 to December 31, 2006.

Toronto Stock Exchange and TSX Venture Exchange
Number of Issuers and Market Capitalization[10] at Year End



Number of Issuers
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Market Capitalization ($B)
2,500
2,000
1,500
1,000
500
0
1,572
1,865
2,116
1,421
1,537
1,598
2004
2005
2006
TSX Issuers
TSX Venture Issuers
Combined QMV[10]

The over $2.1 trillion market capitalization of our 3,842 listed issuers at December 31, 2006 has grown from $0.5 trillion in 1981, resulting in our exchanges having the third largest total market capitalization of listed issuers for North America and the eighth largest globally.

[10] Prior to 2005, market capitalization for TSX Venture Exchange and NEX issuers was based on issues that were traded in the month of December.

Listed Issuers

Toronto Stock Exchange's listed issuers represent a broad cross-section of the Canadian economy. The chart below shows the proportion of issuers in each sector listed as at December 31, 2006 based on their market capitalization.

Toronto Stock Exchange — Proportion of Issuers by Industry Sector (based on market capitalization)


Life Sciences 1%
Real Estate 2%
Forest Products 1%
Structured Products* 2%
Utilities and Pipelines 3%
Oil and Gas 26%
Technology 3%
Comm. & Media 7%
Mining 14%
Diversified Industries 17%
Financial Services 24%

*includes 28 ETFs and 279 investment funds as at December 31, 2006.

As at December 31, 2006, listed issuers on Toronto Stock Exchange ranged in market capitalization from less than $1 million to over $99 billion, with the largest Canadian-based issuer having a market capitalization of $73 billion. Approximately 25% of listed issuers had market capitalizations exceeding $500 million, 50% had market capitalizations between $50 million and $500 million and 25% had market capitalizations of less than $50 million.

Nearly all Canadian-based issuers that list their securities seek to list on one of our equity exchanges. As those listed issuers expand their businesses and grow geographically, some of them also list their securities on one or more foreign exchanges, principally in the United States (often referred to as "interlisting"). We do not believe that issuers listing on other marketplaces have a significant effect on our listing revenue, as interlisted issuers continue to pay annual sustaining listing fees based on total market capitalization and additional listing fees for subsequent financings. In addition to listing nearly all Canadian-based listed issuers, we have also built a leading position in global resources industry listings. As at December 31, 2006, 58% of the world's publicly traded mining companies are listed on one of our equity exchanges. Mining and oil and gas companies comprise over 1,700 issuers and represent approximately 40% of the total market capitalization of our listed issuers as at December 31, 2006.

Issuers list a number of different types of securities on Toronto Stock Exchange, including conventional securities such as common shares, preferred shares, rights and warrants, and alternative types of securities such as exchangeable shares, convertible debt instruments, trust units and limited partnerships. The variety of innovative equity-related products has expanded as

capital markets participants become increasingly sophisticated. Toronto Stock Exchange has adapted its listing standards to facilitate listing different types of securities, including the types of structured equity products described below:

> ***Exchange-traded funds.*** Exchange-traded funds are a multi-functional investment tool, combining the trading characteristics of listed shares with the asset pooling capability of mutual funds. As at December 31, 2006, there were 28 exchange-traded funds listed on Toronto Stock Exchange, representing over $15.3 billion in total assets. In addition, Toronto Stock Exchange created the world's first exchange-traded fund in 1990 and was the first global exchange to list exchange-traded funds that track fixed-income indices.
>
> ***Investment funds.*** In 2006, Toronto Stock Exchange listed 47 new investment funds, which raised a total of $3.5 billion, bringing the total number of listed investment funds to 279, with a market capitalization of approximately $35 billion. Investment funds are listed securities that represent a managed portfolio of assets with various investment strategies, similar to a mutual fund. They are designed to respond to investors' needs and are intended to achieve an enhanced yield and a diversified portfolio while providing capital appreciation and diversified risk.
>
> ***Income trusts.*** In 2006, Toronto Stock Exchange listed 30 new income trusts, which raised a total of over $2.8 billion, bringing the total number of listed income trusts to 253, with a market capitalization of approximately $188.8 billion. Total equity financings in 2006 related to income trusts was $14.2 billion (including amounts raised related to IPOs). On October 31, 2006 the Minister of Finance announced the federal government's intention to tax distributions made by income trusts. The legislation regarding this proposed change is expected to be enacted in 2007.

Another important source of listings for Toronto Stock Exchange is the graduation of issuers from TSX Venture Exchange's listed issuers. During 2006, 67 issuers graduated from TSX Venture Exchange to Toronto Stock Exchange, representing almost 34% of the new listed issuers on Toronto Stock Exchange during this period. TSX Venture Exchange provides guidance to its issuers to facilitate their graduation to Toronto Stock Exchange as seamlessly as possible. Also, in 2005 and 2006, 15 and 12 issuers listed on TSX Venture Exchange respectively, were acquired or merged with issuers listed on Toronto Stock Exchange.

TSX Venture Exchange serves a unique capital market niche, with listed issuers raising on average $3.0 million per financing transaction in 2006 (excludes NEX). TSX Venture Exchange's listed issuers range in market capitalization from less than $1 million to $2,579 million, with a median of $8.2 million, as of December 31, 2006 (excludes NEX). To expand the public venture capital market, TSX Venture Exchange has participated in developing alternative means of raising capital and has targeted smaller businesses. In 2006, there were 186 new listings on TSX Venture Exchange, including 160 IPOs, of which 103 were newly formed Capital Pool Companies. In addition, in 2006, 26 reverse takeovers were completed on TSX Venture Exchange and 14 reverse takeovers were completed on NEX. Under its Capital Pool Company program, a newly formed company with no existing business raises capital through an IPO on TSX Venture Exchange (excludes NEX). The Capital Pool Company must then acquire an approved business or asset within 24 months of listing. After a successful acquisition, the Capital Pool Company becomes a regular listed issuer on TSX Venture Exchange. The Capital Pool Company program has operated successfully in Western Canada for over 16 years. Recent changes to securities laws now allow this program to operate in Ontario, Quebec, Nova Scotia and New Brunswick.

Since TSX Venture Exchange's predecessor exchanges were located in Vancouver, Calgary and Winnipeg, most of its issuers were based in Western Canada. As at December 31, 2006, approximately 64% are based in British Columbia and Alberta (excludes NEX). TSX Venture Exchange continues to build on its Western presence while pursuing new growth opportunities in Central and Eastern Canada.

TSX Venture Exchange's listed issuers also operate in various industries, with a concentration in the mining and natural resources industries. The chart below shows the proportion of issuers in each sector listed as at December 31, 2006 based on market capitalization.

TSX Venture Exchange
Proportion of Issuers by Industry Sector
(based on market capitalization)


Real Estate 1%
Financial Services 2%
Biotechnology 1%
Media 1%
Manufacturing 3%
Others 4%
Technology 5%
Oil & Gas 19%
Mining 64%

Trading Operations — TSX Markets, NGX and Shorcan

TSX Markets

TSX Group's trading operations for both Toronto Stock Exchange and TSX Venture Exchange are conducted by TSX Markets. POs, acting as principals or agents for retail and institutional investors, place orders to buy or sell listed securities on our exchanges by using TSX Markets' fully electronic trading systems.

Trading occurs on a continuous basis throughout the day but begins at market open in an auction format and ends with an extended trading session in which trades occur at the closing price, referred to as a single price closing call market. Trading also occurs through crosses where POs internally match orders and report them through the exchanges. All trades are subsequently settled through CDS.

In 1997, Toronto Stock Exchange was the first major exchange in North America (and one of the first globally) to move to a fully-automated exchange where trading takes place entirely through

electronic systems. This change increased the speed of execution, access to the exchange and the number of transactions which could be processed. In May 2001, we replaced our original electronic trading system with a more reliable, flexible and scalable system. We upgraded our system hardware in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to the continuous increases in order message volumes being generated within the marketplace.

In 2006, we introduced a series of innovative trading system enhancements referred to as TSXPress, aimed at optimizing execution speeds. We successfully completed much of the work on TSXPress in 2006, resulting in three significant trading system performance enhancements which have reduced overall average TSX response time and optimized execution speeds for algorithmic traders. In February 2007, as the latest phase of TSXPress, we announced our plan to replace core trading engine hardware with new servers that use the Intel® Itanium® 2 processor. We expect this hardware replacement to increase the efficiency of our trading system by increasing order throughput and decreasing order response times. We expect this new hardware will be implemented in the summer of 2007 and should assist in the transition to the next generation trading engine, outlined below. The new trading technology hardware and software licenses have a value in excess of $20 million. The expenditures will occur over approximately 36 months, will replace existing leases and will be in line with current trading engine spending.[11]

In addition, in 2006 we began developing internally our next generation trading engine: aimed to be a state-of-the-art platform and designed to have world-class messaging capabilities and response times in the single digit millisecond range. This new engine is scheduled for phased rollout starting in the fourth quarter of 2007. The results of benchmark laboratory testing conducted in December 2006 are as follows:

- Capacity tested to over 320 million order messages an hour (or approximately two billion order messages per trading day) and proven to be linearly scalable;

- Throughput tested to 100,000 messages per second and proven to be linearly scalable;

- Order matching in microseconds;

- Response time in the single digit millisecond range; and

- Capability of system fail-over in seconds with no lost messages.

We believe that the reliability of our fully electronic trading system is among the best in the global securities exchange industry. We have a business continuity plan designed to enable us to continue to operate if there is a disruption to our main facility. As part of this plan, we operate two data centres in separate locations, allowing for back-up recovery in the event that one of the centres experiences a failure.

The attractiveness and efficiency of trading on our equity exchanges is evidenced by liquidity. Market participants regard liquidity as one of the most important attributes of an exchange because, in a liquid market, securities can be bought and sold more efficiently, reducing the cost

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[11] Certain statements in this section constitute forward-looking statements. Please refer to "Forward-Looking Statements" on page 1 for a discussion of assumptions, risks and uncertainties related to such statements.

of trading and the risk to the investor. The total volume of securities traded annually on our equity exchanges (including those traded on TSX Venture Exchange) grew to approximately 119.7 billion in 2006 from 85.7 billion in 2005, 78.4 billion in 2004 and 2.1 billion in 1981. In 2006, our customers set new records for the volume of securities traded on these exchanges.

The chart below shows the volume of equity trading on Toronto Stock Exchange and TSX Venture Exchange.


Toronto Stock Exchange and TSX Venture Exchange
Volume Traded
Volume of Equity Trading (B)
90
80
70
60
50
40
30
20
10
0
61.3
17.1
64.2
21.5
82.0
37.7
2004
2005
2006
TSX
TSXV

Part of TSX Markets' strategy is to offer products that meet or exceed potential offerings of ATSs and other exchanges. This includes offering to print or report all trades executed on ATS marketplaces and other exchanges. TSX Markets also plans to continually implement new trading features and methodologies to meet diverse customer requirements for trade execution.

Our technology has enabled us to move quickly on a variety of other innovative fronts. We have broadened our service and product offerings in an effort to make our exchanges a more attractive alternative for all investors. For example, in 2004, we implemented our no-cost Multiple Give-Up service for both Toronto Stock Exchange and TSX Venture Exchange, which gives POs greater choice in clearing and settlement decisions. This gives POs the ability to select more than one clearing firm for trades from institutional clients.

In 2004, we launched the MOC facility, initially for securities in the S&P/TSX 60 Index. The MOC facility is an electronic call market that establishes the closing price for MOC-eligible securities listed on Toronto Stock Exchange. It is designed to increase liquidity and lower levels of volatility at the close of the trading session. In 2005, we expanded the MOC facility to include securities in the S&P/TSX Composite Index. As of December 31, 2005, all such securities were eligible for the MOC facility. In addition, TSX Markets' current product offering includes TSX Compliance Alerts Reporting System, or CARS, which provides POs with a suite of compliance monitoring products; specialty price crosses on Toronto Stock Exchange (designed to decrease

costs associated with advanced trading techniques); voluntary attribution on both exchanges (allows traders to anonymously execute transactions); and iceberg orders on both exchanges (large size orders may be entered while disclosing only a small portion of the total order size at any time).

In 2006, we continued to enhance the TSX Firm Order eXecution or FOX system. While adhering to RS' regulatory requirements on price improvement, the FOX system consolidates order flow across trading desks at a PO while managing capital risk in a more effective and efficient manner. FOX allows previously withheld trading intents to interact securely and confidentially within each PO. We operate this product on an application service provider model and charge fees on a monthly subscription basis. In January 2007, we released an upgrade to FOX, providing subscribers with additional functionality.

As an expansion and evolution of FOX, in 2007 we plan to launch, subject to regulatory approval, a new subscription-based trading facility, TSX Alternative Trade eXecution, or ATX. This facility will match firm order flow against in-house liquidity, as FOX currently does, as well as order flow from other market participants. ATX is intended to reduce market impact costs of trading and facilitate best execution and risk management, with minimal latency.

Market participants around the world have been increasingly adopting FIX, the Financial Information exchange protocol, as the global standard to electronically communicate trade-related messages. This has assisted in lowering geographical barriers to trading on different markets. In response to this, in 2006 we launched trading access using the FIX protocol and we have experienced a steady growth in order flow from the United States, where this protocol is widely in use. Customers now have the choice to route orders to Toronto Stock Exchange and TSX Venture Exchange either via FIX or STAMP (the Securities Trading Access Protocol). As at the end of January 2007, eight POs have access to our trading system using the FIX protocol and several others are at various stages of the access testing and certification process. We provide electronic access to our equity exchanges to POs and eligible clients including domestic and foreign institutions and foreign broker/dealers.

In January, 2007, we announced that TSX Markets and IRESS Market Technology Canada LP ("IRESS") are working together to offer a premier integrated vendor/order routing/exchange gateway access system solution for Toronto Stock Exchange and TSX Venture Exchange. IRESS's trading and market data-systems and its best market order router will be co-located within TSX Markets' primary data centre. In addition, we plan to introduce a market order router to help domestic and international customers meet best execution obligations.

Equity trading activity on our equity exchanges is affected when listed issuers seek additional listings on foreign exchanges, principally in the United States. Interlistings generally raise the profile of issuers in the global market, and trading volumes for these issuers' securities often increase across all markets as well as on our equity exchanges. TSX Markets has a dedicated sales team focused on United States accounts with the goal of raising the level of awareness regarding the benefits of trading on Toronto Stock Exchange and TSX Venture Exchange. Whether a significant portion of trading of a particular issuer remains in Canada following its interlisting depends on a number of factors, including the location of the issuer's shareholder base and the location of research analysts who cover the issuer.

Trading Participants. Trading occurs on our equity exchanges through POs that have entered into agreements with us to receive access to these exchanges as POs. As at December 31, 2006, 115 POs had access to our equity exchanges. During 2006, approximately 58% of our trading revenue on Toronto Stock Exchange and approximately 59% of our trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. All POs must meet certain financial and business conduct requirements which are monitored by the IDA.

Revenue. We charge trading fees to the PO which enters an order that is matched against an existing order. On October 1, 2005, we introduced a volume-based trading fee structure for securities that are interlisted on Toronto Stock Exchange and either NASDAQ or AMEX. Effective July 1, 2006, we changed the fee model for most securities on Toronto Stock Exchange and TSX Venture Exchange from a value-based fee model to a volume-based fee structure. The volume-based fee structure better aligns our trading fees with the prevailing model in various U.S. marketplaces and replaced the value-based fee model for most securities. We structured this model so that market participants have an incentive to enter orders in our central limit order book. When participants add liquidity to the central limit order book, we credit executed passive orders on a per security basis, and when participants remove liquidity from the central limit order book, we charge each executed active order on a per security basis. While we also implemented a volume-based model for TSX Venture Exchange issues, we do not offer credits for passive order flow. To further encourage trading on our equity exchanges, we offer discounts to customers based on the volume of shares traded and total trading revenue for the month.

For the years ended December 31, 2004, 2005 and 2006, we earned trading and related revenue through TSX Markets' operations of $88.8 million, $108.7 million and $126.3 million, respectively.

NGX

On March 1, 2004, we acquired NGX, a Calgary-based commodity exchange established in 1994 that operates an electronic system for trading and clearing natural gas and electricity contracts. NGX participants post orders to a central limit order book for natural gas and electricity contracts involving numerous regional markets primarily in Canada. Orders are matched on a price/time priority basis by the NGX electronic trading system. NGX's trading and clearing operations preserve the anonymity of all participants with NGX constituting the central counterparty to every buy and sell transaction.

In October 2006, we added to our energy business when we acquired Oxen, which owns Watt-Ex, a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta electricity grid. We are currently party to an arbitration proceeding launched by the Bourse de Montréal under which it asserts NGX's acquisition contravenes its exclusivity regarding exchange traded derivatives. We disagree with the Bourse de Montréal's position. We strongly believe that we were permitted to make this acquisition under the 1999 memorandum of agreement with the Bourse de Montréal.

At December 31, 2006, NGX's balance sheet, which is consolidated into TSX Group's balance sheet, included approximately $889.4 million each in energy contracts receivables and payables. NGX manages its role as the counterparty in every contract, in part by using a margining regime based on globally-accepted margin concepts. This margining regime involves valuing the market

stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. The following chart represents the volumes traded in terajoules and transaction turnover at NGX for the past three years.

NGX Volume Traded and Transaction Turnover


300,000
200,000
100,000
0
Number of Transactions
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Volume (terajoules)
7,359,035
8,822,013
9,821,000
157,294
186,411
210,388
2004
2005
2006
Transactions
Volume

Participants. Participants trading on NGX must meet minimum financial requirements and must enter into a Contracting Party's Agreement or CPA. The CPA is the main agreement governing trading and clearing on NGX and sets out the terms and conditions governing all trades on NGX. The objective of this agreement is to attempt to ensure financial and physical performance of all transactions executed on NGX. As at December 31, 2006, 147 contracting parties had access to NGX.

Revenue. NGX generates trading and clearing revenue by applying fees to all transactions based on the contract volume traded or centrally cleared through the exchange. NGX also charges a monthly fixed subscription fee to each participant using the exchange.

NGX's revenue from trading and clearing activities for the ten months ended December 31, 2004 and for the years ended December 31, 2005 and December 31, 2006 was $10.8 million, $16.8 million and $19.1 million, respectively.

Shorcan

In December 2006, we further expanded our presence in the fixed income market by acquiring Shorcan, Canada's first fixed income IDB. Shorcan offers broker services for clients trading in federal, provincial, corporate, mortgage bonds and treasury bills. Shorcan became the first IDB to offer Straight Through Processing in 2003. We estimate that the IDB market represents about

40% of total fixed income trading in Canada and that Shorcan's share of this market is about 37%, or $540 billion in 2006.

Shorcan provides a facility for matching orders for domestic fixed income securities for anonymous buyers and sellers in the secondary market. Once a bid and offer are matched, Shorcan confirms to its customers by voice that a trade has been executed. Shorcan is currently developing an electronic system that will allow customers to submit prices and execute trades electronically. This new service will be a complement to and not a replacement of the current voice model.

> ***Revenue.*** Shorcan charges a commission on orders that are matched against an existing posted order. These fees are built into the settlement prices of trades so that revenue is generated on trade date.
>
> ***Participants.*** Shorcan customers are Canadian dealers, Canadian banks, and international dealers, all of whom have met certain criteria set forth by the IDA.

Post-Trade Clearing and Settlement and T+1 Settlement

CDS clears and settles trades executed in Canada, including on our equity exchanges and fixed income trades effected through Shorcan. In North America, trades of equity and fixed income securities, other than money market instruments, are currently settled three days after the trade date. Until 2004, the United States Securities Industry Association ("SIA") had been examining the possibility of a transition to settlement occurring one day after the trade date (T+1 settlement) in the United States. Straight Through Processing, or STP, was viewed as the enabling mechanism for T+1 settlement. STP embodies the complete electronification of the trade cycle, and involves automating each individual step within the trade processing, all related communications to the trade and all tools required to identify and fix errors in the process.

In 2004, the SIA refocused its STP initiative on the goals of achieving same-day affirmation/ matching and eliminating physical certificates. Prior research commissioned by the Canadian Capital Markets Association found that Canada lagged behind the United States in the area of institutional trade matching. In January 2007, the Canadian securities administrators published National Instrument 24-101 Institutional Trade Matching ("NI 24-101") to provide a general framework for ensuring more efficient and timely settlement processing of trades, particularly institutional trades. It is intended that NI 24-101 will generally come into force on April 1, 2007 (with certain provisions to come into force on October 1, 2007). NI 24-101 provides for transitional provisions to gradually phase in certain matching requirements. The introduction of NI 24-101, among other things, is expected to drive Canada's STP initiatives.

We believe that our trading systems are currently capable of accommodating NI 24-101, STP and T+1 settlement.

Market Data Operations — TSX Datalinx, NGX and Fixed Income Index and Analytics Products

General

Our market data operations are conducted predominantly through TSX Datalinx. We sell our equity trading and quotation data (real-time and historical) as well as other third party capital markets information and corporate information to market participants on a global basis. Timely

and comprehensive information about market activity and listed issuers assist POs and investors in their decision-making process and facilitate efficient markets. We continue to enhance our core products and add content to our data feeds from other markets across a range of asset classes. Market data operations with respect to NGX trading are conducted by NGX.

Real-Time Data

Trading activity on our equity exchanges produces a stream of real-time data reflecting bid and ask prices for equities (orders) and executed transactions (trades). This stream of data is packaged by TSX Datalinx into real-time market data products and delivered, directly or indirectly, to end users via more than 90 Canadian and global market data vendors that sell data feeds and desktop information services. These information services allow end users to view the real-time market activity of several marketplaces, as well as to provide supporting reference data, corporate actions, news and foreign exchange rates. These services also enable the end user to transfer the data to applications to manipulate and analyze the data and facilitate automated trading. We also provide market data feeds directly to end users in order to address their requirements for reduced latency (TSX Direct).

Our market data distribution platform offers a flexible and reliable environment over which we distribute a wide range of data simultaneously to a large number of clients. We carry data from other sources including CanDeal and securities traded on CNQ. In 2005, we added a number of new products including real time interbank foreign exchange rates, TSX/CP Equities News, as well as data from Perimeter Financial Corp. In 2006, we entered into an agreement with TriAct Canada Marketplace LP to distribute their data. This expanded content set has enhanced our delivery of relevant and timely Canadian capital markets information to our global client base.

Historical Market Data and Corporate Information

Historical market data products include market information (such as historical pricing, index constituents and weightings) and corporate information (such as dividends and corporate actions). This information is generally made available at the end of the trading day and is used in research, analysis and trade clearing. We produce two electronic historical data publications for each exchange, a Daily Record and a Monthly Review, both of which are sold on a subscription basis.

CNX Marketlink

In 2003, we created CNX Marketlink with Canada NewsWire Ltd., now CNW Group Ltd. ("CNW Group"). CNX Marketlink provides publicly listed issuers with enhanced investor communication tools. CNX Marketlink offers webcasting and conference call services, which assists issuers to meet their corporate communications needs and to deliver time-sensitive information to their shareholders and other stakeholders. CNX Marketlink also offers real-time news release alerts to investment community professionals and their decision-support systems. We receive a portion of the revenue from the sale of CNX Marketlink products.

Index Products - Equities

We have long supported indices to facilitate measuring the performance of equity markets. Toronto Stock Exchange introduced the first Canadian indices in 1934 and subsequently modified them to reflect a substantial increase in listings. We introduced The Toronto 35 Index in 1987 which was the basis for the world's first exchange-traded fund, TIPS (Toronto 35 Index Participation Units).

In 1998, we collaborated with S&P to bring global recognition to the Canadian markets through the well-known S&P brand. We together introduced several new indices, and we revised and rebranded the S&P/TSX Composite Index in 2002. As of December 31, 2006 there were 277 issues in the S&P/TSX Composite Index, including TSX Group, which was added in December 2003. The S&P/TSX Composite Index (formerly the TSE 300 Composite Index) is the most quoted index for the Canadian equity marketplace, appearing with a high degree of frequency in business media and strengthening our brand profile. In December 2006, we launched the S&P/TSX Global Gold Index in conjunction with S&P. This index is an international benchmark that tracks the world's leading gold companies.

Index and Analytics Products - Fixed Income

In October 2006, we acquired Scotia Capital's fixed income indices, its PC-Bond analytics applications, and related data assets to expand our presence in the Canadian fixed income market. We also signed a long-term data license under which Scotia Capital will provide fixed income pricing data to us. Scotia Capital has been publishing indices to measure the performance of the Canadian fixed income market since 1947. These indices are the most widely used fixed income performance benchmarks in Canada. The best known of these indices is the Universe Bond Index, which tracks the broad Canadian bond market. In addition to the Universe Bond Index, we now publish a variety of sub-indices for different term and credit sectors, as well as indices for tracking other segments of the market, including high yield bonds, EuroCanadian bonds, maple bonds (Canadian dollar bonds issued by a non-Canadian issuer), yankee bonds, inflation-indexed real return bonds, treasury bills and residential and commercial mortgage-backed securities. We also purchased the ScotiaBond portfolio attribution package and Scotia Capital's historical price database. Seven Scotia Capital employees involved with this business joined us, bringing a wealth of experience in this specialized area.

Distribution

TSX Datalinx content is available directly to clients in a variety of ways: (i) via a low latency data feed known as TSX Direct; (ii) via tsxdatalinx.com; (ii) through a variety of market data vendors; (iv) by telecommunications providers and extranets; and (v) and via our tsx.com web site.

Several direct data feed clients have also engaged us to provide managed services. Under this arrangement, we have co-located their data infrastructure with our data centres to reduce latency and provide bandwidth efficiencies.

In 2006, TSX Datalinx re-launched the tsx.com web site which provides delayed market data and listed issuer information as well as information about TSX Group and our business. We also introduced online advertising which generates revenue for us.

Customers

TSX Datalinx has agreements with the market data vendors that access Toronto Stock Exchange or TSX Venture Exchange information and provide it to end users. Subscribers to TSX Datalinx's real-time data include financial institutions, investment managers, brokerage firms and individual investors. As of December 31, 2004, 2005 and 2006, there were over 107,000, 118,000 and 139,000 professional and equivalent real-time data subscriptions, respectively. The over 139,000 subscriptions at the end of 2006 represented a record number of market data subscriptions.

Historical data customers include market data vendors, as well as professional and individual end users directly. Market data vendors incorporate this information into their products to support trading and investment decisions. End user clients also access the information directly for use in their internal systems.

S&P/TSX Composite Index information is made available in both the real-time and historical products. In addition, products are created that are based on the S&P/TSX indices and the organizations that create these products pay licence fees. These licensed clients include banks, mutual funds, derivatives exchanges and exchange-traded fund sponsors.

NGX

NGX participants currently have access to real-time market data through NGX's fully electronic trading and clearing system. NGX also distributes real-time market data to approximately 65 additional customers who subscribe to its viewing-only service. In addition, NGX provides historic pricing and index data to a number of publishers for publication in energy industry periodicals.

Revenue

Real-time product pricing is structured in a similar manner to that of other major equity exchanges in North America. TSX Datalinx supplies its data primarily to market data vendors; those vendors provide us with the identities of their end consumers, and TSX Datalinx invoices those end consumers, or subscribers, directly. We charge market data vendors a fixed monthly access fee for each feed they access from TSX Datalinx. Subscribers generally pay fixed monthly rates, which differ depending on the number of end users and the depth of information accessed. Some market data vendors offer individual investors access to real-time products and charge them on a fee per quote basis. Sales of real-time data were in the range of 90% of market data revenue in each of 2004, 2005 and 2006. In 2004, 2005 and 2006, market data revenue was approximately $58.8 million, $67.4 million and $86.9 million respectively, of which approximately CAD$18.1 million in 2004, approximately CAD$22.4 million in 2005 and approximately CAD$29.1 million in 2006 was derived from market data sales to customers paying in United States dollars. The chart below shows our market data sales to customers paying in United States dollars. Such customers are predominantly based outside Canada. The chart also shows such sales to customers paying in Canadian dollars, who are predominantly Canadian based customers.

Market Data Revenue[12]
(U.S. Dollar Sales and Canadian Dollar Sales)



70
60
50
40
30
20
10
0
Data Revenue ($M)
40.7
45.0
57.8
2004
2005
2006
U.S. $ Sales 12
Cdn. $ Sales

Historical data products are generally sold for a fixed amount per product accessed. Fees vary depending on the type and extent of end use. These data products are sold to individuals and firms, with the latter requiring an enterprise-wide licence for internal use.

TSX Datalinx has an arrangement with S&P to share license fees received from organizations that create products, such as mutual funds and exchange-traded funds, based on the S&P/TSX indices. In general, these license fees are based on a percentage of funds under management in respect of those products.

Changes to Market Data Fees for 2007

Effective January 1, 2007, changes were implemented to the fee structure for real-time market data. This followed a review of market data fees on other major global exchanges. Based on activity levels in 2006, it is anticipated that, in aggregate, market data revenue would increase in the range of approximately three to five percent on an annual basis as a result of these changes.[13]

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[12] United States dollar sales are expressed in Canadian dollars, based on exchange rates as of the first business day of each month.

[13] The "Changes to Market Data Fees for 2007" contains certain forward-looking statements. Please refer to "Forward-Looking Statements" on page 1 for a discussion of assumptions, risks and uncertainties related to such statements.

Technology – TSX Technologies

Operations

Through the development of our internal technology systems, we have gained extensive expertise in the area of exchange technology. Since 2001, we have developed and implemented an information technology plan to ensure that we maintain a modern and streamlined technology infrastructure. We also developed an application framework to facilitate building high performance, real-time, transactional order and message processing and data distribution systems.

In 2002, we launched TSX Technologies. Through TSX Technologies, we leverage our technology successes and the widely recognized credibility of our staff of IT professionals to provide technology services to external customers in the securities industry.

From 2004 to 2006, our expenditures for technology staff and investments in computer hardware, software development and operations have ranged from approximately $50 million to approximately $55 million annually. We have developed some of our software internally, while we have licensed other software from third parties. Our trading system, for example, is one of the top trading systems used by global exchanges and we licensed it for a 75-year period (commencing in 1996) from La Société des Bourses Françaises. In 2006, we began developing internally our next generation trading engine, aimed to be a state-of-the-art platform and designed to have world-class messaging capabilities and response times. The new engine is scheduled for phased rollout starting the fourth quarter of 2007.

We continue to focus on achieving operational excellence demonstrated by our high system availability levels. We continually focus on improving the quality of our technology and have achieved Canadian Institute of Chartered Accountants Section 5900 certifications in specific key control areas of technology.

Customers

We currently provide, through TSX Technologies, technology and related services to RS necessary for RS to conduct its review and real time monitoring of Toronto Stock Exchange and TSX Venture Exchange. RS pays us fees for these services, which we negotiated on an arm's length basis in accordance with an agreement which also details service levels. In 2005, we entered into an agreement with another significant participant that provides technological services to the securities industry. We provide such participant hosting, operations and technical support services for their disaster and development recovery infrastructure. We started providing such services in January 2006. We provided technology and consulting services to five customers, including CanDeal, in 2006.

We will continue to provide select technology services to external customers by drawing on our existing infrastructure and resources, and our staff's expertise in market-related technology.

Revenue

Business services revenue from technology and related services in 2004, 2005 and 2006 was $8.4 million, $7.9 million and $9.4 million, respectively.

Institutional Debt Electronic Trading System - CanDeal

Consistent with our strategy to diversify into related markets where we have competitive advantages and can capitalize on our core strengths, we own approximately 47% of CanDeal. The other shareholders of CanDeal include its founders who are six of Canada's largest investment dealers and who represent the majority of the institutional debt trading market in Canada. We account for this investment using the equity method. We also provide, through TSX Technologies, technology services to CanDeal for a fee. We also distribute CanDeal's data in TSX Datalinx's market data products and share the revenue with CanDeal.

CanDeal offers an institutional client a multi-dealer electronic trading system which is intended to provide benefits such as administration and trading cost savings, timely trade execution and transparency. CanDeal's services streamline and automate bond and money market trading by providing institutions with a price feed that displays the best bid and offer, price and yield (as indicative pricing, not executable pricing), from all participating dealers for each security. The system permits institutions to simultaneously request quotes from multiple dealers and execute a trade in a live trading window. The execution of trades can be supported through CanDeal's straight-through-processing (STP) solution DealXpress. It consists of an event driven data output feed that can pass matched trade information directly to investment dealers, institutions and custodians. The investment dealer shareholders have committed to provide liquidity on CanDeal by supplying price and quantity information with respect to certain debt securities until July 2007. In June 2005, CanDeal announced a long-term technology and co-marketing agreement with Thomson TradeWeb. Under this arrangement, CanDeal integrates TradeWeb technology with its trading platform, which will allow CanDeal's customers access to TradeWeb's global network of online fixed income markets and provide CanDeal investment dealers with the opportunity to receive trade flows in CanDeal products from TradeWeb's global client base of buy-side institutions.

In 2005, HSBC Bank Canada, HSBC Securities (Canada) Inc., and Casgrain and Company Limited each agreed to a multi-year commitment to join CanDeal's trading network. In February 2006, Laurentian Bank Securities Inc. and Desjardins Securities each agreed to a multi-year commitment to join its trading network. In addition, in April 2006 and June 2006, Merrill Lynch Canada Inc. and J.P. Morgan Securities Canada Inc., respectively, each agreed to a two-year commitment to join the CanDeal trading network. These developments reflect CanDeal's intention to expand the pool of liquidity that institutional investors can access through CanDeal.

CanDeal intends to continue expansion of its product and service offering, attract more institutional customers, and provide access beyond Canada through its agreement with Thomson TradeWeb. As of December 31, 2006, CanDeal had 120 customers who traded over $333.5 billion in debt securities during 2006, and as of January 31, 2007, CanDeal had 127 customers.

Social Policies

Our charitable contributions support our customers, employees and communities through a targeted program which ties into our brand and enhances our reputation as a corporate citizen. In this we foster initiatives which address family and community issues, health and research, the arts, educational endeavours improving literacy, and post-secondary investor education programs which are closely aligned with the capital markets industry. We also have a corporate matching program which supports organizations important to individual employees by matching a portion of their personal gifts.

Our major contributions in 2006 included ongoing support of the Toronto Rehabilitation Foundation, the United Way and the National Ballet School, in addition to a number of not-for-profit organizations in communities across Canada.

We made major donations in support of investor education programs in 2006 to the University of New Brunswick and the DeGroote School of Business at McMaster University. These are in addition to ongoing support to Ėcole des Hautes Ėtudes Commerciales de Montréal or HEC and Concordia's Institute for Governance of Private and Public Organizations, The Ivey School of Business at the University of Western Ontario, and the Rotman School of Management.

Risk Factors

The risks and uncertainties described below are not the only ones facing TSX Group. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also adversely affect our business. If any of the following risks actually occur, our business, financial condition, or operating results could be materially adversely affected.

We Face Competition from Other Exchanges, ATSs, OTC Markets and Other Sources and New Technologies

We face competition from other exchanges as well as from ATSs, ECNs and the OTC markets. This competition may intensify in the near future, especially as technological advances create pressure to develop more efficient and less costly trading in global or regional markets. If we cannot maintain and enhance our ability to compete or respond to competitive threats, it will have an adverse impact on our results of operations.

Other Exchanges

We face increased competition for business from other exchanges, especially those in the United States as they consolidate and become public companies, and investing becomes more global. We face competition from foreign exchanges, such as AIM, for listings of Canadian-based issuers and trading in their securities. If we are unable to continue to provide competitive trade execution, the volume traded in Canadian-based interlisted issuers on our exchanges could decrease in the future and adversely affect our operating results. We continue to face competition from CNQ, which has partially launched a facility, Pure Trading, to trade our listed issuers' securities.

The trend for exchanges to form alliances or consolidate and become for-profit and publicly traded is increasing and will result in our competitors becoming stronger. If we are not included in any alliances, these developments could materially adversely affect us.

ATSs

Technological advances have lowered barriers to entry and have facilitated the establishment of new exchanges and mechanisms, such as ATSs and ECNs, to electronically trade securities and other financial instruments outside traditional exchanges. ATSs have a framework to operate in Canada under the ATS rules and may become our significant competitors in the future. For example, Instinet Canada Inc. has announced that it intends to launch a trading platform in 2007.

OTC Markets and Other Sources

NGX's business of trading and clearing energy contracts faces primary competition in energy markets in Canada and the United States from the OTC or bilateral markets (with support from voice brokers). These voice brokers continue to provide efficient contract matching services for both standardized and structured products and are expanding their product offerings to include access to clearing facilities for trading parties who may have credit constraints. If NGX is unable to compete with the OTC voice brokers and their clearing partners, NGX may not be able to expand its business, which could materially affect its business and operating results.

In addition, CanDeal faces competition primarily from the OTC market. If CanDeal fails to attract institutional order flow from this market, it would adversely affect its operating results.

Shorcan's competitors in the fixed income IDB market include Freedom Bond Brokers, owned by Cantor Fitzgerald and major Canadian banks, Tullett Prebon, owned by Collins Stewart and BrokerTec, an electronic platform owned by ICAP. If Shorcan fails to attract institutional order flow from this market, it would adversely affect its operating results.

New Technologies

Technological advances, and in particular the Internet, have made it easier to download and disseminate electronic information. This may cause the value of our information to deteriorate since it is difficult to enforce restrictions on the use of information that we transmit electronically. We may not be able to maintain or increase market data revenue if we cannot enforce our proprietary rights in the future.

Our Trading Operations Depend Primarily on a Small Number of Clients

During 2006, approximately 58% of our trading revenue on Toronto Stock Exchange and approximately 59% of our trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. Our business, financial condition or operating results could suffer a material adverse effect if any one of these POs significantly reduced or stopped trading on our exchanges, or if two or more POs consolidated.

During 2006, approximately 30% of our trading operations revenue was derived from trading in the securities of the ten most actively traded listed issuers on our equity exchanges. If we lost one or more of these issuers, we would not only suffer a decrease in revenue from our listing operations, but we would also suffer an even more significant decrease in revenue from our trading operations.

We Depend on the Economy of Canada

Our financial results are affected by the Canadian economy, which is relatively small. Approximately 96% of our listed issuers as of December 31, 2006 were Canadian-based companies. The performance of these issuers has an effect on the volume of trading on our exchanges. If the profit growth of Canadian-based companies is generally lower than the profit growth of companies based in other countries, the markets on which those other issuers are listed may be more attractive to investors than our equity exchanges. The threat of a prolonged economic downturn may also have a negative impact on investment performance, the number of new issuers, the market capitalization of our listed issuers, additional securities being listed or reserved and trading volumes.

We Need to Retain and Attract Qualified Personnel

Our success depends to a significant extent upon the continued employment and performance of a number of key management personnel whose compensation is partially tied to vested share options and long-term incentive plans that mature over time. The value of this compensation is dependent upon total shareholder return performance factors, which includes appreciation in our share price. The loss of the services of key personnel could have a material adverse effect on our business and results of operations. We also believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. There can be no assurance that we will be successful in retaining and attracting the personnel we require.

Geopolitical Factors/Business Continuity

The continuity of our critical business functions could be interrupted by geopolitical upheaval, including terrorist, criminal, political and cyber, or by other types of external disruptions, including human error, natural disasters, power loss, sabotage and vandalism.

We have a series of integrated disaster recovery and business continuity plans for critical business functions to mitigate the risk of an interruption. We currently maintain a duplicate facility within the Greater Toronto Area to provide redundancy and back-up to reduce the risk and recovery time of system disruptions for key systems. However, not all systems are duplicated, and any major disruption in the Greater Toronto Area may affect our existing and back-up facilities. Any interruption in our services could impair our reputation, damage our brand name, and negatively impact our financial condition and operating results.

We May Not Be Successful in Implementing Our Strategy

We invest significant resources in the development and execution of our corporate strategy to grow profitability and maximize shareholder returns. We may not succeed in implementing our strategies. We have limited experience pursuing new business opportunities or growth opportunities in new geographic markets. We may have difficulty executing our strategies because of, among other things, increased global competition, difficulty developing and introducing new products, barriers to entry in other geographic markets, and changes in regulatory requirements. Any of these factors could have a material adverse effect on the success of our strategies.

As part of our strategy to sustain growth, we expect to continue to pursue appropriate acquisitions of other companies and technologies. An acquisition will only be successful if we can integrate the acquired businesses' operations, products and personnel; retain key personnel; and expand our financial and management controls and our reporting systems and procedures to accommodate the acquired businesses. If an investment or acquisition does not fulfil expectations, we may have to write down its value in the future or sell at a loss.

We may enter into agreements in the future which further our strategy but which may also impose restrictions on us. For example, in the agreement with CNW Group, we agreed to certain restrictions on the business activities we can engage in until 2008 (in areas that we view as non-core to our business) in exchange for a share of revenue earned from products and services offered by CNX Marketlink in those areas. In addition, the memorandum of agreement with the Bourse de Montréal prevents us from providing trading facilities and services for exchange-traded

derivative products, comprising (without limitation) options and futures contracts, other than natural gas and electricity products, until 2009.

New Business Activities May Adversely Affect Income

We may enter new business activities that could have an adverse effect on our existing profitability. While we would expect to realize new revenue from these new activities, there is a risk that this new revenue would not be greater than the associated costs or any related decline in existing revenue sources.

We are Subject to Regulation

The provincial securities regulators regulate us and our exchanges and regulators in other jurisdictions may regulate our future operations. This regulation may impose barriers or constraints which limit our ability to build an efficient, competitive organization and may also limit our ability to expand foreign and global access. Securities regulators also impose financial and corporate governance restrictions on us. Some of the provincial securities regulators must approve or review our equity exchanges' listing rules, trading rules and features and operations of, or changes to our systems and our fee structures. These approvals or procedures may increase our costs and delay our plans for implementation. There could also be regulatory changes that impact our customers and that could have a material adverse impact on us.

We are Subject to Litigation Risks

Some aspects of our business involve risks of litigation. Dissatisfied customers, among others, may make claims with respect to the manner in which we operate. Although we benefit from certain contractual indemnities and limitations on liabilities, these rights may not be sufficient. In addition, with the introduction of civil liability for misrepresentations in our continuous disclosure documents and statements and the failure to make timely disclosures of material changes in Ontario and certain other jurisdictions, dissatisfied shareholders can more easily make claims against us. If a lawsuit or claim is resolved against us, it could have a material adverse effect on our reputation, business, financial condition and operating results.

We Depend on Market Activity that is Outside of Our Control

Our revenue is highly dependent upon the level of activity on our exchanges, including: the volume of securities traded; the number and market capitalization of listed issuers; the number of new listings; the number of active traders and brokerage firms in the market; and the number of subscribers to market data.

We do not have direct control over these variables. Among other things, these variables depend upon the relative attractiveness of securities traded on our exchanges and the relative attractiveness of our exchanges as a place to trade those securities as compared to other exchanges and other trading vehicles. Those variables are in turn influenced by:

- the overall economic conditions in Canada and the United States in particular, and in the world in general (especially growth levels and political stability);
- the condition of the resource sector;
- the interest rate environment and resulting attractiveness of alternative asset classes;

- the regulatory environment for investment in securities;
- the relative activity and performance of global capital markets;
- investor confidence in the prospects and integrity of our listed issuers, and the prospects of Canadian-based listed issuers in general;
- pricing volatility of global commodities and energy markets; and
- changes in tax legislation that would impact the relative attractiveness of certain types of securities; including income trusts.

We may be able to indirectly influence the volume of trading by providing efficient, reliable and low-cost trading; maximizing the availability of timely, reliable information upon which research, advice and investment decisions can be based; and maximizing the ease of access to trading facilities. However, those activities may not have a positive effect on, or effectively counteract, the factors that are outside of our control.

Our Exchanges Depend on the Development and Acceptance of Our New Products

We are dependent to a great extent on developing and introducing new financial and trading products and their acceptance by the investment community. While we continue to review and develop new products that respond to the needs of the marketplace, we may not continue to develop successful new products. Our current products may become outdated or lose market favour before we can develop adequate enhancements or replacements. Other exchanges or ATSs may introduce new products or product enhancements that make our products less attractive. Even if we develop an attractive new product, we could lose trading activity to another marketplace that introduces a similar or identical product which offers greater liquidity or lower cost. We also may not receive regulatory approval (in a timely manner or at all) for our new products. Any of these events could have a material adverse effect on our results of operations.

We Could Suffer Losses as a Result of NGX's Clearing Activities

We could suffer a loss if one or more of NGX's participants defaults on their contractual obligations since NGX assumes this counterparty risk. As part of its clearing services, NGX guarantees that its cleared contracts will be honoured. NGX faces other risks associated with the clearing business including market risks, settlement risks, concentration risks and operational risks.

By providing a clearing facility, NGX is subject to the risk of a counterparty defaulting simultaneously with an extreme market price movement. NGX manages this risk by applying standard rules and regulations, and using a conservative margining regime based on globally-accepted margin concepts. This margining regime involves valuing the market stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. NGX conducts market stress scenarios regularly to test the ongoing integrity of its clearing operation. NGX also relies on established policies, instructions, rules and regulations as well as procedures specifically designed to actively manage and mitigate risks.

To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. In addition, NGX has covenanted under the agreement to maintain a minimum of

$9 million of tangible net assets. If NGX suffers a loss on its clearing operations, it could lose its entire net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

We Depend Heavily on Information Technology, which could Fail or Malfunction

We are extremely dependent on our information technology systems, including data and communications systems ("IT Operations"). Our trading is conducted exclusively on an electronic basis. We have disaster recovery and contingency plans and back-up procedures to manage, mitigate and minimize the risk of an interruption or failure to, and to ensure the integrity of, our IT Operations. We also test our disaster recovery plans for trading on Toronto Stock Exchange and TSX Venture Exchange, and include customers in that process. However, those plans may not be adequate and we cannot entirely eliminate the risk of a system failure or interruption. We have experienced occasional IT Operations failures and delays in the past, and we could experience future IT Operations failures and delays.

Our current technological architecture may not effectively or efficiently support our changing business requirements. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions. In January 2007, we announced the completion of much of the work on TSXPress, which included three major trading system enhancements in 2006 and in February 2007 we announced our plan to replace core trading engine hardware with new servers in the summer of 2007. We will continue to make additional expenditures to further enhance and upgrade our systems. To grow, we will need to continuously improve our information technology systems so that we can handle increases and changes in trading activity and to respond to customer demand for faster processing times. This will require ongoing expenditures which may require us to expend significant amounts in the future. In 2006, we tested our next generation trading engine in an independent laboratory. While results were positive, it is too early to tell if we will be able to replicate these results in a production environment.

If our systems are significantly compromised or disrupted or if we suffer repeated failures, this could interrupt our trading services; cause delays in settlement; cause us to lose data; corrupt our trading operations, data and records; or disrupt our business operations. This could undermine confidence in our exchanges and have a material adverse effect on our reputation or results of operations, and may lead to customer claims, litigation and regulatory sanctions.

Our Cost Structure is Largely Fixed

Most of our expenses are fixed and cannot be easily lowered if our revenue decreases, which could have an adverse effect on our results of operations and financial condition.

We Depend on Third Party Suppliers

We depend on a number of third parties, such as CDS, RS, data processors, software and hardware suppliers, communication and network suppliers and suppliers of electricity for elements of our trading, data and other systems. These providers may not be able to provide these services without interruption and in an efficient, cost-effective manner. They also may not be able to adequately expand their services to meet our needs. If a service provider suffers an interruption in or stops providing services and we cannot make suitable alternative arrangements, it could have a material adverse effect on our business, financial condition and operating results.

We Depend on an Adequate Numbers of Customers

If we determine that there is not a fair market, the markets will be shut down. There will not be a fair market if too few POs are able to access our equity exchanges or if too few contracting parties are able to access NGX's market. If trading on our exchanges is interrupted or ceases, it could have a material adverse effect on our equity or energy operations, respectively, our financial condition and our operating results.

We Depend on and are Restricted by Our Licence Agreements and Other Arrangements

Some of our products, including our trading and data systems and our index products, are based on licence agreements with third parties, which in some cases expire within the next few years. We may not be able to renew these agreements on favourable terms or at all. Any future licence agreement may provide opportunities for us, but it may also impose restrictions on us. If we fail to renew licence agreements on favourable terms or at all, it may have a material adverse effect on us.

We are also party to agreements with RS and CanDeal under which we provide services for fees. If those agreements terminate or are not renewed, it may have an adverse effect on us.

We May be Unable to Protect Our Intellectual Property

To protect our intellectual property rights, we rely on a combination of trade-mark laws,. copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with our affiliates, customers, strategic partners, and others. This protection may not be adequate to deter others from misappropriating our proprietary information. We may not be able to detect the unauthorized use of, or take adequate steps to enforce, our intellectual property rights. We have registered, or applied to register, our trade-marks in Canada and in some other jurisdictions. If we fail to protect our intellectual property adequately, it could harm our brand and affect our ability to compete effectively. It could also take significant time and money to defend our intellectual property rights, which could adversely affect our business, financial condition, and operating results.

We license a variety of intellectual property from third parties. Others may bring infringement claims against us or our customers in the future because of an alleged breach of such a licence. If someone successfully asserts an infringement claim, we may be required to spend significant time and money to develop or license intellectual property that does not infringe upon the rights of that other person or to obtain a licence for the intellectual property from the owner. We may not succeed in developing or obtaining a licence on commercially acceptable terms, if at all. In addition, any litigation could be lengthy and costly and could adversely affect us even if we are successful.

We May Not be Able to Meet Cash Requirements because of Our Holding Company Structure and Restrictions on Paying Dividends

As a holding company, our ability to meet our cash requirements and pay dividends on our common shares depends in large part upon our subsidiaries paying dividends and other amounts to us. Our subsidiaries must comply with corporate and securities laws and with their agreements before they can pay dividends to us. In particular, the recognition order of TSX Group and TSX Inc. provides that if TSX Inc. fails to maintain any of its financial viability tests for more than three months, TSX Inc. will not, without the prior approval of the Director of the Ontario

Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by Ontario Securities Commission staff.

NGX's credit facility limits its ability to pay dividends to us in certain circumstances. We have also pledged $30 million in marketable securities in connection with our guarantee of this credit facility. We are therefore unable to sell these securities and use the proceeds to pay dividends on our common shares.

Restrictions on Ownership of Our Shares May Restrict Trading and Transactions

Under the *Securities Act* (Ontario) and related regulations and orders, no person or company may own or exercise control or direction over more than 10% of any class or series of our voting shares, without obtaining the prior approval of the Ontario Securities Commission. The Ontario Securities Commission has complete discretion to grant its approval and may also change the 10% threshold in the future. A shareholder (or shareholders acting together) who contravenes these provisions may have its shares redeemed and have dividend and voting entitlements on its shares suspended. These restrictions may discourage trading in and may limit the market for our common shares, may discourage potential acquisition and strategic alliance proposals, and may prevent transactions in which our shareholders could receive a premium for their shares.

DESCRIPTION OF SHARE CAPITAL OF THE CORPORATION

On November 12, 2002, immediately before we closed our initial public offering, TSX Inc. and its affiliates completed a corporate reorganization under a court approved plan of arrangement. As part of the reorganization, we acquired all of the outstanding shares of TSX Inc. and became the holding company for the TSX group of companies and operating divisions. We also issued shares to the former shareholders of TSX Inc. in exchange for their shares of TSX Inc.

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Currently only common shares of TSX Group are issued and outstanding. No preference shares have been issued.

Common Shares

Each of our common shares is entitled to one vote at all meetings of our shareholders, except for meetings where only holders of another class or series of our shares are entitled to vote separately as a class or series. Each common share is also entitled to receive dividends if, as and when declared by the Board of Directors. If the Board of Directors declares and pays dividends, it must do so in equal amounts per share on all common shares (and subject to certain priority rights of the preference shares, if any). Common shareholders are entitled to participate in any distribution of our net assets if we liquidate, dissolve or wind-up (but subject to certain priority rights of preference shareholders, if any). The common shares do not have any pre-emptive, redemption, purchase or conversion rights except for the compulsory provisions described below related to enforcing the restrictions on ownership of our voting shares.

Preference Shares

The Board of Directors may issue preference shares at any time and in one or more series. If the Board of Directors issues preference shares, it will, before they are issued, fix the number, consideration per share, designation of, and rights and restrictions for the preference shares of each series (subject to the special rights and restrictions attached to all preference shares). Each series of preference shares will rank equally with all other series of preference shares for the payment of dividends and return of capital if we liquidate, dissolve or wind-up. The preference shares have a priority right to receive dividends and any return of capital before the common shares and any other junior shares. We cannot amend the preference shares' special rights and restrictions as a class without obtaining any approval required by law, and the approval of at least two-thirds of the votes cast at a meeting of preference shareholders called and held for that purpose. To date, we have not issued any preference shares.

Statutory Restrictions on Ownership of Our Voting Shares

Section 21.11 of the *Securities Act* (Ontario), as amended by regulation, and an order of the Ontario Securities Commission under section 21.11(4) of the *Securities Act* (Ontario), states that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of our voting shares without the prior approval of the Ontario Securities Commission (the "Statutory share ownership restrictions"). The Ontario Securities Commission can change the Statutory share ownership restrictions (including the ownership percentage threshold) in the future.

Share Ownership Restrictions in Our Articles

Our articles contain restrictions on voting share ownership (the "TSX Group share restrictions") which are substantively identical to the Statutory share ownership restrictions. Our common shares are currently our only outstanding voting shares. We will automatically change or remove these restrictions if the Statutory share ownership restrictions are changed or removed.

Our articles contain provisions to enforce the TSX Group share restrictions, including our ability to suspend voting rights, forfeit dividends, prohibit share transfers, require a sale of shares or redeem and suspend other shareholder rights. The Board of Directors may at any time require holders of, or subscribers for, voting shares and certain other persons to make declarations and provide related information with respect to ownership, direction, or control of voting shares and certain other matters relevant to this restriction. The Board of Directors may also require holders or subscribers to produce documents, provide responses to written questions, and attend in person to answer questions concerning any declaration. We are prohibited from accepting any subscription or issuing or registering a transfer of voting shares if it would result in a violation of the TSX Group share restrictions.

Strategic Investor Policy

We have established a policy that sets out criteria that we will follow to determine whether we will support a potential investor's application for approval from the Ontario Securities Commission to own more than 10% of our voting shares. Under this policy, we will take into consideration all factors that we consider relevant including: the potential investor's ability to promote our growth and development; any synergies we identify as likely to result from the investment; any intention to maintain a balance of competing interests of our voting shareholders; involvement of the potential investor in our business; the potential investor's knowledge or

expertise in capital markets or in areas otherwise relevant to our operations; and our interest in ensuring the continued integrity of the Canadian capital market. The Ontario Securities Commission has the ultimate discretion to approve such an application regardless of whether or not we support it.

DIVIDENDS

We paid a quarterly dividend of $0.38 on each outstanding common share on February 28, 2007 to shareholders of record at the close of business on February 14, 2007.

In 2006, we paid dividends totalling $1.32 on each outstanding common share. In 2005, we paid dividends totalling $0.90 on each outstanding common share, and in 2004, we paid dividends totalling $0.58 on each outstanding common share.

We are not aware of any restriction that could prevent us from paying dividends, except as outlined above under the heading "We May Not be Able to Meet Cash Requirements because of Our Holding Company Structure and Restrictions on Paying Dividends".

The Board of Directors has adopted a dividend policy that is based on the following factors:

- a long-term intention to provide shareholders with regular and growing dividends, within the constraints arising from changes in our prevailing and projected earnings;
- prevailing market dividend yields, including those of comparable publicly traded stock exchanges and other Canadian financial institutions; and
- the need to retain capital to support our stability and growth.

This dividend policy is reviewed periodically by the Board of Directors. The Board of Directors has the sole discretion to declare and to adjust or eliminate dividends based on the above factors or other considerations.

MARKET FOR SECURITIES

Our common shares are listed on Toronto Stock Exchange under the symbol "X." The following table sets out the high and low sale prices per common share and the volume of common shares traded for the periods indicated, as reported on Toronto Stock Exchange.

Fiscal Year 2006	High ($)	Low ($)	Volume
January	54.50	46.26	4,937,813
February	53.75	46.06	6,854,062
March	53.04	47.84	4,659,242
April	53.00	48.05	5,960,171
May	49.11	43.96	8,206,444
June	47.07	40.51	5,477,521
July	47.05	42.95	3,302,361
August	50.48	46.45	6,225,175
September	51.49	48.11	3,505,426
October	51.30	46.68	4,593,399
November	48.40	44.55	10,668,377
December	48.45	45.72	8,265,577

DIRECTORS AND OFFICERS

Directors

We are incorporating into this Annual Information Form the information about our Board of Directors on pages 7 to 13 of our Management Information Circular.

Board Charter

In early 2004, the Board of Directors adopted a formal charter., The charter recognizes the primary responsibility of the Board of Directors to provide governance and stewardship and sets out the Board of Directors' responsibilities:

- appointing and supervising management (including setting roles and responsibilities for the Chair of the Board of Directors and the Chief Executive Officer);
- strategic planning and risk management;
- financial reporting and management;
- shareholder communication;
- corporate governance; and
- adopting and monitoring compliance with codes of conduct.

The complete text of the charter of the Board of Directors and other related information is available on our website at *www.tsx.com*.

Committees of the Board of Directors

The Board of Directors currently has four standing committees: a governance committee, a finance and audit committee, a public venture market committee and a human resources committee. Each of the committees has a charter which contains detailed information about the committee. Each of the standing committees' charters is posted on our website at *www.tsx.com*. A summary of each committee's responsibilities is set out below. The members of each committee are listed on page 13 of our Management Information Circular.

Governance Committee

The governance committee is responsible for developing our approach to corporate governance issues and advising the Board of Directors in filling vacancies. In addition, it periodically reviews the size, composition and compensation of the Board of Directors; the effectiveness of the Board, its individual members and committees; and appropriate committee structures, charters, composition and membership. This committee reviews the Chief Executive Officer's goals and objectives each year and provides an appraisal of the Chief Executive Officer's performance for the most recently completed year. This committee is also responsible for succession planning for the Chief Executive Officer.

The Board of Directors has adopted a comprehensive Timely Disclosure, Confidentiality and Insider Trading Policy (the "Policy") which applies to all Directors and employees, with the exception of employees of certain subsidiaries of TSX Group. The governance committee monitors compliance with the Policy. Under that Policy, we have established a Disclosure Committee that is responsible for updating the Policy regularly; monitoring the effectiveness of and compliance with the Policy; educating our Directors, officers and employees about the Policy; reviewing and authorizing all written, electronic and oral disclosure by us; and monitoring our website.

Finance and Audit Committee

The finance and audit committee assists the Board of Directors to fulfil its responsibilities to oversee and supervise financial, audit and accounting matters. The committee supervises the adequacy of our internal controls and financial reporting practices and procedures and the quality and integrity of our audited and unaudited financial statements, including through discussions with our external auditors. The committee reviews our business plan and operating and capital budgets and management's reports on pension plan oversight. The committee is responsible for ensuring efficient and effective assessment of risk management throughout TSX Group.

As required under Multilateral Instrument 52-110 - Audit Committees, the committee:

- is responsible for overseeing the work of the external auditor in connection with the audit of the annual financial statements and the review of the interim financial statements and any other audit, review or attest functions the external auditor performs for TSX Group;
- must pre-approve all non-audit services to be provided to TSX Group or its subsidiaries by the external auditor;

- must review TSX Group's financial statements and related management's discussion and analysis, and annual and interim earnings press releases before they are publicly disclosed;
- must be satisfied that adequate procedures are in place and must periodically assess the adequacy of those procedures for the review of TSX Group's public disclosure of financial information extracted or derived from our financial statements, other than the public disclosures referred to above;
- must establish procedures for the receipt, retention and treatment of complaints received by TSX Group regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith; and
- review and approve the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

Charter

The full text of the finance and audit committee's charter is included as Appendix A to this Annual Information Form.

Composition of the Committee and Relevant Education and Experience of its Members

The following are the members of the finance and audit committee, each of whom is a Director and is independent under Section 1.4 of Multilateral Instrument 52-110—Audit Committees. The members of the audit committee are each financially literate under Section 1.6 of Multilateral Instrument 52-110—Audit Committees and bring significant skill and experience to their responsibilities including professional experience in accounting, business and finance. The specific education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the committee is set out below:

J. Spencer Lanthier (Chair)	Mr. Lanthier is a chartered accountant and served as a partner of KPMG Canada LLP from 1972 until his retirement (as Chairman and Chief Executive Officer of KPMG Canada) in 1999.
Raymond T. Chan	Mr. Chan is a chartered accountant and is currently the President and Chief Executive Officer and a director of Baytex Energy Trust. Over the past 25 years, he has served as a Chief Financial Officer or Chief Executive Officer of various public oil and gas companies.

Harry A. Jaako	Mr. Jaako is currently Chairman, Co-Chief Executive Officer and Principal of Discovery Capital Corporation, a venture capital firm. As a venture capital professional, Mr. Jaako has directed investments in over 30 companies during the past ten years, and has been responsible for monitoring the financial reporting of many of these investments. He has also, over the past 18 years, served as a senior executive and/or director of numerous reporting and non-reporting issuers and been involved with all aspects of their financial reporting in such executive or board capacities. Throughout his career, Mr. Jaako has also served in an advisory capacity to securities regulators and self-regulatory organizations related to corporate finance.
Owen McCreery	Mr. McCreery holds a Bachelor of Commerce degree, an MBA and obtained his Chartered Financial Analyst designation in 1977. Mr. McCreery has been employed in various organizations as an accountant, a financial analyst, a portfolio manager and a partner/director, and most recently served as President of Beutel Goodman & Co. Ltd. from 1994 until his retirement in 1999.
Jean Martel	Mr. Martel is a lawyer practicing in the areas of securities, corporate finance, financial institutions, financial services and capital markets infrastructure. Mr. Martel served as Assistant Deputy Minister of Finance of Quebec from 1988 to 1994, in charge of policy and law-making for financial institutions, market intermediaries, financial services and labour-sponsored investment fund corporations. From 1981 to 1988, he headed the legal department of the Ministry of Finance of Quebec, concentrating on financing operations and securities issues. Mr. Martel also served as President of the Commission des valeurs mobilières du Québec from 1995 to 1999.
Kathleen M. O'Neill	Ms. O'Neill is a chartered accountant and a fellow of the Institute of Chartered Accountants of Ontario. She has also been accredited through the Institute of Corporate Directors/Rotman School of Business's Directors Education Program. Prior to January 2005, she was Executive Vice President, Personal & Commercial Development & Head of Small Business Banking of BMO Bank of Montreal. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was with PricewaterhouseCoopers for 19 years including eight years as a tax partner.

Pre-Approval Policies and Procedures

As set out in the committee's charter, the committee is responsible for pre-approving any non-audit services to be provided to TSX Group or its subsidiaries by its external auditor, with reference to compatibility of the service with the external auditor's independence.

External Auditor Service Fees (by category)

The aggregate fees billed by KPMG LLP, TSX Group's auditor, in the years ended December 31, 2005 and 2006 for professional services are set out below:

Services Rendered	Fees billed by KPMG Fiscal 2005	Fiscal 2006
Audit Fees(1)	$223,575	$459,101
Audit Related Fees(2)	71,181	52,255
All Other Fees(3)	16,150	16,150

(1) For the audit of our financial statements and the pension plan for our employees and for services normally provided by the auditor in connection with statutory and regulatory filings. Audit fees for these services for the years 2006 and 2005 were $322,000 and $296,400, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.
(2) For assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported in (1), including review of quarterly financial statements. Fees for these services for the years 2006 and 2005 were $115,000 and $106,500, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.
(3) For products and services other than the fees reported in (1) to (2), including internal audit control advisory services.

Public Venture Market Committee

The public venture market committee advises and makes recommendations to the Board of Directors on all policy issues and matters that are likely to have a significant impact on the public venture capital market in Canada and our role in relation to those matters.

Human Resources Committee

The human resources committee ensures that we have high calibre executive management in place and a total compensation plan that is aligned with our performance, as well as competitive, motivating and rewarding for participants. The human resources committee reviews and makes recommendations to the Board of Directors for the appointment of our executive officers, and the establishment of, and any material changes to, executive compensation programs (including the general compensation philosophy and guidelines, incentive plan design and other remuneration and any adjustments to that compensation (salary, incentives, benefits or other perquisites)), including that of the Chief Executive Officer. The committee approves and reports to the Board of Directors on management succession plans (other than succession plans relating to the Chief Executive Officer, which are the responsibility of the governance committee). It is also responsible for overseeing our employee benefits plans, including the design and administrative management of our pension plans.

Executive Officers

As at the date of this Annual Information Form, the following are the executive officers of TSX Group, their titles and their municipalities of residence. Unless otherwise noted, each executive officer assumed his or her current title with the Corporation on November 12, 2002 when the Corporation completed a corporate reorganization under a court approved plan of arrangement.

Name and Municipality of Residence	Position	Principal Occupation During the Five Preceding Years
Wayne C. Fox Oakville, Ontario	Chair of the Board, TSX Group	Mr. Fox is a corporate director. Since May 29, 2001, Mr. Fox has been the Chair of the Board of TSX Group or its predecessor. From September 2001 to September 1, 2005, he was the Vice-Chairman and Chief Risk Officer, Treasury, Balance Sheet and Risk Management, Canadian Imperial Bank of Commerce. Prior to September 2001, he held several increasingly senior positions in CIBC and in several CIBC affiliates.
Richard W. Nesbitt Toronto, Ontario	Chief Executive Officer, TSX Group	In December 2004, Mr. Nesbitt became Chief Executive Officer of TSX Group. Until that date he was Executive Vice President, TSX Group (from April 27, 2004). He was also previously President, TSX Markets (from September 4, 2001 until January 25, 2005). From February 2000 to August 2001, he was President, BayStreetDirect Inc. From January 1997 to January 2000, he was Chief Executive Officer, HSBC Securities (Canada) Inc.
John B. Cieslak Tottenham, Ontario	Executive Vice President, Chief Information and Administration Officer, TSX Group	Mr. Cieslak became Chief Administration Officer, TSX Group, on March 3, 2005; Executive Vice President, TSX Group on May 31, 2004, a position he continues to hold; and Chief Information Officer, TSX Inc. on July 31, 2000, a position he continues to hold. Prior to July 31, 2000, he was Vice President and Chief Information Officer, First Marathon Securities/ National Bank Financial since 1994. On February 13, 2007, we announced Mr. Cieslak's plans to step down as Executive Vice President, Chief Information Officer and Chief Administration Officer effective April 30, 2007.
Kevan Cowan Toronto, Ontario	Senior Vice President, TSX Venture Exchange and Senior Vice President, Business Development, Toronto Stock Exchange	Mr. Cowan became Vice President, Listings, TSX Group on April 24, 2004. He was appointed Senior Vice President, TSX Venture Exchange Inc. in August 2001, a position he continues to hold. Prior to that, from August 1997 to October 1999 he was internal legal counsel for TSX Venture Exchange over-the-counter market and after October 1999 he took on a broader role in corporate finance. On November 29, 2006, we announced that Mr. Cowan will become President, TSX Venture Exchange on April 30, 2007.

Name and Municipality of Residence	Position	Principal Occupation During the Five Preceding Years
Brenda Hoffman Maple, Ontario	Vice President, Information & Trading Technologies, Development, TSX Technologies	Ms. Hoffman has been Vice President Information & Trading Technologies, Development, TSX Technologies since 2002, and was Vice President Information & Trading Technologies since January 2001. Prior to joining TSX Group, she was Director at Worldwide Competency Centre for e-Markets and e-Brokerage Solution at ISM, a division of IBM Global Services. On February 13, 2007, we announced that Ms. Hoffman will become Chief Information Officer on April 30, 2007.
Linda M. O. Hohol Calgary, Alberta	Senior Vice President, TSX Group and President, TSX Venture Exchange	Ms. Hohol became Senior Vice President, TSX Group on April 27, 2004 and President, TSX Venture Exchange on April 29, 2002, a position she continues to hold. Prior to that, from January 1999 until June 30, 1999 and during 1998 and 1997, she was Executive Vice President, Wealth Management, Canadian Imperial Bank of Commerce, and in 1994, 1995 and 1996, Ms. Hohol was Senior Vice President, Alberta and Northwest Territories, Canadian Imperial Bank of Commerce. On November 29, 2006, we announced Ms. Hohol's plans to retire from TSX Group and TSX Venture Exchange on April 30, 2007.
Peter Krenkel Calgary, Alberta	Senior Vice President, TSX Group and President, Natural Gas Exchange Inc.	Mr. Krenkel became Senior Vice President, TSX Group on April 27, 2004 and President of NGX upon its inception in 1994, a position he continues to hold, including an eight-month period in 2001 and 2002 when he was also the Head of the UK Power Exchange in London, a then-affiliated company. From 1998 through 2000, Mr. Krenkel was also the acting President of NRG Information Systems. Prior to joining NGX, from 1989 to 1993, he was President of Canadian Hydrocarbons Marketing Inc., and the Vice-President of Operations at ICG Resources Ltd. from 1984 to 1989.
James P. Magee Toronto, Ontario	Senior Vice President, Fixed Income, TSX Group and President and CEO, Shorcan	Mr. Magee became Senior Vice President, Fixed Income, TSX Group on December 1, 2006 and has been President and CEO of Shorcan since June 1978.
Richard Nadeau Montreal, Quebec	Senior Vice President, TSX Group and Toronto Stock Exchange	Mr. Nadeau joined TSX Group as Senior Vice President, TSX Group and Toronto Stock Exchange on March 13, 2006. Prior to joining TSX Group, Mr. Nadeau was Vice President, Corporate Finance Division - Eastern Canada at Bank of Montreal from July 2000 to March 1, 2006.

Name and Municipality of Residence	Position	Principal Occupation During the Five Preceding Years
Rik Parkhill Toronto, Ontario	Executive Vice President, TSX Group and President, TSX Markets	Mr. Parkhill became Executive Vice President, TSX Group and President, TSX Markets on January 25, 2005, a position he continues to hold. Prior to that, from December 2001 to January 2005, Mr. Parkhill was Senior Vice President, Trading TSX Markets. Prior to joining TSX Group, he was Executive Vice President, Research Capital Corporation from January 1995 to November 2001.
Sharon C. Pel Toronto, Ontario	Senior Vice President, Legal and Business Affairs, TSX Group	Ms. Pel became Senior Vice President, Legal and Business Affairs on February 24, 2004. Prior to that, from July 2003 to February 2004, Ms. Pel was Vice President, Corporate Development, General Counsel and Corporate Secretary of TSX Group. Prior to joining TSX Group she practiced corporate and securities law at Torys LLP for 21 years including 13 years as a partner.
Michael S. Ptasznik Thornhill, Ontario	Senior Vice President and Chief Financial Officer, TSX Group	Mr. Ptasznik became Senior Vice President, TSX Group on January 25, 2005 and Chief Financial Officer of TSX Inc. in July 2002, a position he continues to hold. Prior to that, from September 2000 to July 2002, he was Vice President, Finance and Administration and Treasurer, TSX Inc. From October 1996 to September 2000, Mr. Ptasznik was Director, Finance and Administration, The Toronto Stock Exchange (a predecessor of the Corporation). Prior to joining TSX Group, he held a number of finance positions at Procter & Gamble Canada.
Eric Sinclair Toronto, Ontario	Senior Vice President, TSX Group and Senior Vice President, TSX Datalinx	Mr. Sinclair became Senior Vice President, TSX Group on February 1, 2006. Prior to that he became Vice President, TSX Group and Senior Vice President, TSX Datalinx, a position he continues to hold, in February 2003. From May 1999 to December 2002, he was Executive Vice President, Global Sales for the Wealth Management Division of Sanchez Computer Associates Inc.

Shareholdings of Directors and Executive Officers

To our knowledge, as at February 28, 2007, the directors and executive officers of TSX Group as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of our outstanding common shares and no director or executive officer of TSX Group beneficially owned or controlled voting securities of any of our subsidiaries.

Corporate Cease Trade Orders or Bankruptcies

There have been no bankruptcies, receiverships or similar proceedings against us or any of our subsidiaries, or any voluntary bankruptcies, receiverships or similar proceedings by us or any of our subsidiaries, within the three most recently completed financial years or current financial year.

To our knowledge and except as otherwise disclosed in this Annual Information Form or that portion of our Management Information Circular, incorporated by reference, in the last ten years, no director or executive officer of TSX Group is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To our knowledge, no director or executive officer of TSX Group, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To our knowledge, in the last ten years, no director or executive officer of TSX Group has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To our knowledge, no director or executive officer of TSX Group has an existing or potential material conflict of interest with us or any of our subsidiaries.

Employees

The TSX group of companies had a total of 548 employees as at December 31, 2006, compared with a total of 510 employees as at December 31, 2005, and 553 employees as at December 31, 2004.

LEGAL PROCEEDINGS

From time to time in connection with our operations and arising in the ordinary course of business, we are named as a defendant in actions for damages or costs sustained by plaintiffs, or as a respondent in court or other proceedings challenging our regulatory actions, decisions or

jurisdiction. We consider that the aggregate liability resulting from these proceedings will not be material to our financial position or results of operations.

AMS Homecare Inc. filed a statement of claim with The Supreme Court of British Columbia on March 11, 2005 claiming unspecified damages for TSX Venture Exchange's delay in approving AMS Homecare's reverse takeover of Shoprider Canada Mobility between August 2000 and February of 2002 and certain subsequent transactions. The claim is still current, and we believe that it is without merit and are vigorously defending it.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We have provided services in the ordinary course of business to some of our POs. In addition, some of our POs have employees who are members of our Board of Directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Toronto and Montreal.

EXPERTS

Our auditor is KPMG LLP, who has prepared the Auditors' Report to the Shareholders in respect of our audited annual consolidated financial statements. KPMG LLP is independent with respect to TSX Group within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information about us, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions (where applicable), and our corporate governance approach and procedures, may be found in our Management Information Circular for our annual and special meeting of shareholders scheduled for April 25, 2007. We also provide additional financial information in our comparative consolidated financial statements for our most recently completed financial year and in the 2006 Management's Discussion and Analysis.

We will provide to any person, upon request to our Investor Relations Department at The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2 (or phone (416) 947-4277 or 1 (888) 873-8392; fax (416) 947-7427; or email shareholder@tsx.com), a copy of this Annual Information Form and any documents we incorporate by reference, a copy of our comparative consolidated financial statements for the year ended December 31, 2006 together with the accompanying auditors' report, a copy of any interim financial statements subsequent to the financial statements for the year ended December 31, 2006, and a copy of our Management Information Circular for our annual and special meeting of shareholders scheduled for April 25, 2007 (which involves the election of directors). If you are not our shareholder, we may require you to pay a reasonable charge for a copy of any of these documents. Additional

information about us, including copies of these documents, may be found on our website at www.tsx.com and on SEDAR at www.sedar.com.

TRADE-MARKS

TSX, TSX Group, Toronto Stock Exchange, TSX Venture Exchange, TSX Markets, TSX Datalinx, TSX Firm Order eXecution, FOX, LinxPointOne, Natural Gas Exchange, NGX, NEX, Capital Pool Company, Toronto 35 Index, TIPS, TSE 300 Composite Index and TSXconnect are registered trade-marks of TSX Inc. PC-Bond is a registered trade-mark of 2099242 Ontario Inc., a wholly-owned subsidiary of TSX Group.

TSX Technologies, TSX Alternative Trade eXecution, ATX, Equities News, TSX Compliance Alerts Reporting System, CARS, CPC, TSX Direct, Public Venture Capital Campaign, ATX, TSX Market on Close, TSX MOC, TSXPress and STAMP are trade-marks of TSX Inc.

CNX Marketlink is a trade-mark of CNW Group Ltd. and is used under license.

S&P, as part of the composite mark S&P/TSX, refers to a trade-mark of The McGraw-Hill Companies, Inc. and is used under license by TSX Inc.

Scotia Capital is a registered trade-mark of The Bank of Nova Scotia and is used under licence.

DealXpress is a registered trade-mark of CanDeal.ca and is used under license.

APPENDIX A
TO ANNUAL INFORMATION FORM OF TSX GROUP INC.
MARCH 26, 2007

TSX GROUP INC.
(the "Corporation")
FINANCE & AUDIT COMMITTEE
CHARTER

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1. General

The Board of Directors of the Corporation (the "Board") has established a Finance and Audit Committee (the "Committee") to take steps on its behalf as are necessary to assist the Board in fulfilling its oversight responsibilities regarding:

(a) the integrity of the Corporation's financial statements;

(b) the internal control systems of the Corporation;

(c) the external audit process;

(d) the internal audit and assurance process;

(e) risk management;

(f) investment opportunities and the raising of funds by the Corporation;

(g) the administration, financial reporting and investment activities of the pension plan(s);

(h) the Corporation's compliance with legal and regulatory requirements, and

(i) any additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

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2. Members

The Board will in each year appoint a minimum of four (4) directors as members of the Committee. All members of the Committee shall be non-management directors. In addition, the Committee will have an appropriate representation of independent directors, as required by law, and all recognition orders and exemption orders issued in respect of the Corporation by applicable securities regulatory authorities.

All members of the Committee shall be financially literate. While the Board shall determine the definition of and criteria for financial literacy, this shall, at a minimum, include the ability to read

and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

The Chief Executive Officer ("CEO") of the Corporation and, to the extent the Chair of the Board is not otherwise a member of the Committee, the Chair, and all other directors who are not members of the Committee may be invited to attend all meetings of the Committee in an ex-officio capacity and shall not vote. The CEO shall not attend in-camera sessions.

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3. Duties

The Committee shall have the following duties:

(a) **Financial Reporting and Disclosure**

1. Audited Annual Financial Statements: Review the audited annual financial statements, all related MD&A, and earnings press releases for submission to the Board for approval.

2. Quarterly Review: Following their review by the external auditor, review the quarterly financial statements, the related management discussion and analysis ("MD&A"), and earnings press releases for submission to the Board for approval.

3. Significant Accounting Principles and Disclosure Issues: Review with management and the external auditor, significant accounting principles and disclosure issues, including complex or unusual transactions, highly judgmental areas such as reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This shall be undertaken with a view to understanding their impact on the financial statements, and to gaining reasonable assurance that the statements are accurate, complete, do not contain any misrepresentations, and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.

4. Compliance: Confirm through discussions with management that Canadian GAAP and all applicable laws or regulations related to financial reporting and disclosure have been complied with.

5. Legal Events: Review any actual or anticipated litigation or other events, including tax assessments, which could have a material current or future effect on the Corporation's financial statements, and the manner in which these have been disclosed in the financial statements.

6. Off-Balance-Sheet Transactions: Discuss with management the effect of any off-balance-sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or

future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses.

7. Other Disclosures: Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than the public disclosure of the information referred to in sections 1 and 2 above, and periodically assess the adequacy of those procedures.

(b) Oversight of Internal Controls

1. Review and Assessment: Review and assess the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management, the Chief Internal Auditor ("CIA"), and the external auditor.

2. Oversight: Oversee system of internal control, by:

   - Monitoring and reviewing policies and procedures for internal accounting, internal audit, financial control and management information;

   - Consulting with the external auditor regarding the adequacy of the Corporation's internal controls;

   - Reviewing with management its philosophy with respect to internal controls and, on a regular basis, all significant control-related findings together with management's response; and

   - Obtaining from management adequate assurances that all statutory payments and withholdings have been made.

3. Fraud: Oversee investigations of alleged fraud and illegality relating to the Corporation's finances.

4. Complaints: Review with management that appropriate procedures exist for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

(c) External Audit

1. Appointment or Replacement: Recommend the appointment or replacement of the external auditor to the Board, who will consider the recommendation prior to submitting the nomination to the shareholders for their approval.

2. Compensation: Review with management, and make recommendations to the Board, regarding the compensation of the external auditor. In making a recommendation with respect to compensation, the Committee shall consider the number and nature of reports issued by the external auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of internal audit and other support provided by the Corporation to the external auditor.

3. Reporting Relationships: The external auditor will report directly to the Committee.

4. Performance: Review with management, on a regular basis, the terms of the external auditor's engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external auditor.

5. Transition: Review management's plans for an orderly transition to a new external auditor, if required.

6. Audit Plan: Review the audit plan and scope of the external audit with the external auditor and management, and consider whether the nature and scope of the planned audit procedures can be relied upon to detect weaknesses in internal controls, frauds or other illegal acts.

7. Audit Plan Changes: Discuss with the external auditor any significant changes required in the approach or scope of their audit plan, management's handling of any proposed adjustments identified by the external auditor, and any actions or inactions by management that limited or restricted the scope of their work.

8. Review of Results: Review, in the absence of management, the results of the annual external audit, the audit report thereon and the auditor's review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor's preferred treatment, and any other material communications with management.

9. Disagreements with Management: Resolve any disagreements between management and the external auditor regarding financial reporting.

10. Material Written Communications: Review all other material written communications between the external auditor and management, including the post-audit management letter containing the recommendations of the external auditor, management's response and, subsequently, follow up identified weaknesses.

11. Interim Financial Statements: Engage the external auditor to review all interim financial statements and review, in the absence of management, the results of the auditor's review of the interim financial statements and the auditor's review of the related MD&A.

12. Other audit matters: Review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards.

13. Meeting with External Auditor: Meet with the external auditor in the absence of management at least quarterly to discuss and review specific issues as appropriate as well as any significant matters that the auditor may wish to bring to the Committee for its consideration.

14. Correspondence: Review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

15. Independence: At least annually, and before the external auditor issues its report on the annual financial statements, review and confirm the independence of the external auditor through discussions with the auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

16. Non-Audit/Audit Services: Pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditor, with reference to compatibility of the service with the external auditor's independence.

17. Hiring Policies: Review and approve the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

(d) **Internal Audit and the Provision of Assurance**

1. Chief Internal Auditor: Review and approve the appointment, replacement or dismissal of the CIA. The CIA reports to the Chief Executive Officer ("CEO") administratively and to the Committee functionally.

2. Assurance Activities: Review with management and the CIA the mandate, staffing, plans, activities, and results of the Corporation's assurance providers to gain reasonable assurance that their activities are appropriately comprehensive, effective and coordinated with the external auditor.

3. Assurance Findings: Discuss the impact of any significant assurance findings, together with the appropriateness of management's response, on the adequacy and effectiveness of the Corporation's system of internal control.

4. Meeting: Meet with the CIA in the absence of management at least annually to discuss and review specific issues as appropriate as well as any significant matters that the CIA may wish to bring to the Committee for its consideration, including a discussion of any restrictions or limitations placed on the CIA with respect to scope of work or access to required information.

(e) **Risk Management**

1. Adequacy of Policies and Procedures: Review and assess the adequacy of the Corporation's risk management policies and procedures with regard to identification of the Corporation's principal risks annually, and review (at least semi-annually) updates on these risks from the Director, Risk Management. Review and assess the adequacy of the implementation of appropriate systems to mitigate and manage the risks, and report regularly to the Board.

(f) **Financial Planning and Investments**

1. Business Plan: Review and recommend the Business Plan, including the annual Operating and Capital Budgets for submission to the Board for approval. Review periodic financial forecasts.

2. Investment Opportunities: Review and assess investment opportunities of a value exceeding management's authority, in accordance with procedures established by the Board from time to time.

3. Guidelines and Policies: Review and approve guidelines and policies for the investing of cash and marketable securities and review reports from management on the results of such investments against established benchmarks.

4. Additional Funds for Investment: Review and assess management's plans with respect to raising additional funds whether through debt or capital, in accordance with procedures established by the Board from time to time.

(g) **Pension Plan**

1. Oversight: Review and assess management's reports on pension plan oversight including:

   (i) Review management controls and processes with respect to the administration of investment activities, financial reporting and funding of the plan(s).

(ii) Confirm the following appointments for the management of the plan(s), subject to exceptions where the appointment authority is assigned to another party as per plan documents:

- Auditor
- Trustee
- Fund Manager

(iii) Review the actuarial assumptions used for the valuation, including the rate of return on investments and the discount rate used to arrive at the funding requirements.

(iv) Review and approve the plan(s) investment objectives and guidelines annually and amend if necessary.

(v) Review the investment performance of the funds and the investment managers, and their compliance with the investment objectives and guidelines and applicable legislation.

(vi) Review and approve the annual audited financial statements of the plan(s).

(h) **Compliance**

1. Filings with Regulatory Authorities: Review with management the Corporation's relationship with regulators, and the timeliness and accuracy of Corporation filings with regulatory authorities.

2. Employee Code of Conduct: Review the Corporation's Employee Code of Conduct and confirm that adequate and effective systems are in place to enforce compliance. Ensure the Employee Code of Conduct is disclosed in the Corporation's annual report or information circular at least every three years or following a material amendment. Alternatively, confirm with management that an up-to-date version of the Employee Code of Conduct is disclosed on the Corporation's website.

(i) **Communication**

1. Communication Channels: Establish and maintain direct communication channels with management, the CIA, the external auditor and the Board to discuss and review specific issues as appropriate.

2. Coordination with Management: The Committee will coordinate with management on audit and financial matters, and will:

- Meet privately with management to discuss any areas of concern to the Committee or management; and

- Review expenses incurred by the Chair of the Board and CEO of the Corporation. Ensure that the CEO reviews all expenses incurred by direct executive reports of the CEO.

(j) **Related Party Transactions**

1. Related Party Transactions: Review with management all related party transactions and the development of policies and procedures related to those transactions.

(k) **Board Relationship and Reporting**

1. Adequacy of Charter: Review and assess the adequacy of the Committee Charter annually and submit such amendments as the Committee proposes to the Governance Committee.

2. Disclosure: Oversee appropriate disclosure of the Committee's Charter, and other information required to be disclosed by applicable legislation, in the Corporation's Annual Information Form and all other applicable disclosure documents.

3. Reporting: Report regularly to the Board on Committee activities, issues and related recommendations.

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4. Chair

The Board will in each year appoint the Chair of the Committee. The Chair shall have accounting or related financial expertise. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5. Meetings

The Committee shall meet at the request of its Chair, but in any event it will meet at least four times a year. Notices calling meetings shall be sent to all Committee members, to the CEO of the Corporation, to the Chair of the Board and to all other directors. The external auditor or any member of the Committee may call a meeting of the Committee.

6. Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing will constitute a quorum.

7. **Removal and Vacancy**

A member may resign from the Committee, and may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8. **Experts and Advisors**

The Committee may retain or appoint, at the Corporation's expense, such experts and advisors as it deems necessary to carry out its duties, and to set and pay their compensation. The Committee shall provide notice to the Governance Committee of its actions in this regard.

9. **Secretary and Minutes**

The Chief Financial Officer of the Corporation, or such other person as may be appointed by the Chair of the Committee, will act as Secretary of the Committee. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board.

TSX Group Inc.

2006 Management's Discussion and Analysis

Note: All references to earnings per share, net income per common share, dividends per common share, common shares issued and outstanding, common shares reserved for issuance, and options outstanding have been restated to reflect the impact of the two-for-one stock split which was effective May 17, 2005.

This Management's Discussion and Analysis (MD&A) of TSX Group Inc.'s (TSX Group) financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the financial year ended December 31, 2006, compared with the year ended December 31, 2005. This MD&A is dated January 31, 2007. It should be read carefully together with our 2006 Consolidated Financial Statements and related notes for the corresponding period, filed with Canadian securities regulators, and accessible through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

Certain measures used in this MD&A, specifically listing fees received, initial listing fees received, additional listing fees received and total revenue based on initial and additional listing fees received, do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Vision

Our vision: To be a leading Canadian public company that is the best operator of electronic marketplaces on a global standard.

Our strategy: To continue to enhance our core business and seek growth opportunities by diversifying both horizontally into related markets in which we can leverage our domestic and international competitive advantages, as well as vertically into other areas of the trading value chain.

Competitive advantages

Domestic:

- Brand and reputation
- Pre-eminent domestic position
- Trading and data technology capability
- Marketplace operations capability
- Data platform and capability

International:

- Mining listings and expertise
- Oil & Gas listings and expertise
- Small-Medium Enterprise (SME) expertise

Overview of the Business

We own and operate equity, energy and fixed income markets in Canada.

- Our equity markets, Toronto Stock Exchange and TSX Venture Exchange, are the primary venues for capital formation and liquidity in Canada. The total market capitalization of the 3,842 issuers listed on our equity exchanges at December 31, 2006 was over $2.1 trillion, making our combined equity exchanges the third largest in North America and the eighth largest in the world. The total volume of securities traded on our two equity exchanges in 2006 was 119.7 billion. There were over 139,000 professional and equivalent real-time market data subscriptions at the end of 2006.

- Our energy market, Natural Gas Exchange Inc. (NGX) is a Canadian-based exchange that trades and clears natural gas and electricity contracts. During 2006, 9.8 million terajoules in natural gas and electricity contracts were traded or cleared on NGX. In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services

to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

- We acquired our fixed income market, Shorcan Brokers Limited (Shorcan), Canada's first fixed income inter-dealer broker (IDB) in December 2006. We estimate that the IDB market represents about 40% of total fixed income trading in Canada and that Shorcan's share of this market is about 37%, or $540 billion in 2006. This complemented the October 2006 purchase of Scotia Capital Inc.'s* (Scotia Capital) Fixed Income Indices, PC-Bond® analytics, and related data assets by a wholly-owned subsidiary of TSX Group. We also signed a long-term data license for Scotia Capital to continue to provide fixed income pricing data.

- We also own 47% of CanDeal.ca. Inc. (CanDeal), an institutional fixed income trading system. During 2006, CanDeal traded $333.5 billion in fixed income securities.

Core Business of TSX Group

We derive revenue from three principal sources – listings, trading, and market data.



2006 revenue of $ 352.8 million
Business Services / Other $11.1M 3%
Market Data $86.9M 25%
Listing $108.5M 31%
Trading and Related $146.3M 41%
2005 revenue of $ 290.0 million
Business Services / Other $9.3M 4%
Market Data $67.4M 23%
Listing $87.7M 30%
Trading and Related $125.6M 43%

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Canadian GAAP requires that we recognize initial and additional listing fees over an estimated service period related to the fees, which we have determined to be ten years, even though we receive these fees upon completion of the transaction and they are non-refundable to customers. We believe it is helpful to also show total revenue based on initial and additional listing fees received* as this measure links these listing fees more closely with the listing transactions and cash flows we generate from these transactions. In October 2005, we adopted these GAAP requirements regarding the accounting for fees charged for initial listings and additional financings and retroactively applied this treatment so that we recognize these fees over a ten year period, as described in our Review of Operations – 2006 under the heading **Listing Revenue**.

The following is a reconciliation of total revenue based on initial and additional listing fees received* to total revenue based on initial and additional listing fees reported:

(in millions of dollars)	2006	2005
Total revenue based on initial and additional listing fees received*	$ 420.2	$ 348.6
Initial and additional listing fees received and deferred to future periods*	($ 112.9)	($ 95.7)
Recognition of initial and additional listing fees received and previously included in deferred revenue	$ 45.5	$ 37.1
Total revenue based on initial and additional listing fee revenue reported	$ 352.8	$ 290.0

* See discussion under the heading Non-GAAP Financial Measures.

2006 revenue of $ 420.2 million*
(total revenue based on initial
and additional listing fees received*)



Business
Services /
Other
$11.1M
3%
Market Data
$86.9M
20%
Listing**
$175.9M
42%
Trading
and
Related
$146.3M
35%

2005 revenue of $ 348.6 million*
(total revenue based on initial
and additional listing fees received*)



Business
Services /
Other
$9.3M
2%
Market Data
$67.4M
20%
Listing**
$146.3M
42%
Trading and
Related
$125.6M
36%

Listings – Toronto Stock Exchange and TSX Venture Exchange

Our listings operations take place through Toronto Stock Exchange, our senior market, and TSX Venture Exchange, our junior market. TSX Venture Exchange also offers a board called NEX[1] for issuers that have fallen below TSX Venture Exchange's ongoing listing standards.

- At December 31, 2006, 1,598 issuers with an aggregate market capitalization of $2.1 trillion were listed on Toronto Stock Exchange.

- At December 31, 2006, 2,244 issuers with an aggregate market capitalization of $55.3 billion were listed on TSX Venture Exchange.

- In 2006, revenue from listing fees on the two exchanges was $108.5 million, or 31% of our revenue, of which 80% related to Toronto Stock Exchange listings and 20% related to TSX Venture Exchange listings. Listing fees received** from our issuers in 2006 was $175.9 million, or

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* See discussion under the heading Non-GAAP Financial Measures.

[1] Unless otherwise indicated, market statistics and financial information for TSX Venture Exchange includes information for NEX.

** See discussion under the heading Non-GAAP Financial Measures. The composition of listing fees received and a reconciliation to listing fees reported is available in our Review of Operations – 2006 under the heading Listing Revenue.

42% of our total revenue based on initial and additional listing fees received***, of which 71% related to Toronto Stock Exchange listings and 29% related to TSX Venture Exchange listings.

- In 2005, revenue from listing fees on the two exchanges was $87.7 million, or 30% of our revenue, of which 83% related to Toronto Stock Exchange listings and 17% related to TSX Venture Exchange listings. Listing fees received** from our issuers in 2005 was $146.3 million, or 42% of our total revenue based on initial and additional listing fees received***, of which 75% related to Toronto Stock Exchange listings and 25% related to TSX Venture Exchange listings.

In general, issuers initially list on Toronto Stock Exchange either in connection with their initial public offerings (IPOs), or by graduating from TSX Venture Exchange. Junior companies generally list on TSX Venture Exchange either in connection with their IPOs or through alternative methods such as TSX Venture Exchange's Capital Pool Company® (CPC™) program or reverse takeovers.

Issuers list a number of different types of securities including conventional securities such as common shares, preferred shares, rights and warrants, and an expanding variety of alternative types of securities such as exchangeable shares, convertible debt instruments, limited partnership units, exchange-traded fund units, income trust units and structured products.

Issuers that meet initial and ongoing listing requirements of Toronto Stock Exchange or TSX Venture Exchange receive a range of benefits, including opportunities to efficiently access public capital, liquidity for existing investors, mentorship programs and the prestige and market exposure associated with being listed on one of Canada's national stock exchanges. In June 2006, we launched TSXconnect® in collaboration with Thomson Financial. TSXconnect is an integrated, web-based platform for accessing investor relations management tools and was provided to Toronto Stock Exchange listed issuers at no additional charge.

** See discussion under the heading Non-GAAP Financial Measures. The composition of listing fees received and a reconciliation to listing fees reported is available in our Review of Operations – 2006 under the heading **Listing Revenue**.

*** See discussion under the heading Non-GAAP Financial Measures and reconciliation to total revenue based on initial and additional listing fee revenue reported under the heading **Core Business of TSX Group**.

We generate listing revenue by charging issuers the following types of listing fees:

Initial Listing Fees

Toronto Stock Exchange and TSX Venture Exchange issuers pay initial fees based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Initial listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize revenue from initial listing fees on a straight line basis over a ten year period. Unamortized balances are recorded as part of "Deferred revenue - initial and additional listing fees" on the consolidated balance sheet.

Additional Listing Fees

Issuers already listed on one of our equity exchanges pay fees in connection with subsequent capital market transactions, such as the raising of new capital through the sale of additional securities. Additional listing fees are based on the value of the securities to be listed or reserved, subject to minimum and maximum fees. Additional listing fees fluctuate with the number of transactions and value of securities being listed or reserved in a given period. For accounting purposes, we recognize additional listing fees on a straight line basis over a ten year period. Unamortized balances are recorded as part of "Deferred revenue - initial and additional listing fees" on the consolidated balance sheet.

Sustaining Listing Fees

Issuers listed on one of our equity exchanges pay annual fees to maintain their listing, based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. Sustaining listing fees provide a relatively stable, recurring revenue stream. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

Changes to Listing Fees for 2007

On October 25, 2006, we announced changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective January 1, 2007. This decision followed a review of listing fees on other major global exchanges. Based on year to date levels of market activity up to October 25, 2006, it was anticipated that listing fees

received* would have increased by about five to seven percent on an annual basis primarily as a result of adjustments made to the maximum fee for certain listing fees[2].

Trading – TSX Markets, NGX and Shorcan

TSX Markets

Our trading operations for both Toronto Stock Exchange and TSX Venture Exchange are managed through TSX Markets. Participating Organizations and Member Firms (collectively POs), acting as principals or agents for retail and institutional investors, place orders to buy or sell listed securities using our fully electronic trading systems.

- In 2006, trading and related fees paid by POs relating to both exchanges represented $126.3 million, or 36% of our revenue. Trading and related revenue was $98.3 million on Toronto Stock Exchange and $28.0 million on TSX Venture Exchange.
- In 2005, trading and related fees paid by POs relating to both exchanges represented $108.7 million, or 37% of our revenue. Trading and related revenue was $92.4 million on Toronto Stock Exchange and $16.3 million on TSX Venture Exchange.

Trading occurs on a continuous basis throughout the day but begins at market open in an auction format and ends with an extended trading session in which trades occur at the closing price, referred to as a single price closing call market. Trading also occurs through crosses in which POs internally match orders and report them through the exchanges. All trades are settled through The Canadian Depository for Securities Limited (CDS), a recognized clearing agency in which we have an approximate 18% ownership interest. The other shareholders are the major Canadian chartered banks and the Investment Dealers Association of Canada (IDA).

Trading activity is affected when listed issuers seek additional listings on foreign exchanges, principally in the United States (often referred to as interlisting or dual listings). Interlistings generally raise the profile of issuers in the global market, and trading volumes for these issuers' securities often increase across all markets as well as on Toronto Stock Exchange. Whether a significant portion of trading of a particular issuer remains in Canada following its interlisting depends on a number of factors,

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* See discussion under the heading Non-GAAP Financial Measures.

[2] The "Changes to Listing Fees for 2007" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

including the location of the issuer's shareholder base and the location of research analysts who cover the issuer.

TSX Markets has a dedicated sales team focused on U.S. accounts with the goal of raising the level of awareness regarding the benefits of trading on Toronto Stock Exchange and TSX Venture Exchange.

On October 1, 2005, we introduced a volume-based trading fee structure on issues that are interlisted on Toronto Stock Exchange and either NASDAQ or AMEX, and implemented further changes to our overall trading fee structure on January 1, 2006. Effective July 1, 2006, we changed the fee model for most issues on Toronto Stock Exchange and TSX Venture Exchange from a value-based fee model to a volume-based fee structure. The volume-based fee structure better aligns our trading fees with the prevailing model in various U.S. marketplaces and replaced the value-based fee model for most issues. This model has been structured so that market participants have an incentive to enter orders in the central limit order book. When liquidity is added to the central limit order book, executed passive orders receive a credit on a per security basis, and when liquidity is removed from the central limit order book, each executed active order is charged on a per security basis. While we implemented a volume-based model for TSX Venture Exchange issues, there are no credits provided for passive order flow. To further encourage trading on our equity exchanges, discounts are available to customers based on the volume of shares traded and total trading revenue for month.

Trading Technology

In 1997, Toronto Stock Exchange was the first major exchange in North America (and one of the first globally) to move to a fully automated exchange where trading takes place entirely through electronic systems, thereby increasing the speed of execution, accessibility to the exchange and the number of transactions that can be processed. In May 2001, our original electronic trading systems were replaced with a more reliable, flexible and scalable system. In 2003, the gateway systems were replaced with a more scalable and higher throughput system. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions being generated within the marketplace.

In 2006, we worked on a number of initiatives to meet growing demand:

- TSXPress™: three significant trading system performance enhancements were completed in 2006 have reduced overall average TSX response time and optimized execution speeds for algorithmic traders.

- Next generation trading engine: a state-of-the-art platform designed to have world-class messaging capabilities and response times in the low single digit millisecond range. This is scheduled for phased rollout starting

in Q4/07. The results of benchmark laboratory testing conducted in December 2006 were as follows:

  - Capacity tested to over 320 million order messages an hour (or approximately 2 billion order messages per trading day) and proven to be linearly scalable;
  - Throughput tested to over 100,000 messages per second and proven to be linearly scalable;
  - Order matching in microseconds (less than one millisecond);
  - Response time in the low single digit millisecond range; and
  - Capability of full system fail-over in seconds with no lost messages.

- FIX: implementation of this protocol which allows new and existing customers to route orders using the global connectivity standard.

We have a business continuity plan designed to provide the means for us to continue to operate in the event of a disruption to our main facility. As part of this plan, we operate two data centres in separate locations, allowing for back-up recovery in the event that one of the centres experiences a failure.

Products

On December 1, 2001, regulatory changes (described below) were introduced, which among other things, permitted the creation of alternative trading systems (ATSs) to compete with our marketplaces. Part of our strategy is to continually implement new trading features and methodologies to meet diverse customer requirements for trade execution. The following products have been launched over the last several years:

- TSX Firm Order eXecution™, or FOX™, a system designed to assist POs to more effectively and efficiently manage capital risk, and to consolidate order flow across trading desks within their own firm.
- TSX Market On Close™ (MOC) facility (designed to increase liquidity and provide lower levels of volatility at the close of the trading session), expanded in 2005 to include all symbols in the S&P/TSX Composite Index[3].
- Multiple Broker Give-Up, designed to allow investors to distribute their trading relationships among multiple POs.

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[3] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

- TSX Compliance Automated Reporting System™ (CARS™) provides POs with a suite of compliance-monitoring products.

- Specialty price crosses (designed to decrease costs associated with advanced trading techniques).

- Voluntary attribution (allows traders to anonymously execute transactions).

- Iceberg orders (large size orders may be entered while disclosing only a small portion of the total order size at any time).

In 2007, we plan to launch ATX™, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other POs**. In addition, we plan to introduce a market order router that should help domestic and international customers meet best execution obligations.

Regulation

Market integrity is an essential element of any marketplace. Historically, Toronto Stock Exchange and TSX Venture Exchange regulated the market conduct of their POs directly. In order to separate this regulatory function from our business operations, in 2001, we proposed the creation of a separate corporate entity, Market Regulation Services Inc. (RS), to administer a set of universal market integrity rules (UMIR) for marketplaces trading equities in Canada. RS is owned 50% by TSX Inc., a wholly-owned subsidiary of TSX Group, and 50% by the IDA. RS is recognized by the Ontario, Manitoba, Alberta and British Columbia securities commissions, as well as in Quebec, by the Autorité des marchés financiers, as a self-regulatory organization (SRO) to act as a regulation services provider under National Instrument 21-101-*Marketplace Operation* and National Instrument 23-101-*Trading Rules* (together, the ATS Rules). In March 2002, Toronto Stock Exchange and TSX Venture Exchange retained RS to provide regulation services to them under the ATS Rules as agent for each of them. RS monitors and enforces compliance with UMIR by the POs, their directors, officers, employees and affiliates and performs other regulatory functions that our equity exchanges delegate to RS.

In April 2006, the Boards of Directors of the IDA and RS announced a proposal to create a new SRO to succeed the IDA and RS. A joint steering committee has been established by the IDA and RS which is working with Canadian securities administrators and capital markets stakeholders to develop a detailed implementation plan.

** Subject to regulatory approval.

NGX

In March, 2004 we acquired NGX, a Canadian-based energy exchange that provides customers with an electronic platform that trades and clears natural gas and electricity contracts.

NGX generates trading and clearing revenue by applying fees to all transactions based on the contract volume traded or centrally cleared through the exchange, and charges a monthly fixed subscription fee to each trading customer who trades on NGX.

- NGX's revenue from trading and clearing activities for the year ended December 31, 2006 was $19.1 million, or 5% of 2006 revenue.

- NGX's revenue from trading and clearing activities for the year ended December 31, 2005 was $16.8 million, or 6% of 2005 revenue.

In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

Shorcan

In December 2006, we further expanded our presence in the fixed income market by acquiring Shorcan, Canada's first fixed income IDB. Shorcan offers broker services for clients trading in federal, provincial, corporate and mortgage bonds and treasury bills. Shorcan became the first IDB to offer Straight Through Processing in 2004. We estimate that the IDB market represents about 40% of total fixed income trading in Canada and that Shorcan's share of this market is about 37%, or $540 billion in 2006.

Market Data - TSX Datalinx

Through TSX Datalinx, we sell our real-time quotation and trading data, historical data and corporate information to market participants on a global basis. Timely and comprehensive information about market activity and listed issuers assists POs and investors in their decision-making processes and facilitates efficient markets.

- In 2006, market data revenue represented $86.9 million, or 25% of our revenue. Market data revenue was $65.7 million on Toronto Stock Exchange, $19.2 million on TSX Venture Exchange and $0.7 million on NGX.

- In 2005, market data revenue represented $67.4 million, or 23% of our revenue. Market data revenue was $51.7 million on Toronto Stock

Exchange, $15.0 million on TSX Venture Exchange and $0.7 million on NGX.

Real-Time Market Data Products

Trading activity on our equity exchanges produces a stream of real-time data reflecting orders and executed transactions. This stream of data is packaged by TSX Datalinx into real-time market data products and delivered, directly or indirectly, to end users via more than 90 Canadian and global market data vendors that sell data feeds and desktop information services. As at December 31, 2006, there were over 139,000 professional and equivalent real-time data subscriptions in both Canada and the United States, compared with over 118,000 at December 31, 2005. These information services allow end users to view the real-time market activity of several marketplaces, as well as to view supporting reference data, corporate actions, news and foreign exchange rates. These services also enable the end user to transfer the data to applications to manipulate and analyze the data and facilitate automated trading. We also provide market data feeds directly to end users in order to address their requirements for reduced latency.

Our market data distribution platform offers a flexible and reliable environment over which we distribute a wide range of data simultaneously to a large number of clients. We carry data from other sources including CanDeal and stocks traded on the Canadian Trading and Quotation System Inc. (CNQ). In 2005, we added a number of new products including real time interbank foreign exchange rates, TSX/CP Equities News™, as well as data from Perimeter Financial Corp. In 2006, we entered into an agreement with TriAct Canada Marketplace LP to distribute their data. This expanded content set has enhanced our delivery of relevant and timely Canadian capital markets information to our global client base.

Subscribers for TSX Datalinx data generally pay fixed monthly rates for access to real time streaming data, which differ depending on the number of end users and the depth of information accessed. In addition to streaming data, many individual investors consume real time quote data, for which we charge on a per quote basis. Real-time data fees are primarily driven by the number of data subscriptions and therefore are partly related to industry employment. We charge market data vendors and direct feed clients a fixed monthly fee for access to data feeds. The direct feed business has been growing due to the increase in automated trading. Sales of real-time market data represented approximately 94% of our market data revenue in 2006 and approximately 95% in 2005.

In 2003, along with CNW Group Ltd. (CNW), we announced the creation of CNX Marketlink[4], which provides an investor communications and disclosure network for publicly listed companies to disseminate press releases. We receive a portion of the revenue from the sale of CNX Marketlink products.

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[4] CNX Marketlink is a trade-mark of CNW Group Ltd. and is used under license.

Customers currently access NGX data through a fully electronic, independent trading platform. NGX applies a monthly fixed viewing fee to firms who wish to subscribe to market data services.

Historical Market Data Products and Corporate Information

Historical market data products include market information (such as historical pricing, index constituents and weightings) and corporate information (such as dividends and corporate actions). This information is generally made available at the end of the trading day and is used in research, analysis and trade clearing.

Generally, we sell historical data products for a fixed amount per product accessed. Fees vary depending on the type of end use. Data products to be used for commercial purposes require an enterprise-wide license for internal redistribution. We produce two electronic reference data publications for each exchange, a Daily Record and a Monthly Review, both of which are sold on a subscription and firm license basis.

Distribution

TSX Datalinx content is available directly to clients in a variety of ways:

- via a low latency data feed known as TSX Direct,
- via tsxdatalinx.com,
- through a variety of market data vendors,
- by telecommunications providers and extranets, and
- via our tsx.com web site.

Several direct data feed clients have also engaged us to provide managed services. Under this arrangement, we have co-located their data infrastructure within our data centres to reduce latency and provide bandwidth efficiencies. In 2006, TSX Datalinx re-launched the tsx.com web site which provides delayed market data and listed issuer information as well as information about TSX Group and our business. We also introduced online advertising which generates market data revenue.

Index Products - Equities

We have long supported indices to measure equity market performance. Toronto Stock Exchange introduced the first Canadian indices in 1934. We introduced the Toronto 35 index in 1987, which was the basis for the world's first exchange-traded fund, TIPS® (Toronto 35 Index Participation Units). TSX Datalinx and Standard & Poor's (S&P) collaborated in 1998 to bring global recognition to the Canadian markets.

Together, we introduced several indices, including the S&P/TSX 60 Index (the large capitalization index for the Canadian equity market) and in 2002, the S&P/TSX Composite Index (the Index). The Index (formerly the TSE 300 Composite Index®) is the most quoted index for the Canadian equity market, appearing frequently in business media which strengthens our brand profile. In December 2006, we launched the S&P/TSX Global Gold Index in conjunction with S&P. It is an international benchmark that tracks the world's leading gold companies.

TSX Datalinx has an arrangement with S&P under which we share license fees received from organizations that create products, such as mutual funds and exchange-traded funds (ETFs), based on the S&P/TSX indices. In general, these license fees are based on a percentage of funds under management in respect for those products.

Index and Analytics Products - Fixed Income

In October 2006, we acquired Scotia Capital Inc.'s[*] Fixed Income Indices, its PC-Bond® analytics, and related data assets to expand our presence in the Canadian fixed income market. We also signed a long-term data license under which Scotia Capital will provide fixed income pricing data to us. Scotia Capital has been publishing indices to measure the performance of the Canadian fixed income market since 1947. These indices are the most widely used fixed income performance benchmarks in Canada. The best known of these indices is the Universe Bond Index, which tracks the broad Canadian bond market. In addition to the Universe Bond Index, we now publish a variety of sub-indices for different term and credit sectors, as well as indices for tracking other segments of the market, including high yield bonds, Euro Canadian bonds, maple bonds (Canadian dollar bonds issued by a non-Canadian issuer), yankee bonds, inflation-indexed real return bonds, treasury bills and residential and commercial mortgage-backed securities. We also purchased the ScotiaBond portfolio attribution package and Scotia Capital's historical price database.

Changes to Market Data Fees for 2007

Effective January 1, 2007, changes were implemented to the fee structure for market data products. This followed a review of market data fees on other major global exchanges. Based on activity levels in 2006, it is anticipated that, in aggregate, market data revenue will increase in the range of approximately three to five percent on an annual basis as a result of these changes[5].

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[*] Registered trade-mark of The Bank of Nova Scotia. Used under license.

[5] The "Changes to Market Data Fees for 2007" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Business Services – TSX Technologies

We have assembled a team of exchange technology professionals with extensive industry experience in installing and operating trading and related systems at other global exchanges. We currently provide Market Regulation Services Inc. technology and related services necessary to conduct its review and real-time monitoring of trading. Market Regulation Services Inc. pays us fees for these services, negotiated on an arm's length basis, in accordance with an agreement which also details service levels. We also have an agreement with CanDeal to provide technology services for a fee in support of its institutional fixed-income trading system.

- In 2006, business services revenue represented $9.4 million, or 3% of our revenue.
- In 2005, business services revenue represented $7.9 million, or 3% of our revenue.

Review of Operations – 2006

Year Ended December 31, 2006 compared with Year Ended December 31, 2005

The following is a summary of financial results:

(in millions of dollars, except per share amounts)

	2006	2005	Increase	% increase
Revenue	$ 352.8	$ 290.0	$ 62.8	22%
Expenses	$ 148.3	$ 139.2	$ 9.1	7%
Net income	$ 131.5	$ 103.4	$ 28.1	27%
Earnings per share:				
Basic	$ 1.92	$ 1.52	$ 0.40	26%
Diluted	$ 1.91	$ 1.51	$ 0.40	26%

- *Revenue* increased in each of the three primary revenue streams of listings, trading and data.
- *Expenses* increased largely due to an increase in compensation and benefits costs as well as higher information and trading systems costs, partially offset by lower general and administration costs.

- *Net income* increased mainly as a result of higher revenue and investment income, partially offset by increased expenses and higher income taxes, primarily related to an adjustment in the value of our future tax asset largely as a result of federal legislation enacted in June 2006 to reduce corporate tax rates for the years 2008-2010 and beyond.

Revenue

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in 2006 and 2005.

(in millions of dollars)

	Reported				*Received**			
	2006	**2005**	**$ increase**	**% increase**	**2006**	**2005**	**$ increase**	**% increase**
Initial listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 28.4	$ 28.0	$ 0.4	1%
Additional listing fees	$ 35.9	$ 29.8	$ 6.1	20%	$ 86.3	$ 69.7	$ 16.6	24%
*Sustaining listing fees***	$ 61.2	$ 48.6	$ 12.6	26%	$ 61.2	$ 48.6	$ 12.6	26%
Total listing fees	$ 108.5	$ 87.7	$ 20.8	24%	$ 175.9	$ 146.3	$ 29.6	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "Deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight line-basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer, and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

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* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the year. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

The following is a reconciliation of listing fees received* to listing fees reported.

Initial Listing Fees (in millions of dollars)	2006	2005
Initial listing fees received*	$ 28.4	$ 28.0
Initial listing fees received* and deferred to future periods	($ 28.0)	($ 27.4)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 11.0	$ 8.7
Initial listing fee revenue reported	$ 11.4	$ 9.3

Additional Listing Fees (in millions of dollars)	2006	2005
Additional listing fees received*	$ 86.3	$ 69.7
Additional listing fees received* and deferred to future periods	($ 84.9)	($ 68.3)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 34.5	$ 28.4
Additional listing fee revenue reported	$ 35.9	$ 29.8

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1996 to December 31, 2006 compared with the period from April 1, 1995 to December 31, 2005. *Initial and additional listing fees received** in 2006, as compared with 2005, reflect changes in the value of securities listed and reserved in the respective periods, as well as changes to the pricing model that were implemented in Q1/06.

- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2005 compared with the end of 2004. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2006.

*See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	2006	2005	$ increase	% increase
Capital Markets	$ 127.2	$ 108.7	$ 18.5	17%
Energy Markets	$ 19.1	$ 16.8	$ 2.3	14%
Total trading and related revenue	$ 146.3	$ 125.5	$ 20.8	17%

Capital Markets

- *Trading and Related* Revenue increased as a result of significantly higher levels of market activity in 2006. However, the effect of this increased activity was reduced by the impact of a series of changes to our trading fee structure, effective October 1, 2005, January 1, 2006 and July 1, 2006 that resulted in an overall reduction in fees charged to our customers.

- The total volume of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 40% over 2005 (119.7 billion securities in 2006 versus 85.7 billion securities in 2005).

- The total value of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 33% over 2005 ($1,449.4 billion in 2006 versus $1,090.9 billion in 2005).

- The number of transactions in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 57% over 2005 (92.1 million in 2006 versus 58.6 million in 2005).

- In addition, revenue from Shorcan for December 2006 has been included.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on NGX in 2006 increased by 11% over 2005 (9.8 million terajoules in 2006 versus 8.8 million terajoules in 2005).

Market Data Revenue

(in millions of dollars)

2006	2005	$ increase	% increase
$ 86.9	$ 67.4	$ 19.5	29%

- *Market Data* Revenue increased due to an 18% increase in the number of professional and equivalent real-time data subscriptions (over 139,000 at the end of 2006 versus over 118,000 at the end of 2005) partly due to increased sales of premium products as well as increased sales to U.S. customers.
- The increase was also due to revenue from more recent initiatives including on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.
- The increase was also due to incremental revenue recoveries in 2006 of approximately $3.6 million over 2005 related to under-reported usage of real-time quotes.
- The increase was also attributable to the inclusion of revenue from Scotia Capital's fixed income indices and related products following their acquisition on October 25, 2006.
- The increase was also due to fee changes that were effective April 1, 2006 and May 1, 2005.
- The increase was reduced by the negative impact of the appreciation of the Canadian dollar against the United States dollar in 2006 versus 2005. In 2006, approximately $29.1 million Canadian was derived from market data sales to customers paying in United States dollars compared with approximately $22.4 million Canadian in 2005.

Business Services Revenue

(in millions of dollars)

2006	2005	$ increase	% increase
$ 9.4	$ 7.9	$ 1.5	19%

- *Business Services* Revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $7.2 million in 2006 for technology related services as compared with $6.9 million in 2005.

Expenses

Compensation and Benefits

(in millions of dollars)

2006	2005	$ increase	% increase
$ 79.0	$ 72.5	$ 6.5	9%

- In 2005, *Compensation and Benefits* costs were reduced by a gain of approximately $4.5 million under a hedging program related to long-term based incentives, compared with a gain of $0.7 million in 2006.
- *Compensation and Benefits* costs increased due to higher costs related to salaries, pension and employee benefits as well as short-term incentives, somewhat offset by lower organizational transition costs.
- The number of employees increased from 510 at the end of 2005 to 548 at the end of 2006 primarily due to the fourth quarter acquisitions of Shorcan, Oxen Inc. and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® analytics, and related data assets.

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* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Information and Trading Systems

(in millions of dollars)

2006	2005	$ increase	% increase
$ 22.0	$ 17.4	$ 4.6	26%

- *Information and Trading Systems* costs increased due to higher hardware operating lease and maintenance costs relating in part to expansion of trading system capacity required to accommodate the substantial growth in the number of orders and transactions. In addition, resources were directed towards further improving execution speeds for traders with our TSXPress™ initiative, and providing our listed issuers with investor relations management tools through TSXconnect.

General and Administration

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 34.2	$ 35.8	($ 1.6)	(4%)

- *General and Administration* costs decreased due to reduced spending on marketing activities as well as lower capital taxes and directors' compensation, somewhat offset by higher fees paid to external consultants.
- We paid Market Regulation Services Inc. $3.4 million for regulation services in 2006 ($3.5 million in 2005).

Amortization

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 13.0	$ 13.5	($ 0.5)	(4%)

- *Amortization* decreased primarily due to reduced depreciation of tangible assets, partially offset by an increase in the amortization related to the intangible assets associated with acquisitions made in Q4/06.

Loss from Investment in Affiliate

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 0.1	$ 0.7	($ 0.6)	(86%)

- *Loss from Investment in Affiliate*, which decreased from 2005, represents our share of CanDeal's loss for 2006. The reduced loss reflects CanDeal's progress in adding liquidity providers and buy-side institutional investors as well as continued cost containment measures.

Investment Income

(in millions of dollars)

2006	2005	$ increase	% increase
$ 14.4	$ 6.9	$ 7.5	109%

- There was an increase in cash and marketable securities during 2006 versus 2005, generating higher investment income.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)	
2006	2005	$ increase	2006	2005
$ 87.4	$ 53.6	$ 33.8	40%	34%

- The effective tax rate increased from approximately 34% for 2005 to approximately 40% for 2006. The higher tax rate relates primarily to an adjustment in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased largely as a result of these changes in federal corporate tax rates.

Liquidity and Capital Resources

We had $322.1 million of cash and marketable securities at December 31, 2006, and no external borrowings other than $0.9 million of obligations under capital leases. Based on our current business operations and model, we believe that we have sufficient resources to operate and continue to grow our business.

Cash and Marketable Securities

(in millions of dollars)

2006	2005	$ increase
$ 322.1	$ 276.2	$ 45.9

- The increase was primarily due to $189.5 million in cash received from operations in 2006, offset by quarterly dividends of $0.33 per common share, or $90.2 million in aggregate, and by payments of $53.7 million (net of cash acquired) related to the purchases of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets.

Total Assets

(in millions of dollars)

2006	2005	$ increase
$ 1,572.8	$ 1,557.2	$ 15.6

- *Total Assets* increased by $15.6 million due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) of payments related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets. In addition, $69.4 million was recorded in 2006 to reflect the goodwill and intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

Shareholders' Equity

(in millions of dollars)

2006	2005	$ increase
$ 227.0	$ 177.8	$ 49.2

- Shareholders' Equity increased primarily due to net income of $131.5 million, offset by dividend payments of $90.2 million. In addition, proceeds of $5.3 million were received on the exercise of options. Net income from NGX was $4.7 million in 2006, as compared with $4.2 million in 2005.

- At December 31, 2006, there were 68,421,264 common shares issued and outstanding. There were 5,600,000 common shares originally reserved for issuance under a share option plan of which 328,246 common shares were issued on the exercise of stock options in 2006. At December 31, 2006, 4,678,918 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At December 31, 2006, there were 1,096,650 options outstanding.

- At January 30, 2007, there were 68,423,264 common shares issued and outstanding and 1,094,650 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	2006	2005	$ increase in cash
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

Cash Flows from Operating Activities were $22.4 million higher in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Net income	$ 131.5	$ 103.3	$ 28.2
Amortization	$ 13.0	$ 13.5	($ 0.5)
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	($ 12.6)	($ 26.0)	$ 13.4
(Increase) in accounts receivable and prepaid expenses	($ 6.1)	($ 5.0)	($ 1.1)
Net increase in accounts payable, accrued liabilities and long term other liabilities	$ 0.6	$ 8.9	($ 8.3)
Increase in deferred revenue that results from not recognizing a portion of listing fees received in the year	$ 67.3	$ 58.8	$ 8.5
Increase/(decrease) in income taxes payable	($ 7.4)	$ 8.3	($ 15.7)
Net increase in other items	$ 3.2	$ 5.3	($ 2.1)
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	2006	2005	$ increase in cash
Cash Flows From (Used in) Investing Activities	($ 95.2)	($ 98.2)	$ 3.0

Cash Flows Used in Investing Activities were $3.0 million lower in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Capital expenditures (net proceeds on disposal) primarily related to technology investments and leasehold improvements	($ 4.2)	($ 4.6)	$ 0.4
Purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets (net of cash acquired)	($ 53.7)	-	($ 53.7)
Net (purchase) of marketable securities	($ 37.3)	($ 93.6)	$ 56.3
Cash Flows (Used in) Investing Activities	($ 95.2)	($ 98.2)	$ 3.0

Fixed Income Initiatives

We paid approximately $53.7 million (net of cash acquired) in the fourth quarter of 2006 related to our Scotia Capital and Shorcan fixed income acquisitions. TSX Group, or one of its subsidiaries, will make further payments of up to $37.9 million related to performance incentives, data licenses and other arrangements over the term of the relevant agreements. The combined revenue for the most recently completed fiscal years was approximately $22.0 million.

Dividends

The recognition order of TSX Group and TSX Inc. contains certain financial viability tests that must be met. If TSX Inc. fails to meet any of these tests for a period of more than three months, TSX Inc. will not, without the prior approval of the Director of the Ontario Securities Commission, pay dividends (among other things) until the deficiencies have been eliminated for at least six months or a shorter period of time as agreed by Ontario Securities Commission staff.

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Financial Instruments

Our financial instruments include cash and investments in marketable securities. We hold units in a money market fund and a short-term bond and mortgage fund. These investments are recorded at the lower of carrying value or market value, which is determined by reference to quoted market prices. The primary risks related to these financial instruments are variation in interest rates and counterparty default. Short-term interest rate risk is managed by maintaining a mix between amounts invested in the money market fund and the short-term bond and mortgage fund. We manage credit risk by restricting investments to counterparties with a credit rating of BBB or higher as determined by the Dominion Bond Rating Service.

Derivative Financial Instruments

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial economic hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders of as an adjustment to income. The fair values of the contracts reflected in accounts receivable were $0.8 million at December 31, 2006 and $2.6 million at December 31, 2005. During 2006, the change in the fair market value of the total return swaps of $0.4 million was reflected as a reduction in *Compensation and Benefits* costs. To manage counterparty risk, we entered into these total return swaps with a Schedule I Canadian chartered bank. The contracts are settled in cash upon maturity. The obligation to unit holders is reflected on the balance sheet.

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our financial assets and liabilities at fair value. With the adoption of the new rules on January 1, 2007, we will remeasure our financial assets and liabilities, as appropriate, at fair value and report a new section of shareholders' equity called other comprehensive income. We are determining the impact that these changes in accounting policy will have on our consolidated financial statements.

NGX Collateral Arrangements and Clearing Backstop Fund

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement

up to a maximum of $30.0 million. We have pledged $30.0 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9.0 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30.0 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Contractual Obligations

(in thousands of dollars)

	Total	**Less than 1 year**	**1 – 3 years**	**4+ years**
Capital Lease Obligations	$ 977	$ 830	$ 147	$ –
Operating Leases	69,772	13,006	21,501	35,265
Other Obligations	74,243	18,332	24,751	31,160
Total	144,992	32,168	46,399	66,425

Selected Annual Information

(in thousands of dollars, except per share amounts)

	2006	2005	2004
Revenue	$ 352,847	$ 289,964	$ 243,430
Net income	$ 131,524	$ 103,353	$ 68,490
Total assets	$1,572,838	$1,557,225	$1,036,294
Long-term liabilities	$ 43,450	$ 30,508	$ 24,286
Deferred revenue – initial and additional listing fees (current and long-term)	$ 346,133	$ 278,775	$ 220,155
Earnings per share:			
Basic	$ 1.92	$ 1.52	$ 1.01
Diluted	$ 1.91	$ 1.51	$ 1.00
Cash dividends declared per common share	$ 1.32	$ 0.90	$ 0.58

Revenue, net income and earnings per share

2006

- For the year ended December 31, 2006, net income was $131.5 million, or $1.92 per common share ($1.91 on a diluted basis) on total revenue of $352.8 million, representing an increase of $28.1 million, or 27%, compared with $103.4 million, or $1.52 per common share ($1.51 on a diluted basis) for the year ended December 31, 2005.

- The 2006 results reflect significantly higher revenue across all of the primary revenue streams. The increase in revenue was partially offset by an increase in compensation and benefits expenses and information and technology costs as well as higher income taxes primarily related to a decrease in the value of our future tax asset. Net income in 2006 also reflects higher investment income due to increased cash and marketable securities in 2006 as well as gains on short-term bond and mortgage fund investments in 2006.

2005

- For the year ended December 31, 2005, net income was $103.4 million, or $1.52 per common share ($1.51 on a diluted basis) on total revenue of $290.0 million, representing an increase of $34.9 million, or 51%, compared with $68.5 million, or $1.01 per common share ($1.00 on a diluted basis) for the year ended December 31, 2004.

- The 2005 results reflect significantly higher revenue across all of the primary revenue streams and lower general and administrative expenses, partially offset by an increase in income taxes.

Total assets

2006

- During 2006, total assets of $1,572.8 million increased by $15.6 million over $1,557.2 million in 2005 due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) of payments related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets In addition, $69.4 million was recorded in 2006 to reflect goodwill and the intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

2005

- During 2005, total assets of $1,557.2 million increased by $520.9 million over $1,036.3 million in 2004 primarily as a result of higher energy contracts receivables of $1,004.3 million related to the clearing operations of NGX ($608.4 million in 2004). The increased level of receivables reflected higher natural gas prices in December 2005 compared with December, 2004. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payables, which were $1,004.3 million at the end of 2005 compared with $607.5 million at the end of 2004). The increase in total assets also reflects an increase in marketable securities, accounts receivable and the long-term portion of the future tax asset.

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* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Deferred revenue-initial and additional listing fees

- Deferred revenue-initial and additional listing fees increased from 2004 through 2006 as the fees received from initial and additional listings during this period were higher than the amount of revenue recognized for these fees related to prior periods.

Quarterly Information

(in thousands of dollars except per share amounts)

	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06	Dec. 31 /05	Sept. 30 /05	June 30/05	Mar. 31 /05
Revenue	$91,025	$81,197	$92,612	$88,013	$76,264	$75,333	$68,621	$69,746
Net Income	35,116	33,217	28,464	34,727	27,813	28,717	23,748	23,075
Earnings per share:								
Basic	0.51	0.49	0.42	0.51	0.41	0.42	0.35	0.34
Diluted	0.51	0.48	0.41	0.50	0.40	0.42	0.35	0.34

2005

- *Revenue* in Q2/05 declined slightly from *revenue* in Q1/05 primarily due to lower trading revenue. *Net income* for Q2/05 improved over *net income* for Q1/05 primarily due to lower compensation and benefits costs.

- *Revenue* in Q3/05 improved over the *revenue* in Q2/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q3/05 improved over *net income* in Q2/05 primarily due to increased *revenue* combined with lower general and administration costs.

- *Revenue* in Q4/05 improved over revenue in Q3/05 primarily due to higher listing and market data revenue somewhat offset by lower trading revenue. *Net income* for Q4/05 declined over *net income* from Q3/05 primarily due to higher overall expenses.

2006

- *Revenue* in Q1/06 improved over *revenue* in Q4/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q1/06 increased over *net income* for Q4/05, primarily due to the increased *revenue* partially offset by higher overall expenses.

- *Revenue* in Q2/06 improved over *revenue* in Q1/06 primarily due to higher market data, listing and trading revenue. However, *net income* for Q2/06 decreased over net *income* for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, primarily as a result of these changes in federal corporate tax rates.

- *Revenue* in Q3/06 declined over *revenue* in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. *Net income* for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased *revenue* and higher overall expenses.

- *Revenue* in Q4/06 improved over *revenue* in Q3/06 primarily due to higher trading, market data and listing revenue. *Net income* for Q4/06 increased over Q3/06 primarily due to the increased *revenue* partially offset by higher overall expenses.

Review of Fourth Quarter Results

Compared with Q4/05

- *Revenue* in Q4/06 improved over *revenue* in Q4/05 primarily due to higher market data, listing and trading revenue. *Net income* for Q4/06 increased over Q4/05 primarily due to the increased *revenue* partially offset by higher compensation and benefits and information and trading systems expenses. Investment income increased over Q4/05 due to an increase in cash and marketable securities and increased returns from short-term bond and mortgage fund investments. *Cash flows from operating activities* in Q4/06 decreased compared with Q4/05 largely due to an increase in accounts receivable and prepaid expenses, a decrease in income taxes payable, partially offset by an increase in net income.

Compared with Q3/06

- *Revenue* in Q4/06 improved over *revenue* in Q3/06 primarily due to higher trading, market data and listing revenue. *Net income* for Q4/06 increased over Q3/06 primarily due to the increased *revenue* partially offset by higher compensation and benefits and amortization expenses. *Cash flows from operating activities* in Q4/06 increased compared with Q3/06 primarily due to an increase in net income and a decrease in the value of the future tax asset.

Critical Accounting Estimates

Revenue from initial and additional listing fees

We recognize revenue generated from initial and additional listing fees on a straight line basis over an estimated service period of ten years. The estimated service period of ten years was determined by conducting an historical review of listing activity. We determined that the average period of time that an issuer remained listed on Toronto Stock Exchange was approximately ten years. In addition, turnover rates were calculated for a Toronto Stock Exchange listed issuer and for a TSX Venture Exchange listed issuer, and were determined to be in the range of ten to twelve years. Examining historical data allowed us to consider the impact of economic cycles and other trends in capital markets over time. The service period selected affects the rate at which deferred revenue is recognized, as well as the value of the future tax asset related to these fees.

Long-term incentive plan

We have a long-term incentive plan under which we may grant RSUs. The amount of the award payable at the end of the three years is determined by the total shareholder return (appreciation in share price plus dividends paid) at the end of the three year period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. The obligations are recorded at a targeted payout and not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is unknown and will be based on total shareholder return and share price at the time of payout. We have purchased derivative financial instruments that partially hedge the impact of share price appreciation.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. We regularly review our disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TSX Group, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of TSX Group are being made only in accordance with authorizations of management and directors of TSX Group, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TSX Group's assets that could have a material effect on the financial statements.

There have been no changes to the design of our internal controls over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Strategy and Outlook[6]

Our corporate strategy has evolved through our assessment of the exchange sector and of our business. We have identified trends that have important implications for our strategy and outlook.

Our corporate objectives are to capitalize on our competitive advantages (as outlined under our **Vision**) and to pursue the principal strategies described below, organically and through acquisitions, strategic alliances and investments to achieve profitable growth and maximize shareholder returns.

Global industry consolidation accelerated over the last twelve months, culminating in regional consolidation and trans-Atlantic merger proposals to create "super-exchanges". In our view, a strong driver of industry consolidation is cost synergies. We believe consolidation will continue. We expect to see multi-asset consolidation between large and

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[6] The "Strategy and Outlook" section above contains certain forward-looking statements. Please refer to "Forward-looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

small players, and exchanges to look abroad to broaden distribution and expand their offerings.

After March 16, 2009, when the memorandum of agreement with the Bourse de Montreal comes to an end, we plan to enter the derivatives market. In our view, Canada needs a strong player that provides an integrated equities and derivatives offering to compete globally in the consolidating world of exchanges. We believe that a strategic partnership, an acquisition or some combination of these alternatives is preferable to building the platform ourselves. We are encouraged by the number of parties who are interested in working with us.

Going forward, we plan to invest our cash as we pursue the many opportunities that surround us for enhancing our core business, extending our pre-eminent domestic position in Canada through diversification and expanding internationally.

Enhance the Core Business

To maintain our pre-eminent position in the Canadian equity capital markets, we intend to further expand our product and service offerings to address the changing needs of issuers, intermediaries and investors as we strive to maintain the highest quality marketplace.

Listings

We have organized the listings operations of Toronto Stock Exchange and TSX Venture Exchange to increase our focus on growth. This includes expanding the business development function to improve the efficiency of its sales efforts. The team will focus on:

- Promoting Toronto Stock Exchange and TSX Venture Exchange as listings destinations.
- Enhancing relationships with influencers that will also promote Toronto Stock Exchange and TSX Venture Exchange as listing venues.
- Identifying targets and converting inquiries into listings.

Toronto Stock Exchange, specifically, will:

- Continue to focus on listing structured equity products, such as ETFs, which expand our reach into the investment marketplace.
- Offer value-added products by collaborating with industry leaders.

- Foster a customer-centric approach by tailoring listings standards to reflect the variety of equity products available on TSX.

TSX Venture, specifically, will:

- Focus on pursuing initiatives that drive new listings, such as expanding its Capital Pool Company® program and executing its Public Venture Capital Campaign.

- Offer mentoring programs designed to enhance existing issuers' probability of success as public companies.

- Pursue growth in Central and Eastern Canada, where public venture capital markets are relatively less developed.

- Pursue growth in untapped non-resource sectors.

Trading

- Through upgrades to our trading system, we intend to continue to deliver the reliability, scalability, low cost and high speed of execution, which underpins us as one of the world's leading electronic marketplaces. In 2007, we plan to upgrade our trading system with the next generation of servers. We expect to enter into new operating leases that will replace existing leases.

- We are keenly aware of the importance of speed of execution due to the rapid growth of algorithmic trading and plan to take the necessary steps to enhance capacity and performance.

- We will continue to develop and offer new customized trading products and services, such as TSX MOC™, Multiple Broker Give Up and FOX™ designed to meet the distinct needs of various investors and intermediaries and bring more liquidity and efficiency to the marketplace. ATX™, a high-speed TSX trading facility to match firm order flow against in-house liquidity as well as liquidity from other market participants, is currently in development and is scheduled to be launched in 2007[***].

[***] Subject to regulatory approval.

Market Data

We will focus on:

- Increasing penetration of existing customers and up-selling them to premium content products.
- Continuing to work with market data vendors to upgrade their data delivery capabilities.
- Continuing to provide direct distribution to clients (TSX Direct) to meet their needs for reduced data latency.
- Leveraging existing data capabilities and infrastructure (LinxPointOne™) to add new content, such as Over-the-Counter (OTC), fixed income, foreign exchange, and other premium data.
- Building on our agreement with The Canadian Press to provide fact-based, non-biased journalist generated news.

Extend Pre-eminent Domestic Position

We will seek growth opportunities through diversification both horizontally into related markets in which we can leverage our competitive advantages and vertically into other areas of the capital markets. Two areas into which we have already expanded are fixed income and energy markets as follows:

Fixed Income

Following our fixed income acquisitions in 2006, we are now the leading provider of fixed income indices in Canada, and provide IDB, fixed income trading. In October 2006, we acquired Scotia Capital Inc.'s* Fixed Income Indices, its PC-Bond® analytics, and related data assets. In December 2006, we acquired Shorcan, Canada's first fixed income IDB. Shorcan offers clients trading in federal, provincial, corporate and mortgage bonds and treasury bills. Through our approximate 47% stake in CanDeal, we also provide dealer to client fixed income trading. CanDeal has achieved significant growth since its inception and reported a profit of $0.1 million in the second half of 2006. CanDeal continues to focus on expanding its product and service offering, adding more liquidity providers and attracting more institutional customers. CanDeal also provides access beyond Canada through its technology and co-marketing agreement with Thomson TradeWeb®.

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* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Energy

- We entered the energy trading and clearing business in March 2004 when we purchased NGX. NGX will continue to focus on growing its business. In October 2006, we added to our energy business when we acquired Oxen Inc. which owns the Alberta Watt Exchange Limited (Watt-Ex), a platform for providing ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.

Expand Internationally

We will look for ways to expand beyond the borders of Canada, organically and through new acquisitions, strategic alliances and investments.

U.S. Market

We will continue to place greater focus on making Toronto Stock Exchange the market of choice for U.S. market participants for trading all Toronto Stock Exchange listed securities. We plan to pursue multiple initiatives across all business areas:

- We will seek to capture an increasing proportion of trading in Canadian-based interlisted stocks by continuing to meet U.S. and global connectivity standards (FIX), fostering best execution and educating the market on TSX's value proposition. Additionally, we will target executable order flow from U.S. market participants for Toronto Stock Exchange listed securities.

- We plan to leverage and expand the relationship between U.S. data sales agents and market data vendors with the goal of increasing data sales.

- We will seek to attract U.S. listings on our exchanges and focus on those areas where we provide a competitive advantage including targeting SMEs and issuers in the natural resource sector. We have planned a targeted seven-city marketing campaign for 2007.

Global Issuers

We will work to attract foreign issuers, leveraging our global competitive advantages in:

- Mining and Oil & Gas Sectors: We will seek to attract additional listings of global mining and oil & gas issuers by capitalizing on our international reputation of having a leading marketplace for those issuers. Based on the most recent data, as of September 30, 2006, we had approximately 50% market share of the world's global mining financings by value and approximately 59% of all publicly traded mining issuers were listed on

one of our equity exchanges. We also listed the greatest number of oil & gas issuers globally. We have prioritized international target markets, focusing first on the US, then on Australia, Europe, South Africa, and China. We will increase our participation and presence in strategic events, such as conferences and listings forums. We will further develop and enhance relationships with key stakeholders and strategic partners to enable quick response to listing inquiries by prospective issuers.

- Structured Equity Products: We will also leverage internationally our domestic success by listing structured equity products, such as ETFs.

Forward-Looking Statements, Risks and Uncertainties

This MD&A, in particular the sections under the headings **Strategy and Outlook, Changes to Listing Fees for 2007** and **Changes to Market Data Fees for 2007,** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the risk factors that could cause actual results to differ materially from current expectations are those set out below. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf.

We have in place an integrated risk management process in which the Board assumes overall stewardship responsibility for risk; the Finance & Audit Committee of the Board assesses the adequacy of risk management policies and procedures; and Senior Management oversees implementation of risk management policies and processes. The management framework supporting the risk management objectives includes regular assessments of principal risks, and implementation of risk management tactics, which are monitored and adjusted as required.

Our business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize, and if we were unsuccessful in mitigation of any of these risks. Additional risk factors are discussed in our materials filed with the securities regulatory authorities in Canada from time to time, including our most recent Annual Information Form. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We Face Competition from Other Exchanges, ATSs, OTC Markets, Other Sources and New Technologies

We face competition from other exchanges as well as from ATSs, Electronic Communication Networks (ECNs), the OTC markets, other sources and new technologies. This competition may intensify in the near future, especially as technological advances create pressure to develop more efficient and less costly trading in global or regional markets. If we cannot maintain and enhance our ability to compete or respond to competitive threats, it will have an adverse impact on our results of operations.

Other Exchanges

We face increased competition for business from other exchanges, especially those in the United States as they consolidate, and investing becomes more global. We also face competition from foreign exchanges, such as AIM, for listings of Canadian-based issuers and trading in their securities. If we are unable to continue to provide competitive trade execution, the volume traded in Canadian-based interlisted issuers over our exchanges could decrease in the future and adversely affect our operating results. We continue to face competition from CNQ, which has partially launched a facility, Pure Trading, to trade our listed issuers' securities.

The trend for exchanges to form alliances or consolidate and become for-profit and publicly traded is increasing and will result in our competitors becoming stronger. If we are not included in any alliances, these developments could materially adversely affect us.

ATSs

Technological advances have lowered barriers to entry and have facilitated the establishment of new exchanges and mechanisms, such as ATSs and ECNs, to electronically trade securities and other financial instruments outside traditional exchanges. ATSs have a framework to operate in Canada under the ATS Rules and may become our significant competitors in the future. For example, Instinet Canada Inc. has announced that it intends to launch a trading platform in 2007.

OTC Market and Other Sources

NGX's business of trading and clearing energy contracts faces primary competition in energy markets in Canada and the United States from the OTC or bilateral markets (with support from voice brokers) who have recently consolidated. These voice brokers continue to provide efficient contract matching services for both standardized and structured products and are expanding their product offerings to include access to clearing facilities for trading parties who may have credit constraints. If NGX is unable to

compete with the OTC voice brokers and their clearing partners, NGX may not be able to expand its business, which could materially affect its business and operating results.

In addition, CanDeal faces competition primarily from the OTC market. If CanDeal fails to attract institutional order flow from this market, it would adversely affect its operating results.

Shorcan's competitors in the fixed income IDB market include Freedom Bond Brokers, owned by Cantor Fitzgerald, Tullett Prebon, owned by Collins Stewart and BrokerTec, an electronic platform owned by ICAP. If Shorcan fails to attract institutional order flow from this market, it would adversely affect its operating results.

New Technologies

Technological advances, and in particular the Internet, have made it easier to download and disseminate electronic information. This may cause the value of our information to deteriorate since it is difficult to enforce restrictions on the use of information that we transmit electronically.

We may not be able to maintain or increase market data revenue if we cannot enforce our proprietary rights in the future.

We Depend on the Economy of Canada

Our financial results are affected by the Canadian economy, which is relatively small.

Approximately 96% of our listed issuers as of December 31, 2006 were Canadian-based companies. The performance of these issuers has an effect on the volume of trading on our exchanges. If the profit growth of Canadian-based companies is generally lower than the profit growth of companies based in other countries, the markets on which those other issuers are listed and trade may be more attractive to investors than our equity exchanges. The threat of a prolonged economic downturn may also have a negative impact on investment performance, the number of new issuers, the market capitalization of our listed issuers, additional securities being listed or reserved and trading volumes.

We Need to Retain and Attract Qualified Personnel

Our success depends to a significant extent upon the continued employment and performance of a number of key management personnel whose compensation is partially tied to vested stock options and long-term incentive plans that mature over time. The value of this compensation is dependent upon share price and total shareholder return performance. The loss of the services of key personnel could have a material adverse effect on our business and results of operations. We also believe that our future success

will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel. There can be no assurance that we will be successful in retaining and attracting the personnel we require.

Geopolitical Factors/Business Continuity

The continuity of our critical business functions could be interrupted by geopolitical upheaval, including terrorist, criminal, political and cyber, or by other types of disruptions, including natural events.

We have a series of integrated disaster recovery and business continuity plans for critical business functions to mitigate the risk of an interruption. However, these plans may not be adequate, and we cannot entirely eliminate the risk of a system failure or business interruption.

We Depend Heavily on Information Technology, which could Fail or Malfunction

We are extremely dependent on our information technology systems, including data and communications systems (IT Operations). Our trading is conducted exclusively on an electronic basis. We have disaster recovery and contingency plans and back-up procedures to manage, mitigate and minimize the risk of an interruption or failure to, and to ensure the integrity of, our IT Operations. We also test our disaster recovery plans for trading on Toronto Stock Exchange and TSX Venture Exchange, and include customers in that process. However, those plans may not be adequate and we cannot entirely eliminate the risk of a system failure or interruption. We have experienced occasional IT Operations failures and delays in the past, and we could experience future IT Operations failures and delays.

Our current technological architecture may not effectively or efficiently support our changing business requirements. The system hardware was upgraded in 2004. Two hardware upgrades and two software performance releases were implemented in 2005 in response to increases in order message volumes and transactions. In January 2007, we announced the completion of much of the work on TSXPress™, which included three major trading system enhancements in 2006. We will continue to make additional expenditures to further enhance and upgrade our systems. To grow, we will need to continuously improve our information technology systems so that we can handle increases and changes in trading activity and to respond to customer demand for faster processing times. This will require ongoing expenditures, which may require us to expend significant amounts in the future. In 2006, we tested our next generation trading engine in an independent laboratory. While results were positive, it is too early to tell if we will be able to replicate these results in a production environment.

If our systems are significantly compromised or disrupted or if we suffer repeated failures, this could interrupt our trading services; cause delays in settlement; cause us to

lose data; corrupt our trading operations, data and records; or disrupt our business operations. This could undermine confidence in our exchanges and have a material adverse effect on our reputation or results of operations, and may lead to customer claims, litigation and regulatory sanctions.

We May Not Be Successful in Implementing our Strategy

We invest significant resources in the development and execution of our corporate strategy to grow profitability and maximize shareholder returns. We may not succeed in implementing our strategies.

We also have limited experience pursuing new business opportunities or growth opportunities in new geographic markets. We may have difficulty executing our strategies because of, among other things, increased global competition, difficulty developing and introducing new products, barriers to entry in other geographic markets, and changes in regulatory requirements. Any of these factors could have a material adverse effect on the success of our strategies.

As part of our strategy to sustain growth, we expect to continue to pursue appropriate acquisitions of other entities and technologies. An acquisition will only be successful if we can integrate the acquired businesses' operations, products and personnel; retain key personnel; and expand our financial and management controls and our reporting systems and procedures to accommodate the acquired businesses. If an investment or acquisition does not fulfil expectations, we may have to write down its value in the future or sell it at a loss.

We may enter into agreements in the future which further our strategy but which may also impose restrictions on us. For example, in the agreement with CNW Group, we agreed to certain restrictions on the business activities we can engage in until 2008 (in areas that we view as non-core to our business) in exchange for a share of revenue earned from products and services offered by CNX Marketlink in those areas. In addition, the memorandum of agreement with the Bourse de Montréal prevents us from providing trading facilities and services for exchange-traded derivative products, comprising (without limitation) options and futures contracts, other than natural gas and electricity products, until March 16, 2009.

We are Subject to Regulation

The provincial securities regulators regulate us and our exchanges and regulators in other jurisdictions may regulate our future operations. This regulation may impose barriers or constraints which limit our ability to build an efficient, competitive organization and may also limit our ability to expand foreign and global access. Securities regulators also impose financial and corporate governance restrictions on us. Some of the provincial securities regulators must approve or review our equity exchanges' listing rules, trading

rules, and features and operations of, or changes to our systems and our fee structures. These approvals or procedures may increase our costs and delay our plans for implementation. There could also be regulatory changes that impact our customers and that could have a material adverse impact on us.

We are Subject to Litigation Risks

Some aspects of our business involve risks of litigation. Dissatisfied customers may make claims with respect to the manner in which we operate. Although we benefit from certain contractual indemnities and limitations on liabilities, these rights may not be sufficient. In addition, with the introduction of civil liability for misrepresentations in our continuous disclosure documents and statements and the failure to make timely disclosures of material changes in Ontario and certain other jurisdictions, dissatisfied shareholders can more easily make claims against us. If a lawsuit or claim is resolved against us, it could have a material adverse effect on our reputation, business, financial condition and operating results.

Our Exchanges Depend on the Development and Acceptance of our New Products

We are dependent to a great extent on developing and introducing new financial and trading products and on their acceptance by the investment community. While we continue to review and develop new products that respond to the needs of the marketplace, we may not continue to develop successful new products. Our current products may become outdated or lose market favour before we can develop adequate enhancements or replacements. Other exchanges or ATSs may introduce new products or product enhancements that make our products less attractive.

Even if we develop an attractive new product, we could lose trading activity to another marketplace that introduces a similar or identical product which offers greater liquidity or lower cost. We also may not receive regulatory approval (in a timely manner or at all) for our new products. Any of these events could have a material adverse effect on our results of operations.

New Business Activities May Adversely Affect Income

We may enter new business activities that could have an adverse effect on our existing profitability. While we would expect to realize new revenue from these new activities, there is a risk that this new revenue would not be greater than the associated costs or any related decline in existing revenue sources.

Our Trading Operation Depends Primarily on a Small Number of Clients and Vendors

During 2006, approximately 58% of our trading revenue on Toronto Stock Exchange and approximately 59% of our trading revenue on TSX Venture Exchange were accounted for by the top ten POs on each exchange. Our business, financial condition or operating results could suffer a material adverse effect if any one of these POs significantly reduced or stopped trading on our exchanges, or if two or more POs consolidated.

During 2006, approximately 19% of our trading revenue on Toronto Stock Exchange and approximately 11% of our trading revenue on TSX Venture Exchange was derived from trading in the securities of the ten most actively traded listed issuers on each exchange. If we lost one or more of these issuers, we would not only suffer a decrease in revenue from our listing operations, but we would also suffer an even more significant decrease in revenue from our trading operations.

We Could Suffer Losses as a Result of NGX's Clearing Activities

We could suffer a loss if one or more of NGX's participants defaults on their contractual obligations since NGX assumes this counterparty risk. As part of its clearing services, NGX guarantees that its cleared contracts will be honoured. NGX faces other risks associated with the clearing business including market risks, settlement risks, concentration risks and operational risks.

By providing a clearing facility, NGX is subject to the risk of a counterparty defaulting simultaneously with an extreme market price movement. NGX manages this risk by applying standard rules and regulations, and using a conservative margining regime based on globally accepted margin concepts. This margining regime involves valuing the market stress of client portfolios in real-time and requiring participants to deposit liquid collateral in excess of those valuations. NGX conducts market stress scenarios regularly to test the ongoing integrity of its clearing operation. NGX also relies on established policies, instructions, rules and regulations as well as procedures specifically designed to actively manage and mitigate risks.

To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30.0 million. We have pledged $30.0 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9.0 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30.0 million on our guarantee, to the extent required to cover the loss.

Our Cost Structure is Largely Fixed

Most of our expenses are fixed and cannot be easily lowered if our revenue decreases, which could have an adverse effect on our results of operations and financial condition.

We Depend on Market Activity that is Outside of our Control

Our revenue is highly dependent upon the level of activity on our exchanges, including the volume of securities traded; the number and market capitalization of listed issuers; the number of new listings; the number of active traders and brokerage firms in the market; and the number of subscribers to market data.

We do not have direct control over these variables. Among other things, these variables depend upon the relative attractiveness of securities traded on our exchanges and the relative attractiveness of our exchanges as a place to trade those securities as compared with other exchanges and other trading vehicles. Those variables are in turn influenced by:

- the overall economic conditions in Canada and the United States in particular, and in the world in general (especially growth levels and political stability);
- the condition of the resource sector;
- interest rate environment and resulting attractiveness of alternative asset classes;
- the regulatory environment for investment in securities;
- the relative activity and performance of global capital markets;
- investor confidence in the prospects and integrity of our listed issuers, and the prospects of Canadian-based listed issuers in general;
- pricing volatility of global energy markets; and
- changes in tax legislation that would impact the relative attractiveness of certain types of securities, including income trusts.

We may be able to indirectly influence the volume of trading by providing efficient, reliable and low-cost trading; maximizing the availability of timely, reliable information upon which research, advice and investment decisions can be based; and maximizing the ease of access to trading facilities. However, those activities may not have a positive effect on, or effectively counteract the factors that are outside of our control.

TSX Group Inc.

Q1-2007 Management's Discussion and Analysis

Note: All references to earnings per share have been restated to reflect the impact of the two-for-one stock split which was effective May 17, 2005.

This Management's Discussion and Analysis (MD&A) of TSX Group Inc.'s (TSX Group) financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter ended March 31, 2007, compared with the quarter ended March 31, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated April 25, 2007 and should be read carefully together with our Q1/07 unaudited consolidated financial statements and related notes for the corresponding period as well as our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

Certain measures used in this MD&A, specifically listing fees received, initial listing fees received and additional listing fees received do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

August 2007, to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange, taking effect in the fourth quarter of 2007.

Based on lab testing, TSX Quantum will have capacity of 2 billion messages per day, throughput of 100,000 messages per second and response times in the single digit millisecond range. The fee changes will be targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants and active traders. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities. Our equity trading fee per share has dropped by over 60% since 2000.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix. Since moving to a volume-based trading fee model on July 1, 2006, volumes traded on TSX and TSX Venture have increased by almost 20% over the one year period prior to the change.

Market Data Revenue

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 27.8	$ 21.5	$ 6.3	29%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at the end of Q2/07 versus over 131,000 at the end of Q2/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s*** ("Scotia Capital") Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.

- The increase was also attributable to fee changes that were effective January 1, 2007.

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 2.8	$ 2.3	$ 0.5	22%

- *Business services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $1.9 million in Q2/07 for technology related services, an increase of $0.2 million from $1.7 million in Q2/06.

Expenses

Expenses were $43.1 million in Q2/07, an increase of $8.1 million, or 23%, as compared with $35.0 million in Q2/06, due primarily to $6.4 million in costs relating to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom.

Compensation and Benefits

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 22.6	$ 18.4	$ 4.2	23%

- *Compensation and benefits* costs increased by $3.3 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of **General and administration** costs and a net savings going forward. These increases were partially offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.
- There were higher expenses associated with annual salary increases and pension costs. In addition, there was an increase of $1.0 million in organizational transition costs compared with the same period last year.
- The increase in Q2/07 compared with Q2/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 6.5	$ 4.9	$1.6	33%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also due to higher hardware leasing costs related to the next generation of servers that were installed in Q2/07.
- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 10.2	$ 8.6	$ 1.6	19%

- *General and administration* costs increased by $1.3 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also due to expenses related to the creation of DEX™, a new derivatives exchange we plan to launch with the International Securities Exchange ("ISE") in March 2009 and costs associated with a marketing campaign to attract U.S listings.
- We paid Market Regulation Services Inc. $1.1 for regulation services in Q2/07, an increase of $0.2 million from $0.9 million in Q2/06.

Amortization

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 3.8	$ 3.1	$ 0.7	23%

- *Amortization* costs increased reflecting higher amortization of $1.1 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Q2/07	Q2/06	$ increase
$ 0.0	($ 0.1)	$ 0.1

- *Income (loss) from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q2/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Q2/07	Q2/06	$ (decrease)	% (decrease)
$ 1.3	$ 2.2	($0.9)	(41%)

- *Investment income* decreased due to a reduction in the value of short-term bond and mortgage fund investments, somewhat offset by higher returns on money market investments and an increase in cash and marketable securities during Q2/07 versus Q2/06.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q2/07	**Q2/06**	**Q2/07**	**Q2/06**
$ 25.3	$ 31.3	39%	52%

- The effective tax rate decreased from approximately 52% for Q2/06 to approximately 39% for Q2/07 primarily due to lower adjustments in the value of the future tax asset.
- The higher tax rate in Q2/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The tax rate for Q2/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36%, primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Net income was $75.6 million, or $1.10 per common share on a basic and diluted basis for 1H/07, compared with net income of $63.2 million, or 93 cents per common share (92 cents on a diluted basis) for the same period in 2006, representing an increase of 20%, largely due to higher revenue and lower income taxes, partially offset by higher overall expenses. Net income for 1H/06 was reduced as a result of an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. Whereas in 1H/07, income taxes were increased by $1.8 million due to a reduction in the value of the future tax asset.

Revenue

Revenue was $207.4 million for 1H/07, up $26.8 million, or 15% compared with $180.6 million for 1H/06 primarily reflecting increased market data and issuer services revenue.

Issuer Services Revenue (previously **Listing Revenue**)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in 1H/07 and 1H/06.

(in millions of dollars)

	Reported				*Billed**			
	1H/07	**1H/06**	**$ increase**	**% increase**	**1H/07**	**1H/06**	**$ increase**	**% increase**
Initial listing fees	$ 6.6	$ 5.4	$ 1.2	22%	$ 15.1	$ 14.9	$ 0.2	1%
Additional listing fees	$ 20.8	$ 17.0	$ 3.8	22%	$ 58.5	$ 45.4	$ 13.1	29%
*Sustaining listing fees***	$ 33.9	$ 30.2	$ 3.7	12%	$ 33.9	$ 30.2	$ 3.7	12%
Other issuer services	$ 1.1	-	$ 1.1	-	$ 1.1	-	$ 1.1	-
Total issuer services fees	$ 62.4	$ 52.6	$9.8	19%	$108.6	$ 90.5	$ 18.1	20%

- Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	**1H/07**	**1H/06**
Initial listing fees billed*	$ 15.1	$ 14.9
Initial listing fees billed* and deferred to future periods	($ 14.9)	($ 14.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 6.4	$ 5.2
Initial listing fee revenue reported	$ 6.6	$ 5.4

---

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Additional Listing Fees (in millions of dollars)	**1H/07**	**1H/06**
Additional listing fees billed*	$ 58.5	$ 45.4
Additional listing fees billed* and deferred to future periods	($ 57.6)	($ 44.7)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 19.9	$ 16.3
Additional listing fee revenue reported	$ 20.8	$ 17.0

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to June 30, 2007 compared with the period from April 1, 1996 to June 30, 2006. *Initial and additional listing fees billed** in 1H/07, as compared with 1H/06, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.
- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on the market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.
- *Other issuer services* include revenue from the acquisition of Equicom, effective June 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	1H/07	**1H/06**	**$ increase**	**% increase**
Capital Markets	$ 75.3	$ 73.4	$1.9	3%
Energy Markets	$ 9.7	$ 9.2	$0.5	5%
Total trading and related fees	$ 85.0	$ 82.6	$2.4	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan.

* See discussion under the heading Non-GAAP Financial Measures.

- The total volume of securities traded in 1H/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 17% over 1H/06 (75.5 billion securities in 1H/07 versus 64.7 billion securities in 1H/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue from Oxen.
- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in 1H/07 increased by 4% over 1H/06 (5.3 million terajoules in 1H/07 versus 5.1 million terajoules in 1H/06). However, NGX deferred more revenue in 1H/07 than in 1H/06, which resulted in a decrease in revenue.

Market Data Revenue

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 54.4	$ 40.0	$14.4	36%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at June 30, 2007 versus over 131,000 at June 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to the inclusion of revenue from Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.
- The increase was also attributable to fee changes that were effective January 1, 2007.

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 5.0	$ 4.4	$0.6	14%

- *Business services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $3.6 million in 1H/07 for technology related services, an increase of $0.2 million from $3.4 million in 1H/06.

Expenses

Expenses were $90.1 million in 1H/07, an increase of $18.7 million, or 26%, compared with $71.4 million in 1H/06, due to $11.0 million in costs relating to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom.

Compensation and Benefits

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 48.1	$ 38.7	$9.4	24%

- *Compensation and benefits* costs increased by $5.5 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of **General and administration** costs and a net savings going forward. These increases were partially offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.
- There were higher expenses associated with annual salary increases, long term performance incentive accruals and pension costs. In addition, there was also an increase of $2.3 million in organizational transition costs compared with the same period last year.
- The increase in 1H/07 compared with 1H/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 13.1	$ 10.0	$3.1	31%

- *Information and trading systems* costs increased by $1.2 million due to the previously mentioned acquisitions made in Q4/06 and the acquisition of Equicom in Q2/07.
- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 21.3	$ 16.5	$4.8	29%

- *General and administration* costs increased by $2.5 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07, as outlined below in the **Strategy** section.
- The increase was also due to higher charitable donations and directors' compensation, increased capital tax expense, expenses related to the creation of DEX and costs associated with a marketing campaign to attract U.S. listings.
- We paid Market Regulation Services Inc. $2.2 million for regulation services in 1H/07, an increase of $0.3 million from $1.9 million in 1H/06.

Amortization

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 7.5	$ 6.1	$1.4	23%

- *Amortization* costs increased reflecting higher amortization of $1.8 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

1H/07	1H/06	$ increase
$ 0.1	($ 0.2)	$ 0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for 1H/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 5.2	$ 4.4	$ 0.8	18%

- *Investment income* increased due to an increase in cash and marketable securities during 1H/07 versus 1H/06 and improved returns from money market investments, partially offset by a reduction in the value of short term bond and mortgage fund investments.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
1H/07	1H/06	1H/07	1H/06
$ 47.0	$ 50.3	38%	44%

- The effective tax rate decreased from approximately 44% for 1H/06 to approximately 38% for 1H/07 primarily due to lower adjustments in the value of the future tax asset.

- The higher tax rate in 1H/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.

- The tax rate for 1H/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 370.9	$ 322.1	$ 48.8

- The increase was primarily due to $113.4 million in cash from operations in 1H/07 offset by the payment of two dividends of $0.38 per common share, or $52.1 million in aggregate.

Total Assets

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 1,588.4	$ 1,572.8	$ 15.6

- *Total assets* included an increase in cash and marketable securities of $48.8 million as well as an increase in accounts receivable of $19.5 million. This increase was partially due to the transition to a new system which resulted in a lag between when securities are listed or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved.

- Following a change in accounting policy adopted effective January 1, 2007, we recorded $127.3 million related to the fair value of energy contracts undelivered as at June 30,

2007. This increase was more than offset by lower energy contracts receivable of $691.6 million at June 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of June 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $691.6 million at June 30, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $127.3 million at June 30, 2007.

Shareholders' Equity

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 255.5	$ 227.0	$ 28.5

- *Shareholders' equity* increased primarily due to net income of $75.6 million in 1H/07, offset by dividend payments of $52.1 million. Net income from NGX was $0.9 million in 1H/07, as compared with $1.5 million in 1H/06.
- At June 30, 2007 there were 68,624,424 common shares issued and outstanding. In 1H/07, 203,160 common shares were issued on the exercise of share options. At June 30, 2007, 4,475,758 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At June 30, 2007, there were 1,039,441 options outstanding.
- At July 24, 2007, there were 68,626,154 common shares issued and outstanding and 1,037,711 options outstanding under the share option plan.
- On July 25, 2007, our Board of Directors announced that TSX Group intends to file a Notice of Intention with Toronto Stock Exchange to purchase up to 6,841,051 of our common shares by way of a Normal Course Issuer Bid ("NCIB").
- TSX Group's NCIB is subject to regulatory approval. Purchases of the shares must be carried out through the facilities of Toronto Stock Exchange and will be made in accordance with its requirements.

Cash Flows from Operating Activities

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 44.1	$ 56.1	($ 12.0)

Cash Flows from Operating Activities were $12.0 million lower in Q2/07 compared with Q2/06 largely due to the increase in accounts receivable. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Net income	$ 39.1	$ 28.5	$ 10.6
Amortization	$ 3.8	$ 3.1	$ 0.7
Unrealized loss on marketable securities	$ 3.3	-	$ 3.3
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	($ 6.0)	($ 1.0)	($ 5.0)
(Increase) / decrease in accounts receivable and prepaid expenses	($ 10.4)	$ 6.2	($16.6)
Net increase (decrease) in accounts payable and accrued liabilities	($ 1.5)	$ 0.3	($ 1.8)
Increase in deferred revenue primarily related to deferring initial and additional listing fees	$ 9.7	$ 8.1	$ 1.6
Increase in income taxes payable	$ 5.2	$ 10.5	($ 5.3)
Net increase in other items	$ 0.9	$ 0.4	$ 0.5
Cash Flows from Operating Activities	$ 44.1	$ 56.1	($ 12.0)

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 113.4	$ 113.4	-

Cash Flows from Operating Activities in 1H/07 were unchanged from 1H/06 largely due to the increase in accounts receivable, which more than offset the increase in operating cash flow from net income. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Net income	$ 75.6	$ 63.2	$ 12.4
Amortization	$ 7.5	$ 6.1	$ 1.4
Unrealized loss on marketable securities	$ 3.8	-	$ 3.8
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	($ 10.1)	($ 6.3)	($ 3.8)
(Increase) in accounts receivable and prepaid expenses	($ 20.7)	($ 4.0)	($ 16.7)
Net increase (decrease) in accounts payable and accrued liabilities	($ 11.9)	($ 7.4)	($ 4.5)
Increase in deferred revenue primarily related to listing fees	$ 82.1	$ 70.8	$ 11.3
(Decrease) in income taxes payable	($ 14.9)	($ 10.6)	($ 4.3)
Net increase in other items	$ 2.0	$ 1.6	$ 0.4
Cash Flows from Operating Activities	$113.4	$113.4	-

Cash Flows Used in Investing Activities

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Cash Flows (Used in) Investing Activities	($ 30.2)	($ 38.1)	$ 7.9

Cash Flows (Used in) Investing Activities were $7.9 million lower in Q2/07 compared with Q2/06 due to:

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 1.2)	($ 0.6)	($ 0.6)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Additions to intangible assets related to TSX Quantum internal development costs	($ 1.9)	-	($ 1.9)
Net (purchase of) marketable securities	($ 18.9)	($ 37.5)	$18.6
Cash Flows (Used in) Investing Activities	($ 30.2)	($ 38.1)	$ 7.9

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Cash Flows (Used in) Investing Activities	($ 64.5)	($ 74.5)	$ 10.0

Cash Flows (Used in) Investing Activities were $10.0 million lower in 1H/07 compared with 1H/06 due to:

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 2.2)	($ 1.1)	($ 1.1)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Additions to intangible assets related to TSX Quantum internal development costs	($ 1.9)	-	($ 1.9)
Net (purchase of) marketable securities	($ 52.2)	($ 73.4)	$ 21.2
Cash Flows (Used in) Investing Activities	($ 64.5)	($ 74.5)	$ 10.0

Contractual Obligations[1]

In June 2007, we upgraded our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over three years, replace existing operating leases and will be in line with current trading engine spending.

NGX Collateral Arrangements and Clearing Backstop Fund

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as

[1] The "Contractual Obligations" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Change in Accounting Policy

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit on January 1, 2007 by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q2/07 or 1H/07 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable Securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording accumulated other comprehensive income of $0.6 million as of January 1, 2007. As financial assets, these investments were recorded at fair value and unrealized losses of $3.3 million and $3.8 million were recorded in investment income in Q2/07 and 1H/07, respectively.

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders as an adjustment to income. The fair values of the total return swaps were estimated to be a liability of $1.1 million at June 30, 2007 and an asset of $0.4 million at June 30, 2006. During Q2/07 and 1H/07, unrealized losses of $3.5 million and $2.2 million, respectively, were reflected as an increase in compensation and benefits costs and general and administration costs. During Q2/06 and 1H/06, unrealized losses of $2.6 million and $0.8 million, respectively, were reflected as an increase in compensation and benefits costs and general and administration costs.

NGX - Fair Value of Energy Contracts Undelivered

As part of its clearing operations, NGX becomes the counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all trading contracts where physical delivery has occurred prior to the end of the period but where payments have not yet been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to energy contracts receivable, where delivery has not occurred, at fair value. At June 30, 2007, we recorded a receivable of $127.3 million related to the fair value of energy contracts undelivered and an offsetting payable of $127.3 million. We did not record the fair value of energy contracts undelivered, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts have no impact on net income.

Critical Accounting Estimates

Long-term incentive plan

We have a long-term incentive plan under which we may grant RSUs. RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. In prior years, these obligations were estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of these obligations. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligations in this manner provided a better estimate of the payout

compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase these obligations and compensation and benefits costs by $0.4 million and $1.5 million for Q2/07 and 1H/07, respectively. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

Strategy[2]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's[***] Fixed Income Indices, PC-Bond analytics applications and related data assets. We also added to our energy business in 2006 when NGX acquired Oxen, which owns Alberta Watt Exchange Limited. In June 2007, we acquired Equicom, a leading provider of investor relations and related corporate communication services in Canada.

During Q1/07, we announced two significant initiatives with other world-class marketplaces:

- On March 5, 2007, we announced the creation of DEX, a new derivatives exchange to be launched with ISE. DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX AB's trade match engine and ISE's complementary suite of technology. DEX will be owned 52% by TSX Group and 48% by ISE, and is scheduled to begin operations in March 2009. We currently anticipate the joint cost of setting up this new exchange to be approximately $26.0 million.

- On March 28, 2007, we announced a technology and clearing alliance with the IntercontinentalExchange Inc. ("ICE"). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in the second half of 2007.

Forward-Looking Statements, Risks and Uncertainties

This MD&A, in particular the sections under the headings **Trading and Related Revenue**, **Strategy** and **Contractual Obligations** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects,

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[2] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

[***] Registered trade-mark of The Bank of Nova Scotia. Used under license.

strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Quarterly Information

(in thousands of dollars except per share amounts)

	June 30/07	Mar. 31 /07	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06	Dec. 31 /05	Sept. 30 /05
Revenue	$106,230	$101,176	$91,025	$81,197	$92,612	$88,013	$76,264	$75,333
Net Income	39,128	36,448	35,116	33,217	28,464	34,727	27,813	28,717
Earnings per share:								
Basic	0.57	0.53	0.51	0.49	0.42	0.51	0.41	0.42
Diluted	0.57	0.53	0.51	0.48	0.41	0.50	0.40	0.42

2005

- Revenue in Q4/05 improved over revenue in Q3/05 primarily due to higher issuer services and market data revenue somewhat offset by lower trading revenue. Net income for Q4/05 declined over net income from Q3/05 primarily due to higher overall expenses.

2006

- Revenue in Q1/06 improved over revenue in Q4/05 primarily due to higher trading, issuer services and market data revenue. Net income for Q1/06 increased over net income for Q4/05, primarily due to the increased revenue partially offset by higher overall expenses.

- Revenue in Q2/06 improved over revenue in Q1/06 primarily due to higher market data, issuer services and trading revenue. However, net income for Q2/06 decreased over net income for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, largely as a result of these changes in federal corporate tax rates.

- Revenue in Q3/06 declined over revenue in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. Net income for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased revenue and higher overall expenses.

- Revenue in Q4/06 improved over revenue in Q3/06 primarily due to higher trading, market data and issuer services revenue. Net income for Q4/06 increased over Q3/06 primarily due to the increased revenue partially offset by higher overall expenses.

2007

- Revenue in Q1/07 improved over revenue in Q4/06 primarily due to higher market data and issuer services revenue. Net income for Q1/07 increased over Q4/06 primarily due to the increased revenue partially offset by higher overall expenses.

- Revenue in Q2/07 improved over revenue in Q1/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q2/07 increased over Q1/07 primarily due to the increased revenue and lower overall expenses, somewhat offset by lower investment income.

July 25, 2007

TSX Group Inc.

Q3-2007 Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") of TSX Group Inc.'s ("TSX Group") financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter and nine months ended September 30, 2007, compared with the quarter and nine months ended September 30, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated October 31, 2007 and should be read carefully together with our Q3/07 unaudited consolidated financial statements and related notes for the corresponding period and our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars unless otherwise indicated and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace "*listing fees received*", "*initial listing fees received*" and "*additional listing fees received*", which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this MD&A, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Quarter Ended September 30, 2007 Compared with Quarter Ended September 30, 2006

Net income was $42.7 million, or 63 cents per common share (62 cents on a diluted basis) for Q3/07, compared with net income of $33.2 million, or 49 cents per common share (48 cents on a diluted basis) for the same period in 2006, representing an increase of 29%, largely due to higher revenue in each of our primary revenue streams, partially offset by higher overall expenses.

Revenue

Revenue was $106.1 million for Q3/07, up $24.9 million, or 31% as compared with $81.2 million for Q3/06 primarily reflecting increased issuer services, trading and related and market data revenue, including $9.4 million from Shorcan Brokers Limited ("Shorcan"), Oxen Inc. ("Oxen"), PC-Bond® (acquired in Q4/06) and The Equicom Group Inc. ("Equicom"), acquired in Q2/07.

Issuer Services Revenue (previously **Listing Revenue**)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in Q3/07 and Q3/06.

(in millions of dollars)

	Reported				*Billed**			
	Q3/07	Q3/06	$ increase	% increase	Q3/07	Q3/06	$ increase	% increase
Initial listing fees	$ 3.5	$ 3.0	$ 0.5	17%	$ 7.2	$ 6.8	$ 0.4	6%
Additional listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 23.2	$ 18.7	$ 4.5	24%
*Sustaining listing fees***	$ 16.8	$ 15.3	$ 1.5	10%	$ 16.8	$ 15.3	$ 1.5	10%
Other issuer services	$ 3.1	-	$ 3.1	-	$ 3.1	-	$ 3.1	-
Total issuer services fees	$ 34.8	$ 27.6	$ 7.2	26%	$ 50.3	$ 40.8	$ 9.5	23%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the

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* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q3/07**	**Q3/06**
Initial listing fees billed*	$ 7.2	$ 6.8
Initial listing fees billed* and deferred to future periods	($ 7.1)	($ 6.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.4	$ 2.9
Initial listing fees revenue reported	$ 3.5	$ 3.0

Additional Listing Fees (in millions of dollars)	**Q3/07**	**Q3/06**
Additional listing fees billed*	$ 23.2	$ 18.7
Additional listing fees billed* and deferred to future periods	($ 22.8)	($ 18.3)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 11.0	$ 8.9
Additional listing fees revenue reported	$ 11.4	$ 9.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from October 1, 1997 to September 30, 2007 compared with the period from October 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in Q3/07, as compared with Q3/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

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* See discussion under the heading Non-GAAP Financial Measures.

- *Other issuer services* includes revenue from Equicom™, acquired in June 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

Changes to Listing Fees for 2008[1]

There will be changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange effective January 1, 2008. This decision followed a review of listing fees on other major global exchanges. Based on recent market activity, it is anticipated that total issuer services revenue reported would have increased by about one to three percent and total issuer services fees billed* would have increased by about six to eight percent on an annual basis as a result of these changes. For Toronto Stock Exchange listed issuers, the changes include adjustments to the variable rates for initial and additional listing fees and increases to the maximum fee for security-based compensation arrangements. For TSX Venture Exchange issuers, the changes include increases to the minimum and maximum sustaining and additional listing fees and to the initial Capital Pool Company listing fee. Details of changes to the Toronto Stock Exchange fee structure will be available on tsx.com. TSX Venture Exchange listing fees changes are subject to regulatory approval and details of the approved changes will be available on tsx.com following completion of the approval process.

Trading and Related Revenue

(in millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
Capital Markets:				
• *Toronto Stock Exchange*	$ 25.3	$ 19.3	$ 6.0	31%
• *TSX Venture Exchange*	$ 6.8	$ 4.3	$ 2.5	58%
• *Shorcan*	$ 3.5	-	$ 3.5	-
Capital Markets revenue	$ 35.6	$ 23.6	$ 12.0	51%
Energy Markets revenue	$ 5.9	$ 4.6	$ 1.3	28%
Total trading and related revenue	$ 41.5	$ 28.2	$ 13.3	47%

[1] The "*Changes to Listing Fees for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

* See discussion under the heading Non-GAAP Financial Measures.

Capital Markets

- The volume of securities traded in Q3/07 on Toronto Stock Exchange increased by 33% over Q3/06 (22.8 billion securities in Q3/07 versus 17.1 billion securities in Q3/06) and the volume of securities traded in Q3/07 on TSX Venture Exchange increased by 68% over Q3/06 (11.1 billion securities in Q3/07 versus 6.6 billion securities in Q3/06). The total volume of securities traded in Q3/07 on both exchanges increased by 43% over Q3/06 (33.9 billion securities in Q3/07 versus 23.7 billion securities in Q3/06).

- The increase was partly attributable to the inclusion of revenue from Shorcan, acquired in December 2006.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen, in Q3/07 increased by 22% over Q3/06 (2.8 million terajoules in Q3/07 versus 2.3 million terajoules in Q3/06).

- The increase was also attributable to the inclusion of $0.4 million in revenue from Oxen, which was acquired in October 2006.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007[2]

In preparation for the TSX Quantum Revolution™, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group announced the specific changes to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange on August 13, 2007, taking effect on November 1, 2007.

The fee changes are targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an

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[2] The "***Trading Fee Revisions - Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007***" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix.

Market Data Revenue

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 27.5	$ 23.0	$ 4.5	20%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at the end of Q3/07 versus over 134,000 at the end of Q3/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

- The increase was also due to revenue from recent initiatives including PC-Bond, acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.

- The increase was also attributable to fee changes that were effective January 1, 2007.

- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.

- Revenue recoveries related to under-reported usage of real-time quotes were $3.8 million higher in Q3/06 compared with Q3/07.

Changes to Market Data Pricing for 2008[3]

There will be changes to TSX Datalinx prices effective January 1, 2008. This decision followed a review of market data fees on other major global exchanges, over 100% growth in our quote message rates, and the significant appreciation of the Canadian dollar against the US dollar over the past year. Based on recent market activity, it is anticipated that total market data revenue would have increased by about four to six percent on an annual basis. It is anticipated that market data sales in Canadian dollars would have increased by about one to two percent and that market data sales in U.S. dollars would have increased by about eleven to twelve percent.

---

[3] The "*Changes to Market Data Pricing for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Business Services and Other Revenue

(in millions of dollars)

Q3/07	Q3/06	($ decrease)	(% decrease)
$ 2.2	$ 2.4	($ 0.2)	(8%)

- *Business services* revenue increased due to providing additional services to existing and new customers, which was more than offset by a decrease in *other* revenue.
- Market Regulation Services Inc. paid us $1.8 million in Q3/07 for technology related services, a decrease of $0.2 million from $2.0 million in Q3/06.

Expenses

Expenses were $44.4 million in Q3/07, an increase of $6.7 million, or 18%, as compared with $37.7 million in Q3/06, including $7.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07), partially offset by the impact of capitalizing $1.4 million of *Compensation and Benefits* costs and $0.2 million in *General and Administration* costs related to the internal development of the TSX Quantum™ trading engine.

Compensation and Benefits

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 23.5	$ 18.9	$ 4.6	24%

- *Compensation and benefits* costs increased by $4.5 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of *General and administration* costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.
- There were higher expenses associated with annual salary increases and pension costs.
- The increase in Q3/07 compared with Q3/06 was partially offset by the impact of capitalizing $1.4 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 6.8	$ 6.3	$ 0.5	8%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information to our listed issuers.
- The increases were offset by lower initiative spending in Q3/07. *Information and trading systems* costs in Q3/06 included expenses associated with the TSXPress™ initiative, which was completed in 1H/07.

General and Administration

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 10.0	$ 9.2	$ 0.8	9%

- *General and administration* costs increased by $1.8 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was somewhat offset by lower directors' fees and sales commissions as well as lower costs resulting from insourcing the investigative research function. In addition, $0.2 million of internal development costs related to the TSX Quantum trading engine were capitalized.
- We paid Market Regulation Services Inc. $0.5 million for regulation services in Q3/07, as compared with $0.9 million in Q3/06. The decrease was largely a result of insourcing the investigative research function.

Amortization

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 4.1	$ 3.2	$ 0.9	28%

- *Amortization* costs increased reflecting higher amortization of $0.8 million associated with the acquisitions made in Q4/06 and Q2/07.

Income from Investment in Affiliate

(in millions of dollars)

Q3/07	Q3/06	$ increase
$ 0.1	$ 0.1	-

- *Income from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q3/07 based on our 47% interest in CanDeal.

Investment Income

(in millions of dollars)

Q3/07	Q3/06	$ (decrease)	% (decrease)
$ 4.7	$ 5.1	($0.4)	(8%)

- *Investment income* decreased due to lower returns on short-term bond and mortgage investments during Q3/07 versus Q3/06, somewhat offset by higher returns on money market investments.

- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under a normal course issuer bid ("NCIB") at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q3/07	**Q3/06**	**Q3/07**	**Q3/06**
$ 23.9	$ 15.5	36%	32%

- The effective tax rate increased from approximately 32% for Q3/06 to approximately 36% for Q3/07, which is our effective statutory rate.
- The effective tax rate for Q3/06 was lower partially due to tax adjustments related to short-term bond and mortgage fund investments.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Net income was $118.3 million, or $1.73 per common share ($1.72 on a diluted basis) for the first nine months of 2007, compared with net income of $96.4 million, or $1.41 cents per common share ($1.40 cents on a diluted basis) for the same period in 2006, representing an increase of 23%, largely due to higher revenue partially offset by higher overall expenses.

Revenue

Revenue was $313.5 million for the first nine months of 2007, up $51.7 million, or 20% compared with $261.8 million for the first nine months of 2006, reflecting increased market data, issuer services and trading and related revenue including $22.2 million of revenue from Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Issuer Services Revenue (previously **Listing Revenue**)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in the first nine months of 2007 and the first nine months of 2006.

(in millions of dollars)

	Reported				*Billed**			
	Nine months ended				**Nine months ended**			
	Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**	**Sept. 30/07**	**Sept. 30/06**	**$ increase**	**% increase**
Initial listing fees	$ 10.1	$ 8.4	$ 1.7	20%	$ 22.3	$ 21.7	$ 0.6	3%
Additional listing fees	$ 32.2	$ 26.3	$ 5.9	22%	$ 81.7	$ 64.1	$ 17.6	27%
*Sustaining listing fees***	$ 50.7	$ 45.5	$ 5.2	11%	$ 50.7	$ 45.5	$ 5.2	11%
Other issuer services	$ 4.2	-	$ 4.2	-	$ 4.2	-	$ 4.2	-
Total issuer services fees	$ 97.2	$ 80.2	$ 17.0	21%	$ 158.9	$ 131.3	$ 27.6	21%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial Listing Fees (in millions of dollars)	**Nine months ended** Sept. 30/07	**Nine months ended** Sept. 30/06
Initial listing fees billed*	$ 22.3	$ 21.7
Initial listing fees billed* and deferred to future periods	($ 22.0)	($ 21.4)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 9.8	$ 8.1
Initial listing fees revenue reported	$ 10.1	$ 8.4

Additional Listing Fees (in millions of dollars)	**Nine months ended** Sept. 30/07	**Nine months ended** Sept. 30/06
Additional listing fees billed*	$ 81.7	$ 64.1
Additional listing fees billed* and deferred to future periods	($ 80.4)	($ 63.1)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 30.9	$ 25.3
Additional listing fees revenue reported	$ 32.2	$ 26.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from April 1, 1997 to September 30, 2007 compared with the period from April 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in the first nine months of 2007, as compared with the first nine months of 2006, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

- *Other issuer services* includes revenue from the acquisition of Equicom, effective June 1, 2007.

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* See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	Nine months ended			
	Sept. 30/07	Sept. 30/06	$ increase	% increase
Capital Markets:				
• *Toronto Stock Exchange*	$ 77.4	$ 74.9	$ 2.5	3%
• *TSX Venture Exchange*	$ 23.4	$ 22.0	$ 1.4	6%
• *Shorcan*	$ 10.2	-	$ 10.2	-
Capital Markets revenue	$ 111.0	$ 96.9	$ 14.1	15%
Energy Markets revenue	$ 15.5	$ 13.9	$ 1.6	12%
Total trading and related revenue	$ 126.5	$ 110.8	$ 15.7	14%

Capital Markets

- The increase was primarily attributable to the inclusion of revenue of $10.2 million from Shorcan.
- The volume of securities traded in the first nine months of 2007 on Toronto Stock Exchange increased by 19% over the first nine months of 2006 (71.4 billion securities in the first nine months of 2007 versus 60.2 billion securities in the first nine months of 2006) and the volume of securities traded in first nine months of 2007 on TSX Venture Exchange increased by 35% over the first nine months of 2006 (38.0 billion securities in the first nine months of 2007 versus 28.2 billion securities in the first nine months of 2006). The total volume of securities traded in the first nine months of 2007 on both exchanges increased by 24% over the first nine months of 2006 (109.4 billion securities in the first nine months of 2007 versus 88.4 billion securities in the first nine months of 2006). The impact from the growth in the volume of securities traded was partially offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue of $1.2 million from Oxen.
- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in the first nine months of 2007 increased by 8% over the first nine months of 2006 (8.1 million terajoules in the first nine months of 2007 versus 7.5 million terajoules in the first nine months of 2006). In the first nine months of 2007,

NGX deferred more revenue related to longer-term contracts than in the first nine months of 2006, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 81.9	$ 63.0	$ 18.9	30%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at September 30, 2007 versus over 134,000 at September 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

- The increase was also due to the inclusion of revenue from PC-Bond, acquired in October 2006, and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.

- The increase was also attributable to fee changes that were effective January 1, 2007.

- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.

- Revenue recoveries related to under-reported usage of real-time quotes were $3.1 million higher in the first nine months of 2006 compared with the first nine months of 2007.

Business Services and Other Revenue

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 7.9	$ 7.7	$0.2	3%

- *Business services* revenue increased due to providing additional services to existing and new customers.

- Market Regulation Services Inc. paid us $5.4 million in the first nine months of 2007 for technology related services, unchanged from the first nine months of 2006.

Expenses

Expenses were $134.4 million in the first nine months of 2007, an increase of $25.4 million, or 23%, compared with $109.0 million in the first nine months of 2006, including $18.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Compensation and Benefits

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 71.6	$ 57.7	$ 13.9	24%

- *Compensation and benefits* costs increased by $10.0 million due to the previously mentioned acquisitions in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of *General and administration* costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.

- There were higher expenses associated with annual salary increases, higher overall performance incentive accruals and pension costs. In addition to the costs associated with the acquisitions (outlined in the previous paragraph) in Q4/06 and Q2/07, there was also an increase of $2.2 million in organizational transition costs in our core businesses compared with the same period last year.

- The increase in the first nine months of 2007 compared with the first nine months of 2006 was partially offset by the impact of capitalizing $3.2 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 19.9	$ 16.3	$ 3.6	22%

- *Information and trading systems* costs increased by $1.9 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.

- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 31.3	$ 25.7	$ 5.6	22%

- *General and administration* costs increased by $4.6 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was partially offset by lower costs resulting from the insourcing of the investigative research function.
- We paid Market Regulation Services Inc. $2.7 million for regulation services in the first nine months of 2007, as compared with $2.8 million in the first nine months of 2006.

Amortization

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 11.6	$ 9.3	$ 2.3	25%

- *Amortization* costs increased reflecting higher amortization of $2.3 million associated with the acquisitions made in Q4/06 and Q2/07.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Nine months ended		
Sept. 30/07	Sept. 30/06	$ increase
$ 0.2	($ 0.1)	$ 0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for the first nine months of 2007 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 9.9	$ 9.5	$ 0.4	4%

- *Investment income* increased due to improved returns from money market investments, partially offset by lower returns on short term bond and mortgage fund investments.

- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under an NCIB at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Nine months ended		Nine months ended	
Sept. 30/07	Sept. 30/06	Sept. 30/07	Sept. 30/06
$ 70.9	$65.8	37%	41%

- The higher effective tax rate in the first nine months of 2006 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.

- The effective tax rate for the first nine months of 2007 was lower than the rate in the first nine months of 2006, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 313.1	$ 322.1	($ 9.0)

- The decrease was primarily due to the payment of three dividends of $0.38 per common share, or $78.1 million in aggregate and by payments totalling $73.8 million relating to the repurchase of 1,710,262 common shares under an NCIB which expires August 6, 2008. These decreases were offset by $168.5 million in cash from operations in the first nine months of 2007.

Total Assets

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 1,279.9	$ 1,572.8	($ 292.9)

- *Total assets* decreased due to lower energy contracts receivable of $479.6 million at September 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of September 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $479.6 million at September 30, 2007 compared with $889.4 million at the end of 2006.

- The overall decrease was partially offset by an increase in current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $81.1 million related to the fair value of open energy contracts as at September 30, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $81.1 million at September 30, 2007.

- On August 14, 2007, we announced the completion of the shareholders agreement for CDEX Inc. ("CDEX"), which will operate DEX, our new Canadian derivatives exchange[+++]. CDEX will be owned 52% by TSX Group and 48% by a wholly-owned subsidiary of International Securities Exchange ("ISE"). DEX is scheduled to begin operations in March 2009. We currently anticipate the joint cost of setting up this new exchange to be approximately $26.0 million. In Q3/07, TSX Group and ISE funded this amount to CDEX according to their share ownership in this venture. At September 30, 2007, CDEX's only significant asset, liability, revenue or expense was cash from financing activities in the amount of $26 million and a $1.1 million asset and corresponding accrued liability representing amounts owing under a technology agreement entered into in Q3/07 with OMX AB ("OMX") for the delivery and support of a new trading system for DEX. Our consolidated financial statements include our proportionate share of CDEX.

Shareholders' Equity

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 200.0	$ 227.0	($ 27.0)

- *Shareholders' equity* decreased primarily due to dividend payments of $78.1 million and the purchase for cancellation during Q3/07 of 1,710,262 common shares at a cost of $73.8 million under our NCIB. The decrease was offset by net income of $118.3 million in the first nine months of 2007, including net income from NGX of $2.8 million in the first nine months of 2007, as compared with net income from NGX of $3.3 million in the first nine months of 2006.

- Under the NCIB, we intend to purchase for cancellation up to 6,841,051 of our common shares. These purchases will be carried out through the facilities of Toronto Stock Exchange and will be made in accordance with its requirements and will terminate on August 6, 2008 or such earlier date as we complete our purchases.

- At September 30, 2007 there were 66,963,174 common shares issued and outstanding. In the first nine months of 2007, 252,172 common shares were issued on the exercise of share options. At September 30, 2007, 4,426,746 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At September 30, 2007, there were 987,345 options outstanding.

- At October 30, 2007, there were 66,963,970 common shares issued and outstanding and 981,555 options outstanding under the share option plan.

[+++] Subject to regulatory filings/approval.

Cash Flows from Operating Activities

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in Q3/07 compared with Q3/06 largely due to:

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Net income	$ 42.7	$ 33.2	$ 9.5
Amortization	$ 4.1	$ 3.2	$ 0.9
Unrealized (gain) on marketable securities	($ 0.8)	-	($ 0.8)
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	($ 3.2)	($ 4.1)	$ 0.9
Decrease in accounts receivable and prepaid expenses	$ 7.5	$ 1.0	$ 6.5
Net increase in accounts payable and accrued liabilities	$ 6.4	$ 6.5	($ 0.1)
(Decrease) in deferred revenue	($ 2.5)	($ 2.4)	($ 0.1)
Increase (decrease) in income taxes payable	$ 1.5	($ 0.1)	$ 1.6
Net increase in other items	($ 0.6)	$ 0.7	($ 1.3)
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Cash Flows from Operating Activities	$ 168.5	$ 151.4	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Net income	$ 118.3	$ 96.4	$ 21.9
Amortization	$ 11.6	$ 9.3	$ 2.3
Unrealized loss on marketable securities	$ 3.0	-	$ 3.0
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	($ 13.3)	($ 10.4)	($ 2.9)
(Increase) in accounts receivable and prepaid expenses	($ 13.2)	($ 3.0)	($ 10.2)
Net increase (decrease) in accounts payable and accrued liabilities	($ 5.4)	($ 0.9)	($ 4.5)
Increase in deferred revenue primarily related to listing fees	$ 79.6	$ 68.4	$ 11.2
(Decrease) in income taxes payable	($ 13.4)	($ 10.8)	($ 2.6)
Net increase in other items	$ 1.3	$ 2.4	($ 1.1)
Cash Flows from Operating Activities	$168.5	$151.4	$ 17.1

Cash Flows from (Used in) Financing Activities

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Cash Flows from (Used in) Financing Activities	($ 98.9)	($ 21.3)	($ 77.6)

Cash Flows Used in Financing Activities were $ 77.6 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
(Decrease in) obligation under capital lease	($ 0.1)	($ 0.2)	$ 0.1
Proceeds from exercised options	$ 1.0	$1.5	($ 0.5)
Dividends paid on common shares	($ 26.0)	($ 22.6)	($ 3.4)
Repurchase of common shares under NCIB	($ 73.8)	-	($ 73.8)
Cash Flows from (Used in) Financing Activities	($ 98.9)	($ 21.3)	($ 77.6)

Cash Flows from (Used in) Financing Activities

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Cash Flows from (Used in) Financing Activities	($ 148.2)	($ 63.1)	($ 85.1)

Cash Flows Used in Financing Activities were $ 85.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	**Sept. 30/06**	
(Decrease in) obligation under capital lease	($ 0.6)	($ 0.6)	-
Proceeds from exercised options	$ 4.3	$ 5.1	($ 0.8)
Dividends paid on common shares	($ 78.1)	($ 67.6)	($ 10.5)
Repurchase of common shares under NCIB	($ 73.8)	-	($ 73.8)
Cash Flows from (Used in) Financing Activities	($ 148.2)	($ 63.1)	($ 85.1)

Cash Flows from (Used in) Investing Activities

(in millions of dollars)

	Q3/07	**Q3/06**	**Increase/ (decrease) in cash**
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

Cash Flows from Investing Activities were $ 17.3 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	**Q3/06**	**Increase/ (decrease) in cash**
Capital expenditures primarily related to technology investments and leasehold improvements	($ 2.4)	($ 2.5)	$ 0.1
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Additions to intangible assets including TSX Quantum internal development costs	($ 2.1)	-	($ 2.1)
Net sale of marketable securities	$ 68.0	$ 38.4	$ 29.6
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Cash Flows from (Used in) Investing Activities	($ 11.3)	($ 38.7)	$ 27.4

Cash Flows Used in Investing Activities were $ 27.4 million lower in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Capital expenditures primarily related to technology investments and leasehold improvements	($ 4.6)	($ 3.6)	($ 1.0)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Additions to intangible assets including TSX Quantum internal development costs	($ 4.0)	-	($ 4.0)
Net sale (purchase of) marketable securities	$ 15.8	($ 35.1)	$ 50.9
Cash Flows from (Used in) Investing Activities	($ 11.3)	($ 38.7)	$ 27.4

Contractual Obligations[4]

In June 2007, we upgraded our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over three years, replace existing operating leases and will be in line with current trading engine spending.

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[4] The "**Contractual Obligations**" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

NGX Collateral Arrangements and Clearing Backstop Fund[5]

As part of its clearing operations, NGX becomes the counterparty to each transaction conducted through its electronic trading platform. To backstop its clearing operations, NGX currently has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

On October 31, 2007, our Board of Directors approved an increase in the NGX clearing backstop fund to US $100 million to accommodate the anticipated growth in transaction activity. The previously secured guarantee of $30 million will be replaced by an unsecured guarantee of US $100 million.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Change in Accounting Policy

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit on January 1, 2007 by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q3/07 or the first nine months of 2007 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

---

[5] The "**NGX Collateral Arrangements and Clearing Backstop Fund**" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Marketable Securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording accumulated other comprehensive income of $0.6 million as of January 1, 2007. As financial assets, these investments were recorded at fair value and unrealized gains of $0.8 million and unrealized losses of $3.0 million were recorded in investment income in Q3/07 and the first nine months of 2007, respectively.

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders as an adjustment to income. The fair values of the total return swaps were $1.1 million at September 30, 2007 and $2.6 million at September 30, 2006. During Q3/07 and the first nine months of 2007, unrealized gains of $2.2 million and $ Nil, respectively, were reflected as a decrease in compensation and benefits costs and general and administration costs. During Q3/06 and the first nine months of 2006, unrealized gains of $2.2 million and $1.4 million, respectively, were reflected as a decrease in compensation and benefits costs and general and administration costs.

NGX - Fair Value of Open Energy Contracts

As part of its clearing operations, NGX becomes the central counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to the changes in the fair value of the undelivered physically settled trading contracts and the forward financially settled trading contracts as open energy contracts. At September 30, 2007, we recorded a receivable of $81.1 million related to the fair value of open energy contracts and an offsetting payable of $81.1 million. We did not record the fair value of open energy contracts, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the open energy contracts have no impact on net income.

Critical Accounting Estimates

Long-term incentive plan

We have a long-term incentive plan under which we may grant RSUs. RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. In prior years, these obligations were estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of these obligations. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligations in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase these obligations and compensation and benefits costs by $0.4 million and $1.9 million for Q3/07 and the first nine months of 2007, respectively. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

Strategy[6]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and PC-Bond. We also added to our energy business in 2006 when NGX acquired Oxen, which owns Alberta Watt Exchange Limited. In June 2007, we acquired Equicom, a leading provider of investor relations and related corporate communication services in Canada. In September 2007, we entered into an agreement with Enbridge Inc. and Circuit Technology Limited to acquire all of the shares of NetThruPut Inc. ("NTP") after March 15, 2009. NTP is the leading Canadian electronic platform and clearing facility for crude oil.

In 2007, we announced two significant initiatives with other world-class marketplaces:

Derivatives

On March 5, 2007, we announced the creation of DEX, a new derivatives exchange to be launched with ISE. DEX will pair our pre-eminent position as the leading market for Canadian

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[6] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

securities with ISE's superior derivatives trading platform, including OMX's trade match engine and ISE's complementary suite of technology. On August 15, 2007 we announced an agreement with TSX Inc. and Standard & Poor's to secure exclusive use of S&P/TSX+ equity indices in connection with options, futures and options on futures, beginning in 2009. In Q3/07, CDEX entered into an agreement with OMX to deliver and support a new trading system for DEX.

Energy trading and clearing

On March 28, 2007, we announced a technology and clearing alliance with the IntercontinentalExchange Inc. ("ICE"). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in December 2007.

Forward-Looking Statements, Risks and Uncertainties

This MD&A, in particular the sections under the headings **Issuer Services Revenue** Changes to Listing Fees for 2008, **Trading and Related Revenue** Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007, **Market Data Revenue** Changes to Market Data Pricing for 2008, **NGX Collateral Arrangements and Clearing Backstop Fund, Contractual Obligations** and **Strategy**, contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our

+ "S&P", as part of the composite mark of S&P/TSX refers to a trademark of The McGraw-Hill Companies, Inc. and is used under license.

2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Quarterly Information

(in thousands of dollars except per share amounts)

	Sept. 30 /07	June 30/07	Mar. 31 /07	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06	Dec. 31 /05
Revenue	$106,127	$106,230	$101,176	$91,025	$81,197	$92,612	$88,013	$76,264
Net Income	42,682	39,128	36,448	35,116	33,217	28,464	34,727	27,813
Earnings per share:								
Basic	0.63	0.57	0.53	0.51	0.49	0.42	0.51	0.41
Diluted	0.62	0.57	0.53	0.51	0.48	0.41	0.50	0.40

2006

- Revenue in Q1/06 improved over revenue in Q4/05 primarily due to higher trading, issuer services and market data revenue. Net income for Q1/06 increased over net income for Q4/05, primarily due to the increased revenue partially offset by higher overall expenses.

- Revenue in Q2/06 improved over revenue in Q1/06 primarily due to higher market data, issuer services and trading revenue. However, net income for Q2/06 decreased over net income for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, largely as a result of these changes in federal corporate tax rates.

- Revenue in Q3/06 declined over revenue in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. Net income for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased revenue and higher overall expenses.

- Revenue in Q4/06 improved over revenue in Q3/06 primarily due to higher trading, market data and issuer services revenue. Net income for Q4/06 increased over Q3/06 primarily due to the increased revenue partially offset by higher overall expenses.

2007

- Revenue in Q1/07 improved over revenue in Q4/06 primarily due to higher market data and issuer services revenue. Net income for Q1/07 increased over Q4/06 primarily due to the increased revenue partially offset by higher overall expenses.

- Revenue in Q2/07 improved over revenue in Q1/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q2/07 increased over Q1/07 primarily due to the increased revenue and lower overall expenses, somewhat offset by lower investment income.

- Revenue in Q3/07 declined slightly over revenue in Q2/07. Increased revenue from issuer services was more than offset by decreases in other sources of revenue. Net income for Q3/07 increased over Q2/07 primarily due to higher investment income and lower income taxes.

October 31, 2007

Form 52-109F1 - Certification of Annual Filings

I, Richard Nesbitt, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2007

"Richard Nesbitt"

Richard Nesbitt
Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Michael Ptasznik, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2007

"Michael Ptasznik"

Michael Ptasznik
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Richard Nesbitt, Chief Executive Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

"Richard Nesbitt"

Richard Nesbitt
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Michael Ptasznik, Chief Financial Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 25, 2007

"Michael Ptasznik"

Michael Ptasznik
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Richard Nesbitt, Chief Executive Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 25, 2007

"Richard Nesbitt"

Richard Nesbitt
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Michael Ptasznik, Chief Financial Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 25, 2007

"Michael Ptasznik"

Michael Ptasznik
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Richard Nesbitt, Chief Executive Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 31, 2007

"Richard Nesbitt"

Richard Nesbitt
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Michael Ptasznik, Chief Financial Officer, TSX Group Inc, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of TSX Group Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 31, 2007

"Michael Ptasznik"

Michael Ptasznik
Chief Financial Officer

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

TSX GROUP INC.
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Item 2. Date of Material Change

December 10, 2007

Item 3. News Release

News releases were distributed on December 10, 2007 and December 12, 2007. A copy of the news releases are attached as Schedule "A" and Schedule "B", respectively.

Item 4. Summary of Material Change

TSX Group Inc. ("TSX Group") and Montréal Exchange Inc. ("MX") announced that they have entered into a Combination Agreement pursuant to which TSX Group will indirectly acquire all of MX's outstanding common shares for total consideration of approximately 15.3 million TSX common shares and approximately $428 million in cash.

Item 5. Full Description of Material Change

TSX Group and MX announced that they have entered into a combination agreement on December 10, 2007 (the "Combination Agreement") pursuant to which TSX Group will indirectly acquire all of MX's outstanding common shares for total consideration of approximately 15.3 million TSX common shares and approximately $428 million in cash.

Under the terms of the Combination Agreement, MX shareholders will receive, at the election of each holder:

- 0.7784 of a common share of TSX Group (the equivalent of $39.00 as at the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or
- $39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

The Combination Agreement was approved by both the Boards of Directors of TSX Group and MX. The Board of Directors of MX has agreed to recommend that the MX Shareholders vote in favor of the Amalgamation (as defined herein).

BMO Nesbitt Burns Inc. and Desjardins Securities Inc., financial advisors to TSX Group, have each delivered an opinion to the TSX Board of Directors, dated December 10, 2007, to the effect that, as at that date, and based upon the assumptions, limitations and considerations set forth in their respective opinions, the consideration to be paid under the Amalgamation is fair from a financial point of view to TSX Group.

Certain directors and officers of MX, who hold approximately 7.0% of MX common shares outstanding, have irrevocably agreed to vote their shares in favour of the Amalgamation. In addition, on December 12, 2007, NYMEX Holdings, Inc. ("NYMEX"), the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares, agreed to support and vote in favour of the Amalgamation. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the Combination Agreement in order to accept a superior proposal.

The combination will be effected by way of an amalgamation of MX with an indirect wholly-owned subsidiary of TSX Group under Part1A of the *Companies Act* (Québec) (the "Amalgamation"), requiring the approval of two-thirds of the votes cast by the shareholders of MX present at the meeting or represented by proxy. The management information circular containing the terms of the Amalgamation is currently expected to be mailed to holders of MX Shareholders on or about January 14, 2008. A special meeting will be held to consider the amalgamation on or about February 13, 2008. The Amalgamation will also be subject to any required minority approvals under securities laws and to regulatory approvals, including approvals of the Autorité des marchés financiers ("AMF"), the Competition Bureau, Toronto Stock Exchange, the United States Securities and Exchange Commission and to certain other customary conditions for an agreement of this nature.

The Amalgamation is expected to close in the first quarter of 2008. At the time of its next annual shareholders' meeting following the effective date of the combination, TSX Group will propose changing its name to TMX Group Inc. ("TMX Group").

The following description of certain terms of the Combination Agreement is a summary only. Reference is made to the Combination Agreement, a copy of which was filed on SEDAR by TSX Group on December 10, 2007. Unless otherwise defined herein, capitalized terms used below have the meaning ascribed in the Combination Agreement.

Undertakings

In the Combination Agreement, TSX Group and MX have agreed to certain undertakings that TSX Group will provide to the AMF, as well as certain matters that will form part of the regulatory recognition order relating to MX following the Amalgamation.

The AMF will continue as the lead regulator for MX's operations, and TMX Group will remain subject to a 10% ownership restriction, amendments to which will require the approval of each of the AMF and the Ontario Securities Commission.

MX Non-Solicitation; Termination Fee

Subject to limited exceptions, MX has agreed in the Combination Agreement to certain provisions preventing it from soliciting additional Acquisition Proposals. The Combination Agreement also provides for the payment of a termination fee to TSX Group by MX of $45.7 million if the Amalgamation is not completed upon the occurrence of certain events, including if the MX terminates the Combination Agreement to accept a Superior Proposal.

Covenants; Representations and Warranties

TSX Group has agreed that prior to the Effective Date, TSX Group shall, and shall cause each of its subsidiaries to, conduct its business only in the usual and ordinary course of business consistent with past practice and not to undertake certain types of restricted activities or transactions unless MX otherwise agrees or unless otherwise expressly contemplated or permitted by the Combination Agreement. TSX Group has also made certain customary representations and warranties to the MX with respect to, among other things, corporate existence, corporate authorization, capitalization, no conflicts, governmental authorization, absence of certain changes, certain aspects of TSX Group's assets and business, and adequacy of financing arrangements.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8. Executive Officer

For further information please contact Michael Ptasznik, Chief Financial Officer, at (416) 947-4791.

Item 9. Date of Report

December 13, 2007

SCHEDULE "A"


Montréal
Exchange


TSX group
TSX

TSX GROUP AND MONTRÉAL EXCHANGE JOIN FORCES TO CREATE TMX GROUP

- Combination creates an integrated, multi-asset class exchange group
- Combination strengthens Montréal's position as the Canadian centre for derivatives expertise
- MX shareholders to receive 0.5 of a common share of TSX Group and $13.95 in cash, after the effect of full proration
- Represents $39.00 in value per MX common share based on the November 28, 2007 unaffected price of TSX Group common shares
- Represents $42.56 in value per MX common share based on the December 7, 2007 closing price of TSX Group common shares
- MX Board of Directors recommends that MX shareholders vote in favour of the combination

December 10, 2007 (MONTRÉAL and TORONTO) – Montréal Exchange Inc. (MX) and TSX Group Inc. (TSX Group) today announced that they have agreed to combine their organizations to create TMX Group Inc. (TMX Group), a leading integrated exchange group.

"This combination grows out of a common vision for the future of the Canadian capital markets. Customers in Canada and internationally will benefit from increased liquidity levels, accelerated product development, a fully diversified product suite, and superior technology," said Richard Nesbitt, Chief Executive Officer of TSX Group. Luc Bertrand, President and Chief Executive Officer of the Montréal Exchange continued, "The new group will redefine the Canadian capital markets and strengthen its global positioning. TMX Group will list, trade, clear and offer market data for both cash and derivatives markets across multiple asset classes."

"We are creating a new exchange group that builds on the respective strengths and successes of both organizations," said Mr. Bertrand. "I am enthusiastic about the future of the derivatives markets that Montréal Exchange has been building for many years. Through this agreement, Montréal will remain the centre of Canada's derivatives markets."

"The combination is an important milestone in the development of the Canadian capital markets, delivering benefits to all market participants and the shareholders of both organizations," said Mr. Nesbitt. "We believe that an integrated national exchange is the optimal solution to meet the evolving requirements of our broader customer base."

The head office of TMX Group will be located in Toronto. The Board of Directors, with 18 members initially, will be chaired by Wayne Fox, the current chair of TSX Group. It will include five MX designated board members, including Mr. Bertrand. The agreement requires that 25% of the directors of TMX Group be residents of Québec.

The head office of MX and the derivatives trading and related product operations will remain in Montréal. The Canadian Derivatives Clearing Corporation (CDCC) will expand its clearing mandate and continue to have its head office in Montréal. MX will also continue to manage the Montréal Climate Exchange as it develops into a leading market for exchange traded environmental products in Canada. The Autorité des marchés financiers (AMF) will continue as the lead regulator for MX's operations. TMX Group will remain subject to a 10% ownership restriction, amendments to which will require the approval of each of the Autorité des marchés financiers and the Ontario Securities Commission.

Under the terms of the agreement, Mr. Nesbitt will be the Chief Executive Officer and Mr. Bertrand will be the Deputy Chief Executive Officer of TMX Group. Mr. Bertrand will continue


Montréal
Exchange


TSX group
TSX

in his role as President and Chief Executive Officer of MX. He will also assume responsibility for information technology of the TMX Group.

Compelling Strategic Rationale for the Combination

The combination of TSX Group and MX will create a leading exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives operations. By bringing together their respective knowledgeable and experienced teams, TMX Group will have the resources and scale to develop and successfully market new capital markets products, high value data services and to offer an integrated clearing solution to an enlarged and international customer base. Furthermore, TMX Group expects strong prospects for growth outside of Canada, particularly in the U.S. via MX's interest in Boston Options Exchange (BOX), to which TMX Group is strongly committed. This will place TMX Group in the best position to compete in today's rapidly evolving and increasingly competitive global financial marketplace.

As an integrated exchange, MX offers trading and clearing of standardized financial derivatives products on its proprietary technology platform both in Canada and abroad, including through its significant ownership interest in BOX. MX's trading volume in its core markets grew at a compound annual growth rate (CAGR) of 29% from 2002 to 2006. MX's product portfolio is fully complementary to that of TSX Group, and with the combination, TSX Group is investing in a high growth business while further diversifying its revenue base.

TSX Group owns and operates Canada's pre-eminent equity markets that list more mining and oil & gas issuers globally than any other exchange group. Trading volume of the 3,942 issuers listed on its equity exchanges grew at a CAGR of 21% from 2002 to 2006. TSX Group also owns Natural Gas Exchange, a leading North American exchange for the trading and clearing of natural gas and electricity contracts, and Shorcan Brokers Limited, Canada's first fixed income inter-dealer broker.

The combination is expected to create significant value for TSX Group and MX shareholders through TMX Group's enhanced growth profile and opportunity to realize meaningful synergies. Cost synergies of $25 million per annum are targeted. These synergies are expected to be achieved through optimizing technology platforms, rationalizing premises and data centres and reducing corporate costs. Depending on the closing date, synergies will be partially phased in during 2008, with most of the synergies expected to be realized in 2009. In addition, revenue synergies will be targeted through the development of new trading, clearing and market data products and by leveraging the broader platform across multiple asset classes.

"The transaction will result in a fully integrated marketplace creating a strong platform from which to continue our international expansion strategy," said Wayne Fox, Chair of TSX Group. "We look forward to building on Montréal Exchange's success and to contributing to the continued growth of Montréal's financial sector."

"The MX Board of Directors has approved entering into this transaction and recommends that MX shareholders vote in favour of the combination," said Jean Turmel, Chairman of the Montréal Exchange. The agreement we have reached delivers significant shareholder value and will enhance Montréal's position in the national and global derivatives business."

Terms of the Agreement

MX and TSX Group have entered into a combination agreement (Agreement) pursuant to which TSX Group will indirectly acquire all of MX's outstanding common shares for total consideration of 15.3 million TSX Group common shares and $428 million in cash.


Montréal
Exchange


TSX group
TSX

Under the terms of the Agreement, MX shareholders will receive, at the election of each holder:

- 0.7784 of a common share of TSX Group (the equivalent of $39.00 as at the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or
- $39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

Those directors and officers of MX who hold approximately 7.0% of MX common shares outstanding, have irrevocably agreed to vote their shares in favour of the amalgamation.

Financial Parameters of the Arrangement

TSX Group plans to satisfy the cash portion of the purchase price and other transaction-related capital management initiatives through:

- available cash on hand, and
- a three-year $430 million term facility and a three-year $50 million revolving credit facility underwritten by BMO Capital Markets and Caisse Centrale Desjardins.

With this financing plan, TMX Group will move to a more efficient capital structure. Additionally, TMX Group may continue to make purchases under its existing normal course issuer bid (NCIB) and may, at its expiry, renew its NCIB to permit the repurchase of up to 10% of its pro forma common shares, subject to market circumstances and applicable regulatory requirements. TMX Group intends to continue TSX Group's existing dividend policy.

In connection with TSX Group's existing NCIB announced on August 1, 2007, TSX Group will be terminating its pre-defined plan with its appointed broker that permits TSX Group to repurchase its common shares at times when TSX Group would ordinarily not be active in the market.

The combination is expected to be accretive to earnings per share before transaction amortization in 2009, provided the company repurchases the maximum number of common shares available under the NCIB.

Transaction Process

The combination will be effected by way of an amalgamation of MX with an indirect wholly-owned subsidiary of TSX Group under Part1A of the *Companies Act* (Québec), requiring the approval of two-thirds of the votes cast by the shareholders of MX. A special meeting will be held to consider the amalgamation on or about February 13, 2008. The combination will also be subject to any required minority approvals under securities laws and to regulatory approvals, including approvals of the AMF, the Competition Bureau, Toronto Stock Exchange, the United States Securities and Exchange Commission and to certain other customary conditions for an agreement of this nature.

The amalgamation is expected to close in the first quarter of 2008. At the time of its next annual shareholders' meeting, TSX Group Inc. will propose changing its name to TMX Group Inc.


Montréal
Exchange


TSX group
TSX

Other Transaction Terms

MX has agreed to pay TSX a termination fee of $46 million in certain circumstances if the amalgamation is not completed. The Agreement includes customary non-solicitation and right to match provisions. Full details of the amalgamation will be included in an information circular which will be mailed to MX shareholders on or about January 14, 2008.

Financial and Legal Advisors

BMO Capital Markets and Desjardins Securities acted as financial advisors to TSX Group. In addition, TSX Group's Board of Directors received fairness opinions from the company's financial advisors that the consideration to be provided under the amalgamation is fair from a financial point of view to TSX Group. UBS Securities acted as strategic advisor to TSX Group with respect to the international aspects of the transaction.

Citigroup Global Markets and National Bank Financial acted as financial advisors to MX. In addition, MX's Board of Directors received fairness opinions from the company's financial advisors that the consideration to be received under the amalgamation is fair from a financial point of view to MX shareholders.

Davies Ward Phillips & Vineberg acted as legal counsel to TSX Group and Ogilvy Renault acted as legal counsel to MX. Cleary Gottlieb Steen & Hamilton acted as U.S. counsel to TSX Group.

Non-GAAP Financial Measures

Earnings per share (EPS) before transaction amortization does not have a standardized meaning as prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We may present this measure in order to quantify the impact of combining TSX Group with MX on financial performance and cash flows. Management will use this measure to assess the effectiveness of combining organizations to serve customers and grow our business.


Montréal
Exchange


TSX group
TSX

Forward-Looking Statements, Risks and Uncertainties

This press release contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments, synergies, and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Neither TSX Group nor MX undertakes to update or revise any forward-looking statement that may be made from time to time by either of them or on either of their behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our respective strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's and CDCC's clearing operations; the risks associated with the credit of our customers; our cost structures being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including TSX Group's 2006 Annual MD&A and Annual Information Form, MX's 2007 Non-offering Prospectus and other continuous disclosure documents filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.


Montréal
Exchange


TSX group
TSX

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.

About Montréal Exchange Inc.

MX is the Canadian derivatives exchange. MX offers trading in Canadian interest rate, index and equity derivatives. Clearing, settlement and risk management services are provided by an AA rated clearing house, the Canadian Derivatives Clearing Corporation, fully owned by the MX. MX's integrated trading and clearing services are supported by a proprietary suite of exchange technologies, known as SOLA®. MX also has interests in: the Boston Options Exchange (BOX), a U.S. automated equity options market, for which MX is the technical operator; the Canadian Resources Exchange (CAREX), a new corporation created with NYMEX that is dedicated to developing the Canadian energy market; and the Montréal Climate Exchange (MCeX), a joint venture with the Chicago Climate Exchange®, aiming to establish the leading market for publicly traded environmental products in Canada.

Teleconference / Audio Webcast

MX and TSX Group will host a teleconference / audio webcast to discuss the transaction

Investor Conference Call

	December 10 at 8:30 a.m.: Financial analysts' teleconference.
In English:	514 861-4190 1-800-952-4972 (toll-free in North America)
In French: (simultaneous translation)	514 861-1531 1-877-461-2815 (toll-free in North America)
	Replay: A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245469#. For French, enter passcode 3245470#.


Montréal
Exchange


TSX group
TSX

Media Conference Call

December 10 at 10:00 a.m.: Media teleconference.

In English: 514 861-1681
1-866-225-0198 (toll-free in North America)

In French: (simultaneous translation) 514 861-4190
1-877-667-7766 (toll-free in North America)

Replay:
A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245472#.
For French, enter passcode 3245474#.

These teleconferences will be Webcast live and archived for 90 days on the MX website: www.m-x.ca as well as the TSX website: www.tsx.com.

The WEB links are :

8:30 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=7637FD19-6074-4BE8-9E39-836A0350C82E
or
http://events.startcast.com/events/206/B0015

French:
http://events.startcast.com/events/launch.asp?EventID=A808A49A-01DD-4610-92D6-AC9CDE538A80
or
http://events.startcast.com/events/206/B0016

10 :00 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=D8117E03-9D8C-4E6B-AE16-54A7561D80E6
or
http://events.startcast.com/events/206/B0017

French:
http://events.startcast.com/events/launch.asp?EventID=63A14546-75ED-42AF-A5B1-B20C2BBBFC1A


Montréal
Exchange


TSX group
TSX

or
http://events.startcast.com/events/206/B0018

For further information please contact:

Steve Kee
Director, Corporate Communications
TSX Group
(416) 947-4682
steve.kee@tsx.com

Paul Malcolmson
Director, Investor and Public Relations
TSX Group
(416) 947-4317
paul.malcolmson@tsx.com

JeanCharles Robillard
Director, Investor Relations and Communications
Montréal Exchange
(514) 871-3551
jcrobillard@m-x.ca

SCHEDULE "B"


TSX group
TSX

NYMEX ENTERS INTO AGREEMENT WITH TSX GROUP TO SUPPORT AND VOTE IN FAVOUR OF COMBINATION WITH MONTRÉAL EXCHANGE

December 12, 2007 (TORONTO) –TSX Group Inc. (TSX Group) today announced that it has entered into a voting and support agreement with NYMEX Holdings, Inc. (NYMEX) by virtue of which NYMEX has agreed to support and vote in favour of the previously announced combination between TSX Group and Montréal Exchange Inc. (MX) to create TMX Group Inc., a leading integrated exchange group. NYMEX is the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the combination agreement in order to accept a superior proposal.

TSX Group has previously announced that directors and officers of MX holding approximately 7% of the MX common shares, in the aggregate, have irrevocably agreed to vote their shares in favour of the combination.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.


TSX group
TSX

For further information please contact:

Steve Kee
Director, Corporate Communications
TSX Group
(416) 947-4682
steve.kee@tsx.com

Paul Malcolmson
Director, Investor and Public Relations
TSX Group
(416) 947-4317
paul.malcolmson@tsx.com

FORM 51-102F3
Material Change Report

1. Name and Address of Company

TSX GROUP INC.
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

2 Date of Material Change

January 7, 2008

3. News Release

News releases were distributed on January 7, 2008. A copy of the news releases are attached as Schedule "A" and Schedule "B", respectively.

4. Summary of Material Change

On January 7, 2008, TSX Group Inc. ("TSX Group") announced that Richard Nesbitt has resigned as the Chief Executive Officer of TSX Group and has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. TSX Group also announced the appointments of Rik Parkhill, Executive Vice President of TSX Group and Michael Ptasznik, Chief Financial Officer of TSX Group, as interim Co-Chief Executives of TSX Group effective January 7, 2008.

5. Full Description of Material Change

On January 7, 2008, TSX Group announced that Richard Nesbitt has resigned as the Chief Executive Officer of TSX Group and has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. TSX Group also announced the appointments of Rik Parkhill, Executive Vice President of TSX Group and Michael Ptasznik, Chief Financial Officer of TSX Group, as interim Co-Chief Executives of TSX Group effective January 7, 2008.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Executive Officer

For further information please contact Sharon C. Pel, Senior Vice President, Legal and Business Affairs, at (416) 947-4300.

9. Date of Report

January 8, 2008

SCHEDULE "A"

TSX group 

RICHARD NESBITT TO LEAVE TSX GROUP

Chief Executive Moves to Pursue New Opportunity In Canadian Financial Services

JANUARY 7, 2008 (TORONTO) -- TSX Group Inc. today announced the resignation of Chief Executive Officer, Richard Nesbitt to pursue a new opportunity in Canadian financial services.

Mr. Nesbitt will be continuing in his role at TSX Group until February 27, 2008. The Board of Directors of TSX Group will be making additional announcements regarding leadership at TSX Group in due course.

Wayne Fox, Chair of TSX Group Inc., said, "We wish Richard every success in the next stage of his career. He has been a leader during tremendous change in the organization. He leaves behind a strong management team that will continue to execute on the organization's growth strategy as it has in the past."

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


tsx group
TSX

furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

SCHEDULE "B"


TSX group
TSX

TSX Group Inc. - Interim Leadership Announced

Co- Chief Executives Named

JANUARY 7, 2008 (Toronto): TSX Group Inc. announced today the appointments of Rik Parkhill, Executive Vice President of TSX Group and President of TSX Markets, and Michael Ptasznik, Chief Financial Officer of TSX Group as interim Co-Chief Executives of the Corporation effective immediately.

TSX Group Chief Executive Officer Richard Nesbitt announced his resignation earlier today to accept a senior appointment at another financial services company. Mr. Nesbitt has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. The Governance Committee of the Corporation will identify a permanent successor to Mr. Nesbitt. The Committee will begin its work immediately.

The interim arrangement announced today is designed to ensure complete consistency of service delivery and management of the Corporation until the Board can identify a permanent new chief executive officer. Mr. Wayne Fox, Chair of the Board, will maintain an active dialogue with the Co-Chief Executives during this time.

Mr. Nesbitt has been assisted by a seasoned and respected senior management team and the Board relies on their demonstrated experience and professional discipline. No changes in responsibilities are contemplated for members of the senior management team other than those created by today's appointments to these interim positions.

Bio Rik Parkhill (attached)

Bio Michael Ptasznik (attached)

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

profile


TSX markets
TSX

Rik Parkhill
President, TSX Markets



Rik Parkhill is President, TSX Markets, a division of the TSX Group that manages the trading business. Mr. Parkhill is also responsible for the listings business of the Toronto Stock Exchange, Canada's senior equity exchange. He holds the position of Executive Vice-President, TSX Group and is a member of the TSX Group's senior management team. He is also a member of the CanDeal Inc. Board of Directors.

Mr. Parkhill's mandate is to expand the strategic focus of TSX Markets and the Toronto Stock Exchange by leveraging the competitive position of both of these businesses into new markets. He plays a key role in identifying opportunities to create new products and services that meet the needs of the investment community.

Mr. Parkhill has more than 20 years experience in the capital markets. Prior to joining TSX Markets, he was Executive Vice-President, Head of Capital Markets-Investment Banking at Research Capital Corporation. Mr. Parkhill has also worked at Jones Heward and BZW Canada, and has held the titles of oil and gas analyst, head of research, and head of institutional equities.

A graduate of Queen's University, Mr. Parkhill also has experience in financial management and financial systems administration. In this capacity, he has worked for several organizations, including the House of Commons.

TSX Group
The Exchange Tower
130 King Street West
Toronto, ON Canada M5X 1J2
1 (888) 873-8392
info@tsx.com

profile


TSX group
TSX

Michael Ptasznik
Chief Financial Officer, TSX Group



Michael Ptasznik is Chief Financial Officer of TSX Group, which operates Canada's two national stock exchanges serving the senior equity and public venture equity markets as well as NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts. He is responsible for a range of strategic functions including strategic and financial planning and reporting, corporate development, risk management, corporate communications and investor relations at TSX Group. He is also a member of the CanDeal Inc. Board of Directors.

Prior to his promotion to CFO, Mr. Ptasznik held several senior positions at Toronto Stock Exchange including Vice President, Finance & Administration, Director, Financial Planning & Analysis, and Director, Finance & Administration.

Before joining Toronto Stock Exchange in 1996, Mr. Ptasznik held a number of positions in Finance at Procter & Gamble Canada Inc. Mr. Ptasznik serves on the Board of Directors of the Canadian Depository for Securities Limited and the Finance Committee of the Canadian Capital Markets Association.

Mr. Ptasznik graduated from Wilfrid Laurier University with a B.B.A.(Honours). He obtained his Certified Management Accountant designation from the Society of Management Accountants of Ontario in 1992 and in 2007 he earned the designation of Chartered Director (C.Dir.) from McMaster University.

TSX Group
The Exchange Tower
130 King Street West
Toronto, ON Canada M5X 1J2
1 (888) 873-8392
info@tsx.com

TSX group 

MEDIA RELEASE
FOR IMMEDIATE RELEASE

The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4682
F (416) 947-4662
steve.kee@tsx.com

January 31, 2007

TSX Group Inc. Reports Results for Fourth Quarter and Full Year 2006

- Quarterly revenue of $91.0 million, up 19% over Q4/05
- Diluted earnings per share of 51 cents for Q4/06, versus 40 cents in Q4/05
- Full year 2006 revenue of $352.8 million, up 22% over 2005
- Full year 2006 net income of $131.5 million, up 27% over 2005

Note: All references to common shares issued and outstanding, common shares reserved for issuance, and options outstanding have been restated to reflect the impact of the two-for-one stock split which was effective May 17, 2005.

TORONTO – TSX Group Inc. [TSX:X] announced results for the fourth quarter and full year ended December 31, 2006:

(in millions of dollars, except per share amounts)

	Q4/06	Q4/05	Increase / (decrease)	% increase/ (decrease)
Revenue	$ 91.0	$ 76.3	$ 14.7	19%
Expenses	$ 39.3	$ 34.7	$ 4.6	13%
Net income	$ 35.1	$ 27.8	$ 7.3	26%
Earnings per share:				
Basic	$ 0.51	$ 0.41	$ 0.10	24%
Diluted	$ 0.51	$ 0.40	$ 0.11	28%
Cash Flows from Operating Activities	$ 38.2	$ 52.5	($ 14.3)	(27%)

(in millions of dollars, except per share amounts)

	2006	2005	Increase / (decrease)	% increase / (decrease)
Revenue	$ 352.8	$ 290.0	$ 62.8	22%
Expenses	$ 148.3	$ 139.2	$ 9.1	7%
Net income	$ 131.5	$ 103.4	$ 28.1	27%
Earnings per share:				
Basic	$ 1.92	$ 1.52	$ 0.40	26%
Diluted	$ 1.91	$ 1.51	$ 0.40	26%
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4	13%

Richard Nesbitt, Chief Executive Officer of TSX Group, said "We are proud of our accomplishments in 2006 with multiple records being set once again. The market capitalization of our listed issuers exceeded $2 trillion for the first time ever as the number of issuers listed on both of our equity exchanges continued to grow. Our customers set new records for the volume of securities traded on both of our equity exchanges. We implemented important changes in our fee model that are beneficial to our customers and also continued to introduce trading system enhancements in 2006 aimed at optimizing execution speeds and adding further capacity. In TSX Datalinx, the fastest growing primary revenue stream in 2006, we set a new record with over 139,000 market data subscriptions at year end."

Commenting specifically on TSX Group's financial results for the fourth quarter of 2006, Michael Ptasznik, Chief Financial Officer, said "We are very pleased with the 28% growth in EPS over the fourth quarter of 2005. This reflects revenue growth across our business including the benefits from further diversification into both fixed income and energy trading. At the same time, we continued to see solid growth from our core business."

Quarter Ended December 31, 2006 compared with Quarter Ended December 31, 2005

Revenue

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in Q4/06 and Q4/05.

(in millions of dollars)

	Reported				*Received**			
	Q4/ 06	**Q4/ 05**	**$ increase**	**% increase**	**Q4/ 06**	**Q4/ 05**	**$ increase**	**% increase**
Initial listing fees	$ 3.0	$ 2.5	$ 0.5	20%	$ 6.7	$ 6.6	$ 0.1	2%
Additional listing fees	$ 9.6	$ 7.9	$ 1.7	22%	$ 22.2	$ 19.6	$ 2.6	13%
*Sustaining listing fees***	$ 15.7	$ 12.7	$ 3.0	24%	$ 15.7	$ 12.7	$ 3.0	24%
Total listing fees	$ 28.3	$ 23.1	$ 5.2	23%	$ 44.6	$ 38.9	$ 5.7	15%

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of listing fees received* to listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q4/06**	**Q4/05**
Initial listing fees received*	$ 6.7	$ 6.6
Initial listing fees received* and deferred to future periods	($ 6.6)	($ 6.5)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 2.9	$ 2.4
Initial listing fee revenue reported	$ 3.0	$ 2.5

Additional Listing Fees (in millions of dollars)	**Q4/06**	**Q4/05**
Additional listing fees received*	$ 22.2	$ 19.6
Additional listing fees received* and deferred to future periods	($ 21.9)	($ 19.6)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 9.3	$ 7.9
Additional listing fee revenue reported	$ 9.6	$ 7.9

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from January 1, 1997 to December 31, 2006 compared with the period from January 1, 1996 to December 31, 2005. *Initial and additional listing fees received** in Q4/06, as compared with Q4/05, reflect changes in the value of securities listed and reserved in the respective quarters, as well as changes to the pricing model that were implemented in Q1/06.

- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2005 compared with the end of 2004. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees.

---

* See discussion under the heading Non-GAAP Financial Measures.

In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2006.

Trading and Related Revenue

(in millions of dollars)

	Q4/06	Q4/05	$ increase	% increase
Capital Markets	$ 30.2	$ 28.5	$ 1.7	6%
Energy Markets	$ 5.2	$ 4.6	$ 0.6	13%
Total trading and related fees	$ 35.4	$ 33.1	$ 2.3	7%

Capital Markets

- *Trading and Related* revenue reflects a 35% increase in the total volume of securities traded in Q4/06 on Toronto Stock Exchange and TSX Venture Exchange over Q4/05 (31.3 billion securities in Q4/06 versus 23.1 billion securities in Q4/05). Given that we converted to a volume-based fee structure from a value-based fee model effective July 1, 2006, it is difficult to compare trading and related revenue in Q4/06 to Q4/05.

- The volume-based fee structure better aligns our trading fees with the prevailing model in U.S. marketplaces and replaced the value-based fee model for most issues. This model *gives* market participants an incentive to enter orders in the central limit order book. When liquidity is added to the central limit order book, executed passive orders receive a credit on a per security basis, and when liquidity is removed from the central limit order book, each executed active order is charged on a per security basis. While we implemented a volume-based model for TSX Venture Exchange issues, there are no credits provided for passive order flow. To further encourage trading on our equity exchanges, discounts are available to customers based on both the volume of securities traded and total trading revenue for the month.

- In addition, revenue from Shorcan Brokers Limited (Shorcan) for December 2006 has been included.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange (NGX) in Q4/06 increased by 5% over Q4/05 (2.3 million terajoules in Q4/06 versus 2.2 million terajoules in Q4/05).

- The increase was also attributable to the inclusion of revenue from Oxen Inc. following its acquisition in October 2006.

Market Data Revenue

(in millions of dollars)

Q4/06	Q4/05	$ increase	% increase
$ 23.9	$ 17.9	$ 6.0	34%

- *Market Data* revenue increased due to an 18% increase in the number of professional and equivalent real-time data subscriptions (over 139,000 at the end of 2006 versus over 118,000 at the end of 2005) partly due to increased sales of premium products as well as increased sales to U.S. customers.
- The increase was also due to revenue from recent initiatives including on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.
- The increase was also attributable to the inclusion of revenue from Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® analytics and related data assets following their acquisition on October 25, 2006.
- The increase was also due to fee changes that were effective April 1, 2006.
- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q4/05.

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

Q4/06	Q4/05	$ increase	% increase
$ 2.9	$ 2.0	$ 0.9	45%

- *Business Services* revenue increased due to providing additional services to existing and new customers.

Expenses

Compensation and Benefits

(in millions of dollars)

Q4/06	Q4/05	$ increase	% increase
$ 21.3	$ 15.0	$ 6.3	42%

- In Q4/05, *Compensation and Benefits* costs were reduced by a gain of approximately $4.5 million under a hedging program related to long-term based incentives, compared with a gain of $0.7 million in Q4/06.
- *Compensation and Benefits* costs increased due to higher costs related to salary increases, employee benefits and short term incentives.
- The increase was also partially due to an increase in the number of employees primarily due to the fourth quarter acquisitions of Shorcan, Oxen Inc. and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® analytics and related data assets (548 at December 31, 2006 versus 510 employees at December 31, 2005).

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Information and Trading Systems

(in millions of dollars)

Q4/06	Q4/05	$ increase	% increase
$ 5.7	$ 5.0	$ 0.7	14%

- *Information and Trading Systems* costs increased due to higher license fees and costs incurred to support a customer that generates *Business Services* revenue.

General and Administration

(in millions of dollars)

Q4/06	Q4/05	$ (decrease)	% (decrease)
$ 8.5	$ 10.7	($ 2.2)	(21%)

- *General and Administration* costs decreased due to reduced spending on marketing activities as well as lower capital taxes and directors' compensation.

Amortization

(in millions of dollars)

Q4/06	Q4/05	$ (decrease)	% (decrease)
$ 3.7	$ 4.0	($ 0.3)	(8%)

- *Amortization* costs decreased primarily reflecting reduced depreciation of tangible assets, partially offset by an increase in the amortization related to the intangible assets associated with acquisitions made in Q4/06.

Income from Investment in Affiliate

(in millions of dollars)

Q4/06	Q4/05	$ increase
$ 0.0	($ 0.3)	$ 0.3

- *Income from Investment in Affiliate* represents TSX Group's share of CanDeal.ca Inc.'s (CanDeal) income of $37,000 for Q4/06 based on a 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding liquidity providers and buy-side institutional investors as well as continued cost containment measures.

Investment Income

(in millions of dollars)

Q4/06	Q4/05	$ increase	% increase
$ 4.9	$ 1.3	$ 3.6	277%

- *Investment Income* increased due to higher returns from investments in short-term bond and mortgage fund investments and an increase in cash and marketable securities during Q4/06 versus Q4/05.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q4/06	Q4/05	Q4/06	Q4/05
$ 21.6	$ 14.8	38%	35%

- The effective tax rate increased from approximately 35% for the fourth quarter of 2005 to approximately 38% for the fourth quarter of 2006 primarily due to an adjustment in the value of the future tax asset.

Year Ended December 31, 2006 compared with Year Ended December 31, 2005

Revenue

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in 2006 and 2005.

(in millions of dollars)

	Reported				Received*			
	2006	**2005**	**$ increase**	**% increase**	**2006**	**2005**	**$ increase**	**% increase**
Initial listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 28.4	$ 28.0	$ 0.4	1%
Additional listing fees	$ 35.9	$ 29.8	$ 6.1	20%	$ 86.3	$ 69.7	$ 16.6	24%
*Sustaining listing fees***	$ 61.2	$ 48.6	$ 12.6	26%	$ 61.2	$ 48.6	$ 12.6	26%
Total	$ 108.5	$ 87.7	$ 20.8	24%	$ 175.9	$ 146.3	$ 29.6	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "Deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight-line basis over an estimated service period of ten years.

---

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the year. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

The following is a reconciliation of listing fees received* to listing fees reported.

Initial Listing Fees (in millions of dollars)	2006	2005
Initial listing fees received*	$ 28.4	$ 28.0
Initial listing fees received* and deferred to future periods	($ 28.0)	($ 27.4)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 11.0	$ 8.7
Initial listing fee revenue reported	$ 11.4	$ 9.3

Additional Listing Fees (in millions of dollars)	2006	2005
Additional listing fees received*	$ 36.3	$ 69.7
Additional listing fees received* and deferred to future periods	($ 34.9)	($ 68.3)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 34.5	$ 28.4
Additional listing fee revenue reported	$ 35.9	$ 29.8

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1996 to December 31, 2006 compared with the period from April 1, 1995 to December 31, 2005. *Initial and additional listing fees received** in 2006, as compared with 2005, reflect changes in the value of securities listed and reserved in the respective periods, as well as changes to the pricing model that were implemented in Q1/06.

- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2005 compared with the end of 2004. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2006.

---

* See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	2006	2005	$ increase	% increase
Capital Markets	$ 127.2	$ 108.7	$ 18.5	17%
Energy Markets	$ 19.1	$ 16.8	$ 2.3	14%
Total trading and related revenue	$ 146.3	$ 125.5	$ 20.8	17%

Capital Markets

- *Trading and Related* revenue increased as a result of significantly higher levels of market activity in 2006. However, the effect of this increased activity was reduced by the impact of a series of changes to our trading fee structure, effective October 1, 2005, January 1, 2006 and July 1, 2006 that resulted in an overall reduction in fees charged to our customers.

- The total volume of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 40% over 2005 (119.7 billion securities in 2006 versus 85.7 billion securities in 2005).

- The total value of securities traded in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 33% over 2005 ($1,449.4 billion in 2006 versus $1,090.9 billion in 2005).

- The number of transactions in 2006 on Toronto Stock Exchange and TSX Venture Exchange increased by 57% over 2005 (92.1 million in 2006 versus 58.6 million in 2005).

- In addition, revenue from Shorcan for December 2006 has been included.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on NGX in 2006 increased by 11% over 2005 (9.8 million terajoules in 2006 versus 8.8 million terajoules in 2005).

Market Data Revenue

(in millions of dollars)

2006	2005	$ increase	% increase
$ 86.9	$ 67.4	$ 19.5	29%

- *Market Data* revenue increased due to an 18% increase in the number of professional and equivalent real-time data subscriptions (over 139,000 at the end of 2006 versus over 118,000 at the end of 2005) partly due to increased sales of premium products as well as increased sales to U.S. customers.

- The increase was also due to revenue from recent initiatives including on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.

- The increase was also due to incremental revenue recoveries in 2006 of approximately $3.6 million over 2005 related to under-reported usage of real-time quotes.

- The increase was also attributable to the inclusion of revenue from Scotia Capital Inc.'s* fixed income indices and related products following their acquisition on October 25, 2006.

- The increase was also due to fee changes that were effective April 1, 2006 and May 1, 2005.

- The increase was reduced by the negative impact of the appreciation of the Canadian dollar against the United States dollar in 2006 versus 2005. In 2006, approximately $29.1 million Canadian was derived from market data sales to customers paying in United States dollars compared with approximately $22.4 million Canadian in 2005.

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

2006	2005	$ increase	% increase
$ 9.4	$ 7.9	$ 1.5	19%

- *Business Services* revenue increased due to providing additional services to existing and new customers.

Expenses

Compensation and Benefits

(in millions of dollars)

2006	2005	$ increase	% increase
$ 79.0	$ 72.5	$ 6.5	9%

- In 2005, *Compensation and Benefits* costs were reduced by a gain of approximately $4.5 million under a hedging program related to long-term based incentives, compared with a gain of $0.7 million in 2006.
- *Compensation and Benefits* costs increased due to higher costs related to salaries, pension and employee benefits as well as short term incentives, somewhat offset by lower organizational transition costs.
- The number of employees increased from 510 at the end of 2005 to 548 at the end of 2006 primarily due to the fourth quarter acquisitions of Shorcan, Oxen Inc. and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® analytics, and related data assets.

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Information and Trading Systems

(in millions of dollars)

2006	2005	$ increase	% increase
$ 22.0	$ 17.4	$ 4.6	26%

- *Information and Trading Systems* costs increased due to higher hardware operating lease and maintenance costs relating in part to expansion of trading system capacity required to accommodate the substantial growth in the number of orders and transactions. In addition, resources were directed towards further improving execution speeds for traders with our TSXPress™ initiative, and providing our listed issuers with investor relations management tools through TSXconnect®.

General and Administration

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 34.2	$ 35.8	($ 1.6)	(4%)

- *General and Administration* costs decreased due to reduced spending on marketing activities as well as lower capital taxes and directors' compensation, somewhat offset by higher fees paid to external consultants.

Amortization

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 13.0	$ 13.5	($ 0.5)	(4%)

- *Amortization* decreased primarily due to reduced depreciation of tangible assets, partially offset by an increase in the amortization related to the intangible assets associated with acquisitions made in Q4/06.

Loss from Investment in Affiliate

(in millions of dollars)

2006	2005	$ (decrease)	% (decrease)
$ 0.1	$ 0.7	($ 0.6)	(86%)

- *Loss from Investment in Affiliate*, which decreased from 2005, represents our share of CanDeal's loss for 2006 based on our 47% interest in CanDeal. The reduced loss reflects CanDeal's progress in adding liquidity providers and buy-side institutional investors as well as continued cost containment measures.

Investment Income

(in millions of dollars)

2006	2005	$ increase	% increase
$ 14.4	$ 6.9	$ 7.5	109%

- There was an increase in cash and marketable securities during 2006 versus 2005, generating higher investment income.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)	
2006	2005	$ increase	2006	2005
$ 87.4	$ 53.6	$ 33.8	40%	34%

- The effective tax rate increased from approximately 34% for 2005 to approximately 40% for 2006. The higher tax rate relates primarily to an adjustment in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased largely as a result of these changes in federal corporate tax rates.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

2006	2005	$ increase
$ 322.1	$ 276.2	$ 45.9

- The increase was primarily due to $189.5 million in cash received from operations in 2006, offset by quarterly dividends of $0.33 per common share, or $90.2 million in aggregate and by payments of $53.7 million (net of cash acquired) related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets.

Total Assets

(in millions of dollars)

2006	2005	$ increase
$ 1,572.8	$ 1,557.2	$ 15.6

- *Total Assets* increased by $15.6 million due to an increase in cash and marketable securities of $45.9 million, net of $53.7 million (net of cash acquired) related to the purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets. In addition, $69.4 million was recorded in 2006 to reflect the goodwill and intangible assets associated with these 2006 acquisitions. The increase was largely offset by lower energy contracts receivable of $889.4 million at December 31, 2006 related to the clearing operations of NGX, compared with $1,004.3 million at the end of 2005. The reduced level of receivables reflected lower natural gas prices in December 2006 compared with December 2005. (As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $889.4 million at December 31, 2006 compared with $1,004.3 million at the end of 2005.)

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Shareholders' Equity

(in millions of dollars)

2006	2005	$ increase
$ 227.0	$ 177.8	$ 49.2

- *Shareholders' Equity* increased primarily due to net income of $131.5 million, offset by dividend payments of $90.2 million. In addition, proceeds of $5.3 million were received on the exercise of options. Net income from NGX was $4.7 million in 2006, as compared with $4.2 million in 2005.

- At December 31, 2006 there were 68,421,264 common shares issued and outstanding. There were 5,600,000 common shares originally reserved for issuance under a share option plan of which 328,246 common shares were issued on the exercise of stock options in 2006. At December 31, 2006, 4,678,918 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At December 31, 2006, there were 1,096,650 options outstanding.

- At January 30, 2007, there were 68,423,264 common shares issued and outstanding and 1,094,650 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q4/06	Q4/05	S (decrease) in cash
Cash Flows from Operating Activities	$ 38.2	$ 52.5	($ 14.3)

Cash Flows from Operating Activities were $14.3 million lower in Q4/06 compared with Q4/05 due to:

(in millions of dollars)

	Q4/06	**Q4/05**	**$ increase / (decrease) in cash**
Net income	$ 35.1	$ 27.8	$ 7.3
Amortization	$ 3.7	$ 4.0	($ 0.3)
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	($ 2.3)	($ 10.0)	$ 7.7
(Increase) in accounts receivable and prepaid expenses	($ 3.1)	$ 9.9	($ 13.0)
Net increase in accounts payable, accrued liabilities and long term other liabilities	$ 1.5	$ 5.8	($ 4.3)
Increase/(decrease) in deferred revenue relating to recognition of listing fees received in the year	($ 1.1)	$ 2.2	($ 3.3)
Increase in income taxes payable	$ 3.3	$ 11.1	($ 7.8)
Net increase in other items	$ 1.1	$ 1.7	($ 0.6)
Cash Flows from Operating Activities	$ 38.2	$ 52.5	($ 14.3)

(in millions of dollars)

	2006	**2005**	**$ increase in cash**
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

Cash Flows from Operating Activities were $22.4 million higher in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Net income	$ 131.5	$ 103.3	$ 28.2
Amortization	$ 13.0	$ 13.5	($ 0.5)
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	($ 12.6)	($ 26.0)	$ 13.4
(Increase) in accounts receivable and prepaid expenses	($ 6.1)	($ 5.0)	($ 1.1)
Net increase in accounts payable, accrued liabilities and long term other liabilities	$ 0.6	$ 8.9	($ 8.3)
Increase in deferred revenue that results from not recognizing a portion of listing fees received in the year	$ 67.3	$ 58.8	$ 8.5
Increase/(decrease) in income taxes payable	($ 7.4)	$ 8.3	($ 15.7)
Net increase in other items	$ 3.2	$ 5.3	($ 2.1)
Cash Flows from Operating Activities	$ 189.5	$ 167.1	$ 22.4

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	Q4/06	Q4/05	$ (decrease) in cash
Cash Flows From (Used in) Investing Activities	($ 56.6)	($ 29.9)	($ 26.7)

Cash Flows Used in Investing Activities were $26.7 million higher in Q4/06 compared with Q4/05 due to:

(in millions of dollars)

	Q4/06	Q4/05	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 0.6)	($ 1.4)	$ 0.8
Purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC Bond® and related assets (net of cash acquired)	($ 53.7)	-	($ 53.7)
Net (purchase) of marketable securities	($ 2.3)	($ 28.5)	$ 26.2
Cash Flows (Used in) Investing Activities	($ 56.6)	($ 29.9)	($ 26.7)

(in millions of dollars)

	2006	2005	$ increase in cash
Cash Flows From (Used in) Investing Activities	($ 95.2)	($ 98.2)	$ 3.0

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Cash Flows Used in Investing Activities were $3.0 million lower in 2006 compared with 2005 due to:

(in millions of dollars)

	2006	2005	$ increase / (decrease) in cash
Capital expenditures (net proceeds on disposal) primarily related to technology investments and leasehold improvements	($ 4.2)	($ 4.6)	$ 0.4
Purchase of Oxen Inc., Shorcan and Scotia Capital Inc.'s* Fixed Income Indices, PC-Bond® and related assets (net of cash acquired)	($ 53.7)	-	($ 53.7)
Net (purchase) of marketable securities	($ 37.3)	($ 93.6)	$ 56.3
Cash Flows (Used in) Investing Activities	($ 95.2)	($ 98.2)	$3.0

Outlook

Commenting on TSX Group's outlook, Mr. Nesbitt said: "Going forward, we plan to invest our cash as we pursue the many opportunities that surround us for enhancing our core business, extending our pre-eminent domestic position in Canada through diversification and expanding internationally."

Financial Statements Governance Practice

The Finance & Audit Committee of the Board of Directors of TSX Group Inc. reviewed this press release as well as the 2006 annual audited consolidated financial statements and Management's Discussion and Analysis (MD&A) related to these statements, and recommended they be approved by the Board of Directors. Following review by the full Board, the financial statements, MD&A and the contents of this press release were approved.

---

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

Consolidated Financial Statements

TSX Group's audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The financial information in this press release is in Canadian dollars and based on financial statements prepared in accordance with Canadian GAAP, unless otherwise noted.

TSX Group expects to file its 2006 audited consolidated financial statements and MD&A with Canadian securities regulators this week, after which time the statements and related MD&A may be accessed through www.sedar.com, or on the TSX Group website at www.tsx.com. In addition, copies of these documents will be available upon request, at no cost, by contacting TSX Group Investor Relations by phone at (416) 947-4277 or by e-mail at shareholder@tsx.com. We are not incorporating information contained on the website in this press release.

Non-GAAP Financial Measures

Certain measures used in this press release, specifically listing fees received, initial listing fees received and additional listing fees received, do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Forward-Looking Statements, Risks and Uncertainties

This press release, in particular the section under the heading **Outlook** and the table entitled **Supplementary Information on Deferred Revenue - Initial and Additional Listing Fees,** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading

systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients and vendors; the risks associated with NGX's clearing operations, our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in TSX Group's materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. TSX Group's business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX are the initials attached to the core equity operations of TSX Group (www.tsx.com): Toronto Stock Exchange, TSX Venture Exchange, TSX Markets, TSX Datalinx, and TSX Technologies. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

Teleconference / Audio Webcast

TSX Group will host a teleconference / audio webcast to discuss the financial results for fourth quarter and year ended 2006.

Time: 5:00 p.m. – 6:00 p.m. EST on Wednesday, January 31, 2007.

To teleconference participants: Please call the following number at least 15 minutes prior to the start of the event.

Teleconference Number:	416-644-3425 or 1-800-732-6179
AudioWebcast:	www.tsx.com, under Investor Relations
Audio Replay:	416-640-1917 and 1-877-289-8525 The passcode for the replay is 21215523#

For further information please contact:

Steve Kee
Director
Media & Marketing TSX Group
Office: 416-947-4682
E-Mail: steve.kee@tsx.com

Paul Malcolmson
Director
Investor Relations, TSX Group
Office: 416-947-4317
E-Mail: paul.malcolmson@tsx.com

TSX Group Inc.

Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 37,018	$ 28,485
Investments and marketable securities	285,055	247,747
Accounts receivable	34,298	24,511
Energy contracts receivable	889,395	1,004,320
Prepaid expenses	2,914	2,691
Future tax asset	25,095	16,532
	$ 1,273,775	1,324,286
Premises and equipment	25,344	25,776
Future tax asset	127,362	127,057
Other assets	12,482	13,026
Investment in affiliate	11,357	11,439
Intangible asset	62,652	30,700
Goodwill	59,866	24,941
	$ 1,572,838	$ 1,557,225
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 39,194	$ 34,116
Energy contracts payable	889,395	1,004,320
Deferred revenue	6,468	3,006
Deferred revenue - initial and additional listing fees	50,410	41,238
Obligation under capital lease	778	833
Income taxes payable	20,465	27,872
	1,006,710	1,111,385
Accrued employee benefits liability	10,425	8,524
Obligation under capital lease	145	903
Other liabilities	32,880	21,081
Deferred revenue - initial and additional listing fees	295,723	237,537
	1,345,883	1,379,430
Shareholders' Equity:		
Share capital	387,501	380,925
Share option plan	3,942	2,669
Deficit	(164,488)	(205,799)
	226,955	177,795
	$ 1,572,838	$ 1,557,225

TSX Group Inc.

Consolidated Statements of Income
(In thousands of dollars)
(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
Revenue:				
Listing	$ 28,261	$ 23,127	$ 108,483	$ 87,724
Trading and related	35,404	33,055	146,253	125,532
Market data	23,926	17,857	86,941	67,430
Business services	2,880	1,956	9,395	7,910
Other	554	269	1,775	1,368
	91,025	76,264	352,847	289,964
Expenses:				
Compensation and benefits	21,330	15,023	79,006	72,510
Information and trading systems	5,725	4,998	22,014	17,443
General & administration	8,494	10,718	34,228	35,762
Amortization	3,737	3,955	13,048	13,477
	39,286	34,694	148,296	139,192
Income from operations	51,739	41,570	204,551	150,772
Income (loss) from investment in affiliate	37	(260)	(82)	(693)
Investment income	4,926	1,289	14,425	6,876
Income before income taxes	56,702	42,599	218,894	156,955
Income taxes	21,586	14,786	87,370	53,602
Net Income	$ 35,116	$ 27,813	$ 131,524	$ 103,353
Basic earnings per share	$ 0.51	$ 0.41	$ 1.92	$ 1.52
Diluted earnings per share	$ 0.51	$ 0.40	$ 1.91	$ 1.51

TSX Group Inc.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Twelve months ended December 31,	
	2006	**2005**
Common shares:		
Balance, beginning of period	**$ 380,925**	$ 375,765
Proceeds on options exercised	**5,296**	4,144
Cost of exercised options	**1,280**	1,016
Balance, end of period	**387,501**	380,925
Share option plan:		
Balance, beginning of period	**2,669**	1,662
Cost of exercised options	**(1,280)**	(1,016)
Cost of share option plan	**2,553**	2,023
Balance, end of period	**3,942**	2,669
Retained earnings (deficit):		
Balance, beginning of period	**(205,799)**	(247,911)
Net income	**131,524**	103,353
Dividends on common shares	**(90,213)**	(61,241)
Balance, end of period	**(164,488)**	(205,799)
Shareholders' equity, end of period	**$ 226,955**	$ 177,795

TSX Group Inc.

Consolidated Statements of Cashflow
(In thousands of dollars)
(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
Cash flows from (used in) operating activities:				
Net income	$ 35,116	$ 27,813	$ 131,524	$ 103,353
Adjustments to determine net cash flows:				
Amortization	3,737	3,955	13,048	13,477
(Income) loss from affiliate	(37)	260	82	693
Cost of share option plan	667	526	2,553	2,023
Future tax asset	(2,252)	(10,036)	(12,608)	(26,022)
Accounts receivable and prepaid expenses	(3,137)	9,926	(6,095)	(4,981)
Energy contract receivables	(408,930)	(153,737)	114,925	(395,937)
Other assets	346	900	544	1,782
Accounts payable and accrued liabilities	(24,858)	6,891	(11,144)	2,264
Energy contract payables	408,930	153,737	(114,925)	396,783
Deferred revenues	(1,077)	2,214	67,346	58,798
Accrued liabilities long term	26,318	(1,074)	11,709	6,601
Loss on disposal of equipment	-	-	-	7
Income taxes payable	3,344	11,080	(7,431)	8,285
	38,167	52,455	189,528	167,126
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	(207)	(195)	(838)	(770)
Exercised options	134	339	5,296	4,144
Common share dividends	(22,575)	(17,019)	(90,213)	(61,241)
Dividend payable	-	-	-	-
	(22,648)	(16,875)	(85,755)	(57,867)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	(609)	(1,385)	(4,228)	(4,677)
Proceeds on disposal of equipment	-	-	-	100
Acquisitions (net of cash acquired)	(53,704)	-	(53,704)	-
Marketable securities	(2,260)	(28,484)	(37,308)	(93,621)
	(56,573)	(29,869)	(95,240)	(98,198)
Increase (decrease) in cash	(41,054)	5,711	8,533	11,061
Cash, beginning of period	78,071	22,774	28,485	17,424
Cash, end of period	$ 37,017	$ 28,485	$ 37,018	$ 28,485

TSX GROUP INC.

Market Statistics*

(Unaudited)

	Three months ended December 31		Year Ended December 31	
	2006	2005	2006	2005
Toronto Stock Exchange:				
Volume (millions)	21,846.0	17,354.0	82,049.9	64,167.3
Value ($ billions)	367.7	297.1	1,416.1	1,075.2
Transactions (000s)	24,069.4	16,588.0	85,651.9	55,158.3
Issuers Listed	1,598	1,537	1,598	1,537
New Issuers Listed:	46	55	197	223
Number of Initial Public Offerings	24	35	108	137
Number of graduates from TSX Venture/NEX	20	13	67	46
New Equity Financing: ($ millions)	13,013.5	11,436.9	41,793.4	46,162.8
Initial Public Offering Financings ($ millions)	1,885.2	2,430.1	9,927.2	15,226.1
Secondary Offering Financings [1] ($ millions)	6,448.1	5,228.5	19,513.4	14,956.5
Supplementary Financings ($ millions)	4,680.2	3,778.3	12,352.8	15,980.2
Market Cap of Issuers Listed ($ billions)	2,061.3	1,830.7	2,061.3	1,830.7
S&P/TSX Composite Index [2] Close	12,908.4	11,272.3	12,908.4	11,272.3
TSX Venture Exchange: [3]				
Volume (millions)	9,445.0	5,739.5	37,674.5	21,545.7
Value ($ millions)	7,968.1	4,040.8	33,277.9	15,696.3
Transactions (000s)	1,595.2	909.1	6,487.2	3,477.0
Issuers Listed	2,244	2,221	2,244	2,221
New Issuers Listed	49	52	186	165
New Equity Financing: ($ millions)	2,182.8	2,229.1	8,047.8	6,163.9
Initial Public Offering Financings ($ millions)	98.7	85.0	369.7	257.5
Secondary Offering Financings [1] ($ millions)	2,084.1	2,144.1	7,678.1	5,906.4
Market Cap of Issuers Listed: ($ billions)	55.3	34.0	55.3	34.0
S&P/TSX Venture Composite Index [2] Close	2,987.1	2,236.6	2,987.1	2,236.6
Toronto Stock Exchange and TSX Venture Exchange:				
Professional and Equivalent Real-time Data Subscriptions	139,052	118,256	139,052	118,256

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (164 issuers at December 31st, 2006 and 201 issuers at December 31st, 2005).

* Certain comparative figures have been restated.

SUPPLEMENTARY INFORMATION ON DEFERRED REVENUE - INITIAL AND ADDITIONAL LISTING FEES[1]
As at December 31, 2006
(Unaudited)

(in millions of dolars)

Future amortization of deferred revenue - Initial and additional listing fees

	Q1	Q2	Q3	Q4	Total Year
2007	12.8	12.7	12.5	12.4	50.4
2008	12.2	12.1	12.0	11.8	48.1
2009	11.8	11.6	11.5	11.3	46.2
2010	11.3	11.1	11.0	10.9	44.3
2011	10.8	10.5	10.4	10.1	41.8
2012	9.9	9.5	9.2	9.0	37.6
2013	8.6	8.3	7.9	7.4	32.2
2014	6.9	6.3	5.9	5.4	24.5
2015	4.8	4.1	3.5	3.1	15.5
2016	2.5	1.7	1.0	0.3	5.5
			Total deferred revenue	**$**	**346.1**

Note: only includes initial and additional listing fees received up to December 31, 2006 (and is calculated based on an estimated service period of ten years as described in **Listing Revenue**).

[1]Please refer to **Forward-Looking Statements, Risks and Uncertainties**.

Notice of Annual and Special Meeting of Shareholders of TSX Group Inc.

TSX Group Inc. ("TSX Group" or "we") will hold our Annual and Special Meeting of shareholders (the "Meeting") at Le Windsor, 1170 Peel Street, Salon Windsor, Montreal, Quebec, Canada on Wednesday, April 25, 2007 at 2:00 p.m. (Eastern Daylight Time).

As a holder of our common shares, we invite you to attend the Meeting for the following purposes:

1. to consider our financial statements for the year ended December 31, 2006, and the auditor's report on those statements;

2. to elect our Directors;

3. to appoint KPMG LLP as our auditor at a remuneration to be fixed by the Directors;

4. to consider and, if deemed advisable, to approve, with or without variation, amendments to our share option plan as described in the accompanying Management Information Circular; and

5. to transact any other business properly brought before the Meeting.

The full text of the resolution referred to in item 4 above is set out in Schedule A to our Management Information Circular.

Shareholders at the close of business on March 12, 2007 will be entitled to vote at the Meeting.

Our Management Information Circular (the "Circular") which accompanies this notice is your guide to the business to be considered at the Meeting. You will have an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. At the Meeting we will also report on our 2006 financial results.

Shareholders who are unable to attend the Meeting in person are asked to complete, sign and return the enclosed proxy. We have provided instructions on how to complete and return your proxy with the enclosed proxy form and in the Circular. Our transfer agent, CIBC Mellon Trust Company, must receive your proxy no later than 5:00 p.m. (Eastern Daylight Time) on Monday, April 23, 2007, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. You must send your proxy to our transfer agent by either using the postage prepaid envelope provided or by mailing the proxy to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1. You may also fax your proxy to CIBC Mellon Trust Company at (416) 368-2502, Attention: Proxy Department.

We have made arrangements to provide a live audio webcast of the Meeting for those shareholders who cannot attend the Meeting in person. We will post details on how you may hear the webcast on our web site at www.tsx.com and in a media release before the Meeting. However, shareholders will not be permitted to vote through the webcast facility or otherwise participate in the Meeting.

We have included the Circular and a form of proxy (and a pre-addressed envelope) with this Notice of Meeting and have posted them on our web site at www.tsx.com.

By Order of the Board of Directors,



Sharon C. Pel
Senior Vice President, Legal and Business Affairs
Toronto, Ontario
March 21, 2007

TSX group 

MEDIA RELEASE
FOR IMMEDIATE RELEASE

The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4682
F (416) 947-4662
steve.kee@tsx.com

April 25, 2007

TSX Group Inc. Reports Results for First Quarter 2007

- Quarterly revenue of $101.2 million, up 15% over Q1/06
- Diluted earnings per share of 53 cents for Q1/07, versus 50 cents in Q1/06
- Q1/07 net income of $36.4 million, up 5% over Q1/06
- Cash flows from operating activities in Q1/07 of $69.3 million, up 21% over Q1/06

TORONTO – TSX Group Inc. [TSX:X] announced results for the first quarter ended March 31, 2007:

(in millions of dollars, except per share amounts)

	Q1/07	Q1/06	Increase	% increase
Revenue	$ 101.2	$ 88.0	$ 13.2	15%
Expenses	$ 47.0	$ 36.3	$ 10.7	29%
Net income	$ 36.4	$ 34.7	$ 1.7	5%
Earnings per share:				
Basic	$ 0.53	$ 0.51	$ 0.02	4%
Diluted	$ 0.53	$ 0.50	$ 0.03	6%
Cash Flows from Operating Activities	$ 69.3	$ 57.3	$ 12.0	21%

Richard Nesbitt, Chief Executive Officer of TSX Group, said, "The first quarter of 2007 was filled with a tremendous amount of activity. We once again delivered strong financial results, and we finalized the terms of the initiatives that we announced in March. Our alliance with the International Securities Exchange is an important building block as we move towards offering customers an integrated cash and derivatives market for trading multiple asset classes in North America in 2009. The arrangement with IntercontinentalExchange will bring together the strengths of the Natural Gas Exchange as a leading clearing facility with those of ICE. Both entities are focused on the delivery of world-class energy trading and clearing services to customers. As proven technology and market leaders, we are very pleased to be working with ISE and ICE."

Commenting specifically on TSX Group's financial results for the first quarter of 2007, Michael Ptasznik, Chief Financial Officer, said, "Once again we saw strong revenue growth in the quarter over the corresponding period last year. Complementing the strong growth in market data and listing revenue was the contribution from our acquisitions of Shorcan and Scotia Capital's+ fixed income indices, PC-Bond analytics applications and related data assets."

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

Revenue

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in Q1/07 and Q1/06.

(in millions of dollars)

	Reported				*Received**			
	Q1/ 07	**Q1/ 06**	**$ increase**	**% increase**	**Q1/ 07**	**Q1/ 06**	**$ increase**	**% increase**
Initial listing fees	$ 3.2	$ 2.6	$ 0.6	23%	$ 6.6	$ 6.1	$ 0.5	8%
Additional listing fees	$ 10.1	$ 8.3	$ 1.8	22%	$ 24.4	$ 18.8	$ 5.6	30%
*Sustaining listing fees***	$ 16.8	$ 15.0	$ 1.8	12%	$ 16.8	$ 15.0	$ 1.8	12%
Total listing fees	$ 30.1	$ 25.9	$ 4.2	16%	$ 47.8	$ 39.9	$ 7.9	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of listing fees received* to listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q1/07**	**Q1/06**
Initial listing fees received*	$ 6.6	$ 6.1
Initial listing fees received* and deferred to future periods	$ (6.5)	$ (6.0)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 3.1	$ 2.5
Initial listing fee revenue reported	$ 3.2	$ 2.6

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Additional Listing Fees (in millions of dollars)	Q1/07	Q1/06
Additional listing fees received*	$ 24.4	$ 18.8
Additional listing fees received* and deferred to future periods	$ (24.0)	$ (18.5)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 9.7	$ 8.0
Additional listing fee revenue reported	$ 10.1	$ 8.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to March 31, 2007 compared with the period from April 1, 1996 to March 31, 2006. *Initial and additional listing fees received** in Q1/07, as compared with Q1/06, reflect changes in the value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were implemented in Q1/07.

- The increase in *sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
Capital Markets	$ 37.3	$ 36.6	$ 0.7	2%
Energy Markets	$ 4.8	$ 4.4	$ 0.4	9%
Total trading and related fees	$ 42.1	$ 41.0	$ 1.1	3%

---

*See discussion under the heading Non-GAAP Financial Measures.

Capital Markets

- The increase in *Trading and Related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited (Shorcan), acquired in December, 2006.

- The total volume of securities traded in Q1/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 10% over Q1/06 (37.2 billion securities in Q1/07 versus 33.8 billion securities in Q1/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was largely attributable to the inclusion of revenue from Oxen Inc., acquired in October, 2006.

- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange (NGX) in Q1/07 decreased by 8% over Q1/06 (2.4 million terajoules in Q1/07 versus 2.6 million terajoules in Q1/06). The impact of overall lower trading volumes was offset by an increase in electricity auction services (specialized trading and clearing services for electricity contracts).

Market Data Revenue

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 26.6	$ 18.5	$ 8.1	44%

- *Market Data* revenue increased due to a 17% increase in the number of professional and equivalent real-time data subscriptions (over 144,000 at the end of Q1/07 versus over 123,000 at the end of Q1/06). This reflects increased sales to U.S. customers, additional subscriptions for TSX Venture data and increased sales of premium products.

- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s[+] (Scotia Capital) Fixed Income Indices, PC-Bond® analytics applications and related data assets acquired in October, 2006 and revenue from on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.

- The increase was also due to fee changes that were effective April 1, 2006 and January 1, 2007.

Business Services Revenue

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 2.3	$ 2.1	$ 0.2	10%

- *Business Services* revenue increased due to providing additional services to existing and new customers.

Expenses

Compensation and Benefits

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 25.5	$ 20.3	$ 5.2	26%

- *Compensation and Benefits* costs increased primarily due to the fourth quarter 2006 acquisitions of Shorcan, Oxen Inc. and Scotia Capital's[+] Fixed Income Indices, PC-Bond® analytics applications and related data assets, which resulted in an increase in the number of employees (554 at March 31, 2007 versus 508 employees at March 31, 2006).

[+] Registered trade-mark of The Bank of Nova Scotia. Used under license.

- The increase was also due to higher organizational transition costs and higher costs related to the long term incentive plan.

Information and Trading Systems

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 6.6	$ 5.1	$ 1.5	29%

- *Information and Trading Systems* costs increased primarily as a result of providing TSXconnect® to our listed issuers, an investor relations product that delivers market data, analytic and competitive information.
- The increase was also due to *Information and Trading Systems* costs relating to the acquisitions made in Q4/06.

General and Administration

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 11.1	$ 7.9	$ 3.2	41%

- *General and Administration* costs increased due to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was also attributable to an increase in charitable donations, higher directors' compensation and increased capital tax expense.

Amortization

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 3.7	$ 3.1	$ 0.6	19%

- *Amortization* costs increased primarily reflecting an increase in the amortization related to the assets associated with the acquisitions made in Q4/06, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Q1/07	Q1/06	$ increase
$ 0.0	$ (0.1)	$ 0.1

- *Income (Loss) from Investment in Affiliate* represents our share of CanDeal.ca Inc.'s (CanDeal) income for Q1/07 based on a 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 3.9	$ 2.2	$ 1.7	77%

- *Investment Income* increased due to improved returns from investments in both money market and short-term bond and mortgage fund investments and an increase in cash and marketable securities during Q1/07 versus Q1/06.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q1/07	Q1/06	Q1/07	Q1/06
$ 21.7	$ 19.0	37%	35%

- The effective tax rate increased from approximately 35% for the first quarter of 2006 to approximately 37% for the first quarter of 2007 primarily due to adjustments in the value of the future tax asset.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

March 31, 2007	December 31, 2006	$ increase
$ 367.3	$ 322.1	$ 45.2

- The increase was primarily due to $69.3 million in cash generated from operations in Q1/07, offset by a dividend of $0.38 per common share, or $26.1 million in aggregate.

Total Assets

(in millions of dollars)

March 31, 2007	December 31, 2006	$ (decrease)
$ 1,482.8	$ 1,572.8	$ (90.0)

- *Total Assets* decreased by $90.0 million primarily due to lower energy contracts receivable of $688.1 million at March 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of March 2007 compared with the end of December 2006. Following a change in accounting policy, we recorded $54.8 million related to the fair value of energy contracts undelivered as at March 31, 2007 (see **Change in Accounting Policy**). Since this change was made prospectively, we did not record the fair value of energy contracts undelivered as at December 31, 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $688.1 million at March 31, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $54.8 million at March 31, 2007. We did not record the offsetting payables at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007.

- *Total Assets* included an increase in cash and marketable securities of $45.2 million.

Shareholders' Equity

(in millions of dollars)

March 31, 2007	December 31, 2006	$ increase
$ 241.6	$ 227.0	$ 14.6

- *Shareholders' Equity* increased primarily due to net income of $36.4 million, offset by dividend payments of $26.1 million. Net income from NGX was $0.6 million in Q1/07, as compared with $1.0 million in Q1/06.

- At March 31, 2007 there were 68,608,628 common shares issued and outstanding. In Q1/07, 187,364 common shares were issued on the exercise of share options. At March 31, 2007, 4,491,554 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At March 31, 2007, there were 1,114,129 options outstanding.

- At April 24, 2007, there were 68,608,628 common shares issued and outstanding and 1,112,265 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q1/07	Q1/06	$ increase in cash
Cash Flows from Operating Activities	$ 69.3	$ 57.3	$ 12.0

Cash Flows from Operating Activities were $12.0 million higher in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

	Q1/07	Q1/06	$ increase / (decrease) in cash
Net income	$ 36.4	$ 34.7	$ 1.7
Amortization	$ 3.7	$ 3.1	$ 0.6
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	($ 4.0)	($ 5.3)	$ 1.3
(Increase) in accounts receivable and prepaid expenses	($ 10.3)	($ 10.2)	($ 0.1)
Net (decrease) in accounts payable and accrued liabilities	($ 10.3)	($ 7.7)	($ 2.6)
Increase in deferred revenue primarily related to receipt of sustaining listing fees	$ 54.8	$ 48.7	$ 6.1
Increase in deferred revenue related to initial and additional listing fees	$ 17.7	$ 14.0	$ 3.7
(Decrease) in income taxes payable	($ 20.1)	($ 21.1)	$ 1.0
Net increase in other items	$ 1.4	$ 1.1	$ 0.3
Cash Flows from Operating Activities	$ 69.3	$ 57.3	$ 12.0

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	Q1/07	Q1/06	$ increase in cash
Cash Flows From (Used in) Investing Activities	($ 34.3)	($ 36.4)	$ 2.1

Cash Flows Used in Investing Activities were $2.1 million lower in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

	Q1/07	Q1/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 1.0)	($ 0.6)	($ 0.4)
Net (purchase) of marketable securities	($ 33.3)	($ 35.8)	$ 2.5
Cash Flows (Used in) Investing Activities	($ 34.3)	($ 36.4)	$ 2.1

Change in Accounting Policy

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q1/07 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording other comprehensive income of

$0.6 million. As financial assets, these investments were recorded at fair value and unrealized losses of $0.5 million were recorded in investment income in Q1/07.

Total return swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders of as an adjustment to income. The fair values of the contracts reflected in accounts receivable were $2.2 million at March 31, 2007 and $4.3 million at March 31, 2006. During Q1/07, unrealized gains of $1.3 million were reflected as a reduction in compensation and benefits costs and general and administration costs.

NGX – Fair value of energy contracts undelivered

As part of its clearing operations, NGX becomes the counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all trading contracts where physical delivery has occurred prior to the end of the period but where payments have not yet been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to energy contracts receivable, where delivery has not occurred, at fair value. At March 31, 2007, we recorded a receivable of $54.8 million related to the fair value of energy contracts undelivered and an offsetting payable of $54.8 million. We did not record the fair value of energy contracts undelivered, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts have no impact on net income.

Strategy[1]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's[+] Fixed Income Indices,

---

[1] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

PC-Bond® analytics applications and related data assets. We also added to our energy business in 2006 when we acquired Oxen Inc. which owns Alberta Watt Exchange Limited.

During the first quarter of 2007, we announced two significant initiatives with world-class exchanges:

- On March 5, 2007, we announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange (ISE). DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX AB's trade match engine and ISE's complementary suite of technology. DEX will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. We currently anticipate the joint cost of setting up this new exchange between now and the launch date to be approximately $26.0 million.
- On March 28, 2007, we announced a technology and clearing arrangement with the IntercontinentalExchange (ICE). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in the third quarter of 2007.

Commenting on these initiatives, Mr. Nesbitt said, "We are very excited about these most recent steps as we enter the next phase in our history. As is the case for our global peers, relationships with world-class players will be a fundamental element in our strategy going forward to offer our customers an integrated cash and derivatives market for trading multiple asset classes in North America in 2009. We believe this strategy will support market participants' increasingly international trading patterns and desire for free trade in securities."

Financial Statements Governance Practice

The Finance & Audit Committee of the Board of Directors of TSX Group Inc. reviewed this press release as well as the first quarter 2007 unaudited consolidated financial statements and Management's Discussion and Analysis (MD&A) related to these statements, and recommended they be approved by the Board of Directors. Following review by the full Board, the financial statements, MD&A and the contents of this press release were approved.

Consolidated Financial Statements

TSX Group's Q1/07 unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The financial information in this press release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian GAAP, unless otherwise noted.

TSX Group expects to file its Q1/07 unaudited consolidated financial statements and MD&A with Canadian securities regulators today, after which time the statements and related MD&A may be accessed through www.sedar.com, or on the TSX Group website at www.tsx.com. In addition, copies of these documents will be available upon request, at no cost, by contacting TSX Group Investor Relations by phone at (416) 947-4277 or by e-mail at shareholder@tsx.com. We are not incorporating information contained on the website in this press release.

Non-GAAP Financial Measures

Certain measures used in this press release, specifically listing fees received, initial listing fees received and additional listing fees received, do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Forward-Looking Statements, Risks and Uncertainties

This press release, in particular the sections under the heading **Strategy** and the table entitled **Supplementary Information on Deferred Revenue - Initial and Additional Listing Fees,** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein

by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income interdealer broker. TSX are the initials attached to the core equity operations of TSX Group (www.tsx.com): Toronto Stock Exchange, TSX Venture Exchange, TSX Markets, TSX Datalinx, and TSX Technologies. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

Teleconference / Audio Webcast

TSX Group will host a teleconference / audio webcast to discuss the financial results for first quarter 2007.

Time: 12:30 p.m. – 1:30 p.m. ET on Wednesday, April 25, 2007.

To teleconference participants: Please call the following number at least 15 minutes prior to the start of the event.

Teleconference Number: 416 644 3414 or 1-800 733 7560

AudioWebcast: www.tsx.com, under Investor Relations

Audio Replay: 416-640-1917 and 1-877-289-8525
The passcode for the replay is 21223539#

For further information please contact:

Steve Kee
Director
Media & Marketing, TSX Group
Office: 416-947-4682
E-Mail: steve.kee@tsx.com

Paul Malcolmson
Director
Investor Relations, TSX Group
Office: 416-947-4317
E-Mail: paul.malcolmson@tsx.com

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 48,718	$ 37,018
Marketable securities	318,611	285,055
Accounts receivable	44,549	34,298
Energy contracts receivable	688,135	889,395
Fair value of energy contracts undelivered	54,804	-
Prepaid expenses	2,994	2,914
Future tax asset	21,645	25,095
	1,179,456	1,273,775
Premises and equipment	23,757	25,344
Future tax asset	134,773	127,362
Other assets	12,053	12,482
Investment in affiliate	11,398	11,357
Intangible assets	61,546	62,652
Goodwill	59,866	59,866
	$1,482,849	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 27,485	$ 39,194
Energy contracts payable	688,135	889,395
Fair value of energy contracts undelivered	54,804	-
Deferred revenue	61,271	6,468
Deferred revenue-initial and additional listing fees	52,923	50,410
Obligation under capital lease	686	778
Income taxes payable	317	20,465
	885,621	1,006,710
Accrued employee benefits liability	10,972	10,425
Obligation under capital lease	44	145
Other liabilities	33,703	32,880
Deferred revenue-initial and additional listing fees	310,860	295,723
	1,241,200	1,345,883
Shareholders' equity:		
Share capital	391,422	387,501
Share option plan	3,718	3,942
Deficit	(153,491)	(164,488)
	241,649	226,955
	$1,482,849	$1,572,838

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended March 31, 2007	2006
Revenue:		
Listing	$ 30,148	$ 25,937
Trading and related	42,115	41,013
Market data	26,591	18,504
Business services	2,273	2,086
Other	49	473
	101,176	88,013
Expenses:		
Compensation and benefits	25,543	20,307
Information and trading systems	6,601	5,079
General and administration	11,083	7,894
Amortization	3,741	3,062
	46,968	36,342
Income from operations	54,208	51,671
Income (loss) from investment in affiliate	41	(129)
Investment income	3,913	2,185
Income before income taxes	58,162	53,727
Income taxes	21,714	19,000
Net income	$ 36,448	$ 34,727
Earnings per share:		
Basic	$ 0.53	$ 0.51
Diluted	$ 0.53	$ 0.50

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Three months ended March 31,	
	2007	2006
Common shares:		
Balance, beginning of period	**$ 387,501**	$ 380,925
Proceeds on options exercised	**3,071**	3,443
Cost of exercised options	**850**	849
Balance, end of period	**391,422**	385,217
Reserve for share option plan:		
Balance, beginning of period	**3,942**	2,669
Cost of exercised options	**(850)**	(849)
Cost of share option plan	**626**	551
Balance, end of period	**3,718**	2,371
Deficit:		
Balance, beginning of period	**(164,488)**	(205,799)
Transitional adjustment	**621**	-
Net income	**36,448**	34,727
Dividends on common shares	**(26,072)**	(22,525)
Balance, end of period	**(153,491)**	(193,597)
Shareholders' equity, end of period	**$ 241,649**	$ 193,991

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended March 31, 2007	2006
Cash flows from (used in) operating activities:		
Net income	$ 36,448	$ 34,727
Items not involving cash:		
Amortization	3,741	3,062
Unrealized loss on marketable securities	510	-
(Income) loss from affiliate	(41)	129
Cost of share option plan	626	551
Future tax asset	(4,094)	(5,262)
Energy contracts receivable	201,260	436,377
Fair value of energy contracts undelivered	(54,804)	-
Accounts receivable and prepaid expenses	(10,331)	(10,175)
Other assets	429	311
Accounts payable and accrued liabilities	(11,709)	(10,026)
Energy contracts payable	(201,260)	(436,377)
Fair value of energy contracts undelivered	54,804	-
Accrued liabilities long term	1,370	2,344
Deferred revenue	72,453	62,698
Income taxes payable	(20,148)	(21,096)
	69,254	57,263
Cash flows from (used in) financing activities:		
Reduction in obligation under capital lease	(227)	(211)
Exercised options	3,071	3,443
Dividends on common shares	(26,072)	(22,525)
	(23,228)	(19,293)
Cash flows from (used in) investing activities:		
Additions to premises and equipment	(1,014)	(560)
Increase in marketable securities	(33,312)	(35,864)
	(34,326)	(36,424)
Increase in cash	11,700	1,546
Cash, beginning of period	37,018	28,485
Cash, end of period	$ 48,718	$ 30,031
Supplemental cash flow information:		
Interest paid	$ 228	$ 201
Interest received	4,113	3,432
Income taxes paid	46,527	45,584

TSX GROUP INC.

Market Statistics

(Unaudited)

	Three months ended March 31	
	2007	2006
Toronto Stock Exchange:		
Volume (millions)	23,738.1	22,368.9
Value ($ billions)	386.2	358.1
Transactions (000s)	25,980.2	20,819.3
Issuers Listed	1,597	1,549
New Issuers Listed:	44	52
Number of Initial Public Offerings	20	34
Number of graduates from TSX Venture/NEX	16	13
New Equity Financing: ($ millions)	13,573.6	10,705.9
Initial Public Offering Financings ($ millions)	1,503.3	4,297.1
Secondary Offering Financings [1] ($ millions)	5,411.1	4,981.4
Supplementary Financings ($ millions)	6,659.3	1,427.4
Market Cap of Issuers Listed ($ billions)	2,093.8	1,978.4
S&P/TSX Composite Index [2] Close	13,165.5	12,110.6
TSX Venture Exchange: [3]		
Volume (millions)	13,485.6	11,388.7
Value ($ millions)	12,663.0	9,379.1
Transactions (000s)	2,381.6	1,843.7
Issuers Listed	2,271	2,229
New Issuers Listed	58	44
New Equity Financing: ($ millions)	2,417.8	1,726.4
Initial Public Offering Financings ($ millions)	115.3	68.9
Secondary Offering Financings [1] ($ millions)	2,302.5	1,657.5
Market Cap of Issuers Listed: ($ billions)	62.9	50.4
S&P/TSX Venture Composite Index [2] Close	3,186.8	2,913.0
Toronto Stock Exchange and TSX Venture Exchange:		
Professional and Equivalent Real-time Data Subscriptions	144,043	123,561

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (159 issuers at March 31, 2007 and 199 issuers at March 31, 2006).

SUPPLEMENTARY INFORMATION ON DEFERRED REVENUE - INITIAL AND ADDITIONAL LISTING FEES[1]
As at March 31, 2007
(Unaudited)

(in millions of dolars)

Future amortization of deferred revenue - initial and additional listing fees

	Q1	Q2	Q3	Q4	Total Year
2007	$ -	$13.4	$13.3	$13.1	$39.8
2008	13.1	12.9	12.7	12.6	51.3
2009	12.5	12.4	12.3	12.2	49.4
2010	12.1	11.9	11.8	11.6	47.4
2011	11.5	11.3	11.1	10.9	44.8
2012	10.7	10.3	10.0	9.7	40.7
2013	9.4	9.1	8.7	8.2	35.4
2014	7.7	7.1	6.7	6.1	27.6
2015	5.6	4.9	4.3	3.9	18.7
2016	3.3	2.5	1.7	1.0	8.5
2017	0.2	-	-	-	0.2
		Total deferred revenue-initial and additional listing fees		**$**	**363.8**

Note: only includes initial and additional listing fees received up to March 31, 2007 (and is calculated based on an estimated service period of ten years).

[1]Please refer to **Forward-Looking Statements, Risks and Uncertainties** .

TSX group 

MEDIA RELEASE
FOR IMMEDIATE RELEASE

The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4682
F (416) 947-4662
steve.kee@tsx.com

July 25, 2007

TSX Group Inc. Reports Results for Second Quarter 2007

- Revenue of $106.2 million for Q2/07, up 15% over Q2/06
- Diluted earnings per share of 57 cents for Q2/07, versus 41 cents in Q2/06
- Q2/07 net income of $39.1 million, compared with $28.5 million in Q2/06
- Announces upcoming trading fee revisions to prepare market for TSX Quantum Revolution™

TORONTO – TSX Group Inc. [TSX:X] announced results for the second quarter ended June 30, 2007:

(in millions of dollars, except per share amounts)

	Q2/07	Q2/06	$ increase/ (decrease)	% increase/ (decrease)
Revenue	$ 106.2	$ 92.6	$13.6	15%
Expenses	$ 43.1	$ 35.0	$8.1	23%
Net income	$ 39.1	$ 28.5	$10.6	37%
Earnings per share:				
Basic	$ 0.57	$ 0.42	$0.15	36%
Diluted	$ 0.57	$ 0.41	$0.16	39%
Cash Flows from Operating Activities	$ 44.1	$ 56.1	($12.0)	(21%)

Richard Nesbitt, Chief Executive Officer of TSX Group, said "We are pleased to report record financial results with revenue of over $106 million and EPS of 57 cents this quarter. We continued to make excellent progress with the alliances that we announced last quarter. Our arrangement with the International Securities Exchange to form DEX is on track, and we will continue to update the marketplace as developments occur. Our arrangement with IntercontinentalExchange is moving forward, and we expect this initiative to launch in October 2007. Customers will enjoy multiple benefits from added liquidity, as well as world-class trading and clearing technology. Finally, we are also on track with our technology plans for 2007. Last month, we successfully deployed core trading engine hardware with new HP Integrity NonStop servers that use the Intel Itanium 2 Processor. Our next major step will be implementing TSX Quantum - the new trading and technology platform that we will begin to rollout in the fourth quarter of this year."

Commenting specifically on TSX Group's financial results, Michael Ptasznik, Chief Financial Officer, said "In the second quarter of 2007, we saw strong growth in market data and issuer services revenue over the corresponding period in 2006. We continued to successfully integrate our 2006 fixed income and energy acquisitions, as well as our acquisition of Equicom in this quarter. These all contributed to the very positive results for the quarter."

Quarter Ended June 30, 2007 Compared with Quarter Ended June 30, 2006

Revenue

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in Q2/07 and Q2/06.

(in millions of dollars)

	Reported				Billed*			
	Q2/07	Q2/06	$ increase	% increase	Q2/07	Q2/06	$ increase/ (decrease)	% increase/ (decrease)
Initial listing fees	$ 3.4	$ 2.8	$0.6	21%	$ 8.5	$ 8.8	($ 0.3)	(3%)
Additional listing fees	$ 10.8	$ 8.7	$2.1	24%	$ 34.1	$ 26.6	$ 7.5	28%
*Sustaining listing fees***	$ 16.9	$ 15.2	$1.7	11%	$ 16.9	$ 15.2	$ 1.7	11%
Other issuer services	$ 1.1	-	$1.1	-	$ 1.1	-	$ 1.1	-
Total issuer services fees	$ 32.2	$ 26.7	$5.5	21%	$ 60.6	$ 50.6	$10.0	20%

Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed

---

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed[*] to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q2/07**	**Q2/06**
Initial listing fees billed[*]	$ 8.5	$ 8.8
Initial listing fees billed[*] and deferred to future periods	($ 8.4)	($ 8.7)
Recognition of initial listing fees billed[*] and previously included in deferred revenue	$ 3.3	$ 2.7
Initial listing fee revenue reported	$ 3.4	$ 2.8

Additional Listing Fees (in millions of dollars)	**Q2/07**	**Q2/06**
Additional listing fees billed[*]	$ 34.1	$ 26.6
Additional listing fees billed[*] and deferred to future periods	($ 33.6)	($ 26.2)
Recognition of additional listing fees billed[*] and previously included in deferred revenue	$ 10.3	$ 8.3
Additional listing fee revenue reported	$ 10.8	$ 8.7

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from July 1, 1997 to June 30, 2007 compared with the period from July 1, 1996 to June 30, 2006. *Initial and additional listing fees billed*[*] in Q2/07, as compared with Q2/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

- *Other issuer services* include revenue from the acquisition of The Equicom Group Inc. ("Equicom"), effective June 1, 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

---

[*] See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
Capital Markets	$ 38.0	$ 36.8	$1.2	3%
Energy Markets	$ 4.9	$ 4.8	$0.1	2%
Total trading and related fees	$ 42.9	$ 41.6	$1.3	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited ("Shorcan"), acquired in December 2006.
- The total volume of securities traded in Q2/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 23% over Q2/06 (38.2 billion securities in Q2/07 versus 31.0 billion securities in Q2/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was attributable to the inclusion of revenue from Oxen Inc. ("Oxen").
- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen in Q2/07 increased by 16% over Q2/06 (2.9 million terajoules in Q2/07 versus 2.5 million terajoules in Q2/06). However, NGX deferred more revenue in Q2/07 than in Q2/06.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange[+]

In preparation for the TSX Quantum Revolution, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group intends to announce changes in August 2007, to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange, taking effect in the fourth quarter of 2007.

[+] The "*Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange*" section above contains certain forward-looking statements. Please refer to "**Forward-Looking Statements, Risks and Uncertainties**" for a discussion of risks and uncertainties related to such statements.

Based on lab testing, TSX Quantum will have capacity of 2 billion messages per day, throughput of 100,000 messages per second and response times in the single digit millisecond range. The fee changes will be targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants and active traders. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities. Our equity trading fee per share has dropped by over 60% since 2000.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix. Since moving to a volume-based trading fee model on July 1, 2006, volumes traded on TSX and TSX Venture have increased by almost 20% over the one year period prior to the change.

Market Data Revenue

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 27.8	$ 21.5	$ 6.3	29%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at the end of Q2/07 versus over 131,000 at the end of Q2/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s[***] ("Scotia Capital") Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.

- The increase was also attributable to fee changes that were effective January 1, 2007.

[***] Registered trade-mark of The Bank of Nova Scotia. Used under license.

Expenses

Compensation and Benefits

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 22.6	$ 18.4	$ 4.2	23%

- *Compensation and benefits* costs increased by $3.3 million due to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of **General and administration** costs and a net savings going forward. These increases were partially offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.

- There were higher expenses associated with annual salary increases and pension costs. In addition, there was an increase of $1.0 million in organizational transition costs compared with the same period last year.

- The increase in Q2/07 compared with Q2/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 6.5	$ 4.9	$1.6	33%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.

- The increase was also due to higher hardware leasing costs related to the next generation of servers that were installed in Q2/07.

- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 10.2	$ 8.6	$ 1.6	19%

- *General and administration* costs increased by $1.3 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.

- The increase was also due to expenses related to the creation of DEX™, a new derivatives exchange we plan to launch with the International Securities Exchange in March 2009 and costs associated with a marketing campaign to attract U.S listings.

Amortization

(in millions of dollars)

Q2/07	Q2/06	$ increase	% increase
$ 3.8	$ 3.1	$ 0.7	23%

- *Amortization* costs increased reflecting higher amortization of $1.1 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Q2/07	Q2/06	$ increase
$ 0.0	($ 0.1)	$ 0.1

- *Income (loss) from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q2/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Q2/07	Q2/06	$ (decrease)	% (decrease)
$ 1.3	$ 2.2	($0.9)	(41%)

- *Investment income* decreased due to a reduction in the value of short-term bond and mortgage fund investments, somewhat offset by higher returns on money market investments and an increase in cash and marketable securities during Q2/07 versus Q2/06.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q2/07	Q2/06	Q2/07	Q2/06
$ 25.3	$ 31.3	39%	52%

- The effective tax rate decreased from approximately 52% for Q2/06 to approximately 39% for Q2/07 primarily due to lower adjustments in the value of the future tax asset.

- The higher tax rate in Q2/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.

- The tax rate for Q2/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

	1H/07	1H/06	$ increase/ (decrease)	% increase/ (decrease)
Revenue	$ 207.4	$ 180.6	$26.8	15%
Expenses	$ 90.1	$ 71.4	$18.7	26%
Net income	$ 75.6	$ 63.2	$12.4	20%
Earnings per share:				
Basic	$ 1.10	$ 0.93	$0.17	18%
Diluted	$ 1.10	$ 0.92	$0.18	20%
Cash Flows from Operating Activities	$ 113.4	$ 113.4	-	-

Revenue

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in 1H/07 and 1H/06.

(in millions of dollars)

	Reported				*Billed**			
	1H/07	**1H/06**	**$ increase**	**% increase**	**1H/07**	**1H/06**	**$ increase**	**% increase**
Initial listing fees	$ 6.6	$ 5.4	$ 1.2	22%	$ 15.1	$ 14.9	$ 0.2	1%
Additional listing fees	$ 20.8	$ 17.0	$ 3.8	22%	$ 58.5	$ 45.4	$ 13.1	29%
*Sustaining listing fees***	$ 33.9	$ 30.2	$ 3.7	12%	$ 33.9	$ 30.2	$ 3.7	12%
Other issuer services	$ 1.1	-	$ 1.1	-	$ 1.1	-	$ 1.1	-
Total issuer services fees	$ 62.4	$ 52.6	$9.8	19%	$108.6	$ 90.5	$ 18.1	20%

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	1H/07	1H/06
Initial listing fees billed*	$ 15.1	$ 14.9
Initial listing fees billed* and deferred to future periods	($ 14.9)	($ 14.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 6.4	$ 5.2
Initial listing fee revenue reported	$ 6.6	$ 5.4

Additional Listing Fees (in millions of dollars)	1H/07	1H/06
Additional listing fees billed*	$ 58.5	$ 45.4
Additional listing fees billed* and deferred to future periods	($ 57.6)	($ 44.7)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 19.9	$ 16.3
Additional listing fee revenue reported	$ 20.8	$ 17.0

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to June 30, 2007 compared with the period from April 1, 1996 to June 30, 2006. *Initial and additional listing fees billed** in 1H/07, as compared with 1H/06, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on the market capitalization at the end of the prior calendar year, subject to minimum and maximum

* See discussion under the heading Non-GAAP Financial Measures.

fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

- *Other issuer services* include revenue from the acquisition of Equicom, effective June 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
Capital Markets	$ 75.3	$ 73.4	$1.9	3%
Energy Markets	$ 9.7	$ 9.2	$0.5	5%
Total trading and related fees	$ 85.0	$ 82.6	$2.4	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan.

- The total volume of securities traded in 1H/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 17% over 1H/06 (75.5 billion securities in 1H/07 versus 64.7 billion securities in 1H/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue from Oxen.

- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in 1H/07 increased by 4% over 1H/06 (5.3 million terajoules in 1H/07 versus 5.1 million terajoules in 1H/06). However, NGX deferred more revenue in 1H/07 than in 1H/06, which resulted in a decrease in revenue.

Market Data Revenue

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 54.4	$ 40.0	$14.4	36%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at June 30, 2007 versus over 131,000 at June 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to the inclusion of revenue from Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.
- The increase was also attributable to fee changes that were effective January 1, 2007.

Expenses

Compensation and Benefits

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 48.1	$ 38.7	$9.4	24%

- *Compensation and benefits* costs increased by $5.5 million due to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of **General and administration** costs and a net savings going forward. These increases were partially

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.

- There were higher expenses associated with annual salary increases, long term performance incentive accruals and pension costs. In addition, there was also an increase of $2.3 million in organizational transition costs compared with the same period last year.

- The increase in 1H/07 compared with 1H/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 13.1	$ 10.0	$3.1	31%

- *Information and trading systems* costs increased by $1.2 million due to the previously mentioned acquisitions made in Q4/06 and the acquisition of Equicom in Q2/07.

- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 21.3	$ 16.5	$4.8	29%

- *General and administration* costs increased by $2.5 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.

- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.

- The increase was also due to higher charitable donations and directors' compensation, increased capital tax expense, expenses related to the creation of DEX and costs associated with a marketing campaign to attract U.S. listings.

Amortization

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 7.5	$ 6.1	$1.4	23%

- *Amortization* costs increased reflecting higher amortization of $1.8 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

1H/07	1H/06	$ increase
$ 0.1	($ 0.2)	$ 0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for 1H/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 5.2	$ 4.4	$ 0.8	18%

- *Investment income* increased due to an increase in cash and marketable securities during 1H/07 versus 1H/06 and improved returns from money market investments, partially offset by a reduction in the value of short term bond and mortgage fund investments.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
1H/07	**1H/06**	**1H/07**	**1H/06**
$ 47.0	$ 50.3	38%	44%

- The effective tax rate decreased from approximately 44% for 1H/06 to approximately 38% for 1H/07 primarily due to lower adjustments in the value of the future tax asset.
- The higher tax rate in 1H/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The tax rate for 1H/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of S1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 370.9	$ 322.1	$ 48.8

- The increase was primarily due to $113.4 million in cash from operations in 1H/07 offset by the payment of two dividends of $0.38 per common share, or $52.1 million in aggregate.

Total Assets

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 1,588.4	$ 1,572.8	$ 15.6

- *Total assets* included an increase in cash and marketable securities of $48.8 million as well as an increase in accounts receivable of $19.5 million. This increase was partially due to the transition to a new system which resulted in a lag between when securities are listed or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved.

- Following a change in accounting policy adopted effective January 1, 2007, we recorded $127.3 million related to the fair value of energy contracts undelivered as at June 30, 2007. This increase was more than offset by lower energy contracts receivable of $691.6 million at June 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of June 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $691.6 million at June 30, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $127.3 million at June 30, 2007.

Shareholders' Equity

(in millions of dollars)

June 30, 2007	December 31, 2006	$ increase
$ 255.5	$ 227.0	$ 28.5

- *Shareholders' equity* increased primarily due to net income of $75.6 million in 1H/07, offset by dividend payments of $52.1 million. Net income from NGX was $0.9 million in 1H/07, as compared with $1.5 million in 1H/06.

- At June 30, 2007 there were 68,624,424 common shares issued and outstanding. In 1H/07, 203,160 common shares were issued on the exercise of share options. At June 30, 2007, 4,475,758 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At June 30, 2007, there were 1,039,441 options outstanding.

- At July 24, 2007, there were 68,626,154 common shares issued and outstanding and 1,037,711 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 44.1	$ 56.1	($ 12.0)

Cash Flows from Operating Activities were $12.0 million lower in Q2/07 compared with Q2/06 largely due to the increase in accounts receivable. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Net income	$ 39.1	$ 28.5	$ 10.6
Amortization	$ 3.8	$ 3.1	$ 0.7
Unrealized loss on marketable securities	$ 3.3	-	$ 3.3
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	($ 6.0)	($ 1.0)	($ 5.0)
(Increase) / decrease in accounts receivable and prepaid expenses	($ 10.4)	$ 6.2	($16.6)
Net increase (decrease) in accounts payable and accrued liabilities	($ 1.5)	$ 0.3	($ 1.8)
Increase in deferred revenue primarily related to deferring initial and additional listing fees	$ 9.7	$ 8.1	$ 1.6
Increase in income taxes payable	$ 5.2	$ 10.5	($ 5.3)
Net increase in other items	$ 0.9	$ 0.4	$ 0.5
Cash Flows from Operating Activities	$ 44.1	$ 56.1	($ 12.0)

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 113.4	$ 113.4	-

Cash Flows from Operating Activities in 1H/07 were unchanged from 1H/06 largely due to the increase in accounts receivable, which more than offset the increase in operating cash flow from net income. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Net income	$ 75.6	$ 63.2	$ 12.4
Amortization	$ 7.5	$ 6.1	$ 1.4
Unrealized loss on marketable securities	$ 3.8	-	$ 3.8
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	($ 10.1)	($ 6.3)	($ 3.8)
(Increase) in accounts receivable and prepaid expenses	($ 20.7)	($ 4.0)	($ 16.7)
Net increase (decrease) in accounts payable and accrued liabilities	($ 11.9)	($ 7.4)	($ 4.5)
Increase in deferred revenue primarily related to listing fees	$ 82.1	$ 70.8	$ 11.3
(Decrease) in income taxes payable	($ 14.9)	($ 10.6)	($ 4.3)
Net increase in other items	$ 2.0	$ 1.6	$ 0.4
Cash Flows from Operating Activities	$113.4	$113.4	-

Cash Flows Used in Investing Activities

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Cash Flows (Used in) Investing Activities	($ 30.2)	($ 38.1)	$ 7.9

Cash Flows (Used in) Investing Activities were $7.9 million lower in Q2/07 compared with Q2/06 due to:

(in millions of dollars)

	Q2/07	Q2/06	Increase/ (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 1.2)	($ 0.6)	($ 0.6)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Additions to intangible assets related to TSX Quantum internal development costs	($ 1.9)	-	($ 1.9)
Net (purchase of) marketable securities	($ 18.9)	($ 37.5)	$18.6
Cash Flows (Used in) Investing Activities	($ 30.2)	($ 38.1)	$ 7.9

(in millions of dollars)

	1H/07	1H/06	Increase/ (decrease) in cash
Cash Flows (Used in) Investing Activities	($ 64.5)	($ 74.5)	$ 10.0

Cash Flows (Used in) Investing Activities were $10.0 million lower in 1H/07 compared with 1H/06 due to:

(in millions of dollars)

	1H/07	**1H/06**	**Increase/ (decrease) in cash**
Capital expenditures primarily related to technology investments and leasehold improvements	($ 2.2)	($ 1.1)	($ 1.1)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Additions to intangible assets related to TSX Quantum internal development costs	($ 1.9)	-	($ 1.9)
Net (purchase of) marketable securities	($ 52.2)	($ 73.4)	$ 21.2
Cash Flows (Used in) Investing Activities	($ 64.5)	($ 74.5)	$ 10.0

Financial Statements Governance Practice

The Finance & Audit Committee of the Board of Directors of TSX Group Inc. reviewed this press release as well as the Q2/07 unaudited consolidated financial statements and Management's Discussion and Analysis ("MD&A") related to these statements, and recommended they be approved by the Board of Directors. Following review by the full Board, the financial statements, MD&A and the contents of this press release were approved.

Consolidated Financial Statements

TSX Group's Q2/07 unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. The financial information in this press release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian GAAP, unless otherwise noted.

TSX Group expects to file its Q2/07 unaudited consolidated financial statements and MD&A with Canadian securities regulators today, after which time the statements and related MD&A may be accessed through www.sedar.com, or on the TSX Group website at www.tsx.com. In addition, copies of these documents will be available upon request, at no cost, by contacting TSX Group Investor Relations by phone at (416) 947-4277 or by e-mail at shareholder@tsx.com.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace *listing fees received*, *initial listing fees received* and *additional listing fees received*, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this press release, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Forward-Looking Statements, Risks and Uncertainties

This press release, in particular the section under the heading **Trading and Related Revenue** and the table entitled **Supplementary Information on Deferred Revenue - Initial and Additional Listing Fees**, contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities

regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

Teleconference / Audio Webcast

TSX Group will host a teleconference / audio webcast to discuss the financial results for Q2/07.

Time: 5:00 p.m. – 6:00 p.m. ET on Wednesday, July 25, 2007.

To teleconference participants: Please call the following number at least 15 minutes prior to the start of the event.

Teleconference Number: (416)-644-3414 or 1-800-733-7560

AudioWebcast: www.tsx.com, under Investor Relations

Audio Replay: 416-640-1917 or 1-877-289-8525
The passcode for the replay is 21238910#

For further information please contact:

Steve Kee
Director
Corporate Communications, TSX Group
Office: 416-947-4682
E-Mail: steve.kee@tsx.com

Paul Malcolmson
Director
Investor and Public Relations, TSX Group
Office: 416-947-4317
E-Mail: paul.malcolmson@tsx.com

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	**$ 36,646**	$ 37,018
Marketable securities	**334,246**	285,055
Accounts receivable	**53,784**	34,298
Energy contracts receivable	**691,589**	889,395
Fair value of energy contracts undelivered	**127,339**	–
Prepaid expenses	**6,758**	2,914
Future tax asset	**23,732**	25,095
	1,274,094	1,273,775
Premises and equipment	**22,741**	25,344
Future tax asset	**137,952**	127,362
Other assets	**11,625**	12,482
Investment in affiliate	**11,419**	11,357
Intangible assets	**64,838**	62,652
Goodwill	**65,692**	59,866
	$1,588,361	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 31,205**	$ 39,194
Energy contracts payable	**691,589**	889,395
Fair value of energy contracts undelivered	**127,339**	–
Deferred revenue	**42,989**	6,468
Deferred revenue – initial and additional listing fees	**56,611**	50,410
Obligation under capital lease	**494**	778
Income taxes payable	**6,353**	20,465
	956,580	1,006,710
Accrued employee benefits liability	**11,518**	10,425
Obligation under capital lease	**33**	145
Other liabilities	**29,043**	32,880
Deferred revenue – initial and additional listing fees	**335,672**	295,723
	1,332,846	1,345,883
Shareholders' equity:		
Share capital	**391,756**	387,501
Share option plan	**4,192**	3,942
Deficit	**(140,433)**	(164,488)
	255,515	226,955
	$1,588,361	$1,572,838

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Revenue:				
Issuer services	**$ 32,248**	$ 26,712	**$ 62,396**	$ 52,649
Trading and related	**42,880**	41,632	**84,995**	82,645
Market data	**27,787**	21,468	**54,378**	39,972
Business services	**2,752**	2,288	**5,025**	4,374
Other	**563**	512	**612**	985
	106,230	92,612	**207,406**	180,625
Expenses:				
Compensation and benefits	**22,573**	18,424	**48,116**	38,731
Information and trading systems	**6,525**	4,892	**13,126**	9,971
General and administration	**10,213**	8,626	**21,296**	16,520
Amortization	**3,771**	3,068	**7,512**	6,130
	43,082	35,010	**90,050**	71,352
Income from operations	**63,148**	57,602	**117,356**	109,273
Income (loss) from investment in affiliate	**21**	(76)	**62**	(205)
Investment income	**1,256**	2,230	**5,169**	4,415
Income before income taxes	**64,425**	59,756	**122,587**	113,483
Income taxes	**25,297**	31,292	**47,011**	50,292
Net income	**$ 39,128**	$ 28,464	**$ 75,576**	$ 63,191
Earnings per share:				
Basic	**$ 0.57**	$ 0.42	**$ 1.10**	$ 0.93
Diluted	**0.57**	0.41	**1.10**	0.92

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Six months ended June 30, 2007	2006
Common shares:		
Balance, beginning of period	**$ 387,501**	$ 380,925
Proceeds on options exercised	**3,344**	3,689
Cost of exercised options	**911**	907
Balance, end of period	**391,756**	385,521
Share option plan:		
Balance, beginning of period	**3,942**	2,669
Cost of exercised options	**(911)**	(907)
Cost of share option plan	**1,161**	1,223
Balance, end of period	**4,192**	2,985
Deficit:		
Balance, beginning of period	**(164,488)**	(205,799)
Transitional adjustment	**621**	–
Net income	**75,576**	63,191
Dividends on common shares	**(52,142)**	(45,074)
Balance, end of period	**(140,433)**	(187,682)
Shareholders' equity, end of period	**$ 255,515**	$ 200,824

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash flows from (used in) operating activities:				
Net income	**$ 39,128**	$ 28,464	**$ 75,576**	$ 63,191
Adjustments to determine net cash flows:				
Amortization	**3,771**	3,068	**7,512**	6,130
Unrealized loss on marketable securities	**3,276**	–	**3,786**	–
(Income) loss from investment in affiliate	**(21)**	76	**(62)**	205
Cost of share option plan	**535**	672	**1,161**	1,223
Future tax asset	**(6,006)**	(1,006)	**(10,100)**	(6,268)
Energy contracts receivable	**(3,454)**	25,390	**197,806**	461,767
Fair value of energy contracts undelivered	**(72,535)**	–	**(127,339)**	–
Accounts receivable and prepaid expenses	**(10,385)**	6,224	**(20,716)**	(3,951)
Other assets	**428**	(303)	**857**	8
Accounts payable and accrued liabilities	**2,617**	12,325	**(9,092)**	2,299
Energy contracts payable	**3,454**	(25,390)	**(197,806)**	(461,767)
Fair value of energy contracts undelivered	**72,535**	–	**127,339**	–
Long term accrued and other liabilities	**(4,160)**	(12,017)	**(2,790)**	(9,673)
Deferred revenue	**9,688**	8,132	**82,141**	70,830
Income taxes payable	**5,228**	10,470	**(14,920)**	(10,626)
	44,099	56,105	**113,353**	113,368
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	**(203)**	(213)	**(430)**	(424)
Proceeds on exercised options	**273**	246	**3,344**	3,689
Dividends on common shares	**(26,070)**	(22,549)	**(52,142)**	(45,074)
	(26,000)	(22,516)	**(49,228)**	(41,809)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	**(1,193)**	(567)	**(2,207)**	(1,127)
Acquisitions, net of cash acquired	**(8,142)**	–	**(8,142)**	–
Additions to intangible assets	**(1,925)**	–	**(1,925)**	–
Marketable securities	**(18,911)**	(37,539)	**(52,223)**	(73,403)
	(30,171)	(38,106)	**(64,497)**	(74,530)
Decrease in cash	**(12,072)**	(4,517)	**(372)**	(2,971)
Cash, beginning of period	**48,718**	30,031	**37,018**	28,485
Cash, end of period	**$ 36,646**	$ 25,514	**$ 36,646**	$ 25,514
Supplemental cash flow information:				
Interest paid	**$ 161**	$64	**$ 389**	$ 265
Interest received	**3,979**	4,091	**8,092**	7,523
Income taxes paid	**24,818**	21,334	**71,345**	66,918

TSX GROUP INC.

Market Statistics

(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Toronto Stock Exchange:				
Volume (millions)	24,789.0	20,684.0	48,527.1	43,052.9
Value ($ billions)	431.7	350.5	817.9	708.7
Transactions (000s)	27,708.9	21,277.8	53,689.1	42,097.1
Issuers Listed	1,623	1,569	1623	1,569
New Issuers Listed:	70	55	114	107
Number of Initial Public Offerings	38	31	58	65
Number of graduates from TSX Venture/NEX	23	19	39	32
New Equity Financing: ($ millions)	14,682.7	11,088.8	28,256.3	21,794.7
Initial Public Offering Financings ($ millions)	2,191.0	2,787.1	3,694.3	7,084.2
Secondary Offering Financings [1] ($ millions)	7,811.7	4,760.1	13,222.7	9,741.6
Supplementary Financings ($ millions)	4,680.0	3,541.6	11,339.3	4,968.9
Market Cap of Issuers Listed ($ billions)	2,195.1	1,900.4	2,195.1	1,900.4
S&P/TSX Composite Index [2] Close	13,906.6	11,612.9	13,906.6	11,612.9
TSX Venture Exchange: [3]				
Volume (millions)	13,440.2	10,278.5	26,925.7	21,667.2
Value ($ millions)	12,519.0	10,321.5	25,181.9	19,700.5
Transactions (000s)	2,269.4	1,884.7	4,651.0	3,728.4
Issuers Listed	2,273	2,206	2,273	2,206
New Issuers Listed	61	41	119	85
New Equity Financing: ($ millions)	3,409.8	2,879.8	5,827.7	4,606.3
Initial Public Offering Financings ($ millions)	124.3	78.3	239.7	147.2
Secondary Offering Financings [1] ($ millions)	3,285.5	2,801.5	5,588.0	4,459.1
Market Cap of Issuers Listed: ($ billions)	62.1	46.1	62.1	46.1
S&P/TSX Venture Composite Index [2] Close	3,174.4	2,635.2	3174.4	2,635.2
Toronto Stock Exchange and TSX Venture Exchange:				
Professional and Equivalent Real-time Data Subscriptions	149,687	131,085	149,687	131,085

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (158 issuers at June 30, 2007and 190 issuers at June 30, 2006).

SUPPLEMENTARY INFORMATION ON DEFERRED REVENUE - INITIAL AND ADDITIONAL LISTING FEES[1]
As at June 30, 2007
(Unaudited)

(in millions of dollars)

Future amortization of deferred revenue - initial and additional listing fees

	Q1	Q2	Q3	Q4	Total Year
2007	-	-	14.4	14.2	28.6
2008	14.1	13.9	13.8	13.7	55.5
2009	13.6	13.5	13.4	13.2	53.7
2010	13.1	13.0	12.9	12.7	51.7
2011	12.6	12.4	12.1	12.0	49.1
2012	11.7	11.3	11.0	10.9	44.9
2013	10.5	10.2	9.8	9.1	39.6
2014	8.7	8.2	7.7	7.2	31.8
2015	6.6	6.0	5.4	4.9	22.9
2016	4.3	3.5	2.8	2.2	12.8
2017	1.3	0.4	-	-	1.7
			Total deferred revenue	**$**	**392.3**

Note: only includes initial and additional listing fees received up to June 30, 2007 (and is calculated based on an estimated service period of ten years)

[1]Please refer to **Forward-Looking Statements, Risks and Uncertainties** .


TSX group
TSX

TSX GROUP INC. ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, July 25, 2007 – TSX Group Inc.'s ("TSX Group") Board of Directors has authorized the purchase of up to 6,841,051 of its Common Shares by way of normal course purchases on Toronto Stock Exchange ("TSX"), subject to regulatory approval. These Common Shares represent 10% of the public float as on July 24, 2007.

"The Board of Directors considered a number of key factors in deciding to establish an NCIB," said Wayne Fox, Chairman of TSX Group Inc. "These factors included the company's ongoing ability to generate cash, its capacity to raise capital in the debt and equity markets, required resources to execute growth strategies in the near term, and the need for flexibility in its capital structure."

The purchases may commence on the date that is two trading days after the latest of (i) the date of acceptance by TSX of TSX Group's notice of intention in final executed form, and (ii) the date that TSX Group issues the press release required by TSX. It is expected that the purchases will terminate not more than one year after the purchases commence, or on such earlier date as TSX Group may complete its purchases.

The Company intends to enter into a pre-defined plan with its designated broker to allow for the repurchase of Common Shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.

Commenting on the NCIB, Richard Nesbitt, Chief Executive Officer of TSX Group, said "It is important that investors understand that this use of cash in no way reflects a changed view around our many opportunities for growth within Canada and beyond. We will continue to be exceptionally well positioned to execute on our growth strategies moving forward while moving to a more efficient capital structure."

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

Purchases will be made by TSX Group in accordance with applicable regulatory requirements and the price which TSX Group will pay for any such Common Shares will be the market price of such shares at the time of acquisition. Purchased Shares will be cancelled.

TSX Group believes that the market price of its Common Shares could be such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. TSX Group has not purchased any of its Common Shares in the last twelve months.

To the knowledge of TSX Group, no director, senior officer or other insider of TSX Group currently intends to sell any Common Shares under this bid. However, sales by such persons through the facilities of the TSX may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.



TSX group TSX

TSX GROUP INC. NORMAL COURSE ISSUER BID APPROVED

AUGUST 1, 2007 (TORONTO) – TSX Group Inc. ("TSX Group") announced today that a normal course issuer bid ("NCIB") has been accepted by Toronto Stock Exchange ("TSX").

TSX Group intends to purchase up to 6,841,051 of its Common Shares by way of normal course purchases on Toronto Stock Exchange, representing 10% of the public float on July 24, 2007. Daily repurchases will be limited to 94,885 Common Shares, other than block purchase exceptions.

The purchases may commence on August 7, 2007 and will terminate on August 6, 2008, or on such earlier date as TSX Group completes its purchases.

Purchases will be made by TSX Group in accordance with TSX requirements and the price which TSX Group will pay for any such Common Shares will be the market price of such shares at the time of acquisition. All purchases will be effected through the facilities of TSX. Purchased Shares will be cancelled.

The Company also entered into a pre-defined plan with its designated broker to allow for the repurchase of Common Shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.

TSX Group believes that the market price of its Common Shares could be such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. TSX Group has not purchased any of its Common Shares in the last twelve months.

To the knowledge of TSX Group, no director, senior officer or other insider of TSX Group currently intends to sell any Common Shares under this bid. However, sales by such persons through the facilities of the TSX may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.




TSX group
TSX


ENBRIDGE

TSX Group Inc. acquires option to purchase NetThruPut Inc. in 2009

SEPTEMBER 6, 2007 (CALGARY, TORONTO) – TSX Group Inc. (TSX: TSX-X) announced today it has entered into an agreement with Enbridge Inc. (TSX, NYSE: ENB) and Circuit Technology Limited granting TSX Group the option to acquire NetThruPut Inc. (NTP) at a time after March 15, 2009. Calgary-based NTP, jointly owned by Enbridge and Circuit Technology, is the leading Canadian electronic trading platform and clearing facility for crude oil.

"Canada is an emerging energy superpower and TSX Group is an important facilitator of efficient markets. We are very excited about this transaction as it complements both our NGX business and our strength in energy in our existing equity markets," said Richard Nesbitt, CEO of TSX Group. "This arrangement will allow us to further expand on our footprint in the energy space in North America."

TSX Group has paid $9.5 million for the right to acquire NTP from its shareholders Enbridge and Circuit Technology at a price between $40 million and $95 million depending on NTP's 2008 net earnings. The purchase price payable to Circuit Technology will be satisfied by the issuance of TSX Group shares, subject to Toronto Stock Exchange regulatory approval. This agreement also provides Enbridge and Circuit Technology with the right to sell NTP under the same terms to TSX Group. Exercise of the option by either TSX Group or the NTP shareholders is subject to certain closing conditions.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.

TSX group 


ENBRIDGE

TSX Group is a leader in the oil and gas sector - more oil and gas companies are listed on Toronto Stock Exchange and TSX Venture Exchange than any other exchange group in the world. At the end of June 30, 2007, there were 434 oil & gas companies with a total market capitalization of $544.9 billion listed on Toronto Stock Exchange and TSX Venture Exchange. Oil & gas companies continue to raise equity on our exchanges with $5.6 billion raised in the first half of 2007, and $10.5 billion raised in 2006. Over 10 billion oil & gas shares, valued at $169.2 billion, traded on Toronto Stock Exchange and TSX Venture Exchange in the first half of 2007. In the same period, more than 5.6 million terajoules in natural gas cleared on NGX, which is a leading North American energy exchange for the trading and clearing of energy contracts. In March 2007, TSX Group announced that NGX had entered into a technology and energy clearing alliance with the Intercontinental Exchange (ICE).

NTP provides a secure internet-based crude oil trading and clearing platform for customers to transact business anonymously in real-time with the assurance of guaranteed commodity delivery and payment. These services are augmented by timely access to current and historical market indicators.

NTP has created a liquid marketplace for buying and selling crude oil. This is achieved through instant access to a wide market audience, creating price transparency, and lower processing and administration costs. Since its inception in January 1999, NTP has grown to be a central feature of the market for a large majority of Canada's leading oil traders, including producers, refiners, and marketers.

About NetThruPut Inc.

NTP is the Canadian leader in internet-based crude oil trading systems and is an independently operated company, regulated by the Alberta Securities Commission and the Commodities Futures Trading Commission. NTP is privately held; owned 52% by Enbridge Inc. (whose major business is in crude oil transportation) and 48% by Circuit Technology Limited (a private investment company). NTP employs state-of-the-art technology to provide a secure platform

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.

TSX group  

for transacting business anonymously in real-time with the assurances of guaranteed commodity delivery and historical market indicators. NTP employs a full clearing credit model. NTP currently sits on over 600 desktops spanning almost 100 different companies.

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company's website at www.enbridge.com.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.


TSX group
TSX


ENBRIDGE

About Circuit Technology Limited

Circuit Technology Limited is a company incorporated in the British Virgin Islands. It is a private investment company which holds 48% of the issued shares of NetThruPut Inc.

Certain information provided in this news release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.


TSX group
TSX

MEDIA RELEASE
FOR IMMEDIATE RELEASE

The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4682
F (416) 947-4662
steve.kee@tsx.com

October 31, 2007

TSX Group Inc. Reports Results for Third Quarter 2007

- Revenue of $106.1 million for Q3/07, up 31% over Q3/06
- Volume traded on Toronto Stock Exchange and TSX Venture Exchange up 43% over Q3/06
- Record diluted earnings per share of 62 cents for Q3/07, versus 48 cents in Q3/06
- Q3/07 net income of $42.7 million, compared with $33.2 million in Q3/06
- Cash flow from operations of $55.1 million in Q3/07, an increase of 45% from Q3/06
- Repurchased over 1.7 million common shares at a cost of $73.8 million under NCIB during Q3/07
- TSX Group increases its guarantee of NGX clearing backstop fund to US $100 million from $30 million to accommodate anticipated growth in activity
- Announces changes to listing fees structure for 2008

TORONTO – TSX Group Inc. [TSX:X] announced results for the third quarter ended September 30, 2007:

(in millions of dollars, except per share amounts)

	Q3/07	Q3/06	$ increase	% increase
Revenue	$ 106.1	$ 81.2	$ 24.9	31%
Expenses	$ 44.4	$ 37.7	$ 6.7	18%
Net income	$ 42.7	$ 33.2	$ 9.5	29%
Earnings per share:				
Basic	$ 0.63	$ 0.49	$ 0.14	29%
Diluted	$ 0.62	$ 0.48	$ 0.14	29%
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1	45%

Richard Nesbitt, Chief Executive Officer of TSX Group, said "We are pleased to again report strong financial results with record EPS of 62 cents for the third quarter. We also made great strides with our initiatives in the third quarter. We are extremely excited about our new trading and technology platform TSX Quantum, which will begin rollout this quarter. Preparations continue in advance of the anticipated March 2009 launch of our new Canadian derivatives market DEX, our joint initiative with International Securities Exchange. This past quarter a contract was signed with OMX to deliver and support a new trading system for DEX. In addition, TSX entered into an agreement with Standard & Poor's to secure the exclusive use of S&P/TSX+ equity indices in connection with options, futures and options on futures beginning in 2009. In our energy business, the NGX arrangement with IntercontinentalExchange is scheduled to launch this December. We were also pleased to announce that we have purchased the option to acquire all of the shares of NetThruPut Inc., a leading Canadian electronic trading platform and clearing facility for crude oil after March 15, 2009."

Commenting specifically on TSX Group's financial results, Michael Ptasznik, Chief Financial Officer, said "In the third quarter of 2007, we saw strong revenue growth in issuer services, trading and market data over the corresponding period in 2006. The increases came both from underlying market and sales activity as well as from the recent acquisitions in the areas of energy, fixed income and investor relations services."

+ "S&P", as part of the composite mark of S&P/TSX refers to a trademark of The McGraw-Hill Companies, Inc. and is used under license.

Quarter Ended September 30, 2007 Compared with Quarter Ended September 30, 2006

Revenue

Revenue was $106.1 million for Q3/07, up $24.9 million, or 31% as compared with $81.2 million for Q3/06 primarily reflecting increased issuer services, trading and related and market data revenue, including $9.4 million from Shorcan Brokers Limited ("Shorcan"), Oxen Inc. ("Oxen"), PC-Bond® (acquired in Q4/06) and The Equicom Group Inc. ("Equicom"), acquired in Q2/07.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in Q3/07 and Q3/06.

(in millions of dollars)

	Reported				*Billed**			
	Q3/07	**Q3/06**	**$ increase**	**% increase**	**Q3/07**	**Q3/06**	**$ increase**	**% increase**
Initial listing fees	$ 3.5	$ 3.0	$ 0.5	17%	$ 7.2	$ 6.8	$ 0.4	6%
Additional listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 23.2	$ 18.7	$ 4.5	24%
*Sustaining listing fees***	$ 16.8	$ 15.3	$ 1.5	10%	$ 16.8	$ 15.3	$ 1.5	10%
Other issuer services	$ 3.1	-	$ 3.1	-	$ 3.1	-	$ 3.1	-
Total issuer services fees	$ 34.8	$ 27.6	$ 7.2	26%	$ 50.3	$ 40.8	$ 9.5	23%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q3/07**	**Q3/06**
Initial listing fees billed*	$ 7.2	$ 6.8
Initial listing fees billed* and deferred to future periods	($ 7.1)	($ 6.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.4	$ 2.9
Initial listing fees revenue reported	$ 3.5	$ 3.0

Additional Listing Fees (in millions of dollars)	**Q3/07**	**Q3/06**
Additional listing fees billed*	$ 23.2	$ 18.7
Additional listing fees billed* and deferred to future periods	($ 22.8)	($ 18.3)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 11.0	$ 8.9
Additional listing fees revenue reported	$ 11.4	$ 9.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from October 1, 1997 to September 30, 2007 compared with the period from October 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in Q3/07, as compared with Q3/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

- *Other issuer services* includes revenue from Equicom™, acquired in June 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

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* See discussion under the heading Non-GAAP Financial Measures.

Changes to Listing Fees for 2008[1]

There will be changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange effective January 1, 2008. This decision followed a review of listing fees on other major global exchanges. Based on recent market activity, it is anticipated that total issuer services revenue reported would have increased by about one to three percent and total issuer services fees billed* would have increased by about six to eight percent on an annual basis as a result of these changes. For Toronto Stock Exchange listed issuers, the changes include adjustments to the variable rates for initial and additional listing fees and increases to the maximum fee for security-based compensation arrangements. For TSX Venture Exchange issuers, the changes include increases to the minimum and maximum sustaining and additional listing fees and to the initial Capital Pool Company listing fee. Details of changes to the Toronto Stock Exchange fee structure will be available on tsx.com. TSX Venture Exchange listing fees changes are subject to regulatory approval and details of the approved changes will be available on tsx.com following completion of the approval process.

Trading and Related Revenue

(in millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
Capital Markets:				
• *Toronto Stock Exchange*	$ 25.3	$ 19.3	$ 6.0	31%
• *TSX Venture Exchange*	$ 6.8	$ 4.3	$ 2.5	58%
• *Shorcan*	$ 3.5	-	$ 3.5	-
Capital Markets revenue	$ 35.6	$ 23.6	$ 12.0	51%
Energy Markets revenue	$ 5.9	$ 4.6	$ 1.3	28%
Total trading and related revenue	$ 41.5	$ 28.2	$ 13.3	47%

Capital Markets

- The volume of securities traded in Q3/07 on Toronto Stock Exchange increased by 33% over Q3/06 (22.8 billion securities in Q3/07 versus 17.1 billion securities in Q3/06) and the volume of securities traded in Q3/07 on TSX Venture Exchange increased by 68%

[1] The "*Changes to Listing Fees for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

* See discussion under the heading Non-GAAP Financial Measures.

over Q3/06 (11.1 billion securities in Q3/07 versus 6.6 billion securities in Q3/06). The total volume of securities traded in Q3/07 on both exchanges increased by 43% over Q3/06 (33.9 billion securities in Q3/07 versus 23.7 billion securities in Q3/06).

- The increase was partly attributable to the inclusion of revenue from Shorcan, acquired in December 2006.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen, in Q3/07 increased by 22% over Q3/06 (2.8 million terajoules in Q3/07 versus 2.3 million terajoules in Q3/06).

- The increase was also attributable to the inclusion of $0.4 million in revenue from Oxen, which was acquired in October 2006.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007[2]

In preparation for the TSX Quantum Revolution™, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group announced the specific changes to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange on August 13, 2007, taking effect on November 1, 2007.

The fee changes are targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix.

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[2] The "***Trading Fee Revisions - Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007***" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Market Data Revenue

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 27.5	$ 23.0	$ 4.5	20%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at the end of Q3/07 versus over 134,000 at the end of Q3/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to revenue from recent initiatives including PC-Bond, acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.
- The increase was also attributable to fee changes that were effective January 1, 2007.
- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.
- Revenue recoveries related to under-reported usage of real-time quotes were $3.8 million higher in Q3/06 compared with Q3/07.

Changes to Market Data Pricing for 2008[3]

There will be changes to TSX Datalinx prices effective January 1, 2008. This decision followed a review of market data fees on other major global exchanges, over 100% growth in our quote message rates, and the significant appreciation of the Canadian dollar against the US dollar over the past year. Based on recent market activity, it is anticipated that total market data revenue would have increased by about four to six percent on an annual basis. It is anticipated that market data sales in Canadian dollars would have increased by about one to two percent and that market data sales in U.S. dollars would have increased by about eleven to twelve percent.

Expenses

Expenses were $44.4 million in Q3/07, an increase of $6.7 million, or 18%, as compared with $37.7 million in Q3/06, including $7.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07), partially offset by the impact of capitalizing $1.4

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[3] The "*Changes to Market Data Pricing for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

million of *Compensation and Benefits* costs and $0.2 million in *General and Administration* costs related to the internal development of the TSX Quantum™ trading engine.

Compensation and Benefits

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 23.5	$ 18.9	$ 4.6	24%

- *Compensation and benefits* costs increased by $4.5 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of **General and administration** costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.

- There were higher expenses associated with annual salary increases and pension costs.

- The increase in Q3/07 compared with Q3/06 was partially offset by the impact of capitalizing $1.4 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 6.8	$ 6.3	$ 0.5	8%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.

- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information to our listed issuers.

- The increases were offset by lower initiative spending in Q3/07. *Information and trading systems* costs in Q3/06 included expenses associated with the TSXPress™ initiative, which was completed in 1H/07.

General and Administration

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 10.0	$ 9.2	$ 0.8	9%

- *General and administration* costs increased by $1.8 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was somewhat offset by lower directors' fees and sales commissions as well as lower costs resulting from insourcing the investigative research function. In addition, $0.2 million of internal development costs related to the TSX Quantum trading engine were capitalized.

Amortization

(in millions of dollars)

Q3/07	Q3/06	$ increase	% increase
$ 4.1	$ 3.2	$ 0.9	28%

- *Amortization* costs increased reflecting higher amortization of $0.8 million associated with the acquisitions made in Q4/06 and Q2/07.

Income from Investment in Affiliate

(in millions of dollars)

Q3/07	Q3/06	$ increase
$ 0.1	$ 0.1	-

- *Income from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q3/07 based on our 47% interest in CanDeal.

Investment Income

(in millions of dollars)

Q3/07	Q3/06	$ (decrease)	% (decrease)
$ 4.7	$ 5.1	($0.4)	(8%)

- *Investment income* decreased due to lower returns on short-term bond and mortgage investments during Q3/07 versus Q3/06, somewhat offset by higher returns on money market investments.
- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under a normal course issuer bid ("NCIB") at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q3/07	Q3/06	Q3/07	Q3/06
$ 23.9	$ 15.5	36%	32%

- The effective tax rate increased from approximately 32% for Q3/06 to approximately 36% for Q3/07, which is our effective statutory rate.
- The effective tax rate for Q3/06 was lower partially due to tax adjustments related to short-term bond and mortgage fund investments.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

	Nine months ended			
	Sept. 30/07	Sept. 30/06	$ increase	% increase
Revenue	$ 313.5	$ 261.8	$ 51.7	20%
Expenses	$ 134.4	$ 109.0	$ 25.4	23%
Net income	$ 118.3	$ 96.4	$ 21.9	23%
Earnings per share:				
Basic	$ 1.73	$ 1.41	$ 0.32	23%
Diluted	$ 1.72	$ 1.40	$ 0.32	23%
Cash Flows from Operating Activities	$ 168.5	$ 151.4	$ 17.1	11%

Revenue

Revenue was $313.5 million for the first nine months of 2007, up $51.7 million, or 20% compared with $261.8 million for the first nine months of 2006, reflecting increased market data, issuer services and trading and related revenue including $22.2 million of revenue from Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Issuer Services Revenue (previously **Listing Revenue**)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in the first nine months of 2007 and the first nine months of 2006.

(in millions of dollars)

	Reported				*Billed**			
	Nine months ended				**Nine months ended**			
	Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**	**Sept. 30/07**	**Sept. 30/06**	**$ increase**	**% increase**
Initial listing fees	$ 10.1	$ 8.4	$ 1.7	20%	$ 22.3	$ 21.7	$ 0.6	3%
Additional listing fees	$ 32.2	$ 26.3	$ 5.9	22%	$ 81.7	$ 64.1	$ 17.6	27%
*Sustaining listing fees***	$ 50.7	$ 45.5	$ 5.2	11%	$ 50.7	$ 45.5	$ 5.2	11%
Other issuer services	$ 4.2	-	$ 4.2	-	$ 4.2	-	$ 4.2	-
Total issuer services fees	$ 97.2	$ 80.2	$ 17.0	21%	$ 158.9	$ 131.3	$ 27.6	21%

---

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

	Nine months ended	
Initial Listing Fees (in millions of dollars)	**Sept. 30/07**	**Sept. 30/06**
Initial listing fees billed*	$ 22.3	$ 21.7
Initial listing fees billed* and deferred to future periods	($ 22.0)	($ 21.4)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 9.8	$ 8.1
Initial listing fees revenue reported	$ 10.1	$ 8.4

	Nine months ended	
Additional Listing Fees (in millions of dollars)	**Sept. 30/07**	**Sept. 30/06**
Additional listing fees billed*	$ 81.7	$ 64.1
Additional listing fees billed* and deferred to future periods	($ 80.4)	($ 63.1)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 30.9	$ 25.3
Additional listing fees revenue reported	$ 32.2	$ 26.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from April 1, 1997 to September 30, 2007 compared with the period from April 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in the first nine months of 2007, as compared with the first nine months of 2006, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto

---

* See discussion under the heading Non-GAAP Financial Measures.

Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

- *Other issuer services* includes revenue from the acquisition of Equicom, effective June 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	Nine months ended			
	Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
Capital Markets:				
• *Toronto Stock Exchange*	$ 77.4	$ 74.9	$ 2.5	3%
• *TSX Venture Exchange*	$ 23.4	$ 22.0	$ 1.4	6%
• *Shorcan*	$ 10.2	-	$ 10.2	-
Capital Markets revenue	$ 111.0	$ 96.9	$ 14.1	15%
Energy Markets revenue	$ 15.5	$ 13.9	$ 1.6	12%
Total trading and related revenue	$ 126.5	$ 110.8	$ 15.7	14%

Capital Markets

- The increase was primarily attributable to the inclusion of revenue of $10.2 million from Shorcan.

- The volume of securities traded in the first nine months of 2007 on Toronto Stock Exchange increased by 19% over the first nine months of 2006 (71.4 billion securities in the first nine months of 2007 versus 60.2 billion securities in the first nine months of 2006) and the volume of securities traded in first nine months of 2007 on TSX Venture Exchange increased by 35% over the first nine months of 2006 (38.0 billion securities in the first nine months of 2007 versus 28.2 billion securities in the first nine months of 2006). The total volume of securities traded in the first nine months of 2007 on both exchanges increased by 24% over the first nine months of 2006 (109.4 billion securities in the first nine months of 2007 versus 88.4 billion securities in the first nine months of 2006). The impact from the growth in the volume of securities traded was partially offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue of $1.2 million from Oxen.

- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in the first nine months of 2007 increased by 8% over the first nine months of 2006 (8.1 million terajoules in the first nine months of 2007 versus 7.5 million terajoules in the first nine months of 2006). In the first nine months of 2007, NGX deferred more revenue related to longer-term contracts than in the first nine months of 2006, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

Nine months ended			
Sept. 30/07	**Sept. 30/06**	**$ increase**	**% increase**
$ 81.9	$ 63.0	$ 18.9	30%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at September 30, 2007 versus over 134,000 at September 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

- The increase was also due to the inclusion of revenue from PC-Bond, acquired in October 2006, and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.

- The increase was also attributable to fee changes that were effective January 1, 2007.

- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.

- Revenue recoveries related to under-reported usage of real-time quotes were $3.1 million higher in the first nine months of 2006 compared with the first nine months of 2007.

Expenses

Expenses were $134.4 million in the first nine months of 2007, an increase of $25.4 million, or 23%, compared with $109.0 million in the first nine months of 2006, including $18.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Compensation and Benefits

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 71.6	$ 57.7	$ 13.9	24%

- *Compensation and benefits* costs increased by $10.0 million due to the previously mentioned acquisitions in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of **General and administration** costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.

- There were higher expenses associated with annual salary increases, higher overall performance incentive accruals and pension costs. In addition to the costs associated with the acquisitions (outlined in the previous paragraph) in Q4/06 and Q2/07, there was also an increase of $2.2 million in organizational transition costs in our core businesses compared with the same period last year.

- The increase in the first nine months of 2007 compared with the first nine months of 2006 was partially offset by the impact of capitalizing $3.2 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 19.9	$ 16.3	$ 3.6	22%

- *Information and trading systems* costs increased by $1.9 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.

- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 31.3	$ 25.7	$ 5.6	22%

- *General and administration* costs increased by $4.6 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was partially offset by lower costs resulting from the insourcing of the investigative research function.

Amortization

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 11.6	$ 9.3	$ 2.3	25%

- *Amortization* costs increased reflecting higher amortization of $2.3 million associated with the acquisitions made in Q4/06 and Q2/07.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Nine months ended		
Sept. 30/07	Sept. 30/06	$ increase
$ 0.2	($ 0.1)	$ 0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for the first nine months of 2007 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Nine months ended			
Sept. 30/07	Sept. 30/06	$ increase	% increase
$ 9.9	$ 9.5	$ 0.4	4%

- *Investment income* increased due to improved returns from money market investments, partially offset by lower returns on short term bond and mortgage fund investments.
- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under an NCIB at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Nine months ended		Nine months ended	
Sept. 30/07	Sept. 30/06	Sept. 30/07	Sept. 30/06
$ 70.9	$65.8	37%	41%

- The higher effective tax rate in the first nine months of 2006 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The effective tax rate for the first nine months of 2007 was lower than the rate in the first nine months of 2006, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 313.1	$ 322.1	($ 9.0)

- The decrease was primarily due to the payment of three dividends of $0.38 per common share, or $78.1 million in aggregate and by payments totalling $73.8 million relating to the repurchase of 1,710,262 common shares under an NCIB, which expires August 6, 2008. These decreases were offset by $168.5 million in cash from operations in the first nine months of 2007.

Total Assets

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 1,279.9	$ 1,572.8	($ 292.9)

- *Total assets* decreased due to lower energy contracts receivable of $479.6 million at September 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of September 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $479.6 million at September 30, 2007 compared with $889.4 million at the end of 2006.

- The overall decrease was partially offset by an increase in current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $81.1 million related to the fair value of open energy contracts as at September 30, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $81.1 million at September 30, 2007.

- On August 14, 2007, we announced the completion of the shareholders agreement for CDEX Inc. ("CDEX"), which will operate DEX, our new Canadian derivatives exchange[+++]. CDEX will be owned 52% by TSX Group and 48% by a wholly-owned subsidiary of International Securities Exchange ("ISE"). DEX is scheduled to begin

[+++] Subject to regulatory filings/approval.

operations in March 2009. We currently anticipate the joint cost of setting up this new exchange to be approximately $26.0 million. In Q3/07, TSX Group and ISE funded this amount to CDEX according to their share ownership in this venture. At September 30, 2007, CDEX's only significant asset, liability, revenue or expense was cash from financing activities in the amount of $26 million and a $1.1 million asset and corresponding accrued liability representing amounts owing under a technology agreement entered into in Q3/07 with OMX AB ("OMX") for the delivery and support of a new trading system for DEX. Our consolidated financial statements include our proportionate share of CDEX.

Shareholders' Equity

(in millions of dollars)

September 30, 2007	December 31, 2006	($ decrease)
$ 200.0	$ 227.0	($ 27.0)

- *Shareholders' equity* decreased primarily due to dividend payments of $78.1 million and the purchase for cancellation during Q3/07 of 1,710,262 common shares at a cost of $73.8 million under our NCIB. The decrease was offset by net income of $118.3 million in the first nine months of 2007, including net income from NGX of $2.8 million in the first nine months of 2007, as compared with net income from NGX of $3.3 million in the first nine months of 2006.

- At September 30, 2007 there were 66,963,174 common shares issued and outstanding. In the first nine months of 2007, 252,172 common shares were issued on the exercise of share options. At September 30, 2007, 4,426,746 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At September 30, 2007, there were 987,345 options outstanding.

- At October 30, 2007, there were 66,963,970 common shares issued and outstanding and 981,555 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in Q3/07 compared with Q3/06 largely due to:

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Net income	$ 42.7	$ 33.2	$ 9.5
Amortization	$ 4.1	$ 3.2	$ 0.9
Unrealized (gain) on marketable securities	($ 0.8)	-	($ 0.8)
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	($ 3.2)	($ 4.1)	$ 0.9
Decrease in accounts receivable and prepaid expenses	$ 7.5	$ 1.0	$ 6.5
Net increase in accounts payable and accrued liabilities	$ 6.4	$ 6.5	($ 0.1)
(Decrease) in deferred revenue	($ 2.5)	($ 2.4)	($ 0.1)
Increase (decrease) in income taxes payable	$ 1.5	($ 0.1)	$ 1.6
Net increase in other items	($ 0.6)	$ 0.7	($ 1.3)
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Cash Flows from Operating Activities	$ 168.5	$ 151.4	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Net income	$ 118.3	$ 96.4	$ 21.9
Amortization	$ 11.6	$ 9.3	$ 2.3
Unrealized loss on marketable securities	$ 3.0	-	$ 3.0
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	($ 13.3)	($ 10.4)	($ 2.9)
(Increase) in accounts receivable and prepaid expenses	($ 13.2)	($ 3.0)	($ 10.2)
Net increase (decrease) in accounts payable and accrued liabilities	($ 5.4)	($ 0.9)	($ 4.5)
Increase in deferred revenue primarily related to listing fees	$ 79.6	$ 68.4	$ 11.2
(Decrease) in income taxes payable	($ 13.4)	($ 10.8)	($ 2.6)
Net increase in other items	$ 1.3	$ 2.4	($ 1.1)
Cash Flows from Operating Activities	$168.5	$151.4	$ 17.1

Cash Flows From (Used in) Financing Activities

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Cash Flows from (Used in) Financing Activities	($ 98.9)	($ 21.3)	($ 77.6)

Cash Flows Used in Financing Activities were $ 77.6 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
(Decrease in) obligation under capital lease	($ 0.1)	($ 0.2)	$ 0.1
Proceeds from exercised options	$ 1.0	$ 1.5	($ 0.5)
Dividends paid on common shares	($ 26.0)	($ 22.6)	($ 3.4)
Repurchase of common shares under NCIB	($ 73.8)	-	($ 73.8)
Cash Flows From (Used in) Financing Activities	($ 98.9)	($ 21.3)	($ 77.6)

Cash Flows From (Used in) Financing Activities

(in millions of dollars)

	Nine months ended		Increase/
	Sept. 30/07	Sept. 30/06	(decrease) in cash
Cash Flows From (Used in) Financing Activities	($ 148.2)	($ 63.1)	($ 85.1)

Cash Flows Used in Financing Activities were $ 85.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
(Decrease in) obligation under capital lease	($ 0.6)	($ 0.6)	-
Proceeds from exercised options	$ 4.3	$ 5.1	($ 0.8)
Dividends paid on common shares	($ 78.1)	($ 67.6)	($ 10.5)
Repurchase of common shares under NCIB	($ 73.8)	-	($ 73.8)
Cash Flows from (Used in) Financing Activities	($148.2)	($ 63.1)	($ 85.1)

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

Cash Flows from Investing Activities were $ 17.3 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	Q3/06	Increase/ (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 2.4)	($ 2.5)	$ 0.1
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Additions to intangible assets including TSX Quantum internal development costs	($ 2.1)	-	($ 2.1)
Net sale of marketable securities	$ 68.0	$ 38.4	$ 29.6
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Cash Flows from (Used in) Investing Activities	($ 11.3)	($ 38.7)	$ 27.4

Cash Flows Used in Investing Activities were $ 27.4 million lower in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended		Increase/ (decrease) in cash
	Sept. 30/07	Sept. 30/06	
Capital expenditures primarily related to technology investments and leasehold improvements	($ 4.6)	($ 3.6)	($ 1.0)
Acquisition, net of cash acquired	($ 8.2)	-	($ 8.2)
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Additions to intangible assets including TSX Quantum internal development costs	($ 4.0)	-	($ 4.0)
Net sale (purchase of) marketable securities	$ 15.8	($ 35.1)	$ 50.9
Cash Flows from (Used in) Investing Activities	($ 11.3)	($ 38.7)	$ 27.4

NGX Collateral Arrangements and Clearing Backstop Fund[4]

As part of its clearing operations, NGX becomes the counterparty to each transaction conducted through its electronic trading platform. To backstop its clearing operations, NGX currently has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on

[4] The "**NGX Collateral Arrangements and Clearing Backstop Fund**" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

On October 31, 2007, our Board of Directors approved an increase in the NGX clearing backstop fund to US $100 million to accommodate the anticipated growth in transaction activity. The previously secured guarantee of $30 million will be replaced by an unsecured guarantee of US $100 million.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Financial Statements Governance Practice

The Finance & Audit Committee of the Board of Directors of TSX Group Inc. reviewed this press release as well as the Q3/07 unaudited consolidated financial statements and Management's Discussion and Analysis ("MD&A") related to these statements, and recommended they be approved by the Board of Directors. Following review by the full Board, the financial statements, MD&A and the contents of this press release were approved.

Consolidated Financial Statements

TSX Group's Q3/07 unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. The financial information in this press release is in Canadian dollars unless otherwise indicated and is based on financial statements prepared in accordance with Canadian GAAP, unless otherwise noted.

TSX Group expects to file its Q3/07 unaudited consolidated financial statements and MD&A with Canadian securities regulators today, after which time the statements and related MD&A may be accessed through www.sedar.com, or on the TSX Group website at www.tsx.com. We are not incorporating information contained on the website in this press release. In addition, copies of these documents will be available upon request, at no cost, by contacting TSX Group Investor Relations by phone at (416) 947-4277 or by e-mail at shareholder@tsx.com.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace *"listing fees received"*, *"initial listing fees received"* and *"additional listing fees received"*, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this press release, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Forward-Looking Statements, Risks and Uncertainties

This press release, in particular the sections under the headings **Issuer Services Revenue** *Changes to Listing Fees for 2008*, **Trading and Related Revenue** *Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007*, **Market Data Revenue** *Changes to Market Data Pricing for 2008*, **NGX Collateral Arrangements and Clearing Backstop Fund** and the table entitled **Supplementary Information on Deferred Revenue - Initial and Additional Listing Fees**, contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market

activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.

Teleconference / Audio Webcast

TSX Group will host a teleconference / audio webcast to discuss the financial results for Q3/07.

Time: 4:00 p.m. – 5:00 p.m. ET on Wednesday, October 31, 2007.

To teleconference participants: Please call the following number at least 15 minutes prior to the start of the event.

Teleconference Number: (416)-644-3420 or 1-800-732-9303

AudioWebcast: www.tsx.com, under Investor Relations

Audio Replay: 416-640-1917 or 1-877-289-8525
The passcode for the replay is 21249061#

For further information please contact:

Steve Kee
Director
Corporate Communications, TSX Group
Office: 416-947-4682
E-Mail: steve.kee@tsx.com

Paul Malcolmson
Director
Investor and Public Relations, TSX Group
Office: 416-947-4317
E-Mail: paul.malcolmson@tsx.com

TSX GROUP INC.

Interim Consolidated Balance Sheets
(In thousands of dollars)
(Unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 45,981	$ 37,018
Marketable securities	267,107	285,055
Accounts receivable	46,991	34,298
Energy contracts receivable	479,573	889,395
Fair value of open energy contracts	81,113	–
Prepaid expenses	6,006	2,914
Future tax asset	22,906	25,095
	949,677	1,273,775
Premises and equipment	22,331	25,344
Future tax asset	141,808	127,362
Other assets	22,940	12,482
Investment in affiliate	11,549	11,357
Intangible assets	65,713	62,652
Goodwill	65,871	59,866
	$1,279,889	$1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 37,683	$ 39,194
Energy contracts payable	479,573	889,395
Fair value of open energy contracts	81,113	–
Deferred revenue	24,944	6,468
Deferred revenue – initial and additional listing fees	59,078	50,410
Obligation under capital lease	318	778
Income taxes payable	7,900	20,465
	690,609	1,006,710
Accrued employee benefits liability	11,815	10,425
Obligation under capital lease	29	145
Other liabilities	28,711	32,880
Deferred revenue – initial and additional listing fees	348,709	295,723
	1,079,873	1,345,883
Shareholders' equity:		
Share capital	383,245	387,501
Share option plan	4,531	3,942
Deficit	(187,760)	(164,488)
	200,016	226,955
	$1,279,889	$1,572,838

TSX GROUP INC.

Interim Consolidated Statements of Income
(In thousands of dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September	
30,	**2007**	2006	**2007**	2006
Revenue:				
Issuer services	**$ 34,842**	$ 27,573	**$ 97,238**	$ 80,222
Trading and related	**41,514**	28,204	**126,509**	110,849
Market data	**27,538**	23,043	**81,916**	63,015
Business services and other	**2,233**	2,377	**7,870**	7,736
	106,127	81,197	**313,533**	261,822
Expenses:				
Compensation and benefits	**23,466**	18,945	**71,582**	57,676
Information and trading systems	**6,813**	6,318	**19,939**	16,289
General and administration	**10,015**	9,214	**31,311**	25,734
Amortization	**4,078**	3,181	**11,590**	9,311
	44,372	37,658	**134,422**	109,010
Income from operations	**61,755**	43,539	**179,111**	152,812
Income (loss) from investment in affiliate	**130**	86	**192**	(119)
Investment income	**4,726**	5,084	**9,895**	9,499
Income before income taxes	**66,611**	48,709	**189,198**	162,192
Income taxes	**23,929**	15,492	**70,940**	65,784
Net income	**$ 42,682**	$ 33,217	**$ 118,258**	$ 96,408
Earnings per share:				
Basic	**$ 0.63**	$ 0.49	**$ 1.73**	$ 1.41
Diluted	**0.62**	0.48	**1.72**	1.40

TSX GROUP INC.

Interim Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
(Unaudited)

	Nine months ended September 30,	
	2007	2006
Common shares:		
Balance, beginning of period	**$ 387,501**	$ 380,925
Proceeds on options exercised	**4,360**	5,162
Cost of exercised options	**1,150**	1,249
Purchased under normal course issuer bid	**(9,766)**	–
Balance, end of period	**383,245**	387,336
Share option plan:		
Balance, beginning of period	**3,942**	2,669
Cost of exercised options	**(1,150)**	(1,249)
Cost of share option plan	**1,739**	1,886
Balance, end of period	**4,531**	3,306
Deficit:		
Balance, beginning of period	**(164,488)**	(205,799)
Transitional adjustment	**621**	–
Net income	**118,258**	96,408
Dividends on common shares	**(78,113)**	(67,638)
Purchased under normal course issuer bid	**(64,038)**	–
Balance, end of period	**(187,760)**	(177,029)
Shareholders' equity, end of period	**$ 200,016**	$ 213,613

TSX GROUP INC.

Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Cash flows from (used in) operating activities:				
Net income	**$ 42,682**	$ 33,217	**$ 118,258**	$ 96,408
Adjustments to determine net cash flows:				
Amortization	**4,078**	3,181	**11,590**	9,311
Unrealized (gain) loss on marketable securities	**(829)**	–	**2,957**	–
(Income) loss from investment in affiliate	**(130)**	(86)	**(192)**	119
Cost of share option plan	**578**	663	**1,739**	1,886
Future tax asset	**(3,221)**	(4,088)	**(13,321)**	(10,356)
Energy contracts receivable	**212,016**	62,088	**409,822**	523,855
Fair value of open energy contracts	**46,226**	–	**(81,113)**	–
Accounts receivable and prepaid expenses	**7,545**	993	**(13,171)**	(2,958)
Other assets	**(1,050)**	190	**(193)**	198
Accounts payable and accrued liabilities	**6,478**	11,415	**(2,614)**	13,714
Energy contracts payable	**(212,016)**	(62,088)	**(409,822)**	
523,855)				
Fair value of open energy contracts	**(46,226)**	–	**81,113**	–
Long term accrued and other liabilities	**(35)**	(4,936)	**(2,825)**	(14,609)
Deferred revenue	**(2,541)**	(2,407)	**79,600**	68,423
Income taxes payable	**1,547**	(149)	**(13,373)**	(10,775)
	55,102	37,993	**168,455**	151,361
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	**(182)**	(207)	**(612)**	(631)
Proceeds on exercised options	**1,016**	1,473	**4,360**	5,162
Dividends on common shares	**(25,971)**	(22,564)	**(78,113)**	(67,638)
Purchased under normal course issuer bid	**(73,804)**	–	**(73,804)**	–
	(98,941)	(21,298)	**(148,169)**	(63,107)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	**(2,424)**	(2,493)	**(4,631)**	(3,620)
Acquisitions, net of cash acquired	**–**	–	**(8,142)**	–
Acquisition of option	**(10,265)**	–	**(10,265)**	–
Additions to intangible assets	**(2,105)**	–	**(4,030)**	–
Marketable securities	**67,968**	38,355	**15,745**	(35,048)
	53,174	35,862	**(11,323)**	(38,668)
Increase in cash	**9,335**	52,557	**8,963**	49,586
Cash, beginning of period	**36,646**	25,514	**37,018**	28,485
Cash, end of period	**$ 45,981**	$ 78,071	**$ 45,981**	$ 78,071
Supplemental cash flow information:				
Interest paid	**$ 264**	$ 232	**$ 653**	$ 497
Interest received	**4,119**	3,637	**12,211**	11,160
Income taxes paid	**25,992**	20,940	**97,337**	87,858

TSX GROUP INC.

Market Statistics

(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Toronto Stock Exchange:				
Volume (millions)	22,855.7	17,150.9	71,382.7	60,203.9
Value ($ billions)	439.6	339.7	1,257.5	1,048.3
Transactions (000s)	30.7	19.5	84.4	61.6
Issuers Listed	1,611	1,587	1,611	1,587
New Issuers Listed:	41	44	155	151
Number of Initial Public Offerings	14	19	72	84
Number of graduates from TSX Venture/NEX	18	15	57	47
New Equity Financing: ($ millions)	7,629.0	6,985.2	35,885.3	28,779.9
Initial Public Offering Financings ($ millions)	999.3	957.9	4,693.6	8,042.1
Secondary Offering Financings[1] ($ millions)	4,023.2	3,323.7	17,245.9	13,065.2
Supplementary Financings ($ millions)	2,606.5	2,703.6	13,945.8	7,672.6
Market Cap of Issuers Listed ($ billions)	2,156.6	1,907.2	2,156.6	1,907.2
S&P/TSX Composite Index[2] Close	14,098.9	11,761.3	14,098.9	11,761.3
TSX Venture Exchange:[3]				
Volume (millions)	11,083.5	6,562.3	38,009.2	28,229.5
Value ($ millions)	8,409.8	5,609.2	33,591.7	25,309.8
Transactions (000s)	1,788.5	1,163.6	6,439.5	4,892.0
Issuers Listed	2,297	2,233	2,297	2,233
New Issuers Listed	67	52	186	137
New Equity Financing: ($ millions)	2,901.5	1,258.7	8,729.1	5,865.0
Initial Public Offering Financings ($ millions)	85.6	123.8	325.3	271.0
Secondary Offering Financings[1] ($ millions)	2,815.9	1,134.9	8,403.8	5,594.0
Market Cap of Issuers Listed: ($ billions)	58.6	44.7	58.6	44.7
S&P/TSX Venture Composite Index[2] Close				
Toronto Stock Exchange and TSX Venture Exchange:				
Professional and Equivalent Real-time Data Subscriptions	155,135	134,986	155,135	134,986

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (152 issuers at September 30, 2007and 180 issuers at September 30, 2006).

SUPPLEMENTARY INFORMATION ON DEFERRED REVENUE - INITIAL AND ADDITIONAL LISTING FEES[1]

As at September 30, 2007

(Unaudited)

(in millions of dolars)

Future amortization of deferred revenue - initial and additional listing fees

	Q1	Q2	Q3	Q4	Total Year
2007	-	-	-	15.0	15.0
2008	14.8	14.7	14.6	14.5	58.6
2009	14.4	14.3	14.1	14.0	56.8
2010	13.9	13.7	13.6	13.5	54.7
2011	13.3	13.1	13.0	12.7	52.1
2012	12.5	12.1	11.8	11.5	47.9
2013	11.2	11.0	10.5	10.0	42.7
2014	9.5	8.9	8.5	7.9	34.8
2015	7.4	6.7	6.1	5.7	25.9
2016	5.1	4.3	3.5	2.9	15.8
2017	2.1	1.2	0.2	-	3.5
	Total deferred revenue-initial and additional listing fees			**$**	**407.8**

Note: only includes initial and additional listing fees billed up to September 30, 2007 (and is calculated based on an estimated service period of ten years).

[1]Please refer to **Forward-Looking Statements, Risks and Uncertainities**



TSX group



TSX GROUP AND MONTRÉAL EXCHANGE JOIN FORCES TO CREATE TMX GROUP

- Combination creates an integrated, multi-asset class exchange group
- Combination strengthens Montréal's position as the Canadian centre for derivatives expertise
- MX shareholders to receive 0.5 of a common share of TSX Group and $13.95 in cash, after the effect of full proration
- Represents $39.00 in value per MX common share based on the November 28, 2007 unaffected price of TSX Group common shares
- Represents $42.56 in value per MX common share based on the December 7, 2007 closing price of TSX Group common shares
- MX Board of Directors recommends that MX shareholders vote in favour of the combination

December 10, 2007 (MONTRÉAL and TORONTO) – Montréal Exchange Inc. (MX) and TSX Group Inc. (TSX Group) today announced that they have agreed to combine their organizations to create TMX Group Inc. (TMX Group), a leading integrated exchange group.

"This combination grows out of a common vision for the future of the Canadian capital markets. Customers in Canada and internationally will benefit from increased liquidity levels, accelerated product development, a fully diversified product suite, and superior technology," said Richard Nesbitt, Chief Executive Officer of TSX Group. Luc Bertrand, President and Chief Executive Officer of the Montréal Exchange continued, "The new group will redefine the Canadian capital markets and strengthen its global positioning. TMX Group will list, trade, clear and offer market data for both cash and derivatives markets across multiple asset classes."

"We are creating a new exchange group that builds on the respective strengths and successes of both organizations," said Mr. Bertrand. "I am enthusiastic about the future of the derivatives markets that Montréal Exchange has been building for many years. Through this agreement, Montréal will remain the centre of Canada's derivatives markets."

"The combination is an important milestone in the development of the Canadian capital markets, delivering benefits to all market participants and the shareholders of both organizations," said Mr. Nesbitt. "We believe that an integrated national exchange is the optimal solution to meet the evolving requirements of our broader customer base."

The head office of TMX Group will be located in Toronto. The Board of Directors, with 18 members initially, will be chaired by Wayne Fox, the current chair of TSX Group. It will include five MX designated board members, including Mr. Bertrand. The agreement requires that 25% of the directors of TMX Group be residents of Québec.

The head office of MX and the derivatives trading and related product operations will remain in Montréal. The Canadian Derivatives Clearing Corporation (CDCC) will expand its clearing mandate and continue to have its head office in Montréal. MX will also continue to manage the Montréal Climate Exchange as it develops into a leading market for exchange traded environmental products in Canada. The Autorité des marchés financiers (AMF) will continue as the lead regulator for MX's operations. TMX Group will remain subject to a 10% ownership restriction, amendments to which will require the approval of each of the Autorité des marchés financiers and the Ontario Securities Commission.

Under the terms of the agreement, Mr. Nesbitt will be the Chief Executive Officer and Mr. Bertrand will be the Deputy Chief Executive Officer of TMX Group. Mr. Bertrand will continue


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in his role as President and Chief Executive Officer of MX. He will also assume responsibility for information technology of the TMX Group.

Compelling Strategic Rationale for the Combination

The combination of TSX Group and MX will create a leading exchange group encompassing multiple asset classes and comprising a broad range of cash and derivatives operations. By bringing together their respective knowledgeable and experienced teams, TMX Group will have the resources and scale to develop and successfully market new capital markets products, high value data services and to offer an integrated clearing solution to an enlarged and international customer base. Furthermore, TMX Group expects strong prospects for growth outside of Canada, particularly in the U.S. via MX's interest in Boston Options Exchange (BOX), to which TMX Group is strongly committed. This will place TMX Group in the best position to compete in today's rapidly evolving and increasingly competitive global financial marketplace.

As an integrated exchange, MX offers trading and clearing of standardized financial derivatives products on its proprietary technology platform both in Canada and abroad, including through its significant ownership interest in BOX. MX's trading volume in its core markets grew at a compound annual growth rate (CAGR) of 29% from 2002 to 2006. MX's product portfolio is fully complementary to that of TSX Group, and with the combination, TSX Group is investing in a high growth business while further diversifying its revenue base.

TSX Group owns and operates Canada's pre-eminent equity markets that list more mining and oil & gas issuers globally than any other exchange group. Trading volume of the 3,942 issuers listed on its equity exchanges grew at a CAGR of 21% from 2002 to 2006. TSX Group also owns Natural Gas Exchange, a leading North American exchange for the trading and clearing of natural gas and electricity contracts, and Shorcan Brokers Limited, Canada's first fixed income inter-dealer broker.

The combination is expected to create significant value for TSX Group and MX shareholders through TMX Group's enhanced growth profile and opportunity to realize meaningful synergies. Cost synergies of $25 million per annum are targeted. These synergies are expected to be achieved through optimizing technology platforms, rationalizing premises and data centres and reducing corporate costs. Depending on the closing date, synergies will be partially phased in during 2008, with most of the synergies expected to be realized in 2009. In addition, revenue synergies will be targeted through the development of new trading, clearing and market data products and by leveraging the broader platform across multiple asset classes.

"The transaction will result in a fully integrated marketplace creating a strong platform from which to continue our international expansion strategy," said Wayne Fox, Chair of TSX Group. "We look forward to building on Montréal Exchange's success and to contributing to the continued growth of Montréal's financial sector."

"The MX Board of Directors has approved entering into this transaction and recommends that MX shareholders vote in favour of the combination," said Jean Turmel, Chairman of the Montréal Exchange. The agreement we have reached delivers significant shareholder value and will enhance Montréal's position in the national and global derivatives business."

Terms of the Agreement

MX and TSX Group have entered into a combination agreement (Agreement) pursuant to which TSX Group will indirectly acquire all of MX's outstanding common shares for total consideration of 15.3 million TSX Group common shares and $428 million in cash.


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Under the terms of the Agreement, MX shareholders will receive, at the election of each holder:

- 0.7784 of a common share of TSX Group (the equivalent of $39.00 as at the market close on November 28, 2007, being the last business day prior to the confirmation of combination discussions by both companies), or
- $39.00 in cash,

for each common share of MX, subject in each case, to proration.

After the effect of full proration, each MX shareholder will be entitled to receive 0.5 of a common share of TSX Group and $13.95 in cash.

Those directors and officers of MX who hold approximately 7.0% of MX common shares outstanding, have irrevocably agreed to vote their shares in favour of the amalgamation.

Financial Parameters of the Arrangement

TSX Group plans to satisfy the cash portion of the purchase price and other transaction-related capital management initiatives through:

- available cash on hand, and
- a three-year $430 million term facility and a three-year $50 million revolving credit facility underwritten by BMO Capital Markets and Caisse Centrale Desjardins.

With this financing plan, TMX Group will move to a more efficient capital structure. Additionally, TMX Group may continue to make purchases under its existing normal course issuer bid (NCIB) and may, at its expiry, renew its NCIB to permit the repurchase of up to 10% of its pro forma common shares, subject to market circumstances and applicable regulatory requirements. TMX Group intends to continue TSX Group's existing dividend policy.

In connection with TSX Group's existing NCIB announced on August 1, 2007, TSX Group will be terminating its pre-defined plan with its appointed broker that permits TSX Group to repurchase its common shares at times when TSX Group would ordinarily not be active in the market.

The combination is expected to be accretive to earnings per share before transaction amortization in 2009, provided the company repurchases the maximum number of common shares available under the NCIB.

Transaction Process

The combination will be effected by way of an amalgamation of MX with an indirect wholly-owned subsidiary of TSX Group under Part1A of the *Companies Act* (Québec), requiring the approval of two-thirds of the votes cast by the shareholders of MX. A special meeting will be held to consider the amalgamation on or about February 13, 2008. The combination will also be subject to any required minority approvals under securities laws and to regulatory approvals, including approvals of the AMF, the Competition Bureau, Toronto Stock Exchange, the United States Securities and Exchange Commission and to certain other customary conditions for an agreement of this nature.

The amalgamation is expected to close in the first quarter of 2008. At the time of its next annual shareholders' meeting, TSX Group Inc. will propose changing its name to TMX Group Inc.


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Other Transaction Terms

MX has agreed to pay TSX a termination fee of $46 million in certain circumstances if the amalgamation is not completed. The Agreement includes customary non-solicitation and right to match provisions. Full details of the amalgamation will be included in an information circular which will be mailed to MX shareholders on or about January 14, 2008.

Financial and Legal Advisors

BMO Capital Markets and Desjardins Securities acted as financial advisors to TSX Group. In addition, TSX Group's Board of Directors received fairness opinions from the company's financial advisors that the consideration to be provided under the amalgamation is fair from a financial point of view to TSX Group. UBS Securities acted as strategic advisor to TSX Group with respect to the international aspects of the transaction.

Citigroup Global Markets and National Bank Financial acted as financial advisors to MX. In addition, MX's Board of Directors received fairness opinions from the company's financial advisors that the consideration to be received under the amalgamation is fair from a financial point of view to MX shareholders.

Davies Ward Phillips & Vineberg acted as legal counsel to TSX Group and Ogilvy Renault acted as legal counsel to MX. Cleary Gottlieb Steen & Hamilton acted as U.S. counsel to TSX Group.

Non-GAAP Financial Measures

Earnings per share (EPS) before transaction amortization does not have a standardized meaning as prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We may present this measure in order to quantify the impact of combining TSX Group with MX on financial performance and cash flows. Management will use this measure to assess the effectiveness of combining organizations to serve customers and grow our business.


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Forward-Looking Statements, Risks and Uncertainties

This press release contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments, synergies, and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Neither TSX Group nor MX undertakes to update or revise any forward-looking statement that may be made from time to time by either of them or on either of their behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our respective strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's and CDCC's clearing operations; the risks associated with the credit of our customers; our cost structures being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including TSX Group's 2006 Annual MD&A and Annual Information Form, MX's 2007 Non-offering Prospectus and other continuous disclosure documents filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.


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About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.

About Montréal Exchange Inc.

MX is the Canadian derivatives exchange. MX offers trading in Canadian interest rate, index and equity derivatives. Clearing, settlement and risk management services are provided by an AA rated clearing house, the Canadian Derivatives Clearing Corporation, fully owned by the MX. MX's integrated trading and clearing services are supported by a proprietary suite of exchange technologies, known as SOLA®. MX also has interests in: the Boston Options Exchange (BOX), a U.S. automated equity options market, for which MX is the technical operator; the Canadian Resources Exchange (CAREX), a new corporation created with NYMEX that is dedicated to developing the Canadian energy market; and the Montréal Climate Exchange (MCeX), a joint venture with the Chicago Climate Exchange®, aiming to establish the leading market for publicly traded environmental products in Canada.

Teleconference / Audio Webcast

MX and TSX Group will host a teleconference / audio webcast to discuss the transaction

Investor Conference Call

	December 10 at 8:30 a.m.: Financial analysts' teleconference.
In English:	514 861-4190 1-800-952-4972 (toll-free in North America)
In French: (simultaneous translation)	514 861-1531 1-877-461-2815 (toll-free in North America)
	Replay: A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245469#. For French, enter passcode 3245470#.


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Media Conference Call

December 10 at 10:00 a.m.: Media teleconference.

In English: 514 861-1681
1-866-225-0198 (toll-free in North America)

In French: (simultaneous translation) 514 861-4190
1-877-667-7766 (toll-free in North America)

Replay:
A replay will be available until Monday, December 17, 2007. To access the replay, please dial 514 861-2272 or 1-800-408-3053. For English, enter passcode 3245472#.
For French, enter passcode 3245474#.

These teleconferences will be Webcast live and archived for 90 days on the MX website: www.m-x.ca as well as the TSX website: www.tsx.com.

The WEB links are :

8:30 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=7637FD19-6074-4BE8-9E39-836A0350C82E
or
http://events.startcast.com/events/206/B0015

French:
http://events.startcast.com/events/launch.asp?EventID=A808A49A-01DD-4610-92D6-AC9CDE538A80
or
http://events.startcast.com/events/206/B0016

10 :00 a.m.

English:
http://events.startcast.com/events/launch.asp?EventID=D8117E03-9D8C-4E6B-AE16-54A7561D80E6
or
http://events.startcast.com/events/206/B0017

French:
http://events.startcast.com/events/launch.asp?EventID=63A14546-75ED-42AF-A5B1-B20C2BBBFC1A


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or
http://events.startcast.com/events/206/B0018

For further information please contact:

Steve Kee
Director, Corporate Communications
TSX Group
(416) 947-4682
steve.kee@tsx.com

Paul Malcolmson
Director, Investor and Public Relations
TSX Group
(416) 947-4317
paul.malcolmson@tsx.com

JeanCharles Robillard
Director, Investor Relations and Communications
Montréal Exchange
(514) 871-3551
jcrobillard@m-x.ca


TSX group
TSX

NYMEX ENTERS INTO AGREEMENT WITH TSX GROUP TO SUPPORT AND VOTE IN FAVOUR OF COMBINATION WITH MONTRÉAL EXCHANGE

December 12, 2007 (TORONTO) –TSX Group Inc. (TSX Group) today announced that it has entered into a voting and support agreement with NYMEX Holdings, Inc. (NYMEX) by virtue of which NYMEX has agreed to support and vote in favour of the previously announced combination between TSX Group and Montréal Exchange Inc. (MX) to create TMX Group Inc., a leading integrated exchange group. NYMEX is the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the combination agreement in order to accept a superior proposal.

TSX Group has previously announced that directors and officers of MX holding approximately 7% of the MX common shares, in the aggregate, have irrevocably agreed to vote their shares in favour of the combination.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.


TSX group
TSX

For further information please contact:

Steve Kee
Director, Corporate Communications
TSX Group
(416) 947-4682
steve.kee@tsx.com

Paul Malcolmson
Director, Investor and Public Relations
TSX Group
(416) 947-4317
paul.malcolmson@tsx.com


TSX group
TSX

NYMEX ENTERS INTO AGREEMENT WITH TSX GROUP TO SUPPORT AND VOTE IN FAVOUR OF COMBINATION WITH MONTRÉAL EXCHANGE

December 12, 2007 (TORONTO) –TSX Group Inc. (TSX Group) today announced that it has entered into a voting and support agreement with NYMEX Holdings, Inc. (NYMEX) by virtue of which NYMEX has agreed to support and vote in favour of the previously announced combination between TSX Group and Montréal Exchange Inc. (MX) to create TMX Group Inc., a leading integrated exchange group. NYMEX is the largest shareholder of MX, holding approximately 10% of the outstanding MX common shares. NYMEX's agreement can be revoked if the Board of Directors of MX exercises the right to terminate the combination agreement in order to accept a superior proposal.

TSX Group has previously announced that directors and officers of MX holding approximately 7% of the MX common shares, in the aggregate, have irrevocably agreed to vote their shares in favour of the combination.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

About TSX Group Inc.

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country's first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montréal, Winnipeg, Calgary and Vancouver.


TSX group
TSX

For further information please contact:

Steve Kee
Director, Corporate Communications
TSX Group
(416) 947-4682
steve.kee@tsx.com

Paul Malcolmson
Director, Investor and Public Relations
TSX Group
(416) 947-4317
paul.malcolmson@tsx.com


TSX group
TSX

RICHARD NESBITT TO LEAVE TSX GROUP

Chief Executive Moves to Pursue New Opportunity In Canadian Financial Services

JANUARY 7, 2008 (TORONTO) -- TSX Group Inc. today announced the resignation of Chief Executive Officer, Richard Nesbitt to pursue a new opportunity in Canadian financial services.

Mr. Nesbitt will be continuing in his role at TSX Group until February 27, 2008. The Board of Directors of TSX Group will be making additional announcements regarding leadership at TSX Group in due course.

Wayne Fox, Chair of TSX Group Inc., said, "We wish Richard every success in the next stage of his career. He has been a leader during tremendous change in the organization. He leaves behind a strong management team that will continue to execute on the organization's growth strategy as it has in the past."

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

TSX Group Inc. - Interim Leadership Announced

Co- Chief Executives Named

JANUARY 7, 2008 (Toronto): TSX Group Inc. announced today the appointments of Rik Parkhill, Executive Vice President of TSX Group and President of TSX Markets, and Michael Ptasznik, Chief Financial Officer of TSX Group as interim Co-Chief Executives of the Corporation effective immediately.

TSX Group Chief Executive Officer Richard Nesbitt announced his resignation earlier today to accept a senior appointment at another financial services company. Mr. Nesbitt has agreed to remain with the organization in an advisory capacity, and as a member of the Board, until February 27, 2008. The Governance Committee of the Corporation will identify a permanent successor to Mr. Nesbitt. The Committee will begin its work immediately.

The interim arrangement announced today is designed to ensure complete consistency of service delivery and management of the Corporation until the Board can identify a permanent new chief executive officer. Mr. Wayne Fox, Chair of the Board, will maintain an active dialogue with the Co-Chief Executives during this time.

Mr. Nesbitt has been assisted by a seasoned and respected senior management team and the Board relies on their demonstrated experience and professional discipline. No changes in responsibilities are contemplated for members of the senior management team other than those created by today's appointments to these interim positions.

Bio Rik Parkhill (attached)

Bio Michael Ptasznik (attached)

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.


TSX group
TSX

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission ("SEC") which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

profile


TSX markets

Rik Parkhill
President, TSX Markets



Rik Parkhill is President, TSX Markets, a division of the TSX Group that manages the trading business. Mr. Parkhill is also responsible for the listings business of the Toronto Stock Exchange, Canada's senior equity exchange. He holds the position of Executive Vice-President, TSX Group and is a member of the TSX Group's senior management team. He is also a member of the CanDeal Inc. Board of Directors.

Mr. Parkhill's mandate is to expand the strategic focus of TSX Markets and the Toronto Stock Exchange by leveraging the competitive position of both of these businesses into new markets. He plays a key role in identifying opportunities to create new products and services that meet the needs of the investment community.

Mr. Parkhill has more than 20 years experience in the capital markets. Prior to joining TSX Markets, he was Executive Vice-President, Head of Capital Markets-Investment Banking at Research Capital Corporation. Mr. Parkhill has also worked at Jones Heward and BZW Canada, and has held the titles of oil and gas analyst, head of research, and head of institutional equities.

A graduate of Queen's University, Mr. Parkhill also has experience in financial management and financial systems administration. In this capacity, he has worked for several organizations, including the House of Commons.

TSX Group
The Exchange Tower
130 King Street West
Toronto, ON Canada M5X 1J2

1 (888) 873-8392
info@tsx.com

profile


TSX group
TSX

Michael Ptasznik
Chief Financial Officer, TSX Group



Michael Ptasznik is Chief Financial Officer of TSX Group, which operates Canada's two national stock exchanges serving the senior equity and public venture equity markets as well as NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts. He is responsible for a range of strategic functions including strategic and financial planning and reporting, corporate development, risk management, corporate communications and investor relations at TSX Group. He is also a member of the CanDeal Inc. Board of Directors.

Prior to his promotion to CFO, Mr. Ptasznik held several senior positions at Toronto Stock Exchange including Vice President, Finance & Administration, Director, Financial Planning & Analysis, and Director, Finance & Administration.

Before joining Toronto Stock Exchange in 1996, Mr. Ptasznik held a number of positions in Finance at Procter & Gamble Canada Inc. Mr. Ptasznik serves on the Board of Directors of the Canadian Depository for Securities Limited and the Finance Committee of the Canadian Capital Markets Association.

Mr. Ptasznik graduated from Wilfrid Laurier University with a B.B.A.(Honours). He obtained his Certified Management Accountant designation from the Society of Management Accountants of Ontario in 1992 and in 2007 he earned the designation of Chartered Director (C.Dir.) from McMaster University.

TSX Group
The Exchange Tower
130 King Street West
Toronto, ON Canada M5X 1J2

1 (888) 873-8392
info@tsx.com

CIBC Mellon Trust Company



February 15, 2007

nicholas.santini@tsx.com

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

Government of the Northwest Territories

Government of Yukon

Government of Nunavut

Dear Sirs:

RE: TSX GROUP INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	April 25, 2007
RECORD DATE FOR NOTICE:	March 12, 2007
RECORD DATE FOR VOTING:	March 12, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 12, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY
Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_TSX

CIBC Mellon Trust Company



March 26, 2007

nicholas.santini@tsx.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: TSX GROUP INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on March 26, 2007:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2006
- X Annual Financial Statements for the Fiscal Year Ended December 31, 2006

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Judy Power,
Associate Manager, Trust Central Services
bb\CM_TSX

Notice of Annual and Special Meeting of Shareholders and
Management Information Circular
April 25, 2007


07

tsx group


TSX



What's Inside

Notice of Annual and Special Meeting of Shareholders of TSX Group Inc.

TSX Group Inc. ("TSX Group" or "we") will hold our Annual and Special Meeting of shareholders (the "Meeting") at Le Windsor, 1170 Peel Street, Salon Windsor, Montreal, Quebec, Canada on Wednesday, April 25, 2007 at 2:00 p.m. (Eastern Daylight Time).

As a holder of our common shares, we invite you to attend the Meeting for the following purposes:

1. to consider our financial statements for the year ended December 31, 2006, and the auditor's report on those statements;

2. to elect our Directors;

3. to appoint KPMG LLP as our auditor at a remuneration to be fixed by the Directors;

4. to consider and, if deemed advisable, to approve, with or without variation, amendments to our share option plan as described in the accompanying Management Information Circular; and

5. to transact any other business properly brought before the Meeting.

The full text of the resolution referred to in item 4 above is set out in Schedule A to our Management Information Circular.

Shareholders at the close of business on March 12, 2007 will be entitled to vote at the Meeting.

Our Management Information Circular (the "Circular") which accompanies this notice is your guide to the business to be considered at the Meeting. You will have an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. At the Meeting we will also report on our 2006 financial results.

Shareholders who are unable to attend the Meeting in person are asked to complete, sign and return the enclosed proxy. We have provided instructions on how to complete and return your proxy with the enclosed proxy form and in the Circular. Our transfer agent, CIBC Mellon Trust Company, must receive your proxy no later than 5:00 p.m. (Eastern Daylight Time) on Monday, April 23, 2007, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. You must send your proxy to our transfer agent by either using the postage prepaid envelope provided or by mailing the proxy to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1. You may also fax your proxy to CIBC Mellon Trust Company at (416) 368-2502, Attention: Proxy Department.

We have made arrangements to provide a live audio webcast of the Meeting for those shareholders who cannot attend the Meeting in person. We will post details on how you may hear the webcast on our web site at www.tsx.com and in a media release before the Meeting. However, shareholders will not be permitted to vote through the webcast facility or otherwise participate in the Meeting.

We have included the Circular and a form of proxy (and a pre-addressed envelope) with this Notice of Meeting and have posted them on our web site at www.tsx.com.

By Order of the Board of Directors,



Sharon C. Pel
Senior Vice President, Legal and Business Affairs
Toronto, Ontario
March 21, 2007

Management Information Circular

All information is as at February 28, 2007, unless otherwise indicated.

About This Document

This Management Information Circular (the "Circular") explains the business to be considered at the annual and special meeting of shareholders (the "Meeting") of TSX Group Inc. ("TSX Group" or "we") on Wednesday, April 25, 2007 at the place and for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders.

We are sending you this Circular in connection with management's solicitation of your proxy for use at the Meeting and any continued meeting after an adjournment. Management will solicit proxies primarily by mail. However, our Directors, officers, employees and agents may also solicit proxies by telephone, email, facsimile, in writing or in person. We will pay all costs of such proxy solicitation.

See "Voting Information" below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

All references to common shares issued and outstanding, common shares reserved for issuance, deferred share units, restricted share units and share options reflect the impact of the two-for-one share split which was effective on May 17, 2005.

Voting Information

What will I be voting on?

You will be voting on:

- The election of our Directors (see page 6);
- The appointment of KPMG LLP as our auditor (see page 17) at a remuneration to be fixed by the Directors (see page 17); and
- Approval of the amendments to our share option plan as described in the Circular (see page 17).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of matters voted on at the Meeting.

How many votes do I have?

Subject to the share ownership and voting restriction noted below, you will have one vote for every common share you own at the close of business on March 12, 2007, the record date for the Meeting.

To vote common shares you acquired after the record date, you must, not later than 10 days before the Meeting:

- Ask our transfer agent, CIBC Mellon Trust Company, to add your name to the voters' list, and
- Produce properly endorsed share certificates or otherwise establish that you own the common shares.

What are the share ownership and voting restrictions?

No person or company or combination of persons or companies, acting jointly or in concert, may beneficially own or exercise control or direction over more than 10% of our common shares without the prior approval of the Ontario Securities Commission. No such person or company may exercise the right to vote more than 10% of the votes attached to our common shares.

To the knowledge of our Directors and officers, no person or company or combination of persons or companies beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares.

How many common shares are eligible to vote?

On March 12, 2007, there were 68,608,628 common shares of TSX Group outstanding and eligible to vote.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares as follows:

- In person at the Meeting; or
- By Proxy, as explained below.

If your common shares are held in the name of a nominee (this makes you a "Non-Registered Shareholder"), please see the instructions below under the headings "How can a Non-Registered Shareholder vote by mail?" and "How can a Non-Registered Shareholder vote in person at the Meeting?".

Can I vote by proxy?

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are our Chair of the Board and our Chief Executive Officer. **However, you can choose another person to be your proxyholder, including someone who is not one of our shareholders. You may do so by crossing out the names printed on the proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.**

We will provide proxy materials to brokers, custodians, nominees and fiduciaries who are required to forward those materials to the beneficial owners of common shares.

How will my proxy be voted?

On the proxy form, you can indicate how you want your proxyholder to vote your common shares, or you can let your proxyholder decide for you.

If you specify on the proxy form how you want your common shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD, as applicable) then your proxyholder must vote your common shares accordingly.

If you do not specify on the proxy form how you want your common shares to be voted on a particular issue, then your proxyholder can vote your common shares as he or she sees fit.

Unless you provide contrary instructions, common shares represented by proxies received by management will be voted:

- FOR the election as Directors of the proposed nominees whose names are set out on the following pages;
- FOR the appointment of KPMG LLP as our auditor at a remuneration to be fixed by the Directors; and
- FOR the approval of the amendments to our share option plan as described in this Circular.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed proxy form gives the persons named on it authority to use their discretion in voting on amendments, variations or additions to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting.

At the time of printing this Circular, our management is not aware of any such amendments or that any other matter is to be presented for action at the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named on the enclosed proxy form will vote on them using the discretion given by the proxy form.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by:

- Delivering a properly executed form of proxy with a later date; or
- Stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the attention of our Senior Vice President, Legal and Business Affairs no later than the close of business on April 24, 2007 (or, if the Meeting is adjourned, the business day before any adjourned meeting), or to the Chair of the Meeting before the start of the Meeting or any adjourned meeting; or
- In any other manner permitted by law.

Who counts the votes?

CIBC Mellon Trust Company, our Transfer Agent, counts and tabulates the proxies.

How do I contact the Transfer Agent?

By mail at:	CIBC Mellon Trust Company P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario M5C 2W9
By telephone at:	(416) 643-5500 (Toronto Area) 1 (800) 387-0825 (North America)
By fax at:	(416) 643-5501
By e-mail:	inquiries@cibcmellon.com

Is my vote confidential?

Yes, except (1) where you clearly intend to communicate your individual position to management, or (2) as necessary to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the proxy form (in the postage-prepaid envelope provided) to ensure your votes will be counted at the Meeting. Management will solicit proxies primarily by mail. However, our Directors, officers, employees and agents may also solicit proxies by telephone, email, facsimile, in writing or in person. We will pay all costs of such proxy solicitation.

How can a Non-Registered Shareholder vote by mail?

If your common shares are not registered in your own name (making you a Non-Registered Shareholder), they will be held in the name of a nominee, which is usually a trust company, custodian, securities broker, other financial institution or a clearing agency in which the intermediary participates. Your nominee is required to seek your instructions as to how to vote your common shares. Unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will

have received this Circular in a mailing from your nominee, together with a proxy form or request for voting instructions.

Each nominee has its own signing and return instructions, which you should follow carefully to ensure your common shares will be voted. If you are a Non-Registered Shareholder who has voted by mail and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a Non-Registered Shareholder vote in person at the Meeting?

Since we do not have access to the names of all of our Non-Registered Shareholders, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the proxy form or request for voting instructions sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Business of the Meeting

Consolidated Financial Statements

At the Meeting, you will consider our audited consolidated financial statements for the year ended December 31, 2006, and the auditor's report on those financial statements. They are included in our 2006 Annual Report, which was mailed to those registered shareholders and beneficial shareholders who have requested it with this Circular. You may obtain additional copies of the 2006 Annual Report, in English or French, from our Investors Relations Department upon request or at the Meeting.

Election of Directors

Our articles of incorporation provide for our board of Directors (the "Board" or "Board of Directors") to consist of a minimum of three and a maximum of twenty-four Directors. The number of Directors currently in office is fourteen. The Board has set the number of Directors to be elected at the Meeting at fourteen.

The Governance Committee of the Board annually reviews the qualifications of and recommends nominees for election to the Board for consideration and approval. The nominees are, in the opinion of the Board, well qualified to act as Directors for the coming year. Each nominee has established his or her eligibility and willingness to serve as a Director, if elected. All proposed nominees for election as Directors are currently Directors of TSX Group.

The persons named in the form of proxy are our Directors and officers who intend to vote at the Meeting for the election of the nominees to the Board whose names are set out below unless you give specific instructions on the form of proxy to withhold that vote. If, before the Meeting, any of the listed nominees becomes unable or unwilling to serve as a Director, the persons named in the form of proxy will have the discretion to vote for a properly qualified substitute. Each Director elected will hold office until our next annual meeting of shareholders or until his or her successor is elected or appointed.

Our Director Qualification Policy provides that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Board promptly following our annual meeting. An "uncontested election" means the number of nominees for election is the same as the number of directors to be elected to the Board. The Governance Committee will consider the resignation and recommend to the Board the action to be taken. The Board will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered.

The following pages set out the names of the fourteen proposed nominees for election as Directors, together with their municipalities of residence; their age, the year from which each has continually served as a Director of TSX Group, TSX Inc. or their predecessors; their principal occupations and their occupations for the previous five years; other directorships; TSX Group committee memberships; and the number of common shares (including deferred share units) of TSX Group beneficially owned by each proposed nominee.

A Record of Attendance by Directors at meetings of the Board and its committees held during the year ended December 31, 2006 is set out in Schedule B to this Circular.

Wayne C. Fox [(1)]
Chair of TSX Group
Oakville, Ontario, Canada

Common Shares: nil
Deferred Share Units: 38,109
Equity at Risk: $1,921,608[(5)]
Options: nil

2006 Total Compensation:
$266,667



Mr. Fox, 59, is the Chair of TSX Group and a Corporate Director. Until September 2005, he was Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management, Canadian Imperial Bank of Commerce (chartered bank). In the previous five years, Mr. Fox held several increasingly senior positions in CIBC and in several CIBC affiliates. In addition, he was a member of the Steering Committee on Regulatory Capital, Institute of International Finance Inc. and on the Board of Governors of McMaster University and Junior Achievement of Central Ontario. In 2006, Mr. Fox became an accredited director through the Directors College program at McMaster University. Mr. Fox also serves on the board of CanadaHelps.org Inc. and is Governor Emeritus of Appleby College.

TSX Group Board Details:

- Director since April 29, 1997
- Member of: Governance Committee, Human Resources Committee and Public Venture Market Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Tullio Cedraschi[(1)]
Montreal, Quebec, Canada

Common Shares: nil
Deferred Share Units: 12,858
Equity at Risk: $648,352[(5)]
Options: nil

2006 Total Compensation:
$113,267



Mr. Cedraschi, 68, is President and Chief Executive Officer of CN Investment Division (investment operations), a position he has held for more than five years. Mr. Cedraschi serves on the company boards of Freehold Resources Limited and Helix Investments (Canada) Inc. He is also a Governor Emeritus of McGill University and a Governor of the National Theatre School.

TSX Group Board Details:

- Director since September 25, 2001
- Member of: Governance Committee and Human Resources Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Raymond Chan
Calgary, Alberta, Canada

Common Shares: 10,000
Deferred Share Units: 1,170
Equity at Risk: $547,496[5]
Options: nil

2006 Total Compensation:
$75,500



Mr. Chan, 51, has been President and Chief Executive Officer and a Director of Baytex Energy Trust (energy income trust) since September 2003 following the reorganization of Baytex Energy Ltd. Prior thereto, Mr. Chan was Senior Vice President and Chief Financial Officer and a Director of Baytex Energy Ltd. since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including serving as chief financial officer at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan serves on the company boards of Defiant Resources Corporation, Rising Sky Energy Ltd. and the Alberta Children's Hospital Foundation.

TSX Group Board Details:

- Director since July 26, 2006
- Member of: Finance and Audit Committee
- Meets Equity Ownership Requirements
- Independent

Raymond Garneau
Montreal, Quebec, Canada

Common Shares: 1,000
Deferred Share Units: 11,269
Equity at Risk: $617,078[5]
Options: nil

2006 Total Compensation:
$111,767



Mr. Garneau, 72, is a Corporate Director. Until May 2005, he was Chairman of the Board of Industrial Alliance Insurance and Financial Services Inc. (life insurance and financial services company), a position he held since 2000, and its wholly-owned subsidiaries: The National Life Assurance Company of Canada, Industrial Alliance Pacific Insurance and Financial Services, Industrial Alliance Auto and Home Insurance and Industrial Alliance Trust Company. From 1996 to 2000, he was Chairman of the Board and CEO of Industrial Alliance Insurance and Financial Services Inc. Mr. Garneau is a director of La Foundation Jean-Louis-Lévesque and the C.D. Howe Foundation and is President of the Montreal Cancer Institute.

TSX Group Board Details:

- Director since November 25, 2003
- Member of: Governance Committee and Human Resources Committee
- Meets Equity Ownership Requirements
- Independent

John A. Hagg[1]
Calgary, Alberta, Canada

Common Shares: 5,000
Deferred Share Units: 12,566
Equity at Risk: $877,878[5]
Options: nil

2006 Total Compensation:
$109,067



Mr. Hagg, 59, is a Corporate Director and an independent businessman. He serves on the board of Tristone Capital Global Inc., Global Railway Industries Ltd., The Fraser Institute and Alberta Mentor Foundation for Youth. Mr. Hagg is also Chairman of the Board of Strad Energy Services Ltd. and a member of the Advisory Board of Northern Plains Capital LLP. Prior to December, 2001 he was Chairman of Northstar Energy Corporation.

TSX Group Board Details:

- Director since May 29, 2001
- Member of: Human Resources Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

Harry A. Jaako[1][2]
West Vancouver, British Columbia, Canada

Common Shares: nil
Deferred Share Units: 9,558
Equity at Risk: $481,953[5]
Options: nil

2006 Total Compensation:
$104,867



Mr. Jaako, 54, is Chairman, Co-Chief Executive Officer and Principal of Discovery Capital Corporation (venture capital company), a position he has held for more than five years. Mr. Jaako also serves on the boards of British Columbia Discovery Fund (VCC) Inc., Exceptional Technologies Fund 5 (VCC) Inc., TIR Systems Ltd., Texada Software Inc., Vigil Health Solutions Inc., Tri-Link Technologies Inc. and Paradigm Environmental Technologies Inc., as well as various subsidiaries of Discovery Capital Corporation. Mr. Jaako is also the Estonian Honourary Consul for Alberta and British Columbia.

TSX Group Board Details:

- Director since August 1, 2001
- Member of: Finance and Audit Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

J. Spencer Lanthier[1]
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 9,845
Equity at Risk: $496,424[5]
Options: nil

2006 Total Compensation:
$117,567



Mr. Lanthier, 66, is a Corporate Director who also serves on the boards of Torstar Corporation, Emergis Inc., Ellis-Don Inc., Gerdau Ameristeel Corporation, Rona Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is also Chairman of the Board of Wellspring and a member of the Advisory Committee of Birch Hill Equity Partners III, LP. When he retired in 1999, Mr. Lanthier was a partner of KPMG Canada and from 1993 until 1999 he was Chairman and Chief Executive of KPMG Canada.

TSX Group Board Details:

- Director since February 8, 2000
- Member of: Finance and Audit Committee (Chair) and Governance Committee
- Meets Equity Ownership Requirements
- Independent

Jean Martel[1]
Montreal, Quebec, Canada

Common Shares: 2,000
Deferred Share Units: 9,708
Equity at Risk: $587,216[5]
Options: nil

2006 Total Compensation:
$107,867



Mr. Martel, 53, is a Senior Partner of Lavery de Billy (law firm) which he joined in 1999. From 1995 to 1999 he was President and Chief Executive Officer of the Commission des valeurs mobilières du Quebec (the former Quebec Securities Commission, now L'Autorité des marchés financiers). He also serves on the board of the Business Development Bank of Canada, Market Regulation Services Inc., the Office Franco-Québécois pour la Jeunesse, and on the Supervisory Committee of the Investment Funds of the Quebec Bar.

TSX Group Board Details:

- Director since October 26, 1999
- Member of: Finance and Audit Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

Owen McCreery(1)
Thornhill, Ontario, Canada

Common Shares: 4,000
Deferred Share Units: 8,515
Equity at Risk: $624,760(5)
Options: nil

2006 Total Compensation:
$102,167



Mr. McCreery, 64, is a Consultant (consulting services) and a Corporate Director. Mr. McCreery has been employed in various organizations as an accountant, a financial analyst, a portfolio manager and a partner/director. Mr. McCreery joined Beutel Goodman & Co. Ltd. in 1973 where he held various positions, including Financial Analyst/Portfolio Manager. He subsequently became President of Beutel Goodman & Co. Ltd. in 1994, a position he held until his retirement in 1999.

TSX Group Board Details:

- Director since July 9, 2002
- Member of: Finance and Audit Committee
- Meets Equity Ownership Requirements
- Independent

Douglas McGregor
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 1,769
Equity at Risk: $89,200(5)
Options: nil

2006 Total Compensation:
$71,000



Mr. McGregor, 50, is Co-President and Managing Director, Head of Global Investment Banking and Equity Markets of RBC Capital Markets (investment dealer) a position he has held since February 2007. In the previous five years, Mr. McGregor held several increasingly senior positions in his firm. Mr. McGregor is a member of the Mount Sinai Hospital Foundation Board.

TSX Group Board Details:

- Director since July 26, 2006
- Has five years from the date of appointment to meet the Equity Ownership Requirements
- Non-Independent (executive officer of a Participating Organization of Toronto Stock Exchange and TSX Venture Exchange)

John P. Mulvihill(1)(3)
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 11,601
Equity at Risk: $584,969(5)
Options: nil

2006 Total Compensation:
$103,667



Mr. Mulvihill, 59, is Chairman, Mulvihill Capital Management Inc. (investment counsel), a position he has held for more than five years. Mr. Mulvihill serves on the board of University Health Network and is Chairman of 16 funds listed on Toronto Stock Exchange (Core Canadian Dividend, Government Strip Bond Trust, Pro-AMS U.S., Pro-AMS 100 Plus (Cdn), Pro-AMS 100 Plus (US), Pro-AMS RSP Split Share, Premium Canadian, Premium Oil & Gas, Premium 60 Plus, Premium Global Plus, Premium Canadian Bank, Premium Split Share, Premium Global Telecom, World Financial Split Corp., Top 10 Canadian Financial Trust and Top 10 Split Trust).

TSX Group Board Details:

- Director since June 12, 1996
- Member of: Governance Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Richard Nesbitt
Toronto, Ontario, Canada

Common Shares: 127,454[4]
Equity at Risk: $6,321,842[5]
Options: 322,429

2006 Total Compensation:
nil[6]



Mr. Nesbitt, 51, is the Chief Executive Officer of TSX Group Inc. (holding company), a position he assumed in December 2004. From September 2001 to December 2004, Mr. Nesbitt was President, TSX Markets. From February 2000 to August 2001, Mr. Nesbitt was President, BayStreetDirect Inc. Mr. Nesbitt also serves on the boards of Market Regulation Services Inc., CanDeal.ca Inc., World Federation of Exchanges and Frontier College Foundation. Mr. Nesbitt is also a member of the Catalyst Advisory Board, Accounting Standards Oversight Committee and the Prostate Cancer Research Foundation of Canada.

TSX Group Board Details:

- Director since April 26, 2005
- Meets Equity Ownership Requirements
- Non-Independent (Chief Executive Officer of TSX Group)

Kathleen M. O'Neill
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 5,607
Equity at Risk: $282,727[5]

2006 Total Compensation:
$110,567



Ms. O'Neill, 53, is a Corporate Director. Prior to January 2005, she was an Executive Vice President, BMO Bank of Montreal. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was with PricewaterhouseCoopers for 19 years including eight years as a tax partner. Ms. O'Neill is a fellow of the Institute of Chartered Accountants of Ontario. In 2005, Ms. O'Neill became an accredited director through the ICD/Rotman School of Management Directors Education Program. She is a member of the Board of Directors of MDS Inc., Canadian Tire Bank, Finning International Inc. and the Canadian Chamber of Commerce. She is on the board of St. Joseph's Health Centre Foundation, past Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards.

TSX Group Board Details:

- Director since April 26, 2005
- Member of: Finance and Audit Committee and Governance Committee
- Meets Equity Ownership Requirements
- Independent

Gerri B. Sinclair
Vancouver, British Columbia, Canada

Common Shares: nil
Deferred Share Units: 4,246
Equity at Risk: $214,100[5]

2006 Total Compensation:
$109,067



Ms. Sinclair, 59, is the Executive Director, Centre for Digital Media at Great Northern Way Campus (academic institution), a position she has held since November 2006. Ms. Sinclair is also a Strategic Consultant (consulting services) to government and industry, specializing in the areas of telecommunication and emerging technologies. From 2002 to 2004 she was the General Manager of MSN.ca. From 2001 to 2002, Ms. Sinclair was President of B.C. Premier's Technology Council. Ms. Sinclair also serves on the Board of Ballard Power Systems Inc.

TSX Group Board Details:

- Director since April 26, 2005
- Member of: Human Resources Committee and Public Venture Market Committee
- Has five years from the date of initial election to meet the Equity Ownership Requirements
- Independent

(1) On April 3, 2000, The Toronto Stock Exchange demutualized and continued under the *Business Corporations Act* (Ontario) as The Toronto Stock Exchange Inc. The Toronto Stock Exchange had a board of governors, which became the Board of Directors of The Toronto Stock Exchange Inc. on demutualization. The Toronto Stock Exchange Inc. was renamed TSX Inc. on July 10, 2002. On November 12, 2002, TSX Inc. completed a corporate reorganization under a court-approved plan of arrangement whereby TSX Group acquired all the outstanding common shares of TSX Inc. and became the holding company of the TSX group of companies which includes TSX Inc.
(2) Mr. Jaako was a non-management director of Xinex Networks Inc. In 1998, Xinex's securities were the subject of a cease trade order for a period exceeding 30 consecutive days. In addition, in 1998, Xinex had a receiver appointed to hold and dispose of its assets and, in 1999, it was adjudged bankrupt.
(3) Mr. Mulvihill is prohibited from purchasing common shares of TSX Group by the terms of employment with his respective employer.
(4) Includes common shares acquired up to February 28, 2007 under our Employee Share Purchase Plan and 60,810 deferred share units (DSUs) under the Deferred Share Unit Plan for officers.
(5) Equity at Risk is determined by adding the value of common shares and DSUs owned. The value of common shares is determined with reference to the closing price for our common shares on Toronto Stock Exchange on February 28, 2007, which was $48.85. The value of DSUs is determined with reference to the fair market value of a DSU on February 28, 2007, calculated based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding February 28, 2007, which was $50.424.
(6) Directors who are our employees do not receive fees for serving as Directors.

Independence and Board Committees

In accordance with our recognition order ("Recognition Order") issued by the Ontario Securities Commission, the Governance Committee reviewed the relationship of each Director with TSX Group to determine which Directors are independent under Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines, our Board of Directors Independence Standards and our Recognition Order. The following chart illustrates the independence of members of the Board and its standing committees as of December 31, 2006:

Directors	Committees (Number of Members) (1)			
	Finance and Audit Committee(3) (6)	Governance Committee(4) (6)	Human Resources Committee(4) (5)	Public Venture Market Committee (5)
Independent Outside Directors				
Tullio Cedraschi		✓	Chair	
Raymond Chan	✓			
Wayne C. Fox		✓	✓	Chair
Raymond Garneau		✓	✓	
John A. Hagg			✓	✓
Harry A. Jaako	✓			✓
J. Spencer Lanthier	Chair	✓		
Jean Martel	✓			✓
Owen McCreery	✓			
John P. Mulvihill		Chair		
Kathleen M. O'Neill	✓	✓		
Gerri B. Sinclair			✓	✓
Outside Director – Not Independent				
Douglas McGregor(1)(2)				
Management Director – Not Independent				
Richard Nesbitt(1)				

(1) The Chief Executive Officer of TSX Group and all other Directors who are not otherwise members may attend all meetings of the Finance and Audit Committee, the Governance Committee, the Human Resources Committee and the Public Venture Market Committee in an ex-officio capacity, but are not entitled to vote.

(2) Mr. McGregor is not an independent director under National Policy 58-201 – Corporate Governance Guidelines and our Recognition Order as he is an executive officer of a Participating Organization of Toronto Stock Exchange and TSX Venture Exchange.

(3) In accordance with Multilateral Instrument 52-110 – Audit Committees all members of the Finance and Audit Committee are independent directors.

(4) In accordance with National Policy 58-201 – Corporate Governance Guidelines all members of the Governance Committee and the Human Resources Committee are independent directors.

Directors' Compensation and Equity Ownership Requirements

The following summarizes the annual compensation arrangements in effect from May 8, 2003 to April 26, 2006, for non-employee Directors:

Chair of the Board Retainer (1)	
- Cash	$100,000 per year
- Deferred Share Units (2)	6,000 per year
Director Retainer	
- Cash	$20,000 per year
- Deferred Share Units (2)	2,000 per year
Committee Chair Retainer	
- Finance and Audit Committee	$10,000 per year
- Other Committees	$6,000 per year
Committee Member Retainer	$3,000 per year
Board Meeting Attendance Fee	$1,200 per meeting
Committee Meeting Attendance Fee	$1,200 per meeting
Travel Fee(3)	$1,200 per meeting

(1) The Chair of the Board receives no additional committee or attendance fees.
(2) A deferred share unit is a bookkeeping entry equivalent to the value of a TSX Group common share, credited to an account to be maintained for the individual Director until retirement from the Board.
(3) Travel fees are paid to Directors whose return air travel time exceeds six hours per meeting.

On February 1, 2006, the Board, on the recommendation of the Governance Committee, amended the level of Board compensation. The following summarizes the annual compensation arrangements which are in effect from April 26, 2006, for non-employee Directors:

Chair of the Board Retainer (1)	
- Cash	$125,000 per year
- Deferred Share Units(2)	$150,000 per year
Director Retainer	
- Cash	$30,000 per year
- Deferred Share Units (2)	$50,000 per year
Committee Chair Retainer	
- Finance and Audit Committee	$10,000 per year
- Other Committees	$6,000 per year
Committee Member Retainer	$3,000 per year
Board Meeting Attendance Fee	$1,500 per meeting
Committee Meeting Attendance Fee	$1,500 per meeting
Travel Fee(3)	$1,500 per meeting

(1) The Chair of the Board receives no additional committee or attendance fees.
(2) A deferred share unit (DSU) is a bookkeeping entry equivalent to the value of a TSX Group common share, credited to an account to be maintained for the individual Director until retirement from the Board. The number of DSUs (including fractional DSUs) to be credited to a Director's DSU account is determined by dividing the dollar value of the grant by the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding the date of grant.
(3) Travel fees are paid to Directors whose return air travel time exceeds six hours per meeting.

On November 29, 2006, the Board, on the recommendation of the Governance Committee, amended the Directors minimum equity ownership requirement from $150,000 to $250,000. Effective April 25, 2007, Directors must achieve ownership of $250,000 of common shares over a five year period (including ownership of DSUs). Until the mandated level of ownership is reached, Directors must take at least 50% of their Board and Committee compensation in the form of DSUs (although Directors are free to elect a higher level of DSU participation). Each DSU has a value based on the value of one common share. We credit

DSUs to a Director's DSU account by dividing the dollar value of the Director's Board and Committee compensation by the weighted average trading price for our common shares on Toronto Stock Exchange for the five trading days before the date of payment of a Director's retainer or attendance fee. DSUs can only be redeemed at the time a Director ceases to be a Director. We will not issue or transfer any common shares on redemption of DSUs; only cash payments will be made.

The following table reflects the fees earned by the non-executive Directors for attending Board and Committee meetings in 2006. Directors who are our employees do not receive fees for serving as Directors. We also reimburse Directors for out-of-pocket expenses incurred in connection with meetings of the Board of Directors or any committee of the Board.

Director	Board Retainer ($)	Equity Grant (DSUs)[1] ($)	Committee Chairman Retainer ($)	Committee Member Retainer ($)	Board Attendance Fee ($)[2]	Committee Attendance Fee ($)[2]	Total Fees Paid ($)	Total Fees Paid in Cash ($)	Portion of Fees taken in DSUs (#)
Tullio Cedraschi	26,667	50,000	6,000	3,000	14,100	13,500	113,267	-	2,698
Raymond Chan[3][4]	15,000	50,000	-	1,500	6,000	3,000	75,500	25,500	1,170
Wayne C. Fox [5]	116,667	150,000	-	-	-	-	266,667	-	6,115
Raymond Garneau	26,667	50,000	-	6,000	15,600	13,500	111,767	-	2,635
John A. Hagg	26,667	50,000	-	6,000	15,600	10,800	109,067	-	2,607
Harry A. Jaako	26,667	50,000	-	6,000	14,100	8,100	104,867	40,585	1,498
J. Spencer Lanthier	26,667	50,000	10,000	3,000	15,600	12,300	117,567	33,783	1,948
Jean Martel	26,667	50,000	-	6,000	15,600	9,600	107,867	28,933	1,844
Owen McCreery	26,667	50,000	-	3,000	15,600	6,900	102,167	52,167	1,142
Douglas McGregor[3][4]	15,000	50,000	-	-	6,000	-	71,000	-	1,769
John P. Mulvihill	26,667	50,000	6,000	-	15,600	5,400	103,667	-	2,475
Kathleen M. O'Neill	26,667	50,000	-	6,000	15,600	12,300	110,567	-	2,494
Gerri B. Sinclair	26,667	50,000	-	6,000	15,600	10,800	109,067	29,533	1,743
Total	413,337	750,000	22,000	46,500	165,000	106,200	1,503,037	210,501	30,138

(1) On April 26, 2006, the Board granted $150,000 in DSUs to the Chairman of the Board and $50,000 in DSUs to each Director.
(2) See Schedule B on page 40 for attendance at Board and Committee meetings.
(3) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.
(4) In accordance with our Deferred Share Unit Plan for Non-Executive Directors, Messrs. Chan and McGregor were each granted $50,000 in DSUs on July 26, 2006, the date of their appointment to the Board.
(5) Effective April 26, 2006, the Chair of the Board receives $125,000 of cash and $150,000 in DSUs as compensation and no additional committee or attendance fees are paid.

Director Equity Ownership

The table on page 16 shows, as at December 31, 2006, the number of common shares of TSX Group owned by each Director, the number of DSUs held by each Director, and, for those Directors who were directors in 2005 and 2006, the change from December 31, 2005 to December 31, 2006. Effective April 25, 2007 Directors must achieve ownership of $250,000 of common shares over a five year period (including ownership of DSUs).

As at December 31, 2006, all Directors were above the new minimum equity ownership level, with the exception of Mr. McGregor who was appointed to the Board on July 26, 2006 and Ms. Sinclair who was elected to the Board on April 26, 2005. Mr. McGregor will have until July 2011 and Ms. Sinclair will have until April 2010 to meet the minimum equity ownership requirements set by the Board.

Non-executive Directors do not receive grants of share options. The total value of common shares and DSUs is the amount each Director has at risk in TSX Group as at February 28, 2007.

Directors	Year	Number of Common Shares	Number of DSUs	Total Number of Common Shares and DSUs	Equity at Risk[1] ($)	Equity at Risk Multiple of Annual Retainer
Tullio Cedraschi	2006 2005 Change	- - -	12,858 10,160 2,698	12,858	648,352	8.1
Raymond Chan[2]	2006	10,000	1,170	11,170	547,496	6.8
Wayne C. Fox[3]	2006 2005 Change	- - -	38,109 31,994 6,115	38,109	1,921,608	7.0
Raymond Garneau	2006 2005 Change	- 1,000 -	11,269 8,634 2,635	12,269	617,078	7.7
John A. Hagg	2006 2005 Change	 5,000 	12,566 9,959 2,607	17,566	877,878	11.0
Harry A. Jaako	2006 2005 Change	- - -	9,558 8,060 1,498	9,558	481,953	6.0
J. Spencer Lanthier	2006 2005 Change	- - -	9,845 7,897 1,948	9,845	496,424	6.2
Jean Martel	2006 2005 Change	- 2,000 -	9,708 7,864 1,844	11,708	587,216	7.3
Owen McCreery	2006 2005 Change	- 4,000 -	8,515 7,373 1,142	12,515	624,760	7.8
Douglas McGregor[2]	2006	-	1,769	1,769	89,200	1.1
John P. Mulvihill	2006 2005 Change	- - -	11,601 9,126 2,475	11,601	584,969	7.3
Richard Nesbitt[4][5]	2006 2005 Change	127,454 124,454 3,000	-	127,454	6,321,842	N/A
Kathleen M. O'Neill	2006 2005 Change	- - -	5,607 3,113 2,494	5,607	282,727	3.5
Gerri B. Sinclair	2006 2005 Change	- - -	4,246 2,503 1,743	4,246	214,100	2.7

(1) Equity at Risk is determined by adding the value of common shares and DSUs owned. The value of common shares is determined with reference to the closing price for our common shares on Toronto Stock Exchange on February 28, 2007, which was $48.85. The value of DSUs is determined with reference to the fair market value of a DSU on February 28, 2007, calculated based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding February 28, 2007, which was $50.424.

(2) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.

(3) Mr. Fox's equity at risk multiple is calculated based on the annual retainer received as Chair of the Board. Mr. Fox's equity at risk multiple when calculated based on the Directors' annual retainer is 24 times.

(4) As Chief Executive Officer of TSX Group, Mr. Nesbitt is required to achieve ownership of common shares with a value equal to three times his base salary over a three year period. We include DSUs for purposes of satisfying Mr. Nesbitt's equity ownership requirement.

(5) Includes common shares acquired up to February 28, 2007 under our Employee Share Purchase Plan and 60,810 DSUs under the Deferred Share Unit Plan for officers.

Appointment of Auditor and Auditor's Remuneration

The Board recommends that shareholders re-appoint KPMG LLP as our auditor and authorize the Directors to fix the auditor's remuneration. Representatives of KPMG LLP will be present at the Meeting. KPMG LLP has served as our auditor since TSX Group was formed on August 23, 2002 and as auditor of TSX Inc. and its predecessors since 1993.

The persons named in the enclosed proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, 199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1B2, as our auditor to hold office until the next annual meeting of shareholders and in favour of authorizing the Directors to fix the auditor's remuneration.

The aggregate fees billed by KPMG LLP, TSX Group's auditor, for professional services rendered in 2006 and 2005, are set out below:

Service Rendered	Fees billed by KPMG LLP in Fiscal 2006	Fees billed by KPMG LLP in Fiscal 2005
Audit Fees (1)	$459,101	$223,575
Audit Related Fees (2)	$ 52,255	$ 71,181
All Other Fees (3)	$ 16,150	$ 16,150

(1) For the audit of our financial statements and the pension plan for our employees and for services normally provided by the auditor in connection with statutory and regulatory filings. Audit fees for these services for the years 2006 and 2005 were $322,000 and $296,400, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported in (1), including review of quarterly financial statements. Fees for these services for the years 2006 and 2005 were $115,000 and $106,500, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.

(3) For products and services other than the fees reported in (1) and (2), including internal audit control advisory services.

Amendments to Share Option Plan

In 2002, we obtained shareholder and regulatory approval to implement our share option plan, and the Board and Toronto Stock Exchange approved a subsequent amendment in 2003. The purpose of the share option plan is to (i) support the achievement of our performance objectives; (ii) ensure that interests of key persons are aligned with our success; and (iii) provide compensation to attract, retain and motivate senior management critical to the long-term success of TSX Group. Details of the current share option plan are included under the heading "Disclosure of Compensation and Other Information – Long Term Compensation" on page 21.

On June 6, 2006, Toronto Stock Exchange published a Staff Notice updating previously issued guidance on amendment procedures for share option plans and extending the option expiry date during a blackout period.

Amendment Provisions

The share option plan currently has a general amendment provision, authorizing the Board or the Human Resources Committee to amend, suspend or terminate the share option plan, subject to any required Toronto Stock Exchange or shareholder approval. In the past Toronto Stock Exchange would determine if the proposed amendment was sufficiently material to require shareholder approval.

Effective June 30, 2007, Toronto Stock Exchange will require that any security based compensation plan, which includes a share option plan, contain specific details as to whether shareholder approval will be required for a particular type of amendment. In the absence of a detailed amendment procedure, Toronto Stock Exchange will require us to obtain shareholder approval for all amendments, including amendments considered to be of a "housekeeping" nature. The purpose of a detailed amendment procedure is to clearly

distinguish in the share option plan the type of amendments which will require shareholder approval and those which can be made by the Board or the Human Resources Committee without shareholder approval. All amendments will continue to be subject to any required regulatory review or approval.

We propose to amend the current amendment provision in our share option plan, to set out the circumstances under which the Board or the Human Resources Committee may not, without the approval of our shareholders, make amendments to the share option plan. Shareholder approval will be required in each instance, for the following amendments to the share option plan:

(i) to increase the number of our common shares reserved for issuance under the share option plan;

(ii) to reduce the exercise price of an option (including a cancelling and then reissuing of an option at a reduced exercise price to the same participant);

(iii) to expand the category of eligible persons that can participate in the share option plan;

(iv) except as contemplated by the share option plan, to extend the term of an option granted beyond the original expiry date; and

(v) to allow for the issuance of deferred or restricted share units or any other provision which results in participants receiving common shares while no cash consideration is received by TSX Group.

Notwithstanding the above proposed amendments shareholder approval will not be required for any adjustments that may be made to the issuable shares or the exercise of outstanding options pursuant to the section of the share option plan that provides for appropriate adjustments under certain events. Such events include share splits, share dividends, combinations or exchanges of shares, mergers, consolidations, spin-offs or other distributions (other than normal cash dividends) of our assets to shareholders, or any other alteration of our share capital affecting common shares.

The Board or the Human Resources Committee may continue to make all other amendments without shareholder approval, subject to any required regulatory review or approval, to our share option plan on matters including but not limited to, the vesting provisions applicable to any outstanding grant of options; the termination of our share option plan; adding or amending any form of financial assistance provisions to the share option plan; amendments designed to comply with applicable laws or regulatory requirements; and "housekeeping" and administrative changes.

Blackout Period Extension

As a part of our corporate governance practices, and trading policies, we have certain self-imposed periods, from time to time, where insiders and employees are restricted from trading TSX Group's securities. These restricted trading periods are commonly referred to as the "blackout periods". Toronto Stock Exchange's Staff Notice acknowledges that insiders and employees of issuers should not be disadvantaged for not being permitted to exercise their options before they expire during a blackout period. As a result, Toronto Stock Exchange allows issuers to amend their share option plan to extend the expiration date of options that will expire during or soon after such blackout period for a fixed number of days after a blackout period. This amendment is subject to shareholder approval.

If the option expires during the blackout period, the proposed amendment to our share option plan will extend the expiry date of the option for ten business days after the end of the last day of the blackout period. Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be

extended to allow for a total of 10 business days after the blackout period. For example, if the option expires four business days after the blackout period, the option's expiry date will be extended an additional six business days.

Votes Required to Pass the Resolution

These amendments to the share option plan were approved by the Board on February 27, 2007, subject to shareholder and regulatory approvals. Toronto Stock Exchange has reviewed and conditionally approved these proposed amendments to the share option plan, subject to shareholder approval.

The resolution approving the amendments described above to our share option plan, must be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting, failing which these amendments to the share option plan will not be made effective. The persons named in the enclosed proxy intend to vote for approval of the amendments to our share option plan.

Disclosure of Compensation and Other Information

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors (the "Committee") is composed of five Directors: Tullio Cedraschi (Chair), Wayne C. Fox, Raymond Garneau, John A. Hagg, and Gerri B. Sinclair, who are all independent Directors. The Committee's complete Charter is available on our web site at www.tsx.com.

Human Resources Committee Report on Executive Compensation

The Committee's role is to ensure that we attract and retain a capable executive team which will enhance our growth and profitability. We believe that effective compensation principles and practices are fundamental to achieving this objective.

One of the Committee's principal responsibilities is to review and recommend to the Board the Chief Executive Officer's annual compensation and to review and approve the other executive officers' annual compensation. In addition, the Committee oversees the compensation policies and programs for executive officers. The Board has final approval on the compensation philosophy, guidelines and plans for compensating executive officers.

In determining our executive compensation levels, the Committee relies on external consultants to provide competitive benchmark information and to assist in the review and design of pay programs. By using competitive pay information and assessing executive performance, the Committee is able to evaluate the appropriateness of executive compensation each year.

Principles of Executive Compensation

The Committee oversees the compensation program for our officers, including the Named Executive Officers (determined in accordance with applicable securities legislation). The objectives of the program are to:

- attract and retain executives critical to our short and long-term success;
- provide executives with compensation that is market competitive and reflects individual performance;
- focus executives on key business factors that affect shareholder value; and
- reflect the highest standards of good governance.

The executive compensation program is designed to provide median competitive pay when corporate and individual performance meet established objectives. It is also designed to provide significant upside opportunity for superior corporate and individual performance. In developing a total compensation structure for officers, the Committee benchmarks the pay of comparable positions in companies within selected comparator groups. For this purpose, the primary sample is made up of companies in a broad cross section of industries. For the Chief Executive Officer and other corporate executives, this sample was comprised of widely held publicly-traded Canadian companies with revenues between $100 million and $4 billion. Pay practices of specialized sample groups are benchmarked as a secondary reference and customized by position to reflect specialized skills, where applicable. The Committee believes that these samples are both appropriate and responsible given that there is no directly comparable group of Canadian companies (that is, stock and energy exchanges). When determining compensation for the CEO, the Committee also reviewed the compensation of CEOs of other public stock exchanges internationally.

The design of the compensation program puts a significant portion of executive pay at risk. The more senior the executive, the greater the portion of pay that is variable. For the CEO, approximately 65% of direct pay is at risk and for the other Named Executive Officers, approximately 55% of direct pay is at risk. Direct pay is defined as base salary plus annual short-term and long-term incentive compensation at target.

On December 1, 2006, TSX Group acquired Shorcan Brokers Limited ("Shorcan"), Canada's first inter-dealer fixed income broker. The President and CEO of Shorcan was appointed to the Senior Management Team of TSX Group as Senior Vice President, Fixed Income. Shorcan's compensation programs have not been integrated into other TSX Group compensation programs but are managed under the oversight of the Committee, through discrete compensation arrangements unique to Shorcan and its competitive market.

Base Salary

Each year, the Committee reviews the base salaries of the executive officers. The Committee adjusts base salaries, as needed, relative to the competitive market for each executive officer's position, performance, responsibility, and contribution. Base salaries are targeted at the median of the market.

Short-Term Incentive Plan

We use a "balanced scorecard" approach to fund the annual short-term incentive plan. The scorecard provides comprehensive performance measures and indicators and enables us to evaluate performance and progress with respect to critical short-term corporate goals.

Short-term incentive plan funding is based on the balanced scorecard results. If the balanced scorecard results exceed target, the short-term incentive plan funding will be greater than target. If the balanced scorecard results are below target, the short-term incentive plan funding will be below target. If performance falls below specified thresholds on all measures, the balanced scorecard will not generate any short-term incentive plan funding.

Four categories of performance are measured in the balanced scorecard:

- financial,
- customer satisfaction,
- business process and new initiatives, and
- employee measures.

We measure performance by comparing actual results against short-term corporate performance targets established for the year. In this way, we align compensation with measured success towards achieving short-term financial performance and long-term strategic goals. We pay varying levels of bonuses for achieving

target level of individual performance. For 2006, the target level of bonuses ranged from 35% to 60% of salary depending on the level of the officer.

The Committee approves the scorecard objectives and the results annually. For 2006, financial measures (net income, operating expense control and revenue from new initiatives) accounted for 50% of the award opportunity. The other 50% was made up of measures dealing with customers (for example, trading system availability), business process and new initiatives (such as key new product initiatives and corporate development activities), and employee specific measures. The Committee considers team and individual contribution in determining individual bonus awards.

The short-term incentive plan for Shorcan's President and CEO is measured on key financial and market share metrics unique to Shorcan. These measures have defined thresholds below which no incentive payment will be made.

Long-Term Compensation

Our long-term incentive program is designed to motivate executive and management participants to increase their focus on shareholder value. We provide long-term incentives in the form of share options and restricted share units. Employees or officers (and those of designated subsidiaries) at or above the director-level or employees below director-level designated by the Chief Executive Officer are eligible to participate in our long-term incentive program. Employees of Shorcan do not currently participate in the long-term incentive program.

We grant eligible participants a total dollar value, based on the participants' level of responsibility, market competitiveness and individual performance. We grant half of the total award in share options and half in performance based restricted share units.

Share Option Plan

Our share option plan has been designed to motivate participants to increase focus on shareholder value. The Committee administers the share option plan in compliance with applicable laws and the requirements of Toronto Stock Exchange on which our common shares are listed.

On February 27, 2007, the Board approved, on recommendation of the Committee, a number of amendments to the share option plan that do not require shareholder approval. These additional amendments included various minor changes to the text of the share option plan to improve its clarity and consistency. The amendments also limited the aggregate number of common shares issuable to our insiders at any time, and issued to our insiders within any one year period. Such number of common shares cannot exceed ten percent (10%) of our issued and outstanding common shares. Details of the amendments to the share option plan which require shareholder approval are included under the heading "Amendments to Share Option Plan" on page 17.

Employees or officers (and those of our designated subsidiaries) at or above the director-level are eligible to be granted share options under the option plan. We have reserved 4,491,554 common shares for issuance upon exercise of options granted under the share option plan, representing approximately 6.5% of our outstanding common shares. The exercise price of a share option will not be less than the fair market value of our common shares, being the weighted average trading price of our common shares on Toronto Stock Exchange, for the five trading days immediately preceding the effective date (such weighted average is referred to in this Circular as "fair market value"), which in this case is calculated as at the grant date. The Committee determines the vesting schedule and term of options subject to a maximum ten (10) year term.

Employees who are granted share options are prohibited from 'monetizing' unvested share options. Also, we do not currently provide financial assistance to facilitate the purchase of common shares under the share option plan.

Share Option Grant History

The following table sets forth the number of share options granted, date of grant, grant price, vesting schedule and term, since the first grant in January 2003.

<table>
<tr><th>Grant Date</th><th>Securities under Options Granted (#)</th><th>Outstanding Options (#)</th><th>Exercise Price ($/security)</th><th>Vesting Schedule</th><th>Term of Grant</th></tr>
<tr><td>February 9, 2007 [1]</td><td>207,471</td><td>207,471</td><td>$53.037</td><td rowspan="9">33.3% on each of the first three anniversaries of the date of grant [3]</td><td rowspan="9">7 year term</td></tr>
<tr><td>November 3, 2006 [2]</td><td>4,188</td><td>4,188</td><td>$48.391</td></tr>
<tr><td>May 5, 2006 [2]</td><td>9,670</td><td>9,670</td><td>$47.304</td></tr>
<tr><td>February 10, 2006</td><td>180,404</td><td>177,772</td><td>$49.635</td></tr>
<tr><td>May 5, 2005 [2]</td><td>6,796</td><td>5,560</td><td>$31.113</td></tr>
<tr><td>February 2, 2005 [3]</td><td>100,000</td><td>100,000</td><td>$29.636</td></tr>
<tr><td>February 2, 2005</td><td>277,686</td><td>184,386</td><td>$29.636</td></tr>
<tr><td>March 31, 2004 [2]</td><td>27,200</td><td>16,600</td><td>$26.447</td></tr>
<tr><td>January 28, 2004</td><td>423,600</td><td>131,234</td><td>$22.403</td></tr>
<tr><td>July 2, 2003 [2][4]</td><td>50,000</td><td>12,500</td><td>$14.167</td><td rowspan="3">25% on each of the first four anniversaries of the date of grant</td><td rowspan="3">10 year term</td></tr>
<tr><td>January 30, 2003 [2][4]</td><td>40,000</td><td>18,000</td><td>$11.102</td></tr>
<tr><td>January 2, 2003 [4]</td><td>1,450,000</td><td>247,400</td><td>$10.529</td></tr>
<tr><td>Total:</td><td>2,777,015</td><td>1,114,781</td><td></td><td></td><td></td></tr>
</table>

(1) In determining the award sizes, the Committee considered the target number of options required to meet the median total direct compensation policy described above under the section "Principles of Executive Compensation" and grants made in 2006.

(2) Additional options granted "off cycle" to employees who joined, or were promoted, outside of the annual grant process.

(3) Award granted to Mr. Nesbitt in recognition of his appointment as CEO. The CEO appointment grant vests 100% on the third anniversary of the date of grant. This grant of 100,000 options will vest on February 2, 2008.

(4) On December 31, 2003, we paid a special dividend of $2.50 per common share on all our outstanding common shares. To address the significant decrease in value of share options as a result of this special dividend, the Board approved special deferred bonus payments to holders of share options. For each option granted in 2003, we paid to each option holder who was employed on the applicable payment date a cash amount of $2.50 per option payable in four equal instalments ending December 2006, essentially in line with the period over which the share options vested.

As at February 28, 2007, the total number of (a) common shares issued on the exercise of options granted under the share option plan and (b) issuable under outstanding options granted under the share option plan, and the respective percentages of our issued and outstanding common shares represented by those shares, was as follows:

Common Shares Issued	Common Shares Issuable Under Outstanding Options
1,108,446 (1.6%)	1,114,781 (1.6%)

Under no circumstances may any one person's share options and all other share compensation arrangements exceed five percent (5%) of the outstanding common shares of TSX Group.

Options may not be transferred and may be exercised only while optionees remain employees. If an optionee's employment is terminated:

(a) Voluntarily by the optionee resigning, the optionee may exercise each option held which is exercisable as at the time of resignation, during the period ending thirty (30) days after the resignation date, after which all unexercised options held by the optionee will expire.

(b) Without just cause, the optionee may exercise each option held which is exercisable as at the time of termination, during the period ending ninety (90) days after the termination date (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance) after which all unexercised options held by the optionee will expire.

(c) For just cause, each option held by the optionee will cease to be exercisable on the termination date (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance).

(d) As a result of retirement, the optionee may exercise each option held by the optionee which is exercisable as at the time of the termination date during the period ending thirty-six (36) months after the termination date after which all unexercised options held by the optionee will expire (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance).

(e) As a result of death, the optionee's legal representatives may exercise each option held by the optionee which is exercisable as at the date of death during the period ending twelve (12) months after the date of death after which all unexercised options held by the optionee will expire.

Notwithstanding the foregoing, no option may be exercised after the expiry date.

Our share option plan does not provide for automatic accelerated vesting of share options in cases where employment is terminated, upon retirement, or if there is a change of control of TSX Group.

Under the share option plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, and prior approval of Toronto Stock Exchange, amend, suspend or terminate the share option plan in whole or in part. The proposed amendments to our share option plan, among other things, (See "Business of the Meeting – Amendments to Share Option Plan") revise the amending provisions in the share option plan to specify that certain types of amendments cannot be made by the Board or the Committee without shareholder approval while other types of amendments can be made by Board or the Committee.

Restricted Share Unit Plan

We originally adopted the Employees' Restricted Share Unit Plan ("RSU Plan") in 2002 to convert the 2001 and 2002 awards under the interim bonus plan, in lieu of a long-term compensation plan. In 2004, we amended the RSU Plan to further align management's interest with that of our shareholders, as described below.

Employees or officers (or those of our designated subsidiaries) at or above the director-level, or employees below the director-level designated by the Chief Executive Officer, are eligible to be granted restricted share units under the RSU Plan.

A restricted share unit is a bookkeeping entry that is credited to an account maintained for the individual entitled to the restricted share unit. The initial grant price of a restricted share unit is the closing price of one of our common shares on Toronto Stock Exchange as of the close of business on December 31, or the last trading day of the previous year.

We credit additional restricted share units, or fractional restricted share units, to an individual's account to reflect notional equivalents of dividends paid on our common shares. In this Circular, the term "RSU" will refer to the aggregate of restricted share units, and the additional restricted share units, or fractional restricted share units, credited to reflect the notional equivalents of dividends paid on our common shares.

RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted. Upon vesting, RSUs are redeemed as described below, and a lump sum cash payment is made to the participant.

Upon redemption, we adjust the number of RSUs by a total shareholder return performance factor ("TSR"). TSR represents the appreciation on our common shares plus dividends paid over the term of the RSUs, and determines the degree to which the number of RSUs are adjusted. For example, if target TSR is achieved, the number of RSUs vest at 100%. If target TSR is exceeded, the number of RSUs will be adjusted upwards to a maximum of 180%. If target TSR is not achieved, the number of RSUs will be adjusted downward. In any event, 25% of the number of RSUs will be valued and paid upon redemption.

RSUs are valued using the fair market value per common share determined as at the date of redemption.

RSU Grant History

The following table sets out the number of RSUs granted, initial RSU value, vesting date, RSU minimum and maximum estimates and actual redemption value for RSUs granted since 2004.

Year of Grant	RSUs Granted [1] Target # of Units (#)	Vesting and Redemption Date	Initial Value per Unit (closing price of common shares on Toronto Stock Exchange on applicable date) ($)		RSU Minimum and Maximum Estimates		Redemption Value ($)
					Minimum # of Units [2] (#)	Maximum # of Units [2] (#)	
2007	55,120	December 31, 2009	$46.610	December 29, 2006	13,780	99,216	-
2006[3]	56,507	December 31, 2008	$46.830	December 30, 2005	14,127	101,713	-
2005	90,800	December 31, 2007	$26.845	December 31, 2004	22,700	163,440	-
2004[4]	121,530	December 31, 2006	$21.450	December 31, 2003	30,383	218,754[5]	$7,515,640

(1) We credit additional RSUs, or fractional RSUs, to an individual's account to reflect notional equivalents of dividends paid on our common shares.
(2) The minimum (25%) and maximum (180%) number of RSUs do not include additional RSUs or fractional RSUs that would be credited to reflect notional equivalents of dividends paid during the RSU term.
(3) In 2006, additional RSUs were granted "off cycle" to employees who joined, or were promoted, after the published date of last year's Management Information Circular.
(4) The 2004 RSUs vested on December 31, 2006 and were paid out based on the maximum 180% multiplier.
(5) The actual number of units on which the 2004 payout was based was less than the 218,754 maximum estimate due to the forfeiture of RSUs upon employee resignation or termination prior to the vesting and redemption date.

RSUs are not transferable or assignable other than by will or the laws of descent and distribution. If the employee has resigned or employment is terminated for cause prior to the vesting date of the RSUs, the employee forfeits all right, title and interest with respect to the RSUs. If employment has ceased prior to the vesting date for any reason other than resignation or termination for cause, the number of RSUs is pro-rated for time, and the TSR is calculated and pro-rated based on the last day of the preceding completed calendar quarter. The lump sum cash payment is equal to the performance adjusted number of RSUs multiplied by the fair market value per common share determined as at the date of termination (net of any applicable withholdings).

Our RSU plan does not provide for automatic accelerated vesting of RSUs in cases where employment is terminated, upon retirement, or if there is a change of control of TSX Group.

Under the RSU Plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, amend, suspend or terminate the RSU Plan in whole or in part.

Equity Ownership Requirements

To further align the interests of our officers with those of our shareholders we mandate minimum equity ownership for each of our officers, including the Named Executive Officers. We require that officers achieve a level of equity ownership that is a multiple of one to three times base salary depending on seniority as follows:

Chief Executive Officer	-	three times salary
Executive Vice Presidents	-	two times salary
Senior Vice Presidents	-	two times salary
Vice Presidents	-	one times salary

We require that officers achieve the minimum level of ownership over a three-year period. We include deferred share units and additional deferred share units, or fractional deferred share units, credited to reflect notational equivalents of dividends paid on our common shares for purposes of satisfying an officer's equity ownership requirement.

The CEO is required to pre-disclose to the public the intention to sell or purchase TSX Group common shares, including the exercise of options. The disclosure must occur two business days prior to the transaction.

The following table sets forth the equity ownership information for the Named Executive Officers as at February 28, 2007.

Named Executive Officer	Common Shares		Deferred Share Units		Total Equity Ownership	Multiple of Salary
	(#)	($)[1]	(#)	($)[2]	($)	
Richard Nesbitt	66,644	3,255,559	60,810	3,066,283	6,321,843	11.5
Michael S. Ptasznik	9,892	483,224	22,865	1,152,945	1,636,169	5.5
John B. Cieslak	18,923	924,389	54,930	2,769,790	3,694,179	10.6
Rik Parkhill	30,300	1,480,155	19,025	959,317	2,439,472	6.5
James P. Magee[3]	-	-	-	-	-	-

(1) The closing price for our common shares on Toronto Stock Exchange on February 28, 2007, was $48.85.
(2) The fair market value of a deferred share unit on February 28, 2007, was $50.424.
(3) Mr. Magee has until December 1, 2009 to achieve the minimum equity ownership requirements.

Deferred Share Unit Plan

For the years 2001 and 2002, we awarded grants to executive officers and director-level employees under the interim bonus plan which we introduced in lieu of a long-term compensation plan for those years. The interim bonus plan provided eligible employees with a deferred award based on our annual financial performance. For executive officers we converted the deferred awards into deferred share units. A deferred share unit is a bookkeeping entry that is credited to an account maintained for the individual entitled to the deferred share unit. The fair market value of a deferred share unit is based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days before the applicable conversion date. We credit additional deferred share units or fractional deferred share units to an individual's account to reflect notional equivalents of dividends paid on our common shares. In this Circular, the term "DSU" will refer to the aggregate of deferred share units and additional deferred share units, or fractional deferred share units, credited to reflect notional equivalents of dividends paid on our common shares.

We converted the awards for 2001 at our initial public offering share price of $9.00, and for 2002 at the share price of $10.566, the weighted average price for the five trading days before December 31, 2002. The terms governing the DSUs granted under the interim bonus plan are otherwise identical to the terms set out below. All DSUs granted under the interim bonus plan are now fully vested.

In addition, to assist our officers to meet their equity ownership requirements, we give officers the opportunity to convert all or part of their short-term incentive award to DSUs. We limit this opportunity to those officers who have not yet achieved their required level of equity ownership. Our officers converted the following short-term incentive amounts into DSUs:

Year of Deferral	Short-term Incentive Elected for Deferral [(1)] ($)	Fair Market Value per DSU ($)	Number of DSUs (#)
2007	$29,375	$52.205	563
2006	$275,000	$49.126	5,598
2005	$117,200	$29.638	3,954
2004	$290,000	$24.798	11,694

(1) Represents the previous year's short-term incentive total dollar amount elected for conversion to DSUs.

DSUs are not transferable or assignable other than by will or the laws of descent and distribution. If an employee retires or otherwise ceases to be an employee (other than for reason of death), the employee must file a notice of redemption on or before December 15 of the first calendar year which commences after the date of retirement or termination. We will then pay the employee a lump sum cash payment (net of any applicable withholdings) equal to the number of DSUs vested as of the filing date multiplied by the fair market value per common share determined as at the date of filing the notice of redemption. If an employee dies while employed (or after ceasing to hold all positions but before filing a notice of redemption), then within 90 days of the employee's death, we must redeem all of the employee's DSUs and make a lump sum cash payment to or for the benefit of the legal representative of the employee. The lump sum payment will be equal to the number of DSUs as of the date of the employee's death multiplied by the fair market value per common share determined as of the date of the employee's death.

Under the Deferred Share Unit Plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, amend, suspend or terminate the Deferred Share Unit Plan in whole or in part.

Compensation of the Chief Executive Officer

The Governance Committee of the Board assesses the overall performance of the Chief Executive Officer ("CEO") each year. The Committee conducts its review of the CEO's contribution considering financial and non-financial components. The Committee then considers this assessment in determining the CEO's salary and recommending the CEO's short and long-term compensation awards to the Board of Directors.

Components	Measures
Financial Results	Deliver the financial plan and targeted long-term earnings per share growth.
Customer/Shareholder	Enhance relationships with customers and shareholders. Develop strong relationships with the investment community.
Growing the Franchise	Refine strategies for future growth through innovation and improved operations in trading, market data, listings and technology. Develop strategies for growth beyond existing operations, planning for the longer term beyond five years.
Operational Efficiency	Prioritization of new products and services, including investments and acquisitions. Maintain target availability of systems.
Leadership and Values	Demonstrate the behaviours defined by the TSX leadership criteria and corporate values as adopted by the Senior Management Team.

In assessing Mr. Nesbitt's contribution, the Governance Committee placed the greatest consideration on the delivery of the 2006 financial plan and contribution towards the long-term annual earning per share growth rate, the results of which significantly exceeded targets. Further recognition was given to Mr. Nesbitt's strategy for future growth through innovation and improved operations in trading, market data, listings, technology and corporate development activity. Mr. Nesbitt continued to focus on a customer-centric culture and built a disciplined and effective investor relations program.

For 2006, no adjustment was made to Mr. Nesbitt's annual base salary of $500,000. Mr. Nesbitt's annual base salary was adjusted to $550,000, effective January 1, 2007.

Mr. Nesbitt's 2006 annual target short-term bonus remained at 60% of salary. Mr. Nesbitt received an annual bonus of $725,000 for 2006 performance. This amount was determined in accordance with the corporate balanced scorecard results and the Governance Committee's assessment of the CEO's contribution.

A long-term incentive grant for 2007 made to Mr. Nesbitt was valued at $725,000 and consists of 33,439 share options and 8,500 RSUs.

Submitted by the Human Resources Committee:

Tullio Cedraschi – Chair, Wayne C. Fox, Raymond Garneau, John A. Hagg and Gerri B. Sinclair.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in TSX Group common shares on November 12, 2002 with the cumulative total return, including dividend reinvestment, of the S&P/TSX Composite Index™ for the period from November 12, 2002, the date our common shares began trading on Toronto Stock Exchange, through to and including December 31, 2006.


Performance Graph
Dollars ($)
600
500
400
300
200
100

	November 12, 2002	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
TSX	100	106.5	245.74	314.78	562.63	575.5
S&P/TSX Composite Total Return Index	100	104.9	132.90	152.14	188.85	221.45

S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

Compensation of Named Executive Officers

The following tables present information about compensation of our Named Executive Officers (determined in accordance with applicable securities legislation). The following table sets out the total compensation awarded to, earned by, or paid to, each of the Named Executive Officers for services rendered to us by that individual in all capacities:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SAR Granted (#) [2]	Deferred Share Units (#)[3]	LTIP Payouts ($) [4]	All Other Compensation ($)[5]
Richard Nesbitt	2006	500,000	725,000	N/A	25,194	N/A	775,948	143,605
CEO [1]	2005	500,000	600,000	N/A	131,796	N/A	N/A	133,607
	2004	371,449	400,000	N/A	32,000	N/A	N/A	101,758
Michael S. Ptasznik	2006	275,000	235,000	N/A	7,762	N/A	322,708	64,131
Senior Vice President	2005	250,000	185,000	N/A	9,726	N/A	N/A	60,260
and CFO	2004	225,000	165,000	N/A	12,000	N/A	N/A	48,123
John B. Cieslak [6]	2006	350,000	325,000	N/A	16,784	N/A	714,308	123,720
Executive Vice	2005	350,000	375,000	N/A	22,070	N/A	N/A	114,737
President, Chief Information Officer and Administration Officer	2004	350,000	375,000	N/A	28,000	N/A	N/A	85,963
Rik Parkhill	2006	350,000	400,000	N/A	16,784	N/A	322,708	48,197
President, TSX	2005	300,000	375,000	N/A	16,210	N/A	N/A	47,446
Markets	2004	275,000	250,000	N/A	12,000	N/A	N/A	37,490
James P. Magee [7]	2006	270,000	307,047	N/A	N/A	N/A	N/A	1,380
President and CEO,	2005	-	-	-	-	-	-	-
Shorcan	2004	-	-	-	-	-	-	-

(1) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO, TSX Group.

(2) See tables on page 31 for RSUs that were granted in 2006 and 2007.

(3) We converted DSUs from deferred amounts granted under the interim bonus plan, as outlined under the "Deferred Share Unit Plan" section of this Circular. We credit notional equivalents of dividends paid on common shares during the year in the form of additional units. Aggregate holdings of DSUs as at December 31, 2006 and their value, based on the closing price of our common shares on December 29, 2006 of $46.610 are as follows: Mr. Nesbitt 60,355 units with a value of $2,813,147, Mr. Ptasznik 22,694 units with a value of $1,057,767, Mr. Cieslak 54,519 units with a value of $2,541,131, and Mr. Parkhill 18,883 units with a value of $880,137. Mr. Magee does not hold DSUs.

(4) The 2004 RSUs vested December 31, 2006 and were paid out. The RSUs were adjusted for performance based on TSR. The number of RSUs was multiplied by the maximum multiplier of 180%.

(5) These amounts include premiums for term life insurance maintained for the benefit of the Named Executive Officer, employer contributions to the Employee Share Purchase Plan up to February 28, 2007, cash equivalent of the paid installment of the $2.50 special dividend per common share paid to participants in the 2003 share option plan and the value of dividend DSUs credited during the year. The year-end value of the dividend equivalents for 2006 (which includes the dividend equivalents for the $2.50 special dividend per common share paid to participants in the 2003 share option plan) is as follows: Mr. Nesbitt $139,783, Mr. Ptasznik $60,309, Mr. Cieslak $119,810, and Mr. Parkhill $46,875.

(6) On February 13, 2007, TSX Group announced that Mr. Cieslak will be stepping down from his position as Executive Vice President, Chief Information Officer and Administration Officer, effective April 30, 2007.

(7) Mr. Magee became an executive officer of TSX Group on December 1, 2006. Shorcan's fiscal year is December 1 – November 30. The information presented for 2006 represents his salary for the full year and 11/12ths of the bonus he received in respect of performance for the period January 1, 2006 – November 30, 2006. Mr. Magee's bonus is based on measures specific to Shorcan. Mr. Magee does not participate in the long-term incentive program.

Aggregate Compensation for the Named Executive Officers

	2006	2005 (2)	2004 (3)
Total Aggregate NEO Compensation (1)	$ 5.8 million	$6.1 million	$4.4 million
As a percentage of Total Revenue	1.6%	2.1%	1.8%
As a percentage of Net Income	4.4%	5.9%	6.4%

(1) Total aggregate compensation includes base salary, short-term incentive, the grant value of long-term incentive awards and pension service costs, where applicable. Total aggregate compensation does not include RSU LTIP Payouts for RSUs granted in 2004.

(2) Total aggregate NEO compensation in 2005 includes the grant value of Mr. Nesbitt's one-time CEO appointment award of share options.

(3) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 for Mr. Nesbitt is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO, TSX Group. The total aggregate amount does not include compensation paid to the previous CEO.

Share Options Granted in 2006

The following table sets out share options granted under the Share Option Plan to Named Executive Officers during the year ended December 31, 2006. The exercise price is based on the fair market value per common share determined as at the date of grant.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in 2006	Exercise Price ($/security)	Market Value of Securities Underlying Options on the Date of Grant ($/security)	Expiration Date
Richard Nesbitt	25,194	13.0	49.635	49.680	February 9, 2013
Michael S. Ptasznik	7,762	4.0	49.635	49.680	February 9, 2013
John B. Cieslak	16,784	8.6	49.635	49.680	February 9, 2013
Rik Parkhill	16,784	8.6	49.635	49.680	February 9, 2013
James P. Magee	N/A	N/A	N/A	N/A	N/A

Options Exercised in 2006

The following table sets out the financial year-end option values for Named Executive Officers. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the closing price of our common shares on Toronto Stock Exchange on December 29, 2006, which was $46.610 per common share.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#)		Value of unexercised in-the-money Options at Financial Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard Nesbitt	Nil	Nil	106,934	182,056	3,402,378	3,216,920
Michael S. Ptasznik	20,500	680,758	3,242	30,746	55,017	657,873
John B. Cieslak	36,690	1,158,014	Nil	60,830	Nil	1,197,239
Rik Parkhill	18,000	597,486	5,404	41,950	91,706	641,018
James P. Magee	N/A	N/A	N/A	N/A	N/A	N/A

Restricted Share Units Granted in 2006

The following table provides details on the RSU grants to the Named Executive Officers in 2006.

Name	Securities, Units or other Rights (#)[1]	Performance or other period until maturation or payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans[2]		
			Minimum (#)[3]	Target (#)	Maximum (#)[3]
Richard Nesbitt	7,000	December 31, 2008	1,750	7,000	12,600
Michael S. Ptasznik	2,160	December 31, 2008	540	2,160	3,888
John B. Cieslak	4,670	December 31, 2008	1,168	4,670	8,406
Rik Parkhill	4,670	December 31, 2008	1,168	4,670	8,406
James P. Magee	N/A	N/A	N/A	N/A	N/A

(1) The initial grant price of an RSU is the closing price of one of our common shares on Toronto Stock Exchange at the close of business on December 31 or the last trading day of the previous year.

(2) As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by the TSR performance factor. If target TSR is achieved the number of RSUs will vest at 100%. If target TSR is exceeded, the number of RSUs will be adjusted upwards to a maximum multiplier of 180%. If target TSR is not achieved, the number of RSUs will be adjusted downward, to a minimum multiplier of 25%.

(3) The minimum (25%) and maximum (180%) number of RSUs do not include additional RSUs, or fractional RSUs, that would be credited to reflect notional equivalents of dividends paid during the RSU term.

Share Options and Restricted Share Units granted in 2007

The following table provides details on the share options and RSU grants that were made in 2007 to the Named Executive Officers up to and including February 28, 2007.

	Options			RSUs	
Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date	Target RSUs Granted (#)	Grant Price ($/RSU)
Richard Nesbitt	33,439	53.037	February 8, 2014	8,500	46.610
Michael S. Ptasznik	8,529	53.037	February 8, 2014	2,170	46.610
John B. Cieslak	13,826	53.037	February 8, 2014	3,520	46.610
Rik Parkhill	18,448	53.037	February 8, 2014	4,690	46.610
James P. Magee	N/A	N/A	N/A	N/A	N/A

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows, as of December 31, 2006, compensation plans under which our equity securities are authorized to be issued from treasury both for plans previously approved by shareholders and plans not previously approved by shareholders (of which there are none).

The numbers shown under "Equity compensation plans approved by security holders" relate to our share option plan. Please refer to the description of the share option plan under "Long-Term Compensation" in this Circular.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,096,650	$25.170	3,582,268
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,096,650	$25.170	3,582,268

Pension Plans

The Named Executive Officers, with the exception of Mr. Magee, participate as non-contributory members in the defined benefit tier of our employee registered pension plan. The pension benefit under the registered pension plan will be limited to the maximum amount prescribed under the *Income Tax Act* (Canada). TSX Group also maintains a non-contributory supplementary retirement plan for executive officers and other members of senior management. The supplementary retirement plan provides the portion of the pension benefits that exceed the maximum permitted under the defined benefits tier of the registered pension plan. Benefits provided by the supplementary retirement plan are securely funded through a Registered Compensation Agreement.

If a Named Executive Officer, with the exception of Mr. Magee, retires on the normal retirement date, the amount of annual pension from the registered pension plan and supplementary retirement plan combined will be 2% of the average of the best three consecutive years of pensionable earnings multiplied by credited years of service, subject to a maximum annual pension of 100% of final salary ("final average earnings"). Pensionable earnings refers to base salary plus short term incentive bonus, with the amount of bonus being capped at 50% of salary for the Named Executive Officers, commencing in 2006.

All Named Executive Officers, with the exception of Mr. Magee, may take early retirement on or after the first day of the month after their 55th birthday, in which case they will be entitled to receive a reduced pension. The amount of pension that is payable will be reduced by ¼% for each month between such early retirement date and the earlier of age 60 or when age plus service equals 85. All Named Executive Officers, who have not retired and are over the age of 55 may retire with full pension at the earlier of age 60 or when age plus service equals 85. The pension benefit is payable for life, with 120 monthly payments guaranteed if there is no surviving spouse or 60% continuance for a surviving spouse. In addition, Named Executive Officers, are guaranteed the greater of the commuted value of their accrued pension benefit and the amount equivalent to 10% of their pensionable earnings accumulated each year with interest while a member of the supplementary retirement plan.

The following table shows the aggregate annual retirement benefits payable under the defined benefit tier of the registered pension plan and the supplementary retirement plan upon retirement at age 65 based on the above described pension formula (exclusive of the amounts paid under the Canada Pension Plan or the Quebec Pension Plan):

Annual Pension Payable upon Retirement at Normal Retirement Age

Remuneration ($)	Years of Service and Annual Pension Benefit Payable					
	10	15	20	25	30	35
	($)	($)	($)	($)	($)	($)
200,000	40,000	60,000	80,000	100,000	120,000	140,000
225,000	45,000	67,500	90,000	112,500	135,000	157,500
250,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000

The table indicates pension levels at various credited years of service and levels of remuneration.

The respective credited years of service for pension plan purposes as of December 31, 2006, at age 60 and at normal retirement at age 65 for the Named Executive Officers, as well as the estimated benefits based on current levels of final average earnings and payable upon retirement are as follows:

Name	Years of Service			Projected Annual Benefit	
	December 31, 2006	Age 60	Age 65	Age 60 ($)	Age 65 ($)
Richard Nesbitt	5.3	14.1	19.1	208,311	276,894
Michael S. Ptasznik	8.2	28.7	33.7	212,552	248,927
John B. Cieslak	6.4	19.1	24.1	220,237	272,737
Rik Parkhill	5.0	14.6	19.6	137,652	182,527
James P. Magee [(1)]	N/A	N/A	N/A	N/A	N/A

(1) Mr. Magee does not participate in the pension plan.

The following estimated pension service costs and accrued pension obligations under the registered pension plan and supplementary retirement plan are being provided on a voluntary basis and exceed applicable disclosure requirements:

Additional Executive Pension Disclosure (1)		
Name	2006 Pension Service Cost (2) ($)	Accrued Pension Obligation at December 31, 2006 (3) ($)
Richard Nesbitt	160,100	887,800
Michael S. Ptasznik	72,500	635,000
John B. Cieslak	106,700	723,100
Rik Parkhill	109,700	580,800
James P. Magee	N/A	N/A

(1) Amounts shown include pension benefits under the registered pension plan and the supplementary retirement plan and reflect the impact of the cap on bonus inclusion effective in 2006.

(2) Pension Service Cost is the value of the projected pension earned in 2006 and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the current service cost included in the 2006 pension expense disclosed in our annual consolidated financial statements for 2006.

(3) Accrued Pension Obligation is the value of the projected pension earned for service to December 31, 2006 and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation in our annual consolidated financial statements for 2006.

Employment Contracts and Severance Arrangements

We have a severance arrangement with Mr. Cieslak under which we will pay him a lump sum cash payment equivalent to 2.85 times his base salary if we terminate him without cause. Mr. Cieslak is also entitled to certain benefits including life insurance benefits either for the duration of the severance period or for the earlier of the duration of the severance period or re-employment. Pension contributions and disability benefits cease on the day of termination.

We have an employment contract with Mr. Magee, with an expiry date of November 30, 2008. His base salary under the contract is $270,000 per year. In addition to bonuses linked to Shorcan's profits and return on equity, Mr. Magee is entitled to receive a bonus of up to $200,000 depending on Shorcan's pre-tax profits and market share. In the event that his employment is terminated for any reason other than for cause or if we elect not to offer a new agreement of equal or greater value, we will pay him a lump sum cash amount of $710,000.

Total Compensation

In establishing total compensation levels for executives and in communicating these amounts to recipients, we define current year total direct compensation as the aggregate of base salary, cash bonus, and equity incentives (that is, share option grants and RSUs). Total compensation is defined as total direct compensation plus the annual pension service cost. The following tables show 2004, 2005 and 2006 fiscal year total compensation as determined by the Committee for each Named Executive Officer.

While pension benefits are not paid or awarded on an annual basis, we also view the annual value of the Pension Plan to be an integral portion of the overall compensation program. Information on the annual pension service cost is shown in the tables below. Information on the accrued liability and annual pension available at retirement has been disclosed in the Pension Plans section above.

Richard Nesbitt CEO	2006 $	2005 $	2004 $
Cash			
Salary(1)	500,000	500,000	371,449
Cash Bonus	725,000	600,000	400,000
Total Cash	1,225,000	1,100,000	771,449
Equity			
Restricted Share Units - Granted(2)	299,940	250,600	168,000 (3)
Restricted Share Units – LTIP Payout	775,948 (3)		
Share Options(4)	300,060	249,400	184,000
CEO Appointment(5)		784,500	
Total Equity	1,375,948	1,284,500	352,000
Total Direct Compensation	2,600,948	2,384,500	1,123,449
Annual Pension Service Cost(6)	160,100	131,000	95,200
Total	2,761,048	2,515,500	1,218,649

(1) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO.

(2) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(3) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Nesbitt. The redemption value on December 31, 2006 was $775,948, which includes the 2004 target grant of $168,000, and this amount was paid in January 2007.

(4) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(5) This amount represents the compensation value of the award granted to Mr. Nesbitt in recognition of his appointment as CEO, valued using a Black Scholes value of 26%. The share option exercise price for this award is $29.636. These options will vest on February 2, 2008.

(6) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

Michael S. Ptasznik Senior Vice President and CFO	2006 $	2005 $	2004 $
Cash			
Salary	275,000	250,000	225,000
Cash Bonus	235,000	185,000	165,000
Total Cash	510,000	435,000	390,000
Equity			
Restricted Share Units(1)	92,555	73,700	69,900 (2)
Restricted Share Units – LTIP Payout	322,708 (2)		
Share Options(3)	92,445	76,300	69,000
Total Equity	507,708	150,000	138,900
Total Direct Compensation	1,017,708	585,000	528,900
Annual Pension Service Cost(4)	72,500	49,500	37,800
Total	1,090,208	634,500	566,700

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Ptasznik. The redemption value on December 31, 2006 was $322,708, which includes the 2004 target grant of $69,900, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

John B. Cieslak Executive Vice President, Chief Information and Administration Officer	2006 $	2005 $	2004 $
Cash			
Salary	350,000	350,000	350,000
Cash Bonus	325,000	375,000	375,000
Total Cash	675,000	725,000	725,000
Equity			
Restricted Share Units(1)	200,105	176,900	154,600 (2)
Restricted Share Units – LTIP Payout	714,308 (2)		
Share Options(3)	199,895	173,100	161,000
Total Equity	1,114,308	350,000	315,600
Total Direct Compensation	1,789,308	1,075,000	1,040,600
Annual Pension Service Cost(4)	106,700	85,000	80,400
Total	1,896,008	1,160,000	1,121,000

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Cieslak. The redemption value on December 31, 2006 was $714,308, which includes the 2004 target grant of $154,600, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

Rik Parkhill President, TSX Markets	2006 $	2005 $	2004 $
Cash			
Salary	350,000	300,000	275,000
Cash Bonus	400,000	375,000	250,000
Total Cash	750,000	675,000	525,000
Equity			
Restricted Share Units(1)	200,105	122,800	69,900 (2)
Restricted Share Units – LTIP Payout	322,708 (2)		
Share Options(3)	199,895	127,200	69,000
Total Equity	722,708	250,000	138,900
Total Direct Compensation	1,472,708	925,000	663,900
Annual Pension Service Cost(4)	109,700	77,000	61,100
Total	1,582,408	1,002,000	725,000

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Parkhill. The redemption value on December 31, 2006 was $322,708, which includes the 2004 target grant of $69,900, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

James P. Magee (1) President and CEO, Shorcan	2006 $	2005 $	2004 $
Cash			
Salary	270,000		
Cash Bonus (2)	307,047		
Total Cash	577,047		
Equity (3)			
Restricted Share Units	n/a		
Restricted Share Units – LTIP Payout	n/a		
Share Options	n/a		
Total Equity	n/a		
Total Direct Compensation	n/a		
Annual Pension Service Cost (4)	n/a		
Total	577,047		

(1) Mr. Magee became an executive officer of TSX Group on December 1, 2006.
(2) Mr. Magee's bonus is measured on key financial and market share metrics unique to Shorcan and is not based on the balanced scorecard. Shorcan's fiscal year is December 1 to November 30. The bonus amount represents 11/12ths of his total bonus, representing performance for the period January 1, 2006 – November 30, 2006.
(3) Mr. Magee does not participate in the long-term incentive program.
(4) Mr. Magee does not participate in the pension plan.

Directors' and Officers' Liability Insurance

Directors, officers and certain of our employees are covered under Directors' and Officers' Liability Insurance policies. The policies include coverage for wrongful acts, claimed against Directors, officers and those employees by reason of their serving in those capacities. The aggregate limit of liability applicable to those insured Directors, officers and employees under the insurance policies is $50 million, including defence costs. If we have to indemnify our insured Directors, officers or employees, we have reimbursement coverage over a deductible of $500,000 for each loss. The premium for the Directors' and Officers' liability insurance was $255,016 for the May 1, 2006 to April 30, 2007 policy year.

TSX Group's by-laws also require us to indemnify our Directors and officers, and we have entered into indemnification agreements with our Directors, officers and certain employees which indemnify them from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations.

Indebtedness of Directors and Officers

None of our Directors or officers was indebted to us as at December 31, 2006 or at any time during 2006.

Additional Items

Available Documentation

We are a reporting issuer under the securities acts of all of the provinces and territories of Canada and we are therefore required to file consolidated financial statements and information circulars with the various securities commissions. We will also file an annual information form with those securities commissions which will, among other things, contain all of the disclosure required by Form 52-110F1 under Multilateral Instrument 52-110 - Audit Committees. We provide additional financial information in our comparative financial statements for our most recently completed financial year and our management's discussion and analysis, contained in our 2006 Annual Report. This Circular, annual information form, annual consolidated financial statements and the related annual management's discussion and analysis, any interim financial statements, along with the related interim management's discussion and analysis filed after the filing of the

most recent annual financial statements and additional copies of the 2006 Annual Report may be found on SEDAR at www.sedar.com. You may also obtain them from our Investor Relations Department.

Finance and Audit Committee

The Finance and Audit Committee of the Board of Directors is composed entirely of independent Directors who meet the independence and financial literacy requirements set out in Multilateral Instrument 52-110 - Audit Committees. The Finance and Audit Committee is composed of six Directors: J. Spencer Lanthier (Chair), Raymond Chan, Harry A. Jaako, Jean Martel, Owen McCreery and Kathleen M. O'Neill. The committee's complete Charter is available on our web site at www.tsx.com.

The Finance and Audit Committee assists the Board of Directors in fulfilling its responsibilities to oversee and supervise financial, audit and accounting matters. The committee supervises the adequacy of our internal controls and financial reporting practices and procedures and the quality and integrity of our audited and unaudited financial statements, including through discussions with our external auditors. The committee reviews our business plan and operating and capital budgets and management's reports on pension plan oversight. The committee is responsible for ensuring efficient and effective assessment of risk management throughout TSX Group.

Corporate Governance

Under National Instrument 58-101 - Disclosure of Corporate Governance Practices, we are required to disclose information relating to our corporate governance practices. Our disclosure is set out in Schedule C to this Circular and an overview of our corporate governance practices is contained under the heading "Statement of Corporate Governance Practices" in our 2006 Annual Report.

The Charter of the Board of Directors, which includes the principal responsibilities of the Chair of the Board and the Chief Executive Officer is attached as Schedule D to this Circular. The charter for each Committee of the Board is available on our web site at www.tsx.com under the Investor Relations tab. The Code of Conduct for Directors of TSX Group and the Code of Conduct for Employees of TSX Group are also available in the same location and on SEDAR at www.sedar.com.

Board of Directors' Approval

The Board of Directors has approved the contents and sending of this Management Information Circular to the shareholders.



Sharon C. Pel
Senior Vice President, Legal and Business Affairs
Toronto, Ontario
March 21, 2007

SCHEDULE A
RESOLUTION – APPROVE AMENDMENTS TO SHARE OPTION PLAN

BE IT RESOLVED that:

1. The amendments to the share option plan as proposed at the meeting and as more particularly described under the heading "Amendments to Share Option Plan", are hereby approved.

2. Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Corporation, whether under its corporate seal or not, all such other certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion as may be necessary or desirable for the purpose of giving effect to this resolution.

SCHEDULE B
RECORD OF ATTENDANCE BY DIRECTORS IN 2006

The Board is expected to attend all regularly scheduled Board and committee meetings and, where practicable, all special meetings, and be, in all cases fully prepared for those meetings.

Director	Board Meetings Attended[1]		Standing Committee Meetings Attended	
Tullio Cedraschi	10 of 11	91%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee (Chair)	100%
Raymond Chan[2]	4 of 4	100%	2 of 2 Finance and Audit Committee	100%
Wayne C. Fox	11 of 11	100%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee	100%
			1 of 1 Public Venture Market Committee (Chair)	100%
Raymond Garneau	11 of 11	100%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee	100%
John A. Hagg	11 of 11	100%	6 of 6 Human Resources Committee	100%
			2 of 2 Public Venture Market Committee	100%
Harry A. Jaako	10 of 11	91%	4 of 5 Finance and Audit Committee	80%
			2 of 2 Public Venture Market Committee	100%
J. Spencer Lanthier	11 of 11	100%	5 of 5 Finance and Audit Committee (Chair)	100%
			4 of 4 Governance Committee	100%
Jean Martel	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
			2 of 2 Public Venture Market Committee	100%
Owen McCreery	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
Douglas McGregor[2]	4 of 4	100%	n/a	n/a
John P. Mulvihill	11 of 11	100%	4 of 4 Governance Committee (Chair)	100%
Richard Nesbitt	11 of 11	100%	n/a	n/a
Kathleen M. O'Neill	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
			4 of 4 Governance Committee	100%
Gerri B. Sinclair	11 of 11	100%	6 of 6 Human Resources Committee	100%
			2 of 2 Public Venture Market Committee	100%

Summary of Board and Standing Committee Meetings Held in 2006

Board[1]	11
Finance and Audit Committee	5
Governance Committee	4
Human Resources Committee	6
Public Venture Market Committee	2
Total Numbers of Meetings Held	28

(1) Includes one all-day Board strategy session and one special meeting of the Board.
(2) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.

SCHEDULE C
CORPORATE GOVERNANCE PRACTICES

We believe that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. Our 2006 Annual Report contains an overview of our corporate governance practices. Our corporate governance practices are aligned with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "National Instrument") and National Policy 58-201 – Corporate Governance Guidelines.

Board of Directors

1. (a) *Disclose the identity of directors who are independent.*

Of our nominees for the Board, (12 out of 14 or approximately 86%) are both independent under the National Instrument, TSX Group's recognition order issued by the Ontario Securities Commission (the "Recognition Order") and under our Board of Directors Independence Standards. Our independent nominees for election to the Board are: Tullio Cedraschi, Raymond Chan, Wayne C. Fox, Raymond Garneau, John A. Hagg, Harry A. Jaako, J. Spencer Lanthier, Jean Martel, Owen McCreery, John P. Mulvihill, Kathleen M. O'Neill and Gerri B. Sinclair.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

A Director is not independent under the Recognition Order and our Board of Directors Independence Standards if the Director has a material relationship with TSX Group. A "material relationship" is a relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director's independent judgment and includes indirect material relationships. A Director who is an employee, associate (within the meaning of the *Securities Act* (Ontario), or executive officer of a Participating Organization or Member of Toronto Stock Exchange or TSX Venture Exchange (collectively, "POs") is considered to have a material relationship with TSX Group. A PO is a registered broker dealer which is permitted access to the facilities of Toronto Stock Exchange or TSX Venture Exchange for the purpose of trading securities listed on those exchanges. The Board has determined that a non-independent Director under the Recognition Order and our Board of Directors Independence Standards is to be considered a non-independent Director under the National Instrument. The Recognition Order requires that at least 50% of TSX Group's Directors be independent. Our Board of Directors Independence Standards can be found on our web site at www.tsx.com.

Two nominees for election to the Board, Messrs. McGregor and Nesbitt, are not independent Directors under the National Instrument and the Recognition Order. Mr. McGregor is an executive officer of a PO of Toronto Stock Exchange and TSX Venture Exchange and Mr. Nesbitt is the Chief Executive Officer of TSX Group.

The Governance Committee at least on an annual basis reviews the relationship of each Director with TSX Group to determine which Directors are independent under the National Instrument, the Recognition Order and our Board of Directors Independence Standards. Such review is also undertaken each time a Director is appointed between annual shareholders meetings. The Governance Committee advises the Board of its findings, for consideration by the Board.

To assist the Governance Committee and the Board with their determinations, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings, and advise us during the course of the year of any material changes to their responses.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Of the nominees for the Board, (12 out of 14 or approximately 86%) are independent under the National Instrument, TSX Group's Recognition Order and our Board of Directors Independence Standards.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

Certain of TSX Group's Directors are Directors of other reporting issuers. Please refer to the Directors' personal information beginning on page seven of this Circular for directorships of other reporting issuers for each Director.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent Directors hold regularly scheduled meetings at which non-independent Directors and management are not present. During 2006, the Board and its Committees held 20 meetings of solely independent Directors as follows:

Board	8
Finance and Audit	5
Governance	2
Human Resources	5
Public Venture Market	0

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent, nor a lead director that is independent describe what the board does to provide leadership for its independent directors.*

Wayne C. Fox is the Chair of the Board and an independent Director. The Chair of the Board reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities and works with the CEO and senior management to ensure that the organization fulfills its responsibilities to stakeholders including shareholders, employees, customers, governments and the public. His responsibilities are set out in the Board's Charter which is attached hereto as Schedule D and can also be found on our web site at www.tsx.com.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Please refer to Schedule B – Record of Attendance by Directors in 2006 on page 40 of this Circular.

2. *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The text of the Board's Charter is attached hereto as Schedule D and can also be found on our web site at www.tsx.com and is reviewed at least annually.

3. (a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board has developed written position descriptions for the Chair of the Board and the chair of each Board committee. The descriptions are set out in their respective charters. The Board Charter is attached hereto as Schedule D. The complete charters of the Board, the Finance and Audit Committee, the Governance Committee, the Human Resources Committee, and the Public Venture Market Committee can be found on our web site at www.tsx.com and are reviewed at least annually.

(b) *Disclose whether or not the board and CEO have developed a written position for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board's Charter sets out the role and responsibilities of the Board, the Chair and the CEO. The Board and CEO review such role and responsibilities on an annual basis. The Board Charter is attached hereto as Schedule D and can also be found on our web site at www.tsx.com.

The Governance Committee conducts an annual review of the performance of the CEO, as measured against corporate and personal objectives established at the beginning of the year jointly by the Governance Committee and CEO and approved by the Board. The results of this annual review are communicated to the Board which then makes an evaluation of the overall performance of TSX Group and the CEO. The evaluation is used by the Human Resources Committee in making its recommendation to the Board concerning the CEO's annual compensation.

Orientation and Continuing Education

4. (a) *Briefly describe what measures the board takes to orient new directors regarding:*

   (i) *the role of the board, its committees and its directors; and*
   (ii) *the nature and operation of the issuer's business.*

The Governance Committee oversees and makes recommendations to the Board regarding the orientation of new Directors. TSX Group maintains orientation and ongoing education programs for Directors, (including new Directors) and regularly reviews these programs. TSX Group provides new Directors with a Directors' Manual, which serves as a corporate reference, as well as with orientation materials describing its business, strategy, objectives and initiatives, so new Directors understand the nature and operation of our businesses and the role of the Board and its committees, as well as the contribution individual Directors are expected to make. New Directors also attend at our offices to meet with TSX Group's executive officers, including the CEO and CFO, to discuss the business functions, initiatives, values and strategies of TSX Group and the contribution individual Directors are expected to make. To assist a new Director the Governance Committee assigns a Board member as a mentor to the new Director.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.*

Directors receive a comprehensive package of information prior to each Board and committee meeting and prior to each strategic planning session. As well, each committee delivers a report to the full Board on its work after each committee meeting. Also, all Directors are invited to attend all committee meetings regardless of whether they are sitting members of a committee. Presentations on different aspects of our business are regularly made to the Board. We also provide the Board with a variety of materials and presentations on an ad hoc basis, to keep them informed about internal developments as well as developments in, or which affect, our industry, the environment in which we operate, continuous disclosure obligations, accounting issues and best practices in corporate governance. All of these materials and other corporate materials are also accessible by Directors on a permanent, secure intranet.

Directors, with the approval of the Chair, may seek additional professional development education at the expense of TSX Group. As well, all Directors are members at our expense of the Institute of Corporate Directors ("ICD") where Directors have access to ICD events and publications which provide an additional source of relevant information.

Ethical Business Conduct

5. (a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

   (i) *disclose how a person or company may obtain a copy of the code;*
   (ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*
   (iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Board has approved a Board Code of Conduct for the Directors and an Employee Code of Conduct for officers and employees of TSX Group and its subsidiaries, both of which provide guidance on ethical issues and establish mechanisms to report unethical conduct. The Codes of Conduct may be found on our web site at www.tsx.com and may be found on SEDAR at www.sedar.com. The Finance and Audit Committee also reviews with management that appropriate procedures exist for the receipt, retention and treatment of complaints received by TSX Group regarding accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, or any violation of the Codes of Conduct, and for the protection from retaliation of those who report such complaints in good faith.

The Governance Committee monitors compliance by members of the Board with our Board Code of Conduct and authorizes any waiver granted in connection with this code, and oversees the appropriate disclosure of any such waiver. The Governance Committee also reviews the Board Code of Conduct at least annually. The Governance Committee has not granted any waivers in connection with the code.

The Finance and Audit Committee ensures that adequate and effective systems are in place to enforce compliance with our Employee Code of Conduct. The Human Resources Committee reviews the Employee Code of Conduct at least annually.

Each year, every Director, officer and employee must sign an acknowledgement that he or she has read, understood and complied with the Code of Conduct applicable to him or her. For 2006 each employee was required to successfully complete a test on the Employee Code of Conduct before being permitted to sign the acknowledgement.

No material change reports have been filed by TSX Group since the beginning of the most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from either Code of Conduct.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

Through the annual Director's Questionnaire, Directors are asked to identify if a conflict of interest currently exists or could potentially exist between him or her and TSX Group or any of its subsidiaries or affiliates. This response allows the Board and management to identify conflicts of interest situations in advance. The Board takes appropriate measures to ensure the exercise of independent judgment in considering transactions and agreements in respect of which a Director or executive officer may have a material interest. Where appropriate, Directors remove themselves from portions of Board or committee meetings in accordance with the Board Code of Conduct and the *Business Corporations Act* (Ontario), or ad hoc special committees are constituted, in each case to allow independent discussion of matters in issue. The Board Code of Conduct and corporate and securities legislation require disclosure of conflicts by individual Directors.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as set out in the Board Charter and in the Board's Code of Conduct.

The Board satisfies itself, to the extent feasible, as to the integrity of the CEO, other executive officers and individual Directors and that the CEO, other executive officers and individual Directors create a culture of integrity throughout TSX Group. We are also required under our Recognition Order to take reasonable steps to ensure that each officer or Director of TSX Group is a fit and proper person and the past conduct of each officer or Director affords reasonable grounds for belief that the officer or Director will perform his or her duties with integrity. Each officer and Director of TSX Group is required to complete a personal information form and consent to searches being conducted in order that his or her personal information can be verified for TSX Group by third parties.

In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

Nomination of Directors

6. (a) *Describe the process by which the board identifies new candidates for board nomination.*

The Board has constituted a Governance Committee that is responsible for governance issues, including making recommendations to the Board with respect to nominees to the Board.

The Governance Committee reviews on an ongoing basis the composition of the Board, including the current strengths, skills and experiences on the Board and our strategic direction. The Governance Committee identifies any gaps in the Board's composition and seeks to fill those gaps. Qualities such as integrity, good character and high regard in his or her community or professional field will always be a basic criteria for Board members. The Governance Committee will also consider independence, professional or board expertise, capital market experience, public venture market experience, energy market experience and regulated company experience. As well, representation from geographic regions relevant to TSX Group's strategic priorities is taken into consideration. The objective is to ensure the Board's composition provides the best mix of skills and experience to guide the strategies and business operations of TSX Group. In certain circumstances, the Governance Committee may retain outside consultants to conduct searches for appropriate nominees. In addition, the Governance Committee maintains a list of potential Director candidates for its consideration which is reviewed annually.

Prospective nominees to the Board are made aware of their duties, responsibilities and time commitment expectations as a Director.

The complete charter of the Governance Committee is set out on our web site at www.tsx.com.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Governance Committee acts as the nominating committee of the Board, and is composed entirely of independent Directors.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

Our Governance Committee, which acts as our nominating committee, is responsible for providing the Board with recommendations relating to corporate governance in general, including (i) all matters relating to the stewardship role of the Board in respect of the management of TSX Group, (ii) Board size and composition, including the nominee selection process and orientation of new Directors, (iii) Board compensation, and (iv) such procedures as may be necessary to allow the Board to function independently of management and non-independent Directors.

See the charter of the Governance Committee set out in our web site at www.tsx.com for a complete description of the responsibilities, powers and operation of the Governance Committee.

Compensation

7. (a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

The Governance Committee at least annually reviews and makes recommendations to the Board for its consideration on compensation levels for the Directors. To assist in making such recommendations the Governance Committee relies on external consultants to provide relevant benchmarks. On February 1, 2006, the Board, on the recommendation of the Governance Committee, amended the Board's compensation to take effect on April 26, 2006. The Board's current compensation is detailed on page 14 of this Circular.

On November 29, 2006, the Board, on the recommendation of the Governance Committee, amended the Directors minimum equity ownership requirement from $150,000 to $250,000 to take effect on April 25, 2007. Directors must achieve ownership of $250,000 of common shares (including ownership of DSUs) over a five year period. Until the mandated level of ownership is reached, Directors must take at least 50% of their Board and Committee compensation in the form of DSUs (although Directors are free to elect a higher level of DSU participation).

The Human Resources Committee reviews and makes recommendations to the Board regarding the annual compensation of our CEO and reviews and approves the annual compensation for our officers. In addition, the Human Resources Committee is responsible for overseeing the compensation policies and programs for our executive officers. The Board has the final approval on the compensation philosophy, guidelines and plans for compensation of executive officers.

In determining compensation for our executive officers, the Human Resources Committee relies on external consultants to provide relevant benchmark information and to assist in the review and design of pay programs.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Human Resources Committee acts as the compensation committee of the Board, and is composed entirely of independent Directors.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

One of the principal responsibilities of the Human Resources Committee is to review and make recommendations to the Board regarding the annual compensation of our CEO and to review and approve the annual compensation of our other executive officers. The Human Resources Committee is also responsible for overseeing the compensation policies and programs for executive officers and reviewing and recommending to the Board for its approval any employee incentive or share plan. In addition, the Human Resources Committee reviews senior management succession plans. The Committee also reviews executive compensation disclosure before it is publicly disclosed.

The Board has the final approval on the compensation philosophy, guidelines and plans for compensation of executive officers.

The complete charter of the Human Resources Committee is set out on our web site at www.tsx.com.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

The Human Resources Committee retained the services of Towers Perrin to provide the Human Resources Committee with advice and information on executive compensation. Fees paid to Towers Perrin for executive compensation were approximately $46,180.

The Chair of the Human Resources Committee pre-approves any other consulting work or services that Towers Perrin performs for TSX Group. Fees paid for other consulting work or services for TSX Group were approximately $9,500.

Mercer Human Resource Consulting (Mercer) provides TSX Group with pension related services. Total fees paid to Mercer for consulting and administrative services related to pension were approximately $252,080.

The Governance Committee retained the services of Watson Wyatt & Company to provide the Governance Committee with advice and information in determining Board compensation. Fees paid to Watson Wyatt & Company were approximately $8,585.

The Governance Committee retained the services of Paradigm Leadership Consultants, Inc. (Paradigm) to conduct searches for appropriate nominees to replace Mr. Brown who retired from the Board in 2006. Fees paid to Paradigm were approximately $20,597.

Other Board Committees

8. *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

   TSX Group has in total four standing Board committees: the Finance and Audit Committee, the Governance Committee, the Human Resources Committee, and the Public Venture Market Committee. The charters of each of these committees are available on our web site at www.tsx.com.

   The Public Venture Market Committee's function is to advise and make recommendations to the Board with respect to all policy issues and matters that are likely to have a significant impact on the public venture capital market in Canada and the role of TSX Group and/or TSX Venture Exchange Inc. with respect to such markets.

Assessments

9. *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

   The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and all of the individual Directors. This evaluation is conducted internally by written self-assessment and peer questionnaires and through formal interviews of each Director (other than the Chair) by the Chair of the Board and of the Chair by the chair of the Governance Committee. The Chair will share peer feedback with each Director as appropriate. The Chair will discuss the results of the individual evaluations with the Chair of the Governance Committee and report summary findings to both the Governance Committee and to the full Board. The results of the assessments are reviewed by the Governance Committee and changes, as required, are then implemented to improve Board performance and effectiveness.

SCHEDULE D
TSX GROUP INC.
(THE "CORPORATION")
BOARD CHARTER

1. General

The primary responsibility of the Board of Directors of the Corporation (the "Board") is to provide governance and stewardship to the Corporation.

The Board will appoint a competent executive management team to run the day-to-day operations of the Corporation and will oversee and supervise the management of the business of the Corporation by that team. The Board will oversee the Corporation's systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time): the Finance and Audit Committee, the Human Resources Committee, the Governance Committee and the Public Venture Market Committee.

2. Appointment and Supervision of Management

The Board will:

- Appoint the Chief Executive Officer ("CEO") and other senior officers comprising the senior management team ("SMT"), provide them with advice and counsel and monitor the performance of the CEO against a set of mutually agreed corporate objectives directed at maximizing shareholder value and approve CEO compensation.
- Establish a process to adequately provide for management succession.
- Establish boundaries between the Board and management responsibilities and establish limits of authority delegated to management.
- Satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation.
- Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy.

3. Strategic Planning, Risk Management

The Board will:

- Maintain a strategic planning process and review and approve annually a corporate strategic plan and vision which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis.
- Review and approve management's strategic and operational plans to ensure they are consistent with the corporate vision.

- Monitor the Corporation's performance against both short-term and long-term strategic plans and annual performance objectives.

- Confirm that a management system is in place to identify the principal risks to the Corporation and its business and that appropriate procedures are in place to monitor and mitigate those risks.

- Confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters.

- Confirm that processes are in place to comply with the Corporation's by-laws, Codes of Conduct, all recognition orders and exemption orders issued in respect of the Corporation by applicable securities regulatory authorities, and all other significant policies and procedures.

4. Financial Reporting and Management

The Board will:

- Approve the Corporation's financial statements and review and oversee the Corporation's compliance with applicable audit, accounting and financial reporting requirements.

- Approve annual operating and capital budgets.

- Confirm the integrity of the Corporation's internal control and management information systems.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

- Review and assess the adequacy of the Finance and Audit Committee Charter on an annual basis.

5. Shareholder Communication

The Board will:

- Confirm that management has established a system for effective corporate communications including processes for consistent, transparent, regular and timely public disclosure.

- Approve the adoption of a disclosure policy relating to, among other matters, the confidentiality of the Corporation's business information.

- Report annually to shareholders on the Board's stewardship for the previous year.

- Determine appropriate criteria against which to evaluate corporate performance against shareholder expectations and confirm that the Corporation has a system in place to receive feedback from shareholders.

6. <u>Corporate Governance</u>

The Board will:

- Establish an appropriate system of corporate governance including practices to permit the Board to function independently of management and non-independent directors.

- Establish committees and approve their respective charters and the limits of authority delegated to each committee.

- Determine Board member qualifications.

- Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the committees of the Board and their respective chairs, and all the members of the Board and its committees.

- Review on an annual basis whether any two or more Board members sit on the board of another corporation (other than any of the Corporation's subsidiaries) and whether the composition of the Board needs to be changed to eliminate these interlocks.

- Approve the nomination of directors.

- Review the adequacy and form of directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Arrange for non-management and independent directors to meet regularly, and in no case less frequently than quarterly, without management or non-independent directors present.

- Establish a minimum attendance expectation for Board members in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits, and review in advance all the applicable materials for such meetings.

7. <u>Codes of Conduct</u>

The Board will:

- Adopt a Board Code of Conduct and an Employee Code of Conduct (collectively, the "Codes of Conduct") and monitor compliance with those codes.

- Approve any waivers and ensure disclosure of any waivers of the Codes of Conduct in the Corporation's annual report or management information circular.

8. <u>The Chair of the Board</u>

The Chair of the Board reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities and works with the CEO and SMT to ensure that the organization fulfills its responsibilities to stakeholders including shareholders, employees, customers, governments and the public. The Chair of the Board will be a director other than the CEO.

The Chair of the Board will:

- Provide effective leadership so that the Board can function independently of management by ensuring that the Board meets regularly without management and non-independent directors, and that the Board may engage outside advisors as required subject to any approvals determined by the Board.

- Establish procedures to govern the Board's work including:

  - together with the corporate secretary, scheduling meetings of the Board and its committees;
  - chairing all meetings of the Board;
  - encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;
  - developing the agenda for Board meetings with input from other Board members and management;
  - together with the corporate secretary, ensuring proper and timely information is delivered to the Board;
  - ensuring that the Board has appropriate administrative support; and
  - addressing complaints, questions and concerns regarding Board matters.

- Ensure the Board fully exercises its responsibilities and duties and complies with applicable governance and other policies.

- Meet or communicate regularly with the CEO regarding corporate governance matters, corporate performance and feedback from Board members.

- Act as a liaison between the Board and management.

- Serve as advisor to the CEO and other officers.

- Together with the Board's Governance Committee, establish appropriate committee structures, including the assignment of Board members and the appointment of committee chairs.

- Ensure that adequate orientation and ongoing training programs are in place for Board members.

- Together with the Board's Governance Committee, establish performance criteria for the Board and for individual Board members and co-ordinate the evaluation of performance and reporting against these criteria.

- Work with the Board or appropriate Board committee to establish performance criteria for the CEO and to facilitate the evaluation of the CEO's performance.

- Work with the Board's Governance Committee to establish and manage a succession program for the CEO's position.

- Oversee matters relating to shareholder relations and chair meetings of the shareholders.

- Work with the CEO to represent the Corporation to external stakeholders including shareholders, the investment community, governments and communities.

The Chair of the Board's performance will be measured against the following key metrics:

- The effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.
- The extent to which the Corporation carries out its responsibilities to shareholders, employees, customers, governments, and the public.
- The quality of communications between the Board and management, including satisfaction of members of management and Board members regarding this communication.

9. <u>The Chief Executive Officer</u>

The CEO is accountable to the Board for achieving corporate goals and objectives within specified limitations and in accordance with the CEO's performance objectives determined annually by the Board.

The CEO will:

- Provide worldwide vision and leadership for the Corporation.
- Develop and recommend corporate strategies, and business and financial plans for the approval of the Board.
- Execute the corporate strategy to achieve profitable growth and maximize shareholder value for the Corporation's shareholders.
- Manage the business operations in accordance with the strategic direction approved by the Board and within operational policies as determined by the Board, including, as applicable:
    - Protecting the core business of the Corporation,
    - Extending the Corporation's pre-eminent position in the Canadian exchange space, and
    - Examining selective opportunities to expand outside Canada.
- Challenge management to set and achieve viable annual and long-term strategic and financial goals.
- Monitor the performance of management against a set of initially agreed corporate objectives directed at maximizing shareholder value.
- Recommend appropriate rewards and incentives for management.
- Report information from management to the Board in a manner and time so that the Board may effectively monitor and evaluate corporate (operational and financial) performance against stated objectives and within executive limitations.
- Report to the Board on relevant trends, anticipated media and analyst coverage, material external or internal changes, and any changes in the assumptions upon which any Board decision or approval has previously been made.

- Advise the Board if, in the CEO's opinion, the Board is not in compliance with its own policies, or legal and/or regulatory requirements.

- Provide the Board with all information and access that the Board may require in order to make fully-informed decisions.

- Report in a timely manner any actual or anticipated non-compliance with any Board approved policy or decision.

SHAREHOLDER INFORMATION

STOCK LISTING
Toronto Stock Exchange
Share Symbol "X"

AUDITOR
KPMG LLP
Toronto, ON

REGISTERED OFFICE AND HEAD OFFICE OF TSX GROUP
The Exchange Tower
130 King Street West
Toronto, ON
M5X 1J2

HEAD OFFICE OF TSX VENTURE EXCHANGE
300 – 5th Avenue SW
10th Floor
Calgary, AB
T2P 3C4

HEAD OFFICE OF NGX
140 – 4th Avenue SW
Suite 2330
Calgary, AB
T2P 3N3

HEAD OFFICE OF SHORCAN
20 Adelaide Street East
Suite 1000
Toronto, Ontario
M5C 2T6

REGIONAL OFFICES

MONTREAL
1000 Sherbrooke Street West
Suite 1100
Montreal, QC
H3A 3G4

VANCOUVER
650 West Georgia Street
Suite 2700
Vancouver, BC
V6B 4N9

WINNIPEG
One Lombard Place
Suite 600
Winnipeg, MB
R3B 0X3

SHARE TRANSFER AGENT
Requests for information regarding share transfers should be directed to the Transfer Agent:

CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, ON
M5C 2W9
Tel: (416) 643-5500 (Toronto Area)
1-800-387-0825 (North America)
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com

INVESTOR CONTACT INFORMATION
Investor Relations may be contacted at:
Tel: (416) 947-4277 (Toronto Area)
1-888-873-8392 (North America)
Fax: (416) 947-4727
E-mail: shareholder@tsx.com

ANNUAL AND SPECIAL MEETING
The Annual and Special Meeting of shareholders will be held at 2 p.m. (Eastern Daylight Time) on April 25, 2007 at:

LE WINDSOR
Salon Windsor
1170 Peel Street
Montreal, QC
H3B 4P2

- *Other issuer services* include revenue from the acquisition of The Equicom Group Inc. ("Equicom"), effective June 1, 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

Trading and Related Revenue

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
Capital Markets	$ 38.0	$ 36.8	$1.2	3%
Energy Markets	$ 4.9	$ 4.8	$0.1	2%
Total trading and related fees	$ 42.9	$ 41.6	$1.3	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited ("Shorcan"), acquired in December 2006.
- The total volume of securities traded in Q2/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 23% over Q2/06 (38.2 billion securities in Q2/07 versus 31.0 billion securities in Q2/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was attributable to the inclusion of revenue from Oxen Inc. ("Oxen").
- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen in Q2/07 increased by 16% over Q2/06 (2.9 million terajoules in Q2/07 versus 2.5 million terajoules in Q2/06). However, NGX deferred more revenue in Q2/07 than in Q2/06.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange[+]

In preparation for the TSX Quantum Revolution, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group intends to announce changes in

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[+] The "*Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange*" section above contains certain forward-looking statements. Please refer to "**Forward-Looking Statements, Risks and Uncertainties**" for a discussion of risks and uncertainties related to such statements.

customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	Q2/07	Q2/06
Initial listing fees billed*	$ 8.5	$ 8.8
Initial listing fees billed* and deferred to future periods	($ 8.4)	($ 8.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.3	$ 2.7
Initial listing fee revenue reported	$ 3.4	$ 2.8

Additional Listing Fees (in millions of dollars)	Q2/07	Q2/06
Additional listing fees billed*	$ 34.1	$ 26.6
Additional listing fees billed* and deferred to future periods	($ 33.6)	($ 26.2)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 10.3	$ 8.3
Additional listing fee revenue reported	$ 10.8	$ 8.7

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from July 1, 1997 to June 30, 2007 compared with the period from July 1, 1996 to June 30, 2006. *Initial and additional listing fees billed** in Q2/07, as compared with Q2/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

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* See discussion under the heading Non-GAAP Financial Measures.

Quarter Ended June 30, 2007 Compared with Quarter Ended June 30, 2006

Net income was $39.1 million, or 57 cents per common share on a basic and diluted basis for Q2/07, compared with net income of $28.5 million, or 42 cents per common share (41 cents on a diluted basis) for the same period in 2006, representing an increase of 37%, largely due to higher revenue and lower income taxes, partially offset by higher overall expenses. Net income for Q2/06 was reduced as a result of an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. Whereas in Q2/07, income taxes were increased by $1.8 million due to a reduction in the value of the future tax asset.

Revenue

Revenue was $106.2 million for Q2/07, up $13.6 million, or 15% as compared with $92.6 million for Q2/06 primarily reflecting increased market data and issuer services revenue.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in Q2/07 and Q2/06.

(in millions of dollars)

	Reported				*Billed**			
	Q2/07	**Q2/06**	**$ increase**	**% increase**	**Q2/07**	**Q2/06**	**$ increase/ (decrease)**	**% increase/ (decrease)**
Initial listing fees	$ 3.4	$ 2.8	$0.6	21%	$ 8.5	$ 8.8	($ 0.3)	(3%)
Additional listing fees	$ 10.8	$ 8.7	$2.1	24%	$ 34.1	$ 26.6	$ 7.5	28%
*Sustaining listing fees***	$ 16.9	$ 15.2	$1.7	11%	$ 16.9	$ 15.2	$ 1.7	11%
Other issuer services	$ 1.1	-	$1.1	-	$ 1.1	-	$ 1.1	-
Total issuer services fees	$ 32.2	$ 26.7	$5.5	21%	$ 60.6	$ 50.6	$10.0	20%

Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007,

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

TSX Group Inc.

Q2-2007 Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") of TSX Group Inc.'s ("TSX Group") financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter and six months ended June 30, 2007, compared with the quarter and six months ended June 30, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated July 25, 2007 and should be read carefully together with our Q2/07 unaudited consolidated financial statements and related notes for the corresponding period and our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace *listing fees received*, *initial listing fees received* and *additional listing fees received*, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this MD&A, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Quarter Ended March 31, 2007 compared with Quarter Ended March 31, 2006

Revenue

Revenue was $101.2 million in Q1/07, up $13.2 million, or 15%, as compared with revenue of $88.0 million for the same period in 2006, primarily reflecting increased market data and listing revenue.

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in Q1/07 and Q1/06.

(in millions of dollars)

	Reported				*Received**			
	Q1/07	Q1/06	$ increase	% increase	Q1/07	Q1/06	$ increase	% increase
Initial listing fees	$ 3.2	$ 2.6	$ 0.6	23%	$ 6.6	$ 6.1	$ 0.5	8%
Additional listing fees	$ 10.1	$ 8.3	$ 1.8	22%	$ 24.4	$ 18.8	$ 5.6	30%
*Sustaining listing fees***	$ 16.8	$ 15.0	$ 1.8	12%	$ 16.8	$ 15.0	$ 1.8	12%
Total listing fees	$ 30.1	$ 25.9	$ 4.2	16%	$ 47.8	$ 39.9	$ 7.9	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of listing fees received* to listing fees reported:

Initial Listing Fees (in millions of dollars)	**Q1/07**	**Q1/06**
Initial listing fees received*	$ 6.6	$ 6.1
Initial listing fees received* and deferred to future periods	S (6.5)	$ (6.0)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 3.1	$ 2.5
Initial listing fee revenue reported	$ 3.2	$ 2.6

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* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Additional Listing Fees (in millions of dollars)	**Q1/07**	**Q1/06**
Additional listing fees received*	$ 24.4	$ 18.8
Additional listing fees received* and deferred to future periods	$ (24.0)	$ (18.5)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 9.7	$ 8.0
Additional listing fee revenue reported	$ 10.1	$ 8.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to March 31, 2007 compared with the period from April 1, 1996 to March 31, 2006. *Initial and additional listing fees received** in Q1/07, as compared with Q1/06, reflect changes in the value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were implemented in Q1/07.

- The increase in *sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	Q1/07	**Q1/06**	**$ increase**	**% increase**
Capital Markets	$ 37.3	$ 36.6	$ 0.7	2%
Energy Markets	$ 4.8	$ 4.4	$ 0.4	9%
Total trading and related fees	$ 42.1	$ 41.0	$ 1.1	3%

Capital Markets

- The increase in *Trading and Related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited (Shorcan), acquired in December, 2006.

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* See discussion under the heading Non-GAAP Financial Measures.

- The total volume of securities traded in Q1/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 10% over Q1/06 (37.2 billion securities in Q1/07 versus 33.8 billion securities in Q1/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was largely attributable to the inclusion of revenue from Oxen Inc., acquired in October, 2006.
- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange (NGX) in Q1/07 decreased by 8% over Q1/06 (2.4 million terajoules in Q1/07 versus 2.6 million terajoules in Q1/06). The impact of overall lower trading volumes was offset by an increase in electricity auction services (specialized trading and clearing services for electricity contracts).

Market Data Revenue

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 26.6	$ 18.5	$ 8.1	44%

- *Market Data* revenue increased due to a 17% increase in the number of professional and equivalent real-time data subscriptions (over 144,000 at the end of Q1/07 versus over 123,000 at the end of Q1/06). This reflects increased sales to U.S. customers, additional subscriptions for TSX Venture data and increased sales of premium products.
- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s+ (Scotia Capital) Fixed Income Indices, PC-Bond® analytics applications and related data assets acquired in October, 2006 and revenue from on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.
- The increase was also due to fee changes that were effective April 1, 2006 and January 1, 2007.

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 2.3	$ 2.1	$ 0.2	10%

- *Business Services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $1.7 million in Q1/07 for technology related services which was unchanged from Q1/06.

Expenses

Expenses were $47.0 million in Q1/07, an increase of $10.7 million, or 29%, as compared with $36.3 million in Q1/06, primarily due to higher compensation and benefits costs and increased general and administration costs.

Compensation and Benefits

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 25.5	$ 20.3	$ 5.2	26%

- *Compensation and Benefits* costs increased primarily due to the fourth quarter 2006 acquisitions of Shorcan, Oxen Inc. and Scotia Capital's[+] Fixed Income Indices, PC-Bond® analytics applications and related data assets, which resulted in an increase in the number of employees (554 at March 31, 2007 versus 508 employees at March 31, 2006).
- The increase was also due to higher organizational transition costs and higher costs related to the long term incentive plan.

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

Information and Trading Systems

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 6.6	$ 5.1	$ 1.5	29%

- *Information and Trading Systems* costs increased primarily as a result of providing TSXconnect® to our listed issuers, an investor relations product that delivers market data, analytic and competitive information.
- The increase was also due to *Information and Trading Systems* costs relating to the acquisitions made in Q4/06.

General and Administration

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 11.1	$ 7.9	$ 3.2	41%

- *General and Administration* costs increased due to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was also attributable to an increase in charitable donations, higher directors' compensation and increased capital tax expense.
- We paid Market Regulation Services Inc. $1.0 million for regulation services in Q1/07 which was unchanged from Q1/06.

Amortization

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 3.7	$ 3.1	$ 0.6	19%

- *Amortization* costs increased primarily reflecting an increase in the amortization related to the assets associated with the acquisitions made in Q4/06, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

Q1/07	Q1/06	$ increase
$ 0.0	$ (0.1)	$ 0.1

- *Income (Loss) from Investment in Affiliate* represents our share of CanDeal.ca Inc.'s (CanDeal) income for Q1/07 based on a 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

Q1/07	Q1/06	$ increase	% increase
$ 3.9	$ 2.2	$ 1.7	77%

- *Investment Income* increased due to improved returns from investments in both money market and short-term bond and mortgage fund investments and an increase in cash and marketable securities during Q1/07 versus Q1/06.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)	
Q1/07	Q1/06	Q1/07	Q1/06
$ 21.7	$ 19.0	37%	35%

- The effective tax rate increased from approximately 35% for the first quarter of 2006 to approximately 37% for the first quarter of 2007 primarily due to adjustments in the value of the future tax asset.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

March 31, 2007	December 31, 2006	$ increase
$ 367.3	$ 322.1	$ 45.2

- The increase was primarily due to $69.3 million in cash generated from operations in Q1/07, offset by a dividend of $0.38 per common share, or $26.1 million in aggregate.

Total Assets

(in millions of dollars)

March 31, 2007	December 31, 2006	$ (decrease)
$ 1,482.8	$ 1,572.8	$ (90.0)

- *Total Assets* decreased by $90.0 million primarily due to lower energy contracts receivable of $688.1 million at March 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of March 2007 compared with the end of December 2006. Following a change in accounting policy, we recorded $54.8 million related to the fair value of energy contracts undelivered as at March 31, 2007 (see **Change in Accounting Policy**). Since this change was made prospectively, we did not record the fair value of energy contracts undelivered as at December 31, 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $688.1 million at March 31, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $54.8 million at March 31, 2007. We did not record the offsetting payables at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007.

- *Total Assets* included an increase in cash and marketable securities of $45.2 million.

Shareholders' Equity

(in millions of dollars)

March 31, 2007	December 31, 2006	$ increase
$ 241.6	$ 227.0	$ 14.6

- *Shareholders' Equity* increased primarily due to net income of $36.4 million, offset by dividend payments of $26.1 million. Net income from NGX was $0.6 million in Q1/07, as compared with $1.0 million in Q1/06.
- At March 31, 2007 there were 68,608,628 common shares issued and outstanding. In Q1/07, 187,364 common shares were issued on the exercise of share options. At March 31, 2007, 4,491,554 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At March 31, 2007, there were 1,114,129 options outstanding.
- At April 24, 2007, there were 68,608,628 common shares issued and outstanding and 1,112,265 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q1/07	Q1/06	$ increase in cash
Cash Flows from Operating Activities	$ 69.3	$ 57.3	$ 12.0

Cash Flows from Operating Activities were $12.0 million higher in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

	Q1/07	Q1/06	$ increase / (decrease) in cash
Net income	$ 36.4	$ 34.7	$ 1.7
Amortization	$ 3.7	$ 3.1	$ 0.6
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	($ 4.0)	($ 5.3)	$ 1.3
(Increase) in accounts receivable and prepaid expenses	($ 10.3)	($ 10.2)	($ 0.1)
Net (decrease) in accounts payable and accrued liabilities	($ 10.3)	($ 7.7)	($ 2.6)
Increase in deferred revenue primarily related to receipt of sustaining listing fees	$ 54.8	$ 48.7	$ 6.1
Increase in deferred revenue related to initial and additional listing fees	$ 17.7	$ 14.0	$ 3.7
(Decrease) in income taxes payable	($ 20.1)	($ 21.1)	$ 1.0
Net increase in other items	$ 1.4	$ 1.1	$ 0.3
Cash Flows from Operating Activities	$ 69.3	$ 57.3	$ 12.0

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

	Q1/07	Q1/06	$ increase in cash
Cash Flows From (Used in) Investing Activities	($ 34.3)	($ 36.4)	$ 2.1

Cash Flows Used in Investing Activities were $2.1 million lower in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

	Q1/07	Q1/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 1.0)	($ 0.6)	($ 0.4)
Net (purchase) of marketable securities	($ 33.3)	($ 35.8)	$ 2.5
Cash Flows (Used in) Investing Activities	($ 34.3)	($ 36.4)	$ 2.1

Contractual Obligations[1]

In 2007, we plan to upgrade our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over 36 months, replace existing operating leases and will be in line with current trading engine spending.

NGX Collateral Arrangements and Clearing Backstop Fund

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could

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[1] The "Contractual Obligations" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

Change in Accounting Policy

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q1/07 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording other comprehensive income of $0.6 million. As financial assets, these investments were recorded at fair value and unrealized losses of $0.5 million were recorded in investment income in Q1/07.

Total return swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an

adjustment to income, and simultaneously mark to market the liability to unit holders of as an adjustment to income. The fair values of the contracts reflected in accounts receivable were $2.2 million at March 31, 2007 and $4.3 million at March 31, 2006. During Q1/07, unrealized gains of $1.3 million were reflected as a reduction in compensation and benefits costs and general and administration costs.

NGX – Fair value of energy contracts undelivered

As part of its clearing operations, NGX becomes the counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all trading contracts where physical delivery has occurred prior to the end of the period but where payments have not yet been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to energy contracts receivable, where delivery has not occurred, at fair value. At March 31, 2007, we recorded a receivable of $54.8 million related to the fair value of energy contracts undelivered and an offsetting payable of $54.8 million. We did not record the fair value of energy contracts undelivered, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts have no impact on net income.

Critical Accounting Estimates

Long-term incentive plan

We have a long-term incentive plan under which we may grant Restricted Share Units (RSUs). RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligation and include them in accounts payable and accrued liabilities and other liabilities. Previously, this obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of the obligation. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligation in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase the obligation and compensation and benefits costs by $1.2 million for Q1/07. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

Strategy[2]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's[+] Fixed Income Indices, PC-Bond® analytics applications and related data assets. We also added to our energy business in 2006 when we acquired Oxen Inc. which owns Alberta Watt Exchange Limited.

During the first quarter of 2007, we announced two significant initiatives with world-class exchanges:

- On March 5, 2007, we announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange (ISE). DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX AB's trade match engine and ISE's complementary suite of technology. DEX will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. We currently anticipate the joint cost of setting up this new exchange between now and the launch date to be approximately $26.0 million.

- On March 28, 2007, we announced a technology and clearing arrangement with the IntercontinentalExchange (ICE). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in the third quarter of 2007.

We are very excited about these most recent steps as we enter the next phase in our history. As is the case for our global peers, relationships with world-class players will be a fundamental element in our strategy going forward to offer our customers an integrated cash and derivatives market for trading multiple asset classes in North America in 2009. We believe this strategy will support market participants' increasingly international trading patterns and desire for free trade in securities.

---

[2] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

[+] Registered trade-mark of The Bank of Nova Scotia. Used under license.

Forward-Looking Statements, Risks and Uncertainties

This MD&A, in particular the sections under the headings **Strategy** and **Contractual Obligations** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Quarterly Information

(in thousands of dollars except per share amounts)

	Mar. 31 /07	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06	Dec. 31 /05	Sept. 30 /05	June 30/05
Revenue	$101,176	$91,025	$81,197	$92,612	$88,013	$76,264	$75,333	$68,621
Net Income	36,448	35,116	33,217	28,464	34,727	27,813	28,717	23,748
Earnings per share:								
Basic	0.53	0.51	0.49	0.42	0.51	0.41	0.42	0.35
Diluted	0.53	0.51	0.48	0.41	0.50	0.40	0.42	0.35

2005

- *Revenue* in Q3/05 improved over *revenue* in Q2/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q3/05 improved over *net income* in Q2/05 primarily due to increased *revenue* combined with lower general and administration costs.

- *Revenue* in Q4/05 improved over revenue in Q3/05 primarily due to higher listing and market data revenue somewhat offset by lower trading revenue. *Net income* for Q4/05 declined over *net income* from Q3/05 primarily due to higher overall expenses.

2006

- *Revenue* in Q1/06 improved over *revenue* in Q4/05 primarily due to higher trading, listing and market data revenue. *Net income* for Q1/06 increased over *net income* for Q4/05, primarily due to the increased *revenue* partially offset by higher overall expenses.

- *Revenue* in Q2/06 improved over *revenue* in Q1/06 primarily due to higher market data, listing and trading revenue. However, *net income* for Q2/06 decreased over net *income* for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, primarily as a result of these changes in federal corporate tax rates.

- *Revenue* in Q3/06 declined over *revenue* in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. *Net income* for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased *revenue* and higher overall expenses.

- *Revenue* in Q4/06 improved over *revenue* in Q3/06 primarily due to higher trading, market data and listing revenue. *Net income* for Q4/06 increased over Q3/06 primarily due to the increased *revenue* partially offset by higher overall expenses.

2007

- *Revenue* in Q1/07 improved over *revenue* in Q4/06 primarily due to higher market data and listing revenue. *Net income* for Q1/07 increased over Q4/06 primarily due to the increased *revenue* partially offset by higher overall expenses.

April 25, 2007



PROXY

PROXY, solicited by and on behalf of management, for the annual and special meeting of shareholders of TSX Group Inc. to be held at 2:00 p.m. (Eastern Daylight Time) on Wednesday, April 25, 2007 at Le Windsor, 1170 Peel Street, Salon Windsor, Montreal, Quebec, Canada.

I appoint **Wayne C. Fox,** Chair of the Board of TSX Group Inc. ("TSX Group"), or failing him, **Richard Nesbitt**, the Chief Executive Officer of TSX Group, or instead of either of them, ____, as my proxyholder, with full power of substitution, to attend, vote and otherwise act on my behalf at **the annual and special meeting of shareholders of TSX Group to be held on Wednesday, April 25, 2007, (the "Meeting") and any continuation of the Meeting after an adjournment or postponement, on the following matters:**

1. ELECTION OF DIRECTORS

   Vote FOR or WITHHOLD FROM VOTING in the election as Directors as follows:

	FOR	WITHHOLD FROM VOTING		FOR	WITHHOLD FROM VOTING
Tullio Cedraschi	☐	☐	Raymond Chan	☐	☐
Wayne C. Fox	☐	☐	Raymond Garneau	☐	☐
John A. Hagg	☐	☐	Harry A. Jaako	☐	☐
J. Spencer Lanthier	☐	☐	Jean Martel	☐	☐
Owen McCreery	☐	☐	Douglas McGregor	☐	☐
John P. Mulvihill	☐	☐	Richard Nesbitt	☐	☐
Kathleen M. O'Neill	☐	☐	Gerri B. Sinclair	☐	☐

2. APPOINTMENT OF KPMG LLP AS OUR AUDITOR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS

   ☐ **FOR** ☐ **WITHHOLD FROM VOTING**

3. AMENDMENTS TO SHARE OPTION PLAN OF TSX GROUP

   ☐ **FOR** approval of the amendments to our share option plan as described in our Management Information Circular for the Meeting, or

   ☐ **AGAINST** approval of the amendments to our share option plan as described in our Management Information Circular for the Meeting.

In addition, this proxy confers discretionary authority upon the person I appoint in respect of any amendments, variations or additions to the matters identified above and on all other matters that may properly come before the Meeting or any continuation of the Meeting after an adjournment or postponement.

The shares will be voted according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR: the election as Directors of all the nominees specified above; the appointment of KPMG LLP as our auditor at a remuneration to be fixed by the Directors; and the approval of the amendments to our share option plan as described in our Management Information Circular for the Meeting.

Dated this ________ day of ________________________, 2007.

________________________________ ________________________________

Name of Shareholder (please print) Signature of Shareholder

YOU MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING BY CROSSING OUT THE NAMES PRINTED ON THE PROXY AND FILLING IN THE NAME OF THAT PERSON IN THE SPACE PROVIDED.

-Please see other side for voting options and instructions-

Voting Options and Instructions

In addition to voting by mail, your voting instructions can also be conveyed by fax, as described below and in our Management Information Circular.

Vote By Mail

1. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management of TSX Group.

2. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign *exactly as the shares are registered. If the shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the proxy must be* signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3. If a share is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect of each share so held, but if more than one of them is present or represented by proxy, they shall vote together in respect of each share so held.

4. In many cases, shares beneficially owned by a shareholder (a "Non-Registered Shareholder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency ("nominees"). Non-Registered Shareholders should, in particular, review the sections entitled "How can a Non-Registered Shareholder vote by mail" and "How can a Non-Registered Shareholder vote in person at the Meeting" in the accompanying Management Information Circular and carefully follow the instructions of their nominees.

5. To be valid, this proxy must be signed and deposited with the Transfer Agent for TSX Group, CIBC Mellon Trust Corporation, by mail or by courier at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if delivered by facsimile at 416-368-2502, not later than 5:00 p.m. (Eastern Daylight Time) on Monday, April 23, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

6. Reference should be made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

The shares represented by this proxy will be voted for, against or withheld, as applicable, from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

Notice of Annual and Special Meeting of Shareholders and
Management Information Circular
April 25, 2007




TSX group



What's Inside

Notice of Annual and Special Meeting of Shareholders of TSX Group Inc.

TSX Group Inc. ("TSX Group" or "we") will hold our Annual and Special Meeting of shareholders (the "Meeting") at Le Windsor, 1170 Peel Street, Salon Windsor, Montreal, Quebec, Canada on Wednesday, April 25, 2007 at 2:00 p.m. (Eastern Daylight Time).

As a holder of our common shares, we invite you to attend the Meeting for the following purposes:

1. to consider our financial statements for the year ended December 31, 2006, and the auditor's report on those statements;

2. to elect our Directors;

3. to appoint KPMG LLP as our auditor at a remuneration to be fixed by the Directors;

4. to consider and, if deemed advisable, to approve, with or without variation, amendments to our share option plan as described in the accompanying Management Information Circular; and

5. to transact any other business properly brought before the Meeting.

The full text of the resolution referred to in item 4 above is set out in Schedule A to our Management Information Circular.

Shareholders at the close of business on March 12, 2007 will be entitled to vote at the Meeting.

Our Management Information Circular (the "Circular") which accompanies this notice is your guide to the business to be considered at the Meeting. You will have an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. At the Meeting we will also report on our 2006 financial results.

Shareholders who are unable to attend the Meeting in person are asked to complete, sign and return the enclosed proxy. We have provided instructions on how to complete and return your proxy with the enclosed proxy form and in the Circular. Our transfer agent, CIBC Mellon Trust Company, must receive your proxy no later than 5:00 p.m. (Eastern Daylight Time) on Monday, April 23, 2007, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting. You must send your proxy to our transfer agent by either using the postage prepaid envelope provided or by mailing the proxy to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1. You may also fax your proxy to CIBC Mellon Trust Company at (416) 368-2502, Attention: Proxy Department.

We have made arrangements to provide a live audio webcast of the Meeting for those shareholders who cannot attend the Meeting in person. We will post details on how you may hear the webcast on our web site at www.tsx.com and in a media release before the Meeting. However, shareholders will not be permitted to vote through the webcast facility or otherwise participate in the Meeting.

We have included the Circular and a form of proxy (and a pre-addressed envelope) with this Notice of Meeting and have posted them on our web site at www.tsx.com.

By Order of the Board of Directors,



Sharon C. Pel
Senior Vice President, Legal and Business Affairs
Toronto, Ontario
March 21, 2007

Management Information Circular

All information is as at February 28, 2007, unless otherwise indicated.

About This Document

This Management Information Circular (the "Circular") explains the business to be considered at the annual and special meeting of shareholders (the "Meeting") of TSX Group Inc. ("TSX Group" or "we") on Wednesday, April 25, 2007 at the place and for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders.

We are sending you this Circular in connection with management's solicitation of your proxy for use at the Meeting and any continued meeting after an adjournment. Management will solicit proxies primarily by mail. However, our Directors, officers, employees and agents may also solicit proxies by telephone, email, facsimile, in writing or in person. We will pay all costs of such proxy solicitation.

See "Voting Information" below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

All references to common shares issued and outstanding, common shares reserved for issuance, deferred share units, restricted share units and share options reflect the impact of the two-for-one share split which was effective on May 17, 2005.

Voting Information

What will I be voting on?

You will be voting on:

- The election of our Directors (see page 6);
- The appointment of KPMG LLP as our auditor (see page 17) at a remuneration to be fixed by the Directors (see page 17); and
- Approval of the amendments to our share option plan as described in the Circular (see page 17).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of matters voted on at the Meeting.

How many votes do I have?

Subject to the share ownership and voting restriction noted below, you will have one vote for every common share you own at the close of business on March 12, 2007, the record date for the Meeting.

To vote common shares you acquired after the record date, you must, not later than 10 days before the Meeting:

- Ask our transfer agent, CIBC Mellon Trust Company, to add your name to the voters' list, and
- Produce properly endorsed share certificates or otherwise establish that you own the common shares.

What are the share ownership and voting restrictions?

No person or company or combination of persons or companies, acting jointly or in concert, may beneficially own or exercise control or direction over more than 10% of our common shares without the prior approval of the Ontario Securities Commission. No such person or company may exercise the right to vote more than 10% of the votes attached to our common shares.

To the knowledge of our Directors and officers, no person or company or combination of persons or companies beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares.

How many common shares are eligible to vote?

On March 12, 2007, there were 68,608,628 common shares of TSX Group outstanding and eligible to vote.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares as follows:

- In person at the Meeting; or
- By Proxy, as explained below.

If your common shares are held in the name of a nominee (this makes you a "Non-Registered Shareholder"), please see the instructions below under the headings "How can a Non-Registered Shareholder vote by mail?" and "How can a Non-Registered Shareholder vote in person at the Meeting?".

Can I vote by proxy?

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are our Chair of the Board and our Chief Executive Officer. **However, you can choose another person to be your proxyholder, including someone who is not one of our shareholders. You may do so by crossing out the names printed on the proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.**

We will provide proxy materials to brokers, custodians, nominees and fiduciaries who are required to forward those materials to the beneficial owners of common shares.

How will my proxy be voted?

On the proxy form, you can indicate how you want your proxyholder to vote your common shares, or you can let your proxyholder decide for you.

If you specify on the proxy form how you want your common shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD, as applicable) then your proxyholder must vote your common shares accordingly.

If you do not specify on the proxy form how you want your common shares to be voted on a particular issue, then your proxyholder can vote your common shares as he or she sees fit.

Unless you provide contrary instructions, common shares represented by proxies received by management will be voted:

- FOR the election as Directors of the proposed nominees whose names are set out on the following pages;
- FOR the appointment of KPMG LLP as our auditor at a remuneration to be fixed by the Directors; and
- FOR the approval of the amendments to our share option plan as described in this Circular.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed proxy form gives the persons named on it authority to use their discretion in voting on amendments, variations or additions to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting.

At the time of printing this Circular, our management is not aware of any such amendments or that any other matter is to be presented for action at the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named on the enclosed proxy form will vote on them using the discretion given by the proxy form.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by:

- Delivering a properly executed form of proxy with a later date; or
- Stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the attention of our Senior Vice President, Legal and Business Affairs no later than the close of business on April 24, 2007 (or, if the Meeting is adjourned, the business day before any adjourned meeting), or to the Chair of the Meeting before the start of the Meeting or any adjourned meeting; or
- In any other manner permitted by law.

Who counts the votes?

CIBC Mellon Trust Company, our Transfer Agent, counts and tabulates the proxies.

How do I contact the Transfer Agent?

By mail at:	CIBC Mellon Trust Company P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario M5C 2W9
By telephone at:	(416) 643-5500 (Toronto Area) 1 (800) 387-0825 (North America)
By fax at:	(416) 643-5501
By e-mail:	inquiries@cibcmellon.com

Is my vote confidential?

Yes, except (1) where you clearly intend to communicate your individual position to management, or (2) as necessary to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the proxy form (in the postage-prepaid envelope provided) to ensure your votes will be counted at the Meeting. Management will solicit proxies primarily by mail. However, our Directors, officers, employees and agents may also solicit proxies by telephone, email, facsimile, in writing or in person. We will pay all costs of such proxy solicitation.

How can a Non-Registered Shareholder vote by mail?

If your common shares are not registered in your own name (making you a Non-Registered Shareholder), they will be held in the name of a nominee, which is usually a trust company, custodian, securities broker, other financial institution or a clearing agency in which the intermediary participates. Your nominee is required to seek your instructions as to how to vote your common shares. Unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will

have received this Circular in a mailing from your nominee, together with a proxy form or request for voting instructions.

Each nominee has its own signing and return instructions, which you should follow carefully to ensure your common shares will be voted. If you are a Non-Registered Shareholder who has voted by mail and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a Non-Registered Shareholder vote in person at the Meeting?

Since we do not have access to the names of all of our Non-Registered Shareholders, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the proxy form or request for voting instructions sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Business of the Meeting

Consolidated Financial Statements

At the Meeting, you will consider our audited consolidated financial statements for the year ended December 31, 2006, and the auditor's report on those financial statements. They are included in our 2006 Annual Report, which was mailed to those registered shareholders and beneficial shareholders who have requested it with this Circular. You may obtain additional copies of the 2006 Annual Report, in English or French, from our Investors Relations Department upon request or at the Meeting.

Election of Directors

Our articles of incorporation provide for our board of Directors (the "Board" or "Board of Directors") to consist of a minimum of three and a maximum of twenty-four Directors. The number of Directors currently in office is fourteen. The Board has set the number of Directors to be elected at the Meeting at fourteen.

The Governance Committee of the Board annually reviews the qualifications of and recommends nominees for election to the Board for consideration and approval. The nominees are, in the opinion of the Board, well qualified to act as Directors for the coming year. Each nominee has established his or her eligibility and willingness to serve as a Director, if elected. All proposed nominees for election as Directors are currently Directors of TSX Group.

The persons named in the form of proxy are our Directors and officers who intend to vote at the Meeting for the election of the nominees to the Board whose names are set out below unless you give specific instructions on the form of proxy to withhold that vote. If, before the Meeting, any of the listed nominees becomes unable or unwilling to serve as a Director, the persons named in the form of proxy will have the discretion to vote for a properly qualified substitute. Each Director elected will hold office until our next annual meeting of shareholders or until his or her successor is elected or appointed.

Our Director Qualification Policy provides that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Board promptly following our annual meeting. An "uncontested election" means the number of nominees for election is the same as the number of directors to be elected to the Board. The Governance Committee will consider the resignation and recommend to the Board the action to be taken. The Board will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered.

The following pages set out the names of the fourteen proposed nominees for election as Directors, together with their municipalities of residence; their age, the year from which each has continually served as a Director of TSX Group, TSX Inc. or their predecessors; their principal occupations and their occupations for the previous five years; other directorships; TSX Group committee memberships; and the number of common shares (including deferred share units) of TSX Group beneficially owned by each proposed nominee.

A Record of Attendance by Directors at meetings of the Board and its committees held during the year ended December 31, 2006 is set out in Schedule B to this Circular.

Wayne C. Fox [1]
Chair of TSX Group
Oakville, Ontario, Canada

Common Shares: nil
Deferred Share Units: 38,109
Equity at Risk: $1,921,608[5]
Options: nil

2006 Total Compensation:
$266,667



Mr. Fox, 59, is the Chair of TSX Group and a Corporate Director. Until September 2005, he was Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management, Canadian Imperial Bank of Commerce (chartered bank). In the previous five years, Mr. Fox held several increasingly senior positions in CIBC and in several CIBC affiliates. In addition, he was a member of the Steering Committee on Regulatory Capital, Institute of International Finance Inc. and on the Board of Governors of McMaster University and Junior Achievement of Central Ontario. In 2006, Mr. Fox became an accredited director through the Directors College program at McMaster University. Mr. Fox also serves on the board of CanadaHelps.org Inc. and is Governor Emeritus of Appleby College.

TSX Group Board Details:

- Director since April 29, 1997
- Member of: Governance Committee, Human Resources Committee and Public Venture Market Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Tullio Cedraschi[1]
Montreal, Quebec, Canada

Common Shares: nil
Deferred Share Units: 12,858
Equity at Risk: $648,352[5]
Options: nil

2006 Total Compensation:
$113,267



Mr. Cedraschi, 68, is President and Chief Executive Officer of CN Investment Division (investment operations), a position he has held for more than five years. Mr. Cedraschi serves on the company boards of Freehold Resources Limited and Helix Investments (Canada) Inc. He is also a Governor Emeritus of McGill University and a Governor of the National Theatre School.

TSX Group Board Details:

- Director since September 25, 2001
- Member of: Governance Committee and Human Resources Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Raymond Chan
Calgary, Alberta, Canada

Common Shares: 10,000
Deferred Share Units: 1,170
Equity at Risk: $547,496[5]
Options: nil

2006 Total Compensation:
$75,500



Mr. Chan, 51, has been President and Chief Executive Officer and a Director of Baytex Energy Trust (energy income trust) since September 2003 following the reorganization of Baytex Energy Ltd. Prior thereto, Mr. Chan was Senior Vice President and Chief Financial Officer and a Director of Baytex Energy Ltd. since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including serving as chief financial officer at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan serves on the company boards of Defiant Resources Corporation, Rising Sky Energy Ltd. and the Alberta Children's Hospital Foundation.

TSX Group Board Details:

- Director since July 26, 2006
- Member of: Finance and Audit Committee
- Meets Equity Ownership Requirements
- Independent

Raymond Garneau
Montreal, Quebec, Canada

Common Shares: 1,000
Deferred Share Units: 11,269
Equity at Risk: $617,078[5]
Options: nil

2006 Total Compensation:
$111,767



Mr. Garneau, 72, is a Corporate Director. Until May 2005, he was Chairman of the Board of Industrial Alliance Insurance and Financial Services Inc. (life insurance and financial services company), a position he held since 2000, and its wholly-owned subsidiaries: The National Life Assurance Company of Canada, Industrial Alliance Pacific Insurance and Financial Services, Industrial Alliance Auto and Home Insurance and Industrial Alliance Trust Company. From 1996 to 2000, he was Chairman of the Board and CEO of Industrial Alliance Insurance and Financial Services Inc. Mr. Garneau is a director of La Foundation Jean-Louis-Lévesque and the C.D. Howe Foundation and is President of the Montreal Cancer Institute.

TSX Group Board Details:

- Director since November 25, 2003
- Member of: Governance Committee and Human Resources Committee
- Meets Equity Ownership Requirements
- Independent

John A. Hagg[1]
Calgary, Alberta, Canada

Common Shares: 5,000
Deferred Share Units: 12,566
Equity at Risk: $877,878[5]
Options: nil

2006 Total Compensation:
$109,067



Mr. Hagg, 59, is a Corporate Director and an independent businessman. He serves on the board of Tristone Capital Global Inc., Global Railway Industries Ltd., The Fraser Institute and Alberta Mentor Foundation for Youth. Mr. Hagg is also Chairman of the Board of Strad Energy Services Ltd. and a member of the Advisory Board of Northern Plains Capital LLP. Prior to December, 2001 he was Chairman of Northstar Energy Corporation.

TSX Group Board Details:

- Director since May 29, 2001
- Member of: Human Resources Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

Harry A. Jaako[1][2]
West Vancouver, British Columbia, Canada

Common Shares: nil
Deferred Share Units: 9,558
Equity at Risk: $481,953[5]
Options: nil

2006 Total Compensation:
$104,867



Mr. Jaako, 54, is Chairman, Co-Chief Executive Officer and Principal of Discovery Capital Corporation (venture capital company), a position he has held for more than five years. Mr. Jaako also serves on the boards of British Columbia Discovery Fund (VCC) Inc., Exceptional Technologies Fund 5 (VCC) Inc., TIR Systems Ltd., Texada Software Inc., Vigil Health Solutions Inc., Tri-Link Technologies Inc. and Paradigm Environmental Technologies Inc., as well as various subsidiaries of Discovery Capital Corporation. Mr. Jaako is also the Estonian Honourary Consul for Alberta and British Columbia.

TSX Group Board Details:

- Director since August 1, 2001
- Member of: Finance and Audit Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

J. Spencer Lanthier[1]
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 9,845
Equity at Risk: $496,424[5]
Options: nil

2006 Total Compensation:
$117,567



Mr. Lanthier, 66, is a Corporate Director who also serves on the boards of Torstar Corporation, Emergis Inc., Ellis-Don Inc., Gerdau Ameristeel Corporation, Rona Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is also Chairman of the Board of Wellspring and a member of the Advisory Committee of Birch Hill Equity Partners III, LP. When he retired in 1999, Mr. Lanthier was a partner of KPMG Canada and from 1993 until 1999 he was Chairman and Chief Executive of KPMG Canada.

TSX Group Board Details:

- Director since February 8, 2000
- Member of: Finance and Audit Committee (Chair) and Governance Committee
- Meets Equity Ownership Requirements
- Independent

Jean Martel[1]
Montreal, Quebec, Canada

Common Shares: 2,000
Deferred Share Units: 9,708
Equity at Risk: $587,216[5]
Options: nil

2006 Total Compensation:
$107,867



Mr. Martel, 53, is a Senior Partner of Lavery de Billy (law firm) which he joined in 1999. From 1995 to 1999 he was President and Chief Executive Officer of the Commission des valeurs mobilières du Quebec (the former Quebec Securities Commission, now L'Autorité des marchés financiers). He also serves on the board of the Business Development Bank of Canada, Market Regulation Services Inc., the Office Franco-Québécois pour la Jeunesse, and on the Supervisory Committee of the Investment Funds of the Quebec Bar.

TSX Group Board Details:

- Director since October 26, 1999
- Member of: Finance and Audit Committee and Public Venture Market Committee
- Meets Equity Ownership Requirements
- Independent

Owen McCreery[1]
Thornhill, Ontario, Canada

Common Shares: 4,000
Deferred Share Units: 8,515
Equity at Risk: $624,760[5]
Options: nil

2006 Total Compensation:
$102,167



Mr. McCreery, 64, is a Consultant (consulting services) and a Corporate Director. Mr. McCreery has been employed in various organizations as an accountant, a financial analyst, a portfolio manager and a partner/director. Mr. McCreery joined Beutel Goodman & Co. Ltd. in 1973 where he held various positions, including Financial Analyst/Portfolio Manager. He subsequently became President of Beutel Goodman & Co. Ltd. in 1994, a position he held until his retirement in 1999.

TSX Group Board Details:

- Director since July 9, 2002
- Member of: Finance and Audit Committee
- Meets Equity Ownership Requirements
- Independent

Douglas McGregor
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 1,769
Equity at Risk: $89,200[5]
Options: nil

2006 Total Compensation:
$71,000



Mr. McGregor, 50, is Co-President and Managing Director, Head of Global Investment Banking and Equity Markets of RBC Capital Markets (investment dealer) a position he has held since February 2007. In the previous five years, Mr. McGregor held several increasingly senior positions in his firm. Mr. McGregor is a member of the Mount Sinai Hospital Foundation Board.

TSX Group Board Details:

- Director since July 26, 2006
- Has five years from the date of appointment to meet the Equity Ownership Requirements
- Non-Independent (executive officer of a Participating Organization of Toronto Stock Exchange and TSX Venture Exchange)

John P. Mulvihill[1][3]
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 11,601
Equity at Risk: $584,969[5]
Options: nil

2006 Total Compensation:
$103,667



Mr. Mulvihill, 59, is Chairman, Mulvihill Capital Management Inc. (investment counsel), a position he has held for more than five years. Mr. Mulvihill serves on the board of University Health Network and is Chairman of 16 funds listed on Toronto Stock Exchange (Core Canadian Dividend, Government Strip Bond Trust, Pro-AMS U.S., Pro-AMS 100 Plus (Cdn), Pro-AMS 100 Plus (US), Pro-AMS RSP Split Share, Premium Canadian, Premium Oil & Gas, Premium 60 Plus, Premium Global Plus, Premium Canadian Bank, Premium Split Share, Premium Global Telecom, World Financial Split Corp., Top 10 Canadian Financial Trust and Top 10 Split Trust).

TSX Group Board Details:

- Director since June 12, 1996
- Member of: Governance Committee (Chair)
- Meets Equity Ownership Requirements
- Independent

Richard Nesbitt
Toronto, Ontario, Canada

Common Shares: 127,454[4]
Equity at Risk: $6,321,842[5]
Options: 322,429

2006 Total Compensation:
nil[6]



Mr. Nesbitt, 51, is the Chief Executive Officer of TSX Group Inc. (holding company), a position he assumed in December 2004. From September 2001 to December 2004, Mr. Nesbitt was President, TSX Markets. From February 2000 to August 2001, Mr. Nesbitt was President, BayStreetDirect Inc. Mr. Nesbitt also serves on the boards of Market Regulation Services Inc., CanDeal.ca Inc., World Federation of Exchanges and Frontier College Foundation. Mr. Nesbitt is also a member of the Catalyst Advisory Board, Accounting Standards Oversight Committee and the Prostate Cancer Research Foundation of Canada.

TSX Group Board Details:

- Director since April 26, 2005
- Meets Equity Ownership Requirements
- Non-Independent (Chief Executive Officer of TSX Group)

Kathleen M. O'Neill
Toronto, Ontario, Canada

Common Shares: nil
Deferred Share Units: 5,607
Equity at Risk: $282,727[5]

2006 Total Compensation:
$110,567



Ms. O'Neill, 53, is a Corporate Director. Prior to January 2005, she was an Executive Vice President, BMO Bank of Montreal. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was with PricewaterhouseCoopers for 19 years including eight years as a tax partner. Ms. O'Neill is a fellow of the Institute of Chartered Accountants of Ontario. In 2005, Ms. O'Neill became an accredited director through the ICD/Rotman School of Management Directors Education Program. She is a member of the Board of Directors of MDS Inc., Canadian Tire Bank, Finning International Inc. and the Canadian Chamber of Commerce. She is on the board of St. Joseph's Health Centre Foundation, past Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards.

TSX Group Board Details:

- Director since April 26, 2005
- Member of: Finance and Audit Committee and Governance Committee
- Meets Equity Ownership Requirements
- Independent

Gerri B. Sinclair
Vancouver, British Columbia, Canada

Common Shares: nil
Deferred Share Units: 4,246
Equity at Risk: $214,100[(5)]

2006 Total Compensation:
$109,067



Ms. Sinclair, 59, is the Executive Director, Centre for Digital Media at Great Northern Way Campus (academic institution), a position she has held since November 2006. Ms. Sinclair is also a Strategic Consultant (consulting services) to government and industry, specializing in the areas of telecommunication and emerging technologies. From 2002 to 2004 she was the General Manager of MSN.ca. From 2001 to 2002, Ms. Sinclair was President of B.C. Premier's Technology Council. Ms. Sinclair also serves on the Board of Ballard Power Systems Inc.

TSX Group Board Details:

- Director since April 26, 2005
- Member of: Human Resources Committee and Public Venture Market Committee
- Has five years from the date of initial election to meet the Equity Ownership Requirements
- Independent

(1) On April 3, 2000, The Toronto Stock Exchange demutualized and continued under the *Business Corporations Act* (Ontario) as The Toronto Stock Exchange Inc. The Toronto Stock Exchange had a board of governors, which became the Board of Directors of The Toronto Stock Exchange Inc. on demutualization. The Toronto Stock Exchange Inc. was renamed TSX Inc. on July 10, 2002. On November 12, 2002, TSX Inc. completed a corporate reorganization under a court-approved plan of arrangement whereby TSX Group acquired all the outstanding common shares of TSX Inc. and became the holding company of the TSX group of companies which includes TSX Inc.

(2) Mr. Jaako was a non-management director of Xinex Networks Inc. In 1998, Xinex's securities were the subject of a cease trade order for a period exceeding 30 consecutive days. In addition, in 1998, Xinex had a receiver appointed to hold and dispose of its assets and, in 1999, it was adjudged bankrupt.

(3) Mr. Mulvihill is prohibited from purchasing common shares of TSX Group by the terms of employment with his respective employer.

(4) Includes common shares acquired up to February 28, 2007 under our Employee Share Purchase Plan and 60,810 deferred share units (DSUs) under the Deferred Share Unit Plan for officers.

(5) Equity at Risk is determined by adding the value of common shares and DSUs owned. The value of common shares is determined with reference to the closing price for our common shares on Toronto Stock Exchange on February 28, 2007, which was $48.85. The value of DSUs is determined with reference to the fair market value of a DSU on February 28, 2007, calculated based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding February 28, 2007, which was $50.424.

(6) Directors who are our employees do not receive fees for serving as Directors.

Independence and Board Committees

In accordance with our recognition order ("Recognition Order") issued by the Ontario Securities Commission, the Governance Committee reviewed the relationship of each Director with TSX Group to determine which Directors are independent under Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines, our Board of Directors Independence Standards and our Recognition Order. The following chart illustrates the independence of members of the Board and its standing committees as of December 31, 2006:

Directors	**Committees (Number of Members) (1)**			
	Finance and Audit Committee(3) (6)	**Governance Committee(4) (6)**	**Human Resources Committee(4) (5)**	**Public Venture Market Committee (5)**
Independent Outside Directors				
Tullio Cedraschi		✓	Chair	
Raymond Chan	✓			
Wayne C. Fox		✓	✓	Chair
Raymond Garneau		✓	✓	
John A. Hagg			✓	✓
Harry A. Jaako	✓			✓
J. Spencer Lanthier	Chair	✓		
Jean Martel	✓			✓
Owen McCreery	✓			
John P. Mulvihill		Chair		
Kathleen M. O'Neill	✓	✓		
Gerri B. Sinclair			✓	✓
Outside Director – Not Independent				
Douglas McGregor(1)(2)				
Management Director – Not Independent				
Richard Nesbitt(1)				

(1) The Chief Executive Officer of TSX Group and all other Directors who are not otherwise members may attend all meetings of the Finance and Audit Committee, the Governance Committee, the Human Resources Committee and the Public Venture Market Committee in an ex-officio capacity, but are not entitled to vote.

(2) Mr. McGregor is not an independent director under National Policy 58-201 – Corporate Governance Guidelines and our Recognition Order as he is an executive officer of a Participating Organization of Toronto Stock Exchange and TSX Venture Exchange.

(3) In accordance with Multilateral Instrument 52-110 – Audit Committees all members of the Finance and Audit Committee are independent directors.

(4) In accordance with National Policy 58-201 – Corporate Governance Guidelines all members of the Governance Committee and the Human Resources Committee are independent directors.

Directors' Compensation and Equity Ownership Requirements

The following summarizes the annual compensation arrangements in effect from May 8, 2003 to April 26, 2006, for non-employee Directors:

Chair of the Board Retainer (1)	
- Cash	$100,000 per year
- Deferred Share Units (2)	6,000 per year
Director Retainer	
- Cash	$20,000 per year
- Deferred Share Units (2)	2,000 per year
Committee Chair Retainer	
- Finance and Audit Committee	$10,000 per year
- Other Committees	$6,000 per year
Committee Member Retainer	$3,000 per year
Board Meeting Attendance Fee	$1,200 per meeting
Committee Meeting Attendance Fee	$1,200 per meeting
Travel Fee(3)	$1,200 per meeting

(1) The Chair of the Board receives no additional committee or attendance fees.
(2) A deferred share unit is a bookkeeping entry equivalent to the value of a TSX Group common share, credited to an account to be maintained for the individual Director until retirement from the Board.
(3) Travel fees are paid to Directors whose return air travel time exceeds six hours per meeting.

On February 1, 2006, the Board, on the recommendation of the Governance Committee, amended the level of Board compensation. The following summarizes the annual compensation arrangements which are in effect from April 26, 2006, for non-employee Directors:

Chair of the Board Retainer (1)	
- Cash	$125,000 per year
- Deferred Share Units(2)	$150,000 per year
Director Retainer	
- Cash	$30,000 per year
- Deferred Share Units (2)	$50,000 per year
Committee Chair Retainer	
- Finance and Audit Committee	$10,000 per year
- Other Committees	$6,000 per year
Committee Member Retainer	$3,000 per year
Board Meeting Attendance Fee	$1,500 per meeting
Committee Meeting Attendance Fee	$1,500 per meeting
Travel Fee(3)	$1,500 per meeting

(1) The Chair of the Board receives no additional committee or attendance fees.
(2) A deferred share unit (DSU) is a bookkeeping entry equivalent to the value of a TSX Group common share, credited to an account to be maintained for the individual Director until retirement from the Board. The number of DSUs (including fractional DSUs) to be credited to a Director's DSU account is determined by dividing the dollar value of the grant by the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding the date of grant.
(3) Travel fees are paid to Directors whose return air travel time exceeds six hours per meeting.

On November 29, 2006, the Board, on the recommendation of the Governance Committee, amended the Directors minimum equity ownership requirement from $150,000 to $250,000. Effective April 25, 2007, Directors must achieve ownership of $250,000 of common shares over a five year period (including ownership of DSUs). Until the mandated level of ownership is reached, Directors must take at least 50% of their Board and Committee compensation in the form of DSUs (although Directors are free to elect a higher level of DSU participation). Each DSU has a value based on the value of one common share. We credit

DSUs to a Director's DSU account by dividing the dollar value of the Director's Board and Committee compensation by the weighted average trading price for our common shares on Toronto Stock Exchange for the five trading days before the date of payment of a Director's retainer or attendance fee. DSUs can only be redeemed at the time a Director ceases to be a Director. We will not issue or transfer any common shares on redemption of DSUs; only cash payments will be made.

The following table reflects the fees earned by the non-executive Directors for attending Board and Committee meetings in 2006. Directors who are our employees do not receive fees for serving as Directors. We also reimburse Directors for out-of-pocket expenses incurred in connection with meetings of the Board of Directors or any committee of the Board.

Director	Board Retainer ($)	Equity Grant (DSUs)[1] ($)	Committee Chairman Retainer ($)	Committee Member Retainer ($)	Board Attendance Fee ($)[2]	Committee Attendance Fee ($)[2]	Total Fees Paid ($)	Total Fees Paid in Cash ($)	Portion of Fees taken in DSUs (#)
Tullio Cedraschi	26,667	50,000	6,000	3,000	14,100	13,500	113,267	-	2,698
Raymond Chan[3][4]	15,000	50,000	-	1,500	6,000	3,000	75,500	25,500	1,170
Wayne C. Fox [5]	116,667	150,000	-	-	-	-	266,667	-	6,115
Raymond Garneau	26,667	50,000	-	6,000	15,600	13,500	111,767	-	2,635
John A. Hagg	26,667	50,000	-	6,000	15,600	10,800	109,067	-	2,607
Harry A. Jaako	26,667	50,000	-	6,000	14,100	8,100	104,867	40,585	1,498
J. Spencer Lanthier	26,667	50,000	10,000	3,000	15,600	12,300	117,567	33,783	1,948
Jean Martel	26,667	50,000	-	6,000	15,600	9,600	107,867	28,933	1,844
Owen McCreery	26,667	50,000	-	3,000	15,600	6,900	102,167	52,167	1,142
Douglas McGregor[3][4]	15,000	50,000	-	-	6,000	-	71,000	-	1,769
John P. Mulvihill	26,667	50,000	6,000	-	15,600	5,400	103,667	-	2,475
Kathleen M. O'Neill	26,667	50,000	-	6,000	15,600	12,300	110,567	-	2,494
Gerri B. Sinclair	26,667	50,000	-	6,000	15,600	10,800	109,067	29,533	1,743
Total	413,337	750,000	22,000	46,500	165,000	106,200	1,503,037	210,501	30,138

(1) On April 26, 2006, the Board granted $150,000 in DSUs to the Chairman of the Board and $50,000 in DSUs to each Director.
(2) See Schedule B on page 40 for attendance at Board and Committee meetings.
(3) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.
(4) In accordance with our Deferred Share Unit Plan for Non-Executive Directors, Messrs. Chan and McGregor were each granted $50,000 in DSUs on July 26, 2006, the date of their appointment to the Board.
(5) Effective April 26, 2006, the Chair of the Board receives $125,000 of cash and $150,000 in DSUs as compensation and no additional committee or attendance fees are paid.

Director Equity Ownership

The table on page 16 shows, as at December 31, 2006, the number of common shares of TSX Group owned by each Director, the number of DSUs held by each Director, and, for those Directors who were directors in 2005 and 2006, the change from December 31, 2005 to December 31, 2006. Effective April 25, 2007 Directors must achieve ownership of $250,000 of common shares over a five year period (including ownership of DSUs).

As at December 31, 2006, all Directors were above the new minimum equity ownership level, with the exception of Mr. McGregor who was appointed to the Board on July 26, 2006 and Ms. Sinclair who was elected to the Board on April 26, 2005. Mr. McGregor will have until July 2011 and Ms. Sinclair will have until April 2010 to meet the minimum equity ownership requirements set by the Board.

Non-executive Directors do not receive grants of share options. The total value of common shares and DSUs is the amount each Director has at risk in TSX Group as at February 28, 2007.

Directors	Year	Number of Common Shares	Number of DSUs	Total Number of Common Shares and DSUs	Equity at Risk[1] ($)	Equity at Risk Multiple of Annual Retainer
Tullio Cedraschi	2006	-	12,858	12,858	648,352	8.1
	2005	-	10,160			
	Change	-	2,698			
Raymond Chan[2]	2006	10,000	1,170	11,170	547,496	6.8
Wayne C. Fox[3]	2006	-	38,109	38,109	1,921,608	7.0
	2005	-	31,994			
	Change	-	6,115			
Raymond Garneau	2006	-	11,269	12,269	617,078	7.7
	2005	1,000	8,634			
	Change	-	2,635			
John A. Hagg	2006		12,566	17,566	877,878	11.0
	2005	5,000	9,959			
	Change		2,607			
Harry A. Jaako	2006	-	9,558	9,558	481,953	6.0
	2005	-	8,060			
	Change	-	1,498			
J. Spencer Lanthier	2006	-	9,845	9,845	496,424	6.2
	2005	-	7,897			
	Change	-	1,948			
Jean Martel	2006	-	9,708	11,708	587,216	7.3
	2005	2,000	7,864			
	Change	-	1,844			
Owen McCreery	2006	-	8,515	12,515	624,760	7.8
	2005	4,000	7,373			
	Change	-	1,142			
Douglas McGregor[2]	2006	-	1,769	1,769	89,200	1.1
John P. Mulvihill	2006	-	11,601	11,601	584,969	7.3
	2005	-	9,126			
	Change	-	2,475			
Richard Nesbitt[4][5]	2006	127,454	-	127,454	6,321,842	N/A
	2005	124,454				
	Change	3,000				
Kathleen M. O'Neill	2006	-	5,607	5,607	282,727	3.5
	2005	-	3,113			
	Change	-	2,494			
Gerri B. Sinclair	2006	-	4,246	4,246	214,100	2.7
	2005	-	2,503			
	Change	-	1,743			

(1) Equity at Risk is determined by adding the value of common shares and DSUs owned. The value of common shares is determined with reference to the closing price for our common shares on Toronto Stock Exchange on February 28, 2007, which was $48.85. The value of DSUs is determined with reference to the fair market value of a DSU on February 28, 2007, calculated based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days preceding February 28, 2007, which was $50.424.

(2) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.

(3) Mr. Fox's equity at risk multiple is calculated based on the annual retainer received as Chair of the Board. Mr. Fox's equity at risk multiple when calculated based on the Directors' annual retainer is 24 times.

(4) As Chief Executive Officer of TSX Group, Mr. Nesbitt is required to achieve ownership of common shares with a value equal to three times his base salary over a three year period. We include DSUs for purposes of satisfying Mr. Nesbitt's equity ownership requirement.

(5) Includes common shares acquired up to February 28, 2007 under our Employee Share Purchase Plan and 60,810 DSUs under the Deferred Share Unit Plan for officers.

Appointment of Auditor and Auditor's Remuneration

The Board recommends that shareholders re-appoint KPMG LLP as our auditor and authorize the Directors to fix the auditor's remuneration. Representatives of KPMG LLP will be present at the Meeting. KPMG LLP has served as our auditor since TSX Group was formed on August 23, 2002 and as auditor of TSX Inc. and its predecessors since 1993.

The persons named in the enclosed proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, 199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1B2, as our auditor to hold office until the next annual meeting of shareholders and in favour of authorizing the Directors to fix the auditor's remuneration.

The aggregate fees billed by KPMG LLP, TSX Group's auditor, for professional services rendered in 2006 and 2005, are set out below:

Service Rendered	Fees billed by KPMG LLP in Fiscal 2006	Fees billed by KPMG LLP in Fiscal 2005
Audit Fees (1)	$459,101	$223,575
Audit Related Fees (2)	$ 52,255	$ 71,181
All Other Fees (3)	$ 16,150	$ 16,150

(1) For the audit of our financial statements and the pension plan for our employees and for services normally provided by the auditor in connection with statutory and regulatory filings. Audit fees for these services for the years 2006 and 2005 were $322,000 and $296,400, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported in (1), including review of quarterly financial statements. Fees for these services for the years 2006 and 2005 were $115,000 and $106,500, respectively. Differences from the amounts above are the result of the timing of actual billing for services rendered.

(3) For products and services other than the fees reported in (1) and (2), including internal audit control advisory services.

Amendments to Share Option Plan

In 2002, we obtained shareholder and regulatory approval to implement our share option plan, and the Board and Toronto Stock Exchange approved a subsequent amendment in 2003. The purpose of the share option plan is to (i) support the achievement of our performance objectives; (ii) ensure that interests of key persons are aligned with our success; and (iii) provide compensation to attract, retain and motivate senior management critical to the long-term success of TSX Group. Details of the current share option plan are included under the heading "Disclosure of Compensation and Other Information – Long Term Compensation" on page 21.

On June 6, 2006, Toronto Stock Exchange published a Staff Notice updating previously issued guidance on amendment procedures for share option plans and extending the option expiry date during a blackout period.

Amendment Provisions

The share option plan currently has a general amendment provision, authorizing the Board or the Human Resources Committee to amend, suspend or terminate the share option plan, subject to any required Toronto Stock Exchange or shareholder approval. In the past Toronto Stock Exchange would determine if the proposed amendment was sufficiently material to require shareholder approval.

Effective June 30, 2007, Toronto Stock Exchange will require that any security based compensation plan, which includes a share option plan, contain specific details as to whether shareholder approval will be required for a particular type of amendment. In the absence of a detailed amendment procedure, Toronto Stock Exchange will require us to obtain shareholder approval for all amendments, including amendments considered to be of a "housekeeping" nature. The purpose of a detailed amendment procedure is to clearly

distinguish in the share option plan the type of amendments which will require shareholder approval and those which can be made by the Board or the Human Resources Committee without shareholder approval. All amendments will continue to be subject to any required regulatory review or approval.

We propose to amend the current amendment provision in our share option plan, to set out the circumstances under which the Board or the Human Resources Committee may not, without the approval of our shareholders, make amendments to the share option plan. Shareholder approval will be required in each instance, for the following amendments to the share option plan:

(i) to increase the number of our common shares reserved for issuance under the share option plan;

(ii) to reduce the exercise price of an option (including a cancelling and then reissuing of an option at a reduced exercise price to the same participant);

(iii) to expand the category of eligible persons that can participate in the share option plan;

(iv) except as contemplated by the share option plan, to extend the term of an option granted beyond the original expiry date; and

(v) to allow for the issuance of deferred or restricted share units or any other provision which results in participants receiving common shares while no cash consideration is received by TSX Group.

Notwithstanding the above proposed amendments shareholder approval will not be required for any adjustments that may be made to the issuable shares or the exercise of outstanding options pursuant to the section of the share option plan that provides for appropriate adjustments under certain events. Such events include share splits, share dividends, combinations or exchanges of shares, mergers, consolidations, spin-offs or other distributions (other than normal cash dividends) of our assets to shareholders, or any other alteration of our share capital affecting common shares.

The Board or the Human Resources Committee may continue to make all other amendments without shareholder approval, subject to any required regulatory review or approval, to our share option plan on matters including but not limited to, the vesting provisions applicable to any outstanding grant of options; the termination of our share option plan; adding or amending any form of financial assistance provisions to the share option plan; amendments designed to comply with applicable laws or regulatory requirements; and "housekeeping" and administrative changes.

Blackout Period Extension

As a part of our corporate governance practices, and trading policies, we have certain self-imposed periods, from time to time, where insiders and employees are restricted from trading TSX Group's securities. These restricted trading periods are commonly referred to as the "blackout periods". Toronto Stock Exchange's Staff Notice acknowledges that insiders and employees of issuers should not be disadvantaged for not being permitted to exercise their options before they expire during a blackout period. As a result, Toronto Stock Exchange allows issuers to amend their share option plan to extend the expiration date of options that will expire during or soon after such blackout period for a fixed number of days after a blackout period. This amendment is subject to shareholder approval.

If the option expires during the blackout period, the proposed amendment to our share option plan will extend the expiry date of the option for ten business days after the end of the last day of the blackout period. Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be

extended to allow for a total of 10 business days after the blackout period. For example, if the option expires four business days after the blackout period, the option's expiry date will be extended an additional six business days.

Votes Required to Pass the Resolution

These amendments to the share option plan were approved by the Board on February 27, 2007, subject to shareholder and regulatory approvals. Toronto Stock Exchange has reviewed and conditionally approved these proposed amendments to the share option plan, subject to shareholder approval.

The resolution approving the amendments described above to our share option plan, must be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting, failing which these amendments to the share option plan will not be made effective. The persons named in the enclosed proxy intend to vote for approval of the amendments to our share option plan.

Disclosure of Compensation and Other Information

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors (the "Committee") is composed of five Directors: Tullio Cedraschi (Chair), Wayne C. Fox, Raymond Garneau, John A. Hagg, and Gerri B. Sinclair, who are all independent Directors. The Committee's complete Charter is available on our web site at www.tsx.com.

Human Resources Committee Report on Executive Compensation

The Committee's role is to ensure that we attract and retain a capable executive team which will enhance our growth and profitability. We believe that effective compensation principles and practices are fundamental to achieving this objective.

One of the Committee's principal responsibilities is to review and recommend to the Board the Chief Executive Officer's annual compensation and to review and approve the other executive officers' annual compensation. In addition, the Committee oversees the compensation policies and programs for executive officers. The Board has final approval on the compensation philosophy, guidelines and plans for compensating executive officers.

In determining our executive compensation levels, the Committee relies on external consultants to provide competitive benchmark information and to assist in the review and design of pay programs. By using competitive pay information and assessing executive performance, the Committee is able to evaluate the appropriateness of executive compensation each year.

Principles of Executive Compensation

The Committee oversees the compensation program for our officers, including the Named Executive Officers (determined in accordance with applicable securities legislation). The objectives of the program are to:

- attract and retain executives critical to our short and long-term success;
- provide executives with compensation that is market competitive and reflects individual performance;
- focus executives on key business factors that affect shareholder value; and
- reflect the highest standards of good governance.

The executive compensation program is designed to provide median competitive pay when corporate and individual performance meet established objectives. It is also designed to provide significant upside opportunity for superior corporate and individual performance. In developing a total compensation structure for officers, the Committee benchmarks the pay of comparable positions in companies within selected comparator groups. For this purpose, the primary sample is made up of companies in a broad cross section of industries. For the Chief Executive Officer and other corporate executives, this sample was comprised of widely held publicly-traded Canadian companies with revenues between $100 million and $4 billion. Pay practices of specialized sample groups are benchmarked as a secondary reference and customized by position to reflect specialized skills, where applicable. The Committee believes that these samples are both appropriate and responsible given that there is no directly comparable group of Canadian companies (that is, stock and energy exchanges). When determining compensation for the CEO, the Committee also reviewed the compensation of CEOs of other public stock exchanges internationally.

The design of the compensation program puts a significant portion of executive pay at risk. The more senior the executive, the greater the portion of pay that is variable. For the CEO, approximately 65% of direct pay is at risk and for the other Named Executive Officers, approximately 55% of direct pay is at risk. Direct pay is defined as base salary plus annual short-term and long-term incentive compensation at target.

On December 1, 2006, TSX Group acquired Shorcan Brokers Limited ("Shorcan"), Canada's first inter-dealer fixed income broker. The President and CEO of Shorcan was appointed to the Senior Management Team of TSX Group as Senior Vice President, Fixed Income. Shorcan's compensation programs have not been integrated into other TSX Group compensation programs but are managed under the oversight of the Committee, through discrete compensation arrangements unique to Shorcan and its competitive market.

Base Salary

Each year, the Committee reviews the base salaries of the executive officers. The Committee adjusts base salaries, as needed, relative to the competitive market for each executive officer's position, performance, responsibility, and contribution. Base salaries are targeted at the median of the market.

Short-Term Incentive Plan

We use a "balanced scorecard" approach to fund the annual short-term incentive plan. The scorecard provides comprehensive performance measures and indicators and enables us to evaluate performance and progress with respect to critical short-term corporate goals.

Short-term incentive plan funding is based on the balanced scorecard results. If the balanced scorecard results exceed target, the short-term incentive plan funding will be greater than target. If the balanced scorecard results are below target, the short-term incentive plan funding will be below target. If performance falls below specified thresholds on all measures, the balanced scorecard will not generate any short-term incentive plan funding.

Four categories of performance are measured in the balanced scorecard:

- financial,
- customer satisfaction,
- business process and new initiatives, and
- employee measures.

We measure performance by comparing actual results against short-term corporate performance targets established for the year. In this way, we align compensation with measured success towards achieving short-term financial performance and long-term strategic goals. We pay varying levels of bonuses for achieving

target level of individual performance. For 2006, the target level of bonuses ranged from 35% to 60% of salary depending on the level of the officer.

The Committee approves the scorecard objectives and the results annually. For 2006, financial measures (net income, operating expense control and revenue from new initiatives) accounted for 50% of the award opportunity. The other 50% was made up of measures dealing with customers (for example, trading system availability), business process and new initiatives (such as key new product initiatives and corporate development activities), and employee specific measures. The Committee considers team and individual contribution in determining individual bonus awards.

The short-term incentive plan for Shorcan's President and CEO is measured on key financial and market share metrics unique to Shorcan. These measures have defined thresholds below which no incentive payment will be made.

Long-Term Compensation

Our long-term incentive program is designed to motivate executive and management participants to increase their focus on shareholder value. We provide long-term incentives in the form of share options and restricted share units. Employees or officers (and those of designated subsidiaries) at or above the director-level or employees below director-level designated by the Chief Executive Officer are eligible to participate in our long-term incentive program. Employees of Shorcan do not currently participate in the long-term incentive program.

We grant eligible participants a total dollar value, based on the participants' level of responsibility, market competitiveness and individual performance. We grant half of the total award in share options and half in performance based restricted share units.

Share Option Plan

Our share option plan has been designed to motivate participants to increase focus on shareholder value. The Committee administers the share option plan in compliance with applicable laws and the requirements of Toronto Stock Exchange on which our common shares are listed.

On February 27, 2007, the Board approved, on recommendation of the Committee, a number of amendments to the share option plan that do not require shareholder approval. These additional amendments included various minor changes to the text of the share option plan to improve its clarity and consistency. The amendments also limited the aggregate number of common shares issuable to our insiders at any time, and issued to our insiders within any one year period. Such number of common shares cannot exceed ten percent (10%) of our issued and outstanding common shares. Details of the amendments to the share option plan which require shareholder approval are included under the heading "Amendments to Share Option Plan" on page 17.

Employees or officers (and those of our designated subsidiaries) at or above the director-level are eligible to be granted share options under the option plan. We have reserved 4,491,554 common shares for issuance upon exercise of options granted under the share option plan, representing approximately 6.5% of our outstanding common shares. The exercise price of a share option will not be less than the fair market value of our common shares, being the weighted average trading price of our common shares on Toronto Stock Exchange, for the five trading days immediately preceding the effective date (such weighted average is referred to in this Circular as "fair market value"), which in this case is calculated as at the grant date. The Committee determines the vesting schedule and term of options subject to a maximum ten (10) year term.

Employees who are granted share options are prohibited from 'monetizing' unvested share options. Also, we do not currently provide financial assistance to facilitate the purchase of common shares under the share option plan.

Share Option Grant History

The following table sets forth the number of share options granted, date of grant, grant price, vesting schedule and term, since the first grant in January 2003.

Grant Date	Securities under Options Granted (#)	Outstanding Options (#)	Exercise Price ($/security)	Vesting Schedule	Term of Grant
February 9, 2007 (1)	207,471	207,471	$53.037	33.3% on each of the first three anniversaries of the date of grant (3)	7 year term
November 3, 2006 (2)	4,188	4,188	$48.391		
May 5, 2006 (2)	9,670	9,670	$47.304		
February 10, 2006	180,404	177,772	$49.635		
May 5, 2005 (2)	6,796	5,560	$31.113		
February 2, 2005 (3)	100,000	100,000	$29.636		
February 2, 2005	277,686	184,386	$29.636		
March 31, 2004 (2)	27,200	16,600	$26.447		
January 28, 2004	423,600	131,234	$22.403		
July 2, 2003 (2)(4)	50,000	12,500	$14.167	25% on each of the first four anniversaries of the date of grant	10 year term
January 30, 2003 (2)(4)	40,000	18,000	$11.102		
January 2, 2003 (4)	1,450,000	247,400	$10.529		
Total:	2,777,015	1,114,781			

(1) In determining the award sizes, the Committee considered the target number of options required to meet the median total direct compensation policy described above under the section "Principles of Executive Compensation" and grants made in 2006.
(2) Additional options granted "off cycle" to employees who joined, or were promoted, outside of the annual grant process.
(3) Award granted to Mr. Nesbitt in recognition of his appointment as CEO. The CEO appointment grant vests 100% on the third anniversary of the date of grant. This grant of 100,000 options will vest on February 2, 2008.
(4) On December 31, 2003, we paid a special dividend of $2.50 per common share on all our outstanding common shares. To address the significant decrease in value of share options as a result of this special dividend, the Board approved special deferred bonus payments to holders of share options. For each option granted in 2003, we paid to each option holder who was employed on the applicable payment date a cash amount of $2.50 per option payable in four equal instalments ending December 2006, essentially in line with the period over which the share options vested.

As at February 28, 2007, the total number of (a) common shares issued on the exercise of options granted under the share option plan and (b) issuable under outstanding options granted under the share option plan, and the respective percentages of our issued and outstanding common shares represented by those shares, was as follows:

Common Shares Issued	Common Shares Issuable Under Outstanding Options
1,108,446 (1.6%)	1,114,781 (1.6%)

Under no circumstances may any one person's share options and all other share compensation arrangements exceed five percent (5%) of the outstanding common shares of TSX Group.

Options may not be transferred and may be exercised only while optionees remain employees. If an optionee's employment is terminated:

(a) Voluntarily by the optionee resigning, the optionee may exercise each option held which is exercisable as at the time of resignation, during the period ending thirty (30) days after the resignation date, after which all unexercised options held by the optionee will expire.

(b) Without just cause, the optionee may exercise each option held which is exercisable as at the time of termination, during the period ending ninety (90) days after the termination date (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance) after which all unexercised options held by the optionee will expire.

(c) For just cause, each option held by the optionee will cease to be exercisable on the termination date (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance).

(d) As a result of retirement, the optionee may exercise each option held by the optionee which is exercisable as at the time of the termination date during the period ending thirty-six (36) months after the termination date after which all unexercised options held by the optionee will expire (which is the last date such optionee ceases to perform employment services and does not include any applicable period of statutory or common law notice or severance).

(e) As a result of death, the optionee's legal representatives may exercise each option held by the optionee which is exercisable as at the date of death during the period ending twelve (12) months after the date of death after which all unexercised options held by the optionee will expire.

Notwithstanding the foregoing, no option may be exercised after the expiry date.

Our share option plan does not provide for automatic accelerated vesting of share options in cases where employment is terminated, upon retirement, or if there is a change of control of TSX Group.

Under the share option plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, and prior approval of Toronto Stock Exchange, amend, suspend or terminate the share option plan in whole or in part. The proposed amendments to our share option plan, among other things, (See "Business of the Meeting – Amendments to Share Option Plan") revise the amending provisions in the share option plan to specify that certain types of amendments cannot be made by the Board or the Committee without shareholder approval while other types of amendments can be made by Board or the Committee.

Restricted Share Unit Plan

We originally adopted the Employees' Restricted Share Unit Plan ("RSU Plan") in 2002 to convert the 2001 and 2002 awards under the interim bonus plan, in lieu of a long-term compensation plan. In 2004, we amended the RSU Plan to further align management's interest with that of our shareholders, as described below.

Employees or officers (or those of our designated subsidiaries) at or above the director-level, or employees below the director-level designated by the Chief Executive Officer, are eligible to be granted restricted share units under the RSU Plan.

A restricted share unit is a bookkeeping entry that is credited to an account maintained for the individual entitled to the restricted share unit. The initial grant price of a restricted share unit is the closing price of one of our common shares on Toronto Stock Exchange as of the close of business on December 31, or the last trading day of the previous year.

We credit additional restricted share units, or fractional restricted share units, to an individual's account to reflect notional equivalents of dividends paid on our common shares. In this Circular, the term "RSU" will refer to the aggregate of restricted share units, and the additional restricted share units, or fractional restricted share units, credited to reflect the notional equivalents of dividends paid on our common shares.

RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted. Upon vesting, RSUs are redeemed as described below, and a lump sum cash payment is made to the participant.

Upon redemption, we adjust the number of RSUs by a total shareholder return performance factor ("TSR"). TSR represents the appreciation on our common shares plus dividends paid over the term of the RSUs, and determines the degree to which the number of RSUs are adjusted. For example, if target TSR is achieved, the number of RSUs vest at 100%. If target TSR is exceeded, the number of RSUs will be adjusted upwards to a maximum of 180%. If target TSR is not achieved, the number of RSUs will be adjusted downward. In any event, 25% of the number of RSUs will be valued and paid upon redemption.

RSUs are valued using the fair market value per common share determined as at the date of redemption.

RSU Grant History

The following table sets out the number of RSUs granted, initial RSU value, vesting date, RSU minimum and maximum estimates and actual redemption value for RSUs granted since 2004.

Year of Grant	RSUs Granted [1] Target # of Units (#)	Vesting and Redemption Date	Initial Value per Unit (closing price of common shares on Toronto Stock Exchange on applicable date) ($)		RSU Minimum and Maximum Estimates		Redemption Value ($)
					Minimum # of Units [2] (#)	Maximum # of Units [2] (#)	
2007	55,120	December 31, 2009	$46.610	December 29, 2006	13,780	99,216	-
2006[3]	56,507	December 31, 2008	$46.830	December 30, 2005	14,127	101,713	-
2005	90,800	December 31, 2007	$26.845	December 31, 2004	22,700	163,440	-
2004[4]	121,530	December 31, 2006	$21.450	December 31, 2003	30,383	218,754[5]	$7,515,640

(1) We credit additional RSUs, or fractional RSUs, to an individual's account to reflect notional equivalents of dividends paid on our common shares.
(2) The minimum (25%) and maximum (180%) number of RSUs do not include additional RSUs or fractional RSUs that would be credited to reflect notional equivalents of dividends paid during the RSU term.
(3) In 2006, additional RSUs were granted "off cycle" to employees who joined, or were promoted, after the published date of last year's Management Information Circular.
(4) The 2004 RSUs vested on December 31, 2006 and were paid out based on the maximum 180% multiplier.
(5) The actual number of units on which the 2004 payout was based was less than the 218,754 maximum estimate due to the forfeiture of RSUs upon employee resignation or termination prior to the vesting and redemption date.

RSUs are not transferable or assignable other than by will or the laws of descent and distribution. If the employee has resigned or employment is terminated for cause prior to the vesting date of the RSUs, the employee forfeits all right, title and interest with respect to the RSUs. If employment has ceased prior to the vesting date for any reason other than resignation or termination for cause, the number of RSUs is pro-rated for time, and the TSR is calculated and pro-rated based on the last day of the preceding completed calendar quarter. The lump sum cash payment is equal to the performance adjusted number of RSUs multiplied by the fair market value per common share determined as at the date of termination (net of any applicable withholdings).

Our RSU plan does not provide for automatic accelerated vesting of RSUs in cases where employment is terminated, upon retirement, or if there is a change of control of TSX Group.

Under the RSU Plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, amend, suspend or terminate the RSU Plan in whole or in part.

Equity Ownership Requirements

To further align the interests of our officers with those of our shareholders we mandate minimum equity ownership for each of our officers, including the Named Executive Officers. We require that officers achieve a level of equity ownership that is a multiple of one to three times base salary depending on seniority as follows:

Chief Executive Officer	-	three times salary
Executive Vice Presidents	-	two times salary
Senior Vice Presidents	-	two times salary
Vice Presidents	-	one times salary

We require that officers achieve the minimum level of ownership over a three-year period. We include deferred share units and additional deferred share units, or fractional deferred share units, credited to reflect notational equivalents of dividends paid on our common shares for purposes of satisfying an officer's equity ownership requirement.

The CEO is required to pre-disclose to the public the intention to sell or purchase TSX Group common shares, including the exercise of options. The disclosure must occur two business days prior to the transaction.

The following table sets forth the equity ownership information for the Named Executive Officers as at February 28, 2007.

Named Executive Officer	Common Shares (#)	Common Shares ($)[1]	Deferred Share Units (#)	Deferred Share Units ($)[2]	Total Equity Ownership ($)	Multiple of Salary
Richard Nesbitt	66,644	3,255,559	60,810	3,066,283	6,321,843	11.5
Michael S. Ptasznik	9,892	483,224	22,865	1,152,945	1,636,169	5.5
John B. Cieslak	18,923	924,389	54,930	2,769,790	3,694,179	10.6
Rik Parkhill	30,300	1,480,155	19,025	959,317	2,439,472	6.5
James P. Magee[3]	-	-	-	-	-	-

(1) The closing price for our common shares on Toronto Stock Exchange on February 28, 2007, was $48.85.
(2) The fair market value of a deferred share unit on February 28, 2007, was $50.424.
(3) Mr. Magee has until December 1, 2009 to achieve the minimum equity ownership requirements.

Deferred Share Unit Plan

For the years 2001 and 2002, we awarded grants to executive officers and director-level employees under the interim bonus plan which we introduced in lieu of a long-term compensation plan for those years. The interim bonus plan provided eligible employees with a deferred award based on our annual financial performance. For executive officers we converted the deferred awards into deferred share units. A deferred share unit is a bookkeeping entry that is credited to an account maintained for the individual entitled to the deferred share unit. The fair market value of a deferred share unit is based on the weighted average trading price of our common shares on Toronto Stock Exchange for the five trading days before the applicable conversion date. We credit additional deferred share units or fractional deferred share units to an individual's account to reflect notional equivalents of dividends paid on our common shares. In this Circular, the term "DSU" will refer to the aggregate of deferred share units and additional deferred share units, or fractional deferred share units, credited to reflect notional equivalents of dividends paid on our common shares.

We converted the awards for 2001 at our initial public offering share price of $9.00, and for 2002 at the share price of $10.566, the weighted average price for the five trading days before December 31, 2002. The terms governing the DSUs granted under the interim bonus plan are otherwise identical to the terms set out below. All DSUs granted under the interim bonus plan are now fully vested.

In addition, to assist our officers to meet their equity ownership requirements, we give officers the opportunity to convert all or part of their short-term incentive award to DSUs. We limit this opportunity to those officers who have not yet achieved their required level of equity ownership. Our officers converted the following short-term incentive amounts into DSUs:

Year of Deferral	Short-term Incentive Elected for Deferral [1] ($)	Fair Market Value per DSU ($)	Number of DSUs (#)
2007	$29,375	$52.205	563
2006	$275,000	$49.126	5,598
2005	$117,200	$29.638	3,954
2004	$290,000	$24.798	11,694

(1) Represents the previous year's short-term incentive total dollar amount elected for conversion to DSUs.

DSUs are not transferable or assignable other than by will or the laws of descent and distribution. If an employee retires or otherwise ceases to be an employee (other than for reason of death), the employee must file a notice of redemption on or before December 15 of the first calendar year which commences after the date of retirement or termination. We will then pay the employee a lump sum cash payment (net of any applicable withholdings) equal to the number of DSUs vested as of the filing date multiplied by the fair market value per common share determined as at the date of filing the notice of redemption. If an employee dies while employed (or after ceasing to hold all positions but before filing a notice of redemption), then within 90 days of the employee's death, we must redeem all of the employee's DSUs and make a lump sum cash payment to or for the benefit of the legal representative of the employee. The lump sum payment will be equal to the number of DSUs as of the date of the employee's death multiplied by the fair market value per common share determined as of the date of the employee's death.

Under the Deferred Share Unit Plan, the Committee may, at any time, subject to any required regulatory approval or shareholder approval, amend, suspend or terminate the Deferred Share Unit Plan in whole or in part.

Compensation of the Chief Executive Officer

The Governance Committee of the Board assesses the overall performance of the Chief Executive Officer ("CEO") each year. The Committee conducts its review of the CEO's contribution considering financial and non-financial components. The Committee then considers this assessment in determining the CEO's salary and recommending the CEO's short and long-term compensation awards to the Board of Directors.

Components	Measures
Financial Results	Deliver the financial plan and targeted long-term earnings per share growth.
Customer/Shareholder	Enhance relationships with customers and shareholders. Develop strong relationships with the investment community.
Growing the Franchise	Refine strategies for future growth through innovation and improved operations in trading, market data, listings and technology. Develop strategies for growth beyond existing operations, planning for the longer term beyond five years.
Operational Efficiency	Prioritization of new products and services, including investments and acquisitions. Maintain target availability of systems.
Leadership and Values	Demonstrate the behaviours defined by the TSX leadership criteria and corporate values as adopted by the Senior Management Team.

In assessing Mr. Nesbitt's contribution, the Governance Committee placed the greatest consideration on the delivery of the 2006 financial plan and contribution towards the long-term annual earning per share growth rate, the results of which significantly exceeded targets. Further recognition was given to Mr. Nesbitt's strategy for future growth through innovation and improved operations in trading, market data, listings, technology and corporate development activity. Mr. Nesbitt continued to focus on a customer-centric culture and built a disciplined and effective investor relations program.

For 2006, no adjustment was made to Mr. Nesbitt's annual base salary of $500,000. Mr. Nesbitt's annual base salary was adjusted to $550,000, effective January 1, 2007.

Mr. Nesbitt's 2006 annual target short-term bonus remained at 60% of salary. Mr. Nesbitt received an annual bonus of $725,000 for 2006 performance. This amount was determined in accordance with the corporate balanced scorecard results and the Governance Committee's assessment of the CEO's contribution.

A long-term incentive grant for 2007 made to Mr. Nesbitt was valued at $725,000 and consists of 33,439 share options and 8,500 RSUs.

Submitted by the Human Resources Committee:

Tullio Cedraschi – Chair, Wayne C. Fox, Raymond Garneau, John A. Hagg and Gerri B. Sinclair.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in TSX Group common shares on November 12, 2002 with the cumulative total return, including dividend reinvestment, of the S&P/TSX Composite Index™ for the period from November 12, 2002, the date our common shares began trading on Toronto Stock Exchange, through to and including December 31, 2006.



Performance Graph
Dollars ($)
600
500
400
300
200
100

	November 12, 2002	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
TSX	100	106.5	245.74	314.78	562.63	575.5
S&P/TSX Composite Total Return Index	100	104.9	132.90	152.14	188.85	221.45

Compensation of Named Executive Officers

The following tables present information about compensation of our Named Executive Officers (determined in accordance with applicable securities legislation). The following table sets out the total compensation awarded to, earned by, or paid to, each of the Named Executive Officers for services rendered to us by that individual in all capacities:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SAR Granted (#) [2]	Deferred Share Units (#)[3]	LTIP Payouts ($) [4]	All Other Compensation ($)[5]
Richard Nesbitt	2006	500,000	725,000	N/A	25,194	N/A	775,948	143,605
CEO [1]	2005	500,000	600,000	N/A	131,796	N/A	N/A	133,607
	2004	371,449	400,000	N/A	32,000	N/A	N/A	101,758
Michael S. Ptasznik	2006	275,000	235,000	N/A	7,762	N/A	322,708	64,131
Senior Vice President	2005	250,000	185,000	N/A	9,726	N/A	N/A	60,260
and CFO	2004	225,000	165,000	N/A	12,000	N/A	N/A	48,123
John B. Cieslak [6]	2006	350,000	325,000	N/A	16,784	N/A	714,308	123,720
Executive Vice	2005	350,000	375,000	N/A	22,070	N/A	N/A	114,737
President, Chief Information Officer and Administration Officer	2004	350,000	375,000	N/A	28,000	N/A	N/A	85,963
Rik Parkhill	2006	350,000	400,000	N/A	16,784	N/A	322,708	48,197
President, TSX	2005	300,000	375,000	N/A	16,210	N/A	N/A	47,446
Markets	2004	275,000	250,000	N/A	12,000	N/A	N/A	37,490
James P. Magee [7]	2006	270,000	307,047	N/A	N/A	N/A	N/A	1,380
President and CEO,	2005	-	-	-	-	-	-	-
Shorcan	2004	-	-	-	-	-	-	-

(1) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO, TSX Group.

(2) See tables on page 31 for RSUs that were granted in 2006 and 2007.

(3) We converted DSUs from deferred amounts granted under the interim bonus plan, as outlined under the "Deferred Share Unit Plan" section of this Circular. We credit notional equivalents of dividends paid on common shares during the year in the form of additional units. Aggregate holdings of DSUs as at December 31, 2006 and their value, based on the closing price of our common shares on December 29, 2006 of $46.610 are as follows: Mr. Nesbitt 60,355 units with a value of $2,813,147, Mr. Ptasznik 22,694 units with a value of $1,057,767, Mr. Cieslak 54,519 units with a value of $2,541,131, and Mr. Parkhill 18,883 units with a value of $880,137. Mr. Magee does not hold DSUs.

(4) The 2004 RSUs vested December 31, 2006 and were paid out. The RSUs were adjusted for performance based on TSR. The number of RSUs was multiplied by the maximum multiplier of 180%.

(5) These amounts include premiums for term life insurance maintained for the benefit of the Named Executive Officer, employer contributions to the Employee Share Purchase Plan up to February 28, 2007, cash equivalent of the paid installment of the $2.50 special dividend per common share paid to participants in the 2003 share option plan and the value of dividend DSUs credited during the year. The year-end value of the dividend equivalents for 2006 (which includes the dividend equivalents for the $2.50 special dividend per common share paid to participants in the 2003 share option plan) is as follows: Mr. Nesbitt $139,783, Mr. Ptasznik $60,309, Mr. Cieslak $119,810, and Mr. Parkhill $46,875.

(6) On February 13, 2007, TSX Group announced that Mr. Cieslak will be stepping down from his position as Executive Vice President, Chief Information Officer and Administration Officer, effective April 30, 2007.

(7) Mr. Magee became an executive officer of TSX Group on December 1, 2006. Shorcan's fiscal year is December 1 -- November 30. The information presented for 2006 represents his salary for the full year and 11/12ths of the bonus he received in respect of performance for the period January 1, 2006 – November 30, 2006. Mr. Magee's bonus is based on measures specific to Shorcan. Mr. Magee does not participate in the long-term incentive program.

Aggregate Compensation for the Named Executive Officers

	2006	2005 (2)	2004 (3)
Total Aggregate NEO Compensation (1)	$ 5.8 million	$6.1 million	$4.4 million
As a percentage of Total Revenue	1.6%	2.1%	1.8%
As a percentage of Net Income	4.4%	5.9%	6.4%

(1) Total aggregate compensation includes base salary, short-term incentive, the grant value of long-term incentive awards and pension service costs, where applicable. Total aggregate compensation does not include RSU LTIP Payouts for RSUs granted in 2004.
(2) Total aggregate NEO compensation in 2005 includes the grant value of Mr. Nesbitt's one-time CEO appointment award of share options.
(3) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 for Mr. Nesbitt is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO, TSX Group. The total aggregate amount does not include compensation paid to the previous CEO.

Share Options Granted in 2006

The following table sets out share options granted under the Share Option Plan to Named Executive Officers during the year ended December 31, 2006. The exercise price is based on the fair market value per common share determined as at the date of grant.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in 2006	Exercise Price ($/security)	Market Value of Securities Underlying Options on the Date of Grant ($/security)	Expiration Date
Richard Nesbitt	25,194	13.0	49.635	49.680	February 9, 2013
Michael S. Ptasznik	7,762	4.0	49.635	49.680	February 9, 2013
John B. Cieslak	16,784	8.6	49.635	49.680	February 9, 2013
Rik Parkhill	16,784	8.6	49.635	49.680	February 9, 2013
James P. Magee	N/A	N/A	N/A	N/A	N/A

Options Exercised in 2006

The following table sets out the financial year-end option values for Named Executive Officers. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the closing price of our common shares on Toronto Stock Exchange on December 29, 2006, which was $46.610 per common share.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#)		Value of unexercised in-the-money Options at Financial Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard Nesbitt	Nil	Nil	106,934	182,056	3,402,378	3,216,920
Michael S. Ptasznik	20,500	680,758	3,242	30,746	55,017	657,873
John B. Cieslak	36,690	1,158,014	Nil	60,830	Nil	1,197,239
Rik Parkhill	18,000	597,486	5,404	41,950	91,706	641,018
James P. Magee	N/A	N/A	N/A	N/A	N/A	N/A

Restricted Share Units Granted in 2006

The following table provides details on the RSU grants to the Named Executive Officers in 2006.

Name	Securities, Units or other Rights (#)[1]	Performance or other period until maturation or payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans[2]		
			Minimum (#)[3]	Target (#)	Maximum (#)[3]
Richard Nesbitt	7,000	December 31, 2008	1,750	7,000	12,600
Michael S. Ptasznik	2,160	December 31, 2008	540	2,160	3,888
John B. Cieslak	4,670	December 31, 2008	1,168	4,670	8,406
Rik Parkhill	4,670	December 31, 2008	1,168	4,670	8,406
James P. Magee	N/A	N/A	N/A	N/A	N/A

(1) The initial grant price of an RSU is the closing price of one of our common shares on Toronto Stock Exchange at the close of business on December 31 or the last trading day of the previous year.

(2) As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by the TSR performance factor. If target TSR is achieved the number of RSUs will vest at 100%. If target TSR is exceeded, the number of RSUs will be adjusted upwards to a maximum multiplier of 180%. If target TSR is not achieved, the number of RSUs will be adjusted downward, to a minimum multiplier of 25%.

(3) The minimum (25%) and maximum (180%) number of RSUs do not include additional RSUs, or fractional RSUs, that would be credited to reflect notional equivalents of dividends paid during the RSU term.

Share Options and Restricted Share Units granted in 2007

The following table provides details on the share options and RSU grants that were made in 2007 to the Named Executive Officers up to and including February 28, 2007.

	Options			RSUs	
Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date	Target RSUs Granted (#)	Grant Price ($/RSU)
Richard Nesbitt	33,439	53.037	February 8, 2014	8,500	46.610
Michael S. Ptasznik	8,529	53.037	February 8, 2014	2,170	46.610
John B. Cieslak	13,826	53.037	February 8, 2014	3,520	46.610
Rik Parkhill	18,448	53.037	February 8, 2014	4,690	46.610
James P. Magee	N/A	N/A	N/A	N/A	N/A

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows, as of December 31, 2006, compensation plans under which our equity securities are authorized to be issued from treasury both for plans previously approved by shareholders and plans not previously approved by shareholders (of which there are none).

The numbers shown under "Equity compensation plans approved by security holders" relate to our share option plan. Please refer to the description of the share option plan under "Long-Term Compensation" in this Circular.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,096,650	$25.170	3,582,268
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,096,650	$25.170	3,582,268

Pension Plans

The Named Executive Officers, with the exception of Mr. Magee, participate as non-contributory members in the defined benefit tier of our employee registered pension plan. The pension benefit under the registered pension plan will be limited to the maximum amount prescribed under the *Income Tax Act* (Canada). TSX Group also maintains a non-contributory supplementary retirement plan for executive officers and other members of senior management. The supplementary retirement plan provides the portion of the pension benefits that exceed the maximum permitted under the defined benefits tier of the registered pension plan. Benefits provided by the supplementary retirement plan are securely funded through a Registered Compensation Agreement.

If a Named Executive Officer, with the exception of Mr. Magee, retires on the normal retirement date, the amount of annual pension from the registered pension plan and supplementary retirement plan combined will be 2% of the average of the best three consecutive years of pensionable earnings multiplied by credited years of service, subject to a maximum annual pension of 100% of final salary ("final average earnings"). Pensionable earnings refers to base salary plus short term incentive bonus, with the amount of bonus being capped at 50% of salary for the Named Executive Officers, commencing in 2006.

All Named Executive Officers, with the exception of Mr. Magee, may take early retirement on or after the first day of the month after their 55th birthday, in which case they will be entitled to receive a reduced pension. The amount of pension that is payable will be reduced by ¼% for each month between such early retirement date and the earlier of age 60 or when age plus service equals 85. All Named Executive Officers, who have not retired and are over the age of 55 may retire with full pension at the earlier of age 60 or when age plus service equals 85. The pension benefit is payable for life, with 120 monthly payments guaranteed if there is no surviving spouse or 60% continuance for a surviving spouse. In addition, Named Executive Officers, are guaranteed the greater of the commuted value of their accrued pension benefit and the amount equivalent to 10% of their pensionable earnings accumulated each year with interest while a member of the supplementary retirement plan.

The following table shows the aggregate annual retirement benefits payable under the defined benefit tier of the registered pension plan and the supplementary retirement plan upon retirement at age 65 based on the above described pension formula (exclusive of the amounts paid under the Canada Pension Plan or the Quebec Pension Plan):

Annual Pension Payable upon Retirement at Normal Retirement Age

	Years of Service and Annual Pension Benefit Payable					
	10	15	20	25	30	35
Remuneration ($)	($)	($)	($)	($)	($)	($)
200,000	40,000	60,000	80,000	100,000	120,000	140,000
225,000	45,000	67,500	90,000	112,500	135,000	157,500
250,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	240,000	360,000	480,000	600,000	720,000	840,000

The table indicates pension levels at various credited years of service and levels of remuneration.

The respective credited years of service for pension plan purposes as of December 31, 2006, at age 60 and at normal retirement at age 65 for the Named Executive Officers, as well as the estimated benefits based on current levels of final average earnings and payable upon retirement are as follows:

	Years of Service			Projected Annual Benefit	
Name	December 31, 2006	Age 60	Age 65	Age 60 ($)	Age 65 ($)
Richard Nesbitt	5.3	14.1	19.1	208,311	276,894
Michael S. Ptasznik	8.2	28.7	33.7	212,552	248,927
John B. Cieslak	6.4	19.1	24.1	220,237	272,737
Rik Parkhill	5.0	14.6	19.6	137,652	182,527
James P. Magee (1)	N/A	N/A	N/A	N/A	N/A

(1) Mr. Magee does not participate in the pension plan.

The following estimated pension service costs and accrued pension obligations under the registered pension plan and supplementary retirement plan are being provided on a voluntary basis and exceed applicable disclosure requirements:

Additional Executive Pension Disclosure (1)		
Name	**2006 Pension Service Cost (2) ($)**	**Accrued Pension Obligation at December 31, 2006 (3) ($)**
Richard Nesbitt	160,100	887,800
Michael S. Ptasznik	72,500	635,000
John B. Cieslak	106,700	723,100
Rik Parkhill	109,700	580,800
James P. Magee	N/A	N/A

(1) Amounts shown include pension benefits under the registered pension plan and the supplementary retirement plan and reflect the impact of the cap on bonus inclusion effective in 2006.

(2) Pension Service Cost is the value of the projected pension earned in 2006 and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the current service cost included in the 2006 pension expense disclosed in our annual consolidated financial statements for 2006.

(3) Accrued Pension Obligation is the value of the projected pension earned for service to December 31, 2006 and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation in our annual consolidated financial statements for 2006.

Employment Contracts and Severance Arrangements

We have a severance arrangement with Mr. Cieslak under which we will pay him a lump sum cash payment equivalent to 2.85 times his base salary if we terminate him without cause. Mr. Cieslak is also entitled to certain benefits including life insurance benefits either for the duration of the severance period or for the earlier of the duration of the severance period or re-employment. Pension contributions and disability benefits cease on the day of termination.

We have an employment contract with Mr. Magee, with an expiry date of November 30, 2008. His base salary under the contract is $270,000 per year. In addition to bonuses linked to Shorcan's profits and return on equity, Mr. Magee is entitled to receive a bonus of up to $200,000 depending on Shorcan's pre-tax profits and market share. In the event that his employment is terminated for any reason other than for cause or if we elect not to offer a new agreement of equal or greater value, we will pay him a lump sum cash amount of $710,000.

Total Compensation

In establishing total compensation levels for executives and in communicating these amounts to recipients, we define current year total direct compensation as the aggregate of base salary, cash bonus, and equity incentives (that is, share option grants and RSUs). Total compensation is defined as total direct compensation plus the annual pension service cost. The following tables show 2004, 2005 and 2006 fiscal year total compensation as determined by the Committee for each Named Executive Officer.

While pension benefits are not paid or awarded on an annual basis, we also view the annual value of the Pension Plan to be an integral portion of the overall compensation program. Information on the annual pension service cost is shown in the tables below. Information on the accrued liability and annual pension available at retirement has been disclosed in the Pension Plans section above.

Richard Nesbitt CEO	2006 $	2005 $	2004 $
Cash			
Salary[1]	500,000	500,000	371,449
Cash Bonus	725,000	600,000	400,000
Total Cash	1,225,000	1,100,000	771,449
Equity			
Restricted Share Units - Granted[2]	299,940	250,600	168,000 [3]
Restricted Share Units – LTIP Payout	775,948 [3]		
Share Options[4]	300,060	249,400	184,000
CEO Appointment[5]		784,500	
Total Equity	1,375,948	1,284,500	352,000
Total Direct Compensation	2,600,948	2,384,500	1,123,449
Annual Pension Service Cost[6]	160,100	131,000	95,200
Total	2,761,048	2,515,500	1,218,649

(1) Mr. Nesbitt was appointed CEO on December 2, 2004. The information presented for 2004 is the actual compensation paid. The annualized equivalent for salary was $360,000 in his capacity as President, TSX Markets, and $500,000 in his capacity of CEO.

(2) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(3) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Nesbitt. The redemption value on December 31, 2006 was $775,948, which includes the 2004 target grant of $168,000, and this amount was paid in January 2007.

(4) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(5) This amount represents the compensation value of the award granted to Mr. Nesbitt in recognition of his appointment as CEO, valued using a Black Scholes value of 26%. The share option exercise price for this award is $29.636. These options will vest on February 2, 2008.

(6) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

Michael S. Ptasznik Senior Vice President and CFO	2006 $	2005 $	2004 $
Cash			
Salary	275,000	250,000	225,000
Cash Bonus	235,000	185,000	165,000
Total Cash	510,000	435,000	390,000
Equity			
Restricted Share Units[1]	92,555	73,700	69,900 [2]
Restricted Share Units – LTIP Payout	322,708 [2]		
Share Options[3]	92,445	76,300	69,000
Total Equity	507,708	150,000	138,900
Total Direct Compensation	1,017,708	585,000	528,900
Annual Pension Service Cost[4]	72,500	49,500	37,800
Total	1,090,208	634,500	566,700

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Ptasznik. The redemption value on December 31, 2006 was $322,708, which includes the 2004 target grant of $69,900, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

John B. Cieslak Executive Vice President, Chief Information and Administration Officer	2006 $	2005 $	2004 $
Cash			
Salary	350,000	350,000	350,000
Cash Bonus	325,000	375,000	375,000
Total Cash	675,000	725,000	725,000
Equity			
Restricted Share Units(1)	200,105	176,900	154,600 (2)
Restricted Share Units – LTIP Payout	714,308 (2)		
Share Options(3)	199,895	173,100	161,000
Total Equity	1,114,308	350,000	315,600
Total Direct Compensation	1,789,308	1,075,000	1,040,600
Annual Pension Service Cost(4)	106,700	85,000	80,400
Total	1,896,008	1,160,000	1,121,000

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Cieslak. The redemption value on December 31, 2006 was $714,308, which includes the 2004 target grant of $154,600, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

Rik Parkhill President, TSX Markets	2006 $	2005 $	2004 $
Cash			
Salary	350,000	300,000	275,000
Cash Bonus	400,000	375,000	250,000
Total Cash	750,000	675,000	525,000
Equity			
Restricted Share Units(1)	200,105	122,800	69,900 (2)
Restricted Share Units – LTIP Payout	322,708 (2)		
Share Options(3)	199,895	127,200	69,000
Total Equity	722,708	250,000	138,900
Total Direct Compensation	1,472,708	925,000	663,900
Annual Pension Service Cost(4)	109,700	77,000	61,100
Total	1,582,408	1,002,000	725,000

(1) These amounts represent the value of the RSU awards at the time of grant. The initial value of an RSU is based on the closing price of our common shares on Toronto Stock Exchange on the last trading day of the previous year. As outlined under "Restricted Share Unit Plan", upon redemption, we adjust the number of RSUs by a TSR performance factor at the end of the RSU term. RSUs are then valued using the fair market value per common share determined as at the date of redemption.

(2) The 2004 RSUs vested on December 31, 2006. The maximum multiplier of 180%, was applied to the number of RSUs held by Mr. Parkhill. The redemption value on December 31, 2006 was $322,708, which includes the 2004 target grant of $69,900, and this amount was paid in January 2007.

(3) These amounts represent the compensation value of options granted and valued using a Black Scholes value of 25% (the corresponding values for 2005 and 2004 were 26%). The share option exercise prices are as follows: 2006 options: $49.635, 2005 options: $29.636 and 2004 options: $22.403.

(4) Annual Pension Service Cost is the value of the projected pension earned in a specific fiscal year and has been calculated using actuarial assumptions and methods that are consistent with those used to calculate the service cost included in the pension expense disclosed in our annual consolidated financial statements.

James P. Magee (1) President and CEO, Shorcan	2006 $	2005 $	2004 $
Cash			
Salary	270,000		
Cash Bonus (2)	307,047		
Total Cash	577,047		
Equity (3)			
Restricted Share Units	n/a		
Restricted Share Units – LTIP Payout	n/a		
Share Options	n/a		
Total Equity	n/a		
Total Direct Compensation	n/a		
Annual Pension Service Cost (4)	n/a		
Total	577,047		

(1) Mr. Magee became an executive officer of TSX Group on December 1, 2006.
(2) Mr. Magee's bonus is measured on key financial and market share metrics unique to Shorcan and is not based on the balanced scorecard. Shorcan's fiscal year is December 1 to November 30. The bonus amount represents 11/12ths of his total bonus, representing performance for the period January 1, 2006 – November 30, 2006.
(3) Mr. Magee does not participate in the long-term incentive program.
(4) Mr. Magee does not participate in the pension plan.

Directors' and Officers' Liability Insurance

Directors, officers and certain of our employees are covered under Directors' and Officers' Liability Insurance policies. The policies include coverage for wrongful acts, claimed against Directors, officers and those employees by reason of their serving in those capacities. The aggregate limit of liability applicable to those insured Directors, officers and employees under the insurance policies is $50 million, including defence costs. If we have to indemnify our insured Directors, officers or employees, we have reimbursement coverage over a deductible of $500,000 for each loss. The premium for the Directors' and Officers' liability insurance was $255,016 for the May 1, 2006 to April 30, 2007 policy year.

TSX Group's by-laws also require us to indemnify our Directors and officers, and we have entered into indemnification agreements with our Directors, officers and certain employees which indemnify them from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations.

Indebtedness of Directors and Officers

None of our Directors or officers was indebted to us as at December 31, 2006 or at any time during 2006.

Additional Items

Available Documentation

We are a reporting issuer under the securities acts of all of the provinces and territories of Canada and we are therefore required to file consolidated financial statements and information circulars with the various securities commissions. We will also file an annual information form with those securities commissions which will, among other things, contain all of the disclosure required by Form 52-110F1 under Multilateral Instrument 52-110 - Audit Committees. We provide additional financial information in our comparative financial statements for our most recently completed financial year and our management's discussion and analysis, contained in our 2006 Annual Report. This Circular, annual information form, annual consolidated financial statements and the related annual management's discussion and analysis, any interim financial statements, along with the related interim management's discussion and analysis filed after the filing of the

most recent annual financial statements and additional copies of the 2006 Annual Report may be found on SEDAR at www.sedar.com. You may also obtain them from our Investor Relations Department.

Finance and Audit Committee

The Finance and Audit Committee of the Board of Directors is composed entirely of independent Directors who meet the independence and financial literacy requirements set out in Multilateral Instrument 52-110 - Audit Committees. The Finance and Audit Committee is composed of six Directors: J. Spencer Lanthier (Chair), Raymond Chan, Harry A. Jaako, Jean Martel, Owen McCreery and Kathleen M. O'Neill. The committee's complete Charter is available on our web site at www.tsx.com.

The Finance and Audit Committee assists the Board of Directors in fulfilling its responsibilities to oversee and supervise financial, audit and accounting matters. The committee supervises the adequacy of our internal controls and financial reporting practices and procedures and the quality and integrity of our audited and unaudited financial statements, including through discussions with our external auditors. The committee reviews our business plan and operating and capital budgets and management's reports on pension plan oversight. The committee is responsible for ensuring efficient and effective assessment of risk management throughout TSX Group.

Corporate Governance

Under National Instrument 58-101 - Disclosure of Corporate Governance Practices, we are required to disclose information relating to our corporate governance practices. Our disclosure is set out in Schedule C to this Circular and an overview of our corporate governance practices is contained under the heading "Statement of Corporate Governance Practices" in our 2006 Annual Report.

The Charter of the Board of Directors, which includes the principal responsibilities of the Chair of the Board and the Chief Executive Officer is attached as Schedule D to this Circular. The charter for each Committee of the Board is available on our web site at www.tsx.com under the Investor Relations tab. The Code of Conduct for Directors of TSX Group and the Code of Conduct for Employees of TSX Group are also available in the same location and on SEDAR at www.sedar.com.

Board of Directors' Approval

The Board of Directors has approved the contents and sending of this Management Information Circular to the shareholders.



Sharon C. Pel
Senior Vice President, Legal and Business Affairs
Toronto, Ontario
March 21, 2007

SCHEDULE A
RESOLUTION – APPROVE AMENDMENTS TO SHARE OPTION PLAN

BE IT RESOLVED that:

1. The amendments to the share option plan as proposed at the meeting and as more particularly described under the heading "Amendments to Share Option Plan", are hereby approved.

2. Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Corporation, whether under its corporate seal or not, all such other certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion as may be necessary or desirable for the purpose of giving effect to this resolution.

SCHEDULE B
RECORD OF ATTENDANCE BY DIRECTORS IN 2006

The Board is expected to attend all regularly scheduled Board and committee meetings and, where practicable, all special meetings, and be, in all cases fully prepared for those meetings.

Director	Board Meetings Attended[1]		Standing Committee Meetings Attended	
Tullio Cedraschi	10 of 11	91%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee (Chair)	100%
Raymond Chan[2]	4 of 4	100%	2 of 2 Finance and Audit Committee	100%
Wayne C. Fox	11 of 11	100%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee	100%
			1 of 1 Public Venture Market Committee (Chair)	100%
Raymond Garneau	11 of 11	100%	4 of 4 Governance Committee	100%
			6 of 6 Human Resources Committee	100%
John A. Hagg	11 of 11	100%	6 of 6 Human Resources Committee	100%
			2 of 2 Public Venture Market Committee	100%
Harry A. Jaako	10 of 11	91%	4 of 5 Finance and Audit Committee	80%
			2 of 2 Public Venture Market Committee	100%
J. Spencer Lanthier	11 of 11	100%	5 of 5 Finance and Audit Committee (Chair)	100%
			4 of 4 Governance Committee	100%
Jean Martel	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
			2 of 2 Public Venture Market Committee	100%
Owen McCreery	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
Douglas McGregor[2]	4 of 4	100%	n/a	n/a
John P. Mulvihill	11 of 11	100%	4 of 4 Governance Committee (Chair)	100%
Richard Nesbitt	11 of 11	100%	n/a	n/a
Kathleen M. O'Neill	11 of 11	100%	5 of 5 Finance and Audit Committee	100%
			4 of 4 Governance Committee	100%
Gerri B. Sinclair	11 of 11	100%	6 of 6 Human Resources Committee	100%
			2 of 2 Public Venture Market Committee	100%

Summary of Board and Standing Committee Meetings Held in 2006

Board[1]	11
Finance and Audit Committee	5
Governance Committee	4
Human Resources Committee	6
Public Venture Market Committee	2
Total Numbers of Meetings Held	28

(1) Includes one all-day Board strategy session and one special meeting of the Board.
(2) Messrs. Chan and McGregor were appointed to the Board on July 26, 2006.

SCHEDULE C
CORPORATE GOVERNANCE PRACTICES

We believe that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. Our 2006 Annual Report contains an overview of our corporate governance practices. Our corporate governance practices are aligned with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "National Instrument") and National Policy 58-201 – Corporate Governance Guidelines.

Board of Directors

1. (a) *Disclose the identity of directors who are independent.*

Of our nominees for the Board, (12 out of 14 or approximately 86%) are both independent under the National Instrument, TSX Group's recognition order issued by the Ontario Securities Commission (the "Recognition Order") and under our Board of Directors Independence Standards. Our independent nominees for election to the Board are: Tullio Cedraschi, Raymond Chan, Wayne C. Fox, Raymond Garneau, John A. Hagg, Harry A. Jaako, J. Spencer Lanthier, Jean Martel, Owen McCreery, John P. Mulvihill, Kathleen M. O'Neill and Gerri B. Sinclair.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

A Director is not independent under the Recognition Order and our Board of Directors Independence Standards if the Director has a material relationship with TSX Group. A "material relationship" is a relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director's independent judgment and includes indirect material relationships. A Director who is an employee, associate (within the meaning of the *Securities Act* (Ontario), or executive officer of a Participating Organization or Member of Toronto Stock Exchange or TSX Venture Exchange (collectively, "POs") is considered to have a material relationship with TSX Group. A PO is a registered broker dealer which is permitted access to the facilities of Toronto Stock Exchange or TSX Venture Exchange for the purpose of trading securities listed on those exchanges. The Board has determined that a non-independent Director under the Recognition Order and our Board of Directors Independence Standards is to be considered a non-independent Director under the National Instrument. The Recognition Order requires that at least 50% of TSX Group's Directors be independent. Our Board of Directors Independence Standards can be found on our web site at www.tsx.com.

Two nominees for election to the Board, Messrs. McGregor and Nesbitt, are not independent Directors under the National Instrument and the Recognition Order. Mr. McGregor is an executive officer of a PO of Toronto Stock Exchange and TSX Venture Exchange and Mr. Nesbitt is the Chief Executive Officer of TSX Group.

The Governance Committee at least on an annual basis reviews the relationship of each Director with TSX Group to determine which Directors are independent under the National Instrument, the Recognition Order and our Board of Directors Independence Standards. Such review is also undertaken each time a Director is appointed between annual shareholders meetings. The Governance Committee advises the Board of its findings, for consideration by the Board.

To assist the Governance Committee and the Board with their determinations, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings, and advise us during the course of the year of any material changes to their responses.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Of the nominees for the Board, (12 out of 14 or approximately 86%) are independent under the National Instrument, TSX Group's Recognition Order and our Board of Directors Independence Standards.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

Certain of TSX Group's Directors are Directors of other reporting issuers. Please refer to the Directors' personal information beginning on page seven of this Circular for directorships of other reporting issuers for each Director.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent Directors hold regularly scheduled meetings at which non-independent Directors and management are not present. During 2006, the Board and its Committees held 20 meetings of solely independent Directors as follows:

Board	8
Finance and Audit	5
Governance	2
Human Resources	5
Public Venture Market	0

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent, nor a lead director that is independent describe what the board does to provide leadership for its independent directors.*

Wayne C. Fox is the Chair of the Board and an independent Director. The Chair of the Board reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities and works with the CEO and senior management to ensure that the organization fulfills its responsibilities to stakeholders including shareholders, employees, customers, governments and the public. His responsibilities are set out in the Board's Charter which is attached hereto as Schedule D and can also be found on our web site at www.tsx.com.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Please refer to Schedule B – Record of Attendance by Directors in 2006 on page 40 of this Circular.

2. *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The text of the Board's Charter is attached hereto as Schedule D and can also be found on our web site at www.tsx.com and is reviewed at least annually.

3. (a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board has developed written position descriptions for the Chair of the Board and the chair of each Board committee. The descriptions are set out in their respective charters. The Board Charter is attached hereto as Schedule D. The complete charters of the Board, the Finance and Audit Committee, the Governance Committee, the Human Resources Committee, and the Public Venture Market Committee can be found on our web site at www.tsx.com and are reviewed at least annually.

(b) *Disclose whether or not the board and CEO have developed a written position for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board's Charter sets out the role and responsibilities of the Board, the Chair and the CEO. The Board and CEO review such role and responsibilities on an annual basis. The Board Charter is attached hereto as Schedule D and can also be found on our web site at www.tsx.com.

The Governance Committee conducts an annual review of the performance of the CEO, as measured against corporate and personal objectives established at the beginning of the year jointly by the Governance Committee and CEO and approved by the Board. The results of this annual review are communicated to the Board which then makes an evaluation of the overall performance of TSX Group and the CEO. The evaluation is used by the Human Resources Committee in making its recommendation to the Board concerning the CEO's annual compensation.

Orientation and Continuing Education

4. (a) *Briefly describe what measures the board takes to orient new directors regarding:*

    (i) *the role of the board, its committees and its directors; and*
    (ii) *the nature and operation of the issuer's business.*

The Governance Committee oversees and makes recommendations to the Board regarding the orientation of new Directors. TSX Group maintains orientation and ongoing education programs for Directors, (including new Directors) and regularly reviews these programs. TSX Group provides new Directors with a Directors' Manual, which serves as a corporate reference, as well as with orientation materials describing its business, strategy, objectives and initiatives, so new Directors understand the nature and operation of our businesses and the role of the Board and its committees, as well as the contribution individual Directors are expected to make. New Directors also attend at our offices to meet with TSX Group's executive officers, including the CEO and CFO, to discuss the business functions, initiatives, values and strategies of TSX Group and the contribution individual Directors are expected to make. To assist a new Director the Governance Committee assigns a Board member as a mentor to the new Director.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.*

Directors receive a comprehensive package of information prior to each Board and committee meeting and prior to each strategic planning session. As well, each committee delivers a report to the full Board on its work after each committee meeting. Also, all Directors are invited to attend all committee meetings regardless of whether they are sitting members of a committee. Presentations on different aspects of our business are regularly made to the Board. We also provide the Board with a variety of materials and presentations on an ad hoc basis, to keep them informed about internal developments as well as developments in, or which affect, our industry, the environment in which we operate, continuous disclosure obligations, accounting issues and best practices in corporate governance. All of these materials and other corporate materials are also accessible by Directors on a permanent, secure intranet.

Directors, with the approval of the Chair, may seek additional professional development education at the expense of TSX Group. As well, all Directors are members at our expense of the Institute of Corporate Directors ("ICD") where Directors have access to ICD events and publications which provide an additional source of relevant information.

Ethical Business Conduct

5. (a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

   (i) *disclose how a person or company may obtain a copy of the code;*

   (ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

   (iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Board has approved a Board Code of Conduct for the Directors and an Employee Code of Conduct for officers and employees of TSX Group and its subsidiaries, both of which provide guidance on ethical issues and establish mechanisms to report unethical conduct. The Codes of Conduct may be found on our web site at www.tsx.com and may be found on SEDAR at www.sedar.com. The Finance and Audit Committee also reviews with management that appropriate procedures exist for the receipt, retention and treatment of complaints received by TSX Group regarding accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, or any violation of the Codes of Conduct, and for the protection from retaliation of those who report such complaints in good faith.

The Governance Committee monitors compliance by members of the Board with our Board Code of Conduct and authorizes any waiver granted in connection with this code, and oversees the appropriate disclosure of any such waiver. The Governance Committee also reviews the Board Code of Conduct at least annually. The Governance Committee has not granted any waivers in connection with the code.

The Finance and Audit Committee ensures that adequate and effective systems are in place to enforce compliance with our Employee Code of Conduct. The Human Resources Committee reviews the Employee Code of Conduct at least annually.

Each year, every Director, officer and employee must sign an acknowledgement that he or she has read, understood and complied with the Code of Conduct applicable to him or her. For 2006 each employee was required to successfully complete a test on the Employee Code of Conduct before being permitted to sign the acknowledgement.

No material change reports have been filed by TSX Group since the beginning of the most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from either Code of Conduct.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

Through the annual Director's Questionnaire, Directors are asked to identify if a conflict of interest currently exists or could potentially exist between him or her and TSX Group or any of its subsidiaries or affiliates. This response allows the Board and management to identify conflicts of interest situations in advance. The Board takes appropriate measures to ensure the exercise of independent judgment in considering transactions and agreements in respect of which a Director or executive officer may have a material interest. Where appropriate, Directors remove themselves from portions of Board or committee meetings in accordance with the Board Code of Conduct and the *Business Corporations Act* (Ontario), or ad hoc special committees are constituted, in each case to allow independent discussion of matters in issue. The Board Code of Conduct and corporate and securities legislation require disclosure of conflicts by individual Directors.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as set out in the Board Charter and in the Board's Code of Conduct.

The Board satisfies itself, to the extent feasible, as to the integrity of the CEO, other executive officers and individual Directors and that the CEO, other executive officers and individual Directors create a culture of integrity throughout TSX Group. We are also required under our Recognition Order to take reasonable steps to ensure that each officer or Director of TSX Group is a fit and proper person and the past conduct of each officer or Director affords reasonable grounds for belief that the officer or Director will perform his or her duties with integrity. Each officer and Director of TSX Group is required to complete a personal information form and consent to searches being conducted in order that his or her personal information can be verified for TSX Group by third parties.

In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

Nomination of Directors

6. (a) *Describe the process by which the board identifies new candidates for board nomination.*

The Board has constituted a Governance Committee that is responsible for governance issues, including making recommendations to the Board with respect to nominees to the Board.

The Governance Committee reviews on an ongoing basis the composition of the Board, including the current strengths, skills and experiences on the Board and our strategic direction. The Governance Committee identifies any gaps in the Board's composition and seeks to fill those gaps. Qualities such as integrity, good character and high regard in his or her community or professional field will always be a basic criteria for Board members. The Governance Committee will also consider independence, professional or board expertise, capital market experience, public venture market experience, energy market experience and regulated company experience. As well, representation from geographic regions relevant to TSX Group's strategic priorities is taken into consideration. The objective is to ensure the Board's composition provides the best mix of skills and experience to guide the strategies and business operations of TSX Group. In certain circumstances, the Governance Committee may retain outside consultants to conduct searches for appropriate nominees. In addition, the Governance Committee maintains a list of potential Director candidates for its consideration which is reviewed annually.

Prospective nominees to the Board are made aware of their duties, responsibilities and time commitment expectations as a Director.

The complete charter of the Governance Committee is set out on our web site at www.tsx.com.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Governance Committee acts as the nominating committee of the Board, and is composed entirely of independent Directors.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

Our Governance Committee, which acts as our nominating committee, is responsible for providing the Board with recommendations relating to corporate governance in general, including (i) all matters relating to the stewardship role of the Board in respect of the management of TSX Group, (ii) Board size and composition, including the nominee selection process and orientation of new Directors, (iii) Board compensation, and (iv) such procedures as may be necessary to allow the Board to function independently of management and non-independent Directors.

See the charter of the Governance Committee set out in our web site at www.tsx.com for a complete description of the responsibilities, powers and operation of the Governance Committee.

Compensation

7. (a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

The Governance Committee at least annually reviews and makes recommendations to the Board for its consideration on compensation levels for the Directors. To assist in making such recommendations the Governance Committee relies on external consultants to provide relevant benchmarks. On February 1, 2006, the Board, on the recommendation of the Governance Committee, amended the Board's compensation to take effect on April 26, 2006. The Board's current compensation is detailed on page 14 of this Circular.

On November 29, 2006, the Board, on the recommendation of the Governance Committee, amended the Directors minimum equity ownership requirement from $150,000 to $250,000 to take effect on April 25, 2007. Directors must achieve ownership of $250,000 of common shares (including ownership of DSUs) over a five year period. Until the mandated level of ownership is reached, Directors must take at least 50% of their Board and Committee compensation in the form of DSUs (although Directors are free to elect a higher level of DSU participation).

The Human Resources Committee reviews and makes recommendations to the Board regarding the annual compensation of our CEO and reviews and approves the annual compensation for our officers. In addition, the Human Resources Committee is responsible for overseeing the compensation policies and programs for our executive officers. The Board has the final approval on the compensation philosophy, guidelines and plans for compensation of executive officers.

In determining compensation for our executive officers, the Human Resources Committee relies on external consultants to provide relevant benchmark information and to assist in the review and design of pay programs.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Human Resources Committee acts as the compensation committee of the Board, and is composed entirely of independent Directors.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

One of the principal responsibilities of the Human Resources Committee is to review and make recommendations to the Board regarding the annual compensation of our CEO and to review and approve the annual compensation of our other executive officers. The Human Resources Committee is also responsible for overseeing the compensation policies and programs for executive officers and reviewing and recommending to the Board for its approval any employee incentive or share plan. In addition, the Human Resources Committee reviews senior management succession plans. The Committee also reviews executive compensation disclosure before it is publicly disclosed.

The Board has the final approval on the compensation philosophy, guidelines and plans for compensation of executive officers.

The complete charter of the Human Resources Committee is set out on our web site at www.tsx.com.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

The Human Resources Committee retained the services of Towers Perrin to provide the Human Resources Committee with advice and information on executive compensation. Fees paid to Towers Perrin for executive compensation were approximately $46,180.

The Chair of the Human Resources Committee pre-approves any other consulting work or services that Towers Perrin performs for TSX Group. Fees paid for other consulting work or services for TSX Group were approximately $9,500.

Mercer Human Resource Consulting (Mercer) provides TSX Group with pension related services. Total fees paid to Mercer for consulting and administrative services related to pension were approximately $252,080.

The Governance Committee retained the services of Watson Wyatt & Company to provide the Governance Committee with advice and information in determining Board compensation. Fees paid to Watson Wyatt & Company were approximately $8,585.

The Governance Committee retained the services of Paradigm Leadership Consultants, Inc. (Paradigm) to conduct searches for appropriate nominees to replace Mr. Brown who retired from the Board in 2006. Fees paid to Paradigm were approximately $20,597.

Other Board Committees

8. *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

   TSX Group has in total four standing Board committees: the Finance and Audit Committee, the Governance Committee, the Human Resources Committee, and the Public Venture Market Committee. The charters of each of these committees are available on our web site at www.tsx.com.

   The Public Venture Market Committee's function is to advise and make recommendations to the Board with respect to all policy issues and matters that are likely to have a significant impact on the public venture capital market in Canada and the role of TSX Group and/or TSX Venture Exchange Inc. with respect to such markets.

Assessments

9. *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

   The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and all of the individual Directors. This evaluation is conducted internally by written self-assessment and peer questionnaires and through formal interviews of each Director (other than the Chair) by the Chair of the Board and of the Chair by the chair of the Governance Committee. The Chair will share peer feedback with each Director as appropriate. The Chair will discuss the results of the individual evaluations with the Chair of the Governance Committee and report summary findings to both the Governance Committee and to the full Board. The results of the assessments are reviewed by the Governance Committee and changes, as required, are then implemented to improve Board performance and effectiveness.

SCHEDULE D
TSX GROUP INC.
(THE "CORPORATION")
BOARD CHARTER

1. General

The primary responsibility of the Board of Directors of the Corporation (the "Board") is to provide governance and stewardship to the Corporation.

The Board will appoint a competent executive management team to run the day-to-day operations of the Corporation and will oversee and supervise the management of the business of the Corporation by that team. The Board will oversee the Corporation's systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time): the Finance and Audit Committee, the Human Resources Committee, the Governance Committee and the Public Venture Market Committee.

2. Appointment and Supervision of Management

The Board will:

- Appoint the Chief Executive Officer ("CEO") and other senior officers comprising the senior management team ("SMT"), provide them with advice and counsel and monitor the performance of the CEO against a set of mutually agreed corporate objectives directed at maximizing shareholder value and approve CEO compensation.

- Establish a process to adequately provide for management succession.

- Establish boundaries between the Board and management responsibilities and establish limits of authority delegated to management.

- Satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior officers and that the CEO and other senior officers create a culture of integrity throughout the Corporation.

- Review and consider for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy.

3. Strategic Planning, Risk Management

The Board will:

- Maintain a strategic planning process and review and approve annually a corporate strategic plan and vision which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis.

- Review and approve management's strategic and operational plans to ensure they are consistent with the corporate vision.

- Monitor the Corporation's performance against both short-term and long-term strategic plans and annual performance objectives.

- Confirm that a management system is in place to identify the principal risks to the Corporation and its business and that appropriate procedures are in place to monitor and mitigate those risks.

- Confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters.

- Confirm that processes are in place to comply with the Corporation's by-laws, Codes of Conduct, all recognition orders and exemption orders issued in respect of the Corporation by applicable securities regulatory authorities, and all other significant policies and procedures.

4. Financial Reporting and Management

The Board will:

- Approve the Corporation's financial statements and review and oversee the Corporation's compliance with applicable audit, accounting and financial reporting requirements.

- Approve annual operating and capital budgets.

- Confirm the integrity of the Corporation's internal control and management information systems.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

- Review and assess the adequacy of the Finance and Audit Committee Charter on an annual basis.

5. Shareholder Communication

The Board will:

- Confirm that management has established a system for effective corporate communications including processes for consistent, transparent, regular and timely public disclosure.

- Approve the adoption of a disclosure policy relating to, among other matters, the confidentiality of the Corporation's business information.

- Report annually to shareholders on the Board's stewardship for the previous year.

- Determine appropriate criteria against which to evaluate corporate performance against shareholder expectations and confirm that the Corporation has a system in place to receive feedback from shareholders.

6. Corporate Governance

The Board will:

- Establish an appropriate system of corporate governance including practices to permit the Board to function independently of management and non-independent directors.

- Establish committees and approve their respective charters and the limits of authority delegated to each committee.

- Determine Board member qualifications.

- Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the committees of the Board and their respective chairs, and all the members of the Board and its committees.

- Review on an annual basis whether any two or more Board members sit on the board of another corporation (other than any of the Corporation's subsidiaries) and whether the composition of the Board needs to be changed to eliminate these interlocks.

- Approve the nomination of directors.

- Review the adequacy and form of directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Arrange for non-management and independent directors to meet regularly, and in no case less frequently than quarterly, without management or non-independent directors present.

- Establish a minimum attendance expectation for Board members in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits, and review in advance all the applicable materials for such meetings.

7. Codes of Conduct

The Board will:

- Adopt a Board Code of Conduct and an Employee Code of Conduct (collectively, the "Codes of Conduct") and monitor compliance with those codes.

- Approve any waivers and ensure disclosure of any waivers of the Codes of Conduct in the Corporation's annual report or management information circular.

8. The Chair of the Board

The Chair of the Board reports to the Board and shareholders and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities and works with the CEO and SMT to ensure that the organization fulfills its responsibilities to stakeholders including shareholders, employees, customers, governments and the public. The Chair of the Board will be a director other than the CEO.

The Chair of the Board will:

- Provide effective leadership so that the Board can function independently of management by ensuring that the Board meets regularly without management and non-independent directors, and that the Board may engage outside advisors as required subject to any approvals determined by the Board.

- Establish procedures to govern the Board's work including:

  - together with the corporate secretary, scheduling meetings of the Board and its committees;
  - chairing all meetings of the Board;
  - encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;
  - developing the agenda for Board meetings with input from other Board members and management;
  - together with the corporate secretary, ensuring proper and timely information is delivered to the Board;
  - ensuring that the Board has appropriate administrative support; and
  - addressing complaints, questions and concerns regarding Board matters.

- Ensure the Board fully exercises its responsibilities and duties and complies with applicable governance and other policies.

- Meet or communicate regularly with the CEO regarding corporate governance matters, corporate performance and feedback from Board members.

- Act as a liaison between the Board and management.

- Serve as advisor to the CEO and other officers.

- Together with the Board's Governance Committee, establish appropriate committee structures, including the assignment of Board members and the appointment of committee chairs.

- Ensure that adequate orientation and ongoing training programs are in place for Board members.

- Together with the Board's Governance Committee, establish performance criteria for the Board and for individual Board members and co-ordinate the evaluation of performance and reporting against these criteria.

- Work with the Board or appropriate Board committee to establish performance criteria for the CEO and to facilitate the evaluation of the CEO's performance.

- Work with the Board's Governance Committee to establish and manage a succession program for the CEO's position.

- Oversee matters relating to shareholder relations and chair meetings of the shareholders.

- Work with the CEO to represent the Corporation to external stakeholders including shareholders, the investment community, governments and communities.

The Chair of the Board's performance will be measured against the following key metrics:

- The effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.
- The extent to which the Corporation carries out its responsibilities to shareholders, employees, customers, governments, and the public.
- The quality of communications between the Board and management, including satisfaction of members of management and Board members regarding this communication.

9. The Chief Executive Officer

The CEO is accountable to the Board for achieving corporate goals and objectives within specified limitations and in accordance with the CEO's performance objectives determined annually by the Board.

The CEO will:

- Provide worldwide vision and leadership for the Corporation.
- Develop and recommend corporate strategies, and business and financial plans for the approval of the Board.
- Execute the corporate strategy to achieve profitable growth and maximize shareholder value for the Corporation's shareholders.
- Manage the business operations in accordance with the strategic direction approved by the Board and within operational policies as determined by the Board, including, as applicable:
    - Protecting the core business of the Corporation,
    - Extending the Corporation's pre-eminent position in the Canadian exchange space, and
    - Examining selective opportunities to expand outside Canada.
- Challenge management to set and achieve viable annual and long-term strategic and financial goals.
- Monitor the performance of management against a set of initially agreed corporate objectives directed at maximizing shareholder value.
- Recommend appropriate rewards and incentives for management.
- Report information from management to the Board in a manner and time so that the Board may effectively monitor and evaluate corporate (operational and financial) performance against stated objectives and within executive limitations.
- Report to the Board on relevant trends, anticipated media and analyst coverage, material external or internal changes, and any changes in the assumptions upon which any Board decision or approval has previously been made.

- Advise the Board if, in the CEO's opinion, the Board is not in compliance with its own policies, or legal and/or regulatory requirements.

- Provide the Board with all information and access that the Board may require in order to make fully-informed decisions.

- Report in a timely manner any actual or anticipated non-compliance with any Board approved policy or decision.

TSX GROUP INC.

NOTICE OF NORMAL COURSE ISSUE BID IN ACCORDANCE WITH SUBSECTION 189.1.2 OF THE REGULATION RESPECTING SECURITIES (QUEBEC)

1. **Name and address of the offeree issuer:**

   TSX Group Inc.
   130 King Street West
   Toronto, ON M5X 1J2

2. **Name and address of the offeror:**

   Same as above.

3. **What is the designation of the class(es) of securities that are subject to the bid?**

   Common Shares of TSX Group Inc.

4. **What is the date of the bid?**

   TSX Group Inc. may commence purchases of its outstanding Common Shares under the normal course issuer bid (NCIB) on August 7, 2007 pursuant to a Notice of Intention to Make a Normal Course Issuer Bid filed with Toronto Stock Exchange (TSX) on August 1, 2007.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

   During the period commencing on August 7, 2007 and terminating no later than August 6, 2008, TSX Group Inc. may purchase up to a maximum of 6,841,051 Common Shares, representing 10% of the public float on July 24, 2007.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

   Purchases of the Common Shares will be effected on behalf of TSX Group Inc. by a registered investment dealer (or an affiliate of the dealer) through the facilities of TSX. The price paid by TSX Group Inc. for any Common Shares purchased by it will be the market price of the Common Shares at the time of acquisition. TSX Group Inc. will not purchase the Common Shares other than by means of open market transactions or by way of exempt offers during the period that the NCIB is outstanding. On August 2, 2007, the closing price of the Common Shares on TSX was C$42.19.

7. **What is the fee payable in respect of the bid, as calculated under subsection 271.4(1) of the Regulation?**

   The fees payable in respect of the NCIB are C$14,431.20.

DATED this 3rd day of August, 2007.

TSX GROUP INC.

By: "Sharon C. Pel"
Sharon C. Pel, Senior Vice President,
Legal and Business Affairs

Execution Copy

TSX GROUP INC.

- and -

BOURSE DE MONTRÉAL INC.

COMBINATION AGREEMENT

December 10, 2007

TABLE OF CONTENTS

Page

SCHEDULES

COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 10th day of December, 2007,

BETWEEN:	**TSX GROUP INC.**, a corporation existing under the laws of Ontario (hereinafter referred to as "**TSX**")
AND:	**BOURSE DE MONTRÉAL INC.**, a company existing under the laws of Québec (hereinafter referred to as "**MX**")

WHEREAS TSX and MX wish to enter into an agreement providing for the amalgamation of 9189-7058 Québec Inc. ("**TSX Subco**"), a wholly-owned subsidiary of TSX, and MX under Part IA of the *Companies Act* (Québec) (the "**Amalgamation**") subject to the terms and conditions of this Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX and various business continuity covenants relating to MX and Amalco (as defined herein) as contemplated herein shall become effective; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of MX identified in Schedule A attached hereto (the "**Supporting MX Shareholders**") will enter on the date hereof into support and voting agreements with TSX (the "**Support and Voting Agreements**") evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their MX Shares (as defined herein);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 "**1999 Agreement**" means the memorandum of agreement by and among the Alberta Stock Exchange, the Montréal Exchange, the Toronto Stock Exchange and the Vancouver Stock Exchange dated as of March 15, 1999, as amended from time to time, by which the Canadian exchange industry was realigned and consolidated;

1.1.2 "**Acquisition Proposal**" means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement and other than any transaction between or involving only MX and/or one or more of its direct or indirect wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than TSX) relating to: (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of MX and its Subsidiaries taken as a whole or 10% or more of any voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 10% or more of any class of voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of MX;

1.1.3 "**Affiliates**" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – *Prospectus and Registration Exemptions* as in effect on the date hereof;

1.1.4 "**Agreement**" means this Combination Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.5 "**Amalco**" means the company resulting from the Amalgamation;

1.1.6 "**Amalco Common Shares**" means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the articles of amalgamation appended to the Amalgamation Agreement;

1.1.7 "**Amalco Recognition Order**" has the meaning ascribed thereto in Schedule 1.1.77;

1.1.8 "**Amalco Redeemable Shares**" means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the articles of amalgamation appended to the Amalgamation Agreement;

1.1.9 "**Amalgamation**" has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.10 "**Amalgamation Agreement**" means the agreement among TSX, TSX Subco, TSX Newco and MX in relation to the Amalgamation dated the date hereof and the transactions contemplated hereby attached hereto as Schedule 1.1.10;

1.1.11 "**Amalgamation By-Law**" means MX By-Law 2007-1 dated the date hereof relating to the Amalgamation attached hereto as Schedule 1.1.11;

1.1.12 "**Amalgamation Resolution**" means the resolution of MX Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.12;

1.1.13 "**AMF**" means Québec's Autorité des marchés financiers, and any successor thereof;

1.1.14 "**Articles of Amalgamation**" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar;

1.1.15 "**Board of Directors**" means the board of directors of MX;

1.1.16 "**BOX**" means the Boston Options Exchange Group LLC;

1.1.17 "**BOX Material Contracts**" means: (i) the fifth amended and restated operating agreement made as of January 26, 2005 by and among, *inter alia*, MX and BOX; (ii) the technical and operational agreement between MX and BOX dated September 25, 2005; and (iii) the regulatory services agreement entered into between BOX and Boston Options Exchange Regulation LLC dated April 4, 2002;

1.1.18 "**BSE**" has the meaning ascribed thereto in Section 1.1.77;

1.1.19 "**Business Day**" means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.20 "**CAREX**" means the Canadian Resources Exchange Inc.;

1.1.21 "**Cash Alternative**" has the meaning ascribed thereto in Section 2.1.2(a);

1.1.22 "**Certificate of Amalgamation**" means the certificate issued by the Enterprise Registrar attesting to the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.23 "**Change in Recommendation**" has the meaning ascribed thereto in Section 7.2.1(c);

1.1.24 "**Circular**" means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules

thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.25 "**Commissioner**" means the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act;

1.1.26 "**Companies Act**" means the *Companies Act* (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.27 "**Competition Act**" means the *Competition Act* (Canada) as now in effect and as it may be amended from time to time to the Effective Date;

1.1.28 "**Confidentiality Agreement**" means the letter agreement dated May 10, 2007, as amended by the Exclusivity Agreement and as further amended from time to time, between MX and TSX, relating to the confidentiality of negotiations and information;

1.1.29 "**Contracts**" (individually, a "**Contract**") means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which TSX or MX, as the case may be, or any of their respective Subsidiaries is a party or by which TSX or MX, as the case may be, or any of their respective Subsidiaries is bound or under which TSX or MX, as the case may be, or any of their respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.30 "**Depository**" shall mean CIBC Mellon Trust Company;

1.1.31 "**Derivative Work**" means a work that is based upon one or more pre-existing works, such as a revision, enhancement, modification, abridgement, condensation, expansion or any other form in which such pre-existing works may be recast, transformed or adapted, and which, if prepared without authorization of the owner of the copyright in such pre-existing work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a pre-existing work and translation from one human language to another and from one type of code or computer platform to another;

1.1.32 "**Effective Date**" means the date shown on the Certificate of Amalgamation;

1.1.33 "**Employment Agreement**" means the employment agreement between TSX and Mr. Luc Bertrand dated the date hereof;

1.1.34 "**Encumbrances**" shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing;

1.1.35 "**Enterprise Registrar**" means the enterprise registrar acting under the Companies Act;

1.1.36 "**Exchange Ratio**" means 0.7784 TSX Share for each MX Share;

1.1.37 "**Exclusivity Agreement**" means the letter agreement dated November 20, 2007, as amended from time to time, between MX and TSX, in relation to the exclusivity of negotiations, confidentiality and other matters;

1.1.38 "**GAAP**" means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein;

1.1.39 "**Governmental Entity**" (collectively, the "**Governmental Entities**") means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.40 "**Indebtedness**" means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other person;

1.1.41 "**Intellectual Property**" means intellectual property rights, whether patented or registered or not, including rights in:

(a) inventions, discoveries, ideas, concepts, and Technical Information, whether patentable or not, pending patent applications (including divisional, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents (collectively "**Patents**");

(b) trade-marks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing (collectively, "**Trademarks**");

(c) computer programs (including source code, object code and data) and related documentation and materials (collectively, "**Information Technology**");

(d) works of authorship including works in which copyright subsists (including any registrations and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) (collectively, "**Copyrights**");

(e) industrial designs and similar rights; and

(f) integrated circuit topographies, mask works and similar rights;

1.1.42 "**Laws**" (individually, a "**Law**") means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.43 "**Leased Real Property**" has the meaning ascribed thereto in Schedule 3.1;

1.1.44 "**Legal Action**" has the meaning ascribed thereto in Schedule 3.1;

1.1.45 "**License Agreement**" means any material agreement granting or obtaining any right to use or practice any rights under any Intellectual Property to which MX is a party or otherwise bound, either as licensee or licensor;

1.1.46 "**Matching Period**" has the meaning ascribed thereto in Section 5.7.1(iv);

1.1.47 "**Material Adverse Effect**" means any event, change or effect that is, or would reasonably be expected to be (individually or in the aggregate), material and adverse to the business, assets, properties, condition (financial or otherwise), results of operations of either TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole; except any such event, change or effect resulting from or arising in connection with:

(a) any change in GAAP;

(b) any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(c) any change or development in general economic, business, or regulatory conditions or in global financial or capital markets;

(d) any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(e) any change or development affecting the industries in which either of TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

(f) the announcement of the entering into of this Agreement or of the Amalgamation and the consummation of the transactions contemplated herein;

(g) any change in the market price or trading volume of any securities of TSX or MX (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of TSX or MX, as the case may be, trade;

provided, however, that any such event, change or effect referred to in clauses (b), (c), (d) or (e), above does not primarily relate only to (or have the effect of primarily relating only to) TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, or disproportionately adversely affect TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, compared, in the latter case, to other companies of similar size operating in the industries in which TSX, MX and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

1.1.48 "**material fact**" has the meaning ascribed thereto in the *Securities Act*;

1.1.49 "**Maximum Cash Consideration**" has the meaning ascribed thereto at Section 2.1.2(a);

1.1.50 "**Maximum Share Consideration**" has the meaning ascribed thereto at Section 2.1.2(a);

1.1.51 "**Material Customer**" has the meaning ascribed thereto in Schedule 3.1;

1.1.52 "**MCeX**" means the Montréal Climate Exchange Inc.;

1.1.53 "**Meeting Date**" means any date on which the MX Meeting occurs;

1.1.54 "**MX Disclosure Letter**" means the letter dated as of the date hereof delivered by MX to TSX prior to the execution of this Agreement;

1.1.55 "**MX Disclosure Record**" means: (i) the non-offering prospectus of MX dated March 23, 2007; (ii) the audited consolidated financial statements of MX as at and for the fiscal years ended December 31, 2006 and 2005, including the notes thereto and the management's discussion and analysis thereof; and (iii) the unaudited interim consolidated financial statements of MX as at and for the nine-month period ended September 30, 2007, including the notes thereto and the management's discussion and analysis thereof;

1.1.56 "**MX Employee Purchase Plan**" means the employee share purchase plan adopted by MX on February 13, 2007, as it may be amended from time to time;

1.1.57 "**MX Financial Statements**" has the meaning ascribed thereto in Schedule 3.1;

1.1.58 "**MX Material Contracts**" has the meaning ascribed thereto in Schedule 3.1;

1.1.59 "**MX Meeting**" means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution;

1.1.60 "**MX Nominees**" has the meaning ascribed thereto in Section 5.9.1;

1.1.61 "**MX Options**" means the options to purchase MX Shares outstanding and unexercised at any given date and granted under any stock option plans established by MX or any of its Subsidiaries, as the case may be, including the MX Stock Option Plan;

1.1.62 "**MX Owned Intellectual Property**" has the meaning ascribed thereto in Schedule 3.1;

1.1.63 "**MX Plans**" has the meaning ascribed thereto in Schedule 3.1;

1.1.64 "**MX Rights**" means all outstanding options (other than MX Options) granted by MX or any of its Subsidiaries to acquire shares in the share capital of MX or any of its Subsidiaries, and other securities, rights, warrants, calls, instruments, shareholder agreements, voting trusts, voting agreements, pooling agreements, shareholder rights plans, agreements or commitments of any character whatsoever, written or verbal, (other than this Agreement) established by MX or any of its Subsidiaries requiring the issuance, acquisition, sale or transfer by MX of any shares in the share capital of MX or any of its Subsidiaries or any securities convertible or exchangeable into, or exercisable for, shares in the share capital of MX or any of its Subsidiaries or entitling the holder thereof to acquire, or have a Legal Action against MX or any of its Subsidiaries in respect of, shares in the share capital of MX or any of its Subsidiaries or other securities of MX or any of its Subsidiaries;

1.1.65 "**MX Shareholders**" (individually, a "**MX Shareholder**") means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.66 "**MX Shares**" (individually, a "**MX Share**") means common shares in the share capital of MX;

1.1.67 "**MX Stock Option Plan**" means the stock option plan of MX for the benefit of officers and key employees of MX adopted by MX on February 13, 2007, as it may be amended from time to time;

1.1.68 "**Notice Date**" has the meaning ascribed thereto in Section 5.7.1;

1.1.69 "**Ontario Approvals**" means the Regulatory Approvals obtained from the OSC referred to in items 5 and 6 of Schedule 1.1.77;

1.1.70 "**OSC**" means the Ontario Securities Commission, and any successor thereof;

1.1.71 "**Other Nominees**" has the meaning ascribed thereto in Schedule 4.2;

1.1.72 "**Permit**" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

1.1.73 "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.74 "**Personal Information**" has the meaning ascribed thereto in Schedule 3.1;

1.1.75 "**Québec Approvals**" means the Regulatory Approvals to be obtained from the AMF referred to in items 2, 3 and 4 of Schedule 1.1.77 and in the MX Disclosure Letter;

1.1.76 "**Recognition Order**" means AMF Decision No. 2003-C-0184 in respect of the recognition of Bourse de Montréal Inc. as a self-regulatory organisation;

1.1.77 "**Regulatory Approvals**" (individually, a "**Regulatory Approval**") means those sanctions, rulings, consents, orders, exemptions, permits, declarations, filings and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set out on Schedule 1.1.77 and the MX Disclosure Letter;

1.1.78 "**Remaining TSX Shares**" has the meaning ascribed thereto in Section 2.1.3;

1.1.79 "**Replacement Option**" has the meaning ascribed thereto in Section 2.7.1

1.1.80 "**Representatives**" has the meaning ascribed thereto in Section 5.6.1;

1.1.81 "**Returns**" means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

1.1.82 "**SEC**" means the United States Securities and Exchange Commission;

1.1.83 "**Securities Act**" means the *Securities Act* (Québec), as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.84 "**Securities Authorities**" means the applicable securities commissions and other securities regulatory authorities in Canada;

1.1.85 "**Share Alternative**" has the meaning ascribed thereto in Section 2.1.2(a);

1.1.86 "**Subsidiary**" (collectively, the "**Subsidiaries**") with respect to any Person means any body corporate of which such Person is entitled to elect a majority of the board of directors thereof and shall include any other Person over which it exercises direction or control or which is in a like relation to such first Person;

1.1.87 "**Superior Proposal**" means a bona fide Acquisition Proposal made to MX in writing and duly authorized by the board of directors of the Person making the Acquisition Proposal: (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, purchase of assets (including transfer of assets in favour of an income trust) or similar transaction), all the outstanding MX Shares, or all the assets or revenues of MX on a consolidated basis; (ii) that was not solicited by MX or any of its representatives in contravention of Section 5.6; (iii) that, to the extent it offers cash consideration, for which any required financing is then committed; (iv) that the Board of Directors determines in good faith (after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors' fiduciary duties), taking into account all legal, financial, regulatory and other aspects of such proposal and giving due consideration to the commitments set out in Schedule 4.2:

(a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b) would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to MX Shareholders than the transaction contemplated by this Agreement;

1.1.88 "**Support and Voting Agreements**" has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.89 "**Supporting MX Shareholders**" has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.90 "**Target Completion Date**" means June 30, 2008, subject to the right of either party to postpone the Target Completion Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Target Completion Date (and any subsequent Target Completion Date), or such later date as may be agreed to in writing by the Parties;

1.1.91 "**Tax**" and "**Taxes**" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.92 "**Technical Information**" means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of MX or any of its Subsidiaries (including CAREX), including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

1.1.93 "**Technology**" means all Intellectual Property and Technical Information;

1.1.94 "**Termination Fee**" has the meaning ascribed thereto in Section 7.3.1;

1.1.95 "**Termination Fee Event**" has the meaning ascribed thereto in Section 7.3.1;

1.1.96 "**Third Party Software**" means software (including third party commercial products, shareware, freeware, free software, open source software, public domain software and redistributables) that is not owned exclusively by MX or any of its Subsidiaries;

1.1.97 "**TSX Disclosure Letter**" means the letter dated as of the date hereof delivered by TSX to MX prior to the execution of this Agreement;

1.1.98 "**TSX Disclosure Record**" means: (i) the annual information form of TSX dated March 26, 2007 for the fiscal year ended December 31, 2006; (ii) the audited consolidated financial statements of TSX as at and for the fiscal years ended December 31, 2006 and 2005, including the notes thereto and the management's discussion and analysis thereof; (iii) the unaudited interim consolidated financial statements of TSX as at and for the nine- month period ended September 30, 2007, including the notes thereto and the management's discussion and analysis thereof; and (iv) the management proxy circular of TSX dated April 25, 2007;

1.1.99 "**TSX Employee Share Purchase Plan**" means the employee share purchase plan of TSX amended and restated as at January 1, 2004;

1.1.100 "**TSX Financial Statements**" has the meaning ascribed thereto in Schedule 3.2;

1.1.101 "**TSX Intellectual Property**" has the meaning ascribed thereto in Schedule 3.2;

1.1.102 "**TSX Newco**" means 9190-1983 Québec Inc.;

1.1.103 "**TSX Options**" means the options to purchase TSX Shares outstanding and unexercised at any given date and granted under any stock option plans established by TSX and any of its subsidiaries, as the case may be, including the TSX Stock Option Plan;

1.1.104 "**TSX Recognition Order**" means the decision from the OSC dated April 3, 2000, 23 O.S.C.B. 2495, as varied from time to time, in respect of the recognition of TSX as an exchange;

1.1.105 "**TSX Shareholders**" means the registered or beneficial holders of the issued and outstanding TSX Shares, from time to time;

1.1.106 "**TSX Shares**" (individually, a "**TSX Share**") means common shares in the share capital of TSX;

1.1.107 "**TSX Stock Option Plan**" means the stock option plan of TSX adopted by the TSX board of directors on September 4, 2002, and the TSX Shareholders on October 22, 2002, as amended from time to time;

1.1.108 "**U.S. Securities Act**" means the *U.S. Securities Act of 1933*, as amended; and

1.1.109 "**Value**" has the meaning ascribed thereto in Section 2.1.2.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder"

and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule, in the MX Disclosure Letter or the TSX Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

1.3 Currency

All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement, the Amalgamation Agreement, the Confidentiality Agreement (which shall terminate on the Effective Date) constitute the entire agreement between the parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Amalgamation and such arrangements.

1.7 Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.8 Knowledge

1.8.1 Any reference to the knowledge of MX shall mean to the best of the knowledge, information and belief of the persons listed in the MX Disclosure Letter after reasonable enquiry.

1.8.2 Any reference to the knowledge of TSX shall mean to the best of the knowledge, information and belief of the persons listed in the TSX Disclosure Letter after reasonable enquiry.

ARTICLE 2
AMALGAMATION

2.1 Terms of Amalgamation

MX and TSX covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

2.1.1 At the Effective Date, TSX Subco and MX shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Part IA of the Companies Act.

2.1.2 At the Effective Date:

(a) the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the "**Share Alternative**"); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39.00 per share (the "**Cash Alternative**"), in each case subject to proration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 2.1.3; (y) the maximum number of Amalco Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Amalco Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Amalco Redeemable Shares shall be $428,200,000 (the "**Maximum Cash Consideration**"); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the "**Maximum Share Consideration**");

(b) any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, as provided in the Amalgamation Agreement or who does not properly elect either the Share

Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative;

(c) if the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Amalco Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Amalco Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Amalco Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 2.1.3;

(d) if the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Amalco Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Amalco Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph (d)), the number of such Amalco Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio;

(e) in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (a), Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Amalco Common Shares as represents the value (the "**Value**") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value; and

(f) each of the common shares of TSX Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of TSX Subco.

2.1.3 In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the "**Remaining TSX Shares**") as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

2.1.4 Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

2.1.5 Nothing set forth herein shall restrict the board of directors of TSX from enforcing the restrictions set forth in the articles of incorporation of TSX provided that, in no event, shall any Person or any combination of Persons or Persons acting jointly or in concert beneficially own or exercise control or direction over more than ten percent of the TSX Shares or any percentage as may from time to time be prescribed under applicable Laws.

2.2 MX Meeting

Subject to the terms hereof, MX covenants and agrees in favour of TSX that MX shall:

2.2.1 convene and hold the MX Meeting no later than February 13, 2008 for the purpose of considering the Amalgamation Resolution;

2.2.2 subject to Section 6.4, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the MX Meeting without TSX's prior written consent, not to be unreasonably withheld, except as required for quorum purposes, by Law or by the MX Shareholders;

2.2.3 subject to Section 5.6, duly use all lawful and commercially reasonable efforts to obtain the approval of the MX Shareholders of the Amalgamation Resolution and cooperate with TSX upon its request in soliciting proxies on behalf of management of MX pursuant to the Circular, in accordance with the Companies Act, including, if so requested by TSX, acting reasonably, using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

2.2.4 advise TSX as TSX may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the MX Meeting, as to the aggregate tally of the proxies received by MX in respect of the Amalgamation Resolution and the manner in which such proxies have been voted;

2.2.5 consult with TSX and TSX's representatives and counsel in setting the date of the MX Meeting and allow TSX's representatives and counsel to attend the MX Meeting; and

2.2.6 subject to obtaining: (i) the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the MX Shareholders, present in person or represented by proxy at the MX Meeting; and (ii) any other required MX Shareholders approval to comply with any securities Laws, as soon as reasonably practicable thereafter, and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, authorize any director of TSX Subco to file with the Enterprise Registrar the Articles of Amalgamation, and such other documents as may be required under the Companies Act to give effect to the Amalgamation.

2.3 MX Approval of the Amalgamation

MX represents and warrants to and in favour of TSX and acknowledges that TSX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that, as of the date hereof:

2.3.1 the Board of Directors has determined unanimously (other than Mr. Richard Schaeffer, who did not participate in the Board of Directors' determination), upon consultation with its financial advisors, that the Amalgamation is fair to all MX Shareholders, that the Amalgamation is in the best interests of MX and the MX Shareholders, and accordingly, has unanimously approved the entering into of this Agreement and the Amalgamation Agreement, the Amalgamation By-Law and

the making of a recommendation that MX Shareholders vote all of their MX Shares in favour of the Amalgamation Resolution;

2.3.2 each member of the Board of Directors (other than Mr. Richard Schaeffer, who did not participate in the Board of Directors' determination) has indicated his intention to vote all of his MX Shares in favour of the Amalgamation Resolution and has agreed that the joint press release to be issued by the MX and TSX announcing the Amalgamation may so reference such statement of intention and that references to such intention may be made in the Circular; and

2.3.3 National Bank Financial Inc. and Citigroup Global Markets Inc. have delivered an opinion to the Board of Directors to the effect that the consideration to be received under the Amalgamation is fair from a financial point of view to all MX Shareholders.

2.4 MX Circular

MX shall prepare the Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Amalgamation and MX shall cause the Circular and other documentation required in connection with the MX Meeting to be sent to each MX Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1. TSX and its counsel shall be given reasonable opportunity to review and comment upon draft versions of the Circular prior to its being sent to each MX Shareholder (and other Persons) and filed as required by applicable Laws and all reasonable comments made by TSX and its counsel shall be taken into consideration and incorporated in the Circular, recognizing that whether or not such comments are appropriate will be determined by MX, acting reasonably; provided that all comments with respect to information related to TSX or provided by or on behalf of TSX and relating to TSX for the purpose of inclusion in the Circular shall be accepted and incorporated in the Circular.

2.5 Securities and Corporate Compliance

MX shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* in relation to the MX Meeting and, without limiting the generality of the foregoing, shall, in consultation with the TSX and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to Section 2.20 thereof.

2.6 Preparation of Filings

2.6.1 MX and TSX shall cooperate in:

(a) the preparation of any application for the orders and the preparation of any other documents reasonably deemed by TSX or MX to be necessary to discharge their respective obligations under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement; and

(b) the taking of all such action as may be required under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement.

2.6.2 TSX shall furnish to MX all such information concerning TSX and the TSX Shareholders as may be required in connection with Sections 2.4 and the foregoing provisions of this Section 2.6, and covenants that no information so furnished by TSX will contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make any information so furnished not misleading in light of the circumstances in which it is furnished.

2.6.3 Subject to compliance by MX with Section 2.4, TSX will indemnify and save harmless MX and its directors and officers from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which MX, and its directors or officers may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a) any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by or on behalf of TSX for the purpose of inclusion in the Circular, including the pro forma financial statements to be included therein (except for any such misrepresentation resulting from financial information supplied by MX); and

(b) any order made, or any inquiry, investigation or proceeding by any Governmental Entity, based on any misrepresentation or any alleged misrepresentation in any information related to TSX and provided by or on behalf of TSX for the purpose of inclusion in the Circular.

2.6.4 Each party shall promptly notify the other if at any time before the Effective Date it becomes aware that the Circular or an application for any order referred to in Section 2.6.1(a) contains any misrepresentation that is likely to affect the value of the market price of the MX Shares or the TSX Shares, as the case may be, or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, MX shall prepare a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to MX Shareholders (and other Person) and/or filed with the relevant securities regulatory authorities. TSX and its counsel shall be given reasonable opportunity to review and comment upon draft versions of any such supplement or amendment to the Circular or any such other document prior to its being sent to each MX Shareholder (and other Person) and filed as required by applicable Laws and all reasonable comments made by TSX and its counsel shall be taken into consideration and incorporated in any such supplement or amendment to the Circular, recognizing that whether or not such comments are

appropriate will be determined by MX, acting reasonably; provided that all comments with respect to information related to TSX or provided by or on behalf of TSX relating to TSX for the purpose of inclusion in the Circular shall be taken into consideration and incorporated in any such supplement or amendment to the Circular.

2.6.5 MX shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that, at the date of the mailing of the Circular to MX Shareholders and at the date of the MX Meeting, the Circular does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (other than with respect to any information relating to TSX provided by or on behalf of TSX). Without limiting the generality of the foregoing, MX shall ensure that the Circular provides MX Shareholders with information in sufficient detail to enable reasonable securityholders to form a reasoned judgment concerning the matters to be placed before them at the MX Meeting.

2.7 MX Options, MX Stock Option Plan and MX Employee Purchase Plan

MX and TSX covenant and agree as follows with respect to the MX Options, the MX Stock Option Plan and the MX Employee Purchase Plan:

2.7.1 Each outstanding MX Option, whether vested or unvested, that is outstanding immediately prior to the Effective Date (an "**Unexercised Option**") shall be cancelled and, in consideration for such cancellation, such holder shall receive from TSX an option (a "**Replacement Option**") to purchase TSX Shares entitling the holder thereof, upon delivery to the executive offices of TSX of a duly completed exercise notice addressed to the Assistant Corporate Secretary of TSX, to purchase a number of TSX Shares equal to the product of the number of MX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per TSX Share equal to the exercise price per MX Share of such Unexercised Option immediately prior to the Effective Date divided by the Exchange Ratio; provided that the exercise price shall be adjusted upwards to the extent necessary to ensure that the conditions for a tax-deferred exchange set forth in subsection 7(1.4) of the *Income Tax Act* (Canada) are satisfied in respect of the transaction contemplated in this Section 2.7.1 but only to the extent such adjustment is approved by Toronto Stock Exchange without any requirement for approval by TSX Shareholders. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of a TSX Share, then the number of TSX Shares subject to such Replacement Option shall be rounded down to the next whole number of TSX Shares.

Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the MX Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option)

will be the same as the terms and conditions of such Unexercised Option, including the original vesting period applicable thereto, if any, without any acceleration of such vesting period by the Human Resources Committee of the Board of Directors. TSX will enter into Contracts with the holders of Replacement Options to evidence such Replacement Options, unless such holder's Unexercised Options have been amended to reflect this Section 2.7.1 in accordance with the terms of the MX Stock Option Plan.

2.7.2 The MX Stock Option Plan shall be terminated at the Effective Date, and no MX Options shall be granted after the date hereof, provided however, that up to 35,213 MX Options may be granted in January 2008, in the ordinary course and consistent with past practice, pursuant to the terms of existing employment agreements and in accordance with the terms of the MX Stock Option Plan.

2.7.3 The MX Employee Purchase Plan shall be terminated immediately prior to the Effective Date. MX shall cause: (i) all amounts or contributions held by the plan administrator to be used to purchase MX Shares prior to the termination of the plan; and (ii) all amounts, contributions or MX Shares to be allocated to and to fully vest in the participants prior to the termination of the plan. MX employees eligible to participate to the MX Employee Purchase Plan at the Effective Date shall be eligible to participate to the TSX Employee Share Purchase Plan from and after the Effective Date.

2.8 Securities Laws; Filings and Orders

TSX will file, no later than the date the Circular is filed with the Securities Authorities, the Circular with the SEC on Form F-8 or Form F-80, as applicable, under the U.S. Securities Act, or will furnish the Circular to the SEC under cover of Form CB pursuant to Rule 802 under the U.S. Securities Act, if the exemption from the registration requirement of the U.S. Securities Act provided by such rule is available. TSX will also file such other documents or agreements as is required by the SEC and will pay any required filing fee in connection therewith. Any amendments to the Circular shall be furnished to or filed with the SEC by TSX as required by the relevant rules of the SEC. If TSX is not eligible to use any of such Form F-8, Form F-80 or Form CB pursuant to Rule 802 under the U.S. Securities Act, MX and TSX covenant and agree, at the request of TSX, to amend this Agreement or to proceed with another form of transaction whereby substantially similar results as intended under this Agreement and the Amalgamation could be achieved without causing TSX to register any of its securities under the U.S. Securities Act, including on economic terms and other terms and conditions and having consequences to the MX Shareholders which, in relation to MX and the MX Shareholders, are at least equivalent or better than those contemplated by this Agreement (except that such other form of transaction may require a different level of approval by the MX Shareholders than is provided by Section 6.1.1) and to amend this Agreement accordingly.

2.9 Payment of Consideration

TSX will, following receipt of Regulatory Approvals and immediately prior to the filing by MX of the Articles of Amalgamation with the Enterprise Registrar, provide the Depositary with

sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to MX, acting reasonably) and a treasury order relating to the issuance of a sufficient number of TSX Shares to complete all of the transactions contemplated by the Amalgamation.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of MX

MX represents and warrants to and in favour of TSX as set forth in Schedule 3.1 and acknowledges that TSX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2 Representations and Warranties of TSX

TSX represents and warrants to and in favour of MX as set forth in Schedule 3.2 and acknowledges that MX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3 Survival

The representations and warranties of each of MX and TSX contained herein shall not survive the completion of the Amalgamation and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4
REGULATORY APPROVALS

4.1 Applications

4.1.1 MX and TSX covenant and agree to proceed diligently, in a coordinated fashion, to apply for, and obtain the Regulatory Approvals. MX, subject to Section 4.1.3, shall lead the process for obtaining the Québec Approvals and TSX, subject to Section 4.1.3, shall lead the process for obtaining the Ontario Approvals (it being understood that each party will co-operate with and provide the other with any support and/or information as contemplated in Section 4.1.2). TSX agrees to provide an undertaking in favour of the AMF with respect to each item referred to as an undertaking of TSX to the AMF in Schedule 4.2. For the avoidance of doubt, no approach by either party to any Governmental Entity shall include any proposal or undertaking not contemplated in Schedule 4.2 of this Agreement.

4.1.2 Subject to Section 4.1.1, MX and TSX covenant and agree: (i) to take promptly all actions necessary to cause the filings required by the parties and their respective Subsidiaries, to obtain all Regulatory Approvals to be made as soon as possible and, in the case of the filings under the Competition Act, filing within 14

days from the date hereof, an application for an advance ruling certificate and a long-form pre-merger notification; (ii) to comply at the earliest practicable date with any request for additional information received by any party or its Subsidiaries, from any Governmental Entities, including the AMF, the OSC, the SEC or the Competition Bureau in connection with obtaining any Regulatory Approval; and (iii) to cooperate with each other in connection with their respective filings with respect to obtaining any Regulatory Approval and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. For greater certainty, each party hereby agrees that from the date hereof until the earlier of (i) the Effective Date; or (ii) this Agreement having been terminated pursuant its terms, it shall use its commercially reasonable efforts, and shall cause its Subsidiaries, to use their commercially reasonable efforts, to obtain the Regulatory Approvals as soon as reasonably practicable, and, without limitation, it shall, and where appropriate shall cause its Subsidiaries, to:

(a) effect all necessary or appropriate registrations, filings, applications and submissions of information required by Governmental Entities from such party or any of its Subsidiaries;

(b) effect such presentations and assist at such meetings with Governmental Entities as may be deemed necessary or useful for the purpose of obtaining the Regulatory Approvals; and

(c) cooperate in the preparation of any response by the other party to any request for additional information received by such other party or its Subsidiaries, from any Governmental Entities, including without limitation, the AMF or the Competition Bureau, in connection with obtaining any Regulatory Approval.

4.1.3 Each party hereby covenants and agrees in favour of the other party that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, it will not initiate discussions or hold meetings with Governmental Entities, including without limitation the AMF, the OSC, the SEC or the Competition Bureau, without the knowledge, presence or prior consultation of the other party.

4.1.4 MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a unitholder to ensure that: (i) BOX does or refrains from doing all such acts and things as may be necessary in order to comply with Section 4.1.2 and Section 4.1.3, as if all references therein to "Subsidiaries" were also references to "BOX"; and (ii) the rule change filing with the SEC described at item 7 of Schedule 1.1.75 is made prior to and separately from any rule change in connection with MX's acquisition of additional units of BOX, any business combination involving BOX or the filing by BOX of a Form 1 with the SEC under the *Securities Exchange Act of 1934* for BOX to register as an exchange.

4.2 Obtaining of Regulatory Approvals

For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to the parties, acting reasonably; provided, however, that the parties agree that the Amalco Recognition Order shall have been obtained on satisfactory terms if: (i) the Amalco Recognition Order contains the terms and conditions described in Schedule 4.2; and (ii) the TSX undertaking to the AMF in support of the Amalco Recognition Order contains the terms and conditions described in Schedule 4.2. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

ARTICLE 5
COVENANTS

5.1 Recommendation of Amalgamation

MX hereby covenants and agrees in favour of TSX that, subject to Sections 5.6 and 5.7, it will, through its Board of Directors:

5.1.1 unanimously recommend in the Circular and at the MX Meeting that MX Shareholders vote all of their MX Shares in favour of the Amalgamation Resolution and MX, through its Board of Directors, shall publicly reconfirm such recommendation upon the reasonable request in writing from time to time of TSX. All public comment by MX in relation to the Amalgamation shall be made in accordance with Section 8.6 and shall be consistent with and supportive of such recommendation. MX shall not act or fail to act in any way that might reasonably be expected to discourage the MX Shareholders from voting in favour of the Amalgamation or that might reasonably encourage the MX Shareholders to vote against the Amalgamation;

5.1.2 not withdraw its recommendation that MX Shareholders vote in favour of the Amalgamation as set out in Section 5.1.1; and

5.1.3 use commercially reasonable efforts to cause the directors and senior officers of MX and its Subsidiaries, other than Supporting MX Shareholders to vote the MX Shares held by them at the MX Meeting in favour of the Amalgamation Resolution.

5.2 Covenants of MX

MX hereby covenants and agrees in favour of TSX that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, MX shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by MX or any of its Subsidiaries, as the case may be, under this Agreement and shall

do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, MX shall, subject to Sections 5.6 and 5.7, and where appropriate shall cause its Subsidiaries to:

5.2.1 provide lists of MX Shareholders of all classes and series of securities of MX prepared by MX or the transfer agent of MX and a list of holders of MX Options and MX Rights (with full particulars as to, among others, the purchase, exercise or conversion price, vesting and expiry date) prepared by MX (as well as a security position listing from each depository, including CDS Clearing and Depository Services Inc.) and deliver such lists to TSX within five Business Days after execution of this Agreement and obtain and deliver to TSX thereafter as may reasonably be requested by TSX during the term of this Agreement supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and, if available, in computer-readable format;

5.2.2 notify TSX forthwith upon becoming aware of any notice regarding any MX Options and MX Rights, and inform TSX of all information (including the identity of the giver thereof) known to it regarding such notice;

5.2.3 use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to MX or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.2.4 use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on MX or its Subsidiaries with respect to the transactions contemplated hereby;

5.2.5 prior to the mailing of the Circular, provide TSX for each of the MX Nominees with a Personal Information Form and any other material required by TSX to fulfill its obligations under the TSX Recognition Order;

5.2.6 use commercially reasonable efforts to obtain decisions from the OSC and the AMF exempting MX from the business combination and going private transaction requirements of OSC Rule 61-501 - *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* and Regulation Q-27 *Respecting Protection of Minority Securityholders in the Course of Certain Transactions* with regard to the Employment Agreement;

5.2.7 use commercially reasonable efforts to cause all holders of Replacement Options to enter into Contracts with TSX to evidence the Replacement Options, which Contracts shall contain the terms and conditions described in Section 2.7.1, unless

such Unexercised Options have been amended to reflect Section 2.7.1 in accordance with the terms of the MX Stock Option Plan;

5.2.8 prior to the Effective Date, to the extent possible under applicable Laws, cause: (i) Bourse de Montréal (1874) to be renamed such that it no longer bears the "Bourse de Montréal" name; or (ii) Bourse de Montréal (1874) to be dissolved;

5.2.9 not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or action and all references to the date hereof were to such later date; or (iii) adversely affect MX's ability to perform and comply with its covenants and agreements under this Agreement; and

5.2.10 promptly advise, first orally and then in writing, TSX of: (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of MX contained in this Agreement, except any such representation or warranty which speaks as of a date prior to the occurrence of such fact, event or change, untrue or incorrect; and (ii) any breach by MX or any of its Subsidiaries of any covenant or agreement contained in this Agreement; or (iii) any death, resignation, termination of employment or other departure of any senior officer of MX or any of its Subsidiaries.

MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.2, as if all references therein to "Subsidiaries" were also references to "CAREX" or "BOX", as the case may be.

5.3 Operation of Business by MX

MX hereby covenants and agrees in favour of TSX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, except as provided in the MX Disclosure Letter, consented to in writing by TSX, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or a Governmental Entity:

5.3.1 the business of MX and its Subsidiaries shall be conducted only, and MX and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and MX shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and key employees, in each case, consistent with past practice;

5.3.2 MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the MX Shares owned by any Person or the securities of any Subsidiary owned by a Person other than MX except for, in the case of any Subsidiary wholly-owned by MX, any dividends payable to MX or any other wholly-owned Subsidiary of MX; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MX or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MX or its Subsidiaries, other than the issuance of MX Shares issuable pursuant to the terms of the outstanding MX Options and MX Rights; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more MX wholly-owned Subsidiaries or between MX and a MX wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of MX or any of its Subsidiaries; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

5.3.3 MX shall promptly notify TSX in writing of any circumstance or development that, to the knowledge of MX, is or would reasonably be expected to constitute a Material Adverse Effect on MX or any change in any material fact set forth in the MX Public Disclosure Record or in the MX Disclosure Letter;

5.3.4 MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any Subsidiary or of CAREX) of MX or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) sell, pledge, lease, license, dispose of or encumber its securities or units in BOX; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any property or assets of any other Person with a fair market value, individually or in the aggregate, in excess of $4.0 million; (iv) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially market terms and (b) Indebtedness incurred in the ordinary course of business not to exceed $300,000 in the aggregate; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment,

discharge or satisfaction of liabilities reflected or reserved against in the MX Financial Statements; (vi) waive, release, grant or transfer any rights; (vii) enter into a new line of business; (viii) authorize any change to any of its fee schedules other than in the ordinary course of business consistent with past practice; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; other than, in respect of clauses (v) and (vi) in respects of claims, liabilities, obligations or rights not to exceed $300,000 in the aggregate;

5.3.5 MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date hereof would be an MX Material Contract; (ii) amend in any material respect any MX Material Contract; (iii) enter into any Contract that limits or otherwise restricts in any material respect MX or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict in any material respect TSX or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into this Agreement; or (iv) terminate, cancel or amend in any material respect any Material Contract;

5.3.6 other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date hereof, or as otherwise agreed by TSX, neither MX nor any of its Subsidiaries: (i) shall grant to any officer or director of MX or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of MX or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any MX plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of MX or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the ordinary course of business consistent with existing policies and practices;

5.3.7 MX shall not, and shall not permit any of its Subsidiaries to, make any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or make any loans to any officer or director of MX or any of its Subsidiaries;

5.3.8 MX shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Actions or any material claim; or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of MX in its capacity as such and that (a) requires any payment to such security holders by MX or any Subsidiary or (b) adversely affects in any material

respect the ability of MX and the Subsidiaries to conduct their business, other than, in the case of clauses (i) and (ii)(a), such settlements or compromises that do not require payments by MX in excess of $500,000; and

5.3.9 MX shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering MX or any of its Subsidiaries, including directors' and officers' insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to Section 5.10, none of MX or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.3 as if all references therein to "Subsidiaries" were also references to "CAREX" or "BOX", as the case may be.

5.4 Covenants of TSX

TSX hereby covenants and agrees in favour of MX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, TSX shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by TSX or any of its Subsidiaries under this Agreement and shall do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, TSX shall, and where appropriate shall cause its Subsidiaries to:

5.4.1 use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to TSX or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.4.2 use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on TSX or its Subsidiaries with respect to the transactions contemplated hereby;

5.4.3 not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect TSX's ability to perform and comply with its covenants and agreements under this Agreement;

5.4.4 promptly advise, first orally and then in writing, MX of: (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of TSX contained in this Agreement, except any such representation or warranty which speaks as of a date prior to the occurrence of such fact, event or change, untrue or incorrect; and (ii) any breach by TSX or any of its Subsidiaries of any covenant or agreement contained in this Agreement; and

5.4.5 TSX will, immediately prior to the filing of the Articles of Amalgamation, provide the Depository with sufficient funds and a treasury order relating to the issuance of a sufficient number of TSX Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Amalgamation.

5.5 Operation of Business by TSX

TSX hereby covenants and agrees in favour of MX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, except as provided in the TSX Disclosure Letter, consented to in writing by MX, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or a Governmental Entity:

5.5.1 the business of TSX and its Subsidiaries shall be conducted only, and TSX and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and TSX shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries' current business organizations, assets, properties, goodwill and business relationships;

5.5.2 TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the TSX Shares owned by any Person or the securities of any Subsidiary owned by a Person other than TSX except for, in the case of any Subsidiary wholly-owned by TSX, any dividends payable to TSX or any other wholly-owned Subsidiary of TSX; provided, that TSX may pay quarterly cash dividends consistent with past practice; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or agree to issue, grant or sell any shares of TSX or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of TSX or its Subsidiaries, other than the issuance of TSX Shares issuable pursuant to the terms of the outstanding TSX Options or the issuance, sale or transfer to TSX or any Subsidiary of TSX of shares of the Subsidiaries of TSX, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire any such shares; or (v) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of TSX or any of its operating Subsidiaries; (vi) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws;

5.5.3 TSX shall promptly notify MX in writing of any circumstance or development that, to the knowledge of TSX, is or would reasonably be expected to constitute a Material Adverse Effect on TSX or any change in any material fact set forth in the TSX Public Disclosure Record or in the TSX Disclosure Letter;

5.5.4 TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, lease, license, dispose of or encumber any material assets (including the capital stock of any Subsidiary) of TSX or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) enter into any merger, amalgamation, consolidation or acquisition of shares or assets of any other Person (a) with a fair market value in excess of $400.0 million in the aggregate or (b) if such merger, amalgamation, consolidation or acquisition would reasonably be expected to have the legal or practical effect of delaying or preventing, or reducing the likelihood of consummation of the Amalgamation or the obtaining of any regulatory or other consent or approval contemplated hereby prior to the Target Completion Date; or (iii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and

5.5.5 other than in the ordinary course of business consistent with past practice, TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into any Contract that limits or otherwise restricts in any material respect TSX or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or restrict in any material respect TSX or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or which would reasonably be expected to result in a Material Adverse Effect on TSX or Amalco.

5.6 Covenants of MX Regarding Non-Solicitation

5.6.1 Except as expressly permitted in Sections 5.6 and 5.7, MX shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisor) or agent of MX or any of its Subsidiaries (collectively, "**Representatives**"), (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or (v) accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Sections 5.6.1 and 5.6.5).

Notwithstanding the preceding part of this Section 5.6.1 and any other provision of this Agreement, nothing shall prevent the Board of Directors, prior to the approval of the Amalgamation Resolution by MX Shareholders, from considering, participating in any discussions or negotiations, or entering into a

confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement, and providing information pursuant to Section 5.6.5, regarding a bona fide Acquisition Proposal that the Board of Directors determines would be reasonably likely to result in a Superior Proposal.

5.6.2 MX hereby represents and warrants in favour of TSX that as of this date, there is no Acquisition Proposal which it is currently considering and MX shall and shall cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, discussion or negotiations with any Persons conducted heretofore by MX, its Subsidiaries or any Representatives with respect to any Acquisition Proposal.

5.6.3 MX hereby covenants and agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of any Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs MX, any member of the Board of Directors or such Subsidiary that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as TSX may reasonably request including the identity of the Person making such proposal, inquiry or contact.

5.6.4 MX further covenants and agrees to request forthwith, and use commercially reasonable efforts to cause, all Persons who have executed a confidentiality agreement within the period of 12 months preceding the date hereof in connection with any Acquisition Proposal: (i) to destroy all confidential MX information and confirm to MX in writing such destruction; or (ii) to return all confidential MX information to MX. MX agrees that neither it, nor any of its Subsidiaries, shall terminate, waive, amend, or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or its Subsidiaries is a party.

5.6.5 If MX receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal in writing in respect of MX (the existence and content of which have been disclosed to TSX) prior to the approval of the Amalgamation Resolution by the MX Shareholders, and the Board of Directors determines that such proposal would be reasonably likely to result in a Superior Proposal then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement provide such Person with access to information regarding MX or any of its Subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the Acquisition Proposal, and provided further that MX sends a copy of any such

confidentiality agreement to TSX promptly upon its execution and that TSX is provided with a list of or, in the case of information that was not previously made available to TSX, copies of any information provided to such Person.

5.6.6 Nothing contained in this Agreement, including this Section 5.6, shall prevent or restrict: (a) NYMEX Holdings, Inc. or any affiliate thereof from initiating an Acquisition Proposal; or (b) prohibit the Board of Directors from taking any action to fulfill its disclosure or legal obligations to MX Shareholders prior to the Effective Date, if in the good faith judgement of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board of Directors' exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation issuing a directors' circular under applicable securities Laws or calling and holding a meeting of MX Shareholders requisitioned by such MX Shareholders in accordance with the Companies Act); provided MX and its Representatives (other than the NYMEX Holdings, Inc. representative on the Board of Directors) are not otherwise in breach of this Section 5.6.

5.6.7 MX shall use commercially reasonable efforts to ensure that its Representatives are aware of the provisions of this Section 5.6, and it shall be responsible for any breach of this Section 5.6 by its Representatives.

5.7 Notice by MX of Superior Proposal Determination

5.7.1 Notwithstanding Section 5.6.1, MX shall not, accept, approve, recommend or enter into any Contract relating to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.6.5) and the Board of Directors shall not make a Change in Recommendation unless:

(i) the Acquisition Proposal did not result from a wilful and intentional breach of Section 5.6 by MX or any Person acting at the direction of or on behalf of MX;

(ii) the Board of Directors shall have determined that such Acquisition Proposal constitutes a Superior Proposal;

(iii) MX has provided TSX with a copy of such Acquisition Proposal;

(iv) a period (the "**Matching Period**") of five Business Days has lapsed from the date (the "**Notice Date**") that is the later of (a) the date TSX received written notice of MX's proposed determination to take such action; and (b) the date TSX received a copy of the Acquisition Proposal;

(v) during the Matching Period, TSX has the opportunity (but not an obligation) to offer to amend the terms and conditions of this Agreement and the Amalgamation Agreement such that the Acquisition Proposal would cease to be a Superior Proposal;

(vi) after the Matching Period, the Board of Directors (a) determines that such Acquisition Proposal continues to constitute a Superior Proposal; and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(vii) prior to or simultaneously with taking such action, MX (a) terminates this Agreement pursuant to Section 7.2.1(d)(i); and (b) pays the Termination Fee pursuant to Section 7.3.1(a); and

(viii) each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.7.1, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Matching Period and 48 hours after the Notice Date in respect of the modification of the Acquisition Proposal.

5.7.2 If the Notice Date is less than five Business Days before the MX Meeting and TSX has not made an offer to amend the terms of this Agreement and the Amalgamation Agreement as set forth in Section 5.7.1, then, subject to applicable Law, MX may or, at TSX's request shall, postpone or adjourn the MX Meeting to a date that is at least five Business Days but not more than ten Business Days after the scheduled date of the MX Meeting.

5.7.3 MX shall promptly reaffirm its recommendation of the Amalgamation Resolution by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) TSX and MX enter into amended agreements under Section 5.7.1; any such press release shall be prepared in accordance with Section 8.6.

5.8 Access to Information

Notwithstanding the pre-agreement investigation of MX conducted by or on behalf of TSX, MX shall give TSX and its representatives (including prospective lenders) reasonable ongoing access during the term of this Agreement, upon reasonable notice to MX, to all of MX's, its Subsidiaries, and CAREX's material information, senior personnel, material properties, books, records, agreements and commitments, as TSX may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, MX shall co-operate with TSX and any such authorized Persons in their review and furnish such Persons with all material information with respect to MX, its Subsidiaries and CAREX and their ongoing operations and activities as TSX or any authorized Person may reasonably request, provided that TSX shall designate the individual or individuals to co-ordinate such access and further provided that TSX shall not disrupt the normal business operations of MX, its Subsidiaries or CAREX. The provisions of the Confidentiality Agreement shall continue to apply, mutatis mutandis, to all information so provided to TSX.

5.9 Continuity and Other Covenants

5.9.1 At the Effective Date, TSX shall cause Mr. Luc Bertrand and four other persons designated by MX prior to mailing of the Circular (the "**MX Nominees**"), each of which shall meet the eligibility requirements of an MX Nominee described in Schedule 4.2, to join the board of directors of TSX, the membership of which shall be increased to 18 directors.

5.9.2 From and after the Effective Date, TSX shall:

(a) in the usual and ordinary course of business consistent with past practice, convene an annual and special meeting of the TSX Shareholders in connection with which it shall propose that the name of TSX be changed to "TMX Group Inc."; and

(b) comply with the terms of the Québec Approvals in accordance with their terms and conditions, as the same may continue to be applicable to TSX.

5.9.3 On the opening of the first TSX trading window following the Effective Date, TSX will grant the individuals listed in the TSX Disclosure Letter who are then employed by Amalco a one-time award under TSX's long term incentive program on the terms set forth in the TSX Disclosure Letter, in recognition of the continuing services of such individuals to Amalco.

5.10 Director and Officer Liability

5.10.1 From and after the Effective Date, TSX shall, and shall cause Amalco to, indemnify and hold harmless, to the fullest extent permitted under applicable Laws (and to also advance expenses as incurred to the fullest extent permitted under applicable Laws), each present and former director and officer of MX and its Subsidiaries (each, an "**Indemnified Person**") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person's service as a director or officer of MX or its Subsidiaries or services performed by such Persons at the request of the MX or its Subsidiaries at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, including the approval of this Agreement, the Amalgamation or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither TSX nor MX shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation without the consent of an Indemnified Person (such consent not to be unreasonably withheld) (i) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such

action, suit, proceeding, investigation or claim or (ii) that includes an admission of fault of such Indemnified Person.

5.10.2 Prior to the Effective Date, MX shall and, if MX is unable to, TSX shall cause Amalco as of the Effective Date, to obtain and fully pay the premium for the extension and amendment of (i) the directors' and officers' liability coverage of MX's existing directors' and officers' insurance policies and (ii) MX's existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Date with respect to any claim related to any period or time at or prior to the Effective Date from an insurance carrier with the same or better credit rating as MX's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (collectively, "**D&O Insurance**") with terms, conditions, retentions and limits of liability acceptable to TSX, acting reasonably, that are no less advantageous than the coverage provided under MX's existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of MX or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Date (including in connection with this Agreement or the transactions or actions contemplated hereby). If MX for any reason fails to obtain such "tail" or "run off" insurance policies as of the Effective Date, MX or Amalco, as the case may be, shall continue to maintain in effect for a period of at least six years from and after the Effective Date the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under MX's existing policies as of the date hereof, or MX or Amalco, as the case may be, shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in MX's existing policies as of the date hereof; provided that in no event shall TSX, MX or Amalco be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 150% of the annual premiums currently paid by MX for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, MX shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

5.10.3 If MX or any of its successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of MX shall assume all of the obligations set forth in this Section 5.10.

5.10.4 If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 5.10 that is denied by MX (or Amalco, as the case may be) or TSX, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then MX (or Amalco, as

the case may be) or TSX shall pay such Indemnified Person's costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against MX (or Amalco, as the case may be) or TSX.

5.10.5 The rights of the Indemnified Persons under this Section 5.10 shall be in addition to any rights such Indemnified Persons may have under the articles of incorporation or bylaws of MX or any of its Subsidiaries, or under any Applicable Law or under any agreement or contract of any Indemnified Person with MX or any of its Subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Date and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person as provided in the certificate of incorporation or bylaws of MX or of any Subsidiary of MX or any indemnification contract or agreement between such Indemnified Person and MX or any of its Subsidiaries shall survive the Effective Date and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

5.10.6 This Section 5.10 shall survive the consummation of the Amalgamation and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on MX and its successors and assigns, and, for such purpose, MX hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

5.11 Employee Matters

From and after the Effective Date, TSX shall honour and perform, or cause Amalco or a successor to Amalco, as the case may be, to honour and perform, all of the obligations of the MX and any of its Subsidiaries under employment and other agreements with current or former employees, and for a period of 12 months following the Effective Date, subject to Section 2.7 and the TSX Disclosure Letter, shall provide MX employees with benefits that are substantially equivalent to those provided by MX under the MX Plans. From and after the Effective Date, TSX shall also use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.11 as if all references therein to "Subsidiaries" were also references to "CAREX" or "BOX", as the case may be; provided that no provision of this Section 5.11 shall give any employees of MX or any of its Subsidiaries (including CAREX and BOX) any right to continued employment or impair in any way the right of MX or any of its Subsidiaries (including CAREX and BOX) to terminate the employment of any employees.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of TSX and MX:

6.1.1 the Amalgamation Resolution shall have been approved at the MX Meeting by: (i) at least two-thirds of the votes cast on the Amalgamation Resolution by MX Shareholders, present in person or represented by proxy at the MX Meeting; and (ii) any majority of the minority of MX Shareholders that may be required to comply with any securities Laws;

6.1.2 the Regulatory Approvals shall have been obtained in accordance with Article 4;

6.1.3 there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would: (i) reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation in accordance with its terms; or (ii) otherwise be inconsistent with the Regulatory Approvals which have been obtained;

6.1.4 no applicable Law shall be in effect that prohibits the consummation of the Amalgamation; and

6.1.5 this Agreement shall not have been terminated in accordance with its terms.

6.2 Additional Conditions Precedent to the Obligations of TSX

The obligations of TSX to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for TSX's exclusive benefit and may be waived by TSX and any one or more of which, if not satisfied or waived, will relieve TSX of any obligation under this Agreement):

6.2.1 all acts, undertakings, obligations, agreements and covenants of MX under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by MX and TSX shall have received a certificate of MX addressed to TSX and dated as of the Effective Date, signed on behalf of MX by the Chief Executive Officer and the Chief Financial Officer of MX, without personal liability, confirming the same;

6.2.2 all representations and warranties of MX under paragraphs 3.1.1, 3.1.2 and 3.1.5 of Schedule 3.1 shall be true and correct in all respects on the Effective Date. All other representations and warranties of MX set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and TSX shall have received a certificate of MX, addressed to TSX and dated as of the Effective Date, signed on behalf of MX by the Chief Executive Officer and the Chief Financial Officer of MX, without personal liability, confirming the same; and

6.2.3 the 1999 Agreement shall have been terminated, in accordance with its terms effective as at the Effective Date.

TSX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by TSX with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by TSX in complying with its obligations hereunder.

6.3 Additional Conditions Precedent to the Obligations of MX

The obligations of MX to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for the exclusive benefit of MX and may be waived by MX and any one or more of which, if not satisfied or waived, will relieve MX of any obligation under this Agreement):

6.3.1 all acts, undertakings, obligations, agreements and covenants of TSX under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by TSX and MX shall have received a certificate of TSX addressed to MX and dated as of the Effective Date, signed on behalf of TSX by the Chief Executive Officer and the Chief Financial Officer of TSX, without personal liability, confirming the same;

6.3.2 all representations and warranties of TSX under paragraphs 3.2.1 and 3.2.2 of Schedule 3.2 shall be true and correct in all respects on the Effective Date. All other representations and warranties of TSX set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects

would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and MX shall have received a certificate of TSX, addressed to MX and dated as of the Effective Date, signed on behalf of TSX by the Chief Executive Officer and the Chief Financial Officer of TSX, without personal liability, confirming the same;

6.3.3 the board of directors of TSX and TSX Subco, as the case may be, shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by TSX and TSX Subco, as the case may be, to permit the Amalgamation and the redemption of the Amalco Redeemable Shares to be issued to MX Shareholders upon the Amalgamation in accordance with the Articles of Amalgamation; and

6.3.4 TSX shall have deposited with the Depositary in escrow immediately prior to the time of filing of the Articles of Amalgamation the funds and a treasury order relating to the issuance of a sufficient number of TSX Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Amalgamation and the Depositary shall have confirmed to MX receipt of the funds and the TSX Shares.

MX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by MX with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by MX in complying with its obligations hereunder.

6.4 Notice and Cure Provisions

MX, on the one hand, and TSX, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

6.4.1 constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the Effective Date; or

6.4.2 result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither MX nor TSX may elect not to complete the Amalgamation or the other transactions contemplated hereby pursuant to any of the conditions precedent contained in Sections 6.1, 6.2 or 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Enterprise Registrar, MX or TSX, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which MX or TSX, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the MX or TSX, as the case may be, is proceeding diligently to cure such matter, if

such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Target Completion Date and the expiration of a period of 30 days from such notice.

6.5 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of MX or TSX, a Certificate of Amalgamation is issued by the Enterprise Registrar.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendment

This Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the MX Meeting but not later than the date of filing of the Articles of Amalgamation with the Enterprise Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

7.1.1 change the time for performance of any of the obligations or acts of the parties;

7.1.2 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

7.1.3 waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

7.1.4 waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended after the holding of the MX Meeting in a manner materially prejudicial to the MX Shareholders without the approval of the MX Shareholders given in the same manner as required by Law for the approval of the Amalgamation.

7.2 Termination

7.2.1 This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders):

(a) by the mutual agreement of MX and TSX (without further action on the part of MX Shareholders, if terminated after the holding of the MX Meeting);

(b) by either MX or TSX, if:

(i) the Effective Date shall not have occurred on or before the Target Completion Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Date to occur by such date;

(ii) after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Amalgamation illegal or otherwise prohibited or enjoins MX or TSX from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii) the MX Shareholders fail to approve the Amalgamation Resolution at the MX Meeting;

(c) by TSX if:

(i) prior to obtaining the approval of the Amalgamation Resolution by the MX Shareholders, the Board of Directors publicly proposes to approve or recommend an Acquisition Proposal, withdraws, amends, modifies or qualifies, in a manner adverse to TSX, the approval or recommendation of the Board of Directors in relation to the Amalgamation or fails to publicly reconfirm such approval or recommendation upon the reasonable request in writing from time to time of TSX (a "**Change in Recommendation**") (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MX set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that TSX is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iii) the Board of Directors authorizes MX, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.6.5) concerning a Superior Proposal; or

(d) by MX if:

(i) the Board of Directors authorizes MX, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.6.5) concerning a Superior Proposal; provided that concurrently with such termination, MX pays the Termination Fee payable pursuant to Section 7.3.1(a);

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TSX set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that MX is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iii) TSX does not provide or cause to be provided to the Depository sufficient funds and a treasury order relating to the issuance of a sufficient number of TSX Shares to complete the transactions contemplated by this Agreement.

7.2.2 The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other party.

7.2.3 In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect except for Sections 7.3, 8.3, 8.7 and 8.8, which shall continue in full force and effect, and provided that no termination of this Agreement and no payment of any fee or any expense reimbursement under Section 7.3 shall relieve any party from liability for any breach of this Agreement or affect the obligations of the parties under the Confidentiality Agreement.

7.3 Expenses and Termination Fee

7.3.1 If a Termination Fee Event occurs, MX shall pay to TSX (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3.2. For the purposes of this Agreement, "**Termination Fee**" means $45.7 million, less any amounts previously reimbursed by MX to TSX pursuant to Section 7.3.3 and "**Termination Fee Event**" means:

(a) the termination of this agreement by TSX pursuant to Section 7.2.1(c)(i) or Section 7.2.1(c)(iii) or by MX pursuant to Section 7.2.1(d)(i); or

(b) the termination of this agreement by TSX pursuant to Section 7.2.1(c)(ii) or by either MX or TSX pursuant to 7.2.1(b)(i) or Section 7.2.1(b)(iii), but

only if, in the case of this paragraph (b): (i) prior to the MX Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than TSX; and (ii) an Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive Contract with respect to an Acquisition Proposal is entered by MX within such 365 day period and such Acquisition Proposal is later consummated.

7.3.2 If a Termination Fee Event occurs due to a termination of this Agreement by MX pursuant to Section 7.2.1(d)(i), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by TSX pursuant to Section 7.2.1(c)(i) or Section 7.2.1(c)(iii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.3.1(b), the Termination Fee shall be paid upon closing of the applicable acquisition referred to therein.

7.3.3 In the event that this Agreement is terminated by MX or TSX pursuant to Section 7.2.1(b)(iii), MX shall pay, or cause to be paid, to TSX all reasonable documented expenses, costs and fees of TSX and its affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $7.5 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of TSX's provision of documentation in respect of such expenses.

ARTICLE 8
GENERAL

8.1 Schedules

Any reference herein to a matter being disclosed or set forth in the MX Disclosure Letter or TSX Disclosure Letter shall mean disclosure in such section of such disclosure letter that corresponds to the relevant Section of this Agreement; provided, however, that the information provided in one section of the MX Disclosure Letter or TSX Disclosure Letter shall suffice, without repetition or cross-reference, as a disclosure of such information in any other relevant section of the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, if the relevance of such reference would be reasonably apparent to a prudent reader of this Agreement, the relevant disclosure letter and the additional information (if any) referred to in the relevant disclosure letter. The inclusion of any information in the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, shall not be deemed an admission or acknowledgement, in and of itself or solely by virtue of the inclusion of such information in the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, that such information is required to be set forth therein or that such information is material to MX or TSX, as the case may be, or any entity related thereto or their respective business (or activities), assets or liabilities.

8.2 Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e-mail, in each case addressed to the particular party at:

8.2.1 TSX, as follows:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention: Sharon C. Pel
Senior Vice-President, Legal and
Business Affairs
Telecopier: (416) 947-4461
E-mail: sharon.pel@tsx.com

With a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montréal, Québec H3A 3N9

Attention: Maryse Bertrand
Telecopier: (514) 841-6499
E-mail: mbertrand@dwpv.com

8.2.2 MX, as follows:

Bourse de Montréal Inc.
Tour de la Bourse
P.O. Box 61, 4th Floor
800 Victoria Square
Montréal, Québec H4Z 1A9

Attention: Luc Bertrand
President and Chief Executive Officer
Telecopier: (514) 871-3563
E-mail: lbertrand@m-x.ca

With a copy (which shall not constitute notice) to:

Ogilvy Renault LLP
Suite 1100
1981 McGill College Avenue
Montréal, Québec H3A 3C1

Attention: Marc Lacourcière
Telecopier: (514) 286-5474
E-mail: mlacourciere@ogilvyrenault.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery, telecopying or e-mailing thereof.

8.3 Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties, except that the TSX may assign this Agreement to any of its Affiliates without the prior consent of MX.

8.4 Cooperation / Further Assurances

Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.5 Expenses

Except as otherwise provided at Section 7.3, each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

8.6 Public Announcements

Except to the extent required by Law, no public announcement or press release concerning the matters referred to in this Agreement may be made by MX or TSX without the prior consent of the other party, such consent not to be unreasonably withheld or delayed. The parties also agree to co-operate in the preparation of presentations, if any, to MX Shareholders, TSX Shareholders or analysts regarding the Amalgamation and no party shall make a statement, announcement or presentation to MX Shareholders, TSX Shareholders or analysts without the prior consent of the other party, such consent not to be unreasonably withheld or delayed.

8.7 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Québec and the Laws of Canada applicable therein.

8.8 Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

8.9 Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.10 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

8.11 Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.12 Time

Time shall be of the essence of this Agreement.

8.13 Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

8.14 Specific Performance and other Equitable Rights

Each of the parties recognizes and acknowledges that TSX would not have agreed to pursue the Amalgamation, and MX would not have agreed to recommend that MX Shareholders vote in favour of the Amalgamation Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.15 No Third Parties Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Sections 5.10 and 5.11 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).

8.16 Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

8.17 Confidentiality

Without limiting any of the terms of the Confidentiality Agreement, except to the extent required by Law or by legal process, each of the parties agrees that the amalgamation plans, integration plans, changes in organizational structure and reporting relationships are confidential and may not be disclosed without the express consent of the other party's chief executive officer, other than to members of their respective board of directors, legal counsel and financial advisors.

8.18 Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

TSX GROUP INC.	**BOURSE DE MONTRÉAL INC.**
Per: *(signed) Richard Nesbitt*	Per: *(signed) Luc Bertrand*
Richard Nesbitt	Luc Bertrand
Chief Executive Officer	President and Chief Executive Officer

SCHEDULE A

SUPPORTING MX SHAREHOLDERS

1. Luc Bertrand
2. Stephen Wayne Finch
3. Jean Turmel

SCHEDULE 1.1.10

AMALGAMATION AGREEMENT

(see attached)

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the 10th day of December, 2007

AMONG:	**9189-7058 QUÉBEC INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX Subco**")
AND:	**BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Luc Bertrand, duly authorized for all purposes hereof (hereinafter referred to as "**MX**")
AND:	**TSX GROUP INC.**, a company incorporated under the laws of the Province of Ontario having its registered office in the City of Toronto, Province of Ontario, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX**")
AND:	**9190-1983 QUÉBEC INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX Newco**")

WHEREAS TSX Subco was incorporated under Part IA of the *Companies Act* (Québec) by certificate and articles of incorporation dated November 26, 2007;

WHEREAS MX was incorporated under Part IA of the *Companies Act* (Québec) by certificate and articles of incorporation dated September 29, 2000, which has been amended by certificate of amendment dated February 24, 2006;

WHEREAS the authorized capital of TSX Subco consists of (i) an unlimited number of class A common shares, (ii) an unlimited number of class B common shares, (iii) an unlimited number of class A preferred shares, (iv) an unlimited number of class B preferred shares, (v) an unlimited number of class C preferred shares and (vi) an unlimited number of class D preferred shares, all without par value, of which one (1) class A common share has been issued and alloted and is outstanding as fully paid and non-assessable and 428,200,000 class B common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation (as such term is defined below);

WHEREAS the authorized capital of MX consists of (i) an unlimited number of preferred shares issuable in series and (ii) an unlimited number of common shares, all without par value, of which 30,655,683.334 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS TSX and MX have entered into a combination agreement dated as of the date hereof with respect to the transactions contemplated herein (the "**Combination Agreement**");

WHEREAS, as contemplated in the Combination Agreement, TSX Subco and MX, availing themselves of Part IA of the *Companies Act* (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS the requirements of section 123.116 of the *Companies Act* (Québec) will be satisfied by Amalco (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 "**Amalco**" means Bourse de Montréal Inc./ Montréal Exchange Inc., the company resulting from the Amalgamation;

1.1.2 "**Amalgamation**" means the amalgamation between TSX Subco and MX under Part IA of the Companies Act giving effect to the transactions described in this Agreement;

1.1.3 "**Articles of Amalgamation**" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A;

1.1.4 "**Business Day**" means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.5 "**Cash Alternative**" has the meaning ascribed thereto in Section 5.1.1(c);

1.1.6 "**Certificate of Amalgamation**" means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.7 "**Circular**" means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.8 "**Class A Common Shares**" (individually, a "**Class A Common Share**") means the class A common shares in the share capital of Amalco;

1.1.9 "**Class B Common Shares**" (individually, a "**Class B Common Share**") means the class B common shares in the share capital of Amalco;

1.1.10 "**Class C Common Shares**" (individually, a "**Class C Common Share**") means the class C common shares in the share capital of Amalco;

1.1.11 "**Combination Agreement**" has the meaning ascribed thereto in the preamble of this Agreement;

1.1.12 "**Companies Act**" means the *Companies Act* (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.13 "**Depository**" means CIBC Mellon Trust Company;

1.1.14 "**Effective Date**" means the date shown on the Certificate of Amalgamation;

1.1.15 "**Enterprise Registrar**" means the enterprise registrar acting under the Companies Act;

1.1.16 "**Exchange Ratio**" means 0.7784 TSX Share for each MX Share;

1.1.17 "**Governmental Entity**" (collectively, the "**Governmental Entities**") means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.18 "**Issued and Paid-up Share Capital**" means the issued and paid-up share capital as determined under the Companies Act;

1.1.19 "**Laws**" (individually, a "**Law**") means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to

such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.20 "**Letter of Transmittal**" means the form of letter of transmittal enclosed with the Circular;

1.1.21 "**Maximum Cash Consideration**" has the meaning ascribed thereto at Section 5.1.1(c);

1.1.22 "**Maximum Share Consideration**" has the meaning ascribed thereto at Section 5.1.1(c);

1.1.23 "**MX Meeting**" means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by the Combination Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.24 "**MX Shareholders**" (individually, a "**MX Shareholder**") means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.25 "**MX Shares**" (individually, a "**MX Share**") means common shares in the share capital of MX;

1.1.26 "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.27 "**Redeemable Shares**" means the redeemable preferred shares in the share capital of Amalco;

1.1.28 "**Remaining TSX Shares**" has the meaning ascribed thereto in Section 5.1.2;

1.1.29 "**Share Alternative**" has the meaning ascribed thereto in Section 5.1.1(c);

1.1.30 "**Tax**" and "**Taxes**" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all

employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.31 "**TSX Shares**" (individually, a "**TSX Share**") means common shares in the share capital of TSX; and

1.1.32 "**Value**" has the meaning ascribed thereto in Section 5.1.1(d).

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
AMALGAMATION

2.1 Amalgamation

TSX Subco and MX hereby agree to amalgamate and to continue as one company effective from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Combination Agreement.

2.2 Contribution of TSX Subco and MX

2.2.1 Upon the Amalgamation, TSX Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2 Upon the Amalgamation, MX shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3 Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of TSX Subco and MX, and (b) assume all of their obligations.

2.4 Name

The name of Amalco shall be "Bourse de Montréal Inc." in the French language form and "Montréal Exchange Inc." in the English language form.

2.5 Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be Tour de la Bourse, 4th Floor, 800 Victoria Square, Montréal, H4Z 1A9, Province of Québec.

2.6 Activities

There shall be no limitations on the activities of Amalco.

2.7 Share Capital

2.7.1 The authorized share capital of Amalco shall consist of an unlimited number of (i) Class A Common Shares, without par value, (ii) Class B Common Shares, without par value, (iii) Class C Common Shares, without par value, and (iv) Redeemable Shares, without par value; and

2.7.2 The rights, privileges, conditions and restrictions attached to the Class A Common Shares, Class B Common Shares, Class C Common Shares and Redeemable Shares are described in Appendix 1 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8 Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9 By-Laws

The by-laws of Amalco shall be in the form attached hereto as Schedule B, subject to such changes as may be required to comply with the requirements of the *Autorité des marchés financiers*, which are acceptable to the parties, acting reasonably.

ARTICLE 3
BOARD OF DIRECTORS

3.1 Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of twenty-four directors. The initial board of directors of Amalco shall consist of four directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address
Wayne C. Fox	Chair of TSX and Corporate Director	Oakville, Ontario
Richard Nesbitt	Chief Executive Officer of TSX	Toronto, Ontario
Jean Turmel	President of Perseus Capital inc.	Outremont, Québec
Luc Bertrand	President and Chief Executive Officer of MX	Baie d'Urfé, Québec

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1 Subscription to class B common shares of TSX Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by MX Shareholders at the MX Meeting in accordance with the Companies Act and other applicable Laws and provided that the conditions specified in the Combination Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, TSX Subco shall as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX or one of its subsidiaries shall subscribe to 428,200,000 class B common shares of TSX Subco. Following such subscription, there shall be one (1) class A common share and 428,200,000 class B common shares of TSX Subco issued and outstanding as fully paid and non-assessable.

ARTICLE 5
AMALGAMATION EVENTS

5.1 Amalgamation Events

5.1.1 On the Effective Date:

(a) the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an Issued and Paid-up Share Capital equal to the Issued and Paid-up Share Capital of the presently issued and fully paid class A common share of TSX Subco;

(b) each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c) the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the "**Share Alternative**"); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the "**Cash Alternative**"), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Redeemable Shares shall be $428,200,000 (the "**Maximum Cash Consideration**"); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the "**Maximum Share Consideration**").

Any MX Shareholder who fails to complete a Letter of Transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the Letter of Transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d) in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (c) above, Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Class C Common Shares as represents the value (the "**Value**") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value.

5.1.2 Issued and Paid-up Share Capital

(a) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by Amalco under the Amalgamation under 5.1.1(d) above on the Effective Date shall be obtained by:

(i) adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by Amalco under the Amalgamation under 5.1.1(b) above on the Effective Date shall be obtained by:

(i) adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(c) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Redeemable Shares in connection with the issuance of

Redeemable Shares under the Amalgamation under paragraph 5.1.1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d) for the purposes of the *Income Tax Act* (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e) notwithstanding paragraph 5.1.2(c) above, if subsection 87(3) or any other provision of the *Income Tax Act* (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the *Income Tax Act* (Canada) would be less than $39 per share, paragraph 5.1.2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the *Income Tax Act* (Canada) and the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class B Common Shares as determined by paragraph 5.1.2(b) above and, if necessary, the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class C Common Shares as determined by paragraph 5.1.2(a) above, shall be reduced by the amount necessary to achieve this result.

5.1.3 In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the "**Remaining TSX Shares**") as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

5.1.4 Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes

of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

5.2 Redemption of Redeemable Shares

Each Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation. No certificates for the Redeemable Shares shall be issued to holders.

ARTICLE 6
TERMINATION

6.1 Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 7
GENERAL

7.1 Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3 Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5 Time

Time shall be of the essence of this Agreement.

7.6 Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9189-7058 QUÉBEC INC.

Per: ______________________________
Richard Nesbitt
President

BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

Per: ______________________________
Luc Bertrand
President and Chief Executive Officer

TSX GROUP INC.

Per: ______________________________
Richard Nesbitt
Chief Executive Officer

9190-1983 QUÉBEC INC.

Per: ______________________________
Richard Nesbitt
President

SCHEDULE A

Registraire
des entreprises
Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X
s'il s'agit d'une fusion simplifiée ☐

1. Nom - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

BOURSE DE MONTRÉAL INC.
and its version
MONTRÉAL EXCHANGE INC.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. District judiciaire du Québec où la compagnie établit son siège - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp.
MONTRÉAL

3. Nombre précis ou nombres minimal et maximal d'administrateurs MINIMUM: 3 MAXIMUM: 24

4. Date d'entrée en vigueur si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. Décrire le capital-actions autorisé et les limites imposées - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)
The annexed Appendix 1 is incorporated in this form

6. Restrictions sur le transfert des actions et autres dispositions, le cas échéant
The annexed Appendix 2 and Appendix 3 are incorporated in this form

7. Limites imposées à son activité, le cas échéant
N/A

8. Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	BOURSE DE MONTRÉAL INC.	1149609944	
2.	9189-7058 QUÉBEC INC.	1164822208	
3.		11	
4.		11	

Réservé à l'administration

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

**RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TÉLÉCOPIER.**

APPENDIX 1 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

DESCRIPTION OF SHARE CAPITAL

The company resulting from the amalgamation (the "**Company**") between 9189-7058 Québec Inc. ("**TSX Subco**") and Bourse de Montréal Inc./ Montréal Exchange Inc. ("**MX**") (the "**Amalgamation**") is authorized to issue an:

Unlimited number of class A common shares without par value (the "**Class A Common Shares**");
Unlimited number of class B common shares without par value (the "**Class B Common Shares**");
Unlimited number of class C common shares without par value (the "**Class C Common Shares**"); and
Unlimited number of redeemable preferred shares without par value (the "**Redeemable Shares**");

I. The Class A Common Shares, Class B Common Shares and Class C Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each Class A Common Share and each Class B Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the *Companies Act* (hereinafter referred to as the "**Act**")). The holders of the Class C Common Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b) The holders of the Class A Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares. Any dividends paid on the Class A Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c) The board of directors may, in its discretion, declare dividends on the Class A Common Shares without having to concurrently declare dividends on the Class B Common Shares or on the Class C Common Shares.

(d) The holders of the Class B Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class B Common Shares. Any dividends paid on the Class B Common Shares, when paid in money, shall be

payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e) The board of directors may, in its discretion, declare dividends on the Class B Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class C Common Shares.

(f) The holder or holders of issued and outstanding Class B Common Shares shall have the option to convert all or part of their Class B Common Shares into Class A Common Shares, at the rate of one (1) Class A Common Share for each Class B Common Share converted.

(g) The holder or holders of Class B Common Shares who wish to convert their shares into Class A Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class B Common Shares they wish to convert. Certificates representing Class B Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class A Common Shares resulting from the conversion. In the event of partial conversion of Class B Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class B Common Shares which were not converted.

(h) On the date of conversion, the converted Class B Common Shares shall automatically become Class A Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class A Common Shares and the Class B Common Shares according to the provisions of the Act.

(i) The holders of the Class C Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class C Common Shares. Any dividends paid on the Class C Common Shares, when paid in money, shall be payable in the currency of any country.

(j) The board of directors may, in its discretion, declare dividends on the Class C Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class B Common Shares.

(k) The holders of issued and outstanding Class C Common Shares shall have the option to convert all or part of their Class C Common Shares into Class B Common

Shares, at the rate of one (1) Class B Common Share for each Class C Common Share converted.

(l) The holder or holders of Class C Common Shares who wish to convert their shares into Class B Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class C Common Shares they wish to convert. Certificates representing Class C Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class B Common Shares resulting from the conversion. In the event of partial conversion of Class C Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class C Common Shares which were not converted.

(m) On the date of conversion, the converted Class C Common Shares shall automatically become Class B Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class B Common Shares and the Class C Common Shares according to the provisions of the Act.

(n) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares, the Class B Common Shares or the Class C Common Shares, the holders of the Class A Common Shares, the holders of the Class B Common Shares and the holders of the Class C Common Shares shall be entitled to receive the remaining property of the Company; the Class A Common Shares, the Class B Common Shares and the Class C Common Shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II. The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares to holders under the Amalgamation (the "**Amalgamation Redemption Date**") and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the "**Redemption Date**"), redeem the Redeemable Shares and pay the Aggregate Redemption Amount (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i) *Notice.* Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii) *Delivery of Aggregate Redemption Amount.* On or before the Redemption Date, the Company shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "**Depository**") at its principal office in the City of Montréal, $39 (the "**Redemption Amount**") in respect of each Redeemable Share to be redeemed (the "**Aggregate Redemption Amount**"). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company's obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii) *Payment of Aggregate Redemption Amount.* From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the principal office of the Depository in the City of Montréal of the certificate representing the common shares of the Company's predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and the holder's letter of transmittal or such other documents as the Company or the Depository may, in its discretion, consider acceptable, or, if such Redeemable Shares were issued subsequent to the Amalgamation, on presentation and surrender of the certificate representing such Redeemable Shares, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefor unless payment of the aforesaid Aggregate Redemption Amount has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Amount be payable by the Company or

the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv) *Discharge of obligations.* Immediately after the Amalgamation or the issuance of the Redeemable Shares in the event they are issued subsequent to the Amalgamation, and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v) *Lost certificates.* In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of the Company's predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder's letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to the Company and the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Class A Common Shares,

the Class B Common Shares and the Class C Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d) The amount of $39 is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the *Income Tax Act* (Canada).

(e) The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than ⅔ of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

APPENDIX 2 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1) Effective immediately after the Redemption Date, no securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2) The directors may, when they deem it expedient:

(a) borrow money upon the credit of the Company;

(b) issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c) hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3) Subject to the provisions of the Act, the shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4) Subject to the provisions of the Act, the annual meeting of the shareholders may be held outside Québec.

(5) Subject to the provisions of the Act, the election of the directors may be held outside Québec.

APPENDIX 3 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

CONVERSION PROVISIONS

1. Upon the Amalgamation:

(a) the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an issued and paid-up share capital equal to the issued and paid-up share capital of the presently issued and fully paid class A common share of TSX Subco;

(b) each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c) the common shares of MX (the "**MX Shares**") outstanding immediately prior to the date shown on the certificate of amalgamation (the "**Effective Date**") issued by the enterprise registrar acting under the Act attesting the Amalgamation shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable common shares of TSX (the "**TSX Shares**") equal to the product of the number of such MX Shares held by such holder multiplied by a ratio (the "**Exchange Ratio**") of 0.7784 TSX Share for each MX Share (the "**Share Alternative**"); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by the Company in consideration for $39 per share (the "**Cash Alternative**"), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the shareholder of MX (the "**MX Shareholder**", all the shareholders of MX being collectively referred to as the "**MX Shareholders**") will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by the Company on redemption of Redeemable Shares shall be $428,200,000 (the "**Maximum Cash Consideration**"); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the "**Maximum Share Consideration**").

Any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the

Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by the Company to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d) in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph 1(c) above, the Company shall cause 9190-1983 Québec Inc. ("**Newco**") to issue to TSX, in consideration for the Company issuing to Newco such number of Class C Common Shares as represents the value (the "**Value**") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of Newco having a total value of $100,000,000 and such number of class A common shares of Newco as represents the balance of the Value.

2. Issued and paid-up share capital

(a) the amount to be added to the issued and paid-up share capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by the Company under the Amalgamation under 1(d) above on the Effective Date shall be obtained by:

(i) adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b) the amount to be added to the issued and paid-up share capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by the Company under the Amalgamation under 1(b) above on the Effective Date shall be obtained by:

(i) adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and

paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation,

(c) the amount to be added to the issued and paid-up share capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d) for the purposes of the *Income Tax Act* (Canada) and any similar provincial enactment, the aggregate paid-up capital of the Company shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common Share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e) notwithstanding paragraph 2(c) above, if subsection 87(3) or any other provision of the *Income Tax Act* (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the *Income Tax Act* (Canada) would be less than $39 per share, paragraph 2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the *Income Tax Act* (Canada) and the amount that would otherwise be credited to the issued and paid-up share capital of the Class B Common Shares as determined by paragraph 2(b) above and, if necessary, the amount that would otherwise be credited to the issued and paid-up share capital of the Class C Common Shares as determined by paragraph 2(a) above, shall be reduced by the amount necessary to achieve this result.

3. In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the "**Remaining TSX Shares**") as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the

Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

SCHEDULE B

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1 **DEFINITIONS** In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a) "Act" means the *Companies Act* (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the *Companies Act* and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b) "approved participant" refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c) "articles" means the articles of amalgamation of the Company attached to the certificate of amalgamation dated ■, as from time to time amended;

(d) "by-laws" means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e) words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms of provisions; and

(g) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1 **ANNUAL MEETINGS** Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2 **SPECIAL GENERAL MEETINGS** Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3 **NOTICE OF MEETING** Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4 **CHAIRMAN** The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5 **QUORUM, VOTING AND ADJOURNMENTS** Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at such meeting, present in person or represented by proxy; shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6 **RIGHT TO VOTE** At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7 **SCRUTINEERS** The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8 **ADDRESSES OF SHAREHOLDERS** Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9 **RESOLUTION IN WRITING IN LIEU OF MEETING.** A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10 **PARTICIPATION BY TELEPHONE.** Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1 **ELECTION OF DIRECTORS AND TERM OF OFFICE** Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2 **ACTS OF DIRECTORS** All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3 **POWER TO ALLOT STOCK AND GRANT OPTIONS** Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in such resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4 **POWER TO DECLARE DIVIDENDS** The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5 **PLACE OF MEETINGS AND NOTICES** All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised by a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6 **CHAIRMAN** The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7 **QUORUM** A majority of the directors in office shall constitute a quorum.

SECTION 3.8 **ADJOURNMENT** Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9 **VACANCIES AND RESIGNATION** In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1 **COMMITTEES OF THE BOARD** The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2 **TRANSACTION OF BUSINESS** The powers of a committee of the Board of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3 **ADVISORY BODIES** The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4 **PROCEDURE** Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5 **LIMITS ON AUTHORITY** The Board of Directors may not delegate to any committee the authority to:

(a) Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c) Issue securities except in the manner and on the terms authorized by the directors;

(d) Declare dividends;

(e) Purchase, redeem or otherwise acquire shares issued by the Company;

(f) Approve a take-over bid circular, directors' circular, or issuer bid circular referred to in the *Securities Act* (Québec);

(g) Approve any financial statements referred to in the *Securities Act* (Québec); or

(h) Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1 **OFFICERS** The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties; in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2 **CHAIRMAN OF THE BOARD** The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3 **PRESIDENT** The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4 **VICE-PRESIDENT OR VICE-PRESIDENTS** The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5 **TREASURER AND ASSISTANT-TREASURERS** The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6 **SECRETARY AND ASSISTANT-SECRETARIES** The Secretary shall attend to the giving of all notices of the Company and. shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7 **SECRETARY-TREASURER** Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the "Secretary-Treasurer".

SECTION 5.8 **REMOVAL** The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer's stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1 **SHARE CERTIFICATES** Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2 **TRANSFER OF SHARES** A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are .represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3 **TRANSFER AGENTS AND REGISTRARS** The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the

Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4 **REPLACEMENT OF CERTIFICATES.** Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of

attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company's debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable, instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c) Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company's regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the *Autorité des marchés financiers*. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the *Autorité des marchés financiers*, regulatory services to other exchanges, self-regulatory organizations trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a) To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an "Indemnitee") shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i) all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii) all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b) Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c) For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d) To the extent permitted by law, and subject to subsection (5), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e) Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (2) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f) Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g) Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person's defense.

(h) The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings,

orders, instructions and directions (collectively, the "Rules and Policies") not inconsistent with the *Securities Act* (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the *Securities Act* (Québec) or by the *Autorité des marchés financiers*, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders', approved participants' or listed companies' approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the *Autorité des marchés financiers*.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a) the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company's facilities and generally;

(b) requirements applicable to or in respect of derivative products;

(c) requirements applicable to or in respect of the securities of listed companies;

(d) compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e) trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f) the provision of information, cooperation and/or assistance;

(g) the payment of fees, costs, forfeitures, penalties, fines and/or other amounts; and

(h) hearing practices, where applicable; and

(i) the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or

representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1 **Exchange of Information, Agreements** To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2 **Approved Participant Agreements, Listed Company Agreements, etc.** In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company's facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ENACTED on ■

Witness the signatures of the President
and the Secretary of the Company.

____
President

____
Secretary

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a) to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b) to limit or increase the amount to be borrowed;

(c) to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d) to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e) to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f) as security for any discounts, overdrafts, loans, credits advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g) to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on ■

Witness the signatures of the President
and the Secretary of the Company.

____
President

____
Secretary

SCHEDULE 1.1.11

AMALGAMATION BY-LAW

(see attached)

"BY-LAW 2007-1

1. **THAT** the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 *et seq* of the *Companies Act* (Quebec) and subject to the terms and conditions set forth in the form of Combination Agreement, a copy of which is attached hereto as Exhibit A, and the form of Amalgamation Agreement by and among SubCo, the Company, TSX Group Inc. and 9190-1983 Québec Inc. (the "**Amalgamation Agreement**"), a copy of which is attached hereto as Exhibit B; and

2. **THAT** the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the *Companies Act* (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory's approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3. **THAT** any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an "**Authorized Signatory**") be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory's approval of such additions, deletions or other changes to such agreement; and

4. **THAT** any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the *Companies Act* (Quebec); and

5. **THAT** any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and

continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6. **THAT** the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company's shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer's or director's approval thereof and such person's authority to do so."

SCHEDULE 1.1.12

AMALGAMATION RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF
BOURSE DE MONTRÉAL INC. / MONTRÉAL EXCHANGE INC.
(the "**Company**")

WHEREAS by agreement dated December 10, 2007 (the "**Combination Agreement**") between the Company and TSX Group Inc. ("**TSX**"), the Company agreed that it would amalgamate with 9189-7058 Québec Inc. ("**SubCo**"), as a result of which the Company shall become a wholly-owned subsidiary of TSX;

RESOLVED THAT the following by-law adopted by the Board of Directors of the Company on December 9, 2007, be and is hereby confirmed as By-Law No. 2007-1 of the Company:

"**BY-LAW 2007-1**

1. **THAT** the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 *et seq* of the *Companies Act* (Quebec) and subject to the terms and conditions set forth in the form of Combination Agreement, a copy of which is attached hereto as Exhibit A, and the form of Amalgamation Agreement by and among SubCo, the Company, TSX Group Inc. and 9190-1983 Québec Inc. (the "**Amalgamation Agreement**"), a copy of which is attached hereto as Exhibit B; and

2. **THAT** the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the *Companies Act* (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory's approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3. **THAT** any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an "**Authorized Signatory**") be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory's approval of such additions, deletions or other changes to such agreement; and

4. **THAT** any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the *Companies Act* (Quebec); and

5. **THAT** any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6. **THAT** the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company's shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer's or director's approval thereof and such person's authority to do so."

SCHEDULE 1.1.77

REGULATORY APPROVALS

1. Compliance with the Competition Act with respect to the transactions contemplated by this Agreement in any one of the following manners:

   (a) the issuance of an advance ruling certificate by the Commissioner pursuant to section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement; or

   (b) TSX and MX have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived; or

   (c) the obligation to give the notice required under section 114 of the Competition Act has been waived pursuant to subsection 113(c) of the Competition Act,

   and, in the case of (b) or (c) above, TSX has been advised in writing by the Commissioner or a person duly authorized by the Commissioner that the Commissioner has determined that grounds do not exist, at that time, for her to make an application to the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any material terms and conditions attached to any such advice would not adversely affect TSX in the sole discretion of TSX, acting reasonably, and such advice has not been rescinded or amended.

2. A decision of the AMF granting its approval for the necessary changes to the articles of MX to the extent necessary to permit the Amalgamation to be consummated in accordance with its terms and the terms of this Agreement and the Amalgamation Agreement.

3. A decision of the AMF authorizing Amalco to carry on exchange activities and issuing a new recognition order (the "**Amalco Recognition Order**") in replacement of the Recognition Order, as necessary to permit the Amalgamation to be consummated in accordance with the terms of this Agreement and the Amalgamation Agreement.

4. A decision of the AMF in connection with termination of 1999 Agreement.

5. Conditional approval of Toronto Stock Exchange to the listing of the TSX Shares issuable as contemplated hereby and any related approval of the OSC in connection therewith which may be required pursuant to Schedule A of the TSX Recognition Order.

6. A decision of the OSC amending the exemptive relief granted to MX as necessary to permit the Amalgamation to be consummated in accordance with the terms of this Agreement and the Amalgamation Agreement.

7. Approval by the SEC of such rule changes by Boston Stock Exchange, Inc. ("**BSE**") as the SEC may deem to be required to be filed pursuant to Section 19(b) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 19b-4 thereunder as a result of the transactions contemplated by this Agreement and the completion by BSE, BOX and MX and its Subsidiaries of such actions as may be necessary as a condition to the effectiveness of such approval.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF MX

3.1.1 **Corporate Existence and Power.** MX is a company duly incorporated, validly existing and in good standing, to the extent that such concept is recognized, under the laws of Québec and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. MX is duly registered or otherwise authorized to do business and is in good standing, to the extent that such concept is recognized, in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.2 **Corporate Authorization.** The execution, delivery and performance by MX of this Agreement and the consummation by MX of the transactions contemplated hereby are within MX's corporate powers and have been duly authorized by the Board of Directors and no other corporate proceedings on the part of MX are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the MX Circular and the approval by MX Shareholders of the Amalgamation Resolution. This Agreement constitutes a valid and binding agreement of MX, enforceable against MX in accordance with its terms.

3.1.3 **Governmental Authorization**. The execution, delivery and performance by MX of this Agreement and the consummation by MX of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Enterprise Registrar under the Companies Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies, including, without limitation, as set forth in the MX Disclosure Letter; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.4 **Non-Contravention.** The execution, delivery and performance by MX of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the MX Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of MX or the constating documents of any of its Subsidiaries (including CAREX and BOX); (ii) assuming compliance with the matters referred to in paragraph 3.1.3 above, contravene, conflict with, or result in a violation or breach of any provision of, any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both,

would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract binding upon MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) or affecting any of their respective assets; or (iv) result in the creation or imposition of any Lien on any asset of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX), with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX. True and complete copies of the articles of incorporation and by-laws of MX as currently in effect have been made available to TSX and MX has not taken any action to amend or succeed such documents, except as contemplated in this Agreement.

3.1.5 **Capitalization**. The authorized share capital of MX consists of an unlimited number of MX Shares and an unlimited number of preferred shares, issuable in series. As at the date hereof: (i) there are issued and outstanding the number of MX Shares set out in the MX Disclosure Letter and no preferred shares were issued and outstanding; (ii) an aggregate of 190,000 MX Shares are issuable upon the exercise of all outstanding MX Options. Except as disclosed in the MX Disclosure Letter and with respect to the MX Options, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by MX of any shares or other securities of MX (including MX Shares and preferred shares) or any of its Subsidiaries (including CAREX and BOX), and neither MX nor any of its Subsidiaries (including CAREX and BOX) has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of MX (including MX Shares and preferred shares) or any of its Subsidiaries (including CAREX and BOX). All outstanding MX Shares have been duly authorized and validly issued, are fully paid and nonassessable, (and no such shares have been issued in violation of any preemptive or similar rights) and all MX Shares issuable upon the exercise of rights under the MX Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Except as disclosed in the MX Disclosure Letter, no MX Shareholder is entitled to any pre-emptive or other similar right granted by MX or any of its Subsidiaries (including CAREX and BOX). Except as disclosed in the MX Disclosure Letter, there are no outstanding contractual or other obligations of MX or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a Subsidiary.

3.1.6 **Subsidiaries.** The MX Disclosure Letter sets forth the following information with respect to each Subsidiary (including CAREX and, to the knowledge of MX, BOX) of MX: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities and debt instruments and a list of registered and, if known, beneficial holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary (including CAREX and, to the knowledge of MX, BOX) of MX is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly

existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on MX. MX is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries (other than MCeX, with respect to which MX owns the issued and outstanding shares as set forth in the MX Disclosure Letter), free and clear of any Encumbrances. All of the shares and other equity interests owned by MX in its Subsidiaries, CAREX or BOX are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the equity interests owned by MX, directly or indirectly in any Subsidiary (or CAREX or BOX) of MX, and except as set forth in the MX Disclosure Letter, neither MX nor any Subsidiary (or CAREX of MX owns, beneficially or of record, any equity interest of any kind in any other Person.

3.1.7 **Reporting Status and Securities Laws Matters.**

3.1.7.1 MX is a "reporting issuer" and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws and is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of MX and, to the knowledge of MX, except as set forth in the MX Disclosure Letter, no inquiry or investigation with respect to MX (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the MX Public Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. MX has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by MX with the Securities Authorities since February 23, 2007, except where the failure to timely file would not reasonably be expected to have a Material Adverse Effect on MX. MX has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential.

3.1.7.2 MX has established and maintains disclosure controls and procedures within the meaning of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*. MX's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to MX, including its consolidated subsidiaries, is made known to MX's chief executive officer and its chief financial officer by others within those entities, particularly during the period in which MX's filings under applicable securities Laws are being prepared. MX has established and maintains internal control

over financial reporting within the meaning of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*. MX's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. MX has disclosed in its most recent interim MD&A any change in MX's internal control over financial reporting that occurred during MX's most recent interim period that has materially affected, or is reasonably likely to materially affect, MX's internal control over financial reporting. MX has made available to TSX copies of any written notifications it has received to date since February 23, 2007 of a (i) significant deficiency or (ii) material weakness in MX's internal control over financial reporting.

3.1.8 **Hart-Scott Rodino Antitrust Improvements Act of 1976.** MX (including entities controlled by MX): (i) held no more than US$59.8 million in assets (other than investment assets, or voting or non-voting securities of another Person) located in the United States of America, based on its most recent regularly prepared balance sheet; and (ii) had aggregate sales of no more than US$59.8 million in or into the United States of America in its most recent fiscal year for which financial data are reasonably available, in each case calculated in accordance with § 802.51 of the Regulations under the *Hart-Scott Rodino Antitrust Improvements Act of 1976*, as amended.

3.1.9 **Financial Statements**. The audited consolidated financial statements as at and for the year ended December 31, 2006 and unaudited consolidated interim financial statements of MX as at and for the nine-month period ended September 30, 2007 (including, in each case, any notes and schedules thereto) included in the MX Disclosure Record (collectively, the "**MX Financial Statements**") fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the consolidated financial position of MX and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

3.1.10 **Absence of Certain Changes**. Since December 31, 2006: (i) other than the transactions contemplated in this Agreement, the business of MX and its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) has been conducted in the ordinary course of business consistent with past practice (it being understood that CAREX and MCeX are start-up enterprises); (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX that has not been disclosed in the MX Disclosure Record; (iii) other than as disclosed in the MX Financial Statements, there has not been any change in the accounting policies used by MX and its Subsidiaries (including CAREX); and (iv) except in the ordinary course of business consistent with past practice or as set forth on the MX Disclosure Letter, there has not been any increase in salary, bonus or benefits to any director, officer or employee of MX.

3.1.11 **No Undisclosed Material Liabilities**. Except as set forth on the MX Disclosure Letter, there are no liabilities or obligations of MX or any of its Subsidiaries (including CAREX), whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the MX Financial Statements or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.12 **Compliance with Laws**. Except as set forth on the MX Disclosure Letter, MX and each of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) and their respective assets is, and since January 1, 2006 has been, in compliance with, and to the knowledge of MX is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law (including privacy Laws), except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.13 **Litigation**. As at the date hereof, there are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to MX (collectively, "**Legal Actions**") pending against or, to the knowledge of MX, threatened against or, affecting MX or any of its Subsidiaries (including CAREX and BOX) or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, which Legal Actions would reasonably be expected to have a Material Adverse Effect on MX, other than as set forth on the MX Disclosure Letter. At the date hereof, neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on MX.

3.1.14 **Taxes**. MX and each of its Subsidiaries (including CAREX) has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the MX Financial Statements. To the knowledge of MX, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to MX or its Subsidiaries (including CAREX) in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MX. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by MX and any of its Subsidiaries.

3.1.15 **Real Property**. Neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) owns any real or immovable property. With respect to the real or immovable property leased, subleased or occupied by MX or its Subsidiaries (including CAREX), all of which is listed in the MX Disclosure Letter (the "**Leased Real Property**"): (i) the lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect with respect to MX or its Subsidiaries (including CAREX), as the case may be, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been made available by MX to TSX, and none of MX or any of its Subsidiaries (including CAREX) or, to the knowledge of MX, the landlord is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of MX or its Subsidiaries (including CAREX) or permit termination, modification or acceleration by any third party thereunder; and (ii) no third party has repudiated or has the right to terminate or repudiate such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on MX.

3.1.16 **Personal Property.** MX and its Subsidiaries (including CAREX) have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MX.

3.1.17 **Intellectual Property**.

3.1.17.1 The MX Disclosure Letter sets forth as at the date hereof a complete and accurate list of all of the following throughout the world granted to, applied for or owned by MX and its Subsidiaries (including CAREX): (i) Patents, (ii) registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, (iii) registered Copyrights and material unregistered Copyrights and (iv) material Information Technology which are owned by MX (collectively, the "**MX Owned Intellectual Property**"). Such list includes, where applicable, the record owner, jurisdiction and registration and/or application number, and date issued (or filed) for each of the foregoing.

3.1.17.2 MX and its Subsidiaries (including CAREX) are the sole and exclusive owners of or have a valid right to use, free and clear of all Encumbrances, all of the Technology used in or necessary for the conduct of their business as currently conducted or contemplated to be conducted, subject to the terms of any applicable third party license agreements. The MX Owned Intellectual Property and, to the knowledge of MX, any Intellectual Property used in the

business of MX and its Subsidiaries (including CAREX), is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned.

3.1.17.3 The MX Disclosure Letter sets forth a complete and correct list of the License Agreements.

3.1.17.4 Except as disclosed in the MX Disclosure Letter, no licenses or rights have been granted including under source code escrow agreement to access, use or distribute the source code, or to use source code to create Derivative Works, of any product currently marketed by, commercially available from, or under development by MX or any of its Subsidiaries for which MX or any of its Subsidiaries (including CAREX) possesses the source code.

3.1.17.5 To the knowledge of MX, the conduct of the business of MX and its Subsidiaries (including CAREX), as presently conducted and as proposed to be conducted, does not conflict with or result in violation of any Intellectual Property of any other Person.

3.1.17.6 Except as disclosed in the MX Disclosure Letter, to the knowledge of MX, no third party is misappropriating, infringing, diluting or violating any MX Owned Intellectual Property or Technology used by MX and its Subsidiaries (including CAREX), except misappropriations, infringements, dilutions or violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on MX, and no Legal Action or other adversarial claims have been brought or threatened against any third party by MX and its Subsidiaries (including CAREX).

3.1.17.7 Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX, the Information Technology: (i) is free from defects that would render it inoperable or unusable as a whole; and (ii) does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used to access, modify, delete or damage any of the Information Technology.

3.1.17.8 With respect to any MX Owned Intellectual Property, including Information Technology, such MX Owned Intellectual Property was either developed (i) by employees of MX and its Subsidiaries within the scope of their employment or (ii) by independent contractors who have vested all rights in and to such Intellectual Property to MX or any of its Subsidiaries (including CAREX) pursuant to written agreements (such as by assignment or work-made-for-hire provisions). All current and former officers, employees and consultants having participated in or contributed to the development of the Technology are subject to and have agreed in writing to be bound by MX's Code of Ethics, including the express provisions thereof relating to the confidentiality of confidential Technical Information of MX or any of its

Subsidiaries (including CAREX) and the Intellectual Property rights of MX in all such Technology and Technical Information and copyrighted works.

3.1.17.9 MX and its Subsidiaries (including CAREX) have established (and are operating in material compliance with) commercially reasonable disaster recovery plans, procedures and facilities, including hardware and software, and have taken commercially reasonable steps to safeguard all hardware, software and Information Technology that is material to their business and restrict unauthorized access thereto.

3.1.17.10 All of the Information Technology used in or necessary to the conduct of the business of BOX as currently conducted or contemplated to be conducted, other than Third Party Software that is otherwise available on prevailing market terms or otherwise commercially reasonable terms, is licensed from MX or one of its Subsidiaries.

3.1.18 **Insurance**. MX and its Subsidiaries (including CAREX) maintain policies of insurance as are listed in the MX Disclosure Letter and MX and its Subsidiaries (including CAREX), as the case may be, in compliance in all material respects with all requirements with respect thereto. MX and its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of MX and its Subsidiaries (including CAREX and BOX). To the knowledge of MX, there are no facts that, at the date hereof, would give rise to an obligation of MX to indemnify its directors and officers.

3.1.19 **Material Contracts**. All Contracts to which MX or any of its Subsidiaries (including CAREX) is a party or by which any of them is bound: (i) which involve aggregate future payments by or to any of them in excess of $500,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $200,000; (ii) with any Governmental Entity (including licences); (iii) entered into since December 31, 2006, for the sale of securities or material assets of MX or any of its Subsidiaries (including CAREX), or for the acquisition of securities, material assets or material businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its material assets; (iv) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other Contracts relating to the borrowing of money in excess of $250,000; (v) under which MX or any if its Subsidiaries (including CAREX) has any liabilities to any (a) current director or officer of any of MX or any of its Subsidiaries (including CAREX) or any person that has served within the past two years as such or any of such Person's immediate family members; (b) registered or beneficial owner of more than five percent of the MX Shares as the date hereof; or (c) to the knowledge of MX, any Affiliate or Associate of any Person referred to in clauses (a) or (b) (other than MX or any if its Subsidiaries (including CAREX); and (vi) which are of the type referred to above and outside the ordinary and regular course of

business; (collectively, "**MX Material Contracts**") are listed in the MX Disclosure Letter.

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX: (i) each of the MX Material Contracts and each of the BOX Material Contracts is in full force and effect, is valid, binding and enforceable against MX or its Subsidiaries (including CAREX or, to the knowledge of MX, BOX), as the case may be; (ii) except as set out in the MX Disclosure Letter no notice of termination been given thereunder; and (iii) neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) is in breach or default under any MX Material Contract or BOX Material Contract or is aware of any condition that with the passage of time or the giving of notice or both would result in such a breach or default by MX or its Subsidiaries (including CAREX or, to the knowledge of MX, BOX). Neither MX nor any of its Subsidiaries has received written notice of any breach or default under any MX Material Contract by any other party thereto, except where any such violation or default would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on MX.

3.1.20 **Indebtedness.** The MX Disclosure Letter sets forth a true and complete summary of the outstanding consolidated Indebtedness of MX and each of its Subsidiaries (including CAREX) at the date hereof and, to the knowledge of MX, the Indebtedness of BOX at September 30, 2007.

3.1.21 **Pension and Employee Benefits**

3.1.21.11 The MX Disclosure Letter lists all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) for the benefit of employees and former employees (including the MX Employee Purchase Plan and the MX Stock Option Plan) (collectively, the "**MX Plans**").

3.1.21.12 MX and each of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) have complied in all material respects, with the terms of all MX Plans and with all applicable Laws relating thereto.

3.1.21.13 All of the MX Plans are established and registered and, in all material respects, administered in accordance with all applicable Laws and in accordance with their terms.

3.1.21.14 All current obligations of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) regarding the MX Plans have been satisfied except as would not reasonably be expected to have a Material

Adverse Effect on MX and no Taxes are due and payable under any of the MX Plans.

3.1.21.15 Each MX Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable.

3.1.21.16 To the knowledge of MX, no MX Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of MX, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any MX Plan required to be registered.

Except as set out in the MX Disclosure Letter, neither the execution and delivery of this Agreement by MX nor consummation of the Amalgamation nor compliance by MX with any of the provisions hereof, shall result in any payment by MX or any of its Subsidiaries (including CAREX, and to the knowledge of MX, BOX) (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any MX Plan or restriction held in connection with a MX Plan.

3.1.22 **Customers**. The MX Disclosure Letter sets out a list of the 10 largest customers (by two-sided volume of transactions and by value of transactions (being gross transaction revenue before any rebates or, in respect of certain contracts, licensing royalties) and ranked in descending order) of MX and its Subsidiaries for the year ended December 31, 2006 and for the ten-month period ended October 31, 2007 (the "**Material Customers**"). No Material Customer has, since December 31, 2006, cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with MX or any Subsidiary.

3.1.23 **Brokers**. Except for National Bank Financial Inc. and Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, MX in connection with this Agreement or the Amalgamation. MX has made full disclosure in the MX Disclosure Letter to TSX of all fees to be paid to each of National Bank Financial Inc. and Citigroup Global Markets Inc. under the terms of the respective agreements with each of them.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF TSX

3.2.1 **Corporate Existence and Power.** TSX is a corporation duly incorporated, validly existing and in good standing, to the extent such concept is recognized, under the laws of Ontario and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. TSX is duly registered or otherwise authorized to do business and is in good standing, to the extent such concept is recognized, in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.2 **Corporate Authorization.** The execution, delivery and performance by TSX of this Agreement and the consummation by TSX of the transactions contemplated hereby are within TSX's corporate powers and have been duly authorized by the board of directors of TSX and no other corporate proceedings on the part of TSX are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of TSX, enforceable against TSX in accordance with its terms.

3.2.3 **Governmental Authorization**. The execution, delivery and performance by TSX of this Agreement and the consummation by TSX of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Enterprise Registrar under the Companies Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.4 **Non-Contravention**. The execution, delivery and performance by TSX of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the TSX Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of TSX or the constating documents of any of its Subsidiaries; (ii) assuming compliance with the matters referred to in paragraph 3.2.3 above, contravene, conflict with, or result in a violation or breach of any provision of, any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which TSX or any of its Subsidiaries

is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract binding upon TSX or any of its Subsidiaries or affecting any of their respective assets; or (iv) result in the creation or imposition of any Lien on any asset of TSX or any of its Subsidiaries or give rise to any liabilities or obligations of TSX or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX. True and complete copies of the articles of incorporation and by-laws of TSX as currently in effect have been delivered to MX and TSX has not taken any action to amend or succeed such documents.

3.2.5 **Capitalization**. The authorized share capital of TSX consists of an unlimited number of TSX Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof: (i) there are issued and outstanding the number of TSX Shares set out in the TSX Disclosure Letter and no preferred shares were issued and outstanding; (ii) an aggregate of 977,555 TSX Shares are issuable upon the exercise of all outstanding TSX Options. Except with respect to the TSX Options or as set out in the TSX Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by TSX of any shares or other securities of TSX (including TSX Shares and preferred shares) or any of its Subsidiaries, and neither TSX nor any of its Subsidiaries has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of TSX (including TSX Shares and preferred shares) or any of its Subsidiaries. All outstanding TSX Shares have been duly authorized and validly issued, are fully paid and nonassessable, (and no such shares have been issued in violation of any preemptive or similar rights) and all TSX Shares issuable upon the exercise of rights under the TSX Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. No TSX Shareholder is entitled to any pre-emptive or other similar right granted by TSX or any of its Subsidiaries. There are no outstanding contractual or other obligations of TSX or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a Subsidiary.

3.2.6 **Subsidiaries.** The TSX Disclosure Letter sets forth the following information with respect to each Subsidiary of TSX, other than Subsidiaries of TSX whose total assets does not exceed 10% on a combined basis of the consolidated assets of TSX: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities and debt instruments and a list of registered and, to the knowledge of TSX, beneficial holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of TSX is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the

aggregate, have or reasonably be expected to have a Material Adverse Effect on TSX. TSX is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries, free and clear of any Encumbrances. All of such shares and other equity interests so owned by TSX are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the equity interests owned by TSX, directly or indirectly in any Subsidiary of TSX, and except as set forth in the TSX Disclosure Letter, neither TSX, directly or indirectly, nor any Subsidiary of TSX owns, beneficially or of record, any equity interest of any kind in any other Person.

3.2.7 **Reporting Status and Securities Laws Matters.**

3.2.7.1 TSX is a "reporting issuer" and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws and is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of TSX and, to the knowledge of TSX, no inquiry or investigation with respect to TSX (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the TSX Public Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. TSX has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by TSX with the Securities Authorities since December 31, 2006, except where the failure to timely file would not reasonably be expected to have a Material Adverse Effect on TSX. TSX has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential.

3.2.7.2 TSX has established and maintains disclosure controls and procedures within the meaning of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*. TSX's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to TSX, including its consolidated Subsidiaries, is made known to TSX's chief executive officer and its chief financial officer by others within those entities, particularly during the period in which TSX's filings under applicable securities Laws are being prepared. TSX has established and maintains internal control over financial reporting within the meaning of Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*. TSX's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. TSX has disclosed in its most recent interim MD&A any change in TSX's internal control over financial reporting that occurred during TSX's most recent interim period that has

materially affected, or is reasonably likely to materially affect, TSX's internal control over financial reporting. TSX has made available to MX copies of any written notifications it has received to date since December 31, 2006 of a (i) significant deficiency or (ii) material weakness in TSX's internal control over financial reporting.

3.2.8 **Financial Statements**. The audited consolidated financial statements as at and for the year ended December 31, 2006 and unaudited consolidated interim financial statements of TSX as at and for the nine months ended September 30, 2007 (including, in each case, any notes and schedules thereto) included in the TSX Public Disclosure Record (collectively, the "**TSX Financial Statements**") fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the consolidated financial position of TSX and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

3.2.9 **Absence of Certain Changes**. Since December 31, 2006, (i) other than the transactions contemplated in this Agreement, the business of TSX and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX that has not been disclosed in the TSX Public Disclosure Record; and (iii) there has not been any change in the accounting policies used by TSX and its Subsidiaries.

3.2.10 **No Undisclosed Material Liabilities**. There are no liabilities or obligations of TSX or any of its Subsidiaries, whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the TSX Financial Statements or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.11 **Compliance with Laws**. TSX and each of its Subsidiaries and their respective assets is, and since January 1, 2006 has been, in compliance with, and to the knowledge of TSX is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law (including privacy Laws) except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.12 **Litigation**. As at the date hereof, there are no Legal Actions (such defined term being without reference to the knowledge of MX for the purposes of this Section 3.2.12) known

to TSX pending against or, to the knowledge of TSX, threatened against or affecting TSX or any of its Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, which Legal Actions would reasonably be expected to have a Material Adverse Effect on TSX. At the date hereof, neither TSX nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on TSX.

3.2.13 **Taxes**. TSX and each of its Subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the TSX Financial Statements. To the knowledge of TSX, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to TSX or its Subsidiaries in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on TSX. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by TSX and any of its Subsidiaries.

3.2.14 **Intellectual Property**. TSX and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate intellectual property rights and/or licenses (collectively, the "**TSX Intellectual Property**") necessary to carry on the business now operated by them, and none of TSX or any Subsidiary has received any claim or allegation of any infringement of or conflict with asserted rights of others with respect to any TSX Intellectual Property or of, to the knowledge of TSX, any facts or circumstances which would render any TSX Intellectual Property invalid or inadequate to protect the interest of TSX or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect on TSX.

3.2.15 **Insurance**. TSX and its Subsidiaries maintain policies of insurance as are listed in the TSX Disclosure Letter and TSX is in compliance in all material respects with all requirements with respect thereto. TSX and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of TSX and its Subsidiaries.

3.2.16 **Brokers**. Except for BMO Nesbitt Burns Inc., Desjardins Securities Inc. and as set forth in the TSX Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, TSX in connection with this Agreement or the Amalgamation.

3.2.17 **Financing.**

3.2.17.1 TSX has made adequate arrangements to ensure that the required funds are available to effect the redemption for cash of the Amalco Redeemable Shares as of the Effective Date, and such financing is not subject to any conditions precedent other than those conditions set forth in Article 6 hereof.

3.2.17.2 TSX has provided the MX with copies of each executed commitment letter and other financing documents evidencing the financing arrangements referred to in Section 3.2.17.1 (collectively, the "**Financing Commitment**"). The Financing Commitment is a legal, valid and binding obligation of TSX and, to the knowledge of TSX, each of the other parties thereto. The Financing Commitment has not been amended or modified prior to the date hereof and as of the date hereof, the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment is in full force and effect. As of the date hereof, no event has occurred which, with or without notice or lapse of time or both, would constitute a default or breach on the part of TSX or, to the knowledge of TSX, any other parties thereto, under the Financing Commitment. TSX covenants and agrees that it shall not amend the Financing Commitment without the prior written consent of MX, which consent shall not be unreasonably withheld or delayed, and TSX will provide to MX any amendments to the Financing Commitment and documents related thereto, or any notices given in connection therewith, as promptly as possible (and in any event, within 24 hours).

SCHEDULE 4.2

CERTAIN TERMS AND CONDITIONS OF THE AMALCO RECOGNITION ORDER AND OF THE TSX UNDERTAKING TO THE AMF

TSX UNDERTAKING

TSX shall provide a written undertaking to the AMF containing the following provisions, or such substantially similar provisions as the TSX and the AMF may otherwise agree:

1. TSX shall not do anything to cause Amalco to cease to be the Canadian national exchange for all derivatives trading and related products, including being the sole operator for trading of carbon and other emission credits in Canada;

2. TSX shall cause the existing derivatives trading and related products operations of MX to remain in Montréal;

3. TSX shall nominate every year for election to the board of directors of TSX, at every annual meeting of TSX held following the Effective Date, such number of directors who are resident of Québec as represents 25% of the total number of directors nominated for election in any such year, provided that all MX Nominees and Other Nominees shall be deemed to be residents of Québec for the purposes of this Undertaking regardless of whether or not they are residents of Québec;

4. TSX shall cause the MX Nominees to be nominated for election to the board of directors of TSX at each of the first three annual meetings of TSX called following the Effective Date; provided that if any of the MX Nominees should resign, be ineligible or otherwise unable to serve as directors of TSX, the remaining MX Nominees shall be entitled to nominate the requisite number of replacement candidates for election (the "**Other Nominees**"). TSX shall only be obligated to nominate for election to the board of directors of TSX those Other Nominees who are able and eligible to serve as a director of TSX; and

5. TSX shall cause at least one MX Nominee or Other Nominee to sit on each committee of the board of directors of TSX for a period of three years after the Effective Date.

For the purposes hereof, an MX Nominee or an Other Nominee shall be eligible to serve as a director of TSX if he or she is (i) independent from and unrelated to TSX and its Subsidiaries (other than Mr. Luc Bertrand); (ii) has no conflict of interest with TSX or its Subsidiaries; (iii) is a resident of Canada; and (iv) meets all requirements of applicable Law, including under the TSX Recognition Order.

AMALCO RECOGNITION ORDER

In order to ensure the permanence of MX's derivatives expertise and the associated value-added employment in the derivatives and information technology sectors to remain in Montréal, the Amalco Recognition Order shall provide that:

1. Amalco and CDCC's head and executive offices will remain in Montréal;

2. the most senior executive officer of each of Amalco and CDCC will reside and work in Montréal; and

3. Amalco will retain the name "Bourse de Montréal Inc. / Montréal Exchange Inc".

Notwithstanding the new provisions (outlined above) to be included in the Amalco Recognition Order, the Amalco Recognition Order shall contain substantially the same terms and conditions as those set out in the Recognition Order, except that the 10 % ownership limit in respect of MX will be replaced by the restriction that no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than 10% of any class or series of voting shares of TSX.

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the 10th day of December, 2007

AMONG: **9189-7058 QUÉBEC INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX Subco**")

AND: **BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Luc Bertrand, duly authorized for all purposes hereof (hereinafter referred to as "**MX**")

AND: **TSX GROUP INC.**, a company incorporated under the laws of the Province of Ontario having its registered office in the City of Toronto, Province of Ontario, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX**")

AND: **9190-1983 QUÉBEC INC.**, a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as "**TSX Newco**")

WHEREAS TSX Subco was incorporated under Part IA of the *Companies Act* (Québec) by certificate and articles of incorporation dated November 26, 2007;

WHEREAS MX was incorporated under Part IA of the *Companies Act* (Québec) by certificate and articles of incorporation dated September 29, 2000, which has been amended by certificate of amendment dated February 24, 2006;

WHEREAS the authorized capital of TSX Subco consists of (i) an unlimited number of class A common shares, (ii) an unlimited number of class B common shares, (iii) an unlimited number of class A preferred shares, (iv) an unlimited number of class B preferred shares, (v) an unlimited number of class C preferred shares and (vi) an unlimited number of class D preferred shares, all without par value, of which one (1) class A common share has been issued and alloted and is outstanding as fully paid and non-assessable and 428,200,000 class B common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation (as such term is defined below);

WHEREAS the authorized capital of MX consists of (i) an unlimited number of preferred shares issuable in series and (ii) an unlimited number of common shares, all without par value, of which 30,655,683.334 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS TSX and MX have entered into a combination agreement dated as of the date hereof with respect to the transactions contemplated herein (the "**Combination Agreement**");

WHEREAS, as contemplated in the Combination Agreement, TSX Subco and MX, availing themselves of Part IA of the *Companies Act* (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS the requirements of section 123.116 of the *Companies Act* (Québec) will be satisfied by Amalco (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1 "**Amalco**" means Bourse de Montréal Inc./ Montréal Exchange Inc., the company resulting from the Amalgamation;

1.1.2 "**Amalgamation**" means the amalgamation between TSX Subco and MX under Part IA of the Companies Act giving effect to the transactions described in this Agreement;

1.1.3 "**Articles of Amalgamation**" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A;

1.1.4 "**Business Day**" means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.5 "**Cash Alternative**" has the meaning ascribed thereto in Section 5.1.1(c);

1.1.6 "**Certificate of Amalgamation**" means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.7 "**Circular**" means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.8 "**Class A Common Shares**" (individually, a "**Class A Common Share**") means the class A common shares in the share capital of Amalco;

1.1.9 "**Class B Common Shares**" (individually, a "**Class B Common Share**") means the class B common shares in the share capital of Amalco;

1.1.10 "**Class C Common Shares**" (individually, a "**Class C Common Share**") means the class C common shares in the share capital of Amalco;

1.1.11 "**Combination Agreement**" has the meaning ascribed thereto in the preamble of this Agreement;

1.1.12 "**Companies Act**" means the *Companies Act* (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.13 "**Depository**" means CIBC Mellon Trust Company;

1.1.14 "**Effective Date**" means the date shown on the Certificate of Amalgamation;

1.1.15 "**Enterprise Registrar**" means the enterprise registrar acting under the Companies Act;

1.1.16 "**Exchange Ratio**" means 0.7784 TSX Share for each MX Share;

1.1.17 "**Governmental Entity**" (collectively, the "**Governmental Entities**") means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.18 "**Issued and Paid-up Share Capital**" means the issued and paid-up share capital as determined under the Companies Act;

1.1.19 "**Laws**" (individually, a "**Law**") means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to

such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.20 "**Letter of Transmittal**" means the form of letter of transmittal enclosed with the Circular;

1.1.21 "**Maximum Cash Consideration**" has the meaning ascribed thereto at Section 5.1.1(c);

1.1.22 "**Maximum Share Consideration**" has the meaning ascribed thereto at Section 5.1.1(c);

1.1.23 "**MX Meeting**" means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by the Combination Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.24 "**MX Shareholders**" (individually, a "**MX Shareholder**") means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.25 "**MX Shares**" (individually, a "**MX Share**") means common shares in the share capital of MX;

1.1.26 "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.27 "**Redeemable Shares**" means the redeemable preferred shares in the share capital of Amalco;

1.1.28 "**Remaining TSX Shares**" has the meaning ascribed thereto in Section 5.1.2;

1.1.29 "**Share Alternative**" has the meaning ascribed thereto in Section 5.1.1(c);

1.1.30 "**Tax**" and "**Taxes**" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all

employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.31 "**TSX Shares**" (individually, a "**TSX Share**") means common shares in the share capital of TSX; and

1.1.32 "**Value**" has the meaning ascribed thereto in Section 5.1.1(d).

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
AMALGAMATION

2.1 Amalgamation

TSX Subco and MX hereby agree to amalgamate and to continue as one company effective from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Combination Agreement.

2.2 Contribution of TSX Subco and MX

2.2.1 Upon the Amalgamation, TSX Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2 Upon the Amalgamation, MX shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3 Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of TSX Subco and MX, and (b) assume all of their obligations.

2.4 Name

The name of Amalco shall be "Bourse de Montréal Inc." in the French language form and "Montréal Exchange Inc." in the English language form.

2.5 Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be Tour de la Bourse, 4th Floor, 800 Victoria Square, Montréal, H4Z 1A9, Province of Québec.

2.6 Activities

There shall be no limitations on the activities of Amalco.

2.7 Share Capital

2.7.1 The authorized share capital of Amalco shall consist of an unlimited number of (i) Class A Common Shares, without par value, (ii) Class B Common Shares, without par value, (iii) Class C Common Shares, without par value, and (iv) Redeemable Shares, without par value; and

2.7.2 The rights, privileges, conditions and restrictions attached to the Class A Common Shares, Class B Common Shares, Class C Common Shares and Redeemable Shares are described in Appendix 1 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8 Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9 By-Laws

The by-laws of Amalco shall be in the form attached hereto as Schedule B, subject to such changes as may be required to comply with the requirements of the *Autorité des marchés financiers*, which are acceptable to the parties, acting reasonably.

ARTICLE 3
BOARD OF DIRECTORS

3.1 Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of twenty-four directors. The initial board of directors of Amalco shall consist of four directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address
Wayne C. Fox	Chair of TSX and Corporate Director	Oakville, Ontario
Richard Nesbitt	Chief Executive Officer of TSX	Toronto, Ontario
Jean Turmel	President of Perseus Capital inc.	Outremont, Québec
Luc Bertrand	President and Chief Executive Officer of MX	Baie d'Urfé, Québec

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1 Subscription to class B common shares of TSX Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by MX Shareholders at the MX Meeting in accordance with the Companies Act and other applicable Laws and provided that the conditions specified in the Combination Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, TSX Subco shall as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX or one of its subsidiaries shall subscribe to 428,200,000 class B common shares of TSX Subco. Following such subscription, there shall be one (1) class A common share and 428,200,000 class B common shares of TSX Subco issued and outstanding as fully paid and non-assessable.

ARTICLE 5
AMALGAMATION EVENTS

5.1 Amalgamation Events

5.1.1 On the Effective Date:

(a) the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an Issued and Paid-up Share Capital equal to the Issued and Paid-up Share Capital of the presently issued and fully paid class A common share of TSX Subco;

(b) each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c) the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the "**Share Alternative**"); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the "**Cash Alternative**"), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Redeemable Shares shall be $428,200,000 (the "**Maximum Cash Consideration**"); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the "**Maximum Share Consideration**").

Any MX Shareholder who fails to complete a Letter of Transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the Letter of Transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d) in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (c) above, Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Class C Common Shares as represents the value (the "**Value**") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value.

5.1.2 Issued and Paid-up Share Capital

(a) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by Amalco under the Amalgamation under 5.1.1(d) above on the Effective Date shall be obtained by:

(i) adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by Amalco under the Amalgamation under 5.1.1(b) above on the Effective Date shall be obtained by:

(i) adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(c) the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Redeemable Shares in connection with the issuance of

Redeemable Shares under the Amalgamation under paragraph 5.1.1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d) for the purposes of the *Income Tax Act* (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e) notwithstanding paragraph 5.1.2(c) above, if subsection 87(3) or any other provision of the *Income Tax Act* (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the *Income Tax Act* (Canada) would be less than $39 per share, paragraph 5.1.2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the *Income Tax Act* (Canada) and the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class B Common Shares as determined by paragraph 5.1.2(b) above and, if necessary, the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class C Common Shares as determined by paragraph 5.1.2(a) above, shall be reduced by the amount necessary to achieve this result.

5.1.3 In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the "**Remaining TSX Shares**") as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

5.1.4 Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes

of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

5.2 Redemption of Redeemable Shares

Each Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation. No certificates for the Redeemable Shares shall be issued to holders.

ARTICLE 6
TERMINATION

6.1 Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 7
GENERAL

7.1 Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3 Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5 Time

Time shall be of the essence of this Agreement.

7.6 Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9189-7058 QUÉBEC INC.

Per: *(signed) Richard Nesbitt*
Richard Nesbitt
President

BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

Per: *(signed) Luc Bertrand*
Luc Bertrand
President and Chief Executive Officer

TSX GROUP INC.

Per: *(signed) Richard Nesbitt*
Richard Nesbitt
Chief Executive Officer

9190-1983 QUÉBEC INC.

Per: _(signed) Richard Nesbitt_
Richard Nesbitt
President

SCHEDULE A

Registraire des entreprises
Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X s'il s'agit d'une fusion simplifiée ☐

1. Nom - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

BOURSE DE MONTRÉAL INC.
and its version
MONTRÉAL EXCHANGE INC.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. District judiciaire du Québec où la compagnie établit son siège - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp. MONTRÉAL

3. Nombre précis ou nombres minimal et maximal d'administrateurs MINIMUM: 3 MAXIMUM: 24

4. Date d'entrée en vigueur si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. Décrire le capital-actions autorisé et les limites imposées - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)
The annexed Appendix 1 is incorporated in this form

6. Restrictions sur le transfert des actions et autres dispositions, le cas échéant
The annexed Appendix 2 and Appendix 3 are incorporated in this form

7. Limites imposées à son activité, le cas échéant
N/A

8. Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	BOURSE DE MONTRÉAL INC.	1 1 4 9 6 0 9 9 4 4	
2.	9189-7058 QUÉBEC INC.	1 1 6 4 8 2 2 2 0 8	
3.		1 1	
4.		1 1	

Réservé à l'administration

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

**RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TÉLÉCOPIER.**

APPENDIX 1 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

DESCRIPTION OF SHARE CAPITAL

The company resulting from the amalgamation (the "**Company**") between 9189-7058 Québec Inc. ("**TSX Subco**") and Bourse de Montréal Inc./ Montréal Exchange Inc. ("**MX**") (the "**Amalgamation**") is authorized to issue an:

Unlimited number of class A common shares without par value (the "**Class A Common Shares**");
Unlimited number of class B common shares without par value (the "**Class B Common Shares**");
Unlimited number of class C common shares without par value (the "**Class C Common Shares**"); and
Unlimited number of redeemable preferred shares without par value (the "**Redeemable Shares**");

I. The Class A Common Shares, Class B Common Shares and Class C Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each Class A Common Share and each Class B Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the *Companies Act* (hereinafter referred to as the "**Act**")). The holders of the Class C Common Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b) The holders of the Class A Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares. Any dividends paid on the Class A Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c) The board of directors may, in its discretion, declare dividends on the Class A Common Shares without having to concurrently declare dividends on the Class B Common Shares or on the Class C Common Shares.

(d) The holders of the Class B Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class B Common Shares. Any dividends paid on the Class B Common Shares, when paid in money, shall be

payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e) The board of directors may, in its discretion, declare dividends on the Class B Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class C Common Shares.

(f) The holder or holders of issued and outstanding Class B Common Shares shall have the option to convert all or part of their Class B Common Shares into Class A Common Shares, at the rate of one (1) Class A Common Share for each Class B Common Share converted.

(g) The holder or holders of Class B Common Shares who wish to convert their shares into Class A Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class B Common Shares they wish to convert. Certificates representing Class B Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class A Common Shares resulting from the conversion. In the event of partial conversion of Class B Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class B Common Shares which were not converted.

(h) On the date of conversion, the converted Class B Common Shares shall automatically become Class A Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class A Common Shares and the Class B Common Shares according to the provisions of the Act.

(i) The holders of the Class C Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class C Common Shares. Any dividends paid on the Class C Common Shares, when paid in money, shall be payable in the currency of any country.

(j) The board of directors may, in its discretion, declare dividends on the Class C Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class B Common Shares.

(k) The holders of issued and outstanding Class C Common Shares shall have the option to convert all or part of their Class C Common Shares into Class B Common

Shares, at the rate of one (1) Class B Common Share for each Class C Common Share converted.

(l) The holder or holders of Class C Common Shares who wish to convert their shares into Class B Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class C Common Shares they wish to convert. Certificates representing Class C Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class B Common Shares resulting from the conversion. In the event of partial conversion of Class C Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class C Common Shares which were not converted.

(m) On the date of conversion, the converted Class C Common Shares shall automatically become Class B Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class B Common Shares and the Class C Common Shares according to the provisions of the Act.

(n) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares, the Class B Common Shares or the Class C Common Shares, the holders of the Class A Common Shares, the holders of the Class B Common Shares and the holders of the Class C Common Shares shall be entitled to receive the remaining property of the Company; the Class A Common Shares, the Class B Common Shares and the Class C Common Shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II. The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares to holders under the Amalgamation (the "**Amalgamation Redemption Date**") and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the "**Redemption Date**"), redeem the Redeemable Shares and pay the Aggregate Redemption Amount (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i) *Notice*. Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii) *Delivery of Aggregate Redemption Amount*. On or before the Redemption Date, the Company shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "**Depository**") at its principal office in the City of Montréal, $39 (the "**Redemption Amount**") in respect of each Redeemable Share to be redeemed (the "**Aggregate Redemption Amount**"). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company's obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii) *Payment of Aggregate Redemption Amount*. From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the principal office of the Depository in the City of Montréal of the certificate representing the common shares of the Company's predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and the holder's letter of transmittal or such other documents as the Company or the Depository may, in its discretion, consider acceptable, or, if such Redeemable Shares were issued subsequent to the Amalgamation, on presentation and surrender of the certificate representing such Redeemable Shares, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefor unless payment of the aforesaid Aggregate Redemption Amount has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Amount be payable by the Company or

the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv) *Discharge of obligations.* Immediately after the Amalgamation or the issuance of the Redeemable Shares in the event they are issued subsequent to the Amalgamation, and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v) *Lost certificates.* In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of the Company's predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder's letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to the Company and the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Class A Common Shares,

the Class B Common Shares and the Class C Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d) The amount of $39 is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the *Income Tax Act* (Canada).

(e) The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than ⅔ of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

APPENDIX 2 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1) Effective immediately after the Redemption Date, no securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2) The directors may, when they deem it expedient:

(a) borrow money upon the credit of the Company;

(b) issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c) hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3) Subject to the provisions of the Act, the shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4) Subject to the provisions of the Act, the annual meeting of the shareholders may be held outside Québec.

(5) Subject to the provisions of the Act, the election of the directors may be held outside Québec.

APPENDIX 3 TO THE ARTICLES OF AMALGAMATION OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

CONVERSION PROVISIONS

1. Upon the Amalgamation:

(a) the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an issued and paid-up share capital equal to the issued and paid-up share capital of the presently issued and fully paid class A common share of TSX Subco;

(b) each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c) the common shares of MX (the "**MX Shares**") outstanding immediately prior to the date shown on the certificate of amalgamation (the "**Effective Date**") issued by the enterprise registrar acting under the Act attesting the Amalgamation shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable common shares of TSX (the "**TSX Shares**") equal to the product of the number of such MX Shares held by such holder multiplied by a ratio (the "**Exchange Ratio**") of 0.7784 TSX Share for each MX Share (the "**Share Alternative**"); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by the Company in consideration for $39 per share (the "**Cash Alternative**"), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the shareholder of MX (the "**MX Shareholder**", all the shareholders of MX being collectively referred to as the "**MX Shareholders**") will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by the Company on redemption of Redeemable Shares shall be $428,200,000 (the "**Maximum Cash Consideration**"); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the "**Maximum Share Consideration**").

Any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the

Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by the Company to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d) in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph 1(c) above, the Company shall cause 9190-1983 Québec Inc. ("**Newco**") to issue to TSX, in consideration for the Company issuing to Newco such number of Class C Common Shares as represents the value (the "**Value**") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of Newco having a total value of $100,000,000 and such number of class A common shares of Newco as represents the balance of the Value.

2. Issued and paid-up share capital

(a) the amount to be added to the issued and paid-up share capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by the Company under the Amalgamation under 1(d) above on the Effective Date shall be obtained by:

(i) adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b) the amount to be added to the issued and paid-up share capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by the Company under the Amalgamation under 1(b) above on the Effective Date shall be obtained by:

(i) adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii) deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and

paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii) multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation,

(c) the amount to be added to the issued and paid-up share capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d) for the purposes of the *Income Tax Act* (Canada) and any similar provincial enactment, the aggregate paid-up capital of the Company shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common Share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e) notwithstanding paragraph 2(c) above, if subsection 87(3) or any other provision of the *Income Tax Act* (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the *Income Tax Act* (Canada) would be less than $39 per share, paragraph 2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the *Income Tax Act* (Canada) and the amount that would otherwise be credited to the issued and paid-up share capital of the Class B Common Shares as determined by paragraph 2(b) above and, if necessary, the amount that would otherwise be credited to the issued and paid-up share capital of the Class C Common Shares as determined by paragraph 2(a) above, shall be reduced by the amount necessary to achieve this result.

3. In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the "**Remaining TSX Shares**") as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the

Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

SCHEDULE B

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1 **DEFINITIONS** In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a) "Act" means the *Companies Act* (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the *Companies Act* and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b) "approved participant" refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c) "articles" means the articles of amalgamation of the Company attached to the certificate of amalgamation dated ■, as from time to time amended;

(d) "by-laws" means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e) words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms of provisions; and

(g) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1 **ANNUAL MEETINGS** Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2 **SPECIAL GENERAL MEETINGS** Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3 **NOTICE OF MEETING** Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4 <u>CHAIRMAN</u> The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5 <u>QUORUM, VOTING AND ADJOURNMENTS</u> Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at such meeting, present in person or represented by proxy; shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6 <u>RIGHT TO VOTE</u> At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7 <u>SCRUTINEERS</u> The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8 **ADDRESSES OF SHAREHOLDERS** Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9 **RESOLUTION IN WRITING IN LIEU OF MEETING.** A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10 **PARTICIPATION BY TELEPHONE.** Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1 **ELECTION OF DIRECTORS AND TERM OF OFFICE** Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2 **ACTS OF DIRECTORS** All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3 **POWER TO ALLOT STOCK AND GRANT OPTIONS** Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in such resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4 **POWER TO DECLARE DIVIDENDS** The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5 **PLACE OF MEETINGS AND NOTICES** All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised by a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6 **CHAIRMAN** The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7 **QUORUM** A majority of the directors in office shall constitute a quorum.

SECTION 3.8 **ADJOURNMENT** Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9 **VACANCIES AND RESIGNATION** In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1 **COMMITTEES OF THE BOARD** The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2 **TRANSACTION OF BUSINESS** The powers of a committee of the Board of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3 **ADVISORY BODIES** The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4 **PROCEDURE** Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5 **LIMITS ON AUTHORITY** The Board of Directors may not delegate to any committee the authority to:

(a) Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c) Issue securities except in the manner and on the terms authorized by the directors;

(d) Declare dividends;

(e) Purchase, redeem or otherwise acquire shares issued by the Company;

(f) Approve a take-over bid circular, directors' circular, or issuer bid circular referred to in the *Securities Act* (Québec);

(g) Approve any financial statements referred to in the *Securities Act* (Québec); or

(h) Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1 **OFFICERS** The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties; in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2 **CHAIRMAN OF THE BOARD** The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3 **PRESIDENT** The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4 **VICE-PRESIDENT OR VICE-PRESIDENTS** The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5 **TREASURER AND ASSISTANT-TREASURERS** The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6 **SECRETARY AND ASSISTANT-SECRETARIES** The Secretary shall attend to the giving of all notices of the Company and. shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7 **SECRETARY-TREASURER** Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the "Secretary-Treasurer".

SECTION 5.8 **REMOVAL** The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer's stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1 **SHARE CERTIFICATES** Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2 **TRANSFER OF SHARES** A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are .represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3 **TRANSFER AGENTS AND REGISTRARS** The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the

Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4 **REPLACEMENT OF CERTIFICATES.** Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of

attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company's debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable, instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c) Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company's regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the *Autorité des marchés financiers*. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the *Autorité des marchés financiers*, regulatory services to other exchanges, self-regulatory organizations trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a) To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an "Indemnitee") shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i) all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii) all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b) Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c) For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d) To the extent permitted by law, and subject to subsection (5), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e) Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (2) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f) Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g) Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person's defense.

(h) The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings,

orders, instructions and directions (collectively, the "Rules and Policies") not inconsistent with the *Securities Act* (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the *Securities Act* (Québec) or by the *Autorité des marchés financiers*, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders', approved participants' or listed companies' approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the *Autorité des marchés financiers*.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a) the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company's facilities and generally;

(b) requirements applicable to or in respect of derivative products;

(c) requirements applicable to or in respect of the securities of listed companies;

(d) compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e) trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f) the provision of information, cooperation and/or assistance;

(g) the payment of fees, costs, forfeitures, penalties, fines and/or other amounts; and

(h) hearing practices, where applicable; and

(i) the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or

representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1 **Exchange of Information, Agreements** To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2 **Approved Participant Agreements, Listed Company Agreements, etc.** In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company's facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ENACTED on ■

Witness the signatures of the President
and the Secretary of the Company.

____
President

____
Secretary

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a) to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b) to limit or increase the amount to be borrowed;

(c) to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d) to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e) to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f) as security for any discounts, overdrafts, loans, credits advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g) to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on ■

Witness the signatures of the President and the Secretary of the Company.

____
President

____
Secretary

STRICTLY PRIVATE & CONFIDENTIAL

December 10, 2007

TO: **Mr. Stephen Wayne Finch**
(intentionally omitted)

Re: Bourse de Montréal Inc. ("MX")

Dear Sir:

TSX Group Inc. ("**TSX**") and MX wish to enter into a combination agreement (the "**Combination Agreement**") dated as of the date hereof providing for the amalgamation of MX and a wholly-owned subsidiary of TSX under Part IA of the *Companies Act* (Québec) subject to the terms and conditions of the Combination Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX (the "**Proposed Transaction**").

Among other things, the Combination Agreement describes TSX's proposal and sets forth the terms and conditions upon which MX has agreed to propose the amalgamation to effect the Proposed Transaction (the "**Amalgamation**", as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the amalgamation agreement attached as Schedule 1.1.10 to the Combination Agreement.

This letter agreement (the "**Agreement**") sets out the terms and conditions of the agreement of Mr. Stephen Wayne Finch (the "**Shareholder**") to: (i) support the Amalgamation; (ii) vote the Shareholder Securities (as defined below) in favour of the Amalgamation Resolution; and (iii) abide by the restrictions and covenants set forth herein.

As used herein, the term "**MX Shares**" means the common shares in the capital of MX as constituted at the date hereof and includes any other voting securities of MX that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of MX and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term "**MX Shares**" includes MX Shares issuable upon the exercise of MX Options and/or MX Rights.

The Shareholder expressly acknowledges that TSX would not enter into the Combination Agreement but for, among other things, the execution and delivery of this Agreement by the Shareholder.

Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.

1. **Agreement to Support and Vote in Favour of the Amalgamation**

(a) Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of TSX to support and vote or cause to be voted in favour of the Amalgamation Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of MX Shareholders to be held to consider the Amalgamation (the "**MX Meeting**"):

(i) all of the MX Shares;

(ii) all of the MX Options and MX Rights; and

(iii) any other securities of MX acquired by the Shareholder after the date hereof and prior to the date of the Meeting,

that are (A) beneficially owned by the Shareholder, or (B) in respect of which the voting is, directly or indirectly, controlled or directed by the Shareholder but excluding any Fund Shares (collectively, the "**Shareholder Securities**"). For this purpose, the "**Fund Shares**" which are excluded from this Agreement are such MX Shares, MX Options and MX Rights as are currently held, or may from time to time hereafter be held, by any investment fund in respect of which a corporation controlled, directly or indirectly, by the Shareholder acts as the manager or the portfolio adviser (as each such term is defined in National Instrument 81-102 Mutual Funds) and where any such manager or portfolio adviser to such investment fund has the power to direct the voting of the portfolio securities of such investment fund. The Shareholder irrevocably covenants and agrees for the benefit of TSX that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds MX Shares to arrange for such delivery) to the depository retained by TSX in connection with the Amalgamation (with a copy to TSX) a duly executed proxy (or other appropriate voting instrument with instructions to vote in favour of the Amalgamation Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b) The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of MX and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.

2. **Covenants of the Shareholder**

(a) The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any representative (including financial or other advisor) or agent (collectively, "**Representatives**"),

take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, including, but not limited to, any action to:

(i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of MX (the "**Board of Directors**") or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any *bona fide* written Acquisition Proposal made by a third party to MX or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in Section 2(a) above in such capacity as a director of MX if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors' fiduciary duties, the failure to do so would be inconsistent with the Shareholder's fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder's obligations set forth in Section 1 of this Agreement.

(b) The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as a MX Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as TSX may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep TSX fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate,

alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing.

(d) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of MX Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof.

(e) The Shareholder agrees that, except as required by applicable Law (based on advice of its counsel) the Shareholder shall not prior to the public announcement by TSX and MX of the terms of the Amalgamation, directly or indirectly, disclose to any Person the existence of the terms and conditions of this Agreement, or the possibility of the Amalgamation or any terms or conditions or other information concerning any possible arrangement or offer to be made for the Shareholder Securities in connection with the Proposed Transaction.

(f) The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

3. **Change in Nature of Transaction**

(a) The Shareholder irrevocably covenants and agrees in favour of TSX that if TSX and its counsel and MX and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Amalgamation could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to MX and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a "**Modified Transaction**"), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Amalgamation.

(b) If a Modified Transaction involves a meeting or meetings of securityholders of MX, the Shareholder irrevocably covenants and agrees in favour of TSX to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, *mutatis mutandis*, as that referred to in Subsection 1(a).

(c) In the event of any proposed Modified Transaction, the references in this Agreement to "Amalgamation" or "Proposed Transaction" shall be changed to "Modified Transaction", all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of

the Modified Transaction, and all references to the "Effective Date" herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.

4. **Superior Proposals**

If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Amalgamation Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

5. **Representations and Warranties of the Shareholder**

The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that TSX is relying upon such representations and warranties in connection with entering into this Agreement and the Combination Agreement:

(a) the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b) the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Schedule A;

(c) no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except TSX pursuant hereto;

(d) none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iii) any licence, permit, approval, consent or authorization held by the Shareholder; or (iv) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e) this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder's valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(f) (i) the only securities of MX beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Schedule A hereto; (ii) except for the MX Options and MX Rights listed on Schedule A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MX; and (iii) the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of MX from and including the date hereof up to and including the Effective Date; and

(g) the Shareholder has no claim against MX or any of its Subsidiaries at the date of this Agreement and will not have any claim against MX or any of its Subsidiaries by reason of the entering into of this Agreement or the completion of the Amalgamation.

6. Representations and Warranties of TSX

TSX represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:

(a) TSX is a company validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b) this Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c) the Combination Agreement, when duly executed and delivered by TSX and the other parties thereto, shall constitute a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7. Termination

(a) This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of TSX and the Shareholder.

(b) This Agreement may be terminated by either TSX or the Shareholder if any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect.

(c) This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date; and (ii) the Target Completion Date.

8. Effect of Termination

In the event of termination of this Agreement as provided in Section 7 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a) this Agreement shall forthwith be of no further force and effect; and

(b) there shall be no liability on the part of TSX or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

9. Further Assurances

Subject to the terms and conditions herein, the Shareholder and TSX agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties' ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

10. General

(a) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:

(i) If to the Shareholder:

Mr. Wayne Finch
(intentionally omitted)

Telecopier: (intentionally omitted)
E-mail: (intentionally omitted)

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:	Mr. Michael Sharp
Telecopier:	(416) 863-2653
E-mail:	michael.sharp@blakes.com

(ii) If to TSX:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention:	Sharon C. Pel Senior Vice-President, Legal and Business Affairs
Telecopier:	(416) 947-4461
E-Mail:	sharon.pel@tsx.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec H3A 3N9

Attention:	Maryse Bertrand
Telecopier:	(514) 841-6499
E-Mail:	mbertrand@dwpv.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Amalgamation shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and TSX other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or TSX, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) TSX may assign its rights and obligations under this Agreement to any of its Affiliates or to

a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this Agreement as if it were an original party hereto and (B) no such assignment shall relieve TSX or the Shareholder, as applicable, of its obligations hereunder.

(c) If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d) This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

(e) Time is of the essence in the performance of this Agreement.

(f) This Agreement may be executed by telecopy or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g) Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims for "finder's" or "agency" fees relating to the transactions contemplated hereby.

(h) The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder's covenants or agreements contained in this Agreement shall cause TSX to sustain damages for which TSX would not have an adequate remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, TSX shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(i) The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to TSX the enclosed duplicate original of this Agreement by facsimile or otherwise.

TSX GROUP INC.

by *(signed) Richard Nesbitt*
Name: Richard Nesbitt
Title: Chief Executive Officer

Irrevocably accepted and agreed to this 10th day of December, 2007.

STEPHEN WAYNE FINCH

(signed) Stephen Wayne Finch

SCHEDULE A

Name of Shareholder	Number of MX Shares	Number of MX Options	Number of MX Rights
Mr. Stephen Wayne Finch	371,753	0	0

STRICTLY PRIVATE & CONFIDENTIAL

December 10, 2007

TO: **Mr. Luc Bertrand**
(intentionally omitted)

Re: Bourse de Montréal Inc. ("MX")

Dear Sir:

TSX Group Inc. ("**TSX**") and MX wish to enter into a combination agreement (the "**Combination Agreement**") dated as of the date hereof providing for the amalgamation of MX and a wholly-owned subsidiary of TSX under Part IA of the *Companies Act* (Québec) subject to the terms and conditions of the Combination Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX (the "**Proposed Transaction**").

Among other things, the Combination Agreement describes TSX's proposal and sets forth the terms and conditions upon which MX has agreed to propose the amalgamation to effect the Proposed Transaction (the "**Amalgamation**", as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the amalgamation agreement attached as Schedule 1.1.10 to the Combination Agreement.

This letter agreement (the "**Agreement**") sets out the terms and conditions of the agreement of Mr. Luc Bertrand (the "**Shareholder**") to: (i) support the Amalgamation; (ii) vote the Shareholder Securities (as defined below) in favour of the Amalgamation Resolution; and (iii) abide by the restrictions and covenants set forth herein.

As used herein, the term "**MX Shares**" means the common shares in the capital of MX as constituted at the date hereof and includes any other voting securities of MX that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of MX and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term "**MX Shares**" includes MX Shares issuable upon the exercise of MX Options and/or MX Rights.

The Shareholder expressly acknowledges that TSX would not enter into the Combination Agreement but for, among other things, the execution and delivery of this Agreement by the Shareholder.

Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.

1. **Agreement to Support and Vote in Favour of the Amalgamation**

(a) Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of TSX to support and vote or cause to be voted in favour of the Amalgamation Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of MX Shareholders to be held to consider the Amalgamation (the "**MX Meeting**"):

(i) all of the MX Shares;

(ii) all of the MX Options and MX Rights; and

(iii) any other securities of MX acquired by the Shareholder after the date hereof and prior to the date of the Meeting,

that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed, by the Shareholder (collectively, the "**Shareholder Securities**"). The Shareholder irrevocably covenants and agrees for the benefit of TSX that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds MX Shares to arrange for such delivery) to the depository retained by TSX in connection with the Amalgamation (with a copy to TSX) a duly executed proxy (or other appropriate voting instrument with instructions to vote in favour of the Amalgamation Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b) The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of MX and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.

2. **Covenants of the Shareholder**

(a) The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any representative (including financial or other advisor) or agent (collectively, "**Representatives**"), take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, including, but not limited to, any action to:

(i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries,

submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of MX (the "**Board of Directors**") or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any *bona fide* written Acquisition Proposal made by a third party to MX or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in Section 2(a) above in such capacity as a director of MX if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors' fiduciary duties, the failure to do so would be inconsistent with the Shareholder's fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder's obligations set forth in Section 1 of this Agreement.

(b) The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as a MX Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as TSX may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep TSX fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing.

(d) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to

the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of MX Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof.

(e) The Shareholder agrees that, except as required by applicable Law (based on advice of its counsel) the Shareholder shall not prior to the public announcement by TSX and MX of the terms of the Amalgamation, directly or indirectly, disclose to any Person the existence of the terms and conditions of this Agreement, or the possibility of the Amalgamation or any terms or conditions or other information concerning any possible arrangement or offer to be made for the Shareholder Securities in connection with the Proposed Transaction.

(f) The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

3. Change in Nature of Transaction

(a) The Shareholder irrevocably covenants and agrees in favour of TSX that if TSX and its counsel and MX and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Amalgamation could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to MX and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a "**Modified Transaction**"), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Amalgamation.

(b) If a Modified Transaction involves a meeting or meetings of securityholders of MX, the Shareholder irrevocably covenants and agrees in favour of TSX to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, *mutatis mutandis*, as that referred to in Subsection 1(a).

(c) In the event of any proposed Modified Transaction, the references in this Agreement to "Amalgamation" or "Proposed Transaction" shall be changed to "Modified Transaction", all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Modified Transaction, and all references to the "Effective Date" herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.

4. **Superior Proposals**

If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Amalgamation Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

5. **Representations and Warranties of the Shareholder**

The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that TSX is relying upon such representations and warranties in connection with entering into this Agreement and the Combination Agreement:

(a) the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b) the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Schedule A;

(c) no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except TSX pursuant hereto;

(d) none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iii) any licence, permit, approval, consent or authorization held by the Shareholder; or (iv) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e) this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder's valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(f) (i) the only securities of MX beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Schedule A hereto; (ii) except for the MX Options and MX Rights listed on Schedule A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or

contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MX; and (iii) the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of MX from and including the date hereof up to and including the Effective Date; and

(g) the Shareholder has no claim against MX or any of its Subsidiaries at the date of this Agreement and will not have any claim against MX or any of its Subsidiaries by reason of the entering into of this Agreement or the completion of the Amalgamation.

6. Representations and Warranties of TSX

TSX represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:

(a) TSX is a company validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b) this Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c) the Combination Agreement, when duly executed and delivered by TSX and the other parties thereto, shall constitute a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7. Termination

(a) This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of TSX and the Shareholder.

(b) This Agreement may be terminated by either TSX or the Shareholder if any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect.

(c) This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date; and (ii) the Target Completion Date.

8. Effect of Termination

In the event of termination of this Agreement as provided in Section 7 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a) this Agreement shall forthwith be of no further force and effect; and

(b) there shall be no liability on the part of TSX or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

9. Further Assurances

Subject to the terms and conditions herein, the Shareholder and TSX agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties' ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

10. General

(a) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:

(i) If to the Shareholder:

Mr. Luc Bertrand
(intentionally omitted)

Telecopier: (intentionally omitted)
E-mail: (intentionally omitted)

(ii) If to TSX:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention: Sharon C. Pel
Senior Vice-President, Legal and Business Affairs
Telecopier: (416) 947-4461
E-Mail: sharon.pel@tsx.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec H3A 3N9

Attention: Maryse Bertrand
Telecopier: (514) 841-6499
E-Mail: mbertrand@dwpv.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Amalgamation shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and TSX other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or TSX, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) TSX may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this

Agreement as if it were an original party hereto and (B) no such assignment shall relieve TSX or the Shareholder, as applicable, of its obligations hereunder.

(c) If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d) This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

(e) Time is of the essence in the performance of this Agreement.

(f) This Agreement may be executed by telecopy or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g) Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims for "finder's" or "agency" fees relating to the transactions contemplated hereby.

(h) The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder's covenants or agreements contained in this Agreement shall cause TSX to sustain damages for which TSX would not have an adequate remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, TSX shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(i) The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to TSX the enclosed duplicate original of this Agreement by facsimile or otherwise.

TSX GROUP INC.

by *(signed) Richard Nesbitt*
Name: Richard Nesbitt
Title: Chief Executive Officer

Irrevocably accepted and agreed to this 10th day of December, 2007.

LUC BERTRAND

(signed) Luc Bertrand

SCHEDULE A

Name of Shareholder	Number of MX Shares	Number of MX Options	Number of MX Rights
Mr. Luc Bertrand	1,402,168	63,100	0

STRICTLY PRIVATE & CONFIDENTIAL

December 10, 2007

TO: **Mr. Jean Turmel**
(intentionally omitted)

Re: Bourse de Montréal Inc. ("MX")

Dear Sir:

TSX Group Inc. ("**TSX**") and MX wish to enter into a combination agreement (the "**Combination Agreement**") dated as of the date hereof providing for the amalgamation of MX and a wholly-owned subsidiary of TSX under Part IA of the *Companies Act* (Québec) subject to the terms and conditions of the Combination Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX (the "**Proposed Transaction**").

Among other things, the Combination Agreement describes TSX's proposal and sets forth the terms and conditions upon which MX has agreed to propose the amalgamation to effect the Proposed Transaction (the "**Amalgamation**", as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the amalgamation agreement attached as Schedule 1.1.10 to the Combination Agreement.

This letter agreement (the "**Agreement**") sets out the terms and conditions of the agreement of Mr. Jean Turmel (the "**Shareholder**") to: (i) support the Amalgamation; (ii) vote the Shareholder Securities (as defined below) in favour of the Amalgamation Resolution; and (iii) abide by the restrictions and covenants set forth herein.

As used herein, the term "**MX Shares**" means the common shares in the capital of MX as constituted at the date hereof and includes any other voting securities of MX that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of MX and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term "**MX Shares**" includes MX Shares issuable upon the exercise of MX Options and/or MX Rights.

The Shareholder expressly acknowledges that TSX would not enter into the Combination Agreement but for, among other things, the execution and delivery of this Agreement by the Shareholder.

Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.

1. **Agreement to Support and Vote in Favour of the Amalgamation**

(a) Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of TSX to support and vote or cause to be voted in favour of the Amalgamation Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of MX Shareholders to be held to consider the Amalgamation (the "**MX Meeting**"):

(i) all of the MX Shares;

(ii) all of the MX Options and MX Rights; and

(iii) any other securities of MX acquired by the Shareholder after the date hereof and prior to the date of the Meeting,

that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed, by the Shareholder (collectively, the "**Shareholder Securities**"). The Shareholder irrevocably covenants and agrees for the benefit of TSX that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds MX Shares to arrange for such delivery) to the depository retained by TSX in connection with the Amalgamation (with a copy to TSX) a duly executed proxy (or other appropriate voting instrument with instructions to vote in favour of the Amalgamation Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b) The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of MX and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.

2. **Covenants of the Shareholder**

(a) The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any representative (including financial or other advisor) or agent (collectively, "**Representatives**"), take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, including, but not limited to, any action to:

(i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries,

submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of MX (the "**Board of Directors**") or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any *bona fide* written Acquisition Proposal made by a third party to MX or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in Section 2(a) above in such capacity as a director of MX if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors' fiduciary duties, the failure to do so would be inconsistent with the Shareholder's fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder's obligations set forth in Section 1 of this Agreement.

(b) The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as a MX Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as TSX may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep TSX fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing.

(d) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to

the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of MX Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof.

(e) The Shareholder agrees that, except as required by applicable Law (based on advice of its counsel) the Shareholder shall not prior to the public announcement by TSX and MX of the terms of the Amalgamation, directly or indirectly, disclose to any Person the existence of the terms and conditions of this Agreement, or the possibility of the Amalgamation or any terms or conditions or other information concerning any possible arrangement or offer to be made for the Shareholder Securities in connection with the Proposed Transaction.

(f) The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

3. **Change in Nature of Transaction**

(a) The Shareholder irrevocably covenants and agrees in favour of TSX that if TSX and its counsel and MX and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Amalgamation could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to MX and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a "**Modified Transaction**"), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Amalgamation.

(b) If a Modified Transaction involves a meeting or meetings of securityholders of MX, the Shareholder irrevocably covenants and agrees in favour of TSX to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, *mutatis mutandis*, as that referred to in Subsection 1(a).

(c) In the event of any proposed Modified Transaction, the references in this Agreement to "Amalgamation" or "Proposed Transaction" shall be changed to "Modified Transaction", all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Modified Transaction, and all references to the "Effective Date" herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.

4. **Superior Proposals**

If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Amalgamation Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

5. **Representations and Warranties of the Shareholder**

The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that TSX is relying upon such representations and warranties in connection with entering into this Agreement and the Combination Agreement:

(a) the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b) the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Schedule A;

(c) no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except TSX pursuant hereto;

(d) none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iii) any licence, permit, approval, consent or authorization held by the Shareholder; or (iv) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e) this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder's valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(f) (i) the only securities of MX beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Schedule A hereto; (ii) except for the MX Options and MX Rights listed on Schedule A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or

contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MX; and (iii) the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of MX from and including the date hereof up to and including the Effective Date; and

(g) the Shareholder has no claim against MX or any of its Subsidiaries at the date of this Agreement and will not have any claim against MX or any of its Subsidiaries by reason of the entering into of this Agreement or the completion of the Amalgamation.

6. Representations and Warranties of TSX

TSX represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:

(a) TSX is a company validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b) this Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c) the Combination Agreement, when duly executed and delivered by TSX and the other parties thereto, shall constitute a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7. Termination

(a) This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of TSX and the Shareholder.

(b) This Agreement may be terminated by either TSX or the Shareholder if any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect.

(c) This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date; and (ii) the Target Completion Date.

8. Effect of Termination

In the event of termination of this Agreement as provided in Section 7 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a) this Agreement shall forthwith be of no further force and effect; and

(b) there shall be no liability on the part of TSX or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

9. Further Assurances

Subject to the terms and conditions herein, the Shareholder and TSX agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties' ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

10. General

(a) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:

(i) If to the Shareholder:

Mr. Jean Turmel
(intentionally omitted)

Telecopier: (intentionally omitted)
E-mail: (intentionally omitted)

(ii) If to TSX:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention:	Sharon C. Pel Senior Vice-President, Legal and Business Affairs
Telecopier:	(416) 947-4461
E-Mail:	sharon.pel@tsx.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec H3A 3N9

Attention:	Maryse Bertrand
Telecopier:	(514) 841-6499
E-Mail:	mbertrand@dwpv.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Amalgamation shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and TSX other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or TSX, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) TSX may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this

Agreement as if it were an original party hereto and (B) no such assignment shall relieve TSX or the Shareholder, as applicable, of its obligations hereunder.

(c) If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d) This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

(e) Time is of the essence in the performance of this Agreement.

(f) This Agreement may be executed by telecopy or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g) Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims for "finder's" or "agency" fees relating to the transactions contemplated hereby.

(h) The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder's covenants or agreements contained in this Agreement shall cause TSX to sustain damages for which TSX would not have an adequate remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, TSX shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(i) The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to TSX the enclosed duplicate original of this Agreement by facsimile or otherwise.

TSX GROUP INC.

by *(signed) Richard Nesbitt*
Name: Richard Nesbitt
Title: Chief Executive Officer

Irrevocably accepted and agreed to this 10th day of December, 2007.

JEAN TURMEL

(signed) Jean Turmel

SCHEDULE A

Name of Shareholder	Number of MX Shares	Number of MX Options	Number of MX Rights
Mr. Jean Turmel	400,000	0	0

STRICTLY PRIVATE & CONFIDENTIAL

December 12, 2007

TO: **NYMEX Holdings, Inc.**
World Financial Center
One North End Avenue
New York, NY 10282-1101

Re: Bourse de Montréal Inc. ("MX")

Dear Sir:

TSX Group Inc. ("**TSX**") and MX have entered into a combination agreement (the "**Combination Agreement**") dated as of December 10, 2007 providing for the amalgamation of MX and a wholly-owned subsidiary of TSX under Part IA of the *Companies Act* (Québec) subject to the terms and conditions of the Combination Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX (the "**Proposed Transaction**").

Among other things, the Combination Agreement describes TSX's proposal and sets forth the terms and conditions upon which MX has agreed to propose the amalgamation to effect the Proposed Transaction (the "**Amalgamation**", as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the amalgamation agreement attached as Schedule 1.1.10 to the Combination Agreement, in the form signed on the date hereof and without taking into account any subsequent amendments thereto.

This letter agreement (the "**Agreement**") sets out the terms and conditions of the agreement of NYMEX Holdings, Inc. (the "**Shareholder**") to: (i) support the Amalgamation; (ii) vote the Shareholder Securities (as defined below) in favour of the Amalgamation Resolution; and (iii) abide by the restrictions and covenants set forth herein.

As used herein, the term "**MX Shares**" means the common shares in the capital of MX as constituted at the date hereof and includes any other voting securities of MX that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of MX and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term "**MX Shares**" includes MX Shares issuable upon the exercise of MX Options and/or MX Rights.

Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.

1. **Agreement to Support and Vote in Favour of the Amalgamation**

(a) Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of TSX to support and vote or cause to be voted in favour of the Amalgamation Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of MX Shareholders to be held to consider the Amalgamation (the "**MX Meeting**"):

(i) all of the MX Shares;

(ii) all of the MX Options and MX Rights; and

(iii) any other securities of MX acquired by the Shareholder after the date hereof and prior to the date of the Meeting,

that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed, by the Shareholder (collectively, the "**Shareholder Securities**"). The Shareholder irrevocably covenants and agrees for the benefit of TSX that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds MX Shares to arrange for such delivery) to the depository retained by TSX in connection with the Amalgamation (with a copy to TSX) a duly executed proxy (or other appropriate voting instrument) with instructions to vote in favour of the Amalgamation Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b) The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of MX and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.

2. **Covenants of the Shareholder**

(a) The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisor) or agent (collectively, "**Representatives**"), take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, including, but not limited to, any action to:

(i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries,

submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of MX (the "**Board of Directors**") or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any *bona fide* written Acquisition Proposal made by a third party to MX or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in Section 2(a) above in such capacity as a director of MX if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors' fiduciary duties, the failure to do so would be inconsistent with the Shareholder's fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder's obligations set forth in Section 1 of this Agreement.

(b) The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as a MX Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as TSX may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep TSX fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing; excluding, for the purposes of this Subsection 2(c) and for greater certainty, any securities the Shareholder holds in CAREX.

(d) The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of MX Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof; excluding, for the purposes of this Subsection 2(d) and for greater certainty, any securities the Shareholder holds in CAREX.

(e) The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

3. **Change in Nature of Transaction**

(a) The Shareholder irrevocably covenants and agrees in favour of TSX that if TSX and its counsel and MX and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Amalgamation could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to MX and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a "**Modified Transaction**"), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Amalgamation.

(b) If a Modified Transaction involves a meeting or meetings of securityholders of MX, the Shareholder irrevocably covenants and agrees in favour of TSX to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, *mutatis mutandis*, as that referred to in Subsection 1(a).

(c) In the event of any proposed Modified Transaction, the references in this Agreement to "Amalgamation" or "Proposed Transaction" shall be changed to "Modified Transaction", all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Modified Transaction, and all references to the "Effective Date" herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.

4. **Superior Proposals**

(a) If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Amalgamation Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

(b) The Shareholder may tender the Shareholder Securities to a Superior Proposal or vote in favour of a Superior Proposal if and only if the Combination Agreement has been terminated in accordance with its terms.

5. **Representations and Warranties of the Shareholder**

The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that TSX is relying upon such representations and warranties in connection with entering into this Agreement:

(a) the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b) the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Schedule A;

(c) no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except TSX pursuant hereto;

(d) none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any provision of the organizational documents, by-laws, or resolutions of the board of directors (or any committee thereof) or shareholders of the Shareholder; (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iv) any licence, permit, approval, consent or authorization held by the Shareholder; or (v) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e) the Shareholder is a corporation validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(f) this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder's valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(g) (i) the only securities of MX beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Schedule A hereto; (ii) except for the MX Options and MX Rights listed on Schedule A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MX; and (iii) the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of MX from and including the date hereof up to and including the Effective Date.

6. **Representations and Warranties of TSX**

TSX represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:

(a) TSX is a company validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b) this Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c) the Combination Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7. **Termination**

(a) This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of TSX and the Shareholder.

(b) This Agreement may be terminated by either TSX or the Shareholder if (i) any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect or (ii) in the event the other party breaches or is in default in any material respect of any of its covenants or obligations under this Agreement or (iii) the terms of the Proposed Transaction are not in conformity, in any material respect, with the terms of the Amalgamation set out in the Combination Agreement.

(c) This Agreement may be terminated by the Shareholder in the event TSX breaches or is in default in any material respect of any of its covenants or obligations under the Combination Agreement.

(d) This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date; (ii) the termination of the Combination Agreement in accordance with its terms; and (iii) June 30, 2008.

(e) This Agreement may be terminated by either TSX or the Shareholder if any Law prohibits or prevents the consummation of the Proposed Transaction.

8. Effect of Termination

In the event of termination of this Agreement as provided in Section 7 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a) this Agreement shall forthwith be of no further force and effect; and

(b) there shall be no liability on the part of TSX or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

9. Further Assurances

Subject to the terms and conditions herein, the Shareholder and TSX agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to the extent not adverse to the party requested to take such action or do such things, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties' ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

10. General

(a) All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:

(i) If to the Shareholder:

NYMEX Holdings, Inc.
World Financial Center
One North End Avenue

New York, NY 10282-1101

Attention:	Richard D. Kerschner Co-General Counsel
Telecopier:	(212) 299-2298
E-mail:	rkerschner@nymex.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montreal, Québec H3B 3V2

Attention:	Franziska Ruf
Telecopier:	(514) 397-3222
E-Mail:	fruf@stikeman.com

(ii) If to TSX:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention:	Sharon C. Pel Senior Vice-President, Legal and Business Affairs
Telecopier:	(416) 947-4461
E-Mail:	sharon.pel@tsx.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montreal, Québec H3A 3N9

Attention:	Maryse Bertrand
Telecopier:	(514) 841-6499
E-Mail:	mbertrand@dwpv.com

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Amalgamation shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and TSX other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or TSX, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) TSX may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this Agreement as if it were an original party hereto and (B) no such assignment shall relieve TSX or the Shareholder, as applicable, of its obligations hereunder.

(c) If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d) This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

(e) Time is of the essence in the performance of this Agreement.

(f) This Agreement may be executed by telecopy or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g) Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims for "finder's" or "agency" fees relating to the transactions contemplated hereby.

(h) The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder's covenants or agreements contained in this Agreement shall cause TSX to sustain damages for which TSX would not have an adequate

remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, TSX shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(i) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(j) The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

(Signatures on next page)

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to TSX the enclosed duplicate original of this Agreement by facsimile or otherwise.

TSX GROUP INC.

by *(signed) Michael Ptasnik*
Name: Michael Ptasnik
Title: Chief Financial Officer

Irrevocably accepted and agreed to this 12th day of December, 2007.

NYMEX HOLDINGS, INC.

by *(signed) Richard D. Kerschner*
Name: Richard. D. Kerschner
Title: Co-General Counsel

SCHEDULE A

Name of Shareholder	Number of MX Shares	Number of MX Options	Number of MX Rights
NYMEX Holdings, Inc.	3,097,718	0	0

2007 FIRST QUARTER REPORT TO SHAREHOLDERS





tsx group



CEO'S LETTER TO SHAREHOLDERS

I am pleased to report strong financial results for the first quarter of 2007. Our quarterly revenue was over $100 million for the first time, setting a record. Revenue growth of over $13 million, or 15%, in Q1/07 over Q1/06 was primarily driven by growth in our market data operations. Our fourth quarter 2006 acquisitions of Scotia Capital's Fixed Income Indices, PC-Bond analytics and related data assets, Shorcan Brokers Limited and Oxen Inc. contributed to the growth. Net income was $36.4 million, or 53 cents per share, up 5% from the first quarter of last year. Expenses were up by over $10 million or 29% over Q1/06, with almost half of the increase resulting from these fourth quarter acquisitions, and most of the balance relating to initiatives or decisions made in the quarter, including higher organizational transition costs and advisory fees for the arrangement and execution of the initiatives described below. This cost increase was expected due to the significant corporate development activities we have undertaken. We are aggressively managing our costs as we have done in the past.

This past quarter, we announced two new initiatives with world class marketplaces, International Securities Exchange (ISE) and IntercontinentalExchange (ICE).

In early March we announced that we would be working with the International Securities Exchange (ISE), to develop a new Canadian derivatives exchange, to be known as DEX™. ISE is the world's largest derivatives exchange based on volume. We intend to have DEX ready for launch on March 16, 2009. Our alliance with ISE extends our North American reach and gives us additional opportunities to build our presence in the U.S.

The second initiative is between ICE, a leading global electronic marketplace for trading energy contracts, and our subsidiary Natural Gas Exchange (NGX), Canada's leading energy exchange and North America's leading facility for clearing and settling physical trades in natural gas and electricity. We intend to launch this innovative alliance in the third quarter of this year.

Finally, a word about the market in which we operate. Today, we face a more complex and competitive environment for our services than at any other time in our history. There are already several marketplaces (Alternative Trading Systems or alternative markets) in Canada that compete, or plan to compete, with us for equity trading. Every minute of every day we compete with U.S. and other foreign exchanges. The future will bring new competitors whose success will depend on the quality of their innovation and implementation. Our response is to continue to focus on our customers by providing world-leading technology through significant investment, new and innovative products, and fees that are competitive on a North American basis. We are confident that TSX Group will continue into the future as we are today – the primary source for liquidity and price formation for Canadian securities.

In summary, we had an exciting start to 2007, in which we delivered strong results and established new relationships for the future. I look forward to updating you in the summer.



RICHARD NESBITT
Chief Executive Officer
TSX Group Inc.
April 25, 2007

Q1-2007 MANAGEMENT'S DISCUSSION AND ANALYSIS

Note: All references to earnings per share have been restated to reflect the impact of the two-for-one stock split which was effective May 17, 2005.

This Management's Discussion and Analysis (MD&A) of TSX Group Inc.'s (TSX Group) financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter ended March 31, 2007, compared with the quarter ended March 31, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated April 25, 2007 and should be read carefully together with our Q1/07 unaudited consolidated financial statements and related notes for the corresponding period as well as our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

Certain measures used in this MD&A, specifically listing fees received, initial listing fees received and additional listing fees received do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees received for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Quarter Ended March 31, 2007 compared with Quarter Ended March 31, 2006

REVENUE

Revenue was $101.2 million in Q1/07, up $13.2 million, or 15%, as compared with revenue of $88.0 million for the same period in 2006, primarily reflecting increased market data and listing revenue.

Listing Revenue

The following is a summary of listing fees reported and listing fees received* (reconciled below in this section) in Q1/07 and Q1/06.

(in millions of dollars)

	Reported				Received*			
	Q1/07	Q1/06	$ increase	% increase	Q1/07	Q1/06	$ increase	% increase
Initial listing fees	$ 3.2	$ 2.6	$ 0.6	23%	$ 6.6	$ 6.1	$ 0.5	8%
Additional listing fees	$ 10.1	$ 8.3	$ 1.8	22%	$ 24.4	$ 18.8	$ 5.6	30%
*Sustaining listing fees***	$ 16.8	$ 15.0	$ 1.8	12%	$ 16.8	$ 15.0	$ 1.8	12%
Total listing fees	$ 30.1	$ 25.9	$ 4.2	16%	$ 47.8	$ 39.9	$ 7.9	20%

Initial and additional listing fees are non-refundable fees received from listed issuers, which are recorded as "deferred revenue – initial and additional listing fees", and recognized as listing revenue on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of listing fees received* to listing fees reported:

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees received, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial Listing Fees
(in millions of dollars)

	Q1/07	Q1/06
Initial listing fees received*	$ 6.6	$ 6.1
Initial listing fees received* and deferred to future periods	$ (6.5)	$ (6.0)
Recognition of initial listing fees received* and previously included in deferred revenue	$ 3.1	$ 2.5
Initial listing fee revenue reported	$ 3.2	$ 2.6

Additional Listing Fees
(in millions of dollars)

	Q1/07	Q1/06
Additional listing fees received*	$ 24.4	$ 18.8
Additional listing fees received* and deferred to future periods	$ (24.0)	$ (18.5)
Recognition of additional listing fees received* and previously included in deferred revenue	$ 9.7	$ 8.0
Additional listing fee revenue reported	$ 10.1	$ 8.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to March 31, 2007 compared with the period from April 1, 1996 to March 31, 2006. *Initial and additional listing fees received** in Q1/07, as compared with Q1/06, reflect changes in the value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were implemented in Q1/07.
- The increase in *sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
Capital Markets	$ 37.3	$ 36.6	$ 0.7	2%
Energy Markets	$ 4.8	$ 4.4	$ 0.4	9%
Total trading and related fees	$ 42.1	$ 41.0	$ 1.1	3%

Capital Markets

- The increase in *Trading and Related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited (Shorcan), acquired in December, 2006.
- The total volume of securities traded in Q1/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 10% over Q1/06 (37.2 billion securities in Q1/07 versus 33.8 billion securities in Q1/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

* See discussion under the heading Non-GAAP Financial Measures.

Energy Markets

- The increase was largely attributable to the inclusion of revenue from Oxen Inc., acquired in October, 2006.
- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange (NGX) in Q1/07 decreased by 8% over Q1/06 (2.4 million terajoules in Q1/07 versus 2.6 million terajoules in Q1/06). The impact of overall lower trading volumes was offset by an increase in electricity auction services (specialized trading and clearing services for electricity contracts).

Market Data Revenue

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 26.6	$ 18.5	$ 8.1	44%

- *Market Data* revenue increased due to a 17% increase in the number of professional and equivalent real-time data subscriptions (over 144,000 at the end of Q1/07 versus over 123,000 at the end of Q1/06). This reflects increased sales to U.S. customers, additional subscriptions for TSX Venture data and increased sales of premium products.
- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s* (Scotia Capital) Fixed Income Indices, PC-Bond® analytics applications and related data assets acquired in October, 2006 and revenue from on-line delivery of data to retail investors, direct to client low latency data feeds and advertising on tsx.com.
- The increase was also due to fee changes that were effective April 1, 2006 and January 1, 2007.

Business Services Revenue

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 2.3	$ 2.1	$ 0.2	10%

- *Business Services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $1.7 million in Q1/07 for technology related services which was unchanged from Q1/06.

* Registered trade-mark of The Bank of Nova Scotia. Used under license.

EXPENSES

Expenses were $47.0 million in Q1/07, an increase of $10.7 million, or 29%, as compared with $36.3 million in Q1/06, primarily due to higher compensation and benefits costs and increased general and administration costs.

Compensation and Benefits

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 25.5	$ 20.3	$ 5.2	26%

- *Compensation and Benefits* costs increased primarily due to the fourth quarter 2006 acquisitions of Shorcan, Oxen Inc. and Scotia Capital's+ Fixed Income Indices, PC-Bond® analytics applications and related data assets, which resulted in an increase in the number of employees (554 at March 31, 2007 versus 508 employees at March 31, 2006).
- The increase was also due to higher organizational transition costs and higher costs related to the long term incentive plan.

Information and Trading Systems

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 6.6	$ 5.1	$ 1.5	29%

- *Information and Trading Systems* costs increased primarily as a result of providing TSXconnect® to our listed issuers, an investor relations product that delivers market data, analytic and competitive information.
- The increase was also due to *Information and Trading Systems* costs relating to the acquisitions made in Q4/06.

General and Administration

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 11.1	$ 7.9	$ 3.2	41%

- *General and Administration* costs increased due to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was also attributable to an increase in charitable donations, higher directors' compensation and increased capital tax expense.
- We paid Market Regulation Services Inc. $1.0 million for regulation services in Q1/07 which was unchanged from Q1/06.

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

Amortization

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 3.7	$ 3.1	$ 0.6	19%

- *Amortization* costs increased primarily reflecting an increase in the amortization related to the assets associated with the acquisitions made in Q4/06, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

	Q1/07	Q1/06	$ increase
	$ 0.0	$ (0.1)	$ 0.1

- *Income (Loss) from Investment in Affiliate* represents our share of CanDeal.ca Inc.'s (CanDeal) income for Q1/07 based on a 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

	Q1/07	Q1/06	$ increase	% increase
	$ 3.9	$ 2.2	$ 1.7	77%

- *Investment Income* increased due to improved returns from investments in both money market and short-term bond and mortgage fund investments and an increase in cash and marketable securities during Q1/07 versus Q1/06.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)	
	Q1/07	Q1/06	Q1/07	Q1/06
	$ 21.7	$ 19.0	37%	35%

- The effective tax rate increased from approximately 35% for the first quarter of 2006 to approximately 37% for the first quarter of 2007 primarily due to adjustments in the value of the future tax asset.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Marketable Securities

(in millions of dollars)

	March 31, 2007	December 31, 2006	$ increase
	$ 367.3	$ 322.1	$ 45.2

- The increase was primarily due to $69.3 million in cash generated from operations in Q1/07, offset by a dividend of $0.38 per common share, or $26.1 million in aggregate.

Total Assets

(in millions of dollars)

	March 31, 2007	December 31, 2006	$ (decrease)
	$ 1,482.8	$ 1,572.8	$ (90.0)

- *Total Assets* decreased by $90.0 million primarily due to lower energy contracts receivable of $688.1 million at March 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of March 2007 compared with the end of December 2006. Following a change in accounting policy, we recorded $54.8 million related to the fair value of energy contracts undelivered as at March 31, 2007 (see **Change in Accounting Policy**). Since this change was made prospectively, we did not record the fair value of energy contracts undelivered as at December 31, 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $688.1 million at March 31, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $54.8 million at March 31, 2007. We did not record the offsetting payables at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007.
- *Total Assets* included an increase in cash and marketable securities of $45.2 million.

Shareholders' Equity

(in millions of dollars)

	March 31, 2007	December 31, 2006	$ increase
	$ 241.6	$ 227.0	$ 14.6

- *Shareholders' Equity* increased primarily due to net income of $36.4 million, offset by dividend payments of $26.1 million. Net income from NGX was $0.6 million in Q1/07, as compared with $1.0 million in Q1/06.
- At March 31, 2007 there were 68,608,628 common shares issued and outstanding. In Q1/07, 187,364 common shares were issued on the exercise of share options. At March 31, 2007, 4,491,554 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At March 31, 2007, there were 1,114,129 options outstanding.
- At April 24, 2007, there were 68,608,628 common shares issued and outstanding and 1,112,265 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

		Q1/07		Q1/06		$ increase in cash
Cash Flows from Operating Activities	$	69.3	$	57.3	$	12.0

Cash Flows from Operating Activities were $12.0 million higher in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

		Q1/07		Q1/06		$ increase / (decrease) in cash
Net income	$	36.4	$	34.7	$	1.7
Amortization	$	3.7	$	3.1	$	0.6
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees received	$	(4.0)	$	(5.3)	$	1.3
(Increase) in accounts receivable and prepaid expenses	$	(10.3)	$	(10.2)	$	(0.1)
Net (decrease) in accounts payable and accrued liabilities	$	(10.3)	$	(7.7)	$	(2.6)
Increase in deferred revenue primarily related to receipt of sustaining listing fees	$	54.8	$	48.7	$	6.1
Increase in deferred revenue related to initial and additional listing fees	$	17.7	$	14.0	$	3.7
(Decrease) in income taxes payable	$	(20.1)	$	(21.1)	$	1.0
Net increase in other items	$	1.4	$	1.1	$	0.3
Cash Flows from Operating Activities	$	69.3	$	57.3	$	12.0

Cash Flows From (Used in) Investing Activities

(in millions of dollars)

		Q1/07		Q1/06		$ increase in cash
Cash Flows From (Used in) Investing Activities	$	(34.3)	$	(36.4)	$	2.1

Cash Flows Used in Investing Activities were $2.1 million lower in Q1/07 compared with Q1/06 due to:

(in millions of dollars)

	Q1/07	Q1/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	$ (1.0)	$ (0.6)	$ (0.4)
Net (purchase) of marketable securities	$ (33.3)	$ (35.8)	$ 2.5
Cash Flows (Used in) Investing Activities	$ (34.3)	$ (36.4)	$ 2.1

CONTRACTUAL OBLIGATIONS[1]

In 2007, we plan to upgrade our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over 36 months, replace existing operating leases and will be in line with current trading engine spending.

NGX COLLATERAL ARRANGEMENTS AND CLEARING BACKSTOP FUND

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

CHANGE IN ACCOUNTING POLICY

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q1/07 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording other comprehensive income of $0.6 million. As financial assets, these investments were recorded at fair value and unrealized losses of $0.5 million were recorded in investment income in Q1/07.

[1] The "Contractual Obligations" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Total return swaps
We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders of as an adjustment to income. The fair values of the contracts reflected in accounts receivable were $2.2 million at March 31, 2007 and $4.3 million at March 31, 2006. During Q1/07, unrealized gains of $1.3 million were reflected as a reduction in compensation and benefits costs and general and administration costs.

NGX – Fair value of energy contracts undelivered
As part of its clearing operations, NGX becomes the counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all trading contracts where physical delivery has occurred prior to the end of the period but where payments have not yet been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to energy contracts receivable, where delivery has not occurred, at fair value. At March 31, 2007, we recorded a receivable of $54.8 million related to the fair value of energy contracts undelivered and an offsetting payable of $54.8 million. We did not record the fair value of energy contracts undelivered, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts have no impact on net income.

CRITICAL ACCOUNTING ESTIMATES

Long-term incentive plan
We have a long-term incentive plan under which we may grant Restricted Share Units (RSUs). RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligation and include them in accounts payable and accrued liabilities and other liabilities. Previously, this obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of the obligation. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligation in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase the obligation and compensation and benefits costs by $1.2 million for Q1/07. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

STRATEGY[2]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's+ Fixed Income Indices, PC-Bond® analytics applications and related data assets. We also added to our energy business in 2006 when we acquired Oxen Inc. which owns Alberta Watt Exchange Limited.

[2] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

+ Registered trade-mark of The Bank of Nova Scotia. Used under license.

During the first quarter of 2007, we announced two significant initiatives with world-class exchanges:

- On March 5, 2007, we announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange (ISE). DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX AB's trade match engine and ISE's complementary suite of technology. DEX will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. We currently anticipate the joint cost of setting up this new exchange between now and the launch date to be approximately $26.0 million.
- On March 28, 2007, we announced a technology and clearing arrangement with the IntercontinentalExchange (ICE). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in the third quarter of 2007.

We are very excited about these most recent steps as we enter the next phase in our history. As is the case for our global peers, relationships with world-class players will be a fundamental element in our strategy going forward to offer our customers an integrated cash and derivatives market for trading multiple asset classes in North America in 2009. We believe this strategy will support market participants' increasingly international trading patterns and desire for free trade in securities.

FORWARD-LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

This MD&A, in particular the sections under the headings **Strategy** and **Contractual Obligations** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

QUARTERLY INFORMATION

(In thousands of dollars except per share amounts)

	Mar. 31 /07	Dec. 31 /06	Sept. 30 /06	June 30/06	Mar. 31 /06	Dec. 31 /05	Sept. 30 /05	June 30/05
Revenue	**$ 101,176**	$ 91,025	$ 81,197	$ 92,612	$ 88,013	$ 76,264	$ 75,333	$ 68,621
Net Income	**36,448**	35,116	33,217	28,464	34,727	27,813	28,717	23,748
Earnings per share:								
Basic	**0.53**	0.51	0.49	0.42	0.51	0.41	0.42	0.35
Diluted	**0.53**	0.51	0.48	0.41	0.50	0.40	0.42	0.35

2005

- ***Revenue*** in Q3/05 improved over ***revenue*** in Q2/05 primarily due to higher trading, listing and market data revenue. ***Net income*** for Q3/05 improved over ***net income*** in Q2/05 primarily due to increased ***revenue*** combined with lower general and administration costs.
- ***Revenue*** in Q4/05 improved over ***revenue*** in Q3/05 primarily due to higher listing and market data revenue somewhat offset by lower trading revenue. ***Net income*** for Q4/05 declined over ***net income*** from Q3/05 primarily due to higher overall expenses.

2006

- ***Revenue*** in Q1/06 improved over ***revenue*** in Q4/05 primarily due to higher trading, listing and market data revenue. ***Net income*** for Q1/06 increased over ***net income*** for Q4/05, primarily due to the increased ***revenue*** partially offset by higher overall expenses.
- ***Revenue*** in Q2/06 improved over ***revenue*** in Q1/06 primarily due to higher market data, listing and trading revenue. However, ***net income*** for Q2/06 decreased over ***net income*** for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, primarily as a result of these changes in federal corporate tax rates.
- ***Revenue*** in Q3/06 declined over ***revenue*** in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. ***Net income*** for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased ***revenue*** and higher overall expenses.
- ***Revenue*** in Q4/06 improved over ***revenue*** in Q3/06 primarily due to higher trading, market data and listing revenue. ***Net income*** for Q4/06 increased over Q3/06 primarily due to the increased ***revenue*** partially offset by higher overall expenses.

2007

- ***Revenue*** in Q1/07 improved over ***revenue*** in Q4/06 primarily due to higher market data and listing revenue. ***Net income*** for Q1/07 increased over Q4/06 primarily due to the increased ***revenue*** partially offset by higher overall expenses.

April 25, 2007

INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of dollars) (Unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 48,718	$ 37,018
Marketable securities (note 7)	318,611	285,055
Accounts receivable	44,549	34,298
Energy contracts receivable (note 7)	688,135	889,395
Fair value of energy contracts undelivered (note 7)	54,804	-
Prepaid expenses	2,994	2,914
Future tax asset	21,645	25,095
	1,179,456	1,273,775
Premises and equipment	23,757	25,344
Future tax asset	134,773	127,362
Other assets	12,053	12,482
Investment in affiliate	11,398	11,357
Intangible assets	61,546	62,652
Goodwill	59,866	59,866
	$ 1,482,849	$ 1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 27,485	$ 39,194
Energy contracts payable (note 7)	688,135	889,395
Fair value of energy contracts undelivered (note 7)	54,804	-
Deferred revenue	61,271	6,468
Deferred revenue-initial and additional listing fees	52,923	50,410
Obligation under capital lease	686	778
Income taxes payable	317	20,465
	885,621	1,006,710
Accrued employee benefits liability	10,972	10,425
Obligation under capital lease	44	145
Other liabilities	33,703	32,880
Deferred revenue-initial and additional listing fees	310,860	295,723
	1,241,200	1,345,883
Shareholders' equity:		
Share capital	391,422	387,501
Share option plan (note 3)	3,718	3,942
Deficit	(153,491)	(164,488)
	241,649	226,955
	$ 1,482,849	$ 1,572,838

See accompanying notes to consolidated financial statements.

TSX group TSX

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars, except per share amounts)(Unaudited)

	Three months ended March 31,	
	2007	2006
Revenue:		
Listing	$ 30,148	$ 25,937
Trading and related	42,115	41,013
Market data	26,591	18,504
Business services	2,273	2,086
Other	49	473
	101,176	88,013
Expenses:		
Compensation and benefits	25,543	20,307
Information and trading systems	6,601	5,079
General and administration	11,083	7,894
Amortization	3,741	3,062
	46,968	36,342
Income from operations	54,208	51,671
Income (loss) from investment in affiliate	41	(129)
Investment income	3,913	2,185
Income before income taxes	58,162	53,727
Income taxes	21,714	19,000
Net income	$ 36,448	$ 34,727
Earnings per share (note 5):		
Basic	$ 0.53	$ 0.51
Diluted	$ 0.53	$ 0.50

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)(Unaudited)

	Three months ended March 31,	
	2007	2006
Common shares:		
Balance, beginning of period	$ 387,501	$ 380,925
Proceeds on options exercised	3,071	3,443
Cost of exercised options	850	849
Balance, end of period	391,422	385,217
Reserve for share option plan:		
Balance, beginning of period	3,942	2,669
Cost of exercised options	(850)	(849)
Cost of share option plan	626	551
Balance, end of period	3,718	2,371
Deficit:		
Balance, beginning of period	(164,488)	(205,799)
Transitional adjustment (note 1)	621	-
Net income	36,448	34,727
Dividends on common shares	(26,072)	(22,525)
Balance, end of period	(153,491)	(193,597)
Shareholders' equity, end of period	$ 241,649	$ 193,991

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)(Unaudited)

	Three months ended March 31, 2007	2006
Cash flows from (used in) operating activities:		
Net income	$ 36,448	$ 34,727
Items not involving cash:		
Amortization	3,741	3,062
Unrealized loss on marketable securities	510	-
(Income) loss from affiliate	(41)	129
Cost of share option plan	626	551
Future tax asset	(4,094)	(5,262)
Energy contracts receivable	201,260	436,377
Fair value of energy contracts undelivered	(54,804)	-
Accounts receivable and prepaid expenses	(10,331)	(10,175)
Other assets	429	311
Accounts payable and accrued liabilities	(11,709)	(10,026)
Energy contracts payable	(201,260)	(436,377)
Fair value of energy contracts undelivered	54,804	-
Accrued liabilities long term	1,370	2,344
Deferred revenue	72,453	62,698
Income taxes payable	(20,148)	(21,096)
	69,254	57,263
Cash flows from (used in) financing activities:		
Reduction in obligation under capital lease	(227)	(211)
Exercised options	3,071	3,443
Dividends on common shares	(26,072)	(22,525)
	(23,228)	(19,293)
Cash flows from (used in) investing activities:		
Additions to premises and equipment	(1,014)	(560)
Increase in marketable securities	(33,312)	(35,864)
	(34,326)	(36,424)
Increase in cash	11,700	1,546
Cash, beginning of period	37,018	28,485
Cash, end of period	$ 48,718	$ 30,031
Supplemental cash flow information:		
Interest paid	$ 228	$ 201
Interest received	4,113	3,432
Income taxes paid	46,527	45,584

See accompanying notes to consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

The unaudited interim consolidated financial statements of TSX Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006 except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income. The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 7). The Company had no other comprehensive income or loss transactions during the three months ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

2. SEGMENTED INFORMATION:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX").

	Three months ended March 31,		
2007	**Capital Markets**	**Energy Markets**	**Total**
Total Revenue	$ 96,226	$ 4,950	$ 101,176
Net Income	35,840	608	36,448
Goodwill	38,587	21,279	59,866
Total Assets	690,833	792,016	1,482,849
2006			
Total Revenue	$ 83,349	$ 4,664	$ 88,013
Net Income	33,710	1,017	34,727
Goodwill	5,963	18,978	24,941
Total Assets	554,476	616,291	1,170,767

3. SHARE OPTION PLAN:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,491,554 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended March 31, 2007			Three months ended March 31, 2006		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding, beginning of period	1,096,650	$	25.17	1,248,462	$	18.980
Granted	207,471		53.04	180,404		49.640
Forfeited	(2,628)		38.10	(14,426)		21.930
Exercised	(187,364)		16.39	(216,610)		15.900
Outstanding, end of period	1,114,129	$	31.80	1,197,830	$	24.120

At March 31, 2007, 576,038 options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64.

For the quarter ended March 31, 2007, the Company recognized compensation cost of $626 (year to date March 31, 2006 - $551) in respect of its share option plan.

4. LONG-TERM INCENTIVE PLAN:

The Company records its obligation under the long term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 7). As at March 31, 2007, the total accrual for the restricted share units ("RSUs") is $6,021 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. Previously, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return at the time of payout. Effective January 1, 2007, the company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $1,178 for the three months ended March 31, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

5. EARNINGS PER SHARE:

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net income	$ 36,448	$ 34,727
Weighted average number of common shares outstanding	68,516,276	68,208,178
Basic earnings per share	$ 0.53	$ 0.51
Diluted weighted average number of common shares outstanding	69,083,472	68,993,600
Diluted earnings per share	$ 0.53	$ 0.50

6. EMPLOYEE FUTURE BENEFITS:

Total retirement benefit cost for the quarter ended March 31, 2007 was $1,888 (year to date March 31, 2006 - $1,558).

7. FINANCIAL INSTRUMENTS:

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) Marketable securities:

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At March 31, 2007, these investments have been measured at fair value and the unrealized losses of $510 recognized during the three months ended March 31, 2007 have been reflected in net income in the consolidated financial statements.

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing the Company's shares as a partial fair value hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At March 31, 2007, the fair value of the total return swaps was estimated to be $2,155 and the unrealized gains reflected in net income during the three month period ended March 31, 2007 amounted to $1,340. At March 31, 2006, the fair value of the total return swaps was estimated to be $4,326 and the unrealized gains recorded in net income during the three month period ended March 31, 2006 amounted to $1,762.

c) NGX energy contracts:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trade contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the counterparties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer.

NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

The changes in the fair value of the physical and financial trading contracts which have not yet been delivered are recognized in the consolidated assets and liabilities. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts are recognized in the consolidated statement of income.

8. COMMITMENTS:

On March 5, 2007, the Company announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange (ISE). DEX™ will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. The Company currently anticipates the joint cost of setting up this new exchange between now and the launch date to be approximately $26.0 million.

On March 28, 2007, the Company announced a technology and clearing arrangement with the IntercontinentalExchange (ICE). Under the arrangement, North American physical natural gas and Canadian electricity contracts will be offered on ICE's leading electronic commodities trading platform. In turn, NGX will serve as the clearinghouse for these products. The Company expects to launch this combined offering in the third quarter of 2007.

MARKET STATISTICS

(Unaudited)

	Three months ended March 31,	
	2007	2006
Toronto Stock Exchange:		
Volume (millions)	23,738.1	22,368.9
Value ($ billions)	386.2	358.1
Transactions (000s)	25,980.2	20,819.3
Issuers Listed	1,597	1,549
New Issuers Listed:	44	52
Number of Initial Public Offerings	20	34
Number of graduates from TSX Venture/NEX	16	13
New Equity Financing: ($ millions)	13,573.6	10,705.9
Initial Public Offering Financings ($ millions)	1,503.3	4,297.1
Secondary Offering Financings [1] ($ millions)	5,411.1	4,981.4
Supplementary Financings ($ millions)	6,659.3	1,427.4
Market Cap of Issuers Listed ($ billions)	2,093.8	1,978.4
S&P/TSX Composite Index [2] Close	13,165.5	12,110.6
TSX Venture Exchange[3]:		
Volume (millions)	13,485.6	11,388.7
Value ($ millions)	12,663.0	9,379.1
Transactions (000s)	2,381.6	1,843.7
Issuers Listed	2,271	2,229
New Issuers Listed	58	44
New Equity Financing: ($ millions)	2,417.8	1,726.4
Initial Public Offering Financings ($ millions)	115.3	68.9
Secondary Offering Financings [1] ($ millions)	2,302.5	1,657.5
Market Cap of Issuers Listed: ($ billions)	62.9	50.4
S&P/TSX Venture Composite Index [2] Close	3,186.8	2,913.0
Toronto Stock Exchange and TSX Venture Exchange:		
Professional and Equivalent Real-time Data Subscriptions	144,043	123,561

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (159 issuers at March 31, 2007 and 199 issuers at March 31, 2006).

INVESTOR CONTACT INFORMATION

Investor Relations may be contacted at:

Tel: (416) 947-4277 (Toronto Area)
1-888-873-8392 (North America)
Fax: (416) 947-4444
E-mail: shareholder@tsx.com

REGISTERED OFFICE AND HEAD OFFICE OF TSX GROUP

The Exchange Tower
130 King Street West
Toronto, ON Canada
M5X 1J2

Le rapport du premier trimestre est également disponible en français.

DIVIDEND INFORMATION

The Board of Directors of TSX Group Inc. declared a dividend of $0.38 on each common share outstanding, payable on May 31, 2007 to shareholders of record at the close of business on May 17, 2007.

TSX Group hereby advises that this dividend is an "eligible dividend" in accordance with the Canada Revenue Agency release dated December 20, 2006. For more information regarding the designation of dividends, please refer to their release. Shareholders with questions regarding the tax treatment of dividends should consult with their own tax advisors or contact their local office of the Canada Revenue Agency and where applicable, the provincial taxation authorities.

TRADE-MARKS

TSX, TSX Group, Toronto Stock Exchange, TSX Venture Exchange, Natural Gas Exchange, NGX and TSXconnect are registered trade-marks of TSX Inc., and DEX is a trade-mark of TSX Inc. PC-Bond is a registered trade-mark of 2099242 Ontario Inc., a wholly-owned subsidiary of TSX Group Inc.

Scotia Capital is a registered trade-mark of The Bank of Nova Scotia and is used under license.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect TSX Group's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please see Forward-Looking Statements, Risks and Uncertainties in the Q1-2007 Management's Discussion and Analysis for some of the risk factors that could cause actual events or results to differ materially from current expectations.

tsx group TSX

2007 SECOND QUARTER REPORT TO SHAREHOLDERS




TSX
tsx group



TSX group TSX

CEO'S LETTER TO SHAREHOLDERS

I am pleased to report record financial results for the second quarter of 2007, with revenue of over $106 million, 15% higher than in the second quarter of 2006. Net income was $39.1 million, or 57 cents per share, up 37% from the second quarter of last year. We continued to realize the benefits of strong Canadian capital markets and of implementing the strategy to diversify our revenue streams. New equity financing on both of our equity exchanges grew by almost 30% in the second quarter of 2007 compared with the same period last year. We set another record with almost 150,000 market data subscriptions. Finally, we announced the acquisition of The Equicom Group Inc., a leading provider of investor relations and related corporate communications services to public companies in Canada.

We continue to make excellent progress with the alliances we announced in the first quarter of this year. On the derivatives front, the arrangement with International Securities Exchange to form DEX is on track to be in operation in 2009. Our arrangement with IntercontinentalExchange is moving forward, and we expect this initiative to launch in the fourth quarter of 2007. Customers will enjoy multiple benefits from added liquidity as well as world-class energy trading and clearing technology.

We are also on track with our technology plans for 2007. Last month, we successfully deployed core trading engine hardware with new HP Integrity NonStop servers that use the Intel Itanium 2 Processor. Looking ahead to the second half of 2007, we are now preparing for the first phase of what we are calling the TSX Quantum Revolution. We will begin to roll-out the new TSX Quantum trading engine in the fourth quarter of this year and will continue the roll-out throughout 2008. Because of its speed, capacity, and reliability, TSX Quantum truly represents a revolution in the way Canadian capital markets will operate in the future.

In preparation for the TSX Quantum Revolution, we have also announced upcoming changes to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange effective in the fourth quarter of this year. Details will be announced shortly. The fee changes will be targeted at attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants and active traders. The pricing model for TSX Venture Exchange will also be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities.

In summary, we had another great quarter and have had a very successful and productive first half of 2007. We have once again delivered strong results and are positioned exceptionally well for future success. I look forward to updating you in October.



RICHARD NESBITT

Chief Executive Officer
TSX Group Inc.
July 25, 2007

Q2-2007 MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") of TSX Group Inc.'s ("TSX Group") financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter and six months ended June 30, 2007, compared with the quarter and six months ended June 30, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated July 25, 2007 and should be read carefully together with our Q2/07 unaudited consolidated financial statements and related notes for the corresponding period and our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace *listing fees received, initial listing fees received* and *additional listing fees received*, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this MD&A, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Quarter Ended June 30, 2007 Compared with Quarter Ended June 30, 2006

Net income was $39.1 million, or 57 cents per common share on a basic and diluted basis for Q2/07, compared with net income of $28.5 million, or 42 cents per common share (41 cents on a diluted basis) for the same period in 2006, representing an increase of 37%, largely due to higher revenue and lower income taxes, partially offset by higher overall expenses. Net income for Q2/06 was reduced as a result of an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. Whereas in Q2/07, income taxes were increased by $1.8 million due to a reduction in the value of the future tax asset.

REVENUE

Revenue was $106.2 million for Q2/07, up $13.6 million, or 15% as compared with $92.6 million for Q2/06 primarily reflecting increased market data and issuer services revenue.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in Q2/07 and Q2/06.

(in millions of dollars)

	Reported				Billed*			
	Q2/07	Q2/06	$ increase	% increase	Q2/07	Q2/06	$ increase (decrease)	% increase (decrease)
Initial listing fees	$ 3.4	$ 2.8	$ 0.6	21%	$ 8.5	$ 8.8	$ (0.3)	(3%)
Additional listing fees	$ **10.8**	$ 8.7	$ 2.1	24%	$ **34.1**	$ 26.6	$ 7.5	28%
*Sustaining listing fees***	$ **16.9**	$ 15.2	$ 1.7	11%	$ **16.9**	$ 15.2	$ 1.7	11%
Other issuer services	$ **1.1**	-	$ 1.1	-	$ **1.1**	-	$ 1.1	-
Total issuer services fees	$ 32.2	$ 26.7	$ 5.5	21%	$ **60.6**	$ 50.6	$ 10.0	20%

Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees

(in millions of dollars)

	Q2/07	Q2/06
Initial listing fees billed*	$ 8.5	$ 8.8
Initial listing fees billed* and deferred to future periods	$ (8.4)	$ (8.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.3	$ 2.7
Initial listing fee revenue reported	$ 3.4	$ 2.8

Additional Listing Fees

(in millions of dollars)

	Q2/07	Q2/06
Additional listing fees billed*	$ 34.1	$ 26.6
Additional listing fees billed* and deferred to future periods	$ (33.6)	$ (26.2)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 10.3	$ 8.3
Additional listing fee revenue reported	$ 10.8	$ 8.7

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from July 1, 1997 to June 30, 2007 compared with the period from July 1, 1996 to June 30, 2006. *Initial and additional listing fees billed** in Q2/07, as compared with Q2/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.
- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.
- *Other issuer services* include revenue from the acquisition of The Equicom Group Inc. ("Equicom"), effective June 1, 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

Trading and Related Revenue

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
Capital Markets	$ 38.0	$ 36.8	$ 1.2	3%
Energy Markets	$ 4.9	$ 4.8	$ 0.1	2%
Total trading and related fees	$ 42.9	$ 41.6	$ 1.3	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan Brokers Limited ("Shorcan"), acquired in December 2006.
- The total volume of securities traded in Q2/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 23% over Q2/06 (38.2 billion securities in Q2/07 versus 31.0 billion securities in Q2/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was attributable to the inclusion of revenue from Oxen Inc. ("Oxen").
- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen in Q2/07 increased by 16% over Q2/06 (2.9 million terajoules in Q2/07 versus 2.5 million terajoules in Q2/06). However, NGX deferred more revenue in Q2/07 than in Q2/06.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange+

In preparation for the TSX Quantum Revolution, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group intends to announce changes in August 2007, to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange, taking effect in the fourth quarter of 2007.

Based on lab testing, TSX Quantum will have capacity of 2 billion messages per day, throughput of 100,000 messages per second and response times in the single digit millisecond range. The fee changes will be targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants and active traders. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities. Our equity trading fee per share has dropped by over 60% since 2000.

* See discussion under the heading Non-GAAP Financial Measures.

+ The *"Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange"* section above contains certain forward-looking statements. Please refer to **"Forward-Looking Statements, Risks and Uncertainties"** for a discussion of risks and uncertainties related to such statements.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix. Since moving to a volume-based trading fee model on July 1, 2006, volumes traded on TSX and TSX Venture have increased by almost 20% over the one year period prior to the change.

Market Data Revenue

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 27.8	$ 21.5	$ 6.3	29%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at the end of Q2/07 versus over 131,000 at the end of Q2/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to revenue from recent initiatives including Scotia Capital Inc.'s*** ("Scotia Capital") Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.
- The increase was also attributable to fee changes that were effective January 1, 2007.

Business Services Revenue

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 2.8	$ 2.3	$ 0.5	22%

- *Business services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $1.9 million in Q2/07 for technology related services, an increase of $0.2 million from $1.7 million in Q2/06.

EXPENSES

Expenses were $43.1 million in Q2/07, an increase of $8.1 million, or 23%, as compared with $35.0 million in Q2/06, due primarily to $6.4 million in costs relating to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom.

Compensation and Benefits

(in millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 22.6	$ 18.4	$ 4.2	23%

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

- *Compensation and benefits* costs increased by $3.3 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of General and administration costs and a net savings going forward. These increases were partially offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.
- There were higher expenses associated with annual salary increases and pension costs. In addition, there was an increase of $1.0 million in organizational transition costs compared with the same period last year.
- The increase in Q2/07 compared with Q2/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(In millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 6.5	$ 4.9	$ 1.6	33%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also due to higher hardware leasing costs related to the next generation of servers that were installed in Q2/07.
- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(In millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 10.2	$ 8.6	$ 1.6	19%

- *General and administration* costs increased by $1.3 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also due to expenses related to the creation of DEX™, a new derivatives exchange we plan to launch with the International Securities Exchange ("ISE") in March 2009 and costs associated with a marketing campaign to attract U.S listings.
- We paid Market Regulation Services Inc. $1.1 for regulation services in Q2/07, an increase of $0.2 million from $0.9 million in Q2/06.

Amortization

(In millions of dollars)

	Q2/07	Q2/06	$ increase	% increase
	$ 3.8	$ 3.1	$ 0.7	23%

- *Amortization* costs increased reflecting higher amortization of $1.1 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

	Q2/07	Q2/06	$ increase
	$ 0.0	$ (0.1)	$ 0.1

- *Income (loss) from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q2/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

	Q2/07	Q2/06	$ (decrease)	% (decrease)
	$ 1.3	$ 2.2	$ (0.9)	(41%)

- *Investment income* decreased due to a reduction in the value of short-term bond and mortgage fund investments, somewhat offset by higher returns on money market investments and an increase in cash and marketable securities during Q2/07 versus Q2/06.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)	
	Q2/07	Q2/06	Q2/07	Q2/06
	$ 25.3	$ 31.3	39%	52%

- The effective tax rate decreased from approximately 52% for Q2/06 to approximately 39% for Q2/07 primarily due to lower adjustments in the value of the future tax asset.
- The higher tax rate in Q2/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The tax rate for Q2/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36%, primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Net income was $75.6 million, or $1.10 per common share on a basic and diluted basis for 1H/07, compared with net income of $63.2 million, or 93 cents per common share (92 cents on a diluted basis) for the same period in 2006, representing an increase of 20%, largely due to higher revenue and lower income taxes, partially offset by higher overall expenses. Net income for 1H/06 was reduced as a result of an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. Whereas in 1H/07, income taxes were increased by $1.8 million due to a reduction in the value of the future tax asset.

REVENUE

Revenue was $207.4 million for 1H/07, up $26.8 million, or 15% compared with $180.6 million for 1H/06 primarily reflecting increased market data and issuer services revenue.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services fees reported and issuer services fees billed* (reconciled below in this section) in 1H/07 and 1H/06.

(in millions of dollars)

	Reported				Billed*			
	1H/07	1H/06	$ increase	% increase	1H/07	1H/06	$ increase	% increase
Initial listing fees	$ 6.6	$ 5.4	$ 1.2	22%	$ 15.1	$ 14.9	$ 0.2	1%
Additional listing fees	$ 20.8	$ 17.0	$ 3.8	22%	$ 58.5	$ 45.4	$ 13.1	29%
*Sustaining listing fees***	$ 33.9	$ 30.2	$ 3.7	12%	$ 33.9	$ 30.2	$ 3.7	12%
Other issuer services	$ 1.1	-	$ 1.1	-	$ 1.1	-	$ 1.1	-
Total issuer services fees	$ 62.4	$ 52.6	$ 9.8	19%	$ 108.6	$ 90.5	$ 18.1	20%

- Initial and additional listing fees are non-refundable fees billed to listed issuers following the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are now billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. Because of this transition to a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees", and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees

(in millions of dollars)

	1H/07	1H/06
Initial listing fees billed*	$ 15.1	$ 14.9
Initial listing fees billed* and deferred to future periods	$ (14.9)	$ (14.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 6.4	$ 5.2
Initial listing fee revenue reported	$ 6.6	$ 5.4

Additional Listing Fees

(in millions of dollars)

	1H/07	1H/06
Additional listing fees billed*	$ 58.5	$ 45.4
Additional listing fees billed* and deferred to future periods	$ (57.6)	$ (44.7)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 19.9	$ 16.3
Additional listing fee revenue reported	$ 20.8	$ 17.0

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

- *Initial and additional listing fees reported* increased due to capital market activity and listing fee increases during the period from April 1, 1997 to June 30, 2007 compared with the period from April 1, 1996 to June 30, 2006. *Initial and additional listing fees billed** in 1H/07, as compared with 1H/06, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.
- *Sustaining listing fees* increased due to the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on the market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.
- *Other issuer services* include revenue from the acquisition of Equicom, effective June 1, 2007.

Trading and Related Revenue

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
Capital Markets	$ 75.3	$ 73.4	$ 1.9	3%
Energy Markets	$ 9.7	$ 9.2	$ 0.5	5%
Total trading and related fees	$ 85.0	$ 82.6	$ 2.4	3%

Capital Markets

- The increase in *Trading and related* revenue was attributable to the inclusion of revenue from Shorcan.
- The total volume of securities traded in 1H/07 on Toronto Stock Exchange and TSX Venture Exchange increased by 17% over 1H/06 (75.5 billion securities in 1H/07 versus 64.7 billion securities in 1H/06). The impact from the growth in the volume of securities traded was more than offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue from Oxen.
- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in 1H/07 increased by 4% over 1H/06 (5.3 million terajoules in 1H/07 versus 5.1 million terajoules in 1H/06). However, NGX deferred more revenue in 1H/07 than in 1H/06, which resulted in a decrease in revenue.

Market Data Revenue

(in millions of dollars)

1H/07	1H/06	$ increase	% increase
$ 54.4	$ 40.0	$ 14.4	36%

- *Market data* revenue increased due to a 14% increase in the number of professional and equivalent real-time data subscriptions (over 149,000 at June 30, 2007 versus over 131,000 at June 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to the inclusion of revenue from Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds.
- The increase was also attributable to fee changes that were effective January 1, 2007.

* See discussion under the heading Non-GAAP Financial Measures.

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

Business Services Revenue

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
	$ 5.0	$ 4.4	$ 0.6	14%

- *Business services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $3.6 million in 1H/07 for technology related services, an increase of $0.2 million from $3.4 million in 1H/06.

EXPENSES

Expenses were $90.1 million in 1H/07, an increase of $18.7 million, or 26%, compared with $71.4 million in 1H/06, due to $11.0 million in costs relating to the Q4/06 acquisitions of Shorcan, Oxen and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets, as well as the Q2/07 acquisition of Equicom.

Compensation and Benefits

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
	$ 48.1	$ 38.7	$ 9.4	24%

- *Compensation and benefits* costs increased by $5.5 million due to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07. These acquisitions resulted in an increase of 110 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Group. The insourcing of the investigative research function should result in a reduction of **General and administration** costs and a net savings going forward. These increases were partially offset by a net reduction of 20 employees in our core businesses. In summary, there were 606 employees at June 30, 2007 versus 503 at June 30, 2006.
- There were higher expenses associated with annual salary increases, long term performance incentive accruals and pension costs. In addition, there was also an increase of $2.3 million in organizational transition costs compared with the same period last year.
- The increase in 1H/07 compared with 1H/06 was partially offset by the impact of capitalizing $1.8 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
	$ 13.1	$ 10.0	$ 3.1	31%

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

- *Information and trading systems* costs increased by $1.2 million due to the previously mentioned acquisitions made in Q4/06 and the acquisition of Equicom in Q2/07.
- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

		1H/07		1H/06		$ increase	% increase
	$	21.3	$	16.5	$	4.8	29%

- *General and administration* costs increased by $2.5 million due to the operating costs relating to the previously mentioned acquisitions made in Q4/06, and the acquisition of Equicom in Q2/07.
- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07, as outlined below in the **Strategy** section.
- The increase was also due to higher charitable donations and directors' compensation, increased capital tax expense, expenses related to the creation of DEX and costs associated with a marketing campaign to attract U.S. listings.
- We paid Market Regulation Services Inc. $2.2 million for regulation services in 1H/07, an increase of $0.3 million from $1.9 million in 1H/06.

Amortization

(in millions of dollars)

		1H/07		1H/06		$ increase	% increase
	$	7.5	$	6.1	$	1.4	23%

- *Amortization* costs increased reflecting higher amortization of $1.8 million associated with the acquisitions made in Q4/06 and Q2/07, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

		1H/07		1H/06		$ increase
	$	0.1	$	(0.2)	$	0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for 1H/07 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

	1H/07	1H/06	$ increase	% increase
	$ 5.2	$ 4.4	$ 0.8	18%

- *Investment income* increased due to an increase in cash and marketable securities during 1H/07 versus 1H/06 and improved returns from money market investments, partially offset by a reduction in the value of short term bond and mortgage fund investments.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)	
	1H/07	1H/06	1H/07	1H/06
	$ 47.0	$ 50.3	38%	44%

- The effective tax rate decreased from approximately 44% for 1H/06 to approximately 38% for 1H/07 primarily due to lower adjustments in the value of the future tax asset.
- The higher tax rate in 1H/06 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The tax rate for 1H/07 was lower than the rate in Q2/06, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Marketable Securities

(in millions of dollars)

	June 30, 2007	December 31, 2006	$ increase
	$ 370.9	$ 322.1	$ 48.8

- The increase was primarily due to $113.4 million in cash from operations in 1H/07 offset by the payment of two dividends of $0.38 per common share, or $52.1 million in aggregate.

Total Assets

(in millions of dollars)

	June 30, 2007	December 31, 2006	$ increase
	$ 1,588.4	$ 1,572.8	$ 15.6

- *Total assets* included an increase in cash and marketable securities of $48.8 million as well as an increase in accounts receivable of $19.5 million. This increase was partially due to the transition to a new system which resulted in a lag between when securities are listed or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved.
- Following a change in accounting policy adopted effective January 1, 2007, we recorded $127.3 million related to the fair value of energy contracts undelivered as at June 30, 2007. This increase was more than offset by lower energy contracts receivable of $691.6 million at June 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of June 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $691.6 million at June 30, 2007 compared with $889.4 million at the end of 2006. NGX also carried offsetting liabilities related to the fair value of energy contracts undelivered which were $127.3 million at June 30, 2007.

Shareholders' Equity

(in millions of dollars)

	June 30, 2007	December 31, 2006	$ increase
	$ 255.5	$ 227.0	$ 28.5

- *Shareholders' equity* increased primarily due to net income of $75.6 million in 1H/07, offset by dividend payments of $52.1 million. Net income from NGX was $0.9 million in 1H/07, as compared with $1.5 million in 1H/06.
- At June 30, 2007 there were 68,624,424 common shares issued and outstanding. In 1H/07, 203,160 common shares were issued on the exercise of share options. At June 30, 2007, 4,475,758 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At June 30, 2007, there were 1,039,441 options outstanding.
- At July 24, 2007, there were 68,626,154 common shares issued and outstanding and 1,037,711 options outstanding under the share option plan.
- On July 25, 2007, our Board of Directors announced that TSX Group intends to file a Notice of Intention with Toronto Stock Exchange to purchase up to 6,841,051 of our common shares by way of a Normal Course Issuer Bid ("NCIB").
- TSX Group's NCIB is subject to regulatory approval. Purchases of the shares must be carried out through the facilities of Toronto Stock Exchange and will be made in accordance with its requirements.

Cash Flows from Operating Activities

(in millions of dollars)

	Q2/07	Q2/06	$ increase / (decrease) in cash
Cash Flows from Operating Activities	$ 44.1	$ 56.1	$ (12.0)

Cash Flows from Operating Activities were $12.0 million lower in Q2/07 compared with Q2/06 largely due to the increase in accounts receivable. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(In millions of dollars)

	Q2/07	Q2/06	$ increase / (decrease) in cash
Net income	$ 39.1	$ 28.5	$ 10.6
Amortization	$ 3.8	$ 3.1	$ 0.7
Unrealized loss on marketable securities	$ 3.3	-	$ 3.3
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	$ (6.0)	$ (1.0)	$ (5.0)
(Increase) / decrease in accounts receivable and prepaid expenses	$ (10.4)	$ 6.2	$ (16.6)
Net increase (decrease) in accounts payable and accrued liabilities	$ (1.5)	$ 0.3	$ (1.8)
Increase in deferred revenue primarily related to deferring initial and additional listing fees	$ 9.7	$ 8.1	$ 1.6
Increase in income taxes payable	$ 5.2	$ 10.5	$ (5.3)
Net increase in other items	$ 0.9	$ 0.4	$ 0.5
Cash Flows from Operating Activities	$ 44.1	$ 56.1	$ (12.0)

(In millions of dollars)

	1H/07	1H/06	$ increase / (decrease) in cash
Cash Flows from Operating Activities	$ 113.4	$ 113.4	-

Cash Flows from Operating Activities in 1H/07 were unchanged from 1H/06 largely due to the increase in accounts receivable, which more than offset the increase in operating cash flow from net income. This increase related primarily to the transition to a new system which resulted in a lag between when securities are issued or reserved and when initial and additional listing fees are paid for Toronto Stock Exchange listed issuers. Prior to April 2007, these fees were paid when securities were listed or reserved. Other details include the following:

(in millions of dollars)

	1H/07	1H/06	$ increase / (decrease) in cash
Net income	$ 75.6	$ 63.2	$ 12.4
Amortization	$ 7.5	$ 6.1	$ 1.4
Unrealized loss on marketable securities	$ 3.8	-	$ 3.8
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	$ (10.1)	$ (6.3)	$ (3.8)
(Increase) in accounts receivable and prepaid expenses	$ (20.7)	$ (4.0)	$ (16.7)
Net increase (decrease) in accounts payable and accrued liabilities	$ (11.9)	$ (7.4)	$ (4.5)
Increase in deferred revenue primarily related to listing fees	$ 82.1	$ 70.8	$ 11.3
(Decrease) in income taxes payable	$ (14.9)	$ (10.6)	$ (4.3)
Net increase in other items	$ 2.0	$ 1.6	$ 0.4
Cash Flows from Operating Activities	$ 113.4	$ 113.4	-

Cash Flows Used in Investing Activities

(in millions of dollars)

	Q2/07	Q2/06	$ increase / (decrease) in cash
Cash Flows (Used in) Investing Activities	$ (30.2)	$ (38.1)	$ 7.9

Cash Flows (Used in) Investing Activities were $7.9 million lower in Q2/07 compared with Q2/06 due to:

(in millions of dollars)

	Q2/07	Q2/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	$ (1.2)	$ (0.6)	$ (0.6)
Acquisition, net of cash acquired	$ (8.2)	-	$ (8.2)
Additions to intangible assets related to TSX Quantum internal development costs	$ (1.9)	-	$ (1.9)
Net (purchase of) marketable securities	$ (18.9)	$ (37.5)	$ 18.6
Cash Flows (Used in) Investing Activities	$ (30.2)	$ (38.1)	$ 7.9

(in millions of dollars)

	1H/07	1H/06	$ increase / (decrease) in cash
Cash Flows (Used in) Investing Activities	$ (64.5)	$ (74.5)	$ 10.0

Cash Flows (Used in) Investing Activities were $10.0 million lower in 1H/07 compared with 1H/06 due to:

(in millions of dollars)

	1H/07	1H/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	$ (2.2)	$ (1.1)	$ (1.1)
Acquisition, net of cash acquired	$ (8.2)	-	$ (8.2)
Additions to intangible assets related to TSX Quantum internal development costs	$ (1.9)	-	$ (1.9)
Net (purchase of) marketable securities	$ (52.2)	$ (73.4)	$ 21.2
Cash Flows (Used in) Investing Activities	$ (64.5)	$ (74.5)	$ 10.0

CONTRACTUAL OBLIGATIONS[1]

In June 2007, we upgraded our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over three years, replace existing operating leases and will be in line with current trading engine spending.

NGX COLLATERAL ARRANGEMENTS AND CLEARING BACKSTOP FUND

As part of its clearing operations, NGX becomes the counterparty to each transaction, thereby guaranteeing the performance of every contract that is executed on its electronic trading platform. To backstop its clearing operations, NGX has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

[1] The "Contractual Obligations" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

CHANGE IN ACCOUNTING POLICY

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit on January 1, 2007 by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q2/07 or 1H/07 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable Securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording accumulated other comprehensive income of $0.6 million as of January 1, 2007. As financial assets, these investments were recorded at fair value and unrealized losses of $3.3 million and $3.8 million were recorded in investment income in Q2/07 and 1H/07, respectively.

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders as an adjustment to income. The fair values of the total return swaps were estimated to be a liability of $1.1 million at June 30, 2007 and an asset of $0.4 million at June 30, 2006. During Q2/07 and 1H/07, unrealized losses of $3.5 million and $2.2 million, respectively, were reflected as an increase in compensation and benefits costs and general and administration costs. During Q2/06 and 1H/06, unrealized losses of $2.6 million and $0.8 million, respectively, were reflected as an increase in compensation and benefits costs and general and administration costs.

NGX - Fair Value of Energy Contracts Undelivered

As part of its clearing operations, NGX becomes the counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all trading contracts where physical delivery has occurred prior to the end of the period but where payments have not yet been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to energy contracts receivable, where delivery has not occurred, at fair value. At June 30, 2007, we recorded a receivable of $127.3 million related to the fair value of energy contracts undelivered and an offsetting payable of $127.3 million. We did not record the fair value of energy contracts undelivered, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts have no impact on net income.

CRITICAL ACCOUNTING ESTIMATES

Long-term Incentive plan

We have a long-term incentive plan under which we may grant RSUs. RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. In prior years, these obligations were estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of these obligations. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligations in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase these obligations and compensation and benefits costs by $0.4 million and $1.5 million for Q2/07 and 1H/07, respectively. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

STRATEGY[2]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and Scotia Capital's*** Fixed Income Indices, PC-Bond analytics applications and related data assets. We also added to our energy business in 2006 when NGX acquired Oxen, which owns Alberta Watt Exchange Limited. In June 2007, we acquired Equicom, a leading provider of investor relations and related corporate communication services in Canada.

During Q1/07, we announced two significant initiatives with other world-class marketplaces:

- On March 5, 2007, we announced the creation of DEX, a new derivatives exchange to be launched with ISE. DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX AB's trade match engine and ISE's complementary suite of technology. DEX will be owned 52% by TSX Group and 48% by ISE, and is scheduled to begin operations in March 2009. We currently anticipate the joint cost of setting up this new exchange to be approximately $26.0 million.
- On March 28, 2007, we announced a technology and clearing alliance with the IntercontinentalExchange Inc. ("ICE"). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in the second half of 2007.

FORWARD-LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

This MD&A, in particular the sections under the headings **Trading and Related Revenue, Strategy** and **Contractual Obligations** contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

[2] The "Strategy" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

*** Registered trade-mark of The Bank of Nova Scotia. Used under license.

QUARTERLY INFORMATION

(In thousands of dollars except per share amounts)

	June 30/07	Mar. 31/07	Dec. 31/06	Sept. 30/06	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05
Revenue	$ 106,230	$ 101,176	$ 91,025	$ 81,197	$ 92,612	$ 88,013	$ 76,264	$ 75,333
Net Income	39,128	36,448	35,116	33,217	28,464	34,727	27,813	28,717
Earnings per share:								
Basic	0.57	0.53	0.51	0.49	0.42	0.51	0.41	0.42
Diluted	0.57	0.53	0.51	0.48	0.41	0.50	0.40	0.42

2005

- Revenue in Q4/05 improved over revenue in Q3/05 primarily due to higher issuer services and market data revenue somewhat offset by lower trading revenue. Net income for Q4/05 declined over net income from Q3/05 primarily due to higher overall expenses.

2006

- Revenue in Q1/06 improved over revenue in Q4/05 primarily due to higher trading, issuer services and market data revenue. Net income for Q1/06 increased over net income for Q4/05, primarily due to the increased revenue partially offset by higher overall expenses.
- Revenue in Q2/06 improved over revenue in Q1/06 primarily due to higher market data, issuer services and trading revenue. However, net income for Q2/06 decreased over net income for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, largely as a result of these changes in federal corporate tax rates.
- Revenue in Q3/06 declined over revenue in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. Net income for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased revenue and higher overall expenses.
- Revenue in Q4/06 improved over revenue in Q3/06 primarily due to higher trading, market data and issuer services revenue. Net income for Q4/06 increased over Q3/06 primarily due to the increased revenue partially offset by higher overall expenses.

2007

- Revenue in Q1/07 improved over revenue in Q4/06 primarily due to higher market data and issuer services revenue. Net income for Q1/07 increased over Q4/06 primarily due to the increased revenue partially offset by higher overall expenses.
- Revenue in Q2/07 improved over revenue in Q1/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q2/07 increased over Q1/07 primarily due to the increased revenue and lower overall expenses, somewhat offset by lower investment income.

July 25, 2007

INTERIM CONSOLIDATED BALANCE SHEETS

(In thousands of dollars) (Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 36,646	$ 37,018
Marketable securities (note 7)	334,246	285,055
Accounts receivable	53,784	34,298
Energy contracts receivable (note 7)	691,589	889,395
Fair value of energy contracts undelivered (note 7)	127,339	–
Prepaid expenses	6,758	2,914
Future tax asset	23,732	25,095
	1,274,094	1,273,775
Premises and equipment	22,741	25,344
Future tax asset	137,952	127,362
Other assets	11,625	12,482
Investment in affiliate	11,419	11,357
Intangible assets	64,838	62,652
Goodwill	65,692	59,866
	$ 1,588,361	$ 1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 31,205	$ 39,194
Energy contracts payable (note 7)	691,589	889,395
Fair value of energy contracts undelivered (note 7)	127,339	–
Deferred revenue	42,989	6,468
Deferred revenue – initial and additional listing fees	56,611	50,410
Obligation under capital lease	494	778
Income taxes payable	6,353	20,465
	956,580	1,006,710
Accrued employee benefits liability	11,518	10,425
Obligation under capital lease	33	145
Other liabilities	29,043	32,880
Deferred revenue – initial and additional listing fees	335,672	295,723
	1,332,846	1,345,883
Shareholders' equity:		
Share capital	391,756	387,501
Share option plan (note 3)	4,192	3,942
Deficit	(140,433)	(164,488)
	255,515	226,955
	$ 1,588,361	$ 1,572,838

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share amounts)(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Revenue:				
Issuer services	$ 32,248	$ 26,712	$ 62,396	$ 52,649
Trading and related	42,880	41,632	84,995	82,645
Market data	27,787	21,468	54,378	39,972
Business services	2,752	2,288	5,025	4,374
Other	563	512	612	985
	106,230	92,612	207,406	180,625
Expenses:				
Compensation and benefits	22,573	18,424	48,116	38,731
Information and trading systems	6,525	4,892	13,126	9,971
General and administration	10,213	8,626	21,296	16,520
Amortization	3,771	3,068	7,512	6,130
	43,082	35,010	90,050	71,352
Income from operations	63,148	57,602	117,356	109,273
Income (loss) from investment in affiliate	21	(76)	62	(205)
Investment income	1,256	2,230	5,169	4,415
Income before income taxes	64,425	59,756	122,587	113,483
Income taxes	25,297	31,292	47,011	50,292
Net income	$ 39,128	$ 28,464	$ 75,576	$ 63,191
Earnings per share (note 5):				
Basic	$ 0.57	$ 0.42	$ 1.10	$ 0.93
Diluted	0.57	0.41	1.10	0.92

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of dollars)(Unaudited)

	Six months ended June 30, 2007	2006
Common shares:		
Balance, beginning of period	$ 387,501	$ 380,925
Proceeds on options exercised	3,344	3,689
Cost of exercised options	911	907
Balance, end of period	391,756	385,521
Share option plan:		
Balance, beginning of period	3,942	2,669
Cost of exercised options	(911)	(907)
Cost of share option plan	1,161	1,223
Balance, end of period	4,192	2,985
Deficit:		
Balance, beginning of period	(164,488)	(205,799)
Transitional adjustment (note 1)	621	–
Net income	75,576	63,191
Dividends on common shares	(52,142)	(45,074)
Balance, end of period	(140,433)	(187,682)
Shareholders' equity, end of period	$ 255,515	$ 200,824

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash flows from (used in) operating activities:				
Net income	$ 39,128	$ 28,464	$ 75,576	$ 63,191
Adjustments to determine net cash flows:				
Amortization	3,771	3,068	7,512	6,130
Unrealized loss on marketable securities	3,276	–	3,786	–
(Income) loss from investment in affiliate	(21)	76	(62)	205
Cost of share option plan	535	672	1,161	1,223
Future tax asset	(6,006)	(1,006)	(10,100)	(6,268)
Energy contracts receivable	(3,454)	25,390	197,806	461,767
Fair value of energy contracts undelivered	(72,535)	–	(127,339)	–
Accounts receivable and prepaid expenses	(10,385)	6,224	(20,716)	(3,951)
Other assets	428	(303)	857	8
Accounts payable and accrued liabilities	2,617	12,325	(9,092)	2,299
Energy contracts payable	3,454	(25,390)	(197,806)	(461,767)
Fair value of energy contracts undelivered	72,535	–	127,339	–
Long term accrued and other liabilities	(4,160)	(12,017)	(2,790)	(9,673)
Deferred revenue	9,688	8,132	82,141	70,830
Income taxes payable	5,228	10,470	(14,920)	(10,626)
	44,099	56,105	113,353	113,368
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	(203)	(213)	(430)	(424)
Proceeds on exercised options	273	246	3,344	3,689
Dividends on common shares	(26,070)	(22,549)	(52,142)	(45,074)
	(26,000)	(22,516)	(49,228)	(41,809)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	(1,193)	(567)	(2,207)	(1,127)
Acquisitions, net of cash acquired	(8,142)	–	(8,142)	–
Additions to intangible assets	(1,925)	–	(1,925)	–
Marketable securities	(18,911)	(37,539)	(52,223)	(73,403)
	(30,171)	(38,106)	(64,497)	(74,530)
Decrease in cash	(12,072)	(4,517)	(372)	(2,971)
Cash, beginning of period	48,718	30,031	37,018	28,485
Cash, end of period	$ 36,646	$ 25,514	$ 36,646	$ 25,514
Supplemental cash flow information:				
Interest paid	$ 161	$ 64	$ 389	$ 265
Interest received	3,979	4,091	8,092	7,523
Income taxes paid	24,818	21,334	71,345	66,918

See accompanying notes to consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

The unaudited interim consolidated financial statements of TSX Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006 except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income. The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 7). The Company had no other comprehensive income or loss transactions during the six months ended June 30, 2007 and nó opening or closing balances for accumulated other comprehensive income or loss.

2. SEGMENTED INFORMATION:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange, and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX").

	Three months ended June 30,		
2007	**Capital Markets**	**Energy Markets**	**Total**
Total Revenue	$ 100,934	$ 5,296	$ 106,230
Net Income	38,223	905	39,128
Goodwill	44,413	21,279	65,692
Total Assets	714,904	873,457	1,588,361
2006			
Total Revenue	$ 87,431	$ 5,181	$ 92,612
Net Income	27,594	870	28,464
Goodwill	5,963	18,978	24,941
Total Assets	607,103	563,804	1,170,907

		Six months ended June 30,				
2007		**Capital Markets**		**Energy Markets**		**Total**
Total Revenue	$	197,160	$	10,246	$	207,406
Net Income		74,063		1,513		75,576
Goodwill		44,413		21,279		65,692
Total Assets		714,904		873,457		1,588,361
2006						
Total Revenue	$	170,780	$	9,845	$	180,625
Net Income		61,304		1,887		63,191
Goodwill		5,963		18,978		24,941
Total Assets		607,103		563,304		1,170,907

3. SHARE OPTION PLAN:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,475,758 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended June 30, 2007			Three months ended June 30, 2006		
	Number of options		**Weighted average exercise price**	**Number of options**		**Weighted average exercise price**
Outstanding, beginning of period	1,114,129	$	31.80	1,197,830	$	24.12
Granted	6,013		43.68	9,670		47.30
Forfeited	(64,905)		45.15	–		–
Exercised	(15,796)		17.28	(14,618)		18.76
Outstanding, end of period	1,039,441	$	31.26	1,192,882	$	24.40

During the second quarter, the Company recognized compensation cost of $535 (second quarter 2006 - $672) in respect of its share option plan.

Six months ended June 30, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

	Six months ended June 30, 2007			Six months ended June 30, 2006		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding, beginning of period	1,096,650	$	25.17	1,248,462	$	18.98
Granted	213,484		52.78	190,074		49.52
Forfeited	(67,533)		44.88	(14,426)		21.93
Exercised	(203,160)		16.46	(231,228)		15.95
Outstanding, end of period	1,039,441	$	31.26	1,192,382	$	24.40

At June 30, 2007, 565,310 options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64. During the first half of 2007, the Company recognized compensation cost of $1,161 (year to date June 2006 - $1,223) in respect of its share option plan.

4. LONG-TERM INCENTIVE PLAN:

The Company records its obligation under the long term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 7). As at June 30, 2007, the total accrual for the restricted share units ("RSUs") is $4,476 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. In prior years, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid.

The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return to the time of payout. Effective January 1, 2007, the Company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $356 for the quarter ended June 30, 2007 and for the year-to-date by $1,534.

5. EARNINGS PER SHARE:

	Three months ended June 30,				Six months ended June 30,			
		2007		2006		2007		2006
Net income	$	39,128	$	28,464	$	75,576	$	63,191
Weighted average number of common shares outstanding		68,614,623		68,316,493		68,570,273		68,264,799
Basic earnings per share	$	0.57	$	0.42	$	1.10	$	0.93
Diluted weighted average number of common shares outstanding		68,974,143		68,909,304		69,002,396		68,957,098
Diluted earnings per share	$	0.57	$	0.41	$	1.10	$	0.92

6. EMPLOYEE FUTURE BENEFITS:

Total retirement benefit cost for the quarter ended June 30, 2007 was $1,882 (2006 - $1,546) and for the year-to-date was $3,770 (2006 – $3,104).

7. FINANCIAL INSTRUMENTS:

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) Marketable securities:

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At June 30, 2007, these investments have been measured at fair value and the unrealized losses of $3,276 recognized during the three months ended June 30, 2007 and for the year-to-date $3,786 have been reflected in net income in the consolidated financial statements.

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing TSX Group Inc. shares as a partial fair value hedge to the share appreciation rights of restricted share units and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At June 30, 2007, the fair value of the total return swaps was estimated to be a liability of $1,075 and the unrealized losses reflected in net income during the three month period ended June 30, 2007 amounted to $3,533 and for the year-to-date $2,193. At June 30, 2006, the fair value of the total return swaps was estimated to be an asset of $372 and the unrealized losses recorded in net income during the three month period ended June 30, 2006 amounted to $2,591 and for the year-to-date $829.

c) NGX energy contracts:

As an electronic exchange for energy products, NGX is a party to offsetting contracts for the physical delivery of energy products in future periods at fixed prices for all energy products traded on NGX between buyers and sellers. Prices are determined by the electronic matching of bids and offers from NGX customers at the time the trading contracts are initiated. NGX is also a party to offsetting financial swap contracts with customers which call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the counterparties in a trade, NGX has arranged for third party physical backstopping on trades with all related costs payable by the non-performing customer.

NGX energy contract receivable and payable positions are recognized for all trading contracts where physical delivery has occurred prior to the period end but payments had not yet been made.

The changes in the fair value of the physical and financial trading contracts which have not yet been delivered are recognized in the consolidated assets and liabilities. The equal and offsetting unrealized gains and losses related to the change in the fair value of the undelivered contracts are recognized in the consolidated statement of income.

8. COMMITMENTS:

On March 5, 2007, the Company announced the creation of DEX™, a new derivatives exchange to be launched with the International Securities Exchange, Inc. ("ISE"). DEX™ will be owned 52 per cent by TSX Group and 48 per cent by ISE, and is scheduled to begin operations in March, 2009. The Company currently anticipates the joint cost of setting up this new exchange from announcement to the launch date to be approximately $26.0 million.

On March 28, 2007, the Company announced a technology and clearing arrangement with the Intercontinental Exchange, Inc. ("ICE"). Under the arrangement, North American physical natural gas and Canadian electricity contracts will be accessible through ICE's leading electronic commodities trading platform. In turn, NGX will serve as the clearinghouse for these products. The Company expects to launch this arrangement in the second half of 2007.

MARKET STATISTICS

(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Toronto Stock Exchange:				
Volume (millions)	24,789.0	20,684.0	48,527.1	43,052.9
Value ($ billions)	431.7	350.5	817.9	708.7
Transactions (000s)	27,708.9	21,277.8	53,689.1	42,097.1
Issuers Listed	1,623	1,569	1623	1,569
New Issuers Listed:	70	55	114	107
Number of Initial Public Offerings	38	31	58	65
Number of graduates from TSX Venture/NEX	23	19	39	32
New Equity Financing: ($ millions)	14,682.7	11,088.8	28,256.3	21,794.7
Initial Public Offering Financings ($ millions)	2,191.0	2,787.1	3,694.3	7,084.2
Secondary Offering Financings [1] ($ millions)	7,811.7	4,760.1	13,222.7	9,741.6
Supplementary Financings ($ millions)	4,680.0	3,541.6	11,339.3	4,968.9
Market Cap of Issuers Listed ($ billions)	2,195.1	1,900.4	2,195.1	1,900.4
S&P/TSX Composite Index [2] Close	13,906.6	11,612.9	13,906.6	11,612.9
TSX Venture Exchange: [3]				
Volume (millions)	13,440.2	10,278.5	26,925.7	21,667.2
Value ($ millions)	12,519.0	10,321.5	25,181.9	19,700.5
Transactions (000s)	2,269.4	1,884.7	4,651.0	3,728.4
Issuers Listed	2,273	2,206	2,273	2,206
New Issuers Listed	61	41	119	85
New Equity Financing: ($ millions)	3,409.8	2,879.8	5,827.7	4,606.3
Initial Public Offering Financings ($ millions)	124.3	78.3	239.7	147.2
Secondary Offering Financings [1] ($ millions)	3,285.5	2,801.5	5,588.0	4,459.1
Market Cap of Issuers Listed: ($ billions)	62.1	46.1	62.1	46.1
S&P/TSX Venture Composite Index [2] Close	3,174.4	2,635.2	3174.4	2,635.2
Toronto Stock Exchange and TSX Venture Exchange:				
Professional and Equivalent Real-time Data Subscriptions	149,687	131,085	149,687	131,085

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (158 issuers at June 30, 2007 and 190 issuers at June 30, 2006).

INVESTOR CONTACT INFORMATION

Investor Relations may be contacted at:

Tel: (416) 947-4277 (Toronto Area)
1-888-873-8392 (North America)
Fax: (416) 947-4444
E-mail: shareholder@tsx.com

REGISTERED OFFICE AND HEAD OFFICE OF TSX GROUP

The Exchange Tower
130 King Street West
Toronto, ON Canada
M5X 1J2

Le rapport du deuxième trimestre est également disponible en français.

DIVIDEND INFORMATION

The Board of Directors of TSX Group Inc. declared a dividend of $0.38 on each common share outstanding, payable on August 31, 2007 to shareholders of record at the close of business on August 17, 2007.

TSX Group hereby advises that this dividend is an "eligible dividend" in accordance with the Canada Revenue Agency release dated December 20, 2006. For more information regarding the designation of dividends, please refer to their release. Shareholders with questions regarding the tax treatment of dividends should consult with their own tax advisors or contact their local office of the Canada Revenue Agency and where applicable, the provincial taxation authorities.

NORMAL COURSE ISSUER BID

On July 25, 2007 we announced our intention to engage in a normal course issuer bid ("NCIB") to purchase up to 6,841,051 of our common shares through the facilities of the Toronto Stock Exchange. These purchases may commence on August 7, 2007 and will terminate on August 6, 2008 or such earlier date as we complete our purchases. TSX Group will make purchases in accordance with the Toronto Stock Exchange requirements and the price which we will pay for any such common shares will be the market price of such shares at the time of acquisition. All shares purchased by TSX Group under the NCIB will be cancelled.

We have entered into a pre-defined plan with our designated broker to allow for the repurchase of our common shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise.

A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting Investor Relations as outlined above.

TRADE-MARKS

TSX, TSX Group, Toronto Stock Exchange, TSX Venture Exchange, Natural Gas Exchange, NGX, TSXconnect and NEX are registered trade-marks of TSX Inc. DEX, TSX Quantum and TSX Quantum Revolution are trade-marks of TSX Inc. PC-Bond is a registered trade-mark of 2099242 Ontario Inc., a wholly-owned subsidiary of TSX Group Inc.

CanDeal is a registered trade-mark of CanDeal.ca Inc. and is used under license.

Scotia Capital is a registered trade-mark of The Bank of Nova Scotia and is used under license.

S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect TSX Group's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please see Forward-Looking Statements, Risks and Uncertainties in the Q2-2007 Management's Discussion and Analysis for some of the risk factors that could cause actual events or results to differ materially from current expectations.









tsx group TSX

2007 THIRD QUARTER REPORT TO SHAREHOLDERS


Q3


tsx group
TSX



TSX group TSX

CEO'S LETTER TO SHAREHOLDERS

I am proud to report strong financial results for the third quarter of 2007. We reported record earnings per share of 62 cents. Our revenue was over $106 million, an increase of 31% over the third quarter of last year. The revenue growth was driven by our core business as we continued to capitalize on the strength of our markets. Combined trading volumes on Toronto Stock Exchange and TSX Venture Exchange were up 43 per cent over the third quarter of 2006. In fact, on August 16, 2007, a record 708 million securities changed hands on Toronto Stock Exchange. We are also seeing the benefits of diversification with a significant revenue contribution from our recent acquisitions of Oxen, PC-Bond, Shorcan and Equicom. In addition, during the past quarter we repurchased, under a normal course issuer bid, over 1.7 million of our common shares.

Looking ahead, I want to update you on the progress of four key initiatives.

TSX Quantum is on schedule for roll-out this quarter. This new trading system will provide our customers with greater speed and more capacity. Along with trading fee reductions that are effective November 1, 2007, we believe it will enable us to attract higher volumes and even more liquidity.

DEX, the new Canadian derivatives exchange, is scheduled to be launched through our alliance with the International Securities Exchange in March 2009, subject to regulatory approval. We are working together to structure DEX to offer customers an integrated cash and derivatives solution and provide them with superior liquidity. In August, TSX Inc. reached an agreement with Standard & Poor's to secure exclusive use of S&P/TSX equity indices in connection with options, futures and options on futures, beginning in 2009. TSX Inc. intends to use the license to allow DEX to create derivative products based on those indices. This past quarter, a contract was signed with OMX to deliver and support a new trading system for DEX.

In our energy business, the arrangement to combine NGX's strengths in physical clearing with the advanced technology capabilities of IntercontinentalExchange Inc., is set to launch this December. We are excited about the opportunity that this represents for NGX to gain access to thousands of trading screens, technology expertise and a global footprint for natural gas and electricity contracts. In September, we purchased an option from Enbridge Inc. and Circuit Technology Ltd. to acquire all the shares of NetThruPut Inc., a leading Canadian electronic platform for trading and clearing crude oil. The option is exercisable after March 15, 2009.

Finally, I want to update you on our international business development efforts, which are currently focused on listing opportunities from China and the United States. We now have more than fifty Chinese and Chinese related companies listed on our exchanges and six new listings so far this year. Our nine-city U.S. Campaign continues with three cities left on the tour this year. Feedback has been very positive and we have added sixteen new U.S. listings already. More importantly, we have opened pipelines to new business opportunities across the largest capital market in the world.

In summary, we have delivered strong results and are positioned exceptionally well for future success. I look forward to updating you again in January.



RICHARD NESBITT

Chief Executive Officer
TSX Group Inc.
October 31, 2007

Q3-2007 MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") of TSX Group Inc.'s ("TSX Group") financial condition and results of operations is provided to enable a reader to assess our financial condition, material changes in our financial condition and our results of operations, including our liquidity and capital resources, for the quarter and nine months ended September 30, 2007, compared with the quarter and nine months ended September 30, 2006 or the year ended December 31, 2006, as applicable. This MD&A is dated October 31, 2007 and should be read carefully together with our Q3/07 unaudited consolidated financial statements and related notes for the corresponding period and our 2006 audited annual financial statements, including notes and related MD&A. Each of these documents is filed with Canadian securities regulators and can be accessed through www.sedar.com, or our website at www.tsx.com. All amounts are in Canadian dollars unless otherwise indicated and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise specified.

Additional information about TSX Group, including our most recent Annual Information Form is available through www.sedar.com and on our website www.tsx.com. We are not incorporating information contained on the website in this MD&A.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace "*listing fees received*", "*initial listing fees received*" and "*additional listing fees received*", which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this MD&A, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

Quarter Ended September 30, 2007 Compared with Quarter Ended September 30, 2006

Net income was $42.7 million, or 63 cents per common share (62 cents on a diluted basis) for Q3/07, compared with net income of $33.2 million, or 49 cents per common share (48 cents on a diluted basis) for the same period in 2006, representing an increase of 29%, largely due to higher revenue in each of our primary revenue streams, partially offset by higher overall expenses.

REVENUE

Revenue was $106.1 million for Q3/07, up $24.9 million, or 31% as compared with $81.2 million for Q3/06 primarily reflecting increased issuer services, trading and related and market data revenue, including $9.4 million from Shorcan Brokers Limited ("Shorcan"), Oxen Inc. ("Oxen"), PC-Bond® (acquired in Q4/06) and The Equicom Group Inc. ("Equicom"), acquired in Q2/07.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in Q3/07 and Q3/06.

(in millions of dollars)

	Reported				Billed*			
	Q3/07	Q3/06	$ increase	% increase	Q3/07	Q3/06	$ increase	% increase
Initial listing fees	$ 3.5	$ 3.0	$ 0.5	17%	$ 7.2	$ 6.8	$ 0.4	6%
Additional listing fees	$ 11.4	$ 9.3	$ 2.1	23%	$ 23.2	$ 18.7	$ 4.5	24%
*Sustaining listing fees***	$ 16.8	$ 15.3	$ 1.5	10%	$ 16.8	$ 15.3	$ 1.5	10%
Other issuer services	$ 3.1	-	$ 3.1	-	$ 3.1	-	$ 3.1	-
Total issuer services fees	$ 34.8	$ 27.6	$ 7.2	26%	$ 50.3	$ 40.8	$ 9.5	23%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight-line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees

(in millions of dollars)

	Q3/07	Q3/06
Initial listing fees billed*	$ 7.2	$ 6.8
Initial listing fees billed* and deferred to future periods	$ (7.1)	$ (6.7)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.4	$ 2.9
Initial listing fees revenue reported	$ 3.5	$ 3.0

Additional Listing Fees

(in millions of dollars)

	Q3/07	Q3/06
Additional listing fees billed*	$ 23.2	$ 18.7
Additional listing fees billed* and deferred to future periods	$ (22.8)	$ (18.3)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 11.0	$ 8.9
Additional listing fees revenue reported	$ 11.4	$ 9.3

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from October 1, 1997 to September 30, 2007 compared with the period from October 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in Q3/07, as compared with Q3/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.
- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.
- *Other issuer services* includes revenue from Equicom™, acquired in June 2007. Equicom provides investor relations and related corporate communications services to public companies in Canada.

Changes to Listing Fees for 2008[1]

There will be changes to the fee structure for issuers listed on Toronto Stock Exchange and TSX Venture Exchange effective January 1, 2008. This decision followed a review of listing fees on other major global exchanges. Based on recent market activity, it is anticipated that total issuer services revenue reported would have increased by about one to three percent and total issuer services fees billed* would have increased by about six to eight percent on an annual basis as a result of these changes. For Toronto Stock Exchange listed issuers, the changes include adjustments to the variable rates for initial and additional listing fees and increases to the maximum fee for security-based compensation arrangements. For TSX Venture Exchange issuers, the changes include increases to the minimum and maximum sustaining and additional listing fees and to the initial Capital Pool Company® listing fee. Details of changes to the Toronto Stock Exchange fee structure will be available on tsx.com. TSX Venture Exchange listing fees changes are subject to regulatory approval and details of the approved changes will be available on tsx.com following completion of the approval process.

Trading and Related Revenue

(In millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
Capital Markets:				
• *Toronto Stock Exchange*	$ 25.3	$ 19.3	$ 6.0	31%
• *TSX Venture Exchange*	$ 6.8	$ 4.3	$ 2.5	58%
• *Shorcan*	$ 3.5	-	$ 3.5	-
Capital Markets revenue	$ 35.6	$ 23.6	$ 12.0	51%
Energy Markets revenue	$ 5.9	$ 4.6	$ 1.3	28%
Total trading and related revenue	$ 41.5	$ 28.2	$ 13.3	47%

Capital Markets

- The volume of securities traded in Q3/07 on Toronto Stock Exchange increased by 33% over Q3/06 (22.8 billion securities in Q3/07 versus 17.1 billion securities in Q3/06) and the volume of securities traded in Q3/07 on TSX Venture Exchange increased by 68% over Q3/06 (11.1 billion securities in Q3/07 versus 6.6 billion securities in Q3/06). The total volume of securities traded in Q3/07 on both exchanges increased by 43% over Q3/06 (33.9 billion securities in Q3/07 versus 23.7 billion securities in Q3/06).
- The increase was partly attributable to the inclusion of revenue from Shorcan, acquired in December 2006.

[1] The "*Changes to Listing Fees for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

* See discussion under the heading Non-GAAP Financial Measures.

Energy Markets

- The volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange ("NGX"), excluding Oxen, in Q3/07 increased by 22% over Q3/06 (2.8 million terajoules in Q3/07 versus 2.3 million terajoules in Q3/06).
- The increase was also attributable to the inclusion of $0.4 million in revenue from Oxen, which was acquired in October 2006.

Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007[2]

In preparation for the TSX Quantum Revolution™, scheduled for initial launch in the fourth quarter of 2007 and continuing throughout 2008, TSX Group announced the specific changes to the trading fee structures on both Toronto Stock Exchange and TSX Venture Exchange on August 13, 2007, taking effect on November 1, 2007.

The fee changes are targeted at taking advantage of this new technology by attracting more volume to the Toronto Stock Exchange central limit order book and incenting liquidity from global participants. In addition, the pricing model for TSX Venture Exchange will be aligned more closely with that of Toronto Stock Exchange. These changes are the next phase in the program we launched last year in moving to a volume-based trading fee model and are consistent with our commitment to reduce the overall cost of trading of Canadian equities.

Given that many of the changes will be structured to improve liquidity, it is expected that the impact of the proposed changes will be to improve TSX Group's competitive position in North America. Based on historical trading activity, patterns, and product mix, changes to the trading fee structure could reduce trading and related revenue by approximately $7 to $10 million on an annual basis if offsetting benefits, including increased volumes, are not realized. However, actual trading revenue will depend on future trading activity, patterns and product mix.

Market Data Revenue

(in millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
	$ 27.5	$ 23.0	$ 4.5	20%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at the end of Q3/07 versus over 134,000 at the end of Q3/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to revenue from recent initiatives including PC-Bond, acquired in October 2006 and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.
- The increase was also attributable to fee changes that were effective January 1, 2007.
- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.
- Revenue recoveries related to under-reported usage of real-time quotes were $3.8 million higher in Q3/06 compared with Q3/07.

Changes to Market Data Pricing for 2008[3]

There will be changes to TSX Datalinx prices effective January 1, 2008. This decision followed a review of market data fees on other major global exchanges, over 100% growth in our quote message rates, and the significant appreciation of the Canadian dollar against the US dollar over the past year. Based on recent market activity, it is anticipated that total market data revenue would have increased by about four to six percent on an annual basis. It is anticipated that market data sales in Canadian dollars would have increased by about one to two percent and that market data sales in U.S. dollars would have increased by about eleven to twelve percent.

[2] The "*Trading Fee Revisions - Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

[3] The "*Changes to Market Data Pricing for 2008*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

Business Services and Other Revenue

(in millions of dollars)

	Q3/07	Q3/06	$ (decrease)	% (decrease)
	$ 2.2	$ 2.4	$ (0.2)	(8%)

- *Business services* revenue increased due to providing additional services to existing and new customers, which was more than offset by a decrease in *other* revenue.
- Market Regulation Services Inc. paid us $1.8 million in Q3/07 for technology related services, a decrease of $0.2 million from $2.0 million in Q3/06.

EXPENSES

Expenses were $44.4 million in Q3/07, an increase of $6.7 million, or 18%, as compared with $37.7 million in Q3/06, including $7.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07), partially offset by the impact of capitalizing $1.4 million of *Compensation and benefits* costs and $0.2 million in *General and administration* costs related to the internal development of the TSX Quantum™ trading engine.

Compensation and Benefits

(in millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
	$ 23.5	$ 18.9	$ 4.6	24%

- *Compensation and benefits* costs increased by $4.5 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of *General and administration* costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.
- There were higher expenses associated with annual salary increases and pension costs.
- The increase in Q3/07 compared with Q3/06 was partially offset by the impact of capitalizing $1.4 million of internal development costs related to the TSX Quantum™ trading engine.

Information and Trading Systems

(in millions of dollars)

	Q3/07	Q3/06	$ increase	% increase
	$ 6.8	$ 6.3	$ 0.5	8%

- *Information and trading systems* costs increased by $0.7 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information to our listed issuers.
- The increases were offset by lower initiative spending in Q3/07. *Information and trading systems* costs in Q3/06 included expenses associated with the TSXPress™ initiative, which was completed in 1H/07.

General and Administration

(in millions of dollars)

		Q3/07		Q3/06		$ increase	% increase
	$	10.0	$	9.2	$	0.8	9%

- *General and administration* costs increased by $1.8 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was somewhat offset by lower directors' fees and sales commissions as well as lower costs resulting from insourcing the investigative research function. In addition, $0.2 million of internal development costs related to the TSX Quantum trading engine were capitalized.
- We paid Market Regulation Services Inc. $0.5 million for regulation services in Q3/07, as compared with $0.9 million in Q3/06. The decrease was largely a result of insourcing the investigative research function.

Amortization

(in millions of dollars)

		Q3/07		Q3/06		$ increase	% increase
	$	4.1	$	3.2	$	0.9	28%

- *Amortization* costs increased reflecting higher amortization of $0.8 million associated with the acquisitions made in Q4/06 and Q2/07.

Income from Investment in Affiliate

(in millions of dollars)

		Q3/07		Q3/06	$ increase
	$	0.1	$	0.1	-

- *Income from investment in affiliate* represents our share of CanDeal.ca Inc.'s ("CanDeal") income for Q3/07 based on our 47% interest in CanDeal.

Investment Income

(in millions of dollars)

		Q3/07		Q3/06		$ (decrease)	% (decrease)
	$	4.7	$	5.1	$	(0.4)	(8%)

- *Investment income* decreased due to lower returns on short-term bond and mortgage investments during Q3/07 versus Q3/06, somewhat offset by higher returns on money market investments.
- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under a normal course issuer bid ("NCIB") at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

	Q3/07	Q3/06	Effective tax rate (%) Q3/07	Q3/06
	$ 23.9	$ 15.5	36%	32%

- The effective tax rate increased from approximately 32% for Q3/06 to approximately 36% for Q3/07, which is our effective statutory rate.
- The effective tax rate for Q3/06 was lower partially due to tax adjustments related to short-term bond and mortgage fund investments.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Net income was $118.3 million, or $1.73 per common share ($1.72 on a diluted basis) for the first nine months of 2007, compared with net income of $96.4 million, or $1.41 cents per common share ($1.40 cents on a diluted basis) for the same period in 2006, representing an increase of 23%, largely due to higher revenue partially offset by higher overall expenses.

REVENUE

Revenue was $313.5 million for the first nine months of 2007, up $51.7 million, or 20% compared with $261.8 million for the first nine months of 2006, reflecting increased market data, issuer services and trading and related revenue including $22.2 million of revenue from Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in the first nine months of 2007 and the first nine months of 2006.

(in millions of dollars)

	Reported Nine months ended				*Billed** Nine Months ended			
	Sept. 30/07	Sept. 30/06	$ increase	% increase	Sept. 30/07	Sept. 30/06	$ increase	% increase
Initial listing fees	$ 10.1	$ 8.4	$ 1.7	20%	$ 22.3	$ 21.7	$ 0.6	3%
Additional listing fees	$ 32.2	$ 26.3	$ 5.9	22%	$ 81.7	$ 64.1	$ 17.6	27%
*Sustaining listing fees***	$ 50.7	$ 45.5	$ 5.2	11%	$ 50.7	$ 45.5	$ 5.2	11%
Other issuer services	$ 4.2	-	$ 4.2	-	$ 4.2	-	$ 4.2	-
Total issuer services fees	$ 97.2	$ 80.2	$ 17.0	21%	$ 158.9	$ 131.3	$ 27.6	21%

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as "deferred revenue – initial and additional listing fees" and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees

(in millions of dollars)

	Nine months ended			
		Sept. 30/07		Sept. 30/06
Initial listing fees billed*	$	22.3	$	21.7
Initial listing fees billed* and deferred to future periods	$	(22.0)	$	(21.4)
Recognition of initial listing fees billed* and previously included in deferred revenue	$	9.8	$	8.1
Initial listing fees revenue reported	$	10.1	$	8.4

Additional Listing Fees

(in millions of dollars)

	Nine months ended			
		Sept. 30/07		Sept. 30/06
Additional listing fees billed*	$	81.7	$	64.1
Additional listing fees billed* and deferred to future periods	$	(80.4)	$	(63.1)
Recognition of additional listing fees billed* and previously included in deferred revenue	$	30.9	$	25.3
Additional listing fees revenue reported	$	32.2	$	26.3

- *Initial and additional listing fees reported* increased due to capital market activity and listing fees increases during the period from April 1, 1997 to September 30, 2007 compared with the period from April 1, 1996 to September 30, 2006. *Initial and additional listing fees billed** in the first nine months of 2007, as compared with the first nine months of 2006, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.
- The increase in *Sustaining listing fees* reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.
- *Other issuer services* includes revenue from the acquisition of Equicom, effective June 1, 2007.

* See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	Nine months ended Sept. 30/07	Sept. 30/06	$ increase	% increase
Capital Markets:				
• *Toronto Stock Exchange*	$ 77.4	$ 74.9	$ 2.5	3%
• *TSX Venture Exchange*	$ 23.4	$ 22.0	$ 1.4	6%
• *Shorcan*	$ 10.2	-	$ 10.2	-
Capital Markets revenue	$ 111.0	$ 96.9	$ 14.1	15%
Energy Markets revenue	$ 15.5	$ 13.9	$ 1.6	12%
Total trading and related revenue	$ 126.5	$ 110.8	$ 15.7	14%

Capital Markets

- The increase was primarily attributable to the inclusion of revenue of $10.2 million from Shorcan.
- The volume of securities traded in the first nine months of 2007 on Toronto Stock Exchange increased by 19% over the first nine months of 2006 (71.4 billion securities in the first nine months of 2007 versus 60.2 billion securities in the first nine months of 2006) and the volume of securities traded in first nine months of 2007 on TSX Venture Exchange increased by 35% over the first nine months of 2006 (38.0 billion securities in the first nine months of 2007 versus 28.2 billion securities in the first nine months of 2006). The total volume of securities traded in the first nine months of 2007 on both exchanges increased by 24% over the first nine months of 2006 (109.4 billion securities in the first nine months of 2007 versus 88.4 billion securities in the first nine months of 2006). The impact from the growth in the volume of securities traded was partially offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006.

Energy Markets

- The increase was due to the inclusion of revenue of $1.2 million from Oxen.
- The volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Oxen, in the first nine months of 2007 increased by 8% over the first nine months of 2006 (8.1 million terajoules in the first nine months of 2007 versus 7.5 million terajoules in the first nine months of 2006). In the first nine months of 2007, NGX deferred more revenue related to longer-term contracts than in the first nine months of 2006, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

	Nine months ended Sept. 30/07	Sept. 30/06	$ increase	% increase
	$ 81.9	$ 63.0	$ 18.9	30%

- *Market data* revenue increased due to a 15% increase in the number of professional and equivalent real-time data subscriptions (over 155,000 at September 30, 2007 versus over 134,000 at September 30, 2006). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.
- The increase was also due to the inclusion of revenue from PC-Bond, acquired in October 2006, and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.
- The increase was also attributable to fee changes that were effective January 1, 2007.
- The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q3/06.
- Revenue recoveries related to under-reported usage of real-time quotes were $3.1 million higher in the first nine months of 2006 compared with the first nine months of 2007.

Business Services and Other Revenue

(In millions of dollars)

	Nine months ended Sept. 30/07	Sept. 30/06	$ increase	% increase
	$ 7.9	$ 7.7	$ 0.2	3%

- *Business services* revenue increased due to providing additional services to existing and new customers.
- Market Regulation Services Inc. paid us $5.4 million in the first nine months of 2007 for technology related services, unchanged from the first nine months of 2006.

EXPENSES

Expenses were $134.4 million in the first nine months of 2007, an increase of $25.4 million, or 23%, compared with $109.0 million in the first nine months of 2006, including $18.8 million relating to Shorcan, Oxen, PC-Bond (acquired in Q4/06) and Equicom (acquired in Q2/07).

Compensation and Benefits

(In millions of dollars)

	Nine months ended Sept. 30/07	Sept. 30/06	$ increase	% increase
	$ 71.6	$ 57.7	$ 13.9	24%

- *Compensation and benefits* costs increased by $10.0 million due to the previously mentioned acquisitions in Q4/06 and Q2/07. These acquisitions resulted in an increase of 108 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of *General and administration* costs. These increases were partially offset by a net reduction of 13 employees in our core businesses. There were 610 employees at September 30, 2007 versus 502 at September 30, 2006.
- There were higher expenses associated with annual salary increases, higher overall performance incentive accruals and pension costs. In addition to the costs associated with the acquisitions (outlined in the previous paragraph) in Q4/06 and Q2/07, there was also an increase of $2.2 million in organizational transition costs in our core businesses compared with the same period last year.
- The increase in the first nine months of 2007 compared with the first nine months of 2006 was partially offset by the impact of capitalizing $3.2 million of internal development costs related to the TSX Quantum trading engine.

Information and Trading Systems

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase	% increase
	$ 19.9	$ 16.3	$ 3.6	22%

- *Information and trading systems* costs increased by $1.9 million due to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase	% increase
	$ 31.3	$ 25.7	$ 5.6	22%

- *General and administration* costs increased by $4.6 million due to expenses relating to the previously mentioned acquisitions made in Q4/06 and Q2/07.
- The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07.
- The increase was partially offset by lower costs resulting from the insourcing of the investigative research function.
- We paid Market Regulation Services Inc. $2.7 million for regulation services in the first nine months of 2007, as compared with $2.8 million in the first nine months of 2006.

Amortization

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase	% increase
	$ 11.6	$ 9.3	$ 2.3	25%

- *Amortization* costs increased reflecting higher amortization of $2.3 million associated with the acquisitions made in Q4/06 and Q2/07.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

	Nine months ended		
	Sept. 30/07	Sept. 30/06	$ increase
	$ 0.2	$ (0.1)	$ 0.3

- *Income (loss) from investment in affiliate* represents our share of CanDeal's income for the first nine months of 2007 based on our 47% interest in CanDeal. The improvement is due to CanDeal's continued progress in adding buy-side institutional investors, the introduction of transaction fees, and cost containment measures.

Investment Income

(in millions of dollars)

	Nine months ended			
	Sept. 30/07	Sept. 30/06	$ increase	% increase
	$ 9.9	$ 9.5	$ 0.4	4%

- *Investment income* increased due to improved returns from money market investments, partially offset by lower returns on short term bond and mortgage fund investments.
- During Q3/07, funds that would have otherwise been available for investment were used to repurchase 1,710,262 common shares under an NCIB at a cost of $73.8 million.

Income Taxes

(in millions of dollars)

	Nine months ended		Effective tax rate (%) Nine months ended	
	Sept. 30/07	Sept. 30/06	Sept. 30/07	Sept. 30/06
	$ 70.9	$ 65.8	37%	41%

- The higher effective tax rate in the first nine months of 2006 related primarily to an increase of $9.6 million in income taxes, largely due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond.
- The effective tax rate for the first nine months of 2007 was lower than the rate in the first nine months of 2006, but higher than our effective statutory rate of approximately 36% primarily due to an adjustment of $1.8 million in the value of the future tax asset. The future tax asset was reduced, and income taxes increased as a result of additional changes in federal corporate tax rates, enacted in June 2007, for 2011 and beyond.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Marketable Securities

(In millions of dollars)

	September 30, 2007	December 31, 2006	($ decrease)
	$ 313.1	$ 322.1	$ (9.0)

- The decrease was primarily due to the payment of three dividends of $0.38 per common share, or $78.1 million in aggregate and by payments totalling $73.8 million relating to the repurchase of 1,710,262 common shares under an NCIB which expires August 6, 2008. These decreases were offset by $168.5 million in cash from operations in the first nine months of 2007.

Total Assets

(In millions of dollars)

	September 30, 2007	December 31, 2006	($ decrease)
	$ 1,279.9	$ 1,572.8	$ (292.9)

- *Total assets* decreased due to lower energy contracts receivable of $479.6 million at September 30, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of September 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $479.6 million at September 30, 2007 compared with $889.4 million at the end of 2006.
- The overall decrease was partially offset by an increase in current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $81.1 million related to the fair value of open energy contracts as at September 30, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $81.1 million at September 30, 2007.
- On August 14, 2007, we announced the completion of the shareholders agreement for CDEX Inc. ("CDEX"), which will operate DEX, our new Canadian derivatives exchange***. CDEX will be owned 52% by TSX Group and 48% by a wholly-owned subsidiary of International Securities Exchange ("ISE"). DEX is scheduled to begin operations in March 2009.
We currently anticipate the joint cost of setting up this new exchange to be approximately $26.0 million. In Q3/07, TSX Group and ISE funded this amount to CDEX according to their share ownership in this venture. At September 30, 2007, CDEX's only significant asset, liability, revenue or expense was cash from financing activities in the amount of $26 million and a $1.1 million asset and corresponding accrued liability representing amounts owing under a technology agreement entered into in Q3/07 with OMX AB ("OMX") for the delivery and support of a new trading system for DEX. Our consolidated financial statements include our proportionate share of CDEX.

*** Subject to regulatory filings/approval.

Shareholders' Equity

(in millions of dollars)

	September 30, 2007	December 31, 2006	($ decrease)
	$ 200.0	$ 227.0	$ (27.0)

- *Shareholders' equity* decreased primarily due to dividend payments of $78.1 million and the purchase for cancellation during Q3/07 of 1,710,262 common shares at a cost of $73.8 million under our NCIB. The decrease was offset by net income of $118.3 million in the first nine months of 2007, including net income from NGX of $2.8 million in the first nine months of 2007, as compared with net income from NGX of $3.3 million in the first nine months of 2006.
- Under the NCIB, we intend to purchase for cancellation up to 6,841,051 of our common shares. These purchases will be carried out through the facilities of Toronto Stock Exchange and will be made in accordance with its requirements and will terminate on August 6, 2008 or such earlier date as we complete our purchases.
- At September 30, 2007 there were 66,963,174 common shares issued and outstanding. In the first nine months of 2007, 252,172 common shares were issued on the exercise of share options. At September 30, 2007, 4,426,746 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At September 30, 2007, there were 987,345 options outstanding.
- At October 30, 2007, there were 66,963,970 common shares issued and outstanding and 981,555 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in Q3/07 compared with Q3/06 largely due to:

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
Net income	$ 42.7	$ 33.2	$ 9.5
Amortization	$ 4.1	$ 3.2	$ 0.9
Unrealized (gain) on marketable securities	$ (0.8)	-	$ (0.8)
(Increase) in future tax asset, primarily related to deferring a portion of initial and additional listing fees	$ (3.2)	$ (4.1)	$ 0.9
Decrease in accounts receivable and prepaid expenses	$ 7.5	$ 1.0	$ 6.5
Net increase in accounts payable and accrued liabilities	$ 6.4	$ 6.5	$ (0.1)
(Decrease) in deferred revenue	$ (2.5)	$ (2.4)	$ (0.1)
Increase (decrease) in income taxes payable	$ 1.5	$ (0.1)	$ 1.6
Net increase in other items	$ (0.6)	$ 0.7	$ (1.3)
Cash Flows from Operating Activities	$ 55.1	$ 38.0	$ 17.1

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase / (decrease) in cash
Cash Flows from Operating Activities	$ 168.5	$ 151.4	$ 17.1

Cash Flows from Operating Activities were $ 17.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase / (decrease) in cash
Net income	$ 118.3	$ 96.4	$ 21.9
Amortization	$ 11.6	$ 9.3	$ 2.3
Unrealized loss on marketable securities	$ 3.0	-	$ 3.0
(Increase) in future tax asset primarily related to deferring a portion of initial and additional listing fees	$ (13.3)	$ (10.4)	$ (2.9)
(Increase) in accounts receivable and prepaid expenses	$ (13.2)	$ (3.0)	$ (10.2)
Net increase (decrease) in accounts payable and accrued liabilities	$ (5.4)	$ (0.9)	$ (4.5)
Increase in deferred revenue primarily related to listing fees	$ 79.6	$ 68.4	$ 11.2
(Decrease) in income taxes payable	$ (13.4)	$ (10.8)	$ (2.6)
Net increase in other items	$ 1.3	$ 2.4	$ (1.1)
Cash Flows from Operating Activities	$ 168.5	$ 151.4	$ 17.1

Cash Flows from (Used in) Financing Activities

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
Cash Flows from (Used in) Financing Activities	$ (98.9)	$ (21.3)	$ (77.6)

Cash Flows Used in Financing Activities were $ 77.6 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
(Decrease in) obligation under capital lease	$ (0.1)	$ (0.2)	$ 0.1
Proceeds from exercised options	$ 1.0	$ 1.5	$ (0.5)
Dividends paid on common shares	$ (26.0)	$ (22.6)	$ (3.4)
Repurchase of common shares under NCIB	$ (73.8)	-	$ (73.8)
Cash Flows from (Used in) Financing Activities	$ (98.9)	$ (21.3)	$ (77.6)

Cash Flows from (Used in) Financing Activities

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase / (decrease) in cash
Cash Flows from (Used in) Financing Activities	$ (148.2)	$ (63.1)	$ (85.1)

Cash Flows Used in Financing Activities were $ 85.1 million higher in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

	Nine months ended Sept. 30/07	Nine months ended Sept. 30/06	$ increase / (decrease) in cash
(Decrease in) obligation under capital lease	$ (0.6)	$ (0.6)	-
Proceeds from exercised options	$ 4.3	$ 5.1	$ (0.8)
Dividends paid on common shares	$ (78.1)	$ (67.6)	$ (10.5)
Repurchase of common shares under NCIB	$ (73.8)	-	$ (73.8)
Cash Flows from (Used in) Financing Activities	$ (148.2)	$ (63.1)	$ (85.1)

Cash Flows from (Used in) Investing Activities

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

Cash Flows from Investing Activities were $ 17.3 million higher in Q3/07 compared with Q3/06 due to:

(in millions of dollars)

	Q3/07	Q3/06	$ increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	$ (2.4)	$ (2.5)	$ 0.1
Payments related to option to purchase NetThruPut Inc. shares	$ (10.3)	-	$ (10.3)
Additions to intangible assets including TSX Quantum internal development costs	$ (2.1)	-	$ (2.1)
Net sale of marketable securities	$ 68.0	$ 38.4	$ 29.6
Cash Flows from (Used in) Investing Activities	$ 53.2	$ 35.9	$ 17.3

(in millions of dollars)

		Nine months ended			$ increase / (decrease) in cash
		Sept. 30/07		Sept. 30/06	
Cash Flows from (Used in) Investing Activities	$	(11.3)	$	(38.7)	$ 27.4

Cash Flows Used in Investing Activities were $ 27.4 million lower in the first nine months of 2007 compared with the first nine months of 2006 due to:

(in millions of dollars)

		Nine months ended				$ increase / (decrease) in cash
		Sept. 30/07		Sept. 30/06		
Capital expenditures primarily related to technology investments and leasehold improvements	$	(4.6)	$	(3.6)	$	(1.0)
Acquisition, net of cash acquired	$	(8.2)		-	$	(8.2)
Payments related to option to purchase NetThruPut Inc. shares	$	(10.3)		-	$	(10.3)
Additions to intangible assets including TSX Quantum internal development costs	$	(4.0)		-	$	(4.0)
Net sale (purchase of) marketable securities	$	15.8	$	(35.1)	$	50.9
Cash Flows from (Used in) Investing Activities	$	(11.3)	$	(38.7)	$	27.4

CONTRACTUAL OBLIGATIONS[4]

In June 2007, we upgraded our trading system with the next generation of servers. We estimate the new trading technology hardware and software licenses will have a cost in excess of $20.0 million. The expenditures will occur over three years, replace existing operating leases and will be in line with current trading engine spending.

NGX COLLATERAL ARRANGEMENTS AND CLEARING BACKSTOP FUND[5]

As part of its clearing operations, NGX becomes the counterparty to each transaction conducted through its electronic trading platform. To backstop its clearing operations, NGX currently has a credit agreement in place with a Canadian chartered bank. We are NGX's guarantor for this credit agreement up to a maximum of $30 million. We have pledged $30 million of marketable securities related to our obligations as guarantor. In addition, NGX has covenanted under the agreement to maintain a minimum of $9 million of tangible net worth. If NGX suffers a loss on its clearing operations, it could lose its entire tangible net worth. The bank could also realize up to a maximum of $30 million on our guarantee, to the extent required to cover the loss.

On October 31, 2007, our Board of Directors approved an increase in the NGX clearing backstop fund to US $100 million to accommodate the anticipated growth in transaction activity. The previously secured guarantee of $30 million will be replaced by an unsecured guarantee of US $100 million.

NGX requires each counterparty (the Contracting Party) to provide collateral in the form of cash or letters of credit based on the margins required for its unsettled contractual obligations, which may be accessed in the event of a default by such Contracting Party.

The collateral provided in the form of cash (the cash collateral deposits) is segregated in individually designated bank accounts held at the same Canadian chartered bank by NGX, which acts as trustee for these funds. The cash collateral deposits, together with letters of credit provided by all the Contracting Parties, exceed all of the outstanding credit exposure, as determined by NGX, for all its unsettled contractual obligations at any point in time.

[4] The "*Contractual Obligations*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

[5] The "*NGX Collateral Arrangements and Clearing Backstop Fund*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

CHANGE IN ACCOUNTING POLICY

Financial Instruments and Comprehensive Income

The Canadian Institute of Chartered Accountants (CICA) issued new accounting rules in 2006 regarding the recognition, measurement, presentation and disclosure of financial instruments and accounting for hedges, and established standards for reporting comprehensive income. We adopted these rules effective January 1, 2007. These rules require us to account for all of our financial assets and financial liabilities at fair value. The adoption of these new rules resulted in transitional adjustments which reduced the opening deficit on January 1, 2007 by $0.6 million, increased marketable securities by $0.7 million, and reduced the future tax asset by $0.1 million. We had no other comprehensive income or loss transactions during Q3/07 or the first nine months of 2007 and no opening or closing balances for accumulated other comprehensive income or loss. Financial assets and financial liabilities include the following:

Marketable Securities

Marketable securities are held to earn investment income. We designated our marketable securities as being held-for-trading in accordance with the new accounting rules issued by the CICA. If we had not made this designation our marketable securities would have been considered available for sale, which would have resulted in the same valuation of the marketable securities, but would have resulted in recording accumulated other comprehensive income of $0.6 million as of January 1, 2007. As financial assets, these investments were recorded at fair value and unrealized gains of $0.8 million and unrealized losses of $3.0 million were recorded in investment income in Q3/07 and the first nine months of 2007, respectively.

Total Return Swaps

We have entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing our shares as a partial fair value hedge to the share appreciation rights of deferred share units (DSUs) and restricted share units (RSUs) that are awarded to our directors and employees. We mark to market the value of the hedged units as an adjustment to income, and simultaneously mark to market the liability to unit holders as an adjustment to income. The fair values of the total return swaps were $1.1 million at September 30, 2007 and $2.6 million at September 30, 2006. During Q3/07 and the first nine months of 2007, unrealized gains of $2.2 million and $ Nil, respectively, were reflected as a decrease in compensation and benefits costs and general and administration costs. During Q3/06 and the first nine months of 2006, unrealized gains of $2.2 million and $1.4 million, respectively, were reflected as a decrease in compensation and benefits costs and general and administration costs.

NGX - Fair Value of Open Energy Contracts

As part of its clearing operations, NGX becomes the central counterparty to each transaction. We record NGX's energy contract receivables and offsetting payables for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not been made. With the adoption of the new accounting rules issued by the CICA, we now record the financial asset related to the changes in the fair value of the undelivered physically settled trading contracts and the forward financially settled trading contracts as open energy contracts. At September 30, 2007, we recorded a receivable of $81.1 million related to the fair value of open energy contracts and an offsetting payable of $81.1 million. We did not record the fair value of open energy contracts, or offsetting payables, at December 31, 2006 because the change in accounting policy was adopted effective January 1, 2007. The equal and offsetting unrealized gains and losses related to the change in the fair value of the open energy contracts have no impact on net income.

CRITICAL ACCOUNTING ESTIMATES

Long-term incentive plan

We have a long-term incentive plan under which we may grant RSUs. RSUs vest on December 31 of the second calendar year following the year in which the RSUs were granted and the cash award payable is determined by the total shareholder return (appreciation in share price plus dividends paid or TSR) at the end of that period. We accrue our obligations and include them in accounts payable and accrued liabilities and other liabilities. In prior years, these obligations were estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid. The maximum amount to be paid is not known until the RSUs have vested and will be based on TSR at the time of payout. Effective January 1, 2007, we changed our estimate of these obligations. Our accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing share price of our common shares for the period. Having monitored fluctuations in our share price, we concluded that accruing our obligations in this manner provided a better estimate of the payout compared with an estimate based on a target. The impact of this change in methodology for making the estimate was to increase these obligations and compensation and benefits costs by $0.4 million and $1.9 million for Q3/07 and the first nine months of 2007, respectively. We have purchased derivative financial instruments that partially hedge the impact of our share price appreciation.

STRATEGY[6]

In our view, Canada needs a strong integrated marketplace that offers trading in equities, fixed income and energy as well as derivatives to compete globally in the consolidating world of exchanges. We further expanded our presence in the Canadian fixed income market with our 2006 acquisitions of Shorcan and PC-Bond. We also added to our energy business in 2006 when NGX acquired Oxen, which owns Alberta Watt Exchange Limited. In June 2007, we acquired Equicom, a leading provider of investor relations and related corporate communication services in Canada. In September 2007, we entered into an agreement with Enbridge Inc. and Circuit Technology Limited to acquire all of the shares of NetThruPut Inc. ("NTP") after March 15, 2009. NTP is the leading Canadian electronic platform and clearing facility for crude oil.

In 2007, we announced two significant initiatives with other world-class marketplaces:

Derivatives

On March 5, 2007, we announced the creation of DEX, a new derivatives exchange to be launched with ISE. DEX will pair our pre-eminent position as the leading market for Canadian securities with ISE's superior derivatives trading platform, including OMX's trade match engine and ISE's complementary suite of technology. On August 15, 2007 we announced an agreement with TSX Inc. and Standard & Poor's to secure exclusive use of S&P/TSX+ equity indices in connection with options, futures and options on futures, beginning in 2009. In Q3/07, CDEX entered into an agreement with OMX to deliver and support a new trading system for DEX.

Energy trading and clearing

On March 28, 2007, we announced a technology and clearing alliance with the IntercontinentalExchange Inc. ("ICE"). By combining NGX's clearing solution with a trading technology platform provided by ICE for North American physical gas and Canadian electricity products, we will bring together the proven expertise of two established market leaders. We expect to launch this combined offering in December 2007.

FORWARD-LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

This MD&A, in particular the sections under the headings **Issuer Services Revenue** Changes to Listing Fees for 2008, **Trading and Related Revenue** Trading Fee Revisions – Toronto Stock Exchange and TSX Venture Exchange announced on August 13, 2007, **Market Data Revenue** Changes to Market Data Pricing for 2008, **NGX Collateral Arrangements and Clearing Backstop Fund, Contractual Obligations** and **Strategy**, contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect our current expectations. These statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements are typically identified by words such as "believe", "plan", "outlook", "anticipate", "continue", "estimate", "may", "will", "should", "could", and similar expressions. These forward-looking statements are subject to a number of

[6] The "*Strategy*" section above contains certain forward-looking statements. Please refer to "Forward-Looking Statements, Risks and Uncertainties" for a discussion of risks and uncertainties related to such statements.

+ "S&P", as part of the composite mark of S&P/TSX refers to a trademark of The McGraw-Hill Companies, Inc. and is used under license.

risks and uncertainties that could cause actual results or events to differ materially from current expectations. We do not undertake to update or revise any forward-looking statement that may be made from time to time by us or on our behalf. Some of the risk factors that could cause actual results to differ materially from current expectations are: competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategy; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of our trading operations on a small number of clients; the risks associated with NGX's clearing operations; our cost structure being largely fixed; and dependence on market activity that is outside of our control. A description of the above mentioned items and certain additional risk factors are discussed in our materials, including our 2006 Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada from time to time. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. Our business, financial condition or operating results could be materially adversely affected if any of these risks or uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

QUARTERLY INFORMATION

(in thousands of dollars except per share amounts)

	Sept. 30/07	June 30 /07	Mar. 31 /07	Dec. 31 /06	Sept. 30/06	June 30 /06	Mar. 31 /06	Dec. 31 /05
Revenue	$ 106,127	$ 106,230	$ 101,176	$ 91,025	$ 81,197	$ 92,612	$ 88,013	$ 76,264
Net Income	42,682	39,128	36,448	35,116	33,217	28,464	34,727	27,813
Earnings per share:								
Basic	0.63	0.57	0.53	0.51	0.49	0.42	0.51	0.41
Diluted	0.62	0.57	0.53	0.51	0.48	0.41	0.50	0.40

2006

- Revenue in Q1/06 improved over revenue in Q4/05 primarily due to higher trading, issuer services and market data revenue. Net income for Q1/06 increased over net income for Q4/05, primarily due to the increased revenue partially offset by higher overall expenses.
- Revenue in Q2/06 improved over revenue in Q1/06 primarily due to higher market data, issuer services and trading revenue. However, net income for Q2/06 decreased over net income for Q1/06, primarily due to higher income taxes. In Q2/06, the federal government enacted legislation to reduce corporate tax rates for 2008-2010 and beyond. The future tax asset was reduced, and income taxes increased by $9.6 million, largely as a result of these changes in federal corporate tax rates.
- Revenue in Q3/06 declined over revenue in Q2/06 largely due to lower trading revenue, reflecting lower trading volumes and following the introduction of a volume-based fee structure for most issuers listed on Toronto Stock Exchange and TSX Venture Exchange, effective July 1, 2006. Net income for Q3/06 increased over Q2/06 primarily due to higher investment income as well as lower income taxes. The increase was partially offset by the decreased revenue and higher overall expenses.
- Revenue in Q4/06 improved over revenue in Q3/06 primarily due to higher trading, market data and issuer services revenue. Net income for Q4/06 increased over Q3/06 primarily due to the increased revenue partially offset by higher overall expenses.

2007

- Revenue in Q1/07 improved over revenue in Q4/06 primarily due to higher market data and issuer services revenue. Net income for Q1/07 increased over Q4/06 primarily due to the increased revenue partially offset by higher overall expenses.
- Revenue in Q2/07 improved over revenue in Q1/07 primarily due to higher issuer services, trading and market data revenue. Net income for Q2/07 increased over Q1/07 primarily due to the increased revenue and lower overall expenses, somewhat offset by lower investment income.
- Revenue in Q3/07 declined slightly over revenue in Q2/07. Increased revenue from issuer services was more than offset by decreases in other sources of revenue. Net income for Q3/07 increased over Q2/07 primarily due to higher investment income and lower income taxes.

INTERIM CONSOLIDATED BALANCE SHEETS

(In thousands of dollars) (Unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 45,981	$ 37,018
Marketable securities (note 8)	267,107	285,055
Accounts receivable	46,991	34,298
Energy contracts receivable (note 8)	479,573	889,395
Fair value of open energy contracts (note 8)	81,113	-
Prepaid expenses	6,006	2,914
Future tax asset	22,906	25,095
	949,677	1,273,775
Premises and equipment	22,331	25,344
Future tax asset	141,808	127,362
Other assets (note 3)	22,940	12,482
Investment in affiliate	11,549	11,357
Intangible assets	65,713	62,652
Goodwill	65,871	59,866
	$ 1,279,889	$ 1,572,838
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 37,683	$ 39,194
Energy contracts payable (note 8)	479,573	889,395
Fair value of open energy contracts (note 8)	81,113	-
Deferred revenue	24,944	6,468
Deferred revenue – initial and additional listing fees	59,078	50,410
Obligation under capital lease	318	778
Income taxes payable	7,900	20,465
	690,609	1,006,710
Accrued employee benefits liability	11,815	10,425
Obligation under capital lease	29	145
Other liabilities	28,711	32,880
Deferred revenue – initial and additional listing fees	348,709	295,723
	1,079,873	1,345,883
Shareholders' equity:		
Share capital (note 10)	383,245	387,501
Share option plan (note 4)	4,531	3,942
Deficit (note 10)	(187,760)	(164,488)
	200,016	226,955
	$ 1,279,889	$ 1,572,838

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars, except per share amounts)(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Revenue:				
Issuer services	$ 34,842	$ 27,573	$ 97,238	$ 80,222
Trading and related	41,514	28,204	126,509	110,849
Market data	27,538	23,043	81,916	63,015
Business services and other	2,233	2,377	7,870	7,736
	106,127	81,197	313,533	261,822
Expenses:				
Compensation and benefits	23,466	18,945	71,582	57,676
Information and trading systems	6,813	6,318	19,939	16,289
General and administration	10,015	9,214	31,311	25,734
Amortization	4,078	3,181	11,590	9,311
	44,372	37,658	134,422	109,010
Income from operations	61,755	43,539	179,111	152,812
Income (loss) from investment in affiliate	130	86	192	(119)
Investment income	4,726	5,084	9,895	9,499
Income before income taxes	66,611	48,709	189,198	162,192
Income taxes	23,929	15,492	70,940	65,784
Net income	$ 42,682	$ 33,217	$ 118,258	$ 96,408
Earnings per share (note 6):				
Basic	$ 0.63	$ 0.49	$ 1.73	$ 1.41
Diluted	0.62	0.48	1.72	1.40

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)(Unaudited)

	Nine months ended September 30, 2007	2006
Common shares:		
Balance, beginning of period	$ 387,501	$ 380,925
Proceeds on options exercised	4,360	5,162
Cost of exercised options	1,150	1,249
Purchased under normal course issuer bid (note 10)	(9,766)	–
Balance, end of period	383,245	387,336
Share option plan:		
Balance, beginning of period	3,942	2,669
Cost of exercised options	(1,150)	(1,249)
Cost of share option plan	1,739	1,886
Balance, end of period	4,531	3,306
Deficit:		
Balance, beginning of period	(164,488)	(205,799)
Transitional adjustment (note 1)	621	–
Net income	118,258	96,408
Dividends on common shares	(78,113)	(67,638)
Purchased under normal course issuer bid (note 10)	(64,038)	–
Balance, end of period	(187,760)	(177,029)
Shareholders' equity, end of period	$ 200,016	$ 213,613

See accompanying notes to consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)(Unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash flows from (used in) operating activities:				
Net income	$ 42,682	$ 33,217	$ 118,258	$ 96,408
Adjustments to determine net cash flows:				
Amortization	4,078	3,181	11,590	9,311
Unrealized (gain) loss on marketable securities	(829)	-	2,957	-
(Income) loss from investment in affiliate	(130)	(86)	(192)	119
Cost of share option plan	578	663	1,739	1,886
Future tax asset	(3,221)	(4,088)	(13,321)	(10,356)
Energy contracts receivable	212,016	62,088	409,822	523,855
Fair value of open energy contracts	46,226	-	(81,113)	-
Accounts receivable and prepaid expenses	7,545	993	(13,171)	(2,958)
Other assets	(1,050)	190	(193)	198
Accounts payable and accrued liabilities	6,478	11,415	(2,614)	13,714
Energy contracts payable	(212,016)	(62,088)	(409,822)	(523,855)
Fair value of open energy contracts	(46,226)	-	81,113	-
Long term accrued and other liabilities	(35)	(4,936)	(2,825)	(14,609)
Deferred revenue	(2,541)	(2,407)	79,600	68,423
Income taxes payable	1,547	(149)	(13,373)	(10,775)
	55,102	37,993	168,455	151,361
Cash flows from (used in) financing activities:				
Reduction in obligation under capital lease	(182)	(207)	(612)	(631)
Proceeds on exercised options	1,016	1,473	4,360	5,162
Dividends on common shares	(25,971)	(22,564)	(78,113)	(67,638)
Purchased under normal course issuer bid	(73,804)	-	(73,804)	-
	(98,941)	(21,298)	(148,169)	(63,107)
Cash flows from (used in) investing activities:				
Additions to premises and equipment	(2,424)	(2,493)	(4,631)	(3,620)
Acquisitions, net of cash acquired	-	-	(8,142)	-
Acquisition of option	(10,265)	-	(10,265)	-
Additions to intangible assets	(2,105)	-	(4,030)	-
Marketable securities	67,968	38,355	15,745	(35,048)
	53,174	35,862	(11,323)	(38,668)
Increase in cash	9,335	52,557	8,963	49,586
Cash, beginning of period	36,646	25,514	37,018	28,485
Cash, end of period	$ 45,981	$ 78,071	$ 45,981	$ 78,071
Supplemental cash flow information:				
Interest paid	$ 264	$ 232	$ 653	$ 497
Interest received	4,119	3,637	12,211	11,160
Income taxes paid	25,992	20,940	97,337	87,858

See accompanying notes to consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

The unaudited interim consolidated financial statements of TSX Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

These financial statements follow the same accounting policies and their methods of application as the Company's consolidated financial statements for the year ended December 31, 2006, except as described below in note 1. The Company's interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2006.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

On August 14, 2007, the Company and International Securities Exchange, Inc. ("ISE") announced the completion of a shareholders agreement for CDEX Inc. ("CDEX"), which will operate DEX™, a new derivatives exchange scheduled to begin operations in March, 2009. CDEX is owned 52 per cent by the Company and 48 per cent by ISE Ventures LLC, a wholly owned subsidiary of ISE. The Company currently anticipates the joint cost of setting up this new exchange to be approximately $26,000 and CDEX is accounted for using proportionate consolidation. At September 30, 2007, CDEX's only significant transactions were cash from financing activities in the amount of $26,000 and a $1,067 asset and accrued liability reflecting the acquisition of a software license.

(b) Changes in accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. The new sections provide guidance regarding the recognition and measurement of financial instruments and accounting for hedges and establish standards for reporting comprehensive income.

The comparative interim consolidated financial statements have not been restated and the adoption of Section 3855 by the Company resulted in a transitional adjustment which decreased the opening deficit by $621 due to the increase in the fair value of marketable securities less the tax impact (note 8). The Company had no other comprehensive income or loss transactions during the nine months ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

2. SEGMENTED INFORMATION:

The Company operates in two reportable segments. In the Capital Markets segment, the Company owns and operates Canada's two national stock exchanges, Toronto Stock Exchange and TSX Venture Exchange, and Shorcan Brokers Limited, a fixed income inter-dealer broker. The Energy Markets segment is engaged in trading and clearing natural gas and electricity contracts through Natural Gas Exchange Inc. ("NGX").

	Three months ended September 30,		
2007	**Capital Markets**	**Energy Markets**	**Total**
Total Revenue	$ 100,662	$ 5,465	$ 106,127
Net Income	41,404	1,278	42,682
Goodwill	44,592	21,279	65,871
Total Assets	664,469	615,420	1,279,889
2006			
Total Revenue	$ 76,412	$ 4,785	$ 81,197
Net Income	31,804	1,413	33,217
Goodwill	5,963	18,978	24,941
Total Assets	619,359	505,967	1,125,326

	Nine months ended September 30,		
2007	**Capital Markets**	**Energy Markets**	**Total**
Total Revenue	$ 297,822	$ 15,711	$ 313,533
Net Income	115,467	2,791	118,258
Goodwill	44,592	21,279	65,871
Total Assets	664,469	615,420	1,279,889
2006			
Total Revenue	$ 247,192	$ 14,630	$ 261,822
Net Income	93,064	3,344	96,408
Goodwill	5,963	18,978	24,941
Total Assets	619,359	505,967	1,125,326

3. OTHER ASSETS:

On September 6, 2007, the Company entered into an agreement with Enbridge Inc. ("Enbridge") and Circuit Technology Limited ("Circuit") granting it the option to acquire NetThruPut Inc. ("NTP") at a time after March 15, 2009. The Company paid $9,500 plus acquisition costs of $765 for the right to acquire all the shares of NTP from its shareholders at a price between $40,000 and $95,000. A portion of the purchase price will be satisfied by the issuance of the Company's shares, subject to Toronto Stock Exchange regulatory approval. This agreement also provides Enbridge and Circuit with the right to sell all the shares of NTP under the same terms to the Company. Exercise of the option by either the Company or NTP's shareholders is subject to certain closing conditions.

Nine months ended September 30, 2007 and 2006 (In thousands of dollars, except per share amounts)(Unaudited)

4. SHARE OPTION PLAN:

The Company established a share option plan in the year of its initial public offering. All employees of the Company and its affiliates are eligible to be granted options under the share option plan. The share option plan, together with all of the Company's other share compensation arrangements, cannot result in the number of shares reserved for issuance under share options held by any one person exceeding 5% of the outstanding common shares issued. 4,426,746 common shares of the Company remain reserved for issuance upon exercise of options granted under this plan, representing approximately 7% of the outstanding common shares of the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2007: dividend yield of 2.5 percent; expected volatility of 25 percent; risk-free interest rate of 4.0 percent and expected life of 7 years.

Options granted will expire in 2011, 2012, 2013 and 2014.

Share options:

	Three months ended September 30, 2007			Three months ended September 30, 2006		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding, beginning of period	1,039,441	$	31.26	1,192,882	$	24.40
Granted	6,464		42.80	–		–
Forfeited	(9,548)		50.29	(3,402)		30.85
Exercised	(49,012)		20.73	(89,184)		16.52
Outstanding, end of period	987,345	$	31.67	1,100,296	$	25.02

During the third quarter, the Company recognized compensation cost of $578 (third quarter 2006 - $663) in respect of its share option plan.

	Nine months ended September 30, 2007			Nine months ended September 30, 2006		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding, beginning of period	1,096,650	$	25.17	1,248,462	$	18.98
Granted	219,948		52.48	190,074		49.52
Forfeited	(77,081)		45.55	(17,828)		23.63
Exercised	(252,172)		17.24	(320,412)		16.11
Outstanding, end of period	987,345	$	31.67	1,100,296	$	25.02

At September 30, 2007, 521,091 options were fully vested and exercisable at strike prices in the range of $10.53 to $49.64.
During the first nine months of 2007, the Company recognized compensation cost of $1,739 (year to date September 2006 - $1,886) in respect of its share option plan.

5. LONG-TERM INCENTIVE PLAN:

The Company records its obligation under the long-term incentive plan, if any, in the period in which the award is earned. The Company has purchased swaps to economically hedge against the impact of its share price fluctuations on the non-performance based portion of the long-term incentive plan (note 8). As at September 30, 2007, the total accrual for the restricted share units ("RSUs") is $5,532 (December 31, 2006 - $11,330) and is included in accounts payable and accrued liabilities and other liabilities. In prior years, the RSUs obligation was estimated and recorded at a targeted payout amount which was not necessarily based on the maximum amount that might be paid.

The maximum amount to be paid is not known until the awards have vested and will be based on total shareholder return to the time of payout. Effective January 1, 2007, the Company has changed its estimate of the RSUs obligation. The accrual is based on actual dividends paid, continuation of the most recent quarterly dividend and the closing price of the Company's common shares for the period. Having monitored fluctuations in the Company's share price, the Company concluded that accruing its obligation in this manner provided a better estimate of the RSUs payout compared with an estimate based on target. The impact of this change in methodology for making the estimate was to increase the RSUs obligation and compensation and benefits costs by $387 for the quarter ended September 30, 2007 and for the year-to-date by $1,921.

6. EARNINGS PER SHARE:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Net income	$ 42,682	$ 33,217	$ 118,258	$ 96,408
Weighted average number of common shares outstanding	68,103,741	68,351,231	68,412,679	68,503,704
Basic earnings per share	$ 0.63	$ 0.49	$ 1.73	$ 1.41
Diluted weighted average number of common shares outstanding	68,495,979	68,986,758	68,896,557	69,033,302
Diluted earnings per share	$ 0.62	$ 0.48	$ 1.72	$ 1.40

7. EMPLOYEE FUTURE BENEFITS:

Total retirement benefit cost for the quarter ended September 30, 2007 was $1,625 (2006 - $1,541) and for the year-to-date was $5,395 (2006 – $4,645).

8. FINANCIAL INSTRUMENTS:

In accordance with the new standards referenced in note 1, the Company has classified the significant impacts of its financial instruments as follows:

a) Marketable securities:

The Company has designated its marketable securities as held-for-trading in accordance with the definition in Section 3855. At September 30, 2007, these investments have been measured at fair value and unrealized net gains of $829 have been recognized during the three months ended September 30, 2007 and unrealized net losses year-to-date of $2,957 have been reflected in net income in the consolidated financial statements.

Nine months ended September 30, 2007 and 2006 (in thousands of dollars, except per share amounts)(Unaudited)

b) Swaps:

TSX Inc. has entered into total return swaps which synthetically replicate the economics of TSX Inc. purchasing TSX Group Inc. shares as a partial fair value hedge to the share appreciation rights of RSUs and deferred share units that are awarded to directors and employees of the Company and its affiliates. TSX Inc. marks to market the value of the hedged units as an adjustment to income, and simultaneously marks to market the liability to holders of the share units as an adjustment to income. The fair values of the contracts and the obligation to unit holders are reflected on the balance sheet. The contracts are settled in cash upon maturity.

At September 30, 2007, the fair value of the total return swaps was estimated to be $1,119 and the unrealized gains reflected in net income during the three month period ended September 30, 2007 amounted to $2,194 and for the year-to-date $1. At September 30, 2006, the fair value of the total return swaps was estimated to be $2,560 and the unrealized gains recorded in net income during the three month period ended September 30, 2006 amounted to $2,188 and for the year-to-date $1,359.

c) NGX energy contracts:

As an electronic exchange and clearing house for physically and financially settled spot and forward energy products, NGX is the central counterparty for all transactions on NGX between buyers and sellers. Prices are either fixed and determined by the electronic matching of bids and offers from NGX participants at the time the trading contracts are initiated or swap contracts call for the payment of the differential between fixed prices, as agreed through the bid offer process, and specified market indices at future dates.

NGX does not participate in the price risk associated with these trading contracts and does not take physical delivery of energy products traded on NGX. In the event of non-performance by one of the buyers or sellers in a transaction, NGX has arranged for third party physical backstopping for the transaction with all related costs payable by the non-performing counterparty.

NGX energy contract receivable and payable positions are recognized for all contracts where physical delivery has occurred or financial settlement amounts have been determined prior to the period end but payments have not yet been made.

The changes in the fair value of the undelivered physically settled trading contracts and the forward financially settled trading contracts are recognized in the consolidated assets and liabilities as open energy contracts. The equal and offsetting unrealized gains and losses related to the change in the fair value of the open energy contracts are recognized in the consolidated statement of income.

9. COMMITMENTS:

On March 28, 2007, the Company announced a technology and clearing arrangement with the IntercontinentalExchange, Inc. ("ICE"). Under the arrangement, ICE will provide certain trading services to NGX on an outsourced basis with respect to Canadian physical natural gas and electricity contracts. In turn, NGX will serve as the clearinghouse for US physical natural gas products. The Company expects to launch this arrangement in the fourth quarter of 2007.

10. NORMAL COURSE ISSUER BID:

On August 1, 2007, the Company received approval from Toronto Stock Exchange to repurchase up to 6,841,051 of its common shares under a normal course issuer bid ("NCIB"). Purchases may be made over a one year period to end on August 6, 2008. Common shares purchased under the NCIB are cancelled. From August 7, 2007 to September 30, 2007, the Company purchased 1,710,262 common shares at an aggregate cost of $73,804 of which $9,766 was charged to share capital and $64,038 was charged to the deficit.

11. SUBSEQUENT EVENTS:

As part of its clearing operations, NGX becomes the counterparty to each transaction concluded through its electronic trading platform. To manage the risks associated with its clearing activities, NGX is fully collateralized by the counterparty in accordance with its margining methodology and maintains a $30,000 clearing backstop fund. The Company is the guarantor of this fund, and has pledged $30,000 of marketable securities related to its obligation as a guarantor.

On October 31, 2007, the Board of Directors of the Company approved an increase in the NGX clearing backstop fund to $100,000 U.S. to accommodate the anticipated growth in transaction activity. The previously secured guarantee of $30,000 will be replaced by an unsecured guarantee of $100,000 U.S.

12. COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year.

MARKET STATISTICS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Toronto Stock Exchange:				
Volume (millions)	22,855.7	17,150.9	71,382.7	60,203.9
Value ($ billions)	439.6	339.7	1,257.5	1,048.3
Transactions (000s)	30.7	19.5	84.4	61.6
Issuers Listed	1,611	1,587	1,611	1,587
New Issuers Listed:	41	44	155	151
Number of Initial Public Offerings	14	19	72	84
Number of graduates from TSX Venture/NEX	18	15	57	47
New Equity Financing: ($ millions)	7,629.0	6,985.2	35,885.3	28,779.9
Initial Public Offering Financings ($ millions)	999.3	957.9	4,693.6	8,042.1
Secondary Offering Financings[1] ($ millions)	4,023.2	3,323.7	17,245.9	13,065.2
Supplementary Financings ($ millions)	2,606.5	2,703.6	13,945.8	7,672.6
Market Cap of Issuers Listed ($ billions)	2,156.6	1,907.2	2,156.6	1,907.2
S&P/TSX Composite Index[2] Close	14,098.9	11,761.3	14,098.9	11,761.3
TSX Venture Exchange[3]:				
Volume (millions)	11,083.5	6,562.3	38,009.2	28,229.5
Value ($ millions)	8,409.8	5,609.2	33,591.7	25,309.8
Transactions (000s)	1,788.5	1,163.6	6,439.5	4,892.0
Issuers Listed	2,297	2,233	2,297	2,233
New Issuers Listed	67	52	186	137
New Equity Financing: ($ millions)	2,901.5	1,258.7	8,729.1	5,865.0
Initial Public Offering Financings ($ millions)	85.6	123.8	325.3	271.0
Secondary Offering Financings[1] ($ millions)	2,815.9	1,134.9	8,403.8	5,594.0
Market Cap of Issuers Listed: ($ billions)	58.6	44.7	58.6	44.7
S&P/TSX Venture Composite Index[2] Close				
Toronto Stock Exchange and TSX Venture Exchange:				
Professional and Equivalent Real-time Data Subscriptions	155,135	134,986	155,135	134,986

[1] Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

[2] S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

[3] TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (152 issuers at September 30, 2007 and 180 issuers at September 30, 2006).

INVESTOR CONTACT INFORMATION

Investor Relations may be contacted at:

Tel: (416) 947-4277 (Toronto Area)
1-888-873-8392 (North America)
Fax: (416) 947-4444
E-mail: shareholder@tsx.com

REGISTERED OFFICE AND HEAD OFFICE OF TSX GROUP

The Exchange Tower
130 King Street West
Toronto, ON Canada
M5X 1J2

Le rapport du troisième trimestre est également disponible en français.

DIVIDEND INFORMATION

The Board of Directors of TSX Group Inc. declared a dividend of $0.38 on each common share outstanding, payable on November 30, 2007 to shareholders of record at the close of business on November 16, 2007.

TSX Group hereby advises that this dividend is an "eligible dividend" in accordance with the Canada Revenue Agency release dated December 20, 2006. For more information regarding the designation of dividends, please refer to their release. Shareholders with questions regarding the tax treatment of dividends should consult with their own tax advisors or contact their local office of the Canada Revenue Agency and where applicable, the provincial taxation authorities.

NORMAL COURSE ISSUER BID

On July 25, 2007 we announced our intention to engage in a normal course issuer bid ("NCIB") to purchase up to 6,841,051 of our common shares through the facilities of Toronto Stock Exchange. These purchases will terminate on August 6, 2008 or such earlier date as we complete our purchases. TSX Group will make purchases in accordance with Toronto Stock Exchange requirements and the price which we will pay for any such common shares will be the market price of such shares at the time of acquisition. All shares purchased by TSX Group under the NCIB will be cancelled.

We have entered into a pre-defined plan with our designated broker to allow for the repurchase of our common shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise.

A copy of our Notice of intention to file a normal course issuer bid may be obtained, without change, by contacting investor Relations as outlined above.

TRADE-MARKS

TSX, TSX Group, Toronto Stock Exchange, TSX Venture Exchange, TSX Quantum, TSX Quantum Revolution, Natural Gas Exchange, NGX, CDEX, DEX, Capital Pool Company, TSXPress and TSXconnect are trade-marks of TSX Inc. PC-Bond is a trade-mark of 2099242 Ontario Inc., a wholly-owned subsidiary of TSX Group Inc.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements, which are not historical facts but are based on certain assumptions and reflect TSX Group's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please see Forward-Looking Statements, Risks and Uncertainties in the Q3-2007 Management's Discussion and Analysis for some of the risk factors that could cause actual events or results to differ materially from current expectations.

The Exchange Tower
3rd Floor, 130 King Street West
Toronto, ON M5X 1J2


TSX group
TSX

April 26, 2007

To: Canadian Securities Administrators

Dear Sirs/Mesdames:

Re: TSX GROUP INC. (the "Corporation")
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MONTREAL, QUEBEC, CANADA
WEDNESDAY, APRIL 25, 2007 – 2:00 P.M.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out the matters voted on at the Corporation's Annual and Special Meeting of Shareholders. Each of the matters set out below were conducted by ballot and are described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular:

1. **Election of Directors**

Each of the fourteen (14) nominees listed in the Management Information Circular were elected as directors of the Corporation for the ensuing year or until their successors are elected or appointed. Voting results for individual directors are set out below:

Name of Nominee	Votes For		Votes Withheld	
	#	%	#	%
Tullio Cedraschi	43,125,262	99.8	84,597	0.2
Raymond Chan	43,121,968	99.8	87,891	0.2
Wayne C. Fox	43,154,221	99.9	55,638	0.1
Raymond Garneau	43,178,265	99.9	31,594	0.1
John A. Hagg	43,138,282	99.8	71,577	0.2
Harry A. Jaako	43,111,159	99.8	98,700	0.2
J. Spencer Lanthier	42,560,857	98.5	649,002	1.5
Jean Martel	43,156,874	99.9	52,985	0.1
Owen McCreery	43,147,417	99.9	62,442	0.1
Douglas McGregor	43,173,739	99.9	36,120	0.1
John P. Mulvihill	43,154,589	99.9	55,270	0.1
Richard W. Nesbitt	43,170,904	99.9	38,955	0.1
Kathleen M. O'Neill	43,164,880	99.9	44,979	0.1
Gerri B. Sinclair	43,134,675	99.8	75,184	0.2

2. Appointment of Auditor

KPMG LLP was appointed auditor of the Corporation until the next annual meeting of shareholders at a remuneration to be fixed by the Directors.

Votes For		Votes Withheld	
#	%	#	%
43,161,740	99.8	48,119	0.2

3. Approval of Amendments to TSX Group Inc.'s Share Option Plan

The shareholders approved the amendments to TSX Group Inc.'s Share Option Plan.

Votes For		Votes Withheld	
#	%	#	%
37,454,618	87.6	5,306,754	12.4

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**TSX Group Inc.**
Financial Year Ending, used in calculating the participation fee:	**December 31, 2006**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	68,421,264	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X 47.69	
Market value of class or series	= 3,263,010,080	
		3,263,010,080 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		________ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		
[Provide details of how determination was made.]		________ (B)
(Repeat for each class or series of corporate debt or preferred shares)		________ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		3,263,010,080

Total fee payable in accordance with Appendix A of the Rule $29,700.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of entire months remaining in the issuer's financial year ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for ________

financial reporting purposes)

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______

Any other item forming part of shareholders' equity and not set out specifically above ______

Percentage of the outstanding equity securities registered in the name of an Ontario person X ______

Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ______

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

March 27, 2007

Sharon C. Pel
Senior Vice President, Legal and Business Affairs
TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2
T (416) 947-4300
F (416) 947-4461
sharon.pel@tsx.com

VIA SEDAR

Autorite des marches financiers
800 Square Victoria, 22' Floor
PO Box 246, Stock Exchange Tower
Montreal, QC H4Z 1G3

Attention: Continuous Disclosure

Dear Sir/Madam:

Re: Report on number and value of securities distributed in Quebec, pursuant to section 114 of the *Regulation Concerning Securities* regarding TSX Group Inc. ("TSX Group") Share Option Plan (the "Share Option Plan")

During the fiscal year ended December 31, 2006, TSX Group granted options to purchase 1,668 common shares of TSX Group to residents in Quebec, which are exercisable at $49.635 and granted options to purchase 8,410 common shares of TSX Group, which are exercisable at $47.304, to residents in Quebec. The options were issued for no consideration and the price at which the options were granted was set at the weighted average trading price on Toronto Stock Exchange the five trading days immediately preceding the date of grant.

During the fiscal year ended December 31, 2006, no options were exercised by Quebec residents in connection with the Share Option Plan.

Yours truly,

"Sharon C. Pel"

Sharon C. Pel

SCP/nls